Form 20-F
period 2020-12-31
Infobird Co., Ltd
filed 2021-05-14
CIK 1815566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission file number: 001-40301

Infobird Co., Ltd
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road Chaoyang District, Beijing, China 100102
(Address of Principal Executive Offices)

Yimin Wu
Chief Executive Officer
Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102
E-mail: wuym@infobird.com
Telephone: + 86-010-52411819
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.001 per share	IFBD	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2020, there were 19,000,000 ordinary   shares issued and outstanding, par value $0.001 per ordinary share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	The “Company,” “we,” “us” and “our” refer to Infobird Co., Ltd and its subsidiaries, its variable interest entity and the subsidiaries of its variable interest entity.

●	“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

●	We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

●	Our functional currency is RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Assets and liabilities are translated into U.S. dollars at the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York as of the balance sheet dates, the statements of income are translated using the average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, the balance sheet amounts, with the exception of equity at December 31, 2020 and 2019 were translated at 6.5250 RMB and 6.9618 RMB, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2020, 2019, and 2018 were 6.9042 RMB, 6.9081 RMB, and 6.6090 RMB to $1.00, respectively. Cash flows were also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. Factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements, include, but are not limited to, the factors summarized below:

●	We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.

●	We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

●	We have a limited operating history. There is no assurance that our future operations will be profitable. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

●	We generate a significant portion of our revenues primarily from a single major customer, China Guangfa Bank, which accounted for 34.8%, 77.3% and 76.7% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively, and loss of business from such customer could reduce our revenues and significantly harm our business.

●	We operate in highly competitive markets and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

●	Our future growth depends in part on new products and new technology innovation, and failure to invent and innovate could materially and adversely impact our business prospects.

●	Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

●	If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to China’s legal system could materially and adversely affect us.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2018, 2019 and 2020 and as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1.

Selected Consolidated Balance Sheet Data:

	December 31,	December 31,	December 31,
	2020	2019	2018
Total current assets	$7,285,853	$5,944,254	$6,608,143
Total assets	15,954,533	11,139,226	10,369,927
Total current liabilities	7,501,203	7,343,064	10,003,872
Total liabilities	7,823,238	7,544,671	10,058,604
Total shareholders’ equity attributable to Infobird Co., Ltd	7,887,067	3,424,072	290,666
Noncontrolling interests	244,228	170,483	20,657
Total equity	8,131,295	3,594,555	311,323

Selected Consolidated Statements of Operations Data:

	For the Years Ended December 31,
	2020	2019	2018
REVENUES	$14,532,941	$18,248,289	$18,789,550
COST OF REVENUES	4,718,093	7,987,146	9,303,803
GROSS PROFIT	9,814,848	10,261,143	9,485,747
OPERATING EXPENSES:
Selling	1,837,768	1,533,255	1,918,418
General and administrative	1,712,034	1,192,429	1,488,802
Research and development	1,897,349	1,496,579	3,010,859
Total operating expenses	5,447,151	4,222,263	6,418,079
INCOME FROM OPERATIONS	4,367,697	6,038,880	3,067,668
OTHER INCOME (EXPENSE)
Interest income	6,989	8,823	5,432
Interest expense	(208,506)	(411,298)	(497,057)
Other income, net	180,051	138,457	11,595
Total other expense, net	(21,466)	(264,018)	(480,030)
INCOME BEFORE INCOME TAXES	4,346,231	5,774,862	2,587,638
PROVISION FOR INCOME TAXES	286,071	673,034	145,263
NET INCOME	4,060,160	5,101,828	2,442,375
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	476,580	(29,392)	24,083
TOTAL COMPREHENSIVE INCOME	4,536,740	5,072,436	2,466,458
Less: Comprehensive income (loss) attributable to noncontrolling interests	73,745	253,876	(160,932)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INFOBIRD CO., LTD	$4,462,995	$4,818,560	$2,627,390
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES Basic and diluted*	19,000,000	19,000,000	19,000,000
EARNINGS PER SHARE
Basic and diluted*	$0.21	$0.26	$0.14

* Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on March 26, 2020.

Selected Consolidated Cash Flow Data:

	For the Years Ended December 31,
	2020	2019	2018
Net cash (used in) provided by operating activities	$1,530,698	$6,321,227	$(1,162,798)
Net cash provided by (used in) investing activities	(3,242,564)	(2,037,364)	(55,324)
Net cash (used in) provided by financing activities	(233,382)	(3,445,761)	2,431,084
EFFECT OF EXCHANGE RATE CHANGES	118,354	(40,048)	(123,997)
NET CHANGE IN CASH	(1,826,894)	798,054	1,088,965
CASH, beginning of year	3,509,420	2,711,366	1,622,401
CASH, end of year	$1,682,526	$3,509,420	$2,711,366

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history. There is no assurance that our future operations will be profitable. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

Given the limited operating history of Infobird Cayman, there can be no assurance that we can maintain our business such that we can continuously earn a significant profit or any profit at all. The future of our business will depend upon our ability to obtain and retain customers and when needed, obtain sufficient financing and support from creditors, while we strive to achieve and maintain profitable operations. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we undertake. There is no history upon which to base any assumption that our business will prove to be successful, and there is significant risk that we will not be able to generate the sales volumes and revenues necessary to achieve profitable operations. To the extent that we cannot achieve our plans and generate revenues which exceed expenses on a consistent basis, our business, results of operations, financial condition and prospects will be materially adversely affected.

Our management team has limited public company experience. We have not previously operated as a public company in the United States and several of our senior management positions are currently held by employees who have been with us for a short period of time. Our entire management team, as well as other company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our consolidated financial statements or possible restatement of financial results, our stock price may be materially and adversely affected, and we may be unable to maintain compliance with the listing requirements of Nasdaq. Any such failures could also result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially and adversely affect our business, financial condition, results of operations and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

The growth and success of our business depends on our ability to develop new services and enhance existing services in order to keep pace with rapid changes in technology.

The market for our services is characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Our future growth and success depends significantly on our ability to anticipate developments in technologies, and develop and offer new services to meet our customers’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or technologies we develop may not be successful in the marketplace. The development of some of the services and technologies may involve significant upfront investments and the failure of these services and technologies may result in our being unable to recover these investments, in part or in full. Further, services or technologies that are developed by our competitors may render our services uncompetitive or obsolete. In addition, new technologies may be developed that allow our customers to more cost-effectively perform the services that we provide, thereby reducing demand for our services. Should we fail to adapt to the rapidly changing technologies or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our customers in a timely manner, our business and results of operations may be materially and adversely affected.

We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.

The customer engagement industry in China is developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new services and significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our services, all of which may lead to reduced revenues and profitability.

We generate a significant portion of our revenues primarily from a single major customer, China Guangfa Bank, which accounted for 34.8%, 77.3% and 76.7% of our total revenues for the years ended December 31, 2020, 2019 and 2018, respectively, and loss of business from such customer could reduce our revenues and significantly harm our business.

We generate a significant portion of our revenues primarily from a single major customer, China Guangfa Bank, and loss of business from such customer could reduce our revenues and significantly harm our business. We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers.

For the year ended December 31, 2020, two customers, one of which is China Guangfa Bank, accounted for 34.8% and 13.2% of our total revenues, respectively, and three customers accounted for 50.8%, 19.9%, and 10.9% of the total balance of our accounts receivable, respectively. For the year ended December 31, 2019, one customer, China Guangfa Bank, accounted for 77.3% of our total revenues and the same one customer, China Guangfa Bank, accounted for 77.6% and another customer accounted for 10.4%, respectively, of the total balance of our accounts receivable. For the year ended December 31, 2018, one customer, China Guangfa Bank, accounted for 76.7% of our total revenues and the same one customer, China Guangfa Bank, accounted for 88.4% of the total balance of our accounts receivable. The decline in customized cloud-based services revenue, which is attributed to China Guangfa Bank, was due to the impact of COVID-19 and as China Guangfa Bank also changed its internal strategy of telemarketing, which resulted in a decrease in the number of paid user accounts subscribed by China Guangfa Bank in the second half of 2020 as compared to prior periods. Due to the impact of COVID-19 and China Guangfa Bank’s change in internal strategy of telemarketing, our customized cloud-based services revenue in the fiscal year 2020 was lower compared to the fiscal year 2019. We expect such revenue to continue declining in the fiscal year 2021 mainly due to China Guangfa Bank’s decrease in its demand for, and usage of, our corresponding products and services. Currently, China Guangfa Bank’s internal telemarketing strategy is to increase its internal IT capabilities. Therefore, China Guangfa Bank no longer procures such services from a third-party provider, including us, which affects the services we provide to China Guangfa Bank. Due to our long-lasting relationship with China Guangfa Bank, we have been actively communicating with China Guangfa Bank to explore cooperative opportunities involving our standard cloud-based services in other business lines. In addition, our latest services contract with China Guangfa Bank was effective on April 1, 2019 for a service period of fifteen months and expired on June 30, 2020. The termination of the latest contract required mutual written consent from us and China Guangfa Bank. We were to provide China Guangfa Bank access to the customized SaaS, which included telecommunications services, such as telephone calls and messaging, and technical support. China Guangfa Bank has not renewed such agreement, and we and China Guangfa Bank are currently not operating under such agreement. In addition, we entered into a separate services contract with China Guangfa Bank for the provision of data analysis and research services. The contract had a three-year term from January 1, 2018 and expired on December 31, 2020. China Guangfa Bank could terminate this contract at any time. China Guangfa Bank has not renewed such agreement, and we and China Guangfa Bank are currently not operating under such agreement. We do not derive material amounts of revenue from such expired telecommunications services agreement with China Guangfa Bank. We are negotiating with China Guangfa Bank to provide new products and services to China Guangfa Bank. It is currently preliminarily anticipated that China Guangfa Bank will account for approximately 5% of the Company’s total revenues for the 2021 fiscal year.

Our ability to maintain close relationships with major customers, specifically China Guangfa Bank, is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year to year, in particular since we are generally not our customers’ exclusive technology services provider and we do not have long-term commitments from any of our customers to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year. The services we provide to our customers, and the revenues and income from those services, may decline or vary as the type and quantity of services we provide changes over time. In addition, our reliance on any individual customer for a significant portion of our revenues may give that customer a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a customer, and these factors are not predictable. These factors may include organization restructuring, pricing pressure, changes to its technology strategy, switching to another services provider or returning work in-house. The loss of any of our major customers could adversely affect our financial condition and results of operations.

We primarily rely on a limited number of vendors, and the loss of any such vendor could harm our business.

For the year ended December 31, 2020, two vendors accounted for 19.1% and 10.9% of our total purchases, and three vendors accounted for 38.7%, 22.1% and 14.7% of the total balance of our accounts payable, respectively. For the year ended December 31, 2019, three vendors accounted for 16.0%, 13.1% and 10.3%, respectively, of our total purchases, and also accounted for 18.6%, 12.9% and 12.3%, respectively, of the total balance of our accounts payable. For the year ended December 31, 2018, three vendors accounted for 21.6%, 12.4% and 11.2%, respectively, of our total purchases, and also accounted for 27.3%, 23.8% and 12.5%, respectively, of the total balance of our accounts payable. Such vendors are telecommunications carriers and our purchases from such vendors are value-added telecommunications services, such as voice lines and research services. We enter into agreements with vendors in the ordinary course of our business. Such agreements generally have initial terms ranging from two to three years and typically contain automatic renewal provisions. Any difficulty in replacing such vendors could negatively affect our performance. If we are prevented or delayed in obtaining services, products, or components for products, due to political, civil, labor or other factors beyond our control that affect our vendors, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. Such delays may significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured.

We operate in highly competitive markets and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

The markets we compete in are highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow our market share, any of which could substantially harm its business and results of operations. We compete for customers primarily on the basis of our brand name, price and the range of products and services that we offer. Across our business, we face competitors who are constantly seeking ideas which will appeal to customers and introducing new products that compete with our products. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, less-costly production, more established relationships with a broader set of suppliers and customers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than we do. We cannot assure that we will be able to successfully compete against new or existing competitors. If we fail to maintain our reputation and competitiveness, customers demand for our products may decline.

In addition to existing competitors, new participants with a popular product or service idea could gain access to customers and become a significant source of competition in a short period of time. These existing and new competitors may be able to respond more rapidly than us to changes in customer preferences. Our competitors’ products may achieve greater market acceptance than our products and potentially reduce demand for our products, lower our revenues and lower our profitability.

Our future growth depends in part on new products and new technology innovation, and failure to invent and innovate could materially and adversely impact our business prospects.

Our future growth depends in part on maintaining our current products in new and existing markets, as well as our ability to develop new products and technologies to serve such markets. To the extent that competitors develop competitive products and technologies, or new products or technologies that achieve higher customer satisfaction, our business prospects may be materially and adversely impacted. In addition, regulatory approvals for new products or technologies may be required, these approvals may not be obtained in a timely or cost effective manner, which may also materially and adversely impact our business prospects.

If we fail to increase our brand recognition, we may face difficulty in obtaining new customers.

Although we believe our brand is reputable in the PRC customer engagement industry, we still believe that maintaining and enhancing our brand recognition in a cost-effective manner outside of that market is critical to achieving widespread acceptance of our current and future products and services and is an important element in our effort to increase our customer base. Successful promotion of our brand will depend largely on our ability to maintain a sizeable and active customer base, our marketing efforts and ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in building our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, in which case our business, operating results and financial condition, would be materially and adversely affected.

Any failure to offer high-quality customer support may materially and adversely affect our relationships with our customers.

Our ability to retain existing customers and attract new customers depends on our ability to maintain a consistently high level of customer service and technical support. Our customers depend on our service support team to assist them in utilizing our services effectively and to help them to resolve issues quickly and to provide ongoing support. If we are unable to hire and train sufficient support resources or are otherwise unsuccessful in assisting our customers effectively, it may materially and adversely affect our ability to retain existing customers and could prevent prospective customers from adopting to our services. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase our costs and adversely affect our business, results of operations and financial condition. Our sales are highly dependent on our business reputation and on positive recommendations from customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, may materially and adversely affect our reputation, business, results of operations and financial condition.

Incorrect or improper implementation or use of our services could result in customer dissatisfaction and negatively affect our business, results of operations, financial condition, and growth prospects.

Our services are deployed in a wide variety of increasingly complex technology environments, including on premises, in the cloud or in hybrid environments. We believe our future success will depend on our ability to increase sales of our services for use in such deployments. We must often assist our customers in achieving successful implementations of our services, which we do through our professional consulting and technical support services. If our customers are unable to implement our services successfully, or unable to do so in a timely manner, customer perceptions of our services may be harmed, our reputation and brand may suffer, and customers may choose to cease usage of our services or not to expand their use of our services. Our customers may need training in the proper use of and the variety of benefits that can be derived from our services to maximize their benefits. If our services are not effectively implemented or used correctly or as intended, or if we fail to adequately train customers on how to efficiently and effectively use our services, our customers may not be able to achieve satisfactory outcomes. This could result in negative publicity and legal claims against us, which may cause us to generate fewer sales to new customers and reductions in renewals or expansions of the use of our services with existing customers, any of which would harm our business and results of operations.

Failure to adhere to regulations that govern our customers’ businesses could result in breaches of contracts with our customers. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.

Our customers’ business operations are subject to certain rules and regulations in China or elsewhere. Our customers may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such manner could result in breaches of contract with our customers and, in some limited circumstances, civil fines and criminal penalties for us.

In addition, the internet industry in China is highly regulated, and we are required under various Chinese laws to obtain and maintain permits and licenses to conduct our business.

Pursuant to the PRC Regulations on Telecommunications, in order to engage in value-added telecommunications services, or VATS, a services provider must obtain a value-added telecommunications business operating license, or VATS License, from the MIIT or its provincial level counterparts. For example, pursuant to the Catalogue of Telecommunications Business, the call center business refers to the provision of business consultation, information consultation and data query services to users, with the entrustment of enterprises or institutions, based on the call center system and database technology connected to public communication network or the internet and the information database established by information collection, processing and storage. Therefore, a VATS License with the business scope of “Nationwide Domestic Call Center Services” is required for the provision of call center services all over China. As of December 31, 2020, Infobird Guiyang has obtained a VATS License with the business scope of “Domestic Call Center Services in Guizhou Province only” while a broader scope covering national service is required. In addition, Infobird Beijing has obtained a VATS License with the business scope of “Nationwide Domestic Call Center Services”. We are currently in the process of switching the counterparty on our relevant existing agreements with customers from Infobird Guiyang to Infobird Beijing in order to be compliant with such restrictions. If the relevant PRC government authority decides that we are operating without the proper license, we may be subject to penalties such as confiscation of the revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation of our operations.

As of December 31, 2020, we have not been subject to any material penalties from the relevant government authorities for failure to obtain any license for our business operations in the past. We cannot assure you, however, that the government authorities will not do so in the future. If we do not obtain, hold or maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing customers or be able to attract new customers and could lose revenues, and we may also be subject to penalties, which could have a material and adverse effect on our business and results of operations.

Failure to disclose the outsourcing of our BPO services to customers or reach an agreement on the outsourcing with customers could result in breaches and terminations of contracts with our customers, and may substantially harm our business and results of operations.

We provide BPO services partially through outsourced service providers, in which event the BPO services are actually provided by the outsourced service providers to our customers. However, we do not disclose the outsourcing to our customers, nor do we reach an agreement with our customers on the outsourcing in the BPO services contracts signed between our customers and us. Such failure could result in breaches and terminations of BPO services contracts, and we may also be subject to liabilities for breach of contracts, which may have a material adverse effect on our business and results of operations.

If our new enhancements to our services do not achieve sufficient market acceptance, our financial results and competitive position will suffer.

We spend substantial amounts of time and money to research and develop new enhancements of our services to incorporate additional features, improve functionality or other enhancements in order to meet our customers’ rapidly evolving demands. When we develop an enhancement to our services, we typically incur expenses and expend resources upfront to develop, market and promote the new enhancements. Therefore, when we develop and introduce new enhancements to our services, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market. If our new enhancements to our services do not garner widespread market adoption and implementations, our business, business prospects, future financial results and competitive position may be materially and adversely affected.

If we cause disruptions to our customers’ businesses or provide inadequate service, our customers may have claims for substantial damages against us, and as a result our profits may be substantially reduced.

If we make errors in the course of delivering services to our customers or fail to consistently meet service requirements of a customer, these errors or failures could disrupt the customer’s business, which could result in a reduction in our net revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

The services we provide are often critical to our customers’ businesses. We generally provide customer support after our customized application is delivered. Certain of our customer contracts require us to comply with security obligations including maintaining system security, ensuring our system is virus-free, maintaining business continuity procedures, and verifying the integrity of employees that work with our customers by conducting background checks. Any failure in a customer’s system or breach of security relating to the services we provide to the customer could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our systems could impede our ability to provide services to our customers, have a negative impact on our reputation, which may materially and adversely affect our business, financial conditional and results of operations.

Interruptions or performance problems associated with our technology and infrastructure may materially and adversely affect our business, results of operations, and financial condition.

Our continued growth depends in part on the ability of our existing customers and new customers to access our SaaS services, at any time and within an acceptable amount of time. We may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors or capacity constraints. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance as our SaaS services become more complex. If our services are unavailable or if our customers are unable to access features of our services within a reasonable amount of time or at all, our business, results of operations, and financial condition may be materially and adversely affected would be negatively affected.

We currently provide our SaaS services via designated data centers. We expect that in the future we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In addition, if our security, or that of our data center providers, is compromised, our services are unavailable or our customers are unable to use our services within a reasonable amount of time or at all, then our business, results of operations and financial condition may be materially and adversely affected. In some instances, we expect that we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our service performance, in particular during peak usage times, as the features of our services become more complex and the usage of our services increases. Any of the above circumstances or events may harm our reputation, cause customers to stop using our services, or impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, our business, results of operations, and financial condition may be materially and adversely affected.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of customers’ business data. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted cybersecurity attacks, including on portions of their websites or infrastructure. We may also be subjected to breaches of cybersecurity by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about cybersecurity are increased when we transmit information. Electronic transmissions can also be subjected to cybersecurity attacks, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other cybersecurity attacks could be targeted against us for a variety of purposes, including interfering with our products and services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liabilities, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

Our encryption of data and other protective measures may not prevent unauthorized access or use of sensitive data. A breach of our system or that of one of our associated participants may subject us to material losses or liability. A misuse of such data or a cybersecurity breach could harm our reputation and deter customers from using our products and services, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liabilities, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines under applying laws or regulations.

We cannot assure that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us or our customers to obtain reimbursement in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material and adverse effect on our business, financial condition and results of operations.

Cybersecurity attack incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material and adverse effect on our business, financial condition and results of operations.

The PRC Cyber Security Law, effective on June 1, 2017, stipulates that a network operator must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, maintain the integrity, confidentiality and availability of network data. We are making efforts to comply with the applicable laws, regulations and standards, but there can be no assurance that our measures will be effective and sufficient under the PRC Cyber Security Law. If we were found by the regulatory authorities to have failed to comply with the PRC Cyber Security Law, we would be subject to warning, fines, confiscation of illegal revenue, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability and our business, results of operations and financial condition would also be adversely affected. In addition, in light of the evolving regulatory framework of China for the protection of information in cyberspace, we may be subject to uncertainties of and adjustments to our business practices, which may incur additional operating expenses and adversely affect our results of operations and financial condition.

We face intense competition from onshore and offshore customer engagement service providers, and, if we are unable to compete effectively, we may lose customers and our revenues may decline.

The market for customer engagement services is highly competitive and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of technology infrastructure and price. In the customer engagement market, customers tend to engage multiple service providers instead of using an exclusive service provider, which could reduce our revenues to the extent that customers obtain similar or substituted services from other competing providers. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly skilled employees, in particular research and development employees, the price at which our competitors offer comparable services and our competitors’ responsiveness to customer needs and market trends. Therefore, we cannot assure you that we will be able to retain our customers while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share may materially and adversely affect our business, financial condition and results of operations.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have a material and adverse effect on our business, financial condition and results of operations.

We have entered into a number of transactions with related parties. See “Item 7.B. Major Shareholders and Related Party Transactions” for further details on related party transactions. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Transactions with related parties present potential for conflicts of interest, as the interests of related parties may not align with the interests of our shareholders. Although we believe that these transactions were in our best interests, we cannot assure you that these transactions were entered into on terms as favorable to us as those that could have been obtained in an arms-length transaction. We may also engage in transactions with related parties in the future. Conflicts of interests may arise when we transact business with related parties. These transactions, individually or in the aggregate, may have a material and adverse effect on our business, financial condition and results of operations or may result in litigation.

Changes in demand for our products and business relationships with key customers and vendors may materially and adversely affect operating results.

To achieve our objectives, we must develop and sell products that are subject to the demands of our customers. This is dependent on several factors, including managing and maintaining relationships with key customers, responding to the rapid pace of technological change and obsolescence, which may require increased investment by us or result in greater pressure to commercialize developments rapidly or at prices that may not fully recover the associated investment, and the effect on demand resulting from customers’ research and development, capital expenditure plans and capacity utilization. If we are unable to keep up with our customers’ demands, our sales, earnings and operating results may be materially and adversely affected.

Our future success depends in part on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive team listed in “Item 6. Directors, Senior Management and Employees” located elsewhere in this annual report, the loss of whose services may materially and adversely impact the achievement of our objectives. Recruiting and retaining other qualified employees for our business, including technical personnel, will also be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous companies for individuals with similar skill sets. The inability to recruit or loss of the services of any executive or key employee may materially and adversely affect our business.

We may need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2020, we had 305 employees, all of whom were full-time employees and were located in China. As our company continues to grow, we also expect to expand our employee base. In addition, we intend to grow by expanding our business, increasing market penetration of our existing products and developing new products. Future growth would impose significant additional responsibilities on our management, including the need to develop and improve our existing administrative and operational systems and our financial and management controls and to identify, recruit, maintain, motivate, train, manage and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage any future growth.

Failure of beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

The State Administration of Foreign Exchange, or SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its appendices. These regulations require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”, or SPV. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. We cannot assure you that these direct or indirect shareholders of our company who are PRC residents will be able to successfully update the registration of their direct and indirect equity interest as required in the future. If they fail to update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected. In addition, non-U.S. shareholders may experience unfavorable tax consequences if such non-U.S. shareholders are determined to be a resident enterprise for PRC tax purposes. See “Item 4. Information on the Company - Regulations - Regulations on Tax in the PRC” and “Item 10.E. Taxation - PRC Taxation” for further information.

As of the date of this annual report, to our knowledge, all of our shareholders had registered according to SAFE Circular 37.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of December 31, 2020, we have not made adequate employee benefit payments in strict compliance with the relevant PRC regulations for and on behalf of our employees. Our failure in making contributions to various employee benefits plans in strict compliance with applicable PRC labor-related laws and regulations may subject us to late payment penalties, and we could also be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We do not have business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

In addition to the net proceeds raised in our initial public offering, we may need to obtain additional debt or equity financing to fund future capital expenditures. While we do not anticipate seeking additional financing in the immediate future, any additional equity financing may result in dilution to the holders of our outstanding ordinary shares. Additional debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business. We cannot guaranty that we will be able to obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could materially and adversely affect our business operations.

We are subject to risks relating to our leased properties, which in turn could materially and adversely affect our business, results of operations and financial condition.

Currently, all of our offices are located on leased premises. As of December 31, 2020, some of the lessors of our leased properties in China have not provided us with their property ownership certificates. If our lessors are not the owners of the properties, or if they have not obtained the proper authorization from the legal owners of the properties, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. Any relocation would require us to locate and secure additional facilities, expenditures of additional funds in connection with the relocation and preparation of replacement facilities. This could affect our ability to provide uninterrupted services to our customers and harm our reputation, which in turn could materially and adversely affect our business, results of operations and financial condition.

Risks Related to Intellectual Property

If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends in part on our ability to protect our intellectual property and information, including our patents, copyrights, trademarks, trade secrets, and rights under agreements with third parties, in China and around the world, as well as our customer, employee, and customer data. Third parties may try to challenge our ownership of our intellectual property in China and around the world. In addition, intellectual property rights and protections in China may be insufficient to protect material intellectual property rights in China. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Our commercial success will depend in part on our success in obtaining and maintaining patents, copyrights, trademarks, trade secrets and other intellectual property rights in China and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We cannot make any assurances that our core trademarks include a scope sufficient to protect our services and products. For example, our key trademarks “” (Infobird), “” (Xun Niao), “” (Yun Tong Bao) and “” (Qi Tong Bao) are not registered under the category “Software as a Service (SaaS)” in Class 42, in which event third parties would be able to use such logos under category “Software as a Service (SaaS)” in Class 42 without our authorization, and we may even be subjected to claims by third parties for infringement by using such logos. In addition, we did not enter into a trademark transfer agreement with the transferor on trademark “” in 2012, in which event the transferor may claim that the historical transfer of the trademark is flawed and file a claim against the ownership of the transferred trademark.

We cannot make any assurances that the protection of our copyrights are sufficient. For example, our core technology, our no-code development platform, is not registered as a software copyright, which makes the technology vulnerable to the risk of third party’s infringement. Even though we intend to submit an application for copyright registration for our no-code development platform, we cannot assure you when the application will be submitted or the registration will be completed, if at all, and whether the application will be rejected by the National Copyright Administration of the PRC once submitted.

We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our system, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Our patent position may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

●	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

●	any of our pending patent applications will be issued as patents;

●	we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;

●	we were the first to make the inventions covered by each of our patents and pending patent applications;

●	we were the first to file patent applications for these inventions;

●	others will not develop similar or alternative technologies that do not infringe our patents; any of our patents will be found to ultimately be valid and enforceable;

●	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

●	we will develop additional proprietary technologies or products that are separately patentable; or

●	our commercial activities or products will not infringe upon the patents of others.

We rely, in part, upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

Our commercial success will depend in part on not infringing the patents or copyrights, or otherwise violating the other proprietary rights, of others. Significant litigation regarding patent rights and copyright rights occur in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of patents issued to third parties. In addition, patent applications in China and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. We have, and we may in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. We may also occasionally use these proceedings to challenge the patent rights of others. We cannot be certain that any particular challenge will be successful in limiting or eliminating the challenged patent rights of the third party.

Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

●	stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;

●	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; incur significant legal expenses;

●	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

●	pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

●	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and infeasible; and

●	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely on copyright, patent, trade secret, and trademark protection as well as confidentiality agreements with our employees, consultants and third parties, and we may in the future rely on additional intellectual property protection, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert ownership or commercial rights to inventions we develop, which could have a material adverse effect on our business.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. Any infringement claims or lawsuits, even if not meritorious, could be expensive and time consuming to defend, divert management’s attention and resources, require us to redesign our products and services, if feasible, require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, and/or may materially disrupt the conduct of our business.

In addition, we may face claims by third parties that our agreements with employees, contractors or third parties obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our computer systems and operations may be vulnerable to security breaches, which could materially and adversely affect our business.

We believe the safety of our computer network and our secure transmission of information over the internet will be essential to our operations and our services. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

Risks Related to Our Corporate Structure

We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.

Our affiliation with Infobird Beijing is managed through the Contractual Arrangements, which agreements may not be as effective in providing us with control over Infobird Beijing as direct ownership in controlling entities organized in the PRC, which often hold the licenses necessary to conduct business in the PRC. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the PRC. If Infobird Beijing fails to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief, and claiming damages. There is a risk that we may be unable to obtain any of these remedies. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially and adversely affect our operating results and financial condition.

Our business is conducted through Infobird Beijing, which is considered a VIE for accounting purposes, and we, through Infobird WFOE, are considered the primary beneficiary, thus enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future a company we hold as a VIE no longer meets the definition of a VIE under applicable accounting rules, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for reporting purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for accounting purposes. If such entity’s financial results were negative, this would have a corresponding negative impact on our operating results for reporting purposes.

Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company and all of our business operations are conducted through the Contractual Arrangements. Although Infobird Beijing does not have termination rights pursuant to the Contractual Arrangements, it could terminate, or refuse to perform under, the Contractual Arrangements. Because neither we, nor our subsidiaries, own equity interests of Infobird Beijing, the termination or non-performance of the Contractual Arrangements would sever our ability to receive payments from Infobird Beijing under our current holding company structure. While we are currently not aware of any event or reason that may cause the Contractual Arrangements to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the Contractual Arrangements are terminated, this would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, would affect the value of your investment.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. The PRC tax authorities could effectively disregard our VIE structure, resulting in increased tax liabilities. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase tax liabilities without reducing our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We conduct our business through Infobird Beijing by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the Contractual Arrangements between Infobird WFOE and Infobird Beijing. We have been advised by our PRC counsel, Fangda Partners, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and Contractual Arrangements with Infobird WFOE, Infobird Beijing and its shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among Infobird WFOE and Infobird Beijing and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. Therefore, the Contractual Arrangements may be determined by PRC authorities to be inconsistent with the laws and regulations of the PRC, including those related to foreign investment in certain industries.

If any of our PRC entities or their ownership structure or the Contractual Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing conditions or requirements with which the PRC entities may not be able to comply;

●	requiring us and our PRC entities to restructure the relevant ownership structure or operations, including termination of the contractual agreements with our VIE and deregistering the equity pledge of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control our VIE;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business; or

●	imposing fines or confiscating the income from our PRC subsidiaries or our VIE.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

The shareholders of our VIE may have actual or potential conflicts of interest with us and as a result may refuse to perform, or may breach, the Contractual Arrangements, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to perform or sign or may breach, or cause our VIE to breach, or refuse to renew, the existing Contractual Arrangements, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. As a result, control over, and funds due from, our VIE may be jeopardized if the shareholders of our VIE breach, or refuse to renew, the Contractual Arrangements. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Any failure by our VIE or its shareholders to perform their obligations under the Contractual Arrangements, or any unauthorized use of indicia of corporate power or authority, would have a material adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the Contractual Arrangements or if any physical instruments, such as chops and seals, or other indicia of corporate power or authority, are used without our authorization, we may have to incur substantial costs and expend additional resources to seek legal remedies under PRC laws, including specific performance or injunctive relief, and/or claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIE were to refuse to transfer their equity interest in the VIEs to us or our designee if we exercise the purchase option pursuant to the Contractual Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

The Contractual Arrangements are governed by PRC laws. Accordingly, any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements or could affect the validity of the Contractual Arrangements, and as a result we may not be able to exert effective control over our VIE, and our ability to conduct our business may therefore be materially adversely affected.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and its implementation rules that are yet to be issued. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council of the PRC, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through our Contractual Arrangements. As part of these arrangements, substantially all of our assets that are significant to the operation of our business are held by our affiliated entities. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ordinary shares.

Risks Related to Doing Business in China

We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

In recent years, there have been outbreaks of epidemics in various countries, including China. Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to several parts of the world. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout China and several other parts of the world. In March 2020, the World Health Organization declared COVID-19 a pandemic.

Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 pandemic or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or treat its impact, almost all of which are beyond our control. Current and potential impacts include, but are not limited to, the following:

●	We temporarily closed our offices and implemented a work-from-home policy beginning in February 2020, as required by relevant PRC regulatory authorities. We reopened our offices in April 2020;

●	Due to the nature of our business, the impact of the closure on our operational capabilities was insignificant, as most of our work force continued working offsite during such office closures;

●	Our customers could potentially be negatively impacted by COVID-19, which may reduce their budgets for customer services in 2021 and beyond. We experienced a slowdown in revenue growth in 2020, especially in the first half of 2020 as our business was negatively impacted by the COVID-19 pandemic; and

●	The situation may worsen if the COVID-19 pandemic continues. We have not yet experienced significant late payments from our customers, but we may if the situation worsens. We will continue to closely monitor our payment collections throughout 2021 and beyond.

Because of the uncertainty surrounding the COVID-19 pandemic, the financial impact related to COVID-19 cannot be reasonably estimated at this time. Although our consolidated results for fiscal year 2020 have been adversely affected, especially in the first half of 2020, we expect our total revenues in the fiscal year 2021 to increase as compared to fiscal year 2020 due to demand for our standard cloud-based services, but there is no guarantee that our total revenues for the fiscal year 2021 will grow or remain at a similar level compared to the fiscal year 2019 and such results of operations for the fiscal year 2021 may still be adversely impacted by the COVID-19 pandemic compared to the fiscal year 2019 and fiscal year 2020.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from severe conditions may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. The increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact the operations of China-based issuers, including us.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could materially and adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may materially and adversely affect our business and operating results.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our ordinary shares, in particular if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us or our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our ordinary shares could be rendered worthless.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, particularly those entities that are located within China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, or Article 177, the securities regulatory authority of the State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council.

Our principal business operations are conducted in the PRC. In the event that the U.S. regulators carry out investigations on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there is no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner. If U.S. regulators are unable to conduct such investigations, such U.S. regulators may determine to suspend and ultimately delist our ordinary shares from the Nasdaq Capital Market or choose to suspend or de-register our SEC registration.

Uncertainties with respect to China’s legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, PRC law still restricts certain foreign investments in China, and such laws are continually evolving, as more fully described under “Item 4. Information on the Company - Regulations Relating to Foreign Investment”. China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual arrangements and rights, including under the Contractual Arrangements, or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Further, such evolving laws and regulations and the inconsistent enforcement thereof could also lead to failure to obtain or maintain licenses and permits to do business in China, which would adversely affect us.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business. Tariffs could increase the cost of the goods and products which could affect customers’ spending levels. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

We must remit the proceeds from our initial public offering to China before they may be used to benefit our business in China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of our initial public offering must be sent back to China, and the process for sending such proceeds back to China may take several months after the closing of our initial public offering. In utilizing the proceeds of our initial public offering in the manner described elsewhere, as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any shareholder loan or additional capital contribution are subject to PRC regulations. For example, loans by us or making additional capital contribution to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits, while the shareholder loan must be also registered with the SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

To remit the proceeds of our initial public offering, we must take the steps legally required under the PRC laws. In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our ordinary shares.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, including those obtained in the U.S., or bringing actions in China against us or our management based on foreign laws.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior employees reside within China for a significant portion of the time and most are PRC residents. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China, including our management. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions, including the U.S., in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries as a FIE is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of the Ministry of Commerce of the PRC, or the MOFCOM, or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Any medium-or long- term loan to be provided by us to our PRC subsidiaries must be approved by the National Development and Reform Commission, or NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by PRC law. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of FIEs in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of an ordinary FIE in the pilot areas, and such FIE is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such FIEs, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 36 and SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish variable interest entities in the PRC, which may materially and adversely affect our business, financial condition and results of operations. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could materially and adversely affect our PRC subsidiaries’ liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material and adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency into or out of China, which essentially may restrict the ability to transfer funds into or out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We cannot assure you that all of our shareholders that may be subject to SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37, and we cannot assure you that these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may materially and adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As of the date of this annual report, to our knowledge, all of our shareholders had registered according to SAFE Circular 37.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation of the PRC, or the SAT, issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Indirect Transfers of Assets by Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 1, 2017 and December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which was partially revised. SAT Bulletin 37 came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Additional factors outside of our control related to doing business in China could negatively affect our business.

Additional factors that could negatively affect our business include a potential significant revaluation of the Renminbi, which may result in an increase in the cost of producing products in China, labor shortages and increases in labor costs in China as well as difficulties in moving products manufactured in China out of the country, whether due to port congestion, labor disputes, slowdowns, product regulations and/or inspections or other factors. Prolonged disputes or slowdowns can negatively impact both the time and cost of transporting goods. Natural disasters or health pandemics impacting China can also have a significant negative impact on our business. Further, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of “normal trade relations” status with, China, could significantly increase our cost of products exported outside of China and harm our business.

The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018. However, the recent developments may add uncertainties and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Risks Related to our Ordinary Shares

We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified five material weaknesses in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (United States), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements and the absence of policies and procedures and related risk mitigations surrounding our IT policies and procedures,  (ii) lack of backup management and disaster recovery, (iii) system security access deficiency in the area of user accounts creation, periodic user access review, password policy implementation, (iv) deficiency in the network anti-virus management, and (v) lack of segregation of duties for users of our system. We are seeking to remediate these material weaknesses by actively hiring more qualified accounting personnel and we have started the process of preparing a systematic policies and procedures manual for our IT processes in order to develop enhanced risk assessment procedures and controls related to changes in IT systems and provide training programs for staff with a focus on IT general control and change-management over IT systems impacting financial reporting . We also intend to form an internal audit function and have plans to hire internal auditors to strengthen our overall governance. All internal auditors will be independent of our operations and will report directly to the audit committee.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

An active trading market for our ordinary shares may not be sustained.

Our ordinary shares have been listed on Nasdaq only since April 20, 2021, and we cannot assure you that an active trading market for our ordinary shares will be sustained or maintained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our ordinary shares and entering into strategic partnerships or acquiring other complementary products, technologies or businesses by using our ordinary shares as consideration. In addition, if we fail to satisfy exchange listing standards, we could be delisted, which would have a negative effect on the price of our ordinary shares.

We expect that the price of our ordinary shares will fluctuate substantially and you may not be able to sell your shares at or above the price you purchased the shares at.

The market price of our ordinary shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

●	the volume and timing of sales of our products;

●	the introduction of new products or product enhancements by us or others in our industry;

●	disputes or other developments with respect to our or others’ intellectual property rights;

●	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

●	product liability claims or other litigation;

●	quarterly variations in our results of operations or those of others in our industry;

●	media exposure of our products or of those of others in our industry;

●	changes in governmental regulations or in reimbursement;

●	changes in earnings estimates or recommendations by securities analysts; and

●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our ordinary shares, regardless of our actual operating performance.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our stock may trade below $5.00 per ordinary share and thus could be known as a penny stock, subject to certain exceptions. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

Our stock may trade below $5.00 per share. As a result, our stock could be known as a “penny stock”, subject to certain exceptions, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our ordinary shares could be considered to be a “penny stock”, subject to certain exceptions. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our ordinary shares, and may negatively affect the ability of holders of shares of our ordinary shares to resell them, if the “penny stock” rules apply. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If we fail to meet applicable listing requirements, Nasdaq may delist our ordinary shares from trading, in which case the liquidity and market price of our ordinary shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our ordinary shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our ordinary shares;

●	reduced liquidity for our ordinary shares;

●	a determination that our ordinary shares are “penny stock”, which would require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our ordinary shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares in the public market could occur at any time. We have issued and outstanding 25,250,000 ordinary shares. Of that amount, 19,000,000 shares are restricted as of May 6, 2021 as a result of securities laws and/or lock-up agreements, but will be able to be sold in the future subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

Our directors, officers and principal shareholders holding 5% or more of our ordinary shares, collectively, control approximately 50.51% of our outstanding ordinary shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of us or our assets, and might affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We have broad discretion in the use of proceeds from our initial public offering designated for working capital and general corporate purposes.

In April 2021, we issued and sold 6,250,000 ordinary shares in our initial public offering. We intend to use the net proceeds from our initial public offering for strengthening sales and marketing, research and development, and working capital and general corporate purposes, including future capital expenditures, such as the construction of the cloud computing facility in Guiyang, China, and increasing our liquidity. Within those categories, we have not determined the specific allocation of the net proceeds. Our management will have broad discretion over the use and investment of the net proceeds within those categories. Accordingly, investors have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

We expect to incur significant additional costs as a result of being a public company, which may materially and adversely affect our business, financial condition and results of operations.

As a public company, we incur significant additional costs associated with corporate governance requirements, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may materially and adversely affect our business, financial condition and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our ordinary shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, has recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018, or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, as is Infobird Cayman; however, it does not include an entity that is tax resident outside of the Cayman Islands. Accordingly, for so long as Infobird Cayman is a tax resident outside of the Cayman Islands, we are not required to satisfy the economic substance test set out in the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practices with respect to any corporate governance matter. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following our initial public offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E. Taxation— Passive Foreign Investment Company Consequences.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our company, Infobird Co., Ltd, or Infobird Cayman, is a holding company incorporated on March 26, 2020 under the laws of the Cayman Islands. We have no substantive operations other than holding all of the outstanding share capital of Infobird International Limited, or Infobird HK, which was established in Hong Kong on April 21, 2020. Infobird HK is also a holding company holding all of the outstanding equity of Infobird Digital Technology (Beijing) Co., Ltd, or Infobird WFOE, which was established on May 20, 2020 under the laws of the PRC.

We, through our variable interest entity, or VIE, Beijing Infobird Software Co., Ltd, or Infobird Beijing, a PRC limited liability company, and through its subsidiaries, principally engage in developing and providing customer engagement cloud-based services. The officers of Infobird Beijing are (i) Yimin Wu, chairman of the board of directors and the chief executive officer of each of Infobird Beijing and Infobird Cayman; (ii) Hsiaochien Tseng, executive vice president of each of Infobird Beijing and Infobird Cayman; and (iii) Chunhsiang Chen, vice president of Infobird Beijing and chief technology officer and vice president of Infobird Cayman. The board of directors of Infobird Beijing consists of three individuals: (i) Yimin Wu; (ii) Bing Weng, a shareholder of Infobird Beijing and the sole director and shareholder of OmniConnect Limited, one of Infobird Cayman’s principal shareholders; and (iii) Dongliang Jiang, one of Infobird Cayman’s directors and the sole director and shareholder of Orbitchannel Limited, one of Infobird Cayman’s principal shareholders.

Infobird Beijing, a PRC limited liability company, was established on October 26, 2001 under the laws of the PRC. On October 17, 2013, Infobird Beijing established a 90.18% owned subsidiary, Guiyang Infobird Cloud Computing Co., Ltd, or Infobird Guiyang, a PRC limited liability company, while Shengmin Wu, the brother of Yimin Wu, owns 0.82% and Lanlan Luo, an unrelated third party, owns 9.00% of the noncontrolling interests in Infobird Guiyang. On June 20, 2012, Infobird Beijing established a 99.95% owned subsidiary, Anhui Infobird Software Information Technology Co., Ltd, or Infobird Anhui, a PRC limited liability company, while Ji Meng, a shareholder of Infobird Beijing and a shareholder of one of our principal shareholders, CRExperience Limited, owns 0.05% of the noncontrolling interests in Infobird Anhui. Infobird Guiyang engages in software development and mainly provides business process outsourcing, or BPO, services to customers, and Infobird Anhui engages in software development and mainly provides cloud services and technology solutions to customers.

On May 27, 2020, Infobird Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of Infobird Cayman prior to the reorganization. Infobird Cayman and Infobird HK were established as the holding companies of Infobird WFOE. Infobird WFOE is the primary beneficiary of Infobird Beijing and its subsidiaries. All of these entities are under common control which results in the consolidation of Infobird Beijing and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements of Infobird Cayman. The sale of Infobird Cayman’s securities in March 2020 was in the same proportion as the ownership of Infobird Beijing prior to the reorganization. To our knowledge, such investors still currently own their same interests in Infobird Beijing.

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the development and operation of information technology in China, including cloud computing and big data analytics, we operates our businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. Neither we nor our subsidiaries own any equity interest in Infobird Beijing. As such, Infobird Beijing is controlled through contractual arrangements in lieu of direct equity ownership by Infobird Cayman or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney, or POAs, and spousal consent letters, or collectively the Contractual Arrangements, which were signed on May 27, 2020.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Infobird WFOE and Infobird Beijing, Infobird WFOE has the exclusive right to provide Infobird Beijing with technical support services, consulting services and other services, including technical support and training, business management consultation, consultation, collection and research of technology and market information, marketing and promotion services, customer order management and customer services, lease equipment or properties, provide legitimate rights to use software license, provide deployment, maintenances and upgrade of software, design installation, daily management, maintenance and updating network system, hardware and database, and other services requested by Infobird Beijing from time to time to the extent permitted under PRC law. In exchange, Infobird WFOE is entitled to a service fee that equals to all of the consolidated net income. The service fee may be adjusted by Infobird WFOE based on the actual scope of services rendered by Infobird WFOE and the operational needs and expanding demands of Infobird Beijing. Pursuant to the exclusive business cooperation agreement, the service fees may be adjusted based on the actual scope of services rendered by Infobird WFOE and the operational needs of Infobird Beijing.

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Infobird WFOE.

During the term of the exclusive business cooperation agreement, Infobird WFOE and Infobird Beijing shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Infobird WFOE or Infobird Beijing if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company.

Exclusive Option Agreements

Pursuant to the exclusive option agreements among Infobird WFOE, Infobird Beijing and the shareholders who collectively owned all of Infobird Beijing, such shareholders jointly and severally grant Infobird WFOE an option to purchase their equity interests in Infobird Beijing. The purchase price shall be the lowest price then permitted under applicable PRC laws. Infobird WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Infobird Beijing until it has acquired all equity interests of Infobird Beijing, which is irrevocable during the term of the agreements.

The exclusive option agreements remain in effect until all equity interest held by shareholders in Infobird Beijing has been transferred or assigned to Infobird WFOE and/or any other person designated by the Infobird WFOE in accordance with such agreement.

 Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Infobird WFOE, Infobird Beijing, and the shareholders who collectively owned all of Infobird Beijing, such shareholders pledge all of the equity interests in Infobird Beijing to Infobird WFOE as collateral to secure the obligations of Infobird Beijing under the exclusive business cooperation agreement and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Infobird WFOE unless transferring the equity interests to Infobird WFOE or its designated person in accordance to the exclusive option agreements.

The equity interest pledge agreements shall come into force the date on which the pledged interests are recorded, which is within three (3) days after signing of the agreements on May 27, 2020, under Infobird Beijing’s register of shareholders and are registered with the competent Administration for Market Regulation of Infobird Beijing until all of the obligations to Infobird WFOE have been fulfilled completely by Infobird Beijing. We intend to register the pledges of equity interest of shareholders with the competent Administration for Market Regulation in accordance with the Civil Code of the PRC.

Shareholders’ POAs

Pursuant to the shareholders’ POAs, the shareholders of Infobird Beijing give Infobird WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Infobird Beijing and to exercise all of their rights as shareholders of Infobird Beijing, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of the shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Infobird Beijing, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs shall remain in effect while the shareholders of Infobird Beijing hold the equity interests in Infobird Beijing.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Infobird Beijing commit that they have no right to make any assertions in connection with the equity interests of Infobird Beijing, which are held by the shareholders. In the event that the spouses obtain any equity interests of Infobird Beijing, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Infobird Beijing. The letters are irrevocable and shall not be withdrawn without the consent of Infobird WFOE.

Based on the foregoing contractual arrangements, which grant Infobird WFOE effective control of Infobird Beijing and subsidiaries and enable Infobird WFOE to receive all of their expected residual returns, we account for Infobird Beijing as a VIE. Accordingly, we consolidate the accounts of Infobird Beijing and subsidiaries for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the SEC, and Accounting Standards Codification, or ASC, 810-10, Consolidation.

On April 22, 2021, we completed our initial public offering, and since April 20, 2021, our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “IFBD”.

Our principal executive office is located at Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102. Our telephone number is 86-010-52411819. Our registered office in the Cayman Islands is located at the office of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

Our capital expenditures were incurred primarily in connection with payment of property and equipment and software. Our capital expenditures were approximately $3.2 million, 2.1 million, and $0.6 million for the years ended December 31, 2020, 2019, and 2018, respectively. We are in the process of constructing a cloud computing facility in Guiyang, China. The facility is expected to have two buildings consisting of approximately 43,000 square meters in total, which is expected to house our cloud and BPO services operations and also fulfill the purposes of offices, research centers, logistics and employee dormitories. This facility is intended to replace our current facilities in Guiyang and some of our facilities in Beijing and Hefei, China, which are currently leased. We have completed demolition, underground structure and design. We expect the costs to complete the facility will be approximately $10 million. As we are in the process of selecting contractors, we had no material existing capital expenditure commitments as of December 31, 2020. We intend to fund our future capital expenditures with our existing cash balance, cash generated from operating activities and net proceeds from our initial public offering. In June 2020, we obtained the Guiyang Provincial Enterprise Investment Project Filing Certificate. We expect to start construction in the second half of 2021 and the project is estimated to be completed by the end of 2022. We will continue to make capital expenditures to meet the expected growth of our business.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on http://www.sec.gov. You can also find information on our website located at http://www.infobird.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

B. Business Overview

We are a software-as-a-service, or SaaS, provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. Leveraging self-developed cloud-native architecture, AI and machine learning capabilities, patented Voice over Internet Protocol or VoIP application technologies, no-code development platform, and in-depth industry expertise, we primarily provide holistic software solutions to help our corporate clients proactively deliver and manage end-to-end customer engagement activities at all stages of the sales process including pre-sales and sales activities and post-sales customer support. We also offer AI-powered cloud-based sales force management software including intelligent quality inspection and intelligent training software to help our clients monitor, benchmark and improve the performances of agents. We empower our clients with our business value-driven solutions to increase revenue, reduce cost, and enhance customer service quality and customer satisfaction. We currently specialize in serving corporate clients in the finance industry and also cover a broad array of other industries, including the education, public services, healthcare and consumer products industries. We believe we are one of the leading and long-standing domestic SaaS providers in serving large enterprises in the finance industry in customer engagement with over 10 years of experience. We offer a comprehensive portfolio of customer engagement SaaS solutions that are highly intelligent, customizable and with proof of stability and security at scale with concurrence of over 10,000 agents. We continue to innovate by developing technologies that enable us to deliver a series of solutions and services which address the evolving and changing needs of our corporate clientele.

We rely on the following self-developed novel technologies to deliver customizable, high-quality, scalable, configurable, secure, and steady customer engagement solutions.

●	Cloud-native architecture. We use a cloud-native architecture as the basic infrastructure for our software, which empowers us with flexible scale-out capabilities and high tolerance of failures and default, and supports ultra-large-scale concurrence capabilities.

●	AI and machine learning capabilities. We incorporate our self-developed natural language processing, or NLP, licensed automatic speech recognition, or ASR, and text to speech, or TTS, to empower our software to have the capability of conducting multiple rounds of free conversations with customers, referring to the context for better understanding, automatically capturing key words, recognizing the intentions of customers and accurately converting voice to text or vice versa.

●	Patented VoIP technologies. Our patented VoIP technologies ensure high-quality telecommunications through intelligent routing, multi-voice coding support, and multi-endpoint access support. The intelligent routing and multi-voice coding support enable us to provide optimal voice transmission quality by monitoring network fluctuation to deploy voice routing notes and adjusting voice coding based on the latest status of network bandwidth.

●	No-code development platform. We developed a no-code development platform that is flexible by design, enabling us to deploy pre-coded microservice modules and packages to quickly respond and adjust to customer requirements, and we can also combine microservice modules into customized end-to-end solutions, and thus, significantly reduce the time required for our software engineers to program customized services and products for our clients. Our software developed through the no-code development platform also supports open application programming interface, or API, and software development kit, or SDK, and therefore allows easy integration with our clients’ call centers, websites and software.

Our customer engagement services are founded on a series of our customer engagement software, and each may be used on an individual and/or integrated basis. The following are the primary types of our fundamental software:

AI Customer Engagement Software

●	Cloud call center – proprietary technologies that ensure scalable, steady, secure, and flexible access to accounts and also support functions which can automatically initiate outbound calls by taking into account available agents, anticipated talk time, and anticipated wait time, and then distribute the answered calls to the agents.

●	Intelligent telemarketing – automatically initiate calls in batch files, which are files often used to help load programs, run multiple processes at a time, and perform common or repetitive tasks, support AI voice Chatbot and collect information from interactions between sales representatives and customers to create labels for each customer and to analyze and predict customer behaviors.

●	Intelligent omni-channel customer service – integrate interactions through telephone calls, videos, emails, social media platforms, websites, and text messages, and provide tickets that can promote business flows across different departments.

●	AI voice Chatbot and AI text Chatbot - multiple rounds of free conversation with customers, referring to the context for better understanding, and recognizing the intentions of customers.

AI Sales Force Management Software

●	Intelligent quality inspection – monitoring and benchmarking performances of sales and customer service representatives, and aiding in the fulfillment of obligations under compliance regulations.

●	Intelligent training – interactive training sessions and tests with computers for sales and customer service representatives

We design our software to be easy to use, customizable and self-operated. We allow our clients to incorporate their business needs and/or approach to customer management in our software by using our self-developed no-code programming technology. Clients may also configure certain parameters and scripts for agents. Our software also allows easy integration with our clients’ call centers, websites and software. Through years of experience serving our clients and analyzing the interactions between our clients and their customers, we have accumulated valuable vertical knowledge and know-how of our clients’ industries. We continually strive to understand the objectives of our clients at different stages of their businesses to further our understanding on their operating industries. We have integrated this knowledge with our technology to develop software that provides a comprehensive customer experience.

We value our proprietary technologies and strong research and development capabilities, which we believe differentiate us from other software companies in the customer engagement industry. As of December 31, 2020, we had an intellectual property portfolio consisting of 19 patents, 13 patents in various stages of the registration application process, 51 software copyrights, 1 artwork copyright in the registration application process, 39 registered trademarks, 5 trademark applications and 27 domain names in the PRC and 3 registered trademarks outside of the PRC.

Our research and development department was composed of 122 personnel, including software engineers and internet technology specialists, as of December 31, 2020, which accounted for approximately 40.0% of our total employees. We have invested significantly in research and development and intend to continue to do so. For the years ended December 31, 2020, 2019 and 2018, our research and development expenses amounted to approximately $1.9 million, $1.5 million and $3.0 million, respectively.

In 2020, we had over 8,400 average monthly paid user accounts. As of December 31, 2020, we served 421 customers in the finance, education, public services, healthcare, and consumer products industries, representing an approximate 17.6% increase from 358 customers as of June 30, 2020. We have been diversifying and expanding our customer base with our standard cloud-based services which require less customization effort than customized cloud-based services and are capable of scaling quickly. With the prevailing standard cloud-based services, we gradually decreased the percentage of revenue generated from China Guangfa Bank in the total revenue from 77.3% for the year ended December 31, 2019 to 34.8% for the year ended December 31, 2020. We expect such percentage to further decrease to approximately 5% for the 2021 fiscal year. Our ability to maintain close relationships with our clients is essential to the growth and profitability of our business. Through constant technological innovation and accumulated vertical knowledge in our clients’ industries, we continue to build strong relationships with our clients. Once a client utilizes our solutions, we subsequently seek to deepen such relationships through cross-selling and upselling our services and products. We deploy both direct and indirect sales approaches, including outreach by our sales team, organizing and participating in forums and seminars, online advertising, and cooperating with referral and reseller partners. The majority of our sales team is based in four major cities in China: Beijing, Shanghai, Guangzhou, and Guiyang, which cover the most developed and populated cities of China.

We intend to further expand our client base and increase our market share in the finance industry, as well as penetrating other industries with our enhanced sales and marketing efforts. We plan to conduct a better client lifecycle management, expand our sales team, cooperate with referral or reseller partners, continue to organize and participate in forums and seminars, launch online and offline advertising campaigns, and improve our website and social media accounts. We also plan to attract new clients, and retain existing clients, by continuing to innovate our products and services. In addition, we intend to construct the following capabilities in our AI applications: customer engagement hub, one single view of customer, knowledge graphs, and customer journey maps, in order to facilitate proactive customer engagement through consolidation of interactions with customers from various channels, including telephone, email, social media platforms, websites and text messages, among others, along with predictions of customers’ intentions and behaviors.

For information on our financial performance, see “Item 5.A. Operating Results.”

Our Products and Services

We offer cloud-based standard and customized customer engagement services with various SaaS and BPO services to corporate clients. Our customer engagement services are generally categorized into (i) standard cloud-based services, which are our standard SaaS or assembly of some of our fundamental SaaS to meet our clients’ needs, which generally requires less resources than our customized cloud-based services, and (ii) customized cloud-based services, which involve preliminary research of clients’ businesses and their objective of customer engagement, along with design, modification, and integration of some of our fundamental SaaS in order to fit seamlessly with our clients’ actual business processes in a short period of time and with low cost through our no-code development platform. Customized cloud-based services include customized SaaS, voice/data plan, which includes telecommunication usage such as telephone calls and messaging that our customers can subscribe for, and technical support. Clients that use either standard or customized cloud-based services generally enter into contracts that range between one to three years. Dependent on the contractual arrangements, once a contract has been entered into, the clients are subscribed to our paid user accounts and we will charge them either a one-off subscription fee or we will charge them based on the usage of our services. For the years ended December 31, 2020 and 2019, standard cloud-based services amounted to approximately $1.4 million and approximately $2.0 million, representing approximately 9.5% and 11.1% of our total revenues, respectively. For the years ended December 31, 2020 and 2019, customized cloud-based services amounted to approximately $5.0 million and approximately $12.9 million, representing approximately 33.8% and 70.5% of our total revenues, respectively.

The cornerstone of our customer engagement cloud-based services is a series of customer engagement SaaS. Our SaaS is accessible from multiple types of devices, including personal computers, tablets and mobile devices. We programmed our SaaS in the languages of Java, C++, PHP, Objective-C and Python and to support and run on Windows, macOS, Linux, Android and iOS operating systems.

We offer the flexibility of three methods of deployment of our SaaS: public cloud, hybrid cloud and private cloud. In a public cloud, we rent and leverage cloud resources from third parties and therefore do not need to supply supporting infrastructure, such as hardware, storage, and servers, and deliver the services over the internet to clients. Clients share the computing resources with others in the public domain, which is the nature of public cloud services. In a private cloud, the infrastructure is physically located at a client’s facility and the services are dedicated solely to such client. A hybrid cloud combines a private cloud with a public cloud. In a hybrid cloud, data and applications can move between private and public clouds for greater flexibility and additional deployment options. Upon clients’ requests, we also provide necessary hardware and middleware, which is software that provides services to software applications beyond those available from the operating system, installation and maintenance services, and uptime monitoring for our clients who choose hybrid and private clouds. We also maintain a technical support team that is responsible for installation and maintenance. We procure or rent all infrastructure equipment from third parties. Our standard cloud-based services are typically deployed on public clouds whereas our customized cloud-based services are typically deployed on hybrid or private clouds.

We have obtained the national compliance operation qualification of internet information service provider and call center service provider from the MIIT and its provincial level counterparts to conduct call center businesses. We have also obtained the international ISO27001 Certificate of Information Security Management System from China Cybersecurity Review Technology and Certification Center to meet high cybersecurity standards required to conduct customer engagement services in certain industries such as the finance industry.

We have categorized our primary SaaS into two groups: AI customer engagement software and AI sales force management software.

AI Customer Engagement Software

Cloud Call Center

Our cloud call center services are delivered over the internet. Our clients access their accounts and take inbound or outbound calls through applications on mobile devices, tablets, and personal computers. Our cloud call center is our longest standing product and we take pride in the stability and high quality of telephone calls, as well as the add-on services we have provided since its introduction, such as intelligent interactive voice response, batch inbound or outbound calls, and recording. Infobird Beijing began as a cloud-based call center-focused company. We believe our business is differentiated from other cloud call centers as a result of our all-software approach and patented VoIP technologies. We utilize software throughout the process from session initiation, transmission and switching to endpoints, which requires no physical investment on the client’s part and, at the same time, ensures a high tolerance of failures and default and flexible scale-out capabilities, and supports ultra-large-scale concurrence capabilities. By leveraging intelligent routing and multi-voice coding support, our VoIP technologies enable us to provide high voice transmission quality by monitoring network fluctuation to deploy voice routing notes and adjusting voice coding to the latest status of network bandwidth. To better meet user habits, we can also emulate the use of certain telephone service equipment, such as digitized telephone sets and fax machines, with a VoIP network.

We also incorporate the predictive dialing robot, a dialing robot that can help agents automatically dial numbers and transfer connected phone calls to the next available agent, in our cloud call center, which can significantly increase the working efficiency of agents by reducing the time spent on waiting for calls to be answered. It automatically initiates outbound calls by taking into account available agents, anticipated talk time, and anticipated wait time, and then distributes the answered calls to the agents. Our clients often further opt to configure the AI voice Chatbot with the predictive dialing robot in an attempt to increase efficiency and reduce costs.

We have also embedded data analytics in our cloud call center. It can provide insights of performances for our clients by generating charts that display several items of key data such as number of calls, percentage of occupancy of agents, and level of satisfaction of customers.

Intelligent Telemarketing

Our intelligent telemarketing software is a tool for initiating follow-up calls with sales leads. It utilizes our cloud call center and can be packaged with other intelligent application software such as AI voice Chatbot and the predictive dialing robot. Our clients are able to automatically initiate calls in batch files, starting the conversation with AI, and redirect prospective customers to sales representatives. With our intelligent telemarketing software, our clients may reduce marketing costs by increasing the efficiency of sales representatives. Depending on the clients’ needs, we also have the capability to collect information from the interactions between the sales representatives and the customers to create labels for each customer and to analyze and predict customer behaviors.

Intelligent Omni-Channel Customer Service

Our intelligent omni-channel customer service software enables our clients to interact with their customers through common channels that individuals in the China market typically use to communicate, including telephone calls, videos, websites, e-mails, social media platforms, such as WeChat, a popular Chinese multi-purpose messaging, social media and mobile payment application, and Weibo, a popular Chinese microblogging site, and text messages. This software creates a customer database and can label each customer with their properties for screening. It also offers customizable worksheets and ticket management, which can be used to organize customer service issues across different departments within the organization.

Our intelligent omni-channel customer service software typically produces optimal outcomes when it is packaged with our intelligent application software, including AI voice Chatbot, AI text Chatbot, intelligent form filling, and intelligent quality inspection. Intelligent form filling is an important tool used for documenting interactions with customers and for communication between various departments within our corporate clients. We collect information from the interactions and provide data analytics services that automatically generate summaries of indicators of our client’s customer services. The summaries are fundamental for our clients to understand and improve the performance of their customer service representatives.

AI voice Chatbot and AI text Chatbot

We have developed two AI Chatbots that are voice-based and text-based. By leveraging AI technologies such as our self-developed natural language processing, or NLP, licensed automatic speech recognition, or ASR, and text to speech, or TTS, our AI voice and text Chatbots are able to perform various tasks while engaging in different scenarios in customer engagement such as announcing notifications, obtaining confirmations, carrying out limited conversations, asking questions to collect basic information, and providing answers to commonly raised questions. Our AI Chatbots can support the customer services and sales agents to increase the working efficiency as they can carry out pre-programmed, simple and repetitive tasks automatically without human intervention. With designed work flows, our AI Chatbots support human and AI collaborative working scenarios, for example, our AI Chatbots interact or carry out conversations first to collect basic information and then transfer such information to human agents for further services. Both AI voice and text Chatbots can be add-on software to our omni-channel customer service software or other companies’ software, as they are embedded with open API, and they can also be independent software for sale. AI text Chatbot can help answer questions using a text-based approach, and AI voice Chatbot can help answer questions using a voice-based approach.

After years of research and development, our AI Chatbots also encompass advanced functions. For example, they can analyze real-time conversation, understand conversation context and flows and proactively recommend products and services. Our AI voice Chatbot also has the capability to recognize when the customer starts and finishes talking so it will not interrupt the customer. We also implement human voice recording in our AI voice Chatbot, in particular in the finance industry.

AI Sales Force Management Software

Intelligent Quality Inspection

Our intelligent quality inspection software is designed to input AI-driven models which can measure the performances of agents and to support financial institutions to aid in the fulfillment of their obligations under compliance regulations. Our intelligent quality inspection software conducts mass quality inspection of recordings of conversations between agents and customers through AI and then generates results and data analytics in minutes. The speed of inspection is cost sensitive and clients can choose their desired speed. The inspection software examines multiple criteria of a recording including keywords, specific sentence pattern, speech speed, silence, call duration, and interruptions. The criteria are highly customizable and we can combine multiple criteria to customize the intelligent quality inspection software to serve in several scenarios.

We believe that our intelligent quality inspection is highly efficient and thorough compared to traditional manual inspection. Companies that use traditional manual inspection typically hire inspectors to sample the recordings and listen to each recording one by one. The process can be expensive, time-consuming, and prone to error. However, with our intelligent quality inspection software, companies can perform real-time inspections of all recordings. If our intelligent quality inspection software detects a violation of a specified criteria, it will send a notification to the agent with an excerpt of the relevant portion of the recording within minutes. The excerpt is also converted into text, with the violation denoted in red text, so that the agent is able to efficiently read a transcript of the relevant text during the telephone call.

We also offer interactive data analytics with intelligent quality inspection in order to empower our clients to monitor and benchmark the performances of agents. For example, our clients can quantify the performances of agents by scoring recordings, listing the recurring violations, or generating infographics showing violation trends over time.

Intelligent Training

Our intelligent training software is designed for standardized training for sales representatives and customer service representatives. It may reduce costs associated with training new recruits, providing online lectures and virtual tests, and interactive training with virtual customers. It also allows customization in contents, management of training plans, and data analytics of test results.

The signature function of our intelligent training software is the interactive training with virtual customers. By pre-programming training materials in our interactive training section, it can simulate real-life interactions with a potential customer. For instance, the virtual customer would begin by asking interactive questions with the newly recruited agents or existing agents that require further training. After answering the interactive questions, the agents will receive a final score as well as detailed score for every question answered during the training session. They will also be provided with the correct answer for each question they answered incorrectly. This interactive training session can assist the management team in training newly recruited agents on a cost-efficient basis and targeting specific areas that they aim to improve for agents’ performance by providing focused training sessions. It can also provide the agents more training flexibility as it can be accessed on mobile phones and desktops, which can result in skill improvement within a short time frame.

BPO Services

We provide BPO services through utilization of the technologies used in our cloud call center and our experiences in customer engagement. BPO is the contracting of business activities and functions to third-party providers, such as technical support, sales and marketing, customer service and BPO operation management. Our BPO services consist of call center outsourcing operation services. We supply a full set of resources for such services, including the physical space, physical agents, call center equipment, fixed line and internet network, system management, maintenance and other services to meet our clients’ needs. Either way, clients can choose whether to empower such call center with our intelligent application software. We also offer data analytics on qualified indicators of performances of BPO for clients. Revenue from BPO services is generated from assisting customers to operate the call centers services. Customers using these services are not permitted to take possession of our software and physical resources and the contract is for a defined period, where customers pay a monthly service fee. For the years ended December 31, 2020 and 2019, our BPO service fees amounted to approximately $1.7 million and approximately $2.0 million, representing approximately 11.8% and 11.0% of our total revenues, respectively.

We have provided BPO services exclusively through Infobird Guiyang, subsidiary of our VIE, since 2015. As of December 31, 2020, we employed 131 agents and outsourced 75 agents in connection with our BPO services, and we have served 66 corporate clients in the finance, consumer products, and information technology services industries that utilized our BPO services.

Sales and Marketing

We deploy both direct and indirect sales approaches to market our services to both existing and potential clients.

We utilize the direct approaches with our sales team, which includes 37 sales representatives strategically located in four major geographic markets in China: Beijing, Shanghai, Guangzhou, and Guiyang. We have currently recruited five experienced sales representatives with rich resources in the industries we serve, including finance, and the industries we intend to focus on further serving, including healthcare, who we believe can proactively create new sales leads. Our key sales representatives have served with us for over 10 years and have profound knowledge of our services and the services of our large clients. Our sales team is also responsible for the renewal of existing contracts and the promotion of new products to existing clients. Once we have established relationships with clients, we subsequently seek to deepen such relationships through cross-selling and upselling our solutions, so that we become an integral part of our clients’ operations.

We also cooperate with various online advertising networks and have been promoting our services and products on widely used search engines in China primarily to pursue small and mid-sized clients. The search engines will automatically forward the sales leads to our sales team who will respond to the queries. Our sales team will continue to follow up with clients who have expressed interest in our services, identify clients’ needs, and engage our software engineers to develop tailored proposals for our clients.

We also directly engage clients through attending and organizing forums and seminars for senior management personnel in our targeted industries, including the finance industry. During such forums and seminars, we initiate contact with such senior management to understand their specific needs in customer engagement and develop customized solutions. For example, in May 2019, we organized the FINTECH Intelligent Finance Forum of China International Big Data Industry Expo 2019 in Guiyang, sponsored by the Guiyang municipality government, which attracted hundreds of attendees.

We have also adopted indirect approaches to sales and marketing, such as relationships with telecommunications carriers. For example, we have established relationships with certain telecommunications carriers that have immense client bases. Through proactive communication, the carriers facilitate cooperation between us and their customers who have expressed needs in cloud-based customer engagement.

Generally, we focus our sales and marketing efforts on increasing awareness of our company, establishing and promoting our brand, creating sales leads and supporting our community of customers. We also work with multiple online media outlets to publish press releases about our business, including our services and products and industry insights. We intend to continue to invest in sales and marketing by expanding our sales team, managing clients’ lifecycles, cooperating with referral and reseller partners, engaging independent third-party consulting and rating companies, organizing and participating in forums and seminars, launching online and offline advertising campaigns, and improving our website and social media accounts.

Research and Development

 We invest significant resources in research and development—not only to support our existing business and enhance our service and product offerings—but also to incubate new technological breakthroughs and business initiatives. As of December 31, 2020, our research and development team consisted of 122 personnel, including software engineers and internet technology specialists, which accounted for approximately 40.0% of our total employees. We have invested significant resources to maintain our technological advantages and intend to continue to extensively invest in our research and development capabilities. For the years ended December 31, 2020, 2019 and 2018, our research and development expenses amounted to approximately $1.9 million, $1.5 million and $3.0 million, respectively.

Our Technologies

Our key technologies include the following:

●

 Cloud-native architecture. We believe we are one of the first SaaS companies in the customer engagement industry in China that uses cloud-native architecture throughout the lifecycle of our software. Due to the self-developed cloud-native architecture, our products have flexible scale-out capabilities, high tolerance of failures and default, and support ultra-large-scale concurrence capabilities.

●	AI and machine learning capabilities. Our software is capable of conducting multiple rounds of free conversation with customers, analyzing the context for better understanding, and automatically capturing key words and recognizing the intentions of customers. We use self-developed NLP, licensed ASR and TTS.
●	Patented VoIP technologies. Our patented VoIP technologies feature self-developed intelligent routing, multi-voice coding support and multi-endpoint access support. The intelligent routing and multi-voice coding support enable us to provide the most optimal voice transmission quality by monitoring network fluctuation to deploy voice routing notes and adjusting voice coding based on the latest status of network bandwidth. In addition, our patented VoIP technologies are able to provide multi-endpoint access supports to mobile applications, computer software, website, session initiation protocol, or SIP, soft-phone and hard-phone, and simultaneously, support multi-endpoint software’s SDK and API, making it easily integrated to third-party software.
●	Self-developed cloud-based no-code development platform. Our self-developed cloud-based no-code development platform allows us to quickly develop new SaaS, customize and package our SaaS to meet market demand. Our no-code development platform fundamentally changes how our software engineers develop new products. It is a “middle platform” where our software engineers write codes and algorithms to generate microservice modules, further integrate the modules to generate microservice packages, and store such pre-programmed modules and packages. The microservice module is the smallest unit that a client can use, and the microservice package is the smallest unit that a client can subscribe. All of our modules and packages are configurable, sharable, and scalable. Our software engineers can easily modify the parameters of the pre-programmed microservice modules and packages and use drag-and-drop tools to configure the modules and packages to create new or customized software. Therefore, our no-code development platform has significantly shortened the time required to develop new products compared to the traditional way of going through the complete lifecycle of software development from designing and coding every time. We have built a database of microservice modules and packages that cover the recurring issues throughout the years serving our clients and continuously enhance existing modules and add new modules to respond to newly emerged market opportunities.

Intellectual Property

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes.

We believe that the core of our business is comprised of our proprietary technologies, including our patented VoIP and other internet technologies and software copyrights. As a result, we strive to maintain a robust intellectual property portfolio. Our success and future revenue growth may depend, in part, on our ability to protect our intellectual property as products and services that are material to our operating results incorporate patented technology.

We have pursued rights in intellectual property since our founding and we focus our intellectual property efforts in China. Our patent strategy is designed to provide a balance between the need for coverage in our strategic market and the need to maintain reasonable costs.

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December 31, 2020, we had rights to 19 patents, 13 patents in various stages of the registration application process, 51 software copyrights, 1 artwork copyright in the registration application process, 39 registered trademarks, 5 trademark applications and 27 domain names in the PRC and 3 registered trademarks outside of the PRC.

We cannot assure you that any patents or copyrights will be issued from any of our pending applications. In addition, any rights granted under any of our existing or future patents, copyrights or trademarks may not provide meaningful protection or any commercial advantage to us. With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use proprietary technology without authorization or to develop similar technology independently. We may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, we may in the future initiate litigation to enforce our intellectual property rights or to protect our trade secrets. Additional information about the risks relating to our intellectual property is provided under “Item 3. Key Information—D. Risk Factors—Risks Related to Intellectual Property.”

Competition

We face significant competition in our evolving market from numerous competitors, particularly cloud-based customer engagement SaaS providers in China. We believe that the SaaS customer engagement industry in China is still at the beginning of the growth phase in the industry lifecycle, where the market is segmented and no large players have yet dominated the market. To differentiate us from other SaaS providers in the industry, we provide more intelligent and customized solutions with an industry focus on finance. We embed our SaaS with AI and machine learning capabilities, and our no-code development platform allows easy customization and significantly decreases our time to market.

Participants in the cloud-based customer engagement service industry include call center providers, software developers focusing on customer engagement, traditional technology companies providing customized development, implementation and support services, and several other categories of competitors. Many of our competitors developed cloud-based software similar to us. We may also face competition from new and emerging companies.

Compared to our company, our current and potential competitors may have:

●	better established credibility and market reputations, and broader service and product offerings;
●	greater financial, technical, marketing and other resources, which may allow them to pursue enhanced design, development, sales, marketing, distribution and support for their services and products; and
●	more extensive customer and partner relationships, which may position them to identify and respond more successfully to market developments and changes in customer demands.

However, we believe we are well positioned to compete in this developing market as a result of our comprehensive service and product portfolio, research and development capabilities, diverse sales and marketing network and experienced management team. We also focus on the customer engagement SaaS in the finance industry where there are high thresholds of existing entry barriers due to strict compliance and security requirements and capabilities to handle large volumes of services with stability.

The principal competitive factors in our market include:

●	intelligent and comprehensive service and product portfolio that meets the demand of both small and medium sized businesses and large enterprises;
●	efficient customization of services and products;
●	in-depth industry expertise, in particular in the finance industry;
●	brand recognition and reputation;
●	efficacy, reliability and ease of use of services and products;
●	ability to build customer loyalty, retain existing customers and attract new customers;
●	strength of sales and marketing efforts; and
●	advancement of innovation and research and development of services and products.

We believe we compete favorably with respect to the factors mentioned above.

Regulations

Regulations on Value-added Telecommunications Services

The Telecommunications Regulations of the PRC, or the Telecom Regulations, implemented on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, are the primary PRC law governing telecommunications services and set out the general framework for the provision of both “basic telecommunication services” and “value-added telecommunication services” by domestic PRC companies. “Value-added telecommunication services” is defined as telecommunications and information services provided through public networks, and, according to the Telecom Regulations, operators of value-added telecommunications services shall obtain operating licenses prior to commencing operations from the MIIT, or its provincial level counterparts. Enterprises operating telecommunication business in absence of operating license shall be ordered by the MIIT, or its provincial level counterparts, to rectify the violations, the illegal income shall be confiscated, and a penalty between three times and five times of the illegal income shall be imposed. If there is no illegal income or the illegal income is lower than RMB 50,000 (approximately $7,100), a penalty between RMB 100,000 (approximately $14,200) and RMB 1,000,000 (approximately $142,000) shall be imposed. In a serious case, the business shall be suspended.

The Catalogue of Telecommunications Business, or the Catalogue, which was issued as an attachment to the Telecom Regulations and recently revised and promulgated on June 6, 2019, further identifies information services and online data processing and transaction processing services as value-added telecommunications services. Pursuant to the Catalogue, the call center business refers to the provision of business consultation, information consultation and data query services to users, with the entrustment of enterprises or institutions, based on the call center system and database technology connected to public communication network or the internet and the information database established by information collection, processing and storage. We engage in business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

On March 5, 2009, the MIIT issued the Measures on the Administration of Telecommunications Business Operating Permits, or the Telecom License Measures, which initially became effective on April 10, 2009 and was amended on July 3, 2017, effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures provide that there are two types of telecommunications operating licenses, or the VAT Licenses for operators in China, one for basic telecommunications services and one for value-added telecommunications services. A distinction is also made to licenses for value-added telecommunications services as to whether a license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to each license granted will detail the permitted activities of the enterprise to which it was granted. An approved telecommunications services operator must conduct its business (whether basic or value-added) in accordance with the specifications recorded in its VAT License.

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and recently amended and issued on February 6, 2016, and the Industry Guidelines on Encouraged Foreign Investment (Year 2020), or the 2020 Encouraged Guidelines, which were promulgated by the NDRC and the MOFCOM on December 27, 2020 and became effective on January 27, 2021, and the 2020 Negative List, which were issued by NDRC, and the MOFCOM, on June 23, 2020, replacing the Catalogue of Industries for Guiding Foreign Investment (Year 2017), or the Foreign Investment Catalogue, which was revised and promulgated by the NDRC and the MOFCOM on June 28, 2017. Under the aforesaid regulations, foreign invested telecommunications enterprises in the PRC, or FITEs, are generally required to be established as Sino-foreign equity joint ventures with limited exceptions. In general, the foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE, of which the geographical area it may conduct telecommunications services is provided by the MIIT in accordance with relevant provisions as mentioned above. In addition, the major foreign investor in a value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business overseas.

On June 30, 2016, the MIIT issued an Announcement of the Ministry of Industry and Information Technology on Issues concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau, or the MIIT Announcement, which provides that investors from Hong Kong and Macau may hold no more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

On July 13, 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Notice, which reiterates certain provisions of the FITE Regulations. In addition to the provisions stated in FITE Regulations, the MIIT Notice further provide that a domestic company that holds a value-added telecommunications license, is prohibited from leasing, transferring or selling the value-added telecommunications license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. The MIIT Notice also requires each value-added telecommunications license holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license, and specifically, with regard to the domain names and trademarks, the MIIT Notice required that trademarks and domain names that are used in the provision of Internet content services must be owned by the VAT License holder or its shareholders.

Regulations on Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Information Measures, which was issued by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. Pursuant to the Internet Information Measures, “internet information services” are defined as services that provide information to online users through the internet. The Internet Information Measures classifies internet information services into commercial internet information services and non-commercial Internet information services. The commercial internet information services refer to services that provide information or services to internet users with charge. The Internet Information Measures requires commercial internet information services operators to obtain a value-added telecommunications business operating license, or the ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China.

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by laws or regulations. Internet information service providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. The PRC government may require corrective actions to address non-compliance by ICP License holders or revoke their ICP License for serious violations. Furthermore, the MIIT Circular on Regulating the Use of Domain Names in Internet Information Services, issued on November 27, 2017 and that took effect on January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services.

Regulations on Mobile Internet Application Information Services

The Cyberspace Administration of China, or CAC, issued the Administrative Provisions on Mobile Internet Application Information Services on June 28, 2016, which took effect on August 1, 2016, requiring internet information service providers, or ICPs, who provide information services through mobile internet applications, or APPs, i.e. mobile application providers, to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an APP and are able to choose whether an APP is installed and whether or not to use an installed APP and its functions, protect intellectual property rights concerned and keep records of users’ logs for sixty (60) days. Mobile application providers and application store service providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. If an ICP violates these regulations, mobile app stores through which the ICP distributes its APPs may issue warnings, suspend the release of its APPs, or terminate the sale of its APPs, and/or report the violations to governmental authorities.

ICPs are also required under the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which was issued on December 16, 2016 and took effect on July 1, 2017, to ensure that APPs, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by a user, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).

Regulations Relating to Information Security and Privacy Protection

Regulations on Information Security

In recent years, PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from abusing or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the NPC Standing Committee on December 28, 2000, which was amended on August 27, 2009, persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; (v) infringe upon intellectual property rights or damage business credit or reputation of others; (vi) intentionally make, spread computer viruses and other destructive programs, attack computer systems and communication networks which lead to damages to such systems and networks; (vii) carry out theft, fraud, racketeering through internet; and (viii) other activities prohibited by relevant laws and regulations.

The Administration Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security of the PRC, or MPS, on December 16, 1997 and amended by the State Council on January 8, 2011, prohibits using the internet in ways that result in a leak of state secrets or a spread of socially destabilizing content. The MPS has supervision and inspection powers and relevant local security bureaus may also have jurisdiction. If a value-added-telecommunications service license holder violates these measures, the government of the PRC may revoke its value-added-telecommunications service license and shut down its websites.

On November 7, 2016, the NPC Standing Committee promulgated the Cyber Security Law of the PRC, or the PRC Cyber Security Law, which took effect on June 1, 2017, pursuant to which, network operators must comply with laws and regulations and fulfil their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. It also states that network operator may not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including:

●	complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of Internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for internet security, adopting technical measures to prevent computer viruses and activities that threaten Internet security, adopting technical measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six (6) months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;

●	verifying users’ identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;

●	clearly indicating the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected when collecting or using personal information;

●	strictly preserving the privacy of user information they collect, and establish and maintain systems to protect user privacy; and

●	strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

On May 2, 2017, the CAC issued the Measures for the Security Review of Network Products and Services (Trial), or the Cyber Security Review Measures, which took effect on June 1, 2017, to provide for more detailed rules regarding cyber security review requirements. Under the Cyber Security Review Measures, the following cyber products and services shall be subject to cybersecurity review:

●	important cyber products and services purchased by networks, and information systems related to national security; and

●	the purchase of cyber products and services by operators of critical information infrastructure in key industries and fields, such as public communications and information services, energy, transportation, water resources, finance, public service, and electronic administration, and other critical information infrastructure, that may affect national security.

The CAC is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy, and transport are responsible for organizing and implementing security review of cyber products and services in their respective industries and fields.

On November 15, 2018, the CAC issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require Internet information providers to conduct security assessments on their Internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short-form videos, online live-streaming, information sharing, mini programs or other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. Internet information providers must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.

The Regulations on Cyber Security Supervision and Inspection of Public Security Organs, which was issued by the MPS on September 15, 2018 and came into effect on November 1, 2018, is an important basis for the Public Security Bureau to strengthen the enforcement of the Cyber Security Law.

Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the SCNPC promulgated the new National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the new National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the new National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the new National Security Law will be implemented in practice.

Pursuant to the Ninth Amendment to the Criminal Law issued by the NPC Standing Committee on August 29, 2015, which took effect on November 1, 2015, any Internet service provider that fails to fulfil the obligations related to internet information security administration as required by applicable laws and refuses rectification orders is subject to criminal liability for (i) any dissemination of illegal information in large scale, (ii) any severe effect due to leakage of the client’s information, (iii) any serious loss of criminal evidence, or (iv) other severe situation. These amendments also state that any individual or entity that (i) sells or provides personal information to others that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal penalty for severe violations.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which took effect on June 1, 2017. It clarifies several concepts regarding the crime of “infringement of citizens’ personal information,” including “citizen’s personal information,” “provision,” and “unlawful acquisition.”

In addition, the Civil Code of the PRC, which was issued by the NPC on May 28, 2020 and took effect on January 1, 2021, requires personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information.

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by APP, which was issued on January 23, 2019, APP operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, APP operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of APPs Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

Regulations on Privacy Protection

On December 13, 2005, the MPS issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006, requiring internet service providers to utilize standard technical measures for internet security protection. and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least sixty (60) days and submit the above information as required by laws and regulations.

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT on December 29, 2011 and that took effect on March 15, 2012, ICPs are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cyber Security Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. ICPs are also required to properly maintain user personal information, and in case of any leak or likely leak of user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection issued by the NPC Standing Committee on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to expressly inform their users of the internet service providers’ collection and use of user personal information, establish and publish policies regarding the purpose, manner and scope of Internet service providers’ collection and use of personal electronic information standards, collect and use user personal information only with the consent of the users and only within the scope of such consent and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. The decision also mandates that Internet services providers and their employees must keep strictly confidential user personal information that they collect.

Furthermore, MIIT’s Order on Protection of Personal Information of Telecommunications and Internet Users, or the Order, which was issued on July 16, 2013 and took effect on September 1, 2013, contains detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs. Most of the requirements under the Order that are relevant to Internet services providers are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Order the requirements are more strict and have a wider scope. If an Internet services provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. Internet services providers are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet services providers are also required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. Internet services providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

On January 5, 2015, the SAIC promulgated the Measures on Punishment for Infringement of Consumer Rights, which was revised on October 23, 2020, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not (i) collect or use personal information of consumers without their consent, (ii) unlawfully divulge, sell or provide personal information of consumers to others or (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

On August 22, 2019, the Cyberspace Administration of China promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, any Internet service operator should inform that child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.

Regulations Relating to Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the Civil Code of the PRC, which was promulgated on May 28, 2020 and became effective on January 1, 2021, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

The Product Quality Law of the PRC (as amended in 2000, 2009 and 2018) and the Law of the PRC on the Protection of the Rights and Interests of Consumers (as amended in 2009 and 2013), which were enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. If our products are defective and cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

 Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and became effective from June 1, 1991, and was last amended on February 26, 2010 and became effective as of April 1, 2010, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, constitute infringements of copyrights. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council on June 4, 1991 and amended on January 30, 2013, the National Copyright Administration, or the NCA, issued the Computer Software Copyright Registration Procedures on April 6, 1992 and amended on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights. The China Copyright Protection Center shall grant registration certificates to the computer software copyrights applicants which meet the requirements of both the software copyright registration procedures and the computer software protection regulations.

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was first promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and became effective from March 1, 1983, and was most recently amended on April 23, 2019 and became effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods and/or services for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved, and may be renewed for another ten years provided relevant application procedures have been completed within twelve (12) months before the end of the validity period. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods and/or services without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark.

The Implementation Regulation for the Trademark Law promulgated by the State Council came into effect on September 15, 2002 and was further amended on April 29, 2014. Under the Trademark Law and the implementing regulation, the Trademark Office of the State Administration for Market Regulation, or the Trademark Office, is responsible for the registration and administration of trademarks. The Trademark Office handles trademark registrations. As with patents, China has adopted a “first-to-file” principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. A registrant may apply to renew a registration within twelve (12) months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six (6) additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years.

In addition to the above, a Trademark Review and Adjudication Board was established for resolving trademark disputes. According to the Trademark Law, within three (3) months since the date of the announcement of a preliminarily validated trademark, if a titleholder is of the view that such trademark in application is identical or similar to its registered trademark for the same type of commodities or similar commodities which violates relevant provisions of the Trademark Law, such titleholder may raise an objection to the Trademark Office within the aforesaid period. In such event, the Trademark Office shall consider the facts and grounds submitted by both the dissenting party and the party being challenged and shall decide on whether the registration is allowed within twelve (12) months upon the expiration of the announcement after investigation and verification, and notify the dissenting party and the person challenged in writing.

Patent

Pursuant to the Patent Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and became effective from April 1, 1985, and was most recently amended on December 27, 2008, and was most recently amended on December 27, 2008 and became effective on October 1, 2009, patents in China are classified into three categories, namely, inventions, utility models and designs. The protection period of a patent right is 10 years for utility models and designs, and 20 years for inventions from the date of application. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. After the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design.

Domain Name

Pursuant to the Administrative Measures on Internet Domain Names of China, which was recently amended by the MIIT on August 24, 2017 and became effective on November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. Applicants for registration of domain names shall provide the true, accurate and complete information of their identifications to domain name registration service institutions. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Furthermore, the holder shall pay operation fees for registered domain names on schedule. If the domain name holder fails to pay the corresponding fees as required, the original domain name registrar shall write it off and notify the holder of the domain name in written form.

Laws and Regulations on Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC on July 5, 1994, came into effect on January 1, 1995, and was most recently amended on December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective as of July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day, regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. if labor relationships are to be or have been established between employers and the employees An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal written contract has been made, a written labor contract shall be entered into within one (1) month from the commencement date of the employment. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, and became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. Where an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the Ministry of Human Resources and Social Security of the PRC on September 6, 2011, and became effective on October 15, 2011, or the Interim Measures for Foreigners, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with Interim Measures for Foreigners, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up house provident funds, permission of labor union of the employer and approval of the local house provident funds commission must first be obtained before the employer can suspend or reduce their payment of house provident funds. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. The minimum standard for housing provident funds is 5% of employees’ average monthly salary of the preceding year, and such percentage rate may be uplifted by the local housing provident funds management commissions if examined by the people’s government of same level and approved by people’s government of provincial, or autonomous region or municipality level. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB 10,000 (approximately $1,400) to RMB 50,000 (approximately $7,100). When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

According to Interpretation IV of the Supreme People’s Court of Several Issues on the Application of Law in the Trail of Labor Dispute Cases, employees who perform the non-competition obligations after the termination of the labor contract can claim a monthly payment of economic indemnity from the employer as per 30% of the employee’s average monthly salary for the 12 months before the termination of the labor contract. If the employer refuses to pay the economic indemnity, the employee can refuse to perform the non-competition obligations.

Regulations on Tax in the PRC

Income Tax

In January 2008, the PRC Enterprise Income Tax Law took effect, which was last amended by the Standing Committee of the National People’s Congress on December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which was recently amended on April 23, 2019, together with the PRC Enterprise Income Tax Law, the EIT Law. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose “de facto management body” is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. The EIT Law applies a uniform 25% enterprise income tax rate to both resident enterprises and non-resident enterprises, except where tax incentives are granted to special industries and projects. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 20% with respect to their income sourced from inside the PRC. According to the EIT Law and the Announcement on Issues concerning the Implementation of the Preferential Income Tax Policies regarding High-Tech Enterprises promulgated by the SAT on June 19, 2017, enterprises qualified as “high-tech enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “high-tech enterprise” status.

The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. Under the EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a non-resident enterprise which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, which was amended on June 15, 2018, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the Ministry of Finance of the PRC, or the MOF, and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Indirect Transfers of Assets by Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 1, 2017 and December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax and provides that:

●	for the income from equity investment assets, the competent tax authority for the income tax of the invested enterprise shall be the competent tax authority, while for the income from the dividends, extra dividends and other equity investment, the competent tax authority for the income tax of the enterprise distributing the income shall be the competent tax authority;

●	the withholding obligator shall declare and pay the withheld tax to the competent tax authority in the place where such withholding obligator is located within seven (7) days from the date of occurrence of the withholding obligation;

●	where the income obtained by the withholding obligator and required to be withheld at source is in the form of dividends, extra dividends or any other equity investment gains, the date of occurrence of the obligation for withholding relevant payable tax is the date of actual payment of the dividends, extra dividends or other equity investment gains;

●	for the income tax required to be withheld under Article 37 of the Enterprise Income Tax Law, if the withholding obligator fails to withhold in accordance with the law or is unable to perform withholding obligation, the non-resident enterprise obtaining the income shall declare and pay the tax not withheld to the competent tax authority of the place of the occurrence of the income in accordance with Article 39 of the Enterprise Income Tax Law and complete the Form of Report on Withholding of Enterprise Income Tax of the People’s Republic of China; where the non-resident enterprise fails to declare and pay tax in accordance with Article 39 of the Enterprise Income Tax Law, the tax authority may order it to pay the tax within a specified time limit and the non-resident enterprise shall declare and pay the tax within the time limit determined by the tax authority; the non-resident enterprise that declares and pays the tax voluntarily before the tax authority orders it to pay tax within a specified time limit shall be deemed as having paid tax as scheduled;

●	the competent tax authority may require the taxpayer, withholding obligator and relevant parties with knowledge of relevant information to provide the contracts and other relevant materials relating to the withholding of tax;

where the withholding obligator fails to withhold the tax required to be withheld under Article 37 of the Enterprise Income Tax Law, the competent tax authority of the place where the withholding agent is located shall order the withholding obligator to make up for the withholding of tax in accordance with Article 23 of the Administrative Punishment Law of the People’s Republic of China and hold the withholding agent liable in accordance with the law; if recovery of tax payment from the taxpayer is necessary, the competent tax authority of the place where the income occurs shall implement the recovery in accordance with the law. If the place where the withholding obligator is located is different from the place where the income occurs, the competent tax authority of the place of occurrence of the income that is responsible for recovering the tax payment shall give notice to the competent tax authority of the place where the withholding obligator is located for verifying relevant information. The competent tax authority of the place where the withholding agent is located shall, within five (5) working days from the date.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 7.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement promulgated by the State Administration of Taxation on August 21, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

Value-Added Tax

According to the Temporary Regulations on Value-added Tax, which was promulgated by the State Council on December 13, 1993 and was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was promulgated by the MOF on December 25, 1993 and was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods and providing processing, repairing or replacement service; the applicable rate for the export of goods and cross-border sale of services and intangible assets by domestic organizations and individuals within the scope stipulated by the State Council shall be nil, unless otherwise stipulated. On April 4, 2018, the MOF and the SAT jointly issued the Notice of Adjustment of Value-added Tax Rates which declared that the VAT tax rate in regard to the sale of goods, provision of processing, repairs and replacement services and importation of goods into China shall be reduced from the previous 17% to 16% from May 1, 2018. According to the PRC VAT Regulations, the VAT rate for sale of services and sale of intangible properties is 6% unless otherwise specified.

Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, which was promulgated by the MOF and the SAT on November 16, 2011, the PRC began to launch taxation reforms in a gradual manner from January 1, 2014, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

In accordance with the Circular on Notice of Comprehensive Promotion of Conversion of Business Tax to Value-added Tax promulgated by the SAT and the MOF which took effect on May 1, 2016, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax. Our main business is included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

On November 19, 2017, the State Council promulgated the Decision of State Council on Abolition of the Provisional Regulations of the PRC on Business Tax and Revision of the Provisional Regulations of the PRC on Value-added Tax, which took effective on the same date, to formally abolish the Provisional Regulations of the People’s Republic of China on Business Tax and amend the Temporary Regulations on Value-added Tax accordingly.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and October 10, 2018, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

On February 13, 2015, the SAFE promulgated the Circular on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, SAFE Circular 13 simplifies the procedure of foreign exchange-related registration, under which investors shall register with banks for direct domestic investment and direct overseas investment.

On April 10, 2020 the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by FIEs in the PRC include the Company Law of the PRC, as recently amended in 2018 and Foreign Investment Law promulgated by SCNPC on March 15, 2019 and recently came into effect on January 1, 2020.

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these FIEs may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. These reserves are not distributable as cash dividends. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion.

Regulations Related to Mergers and Acquisitions and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

The Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by SAFE and effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before establishing, controlling and making contribution into a SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch.15

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of SAFE Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of such PRC “resident’s name” and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of a FIE that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant FIEs, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

As of the date of this annual report, to our knowledge, all of our shareholders had registered according to SAFE Circular 37.

On March 30, 2015, the SAFE promulgated Circular 19, which came into effect on June 1, 2015 and was partially repealed on December 30, 2019. According to Circular 19, the foreign exchange capital of FIEs shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a FIE for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a FIE is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a FIE needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks. Circular 19 allows all foreign-invested enterprises established in China to use their foreign exchange capitals to make equity investment and prohibits foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented. Circular 19, Circular 16 and other related regulations may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9. However, although the transitional period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises, have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9.

Regulations Relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The latest version of the Catalogue became effective on July 23, 2020. The Guidance Catalogue stipulates restricted industries for foreign investment. The Negative List stipulates the prohibited and restricted industries for foreign investment. The Encouragement Catalogue stipulates the encouraged industries for foreign investment. The purpose of the Catalogue is to direct foreign investment into certain priority industry sectors while restricting or prohibiting investment in other sectors. If the investment falls within the “encouraged” category, foreign investment can be conducted through the establishment of a wholly foreign-owned enterprise. If the investment falls within the “restricted” category, foreign investment may be conducted through the establishment of a wholly foreign-owned enterprise if certain requirements are met or in some cases must be conducted through the establishment of a joint venture enterprise, with varying minimum shareholdings for the Chinese party, depending on the particular industry. If the investment falls within the “prohibited” category, foreign investment of any kind is not allowed. Any investment that occurs within an industry not falling into any of three categories is classified as a permitted industry for foreign investment According to the Negative List, other than E-commerce, domestic multiparty communication, store and forward, and call center services, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Ventures Law, the PRC Sino-foreign Cooperative Enterprises Law and the PRC Wholly Foreign-owned Enterprises Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” for year 2021 has yet to be published, it is unclear whether it will differ from the current 2020 Negative List The Foreign Investment Law provides that FIEs operating in foreign restricted industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

On December 27, 2020, the NDRC and the MOFCOM promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 Version), or the Encouragement Catalogue, which became effective on January 27, 2021, replacing the previous encouragement catalogue. On June 23, 2020, the NDRC and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version), or the Negative List, which became effective on July 23, 2020, replacing previous negative list. According to the Negative List and the Encouragement Catalogue, the value-added telecommunications business that we are operating, other than call center business, falls into the restricted category.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce) jointly promulgated the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Reporting Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. The Foreign Investment Reporting Measures establish an online reporting system for foreign investment instead of the previous requirement of the Ministry of Commerce of the PRC filing and/or approval procedures. Pursuant to the Foreign Investment Reporting Measures, for foreign investment carried out directly or indirectly within the mainland China, foreign investors or foreign-invested enterprises shall submit investment information for establishments, modifications and dissolution and annual reports of the foreign-invested enterprises on the online. Meanwhile, the PRC establishes foreign investment security review system under which the security review shall be conducted on foreign investments affecting or likely to affect the state security, a decision legally made on security review will be considered as final. Furthermore, the Foreign Investment Law provides that FIEs established according to the previous PRC Sino-foreign Equity Joint Ventures Law, the PRC Sino-foreign Cooperative Enterprises Law and the PRC Wholly Foreign-owned Enterprises Law before the Foreign Investment Law took effect may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

On December 19, 2020, the NDRC and the MOFCOM promulgated Measures for Security Review of Foreign Investment, with an effective date of January 18, 2021. The Foreign Investment Security Review Mechanism (the “Security Review Mechanism”) in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the Ministry of Commerce to undertake routine work on the security review of foreign investment. According to the Security Review Mechanism, foreign investment activities falling in the scope such as important cultural products and services, important information technologies and Internet products and services, important financial services, key technologies and other important fields that concern state security while obtaining the actual control over the enterprises invested in, a foreign investor or a party concerned in the PRC shall take the initiative to make a declaration to the working mechanism office prior to making the investment.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares. Our PRC operating subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Laws and Regulations on the Protection of Consumer Rights and Interests

Business operators in the business of supplying and selling manufactured goods or services to consumers, shall comply with the Law of the PRC on the Protection of Consumer Rights and Interests, or the Consumer Rights Protection Law, promulgated by the SCNPC on October 31, 1993, and effective as of January 1, 1994, and revised on August 27, 2009 and October 25, 2013.

According to the Consumer Rights Protection Law, business operators must ensure that the goods or services provided by them meet the requirements for safeguarding personal and property safety. For goods and services that may endanger personal and property safety, consumers should be provided with a true description and an explicit warning, as well as a description and indication of the proper way to use the goods or accept the services and the methods of preventing the occurrence of a hazard. If the goods or services provided by the business operators cause personal injuries to consumers or third parties, the business operators shall compensate the injured parties for their losses.

Laws on Contracts

On May 28, 2020, the Civil Code of the PRC was issued by the NPC and became effective on January 1, 2021 and replaced the General Principles of the Civil Law of the PRC, the Security Law of the PRC, the Contract Law of the PRC, the Real Right Law of the PRC, the General Rules of the Civil Law of the PRC and several other basic civil laws in the PRC. All of our contracts are subject to the Civil Code of the PRC. Under the Civil Code of the PRC, a natural person, legal person or other legally established organization shall have full capacity of civil right and civil conduct in order to enter into a valid contract. Except as otherwise required by other laws and regulations, the formation, validity, performance, modification, assignment, termination, and liability for breach of a contract are governed by the Civil Code of the PRC. A contracting party who failed to perform or failed to fulfill its contractual obligation shall bear the responsibility of a continued duty to perform or to provide remedies and compensation as provided by PRC laws.

Standardization Law of the People’s Republic of China

Standardization Law of the People’s Republic of China was passed by the fifth session of the Standing Committee of the Seventh National People’s Congress on December 29, 1988, and revised on November 4, 2017. This law is formulated for the purposes of enhancing standardization work, promoting scientific and technological advancement, improving the quality of products and services, safeguarding personal health and life and property security, protecting state security and ecological environmental security, raising the level of economic and social development. This law applies to technical requirements that need to be unified for agricultural field, industrial field, service industry, social undertakings industry, and others. Enterprises which manufacture, sell, import products or provide services that fail to meet the mandatory standards, and enterprises which manufacture products or provide services that fail to meet the technical requirements under their publicized standardization, shall undertake civil liabilities.

Regulations of the People’s Republic of China on Certification and Accreditation

Regulations of the People’s Republic of China on Certification and Accreditation became effective as of September 3, 2003, and was later revised on February 6, 2016. This regulation is formulated for the purposes of standardizing certification and accreditation, improving the quality of products and services and management standard. This regulation applies to all certification agencies, certification services and accreditation services in the PRC, excluding certification on quality management standardization of enterprises engaging in pharmaceutical productions and/or operations, certification on quality of laboratory animals, certification of military products, accreditation on laboratories and personnel engaging in the calibration and testing of military products.

C. Organizational Structure

The charts below summarize our corporate legal structure and identify our subsidiaries, our VIE and its subsidiaries:

Name	Background	Ownership
Infobird International Limited	● A Hong Kong company ● Incorporated on April 21, 2020 ● A holding company	100% owned by Infobird Co., Ltd
Infobird Digital Technology (Beijing) Co., Ltd	● A PRC limited liability company and deemed a wholly foreign owned enterprise, or WFOE ● Incorporated on May 20, 2020 ● Registered capital of $15,000,000 (RMB 106,392,000) ● A holding company	100% owned by Infobird International Limited
Beijing Infobird Software Co., Ltd	● A PRC limited liability company ● Incorporated on October 26, 2001 ● Registered capital of $2,417,947 (RMB 16,624,597)	VIE of Infobird Digital Technology (Beijing) Co., Ltd
Guiyang Infobird Cloud Computing Co., Ltd	● A PRC limited liability company ● Incorporated on October 17, 2013 ● Registered capital of $1,777,645 (RMB 12,222,200)	90.18% owned by Beijing Infobird Software Co., Ltd
Anhui Infobird Software Information Technology Co., Ltd	● A PRC limited liability company ● Incorporated on June 20, 2012 ● Registered capital of $1,454,440 (RMB 10,000,000)	99.95% owned by Beijing Infobird Software Co., Ltd

D. Property, Plant and Equipment

Our principal executive office is located at Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102, where we lease two units, Room 12A05 and 12A06, consisting of approximately 656 and 210 square meters of office space, respectively. We lease these spaces under two leases that will both terminate on March 31, 2022. We also lease units under four leases located at 25th Floor, Building 9, Zone C, Huaguoyuan Project, No. 1, Huaguoyuan Street, Nanming District, Guiyang City, China, 550002 ranging from approximately 115 to 612 square meters of office space under leases that will terminate on October 7, October 8 and October 10, 2021.

We also lease other spaces that we do not view to be material to our business. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

We are also in the process of constructing a cloud computing facility in Guiyang, China. The facility is expected to have two buildings consisting of approximately 43,000 square meters in total, which is expected to house our cloud and BPO services operations and also fulfill the purposes of offices, research centers, logistics and employee dormitories. This facility is intended to replace our current facilities in Guiyang and some of our facilities in Beijing and Hefei, China, which are currently leased. We have completed demolition, underground structure and design. We expect the costs to complete the facility will be approximately $10 million. In June 2020, we obtained the Guiyang Provincial Enterprise Investment Project Filing Certificate. We expect to start construction in the second half of 2021 and the project is estimated to be completed by the end of 2022.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F may contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. You should carefully read the “Risk Factors” section of this annual report on Form 20-F to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

A.    Operating results

Overview

We are a software-as-a-service, or SaaS, provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China. Leveraging self-developed cloud-native architecture, AI and machine learning capabilities, patented Voice over Internet Protocol, or VoIP, application technologies, no-code development platform, and in-depth industry expertise, we primarily provide holistic software solutions to help our corporate clients proactively deliver and manage end-to-end customer engagement activities at all stages of the sales process including pre-sales and sales activities and post-sales customer support. We also offer AI-powered cloud-based sales force management software including intelligent quality inspection and intelligent training software to help our clients monitor, benchmark and improve the performances of agents. We empower our clients with our business value-driven solutions to increase revenue, reduce cost, and enhance customer service quality and customer satisfaction. We currently specialize in corporate clients in the finance industry and also cover a broad array of other industries, including the education, public services, healthcare and consumer products industries. We believe we are one of the leading and long-standing domestic SaaS providers in serving large enterprises in the finance industry in customer engagement with over 10 years of experience. We offer a comprehensive portfolio of customer engagement SaaS solutions that are highly intelligent, customizable and with proof of stability and security at scale with concurrence of over 10,000 agents. We continue to innovate by developing technologies that enable us to deliver a series of solutions and services which address the evolving and changing needs of our corporate clientele.

We generate revenues primarily from providing standard and customized cloud-based SaaS, BPO services, software development and other technical services. For the years ended December 31, 2020, 2019, and 2018, total revenues were approximately $14.5 million, $18.2 million, and $18.8 million, respectively. Our gross profit was approximately $9.8 million, $10.3 million, and $9.5 million for the years ended December 31, 2020, 2019, and 2018, respectively. Our net income was approximately $4.1 million, $5.1 million, and $2.4 million for the years ended December 31, 2020, 2019, and 2018, respectively.

Our current emphasis and goals primarily include execution of business strategies, improvement of cost structure, and product and service performance, among others.

We experienced a slowdown in revenue growth in 2020, especially in the first half of 2020 as our business was negatively impacted by the COVID-19 pandemic. We expect our total revenues in the fiscal year 2021 to increase to at least our fiscal year 2019 level due to demand for our standard cloud-based services as discussed below. However, there is no guarantee that our total revenues for the fiscal year 2021 will grow or remain at a similar level compared to the fiscal year 2019 and such results of operations for the fiscal year 2021 may still be adversely impacted by the COVID-19 pandemic compared to the fiscal year 2019 and fiscal year 2020. For a detailed description of the risks associated with the novel coronavirus, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.” Because of the significant uncertainties surrounding the COVID-19 pandemic, the extent of the business disruptions and the related financial impacts cannot be reasonably estimated at this time.

Key Factors that Affect Operating Results

Our management team monitors the following key operating metrics:

Our revenue is affected by the number of average monthly paid user accounts our customers subscribed to and the average revenue per user account

For the years ended December 31, 2020 and 2019, customized cloud-based services accounted for approximately 34.4% and 70.5% of our total revenues, respectively. Due to the expiration of customized cloud-based services contract and telecommunications services contract with China Guangfa Bank, our revenue from customized cloud-based services decreased by approximately $7.9 million or 61.1% to approximately $5.0 million for the year ended December 31, 2020 from approximately $12.9 million for the year ended December 31, 2019. Average monthly paid user accounts decreased by 57.2% from 7,053 to 3,021 due to decreased usage. Paid user accounts are the number of active accounts that our customers subscribed to based on contracts which specify a fixed fee per user account per specified period. Average monthly paid user accounts are the sum of the numbers of paid user accounts per month divided by twelve months for the years ended December 31, 2020 and 2019. Average monthly paid user accounts is the operating metric that we utilize rather than paid user accounts. The average revenue per user account decreased by approximately 9.2% was due to expiration of service contract with China Guangfa bank on June 30, 2020. Average revenue per user account is our total revenue, divided by average monthly paid user accounts. In 2021 and beyond, we expect customized cloud-based services revenue to continue declining in the fiscal year 2021 mainly due to termination of China Guangfa Bank’s contract. Due to the nature of upfront customization and setup, our products for customized cloud-based services were not as flexible for changes which affected our ability to offer new products and increase our prices. As part of our strategic plan, we are focusing on marketing our standard cloud-based services and BPO services where we typically can charge higher prices for our new products and in order to reduce our dependence on our largest customer.

Standard cloud-based services and BPO services accounted for approximately 21.7% and 22.1% of our total revenues for the years ended December 31, 2020 and 2019, respectively. Our revenue from standard cloud-based services and BPO services decreased by approximately $0.9 million or 21.8% to approximately $3.1 million for the year ended December 31, 2020 from approximately $4.0 million for the year ended December 31, 2019. Average monthly paid user accounts increased by 28.7% from 4,208 (4,027 for standard cloud-based services and 181 for BPO services) to 5,414  (5,254  for standard cloud-based services and 160 for BPO services) while our average revenue per user account decreased by approximately 39.3%. In order to stay competitive during the COVID-19 pandemic and maintain continuing partnerships with our existing customers, we offered lower prices to our existing standard cloud-based services customers who renewed service contracts during the year ended December 31, 2020 and who committed to higher volume usage. As such, we have seen customer usage increase since March 2020 as well as our revenue from standard cloud-based services. Our primary goal was to generate cash flow for the year ended December 31, 2020 instead of optimizing profits. As the COVID-19 pandemic is currently largely under control in China, we believe our pricing will gradually resume to normal levels for existing customers with less discounts while new customers are based on full price.

For the years ended December 31, 2019 and 2018, customized cloud-based services accounted for approximately 70.5% and 67.4% of our total revenues, respectively. All of our revenue from customized cloud-based services was from our significant customer, China Guangfa Bank. Our revenue increased by 6.2% in our functional currency of approximately RMB 5.2 million (approximately $0.7 million) to approximately RMB 88.9 million (approximately $12.9 million) for year ended December 31, 2019 from approximately RMB 83.7 million (approximately $12.7 million) for the year ended December 31, 2018. For the year ended December 31, 2019, average monthly paid user accounts for customized cloud-based services increased by 15.7% from 6,095 for the year ended December 31, 2018 to 7,053 for the year ended December 31, 2019. Our average revenue per user account decreased by approximately 8.2% in our functional currency. Due to the nature of upfront customization and setup, our products for customized cloud-based services were not as flexible for changes which affected our ability to offer new products and increase our prices. As part of our strategic plan, we are focusing on marketing our standard cloud-based services and BPO services where we typically can charge higher prices for our new products and in order to reduce our dependence on our largest customer.

Standard cloud-based services and BPO services accounted for approximately 22.1% and 21.6% of our total revenues for the years ended December 31, 2019 and 2018, respectively. Our revenues from standard cloud-based services and BPO services increased by RMB 990,903 (approximately $0.1 million), or 3.7%, in our functional currency to RMB 27.8 million (approximately $4.0 million) for the year ended December 31, 2019 from RMB 26.8 million (approximately $4.1 million) for the year ended December 31, 2018. For the year ended December 31, 2019, average monthly paid user accounts decreased by 22.2% from 5,408 (5,222 for standard cloud-based services and 186 from BPO services) for the year ended December 31, 2018 to 4,208 (4,027 for standard cloud-based services and 181 from BPO services) for the year ended December 31, 2019, while our average revenue per user account increased by approximately 33.3% in our functional currency. The increase in average revenue per user account was mainly due to new products and functions being offered to customers which had higher unit prices. While employing AI based customer service application solutions, we believe customers will gain more efficiency in customer engagement than traditional SaaS. Our revenues for standard cloud-based services and BPO services have been affected by the COVID-19 pandemic and our revenues decreased in the first half of 2020. With the completion of our self-developed products in the no-code development platform and AI based customer services applications, we expect our revenues to increase for the second half of 2020 and we also expect our revenues from standard cloud-based services and BPO services to increase both in amount and as a percentage of our total revenues. Standard cloud-based services and BPO services are discussed together in this key operating metrics section as they have the same direction, with less average monthly paid user accounts year over year, but higher average revenue per user account year over year, as compared to customized cloud-based services, which has a separate direction.

Our ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the industry in which we operate. Our competitive position may be affected by, among other things, the scope of our products, the quality of our solutions and our ability to customize our products to meet customers’ business needs. We believe that our proprietary technologies and research and development capabilities help us to develop products tailored to our customers and we are able to retain and develop business with existing customers and to attract new customers. However, if are unable to keep up with our product development or innovation, we might not be able to develop new customers or expand our business effectively. In addition, we are subject to competition from within our industry. Increased competition could materially and adversely affect our business and results of operations.

The PRC economy

Although the PRC economy has grown in recent years, the pace of growth has slowed in recent years, and rate of growth may not continue in the future. According to the PRC National Bureau of Statistics, the annual rate of growth in the PRC declined from 7.7% in 2013 to 2.3% in 2020. A further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the purchase power of the consumers of our products and lead to the decrease of demand for our products and services and may have a material and adverse effect on our business.

In December 2019, a novel strain of coronavirus, or COVID-19, surfaced and spread rapidly over the globe, including China and the United States. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of our revenue is concentrated in China. Consequently, the COVID-19 pandemic may materially and adversely affect our business operations, financial condition and operating results for 2020. For a detailed description of the risks associated with COVID-19, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.”

The PRC government

Our PRC entities are incorporated, and their operations and assets are located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s regulation conditions in the following factors: (a) economic policies and initiatives undertaken by the PRC government; (b) changes in the Chinese or regional business or regulatory environment affecting the purchase power of consumers of our products; and (c) changes in Chinese government policy affecting our industry. Unfavorable changes could affect demand for products that we sell and for products that we provide and could materially and adversely affect the results of operations.

Key Components of Our Results of Operations

Revenues consist of revenues from customized and standard cloud-based services, business processing outsourcing services, software development and others.

Revenue from customized cloud-based services

We provide customized cloud-based customer engagement services which includes customized SaaS, voice/data plan, which includes telecommunication usage such as telephone calls and messaging that our customers can subscribe for, and technical support. The provision of customized SaaS, voice/data plan and technical support is considered as one performance obligation as the services provided are not distinct within the context of the contract whereas the customers can only obtain benefit when the services are provided together. We use monthly utilization records based on the number of user accounts subscribed by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services.

Revenue from standard cloud-based services

We also provide standard cloud-based solutions that provide customers the right to access our software through the internet. Our cloud-based solutions represent a series of services such as calling, voice recording and technical support. These services are made available to the customer continuously throughout the contractual period, however, the extent to which the customer uses the services may vary at the customers’ discretion. The standard cloud-based services are considered to have one single performance obligation. We use monthly utilization records based on the number of user accounts subscribed by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services. We also have some contracts with customers where the customer subscribes for a fix number of user accounts over certain contract periods, therefore the customers receive and consume the benefits of the cloud services throughout the subscription period so revenue is recognized ratably over the contractual subscription period in which the services are delivered, beginning on the date the service is made available to the customers. Contract performance periods generally are one year, and pursuant to the contracts, full payments are generally collected in advance, with payment to be made within three months after execution of the contract. Contracts generally do not contain significant financing components or variable consideration.

Revenue from BPO services

Revenue from BPO services is generated from assisting customers to operate the call centers services. Customers using these services are not permitted to take possession of our software and physical resources and the contract is for a defined period, where customers pay a monthly service fee. These services are considered as one performance obligation as the customers does not obtain benefit for each separate services. Revenues are recognized over time over contractual period using the time elapsed output method as BPO services are provided. Contract performance periods generally are one year, and pursuant to the contracts, full payments for several months of services are generally collected in advance. Contracts generally do not contain significant financing components or variable consideration.

Revenue from software development

We also generate revenue from development and sale of software license including (1) standard software and (2) customized software developed per customers’ specifications. Contract terms from each software development contract generally do not contain significant financing components or variable consideration.

Standard software developed and offered as standard cloud-based services. We sold the license for standard software because some customers show obvious preference of software licensing over software-as-a-service, for reasons such as concerns about the safety of cloud-based services and potential higher price of subscription in total compared with one-time on-premise fee. Therefore, as part of our sales and market strategy, we offer licenses for our standard software to allow the customers to first start utilizing our products in their daily operation and then aim to evolve them to become subscribers with our standard cloud-based services to enjoy benefits of software upgrades and continued services. Licenses for standard software provide the customer with a right to use the software. Standard software licenses are typically made available to customers with immediate access to the software. We recognize revenue for these standard software licenses at the point in time when the customer has access and thus control over the software.

Customized software are software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, we have entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure our cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software we developed are to solve certain business pain points in a certain scenario within or across industries, once developed, we plan to further apply them in serving other customers that share similar needs and business models. We aim to replicate our initial customization and development and achieve economies of scale after we deliver our products to more customers within the same industry. Contract terms are generally less than one year. The design, development, installation of the customized software are considered as one performance obligation as these promises are not separately identifiable as the customers do not obtain benefits from these services on its own. Our software development service contracts are generally recognized at a point in time when customer accepted the customized software with satisfactory testing result.

Some of the contracts may require us to provide post contract services (“PCS”) which include upgrades, maintenance and technical support. The provision of upgrades, maintenance and technical support is considered one performance obligation because they are not distinct within the context of the contract. The nature of the promise is to stand ready to provide a single continuous integrated service throughout the contract term. As such we allocate the contract price between sale of software and provision of PCS using the expected cost plus margin approach which requires us to forecast its expected costs of satisfying the performance obligation and then add a reasonable margin for that good or service. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period they are expected to be provided.

Professional services and other revenues

We also generate revenue from data analysis services and other professional services. The service revenue from data analysis services and other professional services is recognized over time as services are performed and delivered to customers. Contract performance periods generally range from month to month, completion of service (software license) to one year, and payment terms are generally prepaid to 30 days. Contracts generally do not contain significant financing components or variable consideration.

Revenue categories are summarized as follows:

	For the Years Ended December 31,				2020 Change	For the Years Ended December 31,				2019 Change
	2020	%	2019	%	%	2019	%	2018	%	%

Standard cloud-based services	$1,400,857	9.7%	$2,018,919	11.0%	(30.6)%	$2,018,919	11.0%	$2,064,669	11.0%	(2.2)%
Customized cloud-based services	5,005,080	34.4%	12,865,074	70.5%	(61.1)%	12,865,074	70.5%	12,663,985	67.4%	1.6%
BPO services	1,747,310	12.0%	2,007,919	11.0%	(13.0)%	2,007,919	11.0%	1,994,501	10.6%	0.7%
Software development	5,392,767	37.1%	267,799	1.5%	1,913.7%	267,799	1.5%	—	—	100%
Other revenues	986,927	6.8%	1,088,578	6.0%	(9.3)%	1,088,578	6.0%	2,066,395	11.0%	(47.3)%
Total operating revenues	$14,532,941	100%	$18,248,289	100%	(20.4)%	$18,248,289	100%	$18,789,550	100%	(2.9)%

Cost of revenues

Cost of revenues consists primarily of costs (including salaries, social insurance and benefits) for employees involved with our operations and products and services support, third party service fees including cloud and data usage, hosting fees, software development fees and amortization and depreciation expenses associated with our capitalized software, platform system and hardware. Cost of revenues also include outsourcing contracted customer service representatives, customer surveys and allocated share costs, primarily including facilities, information technology and security costs.

Cost of revenues from revenue categories are summarized as follows:

	For the Years Ended December 31,		2020 Change	For the Years Ended December 31,		2019 Change
	2020	2019	%	2019	2018	%

Standard and customized cloud-based services	$1,916,920	$5,121,529	(62.6)%	$5,121,529	$5,252,081	(2.5)%
BPO services	1,476,919	1,773,993	(16.7)%	1,773,993	2,427,169	(26.9)%
Software development	511,092	27,981	1,726.6%	27,981	—	100%
Other revenues	813,162	1,063,643	(23.5)%	1,063,643	1,624,553	(34.5)%
Total cost of revenues	$4,718,093	$7,987,146	(40.9)%	$7,987,146	$9,303,803	(14.2)%

Operating expenses

Our operating expenses consist of selling expenses, general and administrative expenses, and research and development expenses.

Selling expenses consist of personnel costs (including salaries, social insurance, and benefits), office and travel expenses for employees associated with our sales and marketing organizations, and costs of marketing activities. Marketing activities include both online and offline marketing initiatives, including digital advertising, such as search engines, paid social, email and product marketing, content marketing, web marketing and optimization. We focus our sales and marketing efforts on generating awareness of our services and products, establishing and promoting our brand, and cultivating a community of customers. Our selling expenses as a percentage of our revenue were approximately 12.6%, 8.4%, and 10.2% for the years ended December 31, 2020, 2019, and 2018, respectively.

General and administrative expenses consist primarily of rent, office expenses and personnel costs (including salaries, social insurance, and benefits) for our executive, finance, legal, human resources, and other administrative employees. In addition, general and administrative expenses include amortization expense from land used rights. Our general and administrative expenses as a percentage of our revenue were approximately 11.8%, 6.5%, and 7.9% for the years ended December 31, 2020, 2019, and 2018, respectively.

Research and development expenses consist primarily of salaries and other compensation-related expenses for our research and product development personnel, as well as office rental, depreciation, amortization and related expenses for our research and product development team. We focus our research and development efforts on the continued development of our services and products, including the development and deployment of new features and functionality and enhancements to our software architecture and integration across our services and products. Our research and development expenses as a percentage of our revenue were approximately 13.1%, 8.2%, and 16.0% for the years ended December 31, 2020, 2019, and 2018, respectively.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Recent Developments

The recent outbreak of COVID-19, which originated in Wuhan, China in December 2019, is a fluid and challenging situation facing all industries. Our business and results of operations could continue to be adversely affected to the extent the COVID-19 outbreak continues to harm China, or the world economy generally, or otherwise harms the business of our customers, which in turn may have a negative impact on the demands for our services. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

Results of Operations

Comparison of Years Ended December 31, 2020 and 2019 and Comparison of Years Ended December 31, 2019 and 2018

	For the Years Ended December 31,		2020 Change	For the Years Ended December 31,		2019 Change
	2020	2019	%	2019	2018	%

Revenues	$14,532,941	$18,248,289	(20.4)%	$18,248,289	$18,789,550	(2.9)%
Cost of revenues	4,718,093	7,987,146	(40.9)%	7,987,146	9,303,803	(14.2)%
Gross profit	9,814,848	10,261,143	(4.3)%	10,261,143	9,485,747	8.2%
Selling expenses	1,837,768	1,533,255	19.9%	1,533,255	1,918,418	(20.1)%
General and administrative expenses	1,712,034	1,192,429	43.6%	1,192,429	1,488,802	(19.9)%
Research and development expenses	1,897,349	1,496,579	26.8%	1,496,579	3,010,859	(50.3)%
Income from operations	4,367,697	6,038,880	(27.7)%	6,038,880	3,067,668	96.9%
Other expense, net	21,466	264,018	(91.9)%	264,018	480,030	(45.0)%
Provision for income taxes	286,071	673,034	(57.5)%	673,034	145,263	363.3%
Net income	$4,060,160	$5,101,828	(20.4)%	$5,101,828	$2,442,375	108.9%

Comparison of Years Ended December 31, 2020 and December 31, 2019

Total revenues decreased by approximately $3.7 million, or 20.4%, to approximately $14.5 million for the year ended December 31, 2020 from approximately $18.2 million for the year ended December 31, 2019. The decrease was mainly due to the negative impact of the COVID-19 pandemic on our business operations, as our customers have been negatively impacted by office closures and reductions in customer service activities and we had to comply with the temporary closure of facilities in the first quarter of 2020, and the expiration of customized cloud-based services contract and telecommunications services contract with China Guangfa Bank on June 30, 2020 and December 31, 2020, respectively. The decrease from the total revenues was offset by increase in revenue from new customers in the finance industry as well as other industries such as healthcare and information technology services. The change for each revenue stream was as follows:

For the years ended December 31, 2020 and 2019, our standard cloud-based services revenue decreased by approximately $0.6 million, or 30.6%, to approximately $1.4 million for the year ended December 31, 2020 compared to approximately $2.0 million for the same period in 2019. Standard cloud-based services revenue represented approximately 9.6% and 11.1% of our total revenues for the years ended December 31, 2020 and 2019, respectively. The average monthly paid user accounts for standard cloud-based services increased to 5,254 for the year ended December 31, 2020 from 4,027 for the year ended December 31, 2019. In order to stay competitive during the COVID-19 pandemic and maintain continuing partnerships with our existing customers, we offered volume discounts to our existing standard cloud-based services customers who renewed service contracts during the year ended December 31, 2020 and who committed to higher volume usage. As such, we have seen customer usage increase since March 2020 as well as our revenue from standard cloud-based services. Our goal was primarily to generate cash flow for the year ended December 31, 2020 instead of optimizing profits. As the pandemic is currently largely under control in China, we believe our pricing will gradually resume to normal levels for existing customers with less discounts while new customers are based on full price. In addition, we plan to shift the focus of our business from customized cloud-based services to standard cloud-based services in 2021 as standard cloud-based services require no customization efforts and can therefore enable SaaS providers to quickly expand client bases as well as penetrate the market. We devoted research and development resources into, and successfully launched, several intelligent standard cloud-based services, including intelligent quality inspection and AI Chatbots in 2019. Our sales and marketing team has also been developing customers from multiple large- to medium-sized companies in finance, healthcare, and retail industries. In addition, some top banks have invited us to conduct proof-of-concept tests to provide our standard cloud-based services, which is the first step before entering into a service agreement. In 2021 and beyond, we expect our revenues will not be largely solely driven from a single major customer, and we expect our standard cloud-based services will constitute the major portion of our fiscal year 2021 revenue as compared to customized cloud-based services.

Customized cloud-based services revenue decreased by approximately $7.9 million, or 61.1%, to approximately $5.0 million for the year ended December 31, 2020 compared to approximately $12.9 million for the same period in 2019. The decrease was due to expiration of customized cloud-based services contract with our major customer China Guangfa bank on June 30, 2020, resulted in decrease of 4,032 average monthly paid user accounts being subscribed by China Guangfa Bank to 3,021 for the year ended December 31, 2020 from 7,053 for the year ended December 31, 2019, representing an approximate 57.2% decrease. For the years ended December 31, 2020 and 2019, customized cloud-based services revenue represented approximately 34.4% and 70.5% of our total revenues, respectively. Currently, China Guangfa Bank’s internal telemarketing strategy is to increase its internal IT capabilities. Therefore, China Guangfa Bank no longer procures such services from a third-party provider, including us, which affects the services we provide to China Guangfa Bank. Due to our long-lasting relationship with China Guangfa Bank, we have been actively communicating with China Guangfa Bank to explore cooperative opportunities involving our standard cloud-based services in other business lines. In addition, we have entered into agreements with new customers who have customization needs to provide our software development services in the first stage and to provide customized cloud-based services on a subscription basis after the completion and delivery of the software that we developed as discussed below.

BPO service fees decreased by approximately $0.3 million, or 13.0%, to approximately $1.7 million for the year ended December 31, 2020 compared to approximately $2.0 million for the same period in 2019, representing approximately 12.0% and 11.0% of our total revenues for the years ended December 31, 2020 and 2019, respectively. The average monthly paid user accounts for BPO services decreased to 160 for the year ended December 31, 2020 from 181 for the year ended December 31, 2019 due to decreased usage as a result of impact from the COVID-19 pandemic.

Revenue from software development pertaining to cloud-based services amounted to approximately $5.4 million and $0.3 million for the years ended December 31, 2020 and 2019, representing approximately 37.1% and 1.5% of our total revenue for the years ended December 31, 2020 and 2019, respectively. The increase was mainly due to our sales and marketing strategy to quickly increase our client base with our products, and some of them show great interest of our products yet have preferences of software licensing over SaaS service or needs of customized software development as of now, but with potential to become subscribers to our SaaS services with software upgrades and continued services once they are more familiar with our products.

Standard software are developed and offered as standard cloud-based services. During the digital transformation in China, more companies expressed growing acceptance of the concept of SaaS, or software-as-a-service, services. However, some of our newly acquired customers show preference of software licensing over software-as-a-service, for reasons such as concerns about safety of cloud-based services and potential higher price of subscription in total compared with one-time on-premise fee. Therefore, we offer licenses for our standard software to allow the customers to first start utilizing our products in their daily operation and then aim to evolve them to become subscribers with our standard cloud-based services to enjoy benefits of software upgrades and continued services.

Customized software are software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, we have entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure our cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software we developed are to solve certain business pain points in a certain scenario within or across industries, once developed, we plan to further apply them in serving other customers that share similar needs and business models. We aim to replicate our initial customization and development and achieve economies of scale after we deliver our products to more customers within the same industry.

Other revenues amounted to approximately $1.0 million and $1.1 million for the years ended December 31, 2020 and 2019, respectively, representing approximately 6.8% and 6.0% of our total revenues for the years ended December 31, 2020 and 2019, respectively. Due to the COVID-19 pandemic, our customers have further reduced non-essential projects which lead to our revenue decrease. As we focus our operations on cloud-based SaaS, we expect other revenues, which consist of data analysis and other technical consulting services, will continue to decrease and represent an insignificant portion of our total revenues.

Cost of Revenues

Total cost of revenues decreased by approximately $3.3 million, or 40.9%, to approximately $4.7 million for the year ended December 31, 2020 from approximately $8.0 million for the year ended December 31, 2019.

Cost of revenues incurred by standard and customized cloud-based services decreased significantly by approximately $3.2 million, or 62.6%, for the year ended December 31, 2020 compared to the same period in 2019. The significant decrease was in line with the decrease of our revenue which had been adversely affected by the COVID-19 pandemic and expiration of service contract with our major customer China Guangfa Bank for the year ended December 31, 2020. As a result, our cloud and data usage decreased accordingly.

Cost of revenue for BPO services decreased by approximately $0.3 million, or 16.7%, for the year ended December 31, 2020 compared to the same period in 2019. The decrease was in line with the decrease of BPO services revenue which had been adversely affected by the COVID-19 pandemic for the year ended December 31, 2020. As of December 31, 2020, we had a total of 206 customer service representatives to serve our clients compared to 174 customer services representatives as of December 31, 2019. The number of customer services representatives are adjusted periodically based on our business needs.

Cost of software development increased by approximately $0.5 million, or 1,726.6%, for the year ended December 31, 2020 compared to the same period in 2019. The increase was mainly attributed to the increase of an approximate $0.5 million in cost of employee and third party contractor costs incurred for our customized software development.

Cost of other revenues decreased by approximately $0.3 million, or 23.5%, for the year ended December 31, 2020 compared to the same period in 2019. The decrease was in line with the decrease in other revenues as we focused more on our cloud-based SaaS operations.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019	Change	Percentage Change

Standard and customized cloud-based services
Gross profit	$4,489,017	$9,762,464	$(5,273,447)	(54.0)%
Gross margin	70.1%	65.6%	4.5%

BPO services
Gross profit	$270,391	$233,926	$36,465	15.6%
Gross margin	15.5%	11.7%	3.8%

Software development
Gross profit	4,881,675	239,819	4,641,857	1935.6%
Gross margin	90.5%	89.6%	0.9%

Other services
Gross profit	$173,765	$24,934	$148,830	596.9)%
Gross margin	17.6%	2.3%	15.3%

Total
Gross profit	$9,814,848	$10,261,143	$(446,295)	(4.3)%
Gross margin	67.5%	56.2%	11.3%

Our gross profit decreased by approximately $0.4 million, or 4.3%, to approximately $9.8 million for the year ended December 31, 2020 from approximately $10.3 million for the year ended December 31, 2019. The decrease of the gross profit was primarily caused by the negative impact from the COVID-19 pandemic on our business operations, and expiration of service contract with our major customer China Guangfa Bank. For the years ended December 31, 2020 and 2019, our overall gross margin was approximately 67.5% and 56.2%, respectively, representing an 11.3% increase. The increase of gross margin was primarily caused by the increase of revenue from software development which possesses higher gross margin compare to other revenue streams.

Operating Expenses

During the year ended December 31, 2020, we incurred a total of approximately $5.4 million operating expenses, an increase of approximately $1.2 million, or 29.0%, as compared to a total of approximately $4.2 million during the year ended December 31, 2019.

Selling expenses increased by approximately $0.3 million, or 19.9%, to approximately $1.8 million for the year ended December 31, 2020 from approximately $1.5 million for the year ended December 31, 2019. The increase was mainly due to an increase in sales executive’s salary and benefit expense by approximately $0.1 million. The increase was also attributable to an approximate $0.2 million increase in service expense as we allocate more resource to hire outside contractor to effectively promote and market our products.

General and administrative expenses increased by approximately $0.5 million, or 43.6%, to approximately $1.7 million for the year ended December 31, 2020 from approximately $1.2 million for the year ended December 31, 2019. The increase was mainly attributable to an approximate $0.2 million increase in professional fees, such as audit fees, as we continue the process of becoming a publicly traded company in the United States. The increase was also attributable to an approximate $0.3 million increase in amortization expense as we completed and placed more self-developed internal-used software into service. The increase was offset by approximately $0.1 million decrease in varies expense including office, travel and other expense.

Research and development expenses increased by approximately $0.4 million, or 26.8%, to approximately $1.9 million for the year ended December 31, 2020 from approximately $1.5 million for the year ended December 31, 2019. The increase was mainly due to the increase of approximately $0.3 million associated with project planning in preliminary stage in our product development cycle in accordance with ASC 350-40. During the initial planning and resource allocation stage of product development, we expensed all costs incurred for research and development activities and while we entered the product development stage, all related costs were capitalized. We had several new products in development as of December 31, 2020 which primarily related to our artificial intelligence customer services applications solutions including intelligent omni-channel customer service and AI voice Chabot and AI text Chabot. We initiated the planning and resource allocations and determined performance requirements and initial design stages of the products and all related costs were expensed in accordance with ASC 350-40.

We also followed ASC 985-20 and expensed all cost incurred in conjunction with software development to research and development expense until technological feasibility is established using either the detail design approach or working model approach. For the year ended December 31, 2020, we incurred approximately $0.1 million in development cost that were expensed before technological feasibility achieved.

Other income (expense), net

Total other expenses, net were approximately $21,000 and $264,000 for the years ended December 31, 2020 and 2019, respectively.

Interest income remained consistent for the years ended December 31, 2020 and 2019 as it amounted to approximately $7,000 and $9,000 for the years ended December 31, 2020 and 2019, respectively. Interest income consists of bank interest income.

Interest expense decreased to approximately $0.2 million for the year ended December 31, 2020 from approximately $0.4 million for the year ended December 31, 2019 as we did not incurred interest expense from our related party loan which was repaid in October 2019 for the year ended December 31, 2020 compared to approximately $0.2 million interest incurred from related party loan for the same period in 2019. The decrease was also attributable to renewal of our loans from Bank of Beijing in March and April 2020 with a lower interest rate from 4.8% to 5.0% as compared to interest rate of 5.2% on our loans from Bank of Beijing that were renewed in Aril 2019.

Other income included cash received from government grant and VAT credits. Other income increased to approximately $185,000 for the year ended December 31, 2020 from approximately $146,000 for the year ended December 31, 2019. The increase of mainly attributable to increase of government subsidies as we applied for, and received, more government subsidies for new technology for our effort to promote local technology and economic growth.

Provision for income taxes

We recorded income tax expense of approximately $0.3 million for the year ended December 31, 2020 compared to income tax expense of approximately $0.7 million for the year ended December 31, 2019. The approximate $0.4 million decrease is primarily due to decrease of income before income taxes of approximately $1.4 million to $4.4 million for the year ended December 31, 2020 from approximately $5.8 million for the year ended December 31, 2019. In addition, the decrease was also attribute to decrease of provision for deferred income tax of approximately $0.2 million to approximately $0.2 million for the year ended December 31, 2020 from approximately $0.4 million for the year ended December 31, 2019, as we incurred more amortization expense from capitalized software development cost for the year ended December 31, 2020 compared to the same period in 2019.

Net income

Our net income decreased by approximately $1.0 million, or 20.4%, to approximately $4.1 million for the year ended December 31, 2020, from approximately $5.1 million for the year ended December 31, 2019. Such change was the result of the combination of the changes as discussed above.

Comparison of Years Ended December 31, 2019 and December 31, 2018

Revenues

Total revenues decreased by approximately $0.5 million, or 2.9%, to approximately $18.2 million for the year ended December 31, 2019 from approximately $18.8 million for the year ended December 31, 2018. The decrease was mainly due to an approximate 4.5% decrease of average exchange rate applied to statement of income. The average exchange rate accounts for the years ended December 31, 2019 and 2018 were RMB 6.91 and RMB 6.61 to $1.00, respectively. Total revenues in functional currency increased by RMB 1,881,581 (approximately $0.3 million), or 1.5%, to RMB 126,061,717 (approximately $18.2 million) for the year ended December 31, 2019 from RMB 124,180,136 (approximately $18.8 million) for the year ended December 31, 2018. The change for each revenue stream was as follows:

For the years ended December 31, 2019 and 2018, our standard cloud-based services revenue decreased by approximately $46,000, or 2.2%, to approximately $2.0 million for the year ended December 31, 2019 compared to approximately $2.1 million for the same period in 2018. Excluding the effect of exchange rate change, standard cloud-based services revenue increased by approximately RMB 0.3 million (approximately $44,000), or 2.2%, to approximately RMB 13.9 million (approximately $2.0 million) for year ended December 31, 2019 from approximately RMB 13.6 million (approximately $2.1 million) for the year ended December 31, 2018 in our functional currency. The average monthly paid user accounts for standard cloud-based services decreased to 4,027 for the year ended December 31, 2019 from 5,222 for the year ended December 31, 2018. Standard cloud-based services revenue represented approximately 11.1% and 11.0% of our total revenues for the years ended December 31, 2019 and 2018, respectively. Our focus on standard cloud-based services for the year ended 2019 and 2018 was to maintain and service our existing clients as we were in development of several new products which we expect to be fully developed and launched in 2021. We expect our revenue to increase when such new products are released.

Customized cloud-based services revenue increased by approximately $0.2 million, or 1.6%, to approximately $12.9 million for the year ended December 31, 2019 compared to approximately $12.7 million for the same period in 2018. Excluding the effect of exchange rate change, customized cloud-based services revenue increased by approximately RMB 5.2 million (approximately $0.7 million), or 6.2%, to approximately RMB 88.9 million (approximately $12.9 million) for the year ended December 31, 2019 from RMB 83.7 million (approximately $12.7 million) for the year ended December 31, 2018. The increase was partly due to the increase of 958 average monthly paid user accounts being subscribed by our major customer, China Guangfa Bank. The average monthly paid user accounts for customized cloud-based services increased to 7,053 for the year ended December 31, 2019 from 6,095 for the year ended December 31, 2018, representing an approximate 15.7% increase. Our revenue was also affected by the fee rates we charged and our adjustment in pricing. We adjusted our pricing based on our cost savings and our competitive strategies. The fee rate variation depends on products offered and other factors in the competitive market. Therefore, our increase in average monthly paid user accounts of 15.7% was offset by the lowered fee rates that we charged to our major customer, which resulted in the increase of revenue by approximately 6.2%. For the years ended December 31, 2019 and 2018, customized cloud-based services revenue represented approximately 70.5% and 67.4% of our total revenues, respectively.

BPO service fees remained stable at approximately $2.0 million for the years ended December 31, 2019 and 2018, respectively, representing approximately 11.0% and 10.6% of our total revenues for the years ended December 31, 2019 and 2018, respectively. The average monthly paid user accounts for BPO services decreased to 181 for the year ended December 31, 2019 from 186 for the year ended December 31, 2018.

Revenue from software development pertaining to cloud-based services amounted to approximately $268,000 and $0 for the years ended December 31, 2019 and 2018, representing approximately 1.5% and 0% of our total revenue for the years ended December 31, 2019 and 2018, respectively.

Other revenues amounted to approximately $1.1 million and $2.1 million for the years ended December 31, 2019 and 2018, respectively, representing approximately 6.0% and 11.0% of our total revenues for the years ended December 31, 2019 and 2018, respectively. As we focus our operations on cloud-based SaaS, we expect other revenues, which consist of sales of software, data analysis and other technical consulting services, will continue to decrease and represent an insignificant portion of our total revenues.

Cost of Revenues

Total cost of revenues decreased by approximately $1.3 million, or 14.2%, to approximately $8.0 million for the year ended December 31, 2019 from approximately $9.3 million for the year ended December 31, 2018.

Cost of revenues incurred by standard and customized cloud-based services decreased by approximately $0.1 million, or 2.5%, for the year ended December 31, 2019 compared to the same period in 2018. As we improved our functionality of software and infrastructure, we believe we were able to provide the services more efficiently and achieve economy of scale as our paid users increased.

Cost of sales for BPO services decreased by approximately $0.7 million, or 26.9%, for the year ended December 31, 2019 compared to the same period in 2018. The decrease was because we increased outsourcing of customer service representatives to third party contractors as compared to our in-house operators. The outsourced operators usually perform more basic customer service requirements. As of December 31, 2019, we maintained 148 in-house customer service representatives compared to 48 outsourced customer service representatives. Our in-house customer service representatives typically have more experience and better knowledge of our software in order to service clients who require a high level of customer service, such as our clients in the finance industry. Our in-house representatives also assist in supervising the outsourced customer service representatives. The number of in-house customer services representatives may decrease if we have less customer demands for in-house representatives.

Cost of software development increased by approximately $28,000, or 100%, for the year ended December 31, 2019 compared to the same period in 2018. The increase was in line with the increase in revenue from software development.

Cost of sales for other revenues decreased by approximately $0.5 million, or 34.5%, for the year ended December 31, 2019 compared to the same period in 2018. The decrease was in line with the decrease in other revenues as we focus more on our cloud-based SaaS operations.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year ended December 31, 2019	For the Year ended December 31, 2018	Change	Percentage Change

Standard and customized cloud-based services
Gross profit	$9,762,464	$9,476,573	$285,891	3.0%
Gross margin	65.6%	64.3%	1.3%

BPO services
Gross profit	$233,926	$(432,668)	$666,594	154.1%
Gross margin	11.7%	(21.7)%	33.4%

Software development
Gross profit	$239,819	$-	$239,819	100%
Gross margin	89.6%	-	100%

Other services
Gross profit	$24,934	$441,842	$(416,908)	(94.4)%
Gross margin	2.3%	21.4%	(19.1)%

Total
Gross profit	$10,261,143	$9,485,747	$775,396	8.2%
Gross margin	56.2%	50.5%	5.7%

Our gross profit increased by approximately $0.8 million to approximately $10.3 million for the year ended December 31, 2019 from approximately $9.5 million for the year ended December 31, 2018. For the years ended December 31, 2019 and 2018, our overall gross margin was approximately 56.2% and 50.5%, respectively. The increase was primarily caused by the decrease in the cost of revenues as discussed above.

Operating Expenses

During the year ended December 31, 2019, we incurred a total of approximately $4.2 million operating expenses, a decrease of approximately $2.2 million, or 34.2%, as compared to a total of approximately $6.4 million during the year ended December 31, 2018.

Selling expenses decreased by approximately $0.4 million, or 20.1%, to approximately $1.5 million for the year ended December 31, 2019 from approximately $1.9 million for the year ended December 31, 2018. The decrease was mainly due to a decrease in marketing and promotion expenses as we focus on investing in cost-effective marketing initiatives and continuously evaluate the effectiveness of various marketing channels to optimize the allocation of our marketing spending.

General and administrative expenses decreased by approximately $0.3 million, or 19.9%, to approximately $1.2 million for the year ended December 31, 2019 from approximately $1.5 million for the year ended December 31, 2018. The decrease was mainly due to a decrease in salary, social security and disability insurance expenses paid to our management team. We expected our general and administrative expenses to increase in 2020 due to estimated expenses associates with becoming a public company.

Research and development expenses decreased by approximately $1.5 million, or 50.3%, to approximately $1.5 million for the year ended December 31, 2019 from approximately $3.0 million for the year ended December 31, 2018. The decrease was mainly because in 2019 we incurred more expenses in the development stage of our product development cycle which typically lasts about 6 to 18 months. During the initial planning and resource allocation stage of product development, we expensed all costs incurred for research and development activities and while we entered the product development stage, all related costs were capitalized. We had several new products in development as of December 31, 2019 which primarily related to our no-code development platform and artificial intelligence customer services applications solutions. Our no-code development platform enables rapid application development and delivery which brings abstraction and automation to the complete application lifecycle, providing an efficient way for our engineers to build applications. Artificial intelligence customer services applications solutions are applications that will be built on our no-code development platform. We initiated the planning and resource allocations and determined performance requirements and initial design stages of the products in early 2019 and all related costs were expensed in accordance with ASC 350-40. When the products entered the development stage, all costs related to specific programming and coding of the products were capitalized. We did not have as many new products in development in 2018 as compared to 2019. Most of our research and development activities were focused on our existing SaaS software and systems maintenance in 2018, with related costs expensed and recorded as research and development expenses.

Other income (expense), net

Total other expenses, net were approximately $0.3 million and $0.5 million for the years ended December 31, 2019 and December 31, 2018, respectively.

Interest income increased to approximately $9,000 for the year ended December 31, 2019 from approximately $5,000 for the year ended December 31, 2018. Interest income consists of bank interest income.

Interest expense decreased to approximately $0.4 million for the year ended December 31, 2019 from approximately $0.5 million for the year ended December 31, 2018 as we renewed our loans from Bank of Beijing in 2019 with a lower interest rate of 5.2% as compared to an interest rate of 5.7% on our loans from Bank of Beijing that were renewed in 2018.

Other income included cash received from government grant and VAT credits. Other income increased to approximately $146,000 for the year ended December 31, 2019 from approximately $61,000 for the year ended December 31, 2018.

Cash received from government subsidies increased by approximately $32,000 to approximately $89,000 for the year ended December 31, 2019 from approximately $57,000 for the year ended December 31, 2018, as we applied for, and received, more government subsidies for new technology for our effort to promote local technology and economic growth.

Other income also included approximately $49,000 of input VAT credit that we redeemed during the year ended December 31, 2019. As part of the PRC VAT reform in 2019, taxpayers in certain service industries were allowed to reclaim additional 10% of input VAT credit against the amount of VAT payable from April 1, 2019 to December 31, 2021.

Provision for income taxes

We recorded income tax expense of approximately $0.7 million for the year ended December 31, 2019 compared to income tax expense of approximately $0.1 million for the year ended December 31, 2018. The approximate $0.6 million increase is primarily a result of an increase of approximately $3.2 million, or 123.2%, of net income before tax to approximately $5.8 million for the year ended December 31, 2019 from approximately $2.6 million for the year ended December 31, 2018.

Net income

Our net income increased by approximately $2.7 million, or 108.9%, to approximately $5.1 million for the year ended December 31, 2019, from approximately $2.4 million for the year ended December 31, 2018. Such change was the result of the combination of the changes as discussed above.

B.     Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. To date, we have financed our operations primarily through cash flows from operations and short-term borrowing from banks and related parties. Our major customer, China Guangfa Bank, accounted for 34.8%, 77.3%, and 76.7% of our total revenues for the years ended December 31, 2020, 2019, and 2018, respectively, of which we collected approximately $6.9 million, $16.4 million, and $12.9 million in cash, respectively. The loss of our major customer or a reduction in usage by our major customer would adversely impact our liquidity. However, in 2021 and beyond, we expect our revenues will not be largely solely driven from a single major customer, and we expect our standard cloud-based services will constitute the major portion of our fiscal year 2021 revenue as compared to customized cloud-based services.

As of December 31, 2020, our working capital deficit was approximately $0.2 million and cash amounted to $1.7 million. Although our working capital deficit was approximately $0.2 million as of December 31, 2020, approximately $1.8 million of which was deferred revenue which we expect to realize as we do not expect to make any significant refund based on historical experience. Excluding deferred revenue, our working capital was approximately $1.5 million. Our management believes that we will require a minimum of approximately $4.0 million over the next twelve months to operate at our current level, either from revenues or funding. Given our expected expenditures in the foreseeable future, together with our cash flow from the financing activities, we have comprehensively considered our available sources of funds as follows:

●	financial support and credit guarantee from related parties; and
●	additional equity or debt financing.

In February 2021, we obtained two line of credits from BOC Fullerton Bank and Shanghai Pudong Development Bank in the amount of RMB 2,000,000 (approximately $0.3 million) and RMB 3,000,000 (approximately $0.5 million) to be due in February 2024 and 2022, respectively.

In April 2021, we completed our initial public offering in which we issued and sold an aggregate of 6,2500,000 ordinary shares, resulting in net proceeds to us of approximately $21.8 million, net of underwriting discounts and commissions and expenses associated with our initial public offering paid or payable by us.

Based on the above considerations, our board of directors is of the belief that we are able to obtain sufficient funds to meet our working capital requirements and debt obligations as they become due over the next twelve (12) months.

Although we consolidate the results of our VIE and its subsidiaries, we only have access to cash balances or future earnings of our VIE and its subsidiaries through our contractual arrangements with our VIE.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in the Cayman Islands and Hong Kong. However, these restrictions will likely have no impact on the ability of these PRC entities to transfer funds to us as we have no present plans to declare dividends as we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions will likely have no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

As of December 31, 2020, we had the following short-term bank loans outstanding:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	December 31, 2020
Bank of Beijing	March and April 2021	4.8% - 5.0%	Guarantee by Beijing SMEs Credit Re-guarantee Co., Ltd	$3,065,134

In March 2020, we renewed our line of credit for a two-year period. In March and April 2020, we renewed two loan contracts with Bank of Beijing under the line of credit to obtain loans in a total amount of approximately $2.9 million (RMB 20,000,000) for operation purposes. The loans bear interest rates ranging from 4.8% to 5.0% with the maturity dates in March and April 2021.

In February and March 2021, we renewed the two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bear interest rate of 4.8% with the maturity dates in February and March 2022.

The following summarizes the key components of our cash flows for the years ended December 31, 2020, 2019, and 2018:

	For the Years Ended December 31,
	2020	2019	2018
Net cash (used in) provided by operating activities	$1,530,698	$6,321,227	$(1,162,798)
Net cash used in investing activities	(3,242,564)	(2,037,364)	(55,324)
Net cash (used in) provided by financing activities	(233,382)	(3,445,761)	2,431,084
Effect of exchange rate change	118,354	(40,048)	(123,997)
Net change in cash	$(1,826,894)	$798,054	$1,088,965

Operating activities

Net cash provided by operating activities was approximately $1.5 million for the year ended December 31, 2020 and was primarily attributable to net income of approximately $4.1 million and various non-cash items of approximately $0.9 million, such as depreciation and amortization expense, provision for allowance for doubtful accounts, and deferred tax expense. The cash inflow was also attributable to the increase of deferred revenue of approximately $0.2 million and the increase of taxes payable of approximately $0.1 million.

Cash inflow was offset by the increase of accounts receivables of approximately $1.7 million as our revenue increased in the last quarter of 2020 compared to 2019 due to recovery from the pandemic; the increase of prepayment of approximately $1.3 million as we acquired software development services from third party and by the decrease of accounts payables of approximately $0.7 million.

Net cash provided by operating activities was approximately $6.3 million for the year ended December 31, 2019 and was primarily attributable to net income of approximately $5.1 million and various non-cash items of approximately $0.6 million, such as depreciation and amortization expense, provision for allowance for doubtful accounts, and deferred tax expense. The cash inflow was also attributable to the decrease of accounts receivables of approximately $1.4 million as we have taken more measures to collect outstanding balances.

Cash inflow was offset by the decrease of deferred revenue of approximately $0.8 million as we granted more credit sales to existing customers and the decrease of accounts payable of approximately $0.1 million as we have more operating cash flow to pay off our liabilities.

Net cash used in operating activities was approximately $1.2 million for the year ended December 31, 2018 and was primarily a result of cash inflow from net income of approximately $2.4 million and various non-cash items of approximately $0.3 million, such as depreciation and amortization expense, provision for allowance for doubtful accounts, and deferred tax expense. Cash inflow was offset by the decrease of accounts payable of approximately $1.7 million and the decrease of other payables and accrued liabilities of approximately $2.2 million. As we obtained approximately $3.0 million in short-term bank loans, we were able to pay off our trade and other liabilities more timely.

Investing activities

Net cash used in investing activities was approximately $3.2 million for the year ended December 31, 2020 and was primarily attributable to approximately $1.8 million of salary and benefits payment on capitalized software, approximately $1.4 million of payments on software, and approximately $0.1 million of payments on equipment.

Net cash used in investing activities was approximately $2.0 million for the year ended December 31, 2019 and was primarily attributable to approximately $1.5 million of salary and benefits payment on capitalized software and approximately $0.6 million payment on equipment and construction in progress.

Net cash used in investing activities was approximately $55,000 for the year ended December 31, 2018 and was primarily attributable to approximately $0.5 million of salary and related payments on capitalized software, and approximately $0.2 million payment on equipment, offset by repayments from related party of approximately $0.6 million.

Financing activities

Net cash used in financing activities was approximately $0.2 million for the year ended December 31, 2020 and was primarily attributable to approximately $0.2 million in payments of deferred offering costs as we continue the process of becoming a publicly traded company in the United States.

Net cash used in financing activities was approximately $3.4 million for the year ended December 31, 2019 and was primarily attributable to approximately $1.3 million in repayment to related parties, approximately $1.8 million payment of acquisition of noncontrolling interests, payments of deferred offering costs of approximately $0.4 million and repayment of short-term bank loans of approximately $2.9 million, offset by proceeds received from short-term bank loans of approximately $2.9 million.

Net cash provided by financing activities was approximately $2.4 million for the year ended December 31, 2018 and was a result of approximately $0.2 million in capital contributions from our shareholders, proceeds from short-term bank loans of approximately $3.0 million from Bank of Beijing, and proceeds from a short-term loan provided by a related party of approximately $76,000, offset by repayments to related parties of approximately $0.9 million.

Commitments and Contingencies

Capital expenditures

Our capital expenditures were incurred primarily in connection with payment of property and equipment and software. Our capital expenditures were approximately $3.2 million, 2.1 million, and $0.6 million for the years ended December 31, 2020, 2019, and 2018, respectively. We are in the process of constructing a cloud computing facility in Guiyang, China. The facility is expected to have two buildings consisting of approximately 43,000 square meters in total, which is expected to house our cloud and BPO services operations and also fulfill the purposes of offices, research centers, logistics and employee dormitories. This facility is intended to replace our current facilities in Guiyang and some of our facilities in Beijing and Hefei, China, which are currently leased. We have completed demolition, underground structure and design. We expect the costs to complete the facility will be approximately $10 million. As we are in the process of selecting contractors, we had no material existing capital expenditure commitments as of December 31, 2020. We intend to fund our future capital expenditures with our existing cash balance, cash generated from operating activities and net proceeds from our initial public offering. In June 2020, we obtained the Guiyang Provincial Enterprise Investment Project Filing Certificate. We expect to start construction in the second half of 2021 and the project is estimated to be completed by the end of 2022. We will continue to make capital expenditures to meet the expected growth of our business.

Lease commitments

We entered into seventeen non-cancellable operating lease agreements for offices and employee dormitories for the year ended December 31, 2020. Our commitment for minimum lease payments under the eleven remaining operating leases as of December 31, 2020 for the next five years is as follows:

Twelve months ending December 31,	Minimum lease payment
2021	$431,467
2022	98,082
Thereafter	—
Total minimum payments required	$529,549

Contingencies

From time to time, we are party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

On July 20, 2012, Infobird Anhui signed a leasing agreement with Hefei Shushan Economic Development District Management Committee, or Hefei Shushan, to lease certain properties in the industry park managed by Hefei Shushan. A supplemental agreement was subsequently signed on August 6, 2012 which amended the term of the lease and provided certain incentives and subsidies to Infobird Anhui. In June 2019, Hefei Shushan filed a lawsuit in Shushan District People’s Court against Infobird Anhui claiming the incentives and subsidies provided to Infobird Anhui was indeed a loan and Infobird Anhui was in default of loan contract of approximately $0.9 million (RMB 6,400,000). On August 1, 2019, Shushan District People’s Court issued a civil judgment against Hefei Shushan. Hefei Shushan subsequently filed an appeal in Anhui Province Hefei City Intermediary People’s Court. The Court ruled against Hefei Shushan on December 3, 2019. The case was concluded and no contingent loss was recorded on our consolidated financial statements.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this registration statement, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the useful lives of plant and equipment and intangible assets, capitalized development costs, impairment of long-lived assets, allowance for doubtful accounts, revenue recognition, allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, or ASU 2014-09. ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. We adopted Topic 606 on January 1, 2018 using the modified retrospective transition method, and the adoption did not have a material impact on our consolidated financial statements.

We recognize revenue which represents the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. We identify contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when control of goods and services are provided to customers.

 We use a five-step model to recognize revenue from customer contracts. The five-step model requires us to (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur; (iv) allocate the transaction price to the respective performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligation.

We derive our revenues from sales contracts with our customers with revenues being recognized upon performance of services. Our contracts with customers generally do not include a general right of return relative to the delivered products or services. We applied practical expedient when sales taxes were collected from customers, meaning sales tax is recorded net of revenue, instead of cost of revenue, which are subsequently remitted to governmental authorities and are excluded from the transaction price.

Revenue recognition policies for each type of revenue stream are as follow:

Revenue from customized cloud-based services

We generate revenue from customized cloud-based customer engagement software which includes customized SaaS, voice/data plan, which includes telecommunication usage such as telephone calls and messaging that our customers can subscribe for, and technical support. The provision of customized SaaS, voice/data plan and technical support is considered as one performance obligation as the services provided are not distinct within the context of the contract whereas the customer can only obtain benefit when the services are provided together. We use monthly utilization records based on the number of user accounts subscribed for by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services.

Revenue from standard cloud-based services

We provide standard cloud-based solutions that provide customers the right to access our software through the internet. Our cloud-based solutions represent a series of services such as calling, voice recording and technical support. These services are made available to the customer continuously throughout the contractual period, however, the extent to which the customer uses the services may vary at the customers’ discretion. The standard cloud-based services are considered to have one single performance obligation. We use monthly utilization records based on the number of user accounts subscribed for by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services. We also had some contracts with customers where the customer subscribes for a fixed number of user accounts over certain periods as specified in the contracts, therefore the customer receives and consumes the benefits of the cloud services throughout the contract periods so revenue is recognized ratably over the contractual period that the services are delivered, beginning on the date the service is made available to the customers. Contract performance periods generally are one year, and pursuant to the contracts, full payments are generally collected in advance, with payment to be made within three months after execution of the contract. Contracts generally do not contain significant financing components or variable consideration

Revenue from BPO services

Revenue from BPO services is generated from assisting customers to operate the call centers services. Customers using these services are not permitted to take possession of our software and physical resources and the contract is for a defined period, where customers pay a monthly service fee. These services are considered as one performance obligation as the customers does not obtain benefit for each separate services. Revenues are recognized over time over contractual period using the time elapsed output method as BPO services are provided. Contract performance periods generally are one year, and pursuant to the contracts, full payments for several months of services are generally collected in advance. Contracts generally do not contain significant financing components or variable consideration.

Revenue from software development

We also generate revenue from development and sale of software license including (1) standard software and (2) customized software developed per customers’ specifications. Contract terms from each software development contract generally do not contain significant financing components or variable consideration.

Standard software are developed and offered as standard cloud-based services. We sold the license for standard software because some customers show obvious preference of software licensing over software-as-a-service, for reasons such as concerns about the safety of cloud-based services and potential higher price of subscription in total compared with one-time on-premise fee. Therefore, as part of our sales and market strategy, we offer licenses for our standard software to allow the customers to first start utilizing our products in their daily operation and then aim to evolve them to become subscribers with our standard cloud-based services to enjoy benefits of software upgrades and continued services. Licenses for standard software provide the customer with a right to use the software. Standard software licenses are typically made available to customers with immediate access to the software. We recognize revenue for these standard software licenses at the point in time when the customer has access and thus control over the software.

Customized software are software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, we have entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure our cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software we developed are to solve certain business pain points in a certain scenario within or across industries, once developed, we plan to further apply them in serving other customers that share similar needs and business models. We aim to replicate our initial customization and development and achieve economies of scale after we deliver our products to more customers within the same industry. Contract terms are generally less than one year. The design, development, installation of the customized software are considered as one performance obligation as these promises are not separately identifiable as the customers do not obtain benefits from these services on its own. Our software development service contracts are generally recognized at a point in time when customer accepted the customized software with satisfactory testing result.

Some of the contracts may require us to provide post contract services (“PCS”) which include upgrades, maintenance and technical support. The provision of upgrades, maintenance and technical support is considered one performance obligation because they are not distinct within the context of the contract. The nature of the promise is to stand ready to provide a single continuous integrated service throughout the contract term. As such we allocate the contract price between sale of software and provision of PCS using the expected cost plus margin approach which requires us to forecast its expected costs of satisfying the performance obligation and then add a reasonable margin for that good or service. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period they are expected to be provided. For the years ended December 31, 2020, 2019 and 2018, approximately $0.3 million, $0 and $0 were allocated to PCS, respectively.

Professional services and other revenues

We also generate revenue from data analysis services and other professional services. The service revenue from data analysis services and other professional services is recognized over time as services are performed and delivered to customers. Contract performance periods generally range from month to month, completion of service (software license) to one year, and payment terms are generally prepaid to 30 days. Contracts generally do not contain significant financing components or variable consideration.

Contract balances

We record receivables related to revenue when we have an unconditional right to invoice and receive payment.

We invoice our customers for our services on a monthly basis. Deferred revenue consists primarily of customer billings made in advance of performance obligations being satisfied and revenue being recognized.

Cost of revenues

Cost of revenues consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with our operations and products and services support, third party service fees including cloud and data usage, hosting fees, and amortization and depreciation expenses associated with our capitalized software, platform system and hardware. In addition, cost of revenues also include outsourcing contracted customer service representatives, customer surveys and allocated share costs, primarily including facilities, information technology and security costs.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after thirty (30) days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. We review our receivables on a regular basis to determine if the bad debt allowance is adequate, and adjust the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Intangible assets

Our intangible assets with definite useful lives primarily consist of licensed software, capitalized development costs, platform system, and land-use rights. We amortize our intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. We typically amortize our intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives.

Capitalized development costs

We follow the provisions of ASC 350-40, “Internal Use Software”, to capitalize certain direct development costs associated with internal-used software. ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. We expense all costs incurred during the preliminary project stage of development and capitalize costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. Development costs cease capitalization upon completion of all substantial testing when the software is substantially complete and ready for its intended use and are amortized on a straight-line basis over the estimated useful life, which is generally five years. Amortization of internal-use software begins when the software is ready for its intended use. We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

If, after the development of internal-use software is completed, we decide to market the software, proceeds received from the license of the computer software, net of direct incremental costs of marketing, such as commissions, software reproduction costs, warranty and service obligations, and installation costs, shall be applied against the carrying amount of that software. For the years ended December 31, 2020, 2019, and 2018, we applied nil against carrying amount of capitalized software that was subsequently sold to customers as the software were fully amortized.

Land use rights

All land in the PRC is owned by the government. However, the government grants “land use rights.” The land use rights are for 40 years and expire in 2055. We amortize the land use rights over the forty-year term of the land use rights on a straight-line basis. The carrying value of the land use rights was reduced by government grant received when the conditions stipulated under the grant were fulfilled.

On June 3, 2015, Infobird Guiyang signed a cloud computing development agreement with the local Guiyang government to promote development of the local cloud computing industry. We obtained 40-year land use rights in Guiyang, China for 9,760.8 square meters of land for approximately $4.7 million (RMB 32,532,746) through public bidding. The land is for building of technology related infrastructure only. In return, the Guiyang government will subsidize the cost of land through a form of cash grant in the amount of approximately $4.5 million (RMB 31,068,626). We received such grant in 2015. The grant was given to promote the local cloud computing industry, there are no services to perform on our part, and the grant was given without restriction. The only condition is that the land use right acquired was to be used for the cloud computing industry only. We recorded the grant as a reduction of the cost of related land use rights. See “Capital Expenditures” above for further information.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, as well as office rental, depreciation, amortization and related expenses for the Company’s research and product development team. The Company recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development.

We also follow the provisions of FASB ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established using either the detail design approach or working model approach. Thereafter, until the product is released for sale, software development costs should be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. For the years ended December 31, 2020, 2019, and 2018, we incurred approximately $0.1 million, $0, and $0 in development cost that needs to be expensed before technological feasibility is achieved, respectively.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. We present deferred tax assets and liabilities as noncurrent in the balance sheet based on an analysis of each taxpaying component within a jurisdiction.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2019 are subject to examination by any applicable tax authorities.

Recent Accounting Pronouncements

See note 2 of our notes to the consolidated financial statements for a discussion of recently issued accounting standards.

C  Research and development, patents and licenses, etc.

Research and Development

We invest significant resources in research and development—not only to support our existing business and enhance our service and product offerings—but also to incubate new technological breakthroughs and business initiatives. As of December 31, 2020, our research and development team consisted of 122 personnel, including software engineers and internet technology specialists, which accounted for approximately 40.0% of our total employees. We have invested significant resources to maintain our technological advantages and intend to continue to extensively invest in our research and development capabilities. For the years ended December 31, 2020, 2019 and 2018, our research and development expenses amounted to approximately $1.9 million, $1.5 million and $3.0 million, respectively.

   Our Technologies

Our key technologies include the following:

●	Cloud-native architecture. We believe we are one of the first SaaS companies in the customer engagement industry in China that uses cloud-native architecture throughout the lifecycle of our software. Due to the self-developed cloud-native architecture, our products have flexible scale-out capabilities, high tolerance of failures and default, and support ultra-large-scale concurrence capabilities.
●	AI and machine learning capabilities. Our software is capable of conducting multiple rounds of free conversation with customers, analyzing the context for better understanding, and automatically capturing key words and recognizing the intentions of customers. We use self-developed NLP, licensed ASR and TTS.
●	Patented VoIP technologies. Our patented VoIP technologies feature self-developed intelligent routing, multi-voice coding support and multi-endpoint access support. The intelligent routing and multi-voice coding support enable us to provide the most optimal voice transmission quality by monitoring network fluctuation to deploy voice routing notes and adjusting voice coding based on the latest status of network bandwidth. In addition, our patented VoIP technologies are able to provide multi-endpoint access supports to mobile applications, computer software, website, session initiation protocol, or SIP, soft-phone and hard-phone, and simultaneously, support multi-endpoint software’s SDK and API, making it easily integrated to third-party software.
●	Self-developed cloud-based no-code development platform. Our self-developed cloud-based no-code development platform allows us to quickly develop new SaaS, customize and package our SaaS to meet market demand. Our no-code development platform fundamentally changes how our software engineers develop new products. It is a “middle platform” where our software engineers write codes and algorithms to generate microservice modules, further integrate the modules to generate microservice packages, and store such pre-programmed modules and packages. The microservice module is the smallest unit that a client can use, and the microservice package is the smallest unit that a client can subscribe. All of our modules and packages are configurable, sharable, and scalable. Our software engineers can easily modify the parameters of the pre-programmed microservice modules and packages and use drag-and-drop tools to configure the modules and packages to create new or customized software. Therefore, our no-code development platform has significantly shortened the time required to develop new products compared to the traditional way of going through the complete lifecycle of software development from designing and coding every time. We have built a database of microservice modules and packages that cover the recurring issues throughout the years serving our clients and continuously enhance existing modules and add new modules to respond to newly emerged market opportunities.

 Intellectual Property

Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality procedures, to protect our proprietary technologies and processes.

We believe that the core of our business is comprised of our proprietary technologies, including our patented VoIP and other internet technologies and software copyrights. As a result, we strive to maintain a robust intellectual property portfolio. Our success and future revenue growth may depend, in part, on our ability to protect our intellectual property as products and services that are material to our operating results incorporate patented technology.

We have pursued rights in intellectual property since our founding and we focus our intellectual property efforts in China. Our patent strategy is designed to provide a balance between the need for coverage in our strategic market and the need to maintain reasonable costs.

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December 31, 2020, we had rights to 19 patents, 13 patents in various stages of the registration application process, 51 software copyrights, 1 artwork copyright in the registration application process, 39 registered trademarks, 5 trademark applications and 27 domain names in the PRC and 3 registered trademarks outside of the PRC.

We cannot assure you that any patents or copyrights will be issued from any of our pending applications. In addition, any rights granted under any of our existing or future patents, copyrights or trademarks may not provide meaningful protection or any commercial advantage to us. With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use proprietary technology without authorization or to develop similar technology independently. We may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, we may in the future initiate litigation to enforce our intellectual property rights or to protect our trade secrets. Additional information about the risks relating to our intellectual property is provided under “Item 3. Key Information—D. Risk Factors—Risks Related to Intellectual Property.”

D. Trend information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operation results or financial condition.

E. Off-balance sheet arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

F. Tabular disclosure of contractual obligations

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of December 31, 2020:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Short-term loans - banks	$3,065,134	$3,065,134	$—	$—	$—
Operating lease obligation	529,549	431,467	98,082	—	—
Total	$3,594,683	$3,496,601	$98,082	$—	$—

G. Safe harbor

See “Forward-Looking Statements” on page iii of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102.

Name	Age	Position
Yimin Wu	54	Chairman of the Board of Directors and Chief Executive Officer
Lianfang Zhou	43	Chief Financial Officer
Chunhsiang Chen	59	Chief Technology Officer and Vice President
Hsiaochien Tseng	49	Executive Vice President
Dongliang Jiang	55	Director
Hanbin Xiao	50	Director
Harry D. Schulman(1)	69	Independent Director
Feng Liu(1)(2)	52	Independent Director
Zhixiong Wang(1)(2)(3)	57	Independent Director
Xuan Li(3)	54	Independent Director

(1) Member of audit committee.

(2) Member of compensation committee.

(3) Member of nomination and governance committee.

Yimin Wu has served as a member of our board of directors since March 2020, the chairman of our board of directors since June 2020, and our chief executive officer since May 2020. Mr. Wu founded Infobird Beijing, our VIE, in October 2001 and has served as the chairman of the board of directors and chief executive officer of Infobird Beijing since such time. Mr. Wu is also a shareholder of Infobird Beijing. From August 1990 to March 1993, Mr. Wu served as software engineer of the Software Center of Tsinghua University and was sent to the United States to co-develop HP_UX operating system at HP, Inc., an American multinational information technology company. From April 1993 to May 2000, Mr. Wu served as general manager of Beijing Jing Zhou Computers, Co., Ltd., a company responsible for marketing and developing interactive voice response systems. From July 2000 to October 2001, Mr. Wu served as general manager of Beijing Jing Zhou Rong Hua Internet Technology, Co., Ltd., a company responsible for developing middleware for call centers. Mr. Wu received a Bachelor’s Degree and a Master’s Degree in Computer Sciences from Tsinghua University.

Lianfang Zhou has served as our chief financial officer since May 2020 and as the finance director of Infobird Beijing since May 2020. Mrs. Zhou also served as the finance manager of Infobird Beijing from February 2010 to April 2020. With over 10 years of services at Infobird Beijing, Mrs. Zhou is profoundly experienced and familiar with the general management and operation of the finance and accounting department. From September 2004 to July 2008, Mrs. Zhou served as head of accounting of Beijing Saishuo Technology Co., Ltd., a software development company that specializes in port services. From August 2008 to December 2009, Mrs. Zhou served as head of accounting of Beijing Lianhe Lida Investment Co., Ltd., a property management services company. Mrs. Zhou holds the intermediate accountant qualification certificate issued by the Ministry of Finance of the PRC. Mrs. Zhou received a Bachelor’s Degree in Accounting from Renmin University of China.

Chunhsiang Chen has served as our chief technology officer and vice president since May 2020 and as the vice president of Infobird Beijing since April 2012. From June 1990 to February 1993, Mr. Chen served as advisory programmer of International Business Machines Corporation, during which he participated in the design and development of Multiple Protocol Transport Network. From February 1993 to September 1996, Mr. Chen served as an associate professor in the Information Education Department of the National Taiwan Normal University. Mr. Chen founded GenNet Technology Co., Ltd., an information technology company, in June 1993 and served as its president until March 2012. Mr. Chen received a Bachelor’s Degree in Computer Sciences from the National Chiao Tung University and a Master’s Degree and Doctoral Degree in Computer Sciences from Northwestern University.

Hsiaochien Tseng has served as our executive vice president since May 2020 and as the executive vice president of Infobird Beijing since January 2020. From March 2010 to September 2018, Mr. Tseng served as sales director of the Credit Card Center of China Guangfa Bank where he integrated and managed online and offline sales channels, established overall and regional sales strategies, and constructed training systems to significantly increase the client base. From October 2018 to January 2020, Mr. Tseng served as senior vice president of Hua Tuo Digital Technology Group Co., Ltd., a financial informational technology company, and was responsible for building platforms for credit card sales and services, such as the payment aggregation platform, the installment payment platform, and the benefits platform. Prior to that, Mr. Tseng accumulated experience in sales and marketing of credit cards while serving as the head of the business development department of Far Eastern International Bank Co., Ltd. (TWSE: 2881) from January 2001 to November 2007 and as the head of the sales department of Fubon Financial Holding Co., Ltd. (TWSE: 2881; LSE: FBND), a financial investment holding company, from November 2007 to March 2010. Mr. Tseng received a Bachelor’s Degree in Information Management from Fu Jen Catholic University and a Master’s Degree in Business Administration from San Diego State University.

Dongliang Jiang has served as a member of our board of directors since June 2020 and as a director of Infobird Beijing since October 2001. Mr. Jiang is also a shareholder of Infobird Beijing. Mr. Jiang founded Anhui Laolinju Internet Technology Co., Ltd., a fresh food e-commerce platform, in October 2016 and has served as chief executive officer since such time. From March 2001 to September 2016, Mr. Jiang served as vice president of Infobird Beijing, during which he was responsible for constructing the sales and marketing team. He successfully led the sales and marketing team to initially acquire several large and reputable clients. Prior to that, Mr. Jiang served as manager of Bioute International Engineering and Development Co., Ltd., a road construction company, from September 1885 to March 2001, and as associate researcher of Research Institute of Highway Ministry of Transport from October 1990 to August 1995. Mr. Jiang received a Bachelor’s Degree in Hydraulic Engineering from Tsinghua University and a Master’s Degree in Civil Engineering from Zhejiang University.

Hanbin Xiao has served as a member of our board of directors since June 2020. Mr. Xiao has served as general manager of Jiangxi Yurun Lida Equity Investment Management Co., Ltd., or Lida Equity Investment, since October 2014, where he was responsible for screening, due diligence, negotiation, and post-investment management of target companies. Mr. Xiao has led the team of Lida Equity Investment to complete several transactions. Mr. Xiao has also served as a member of the board of directors of several investment targets of Lida Equity Investment, including Shanghai Kuiyue Electronic Technology Co., Ltd., Shanghai Shengzhi Photoelectric Technology Co., Ltd., Beijing Sanwei Xin’an Technology Development Co., Ltd., and Wenzhou Fanbo Laser Co., Ltd. Mr. Jiang received a Bachelor’s Degree in Electronic Engineering from Jiangxi Science and Technology Normal University.

Harry D. Schulman, a U.S. citizen, has served as a member of our board of directors since June 2020. Mr. Schulman has served as the chief executive officer of HairClinical LLC, a consumer product company, since November 2016, a director nominee of Hezhong International (Holding) Limited, an online peer-to-peer lending company, from August 2018 to June 2020, and a director of CDT Environmental Technology Investment Holdings Limited, a waste treatment company, since March 2020. From April 2018 to November 2018, he also served as a director of Q.E.P. Co., Inc., a worldwide manufacturer, marketer and distributor of a broad line of flooring tools and accessories for the home improvement market. Since 2008, he has also served as President of HDS Consulting, LLC. From August 2008 to June 2010, he served as a director and chairman of the audit committee of Hancock Fabrics, Inc., a specialty retailer of crafts and fabrics. From February 2008 to July 2014, he served as the operating partner of Baird Capital Partners, a private equity and venture capital firm, during which he served on the board and advisory board of various companies Baird Capital Partners have invested in, including Backyard Leisure, a BCP Fund IV portfolio company, Amoena GmbH, New Vitality LLC and Eckler’s LLC. Prior to that, Mr. Schulman held various senior management roles in Applica Incorporated (NYSE: APN), a manufacturer and distributor of a broad range of household appliances, from January 1989 to January 2007, including vice president (1989-1993), chief financial officer (1989-1998), executive vice president (1994-1998), chief operating officer (1998-2004) and president and chief executive officer (2004-2007). Mr. Schulman received a Bachelor’s Degree in Business Administration-Accounting from the University of Dayton and a Master’s Degree in International Business from the University of Miami, Florida.

Feng Liu has served as a member of our board of directors since June 2020. Mr. Liu has served as the chairman of the board of directors of China Convoy (Beijing) Information Technology Group Co., Ltd., a one-stop service provider for Chinese students and volunteers abroad, since July 2016. In July 2018, Mr. Liu also led the team to build the Center for International Exchange Personnel and the International Talent Entrepreneurship Center in Chaoyang District, Beijing, aiming to gather talents with charitable activities. Since December 2016 and July 2017, respectively, he has also served as the founder and managing director of two funds under China Children and Teenagers’ Fund. From November 2006 to June 2010, Mr. Liu served as chief executive officer of Shizun (Beijing) Electronic Technology Co., Ltd., during which he introduced advanced video compression technologies into the Chinese market. From June 2010 to August 2012, Mr. Liu served as the chairman of the board of directors of Beijing Zhong Guang Xing Qiao Media Technology Co., Ltd., a company that focuses on carrying out over-the-top television services, which are services that focus on the delivery of television content via the internet. From October 2013 to May 2016 and from October 2015 to May 2016, Mr. Liu served as the chairman of the board of directors of two media companies, Overseas Chinese Culture Media Co., Ltd. and Qiaowang Network Technology Co., Ltd., where Mr. Liu led the team to provide Chinese culture television services, aiming to provide television services to the Chinese community and to promote cultural exchange around the globe. Mr. Liu received a Bachelor’s Degree in Composition from China Conservatory of Music and a Master’s Degree in Business Administration from New York Institute of Technology.

Zhixiong Wang has served as a member of our board of directors since June 2020. Mr. Wang founded Ningbo Play Capital Investment Management Co., Ltd., a private equity firm, in July 2017. Mr. Wang has also served as a member of the board of directors of Beijing Lion-Mark Information Interactive Ltd. since June 2010. From November 2006 to January 2010, Mr. Wang served as managing director of the China Office of International Game Technology (NYSE: IGT), a multinational gaming company. Prior to that, Mr. Wang served multiple roles in various industries from January 1988 to June 2006, including assistant professor of Beijing Machinery Institute (1988-1991), analyst of Euro-American Group Plc., Cal Futures (1991-1994), China analyst of Far Eastern Economic Review, Dow Jones & Co. in Hong Kong (1994-1995), senior consultant of Claydon Gescher Associates Ltd (1995-1998), senior vice president of MIH Asia (1998-2001), and managing director of Celestial Movie Channel (China) (2002-2006) Mr. Wang received a Bachelor’s Degree in Computer Science and Technology from Tsinghua University and a Master’s Degree in Artificial Intelligence Management from University of Aeronautics &Astronautics.

Xuan Li has served as a member of our board of directors since June 2020. Mr. Li has served as chief executive officer of IntelliCredit Co., Ltd since September 2013. IntelliCredit Co., Ltd is one of the companies accredited by People’s Bank of China (Central Bank) to prepare for obtaining Consumer Credit Reporting Agency licenses. From October 2002 to April 2005, Mr. Li served as domain expert in the credit bureau of People’s Bank of China. From April 2005 to September 2007, Mr. Li served as director of Technology and Operations of Greater China of Experian Plc., a multinational consumer credit reporting company. From April 2008 to October 2009, Mr. Li served as the China Head of RCM Capital Management LLC, an affiliate of Allianz Global Investors Fund Management LLC. From October 2009 to September 2013, Mr. Li served as chief executive officer of IntelliTrust Company, an anti-fraud software development company. Mr. Li received a Bachelor’s Degree in Computer Science and Technology from Tsinghua University and a Doctoral Degree in Management Science from Rutgers, The State University of New Jersey.

Family Relationships

There are no family relationships between our directors or executive officers.

B. Compensation

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals have agreed to serve as our executive officers until May 24, 2021. Such terms will be automatically extended for twelve-month periods, unless the agreements are terminated in accordance with their terms. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 60 days’ advance written notice. Each executive officer may resign at any time upon 60 days’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into indemnification agreements with each of our executive officers and directors. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Compensation of Director and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of RMB 3,568,950.01 ($505,152.09) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the calendar year ended December 31, 2020.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended December 31, 2020.

2020 Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers for service on our board of directors or as an executive officer during the year ended December 31, 2020.

Name	Fees Earned in Cash	All Other Compensation	Total
Yimin Wu	RMB 864,534.74	—	RMB 864,534.74
	($122,366.95)		($122,366.95)
Lianfang Zhou	RMB 281,383.58	—	RMB 281,383.58
	($39,827.26)		($39,827.26)
Chunhsiang Chen	RMB 1,328,708.00	—	RMB 1,328,708.00
	($188,066.41)		($188,066.41)
Hsiaochien Tseng	RMB 992,577.27	—	RMB 992,577.27
	($140,490.19)		($140,490.19)
Dongliang Jiang	—	—	—
Hanbin Xiao	—	—	—
Harry D. Schulman	RMB 35,746.42	—	RMB 35,746.42
	($5,059.58)		($5,059.58)
Feng Liu	—	—	—
Zhixiong Wang	RMB 66,000.00	—	RMB 66,000.00
	($9,341.69)		($9,341.69)
Xuan Li	—	—	—

C. Board practices

Board of Directors

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our company has the right to seek damages if a duty owed by any of our directors is breached.

Composition of our Board of Directors

Our board of directors currently consists of seven directors. Our board of directors has determined that each of Harry D. Schulman, Feng Liu, Zhixiong Wang and Xuan Li is an “independent director” as defined under the Nasdaq rules. Our board of directors is composed of a majority of independent directors. A director is not required to hold any of our shares to qualify to serve as a director. Pursuant to our amended and restated memorandum and articles of association, each director will serve until his successor is duly elected or appointed or his earlier resignation or removal.

Committees of our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. The audit committee is comprised of Harry D. Schulman, Feng Liu and Zhixiong Wang. The compensation committee is comprised of Feng Liu and Zhixiong Wang. The nomination and governance committee is comprised of Zhixiong Wang and Xuan Li.

Audit Committee

Harry D. Schulman, Feng Liu and Zhixiong Wang serve as members of the audit committee. Harry D. Schulman serves as the chair of the audit committee. The audit committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Harry D. Schulman possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Feng Liu and Zhixiong Wang serve as members of the compensation committee. Feng Liu serves as the chair of the compensation committee. The compensation committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The compensation committee will assist our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer shall not be present during voting or deliberations regarding his or her compensation. The compensation committee will be responsible for, among other things:

●	reviewing and making recommendations to our board of directors regarding the salaries and other compensation of our executive officers;
●	reviewing and making recommendations to our board of directors regarding compensation of our directors;
●	reviewing and approving, or making recommendations to our board of directors, regarding, equity incentive plans, compensation plans and similar programs or arrangements; and
●	selecting, at its discretion, compensation consultants, legal counsel and other advisors.

Nomination and Governance Committee

Zhixiong Wang and Xuan Li serve as members of the nomination and governance committee. Zhixiong Wang serves as the chair of the nomination and governance committee. The nomination and governance committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The nomination and governance committee will assist our board of directors in selecting individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The nomination and governance committee will be responsible for, among other things:

●	recommending nominees to our board of directors for election or re-election to our board of directors and for appointment to fill any vacancy on our board of directors;
●	reviewing periodically the composition of our board of directors and its committees;
●	recommending directors to serve as members of the committees of our board of directors;
●	reviewing and recommending corporate governance principles applicable to us; and
●	overseeing evaluations of our board of directors, individual directors and the committees of our board of directors.

 D. Employees

As of December 31, 2020, we had 305 employees, all of which were full-time employees located in China.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 6, 2021 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 25,250,000 ordinary shares outstanding as of May 6, 2021.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Infobird Co., Ltd, Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102.

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
CRservices Limited(1)	7,259,090	28.75%
CRExperience Limited(2)	2,104,155	8.33%
Orbitchannel Limited(3)	1,768,824	7.01%
OmniConnect Limited(4)	1,621,764	6.42%
Directors and Executive Officers:
Yimin Wu(5)	7,259,090	28.75%
Lianfang Zhou	—	—
Chunhsiang Chen	—	—
Hsiaochien Tseng	—	—
Dongliang Jiang(6)	1,768,824	7.01%
Hanbin Xiao	—	—
Harry D. Schulman	—	—
Feng Liu	—	—
Zhixiong Wang	—	—
Xuan Li	—	—
All current directors and executive officers as a group (10 persons)	9,027,914	35.75%

(1)	The registered address of CRservices Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Yimin Wu, our chief executive officer and chairman of our board of directors, is the sole director and shareholder of CRservices Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CRservices Limited.
(2)	The registered address of CRExperience Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Weimin Wu, a shareholder of Infobird Beijing and the brother of Yimin Wu, is the sole director of and a shareholder of CRExperience Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CRExperience Limited.
(3)	The registered address of Orbitchannel Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Dongliang Jiang, one of our directors, is the sole director and shareholder of Orbitchannel Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by Orbitchannel Limited.
(4)	The registered address of OmniConnect Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Bing Weng, a director and shareholder of Infobird Beijing, is the sole director and shareholder of OmniConnect Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by OmniConnect Limited.
(5)	Represents 7,259,090 ordinary shares held directly by CRservices Limited. Yimin Wu, our chief executive officer and chairman of our board of directors, is the sole director and shareholder of CRservices Limited. See footnote (1) above.
(6)	Represents 1,768,824 ordinary shares held directly by Orbitchannel Limited. Dongliang Jiang, one of our directors, is the sole director and shareholder of Orbitchannel Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by Orbitchannel Limited. See footnote (3) above.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

During the last three years, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

As of December 31, 2020, 2019 and 2018, a certain related party owed us the following amount as a result of an advance for business expenses. The advance is unsecured, non-interest bearing and due on demand.

Name of Related Party	Term	Relationship	Nature	Maturity	December 31, 2020	December 31, 2019	December 31, 2018
Yimin Wu	Due on demand, interest free	Chairman of our board of directors and our chief executive officer	Short-term advance	Due on demand	$—	$—	$13,840

We made a short-term non-interest bearing advance of approximately $0.6 million (RMB 3,872,000) to Beijing Chengbaisheng Investment Management Limited Partnership, a company under the common control of Yimin Wu, in December 2017. The payment was received in January 2018.

As of December 31, 2020, 2019 and 2018, we owed a certain related party the following amount as a result of a short-term loan. Outstanding balances on short-term loan - related party consisted of the following as of December 31, 2020, 2019 and 2018:

Lender Name	Relationship	Maturities	Interest Rate	Collateral/Guarantee	December 31, 2020	December 31, 2019	December 31, 2018
Qing Tang*	Spouse of Yimin Wu	Due on demand	18% (Annual)	N/A	$—	$—	$1,279,907

*In July 2016, Infobird Beijing signed two loan contracts with a related party, Qing Tang, the spouse of Yimin Wu, to obtain loans for a total of approximately $1.3 million (RMB 8,800,000) for operation purposes. The loans bore a 1.5% monthly interest rate (18% annual interest rate) and were due on demand. By October 2019, the principal of the loans were fully repaid.

In June 2016, Infobird Beijing signed a loan agreement with Zhiguo Li, a shareholder of Infobird Beijing and a shareholder of one of our principal shareholders, CRExperience Limited, for approximately $0.5 million (RMB 3,000,000) for operation purposes. The loan bore a 1.5% monthly interest rate (18% annual interest rate) and was due on demand. The loan and interest was fully repaid in 2017 and 2018.

In June 2016, Infobird Beijing signed a loan agreement with Yimin Wu for approximately $0.15 million (RMB 1,000,000) for operation purposes. The loan bore a 1.5% monthly interest rate (18% annual interest rate) and was due on demand. We borrowed approximately $0.08 million (RMB 500,000) additionally in 2018 and repaid the full amount of the loan and interest by December 2018. In addition, Yimin Wu assumed a loan in the amount of approximately $0.2 million (RMB 1,536,844) from Beijing Mengdatong Technology Co., Ltd, a company under the common control of Yimin Wu, in 2018. The loan was interest free and was fully repaid in December 2018.

Interest expense pertaining to the above short-term loan - related party for the years ended December 31, 2020, 2019 and 2018 amounted to $0, $176,354 and $365,100, respectively.

As of December 31, 2020, 2019 and 2018, we owed certain related parties the following amounts as a result of interest from the loan mentioned above. Such amounts are included in the consolidated financial statements as interest payable - related party. See note 9 of the notes to the consolidated financial statements included elsewhere in this annual report.

Name of Related Party	Relationship	Nature	December 31, 2020	December 31, 2019	December 31, 2018
Qing Tang	Spouse of Yimin Wu	Interest payable - Interest incurred from loan described above	$574,065	$538,047	$526,123

In July 2016, Infobird Beijing signed two loan contracts with a related party, Qing Tang, the spouse of Yimin Wu, to obtain loans for a total of approximately $1.3 million (RMB 8,800,000) for operation purposes. The loans bore a 1.5% monthly interest rate (18% annual interest rate) and were due on demand. By October 2019, the principal of the loans were fully repaid.

Interest expense pertaining to the above short-term loan - related party for the years ended December 31, 2020, 2019 and 2018 amounted to $0, $176,354 and $365,100, respectively.

Qing Tang, the spouse of Yimin Wu, chairman of our board of directors and our chief executive officer, has provided real estate property as collateral of approximately $3.2 million (RMB 22,000,000) with Beijing SMEs Credit Re-guarantee Co., Ltd. to secure a guarantee with Bank of Beijing for the line of credit in the amount of approximately $2.9 million (RMB 20,000,000). See notes 8 and 9 of the notes to the consolidated financial statements included elsewhere in this annual report.

Contractual Arrangements with our VIE and its Shareholders

See “Item 4. Information on the Company—A. History and Development of the Company.”

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which is tasked with review and approval of all related party transactions.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers.

We have also entered into indemnification agreements with each of our executive officers and directors. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

A.7 Legal Proceedings

We are not currently a party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, nor any governmental proceedings pending or known to be contemplated, that in the opinion of our management would have a material adverse effect on our business or that may have, or have had in the recent past, significant effects on our financial position or profitability. However, from time to time, we may be involved in legal proceedings or be subject to claims arising out of our operations. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

A.8 Dividend Policy

We have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC and Hong Kong regulations may restrict the ability of our PRC and Hong Kong subsidiaries to pay dividends to us.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “IFBD” since April 20, 2021. Prior to that date, there was no public trading market for our ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares have been listed on the Nasdaq Capital Market since April 20, 2021 under the symbol “IFBD”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Memorandum and Articles of Association;
●	The Companies Act (2021 Revision) (as amended) of the Caymans Islands, which is referred to as the Companies Act below; and
●	Common law of the Cayman Islands.

Our authorized share capital is 50,000,000 ordinary shares with a par value of $0.001 per ordinary share.

We have included summaries of material provisions of our amended and restated memorandum and articles of association insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our amended and restated memorandum and articles of association, which is filed as Exhibit 1.1 to this annual report.

Ordinary Shares

All of our outstanding ordinary shares are fully paid and non-assessable.

Issuance of Shares and Changes to Capital

Our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. We will not issue bearer shares.

We may, subject to the provisions of the Companies Act, our amended and restated memorandum and articles of association, the SEC and Nasdaq, from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting: increase our capital by such sum, to be divided into shares of such amounts, as the relevant resolution shall prescribe; consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination; sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our amended and restated memorandum and articles of association; and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

We may also, subject to the provisions of the Companies Act, our amended and restated memorandum and articles of association, the SEC and Nasdaq: issue shares on terms that they are to be redeemed or are liable to be redeemed; purchase our own shares (including any redeemable shares); and make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our capital.

Dividends

Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at the general meeting, declare dividends (including interim dividends) to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of ordinary shares a shareholder holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

In addition, our board of directors may resolve to capitalize any undivided profits not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of our share premium account or capital redemption reserve; appropriate the sum resolved to be capitalized to the shareholders who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those shareholders, or as they may direct, in those proportions, or partly in one way and partly in the other; resolve that any shares so allotted to any shareholder in respect of a holding by him/her of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend; make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions; and authorize any person to enter on behalf of all our shareholders concerned in an agreement with us providing for the allotment of them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such shareholders.

Voting and Meetings

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and all calls or installments then payable by such shareholder to us in respect of our ordinary shares must have been paid. Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per share.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, our amended and restated memorandum and articles of association provide that in each year, other than the year in which our amended and restated memorandum and articles of association was adopted, we will hold an annual general meeting of shareholders at a time determined by our board of directors, provided that if we are not required to hold an annual general meeting by Cayman Islands law or Nasdaq rules, we may choose not to do so. Also, we may, but are not required to (unless required by Cayman Islands law), in each year hold any other extraordinary general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing not less than two-thirds of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our amended and restated memorandum and articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regards to an annual general meeting), and the holders of 95% in par value of the shares entitled to attend and vote (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be convened for a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means. We will observe the statutory minimum convening notice period for a general meeting of shareholders.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third (or 33 1/3%) of our total issued voting shares entitled to vote upon the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of two-thirds). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our amended and restated memorandum and articles of association.

Our amended and restated memorandum and articles of association provide that the affirmative vote of no less than two-thirds of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our amended and restated memorandum and articles of association that relate to or have an impact upon the procedures regarding the election, appointment, or removal of directors and the size of the board.

Transfers of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or a portion of their ordinary shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or in any other form which our board of directors may approve. Our board of directors may, in its absolute discretion, refuse to register a transfer of any share that is not a fully paid up share to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any registered share unless: a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof; the instrument of transfer is in respect of only one class of shares; the ordinary shares transferred are fully paid and free of any lien; the instrument of transfer is lodged at the registered office or such other place (i.e., our transfer agent) at which the register of shareholders is kept, accompanied by any relevant share certificate(s) and/or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer; and if applicable, the instrument of transfer is duly and properly stamped.

If our board of directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie the whole or any part of our assets and may, for such purpose, value any assets and determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of a special resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Anti-Takeover Provisions

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Inspection of Books and Records

Holders of ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association). Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act or other applicable law or authorized by the directors or by ordinary resolution.

Register of Shareholders

Under Cayman Islands law, we must keep a register of shareholders that includes: the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member; the date on which the name of any person was entered on the register as a member; and the date on which any person ceased to be a member.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation;
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Preferred Shares

Our board of directors is empowered to designate and issue from time to time one or more classes or series of preferred shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

 See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange-Foreign Currency Exchange” and “Dividend Distribution.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ordinary shares and hold such ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in such ordinary shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our ordinary shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our ordinary shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our ordinary shares. If the election is made, the U.S. Holder will be deemed to sell our ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if a valid “mark-to-market” election is made by the U.S. Holder for our ordinary shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our ordinary shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares.

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of the ordinary shares. Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. According to the Enterprise Income Tax Law and the Announcement on Issues concerning the Implementation of the Preferential Income Tax Policies regarding High-Tech Enterprises promulgated by the SAT on June 19, 2017, enterprises qualified as “high-tech enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “high-tech enterprise” status. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC ; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

See note 10 of the notes to the consolidated financial statements included elsewhere in this annual report for a discussion of taxation.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-251234), as amended, including the prospectus contained therein, to register our ordinary shares in relation to our initial public offering. As a “foreign private issuer,” we are subject to periodic reporting and other informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and any other reports or other information, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

We maintain a website at http://www.infobird.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

I. Subsidiary Information

For information on our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company and C. Organizational Structure”, note 1 to our consolidated financial statements included in “Item 18. Financial Statements” and Exhibit 8.1 to this annual report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve (12) months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333- 251234), in relation to our initial public offering, which was declared effective by the SEC on March 31, 2021. In April 2021, we completed our initial public offering in which we issued and sold an aggregate of 6,2500,000 ordinary shares, resulting in net proceeds to us of approximately $21.8 million, net of underwriting discounts and commissions and expenses associated with our initial public offering paid or payable by us. WestPark Capital, Inc. acted as the representative of the underwriters for our initial public offering. We intend to use the proceeds from our initial public offering for research and development, sales and marketing, and working capital and other general corporate purposes.

We received net proceeds of approximately $21.8 million from our initial public offering. Our expenses incurred and paid to others in connection with the issuance and distribution of our ordinary shares in our initial public offering totaled approximately $2.6 million, which included approximately $1,750,000 for underwriting discounts and commissions. Net proceeds in the amount of $600,000 were also placed in an escrow account for 24-months following the closing of our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

 Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weaknesses described below under “Changes in Internal Control Over Financial Reporting”, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements for year ended December 31, 2020, five material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements and the absence of policies and procedures and related risk mitigations surrounding our IT policies and procedures,  (ii) lack of backup management and disaster recovery, (iii) system security access deficiency in the area of user accounts creation, periodic user access review, password policy implementation, (iv) deficiency in the network anti-virus management, and (v) lack of segregation of duties for users of our system.

We are currently in the process of remediating the material weaknesses described above and we intend to continue implementing the following measures, among others, to remediate the material weaknesses. We are seeking to remediate these material weaknesses by actively hiring more qualified accounting personnel and we have started the process of preparing a systematic policies and procedures manual for our IT processes in order to develop enhanced risk assessment procedures and controls related to changes in IT systems and provide training programs for staff with a focus on IT general control and change-management over IT systems impacting financial reporting. We also intend to form an internal audit function and have plans to hire internal auditors to strengthen our overall governance. All internal auditors will be independent of our operations and will report directly to the audit committee.

 As we were in the process of implementing such remedial measures as of December 31, 2020, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

We are fully committed to continuing to implement measures to remediate our material weaknesses and significant deficiencies in our internal control over financial reporting. However, we cannot assure you that we will remediate our material weaknesses and significant deficiencies in a timely manner. We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2020. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for the purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and significant deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. We may take advantage of such exemption until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to our initial public offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Other than as described above, there were no changes in our internal controls over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Harry D. Schulman, an independent director, under the standards set forth under the Nasdaq Capital Market corporate governance requirements and Rule 10A-3 under the Exchange Act, and the chair of our audit committee, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq rules. The full text of the Code of Business Conduct and Ethics is posted on our website at http://www.infobird.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We will provide a copy of the Code of Business Conduct and Ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, for the periods indicated.

	For the year ended December 31,
	2020	2019
Audit fees (1)	$196,000	$186,000
Audit-related fees	—	—
Tax fees	—	—
Total	$196,000	$186,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

 The policy of our audit committee is to pre-approve all audit and non-audit services including audit services, audit-related services, tax services and other services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. The Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Infobird Co., Ltd and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 29, 2021)
2.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234)) filed with the Securities and Exchange Commission on January 12, 2021)
2.2	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
2.3	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-251234)), originally filed with the Securities and Exchange Commission on December 9, 2020, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 30, 2021)
4.1	Unofficial English Translation of Exclusive Business Cooperation Agreement by and between Infobird Digital Technology (Beijing) Co., Ltd and Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.2	Unofficial English Translations of Exclusive Option Agreements by and among Infobird Digital Technology (Beijing) Co., Ltd, Beijing Infobird Software Co., Ltd and the shareholders of Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.3	Unofficial English Translations of Equity Interest Pledge Agreements by and among Infobird Digital Technology (Beijing) Co., Ltd, Beijing Infobird Software Co., Ltd and the shareholders of Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.4	Unofficial English Translations of Shareholders’ Powers of Attorney, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.5	Unofficial English Translations of Spousal Consent Letters, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.6	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
4.7	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.8	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.9	Form of Independent Director Agreement between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.10	Form of Independent Director Agreement by and between the registrant and its U.S. independent director, Harry D. Schulman (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.11	Form of Independent Director Agreement by and between the registrant and Zhixiong Wang (incorporated by reference to Exhibit 10.22 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
4.12	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.13	Employment Agreement, by and between Yimin Wu and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.14	Employment Agreement, by and between Lianfang Zhou and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.15	Employment Agreement, by and between Chunhsiang Chen and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)

4.16	Employment Agreement, by and between Hsiaochien Tseng and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.17	Unofficial English Translation of Beijing House Lease Contract, by and among Beijing Infobird Software Co., Ltd, Wang Tao, Wang Yong, and Beijing Yuanxing Real Estate Brokerage Co., Ltd., dated as of February 27, 2019 (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.18	Unofficial English Translation of Beijing House Lease Contract, by and among Beijing Infobird Software Co., Ltd, Wang Tao, and Wang Yong, dated as of November 8, 2019 (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.19	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Technology Co., Ltd. and Qin Huxiang (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.20	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Technology Co., Ltd. and Wang Haihong (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.21	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Technology Co., Ltd. and Yang Xiaokang (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.22	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Technology Co., Ltd. and Zhang Zhihua, dated as of November 14, 2019 (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.23*	Amendment to Independent Director Agreement by and between the registrant and its U.S. independent director, Harry D. Schulman
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOBIRD CO., LTD

By:	/s/ Yimin Wu
Yimin Wu
Chief Executive Officer and Chairman of the Board of Directors

Date: May 14, 2021

INFOBIRD CO., LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Infobird Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infobird Co., Ltd and Subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

May 14, 2021

INFOBIRD CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash	$1,682,526	$3,509,420
Accounts receivable, net	4,118,502	2,303,942
Other receivables, net	72,255	61,928
Prepayments	1,412,570	68,964
Total current assets	7,285,853	5,944,254

OTHER ASSETS
Property and equipment, net	2,193,189	2,017,057
Long-term deposits, net	107,260	138,286
Intangible assets, net	5,247,752	2,198,430
Deferred tax assets	389,893	461,461
Deferred offering cost	730,586	379,738
Total other assets	8,668,680	5,194,972

Total assets	$15,954,533	$11,139,226

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$552,540	$1,160,125
Short-term loan- bank	3,065,134	2,872,820
Interest payable- related party	574,065	538,047
Other payables and accrued liabilities	687,702	644,590
Deferred revenue	1,755,967	1,453,690
Taxes payable	865,795	673,792
Total current liabilities	7,501,203	7,343,064

DEFERRED TAX LIABILITIES	322,035	201,607

Total liabilities	7,823,238	7,544,671

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares,$0.001 par value, 50,000,000 shares authorized, 19,000,000 issued and outstanding as of December 31, 2020, and 2019*	19,000	19,000
Additional paid-in capital	5,852,089	5,852,089
Statutory reserves	437,549	31,778
Retained earnings (Accumulated deficits)	1,084,383	(2,508,120)
Accumulated other comprehensive income	494,046	29,325
Total shareholders’ equity attributable to Infobird Co., Ltd	7,887,067	3,424,072

Noncontrolling interests	244,228	170,483
Total equity	8,131,295	3,594,555
Total liabilities and equity	$15,954,533	$11,139,226

* Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on March 26, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended
	December 31,	December 31,	December 31,
	2020	2019	2018
REVENUES	$14,532,941	$18,248,289	$18,789,550
COST OF REVENUES	4,718,093	7,987,146	9,303,803
GROSS PROFIT	9,814,848	10,261,143	9,485,747
OPERATING EXPENSES:
Selling	1,837,768	1,533,255	1,918,418
General and administrative	1,712,034	1,192,429	1,488,802
Research and development	1,897,349	1,496,579	3,010,859
Total operating expenses	5,447,151	4,222,263	6,418,079
INCOME FROM OPERATIONS	4,367,697	6,038,880	3,067,668
OTHER INCOME (EXPENSE)
Interest income	6,989	8,823	5,432
Interest expense	(208,506)	(411,298)	(497,057)
Other income, net	180,051	138,457	11,595
Total other expense, net	(21,466)	(264,018)	(480,030)
INCOME BEFORE INCOME TAXES	4,346,231	5,774,862	2,587,638
PROVISION FOR INCOME TAXES	286,071	673,034	145,263
NET INCOME	4,060,160	5,101,828	2,442,375
Less: Net income (loss) attributable to noncontrolling interest	61,886	254,471	(162,212)
NET INCOME ATTRIBUTABLE TO INFOBIRD CO., LTD	$3,998,274	$4,847,357	$2,604,587
NET INCOME	4,060,160	5,101,828	2,442,375
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	476,580	(29,392)	24,083
TOTAL COMPREHENSIVE INCOME	4,536,740	5,072,436	2,466,458
Less: Comprehensive income (loss) attributable to noncontrolling interests	73,745	253,876	(160,932)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INFOBIRD CO., LTD	$4,462,995	$4,818,560	$2,627,390
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	19,000,000	19,000,000	19,000,000
EARNINGS PER SHARE
Basic and diluted*	$0.21	$0.26	$0.14

* Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on March 26, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Retained earnings		Accumulated
			Additional	(accumulated deficit)		other
	Ordinary shares		paid-in	Statutory		comprehensive	Noncontrolling
	Shares*	Par value	capital	reserves	Unrestricted	income	interests	Total
BALANCE, January 1, 2018	19,000,000	19,000	$7,335,139	$—	$(9,928,286)	$35,319	$181,589	$(2,357,239)
Capital contribution from shareholders	—	—	202,104	—	—	—	—	202,104
Net income attributable to Infobird Co., Ltd	—	—	—	—	2,604,587	—	—	2,604,587
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(162,212)	(162,212)
Foreign currency translation adjustment	—	—	—	—	—	22,803	1,280	24,083
BALANCE, December 31, 2018	19,000,000	$19,000	$7,537,243	$—	$(7,323,699)	$58,122	$20,657	$311,323
Acquisition of additional noncontrolling interest	—	—	(1,685,154)	—	—	—	(104,050)	(1,789,204)
Net income attributable to Infobird Co., Ltd	—	—	—	—	4,847,357	—	—	4,847,357
Net income attributable to noncontrolling interests	—	—	—	—	—	—	254,471	254,471
Statutory reserve	—	—	—	31,778	(31,778)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(28,797)	(595)	(29,392)
BALANCE, December 31, 2019	19,000,000	19,000	5,852,089	31,778	(2,508,120)	29,325	170,483	3,594,555
Net income attributable to Infobird Co., Ltd	—	—	—	—	3,998,274	—	—	3,998,274
Net income attributable to noncontrolling interests	—	—	—	—	—	—	61,886	61,886
Statutory reserve	—	—	—	405,771	(405,771)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	464,721	11,859	476,580
BALANCE, December 31, 2020	19,000,000	$19,000	$5,852,089	$437,549	$1,084,383	$494,046	$244,228	$8,131,295

* Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on March 26, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Years Ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,060,160	$5,101,828	$2,442,375
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	84,249	119,461	113,324
Amortization	397,744	84,068	228,604
Provision for doubtful accounts	193,980	15,250	67,634
Loss on disposal of equipment	—	305	1,833
Deferred taxes expense	197,892	356,092	(112,739)
Change in operating assets and liabilities
Accounts receivable	(1,666,678)	1,352,268	(162,502)
Other receivables	(47,206)	16,564	22,987
Prepayments	(1,276,881)	30,575	83,886
Long-term deposits	(20,154)	58,263	25,238
Accounts payable	(650,176)	(90,441)	(1,721,261)
Deferred revenue	193,707	(781,716)	(270,674)
Other payables and accrued liabilities	(74,769)	(63,302)	(2,165,802)
Taxes payable	138,830	122,012	284,299
Net cash provided by (used in) operating activities	1,530,698	6,321,227	(1,162,798)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(105,391)	(95,082)	(169,888)
Purchase of intangible assets	(1,366,411)	—	—
Payments for construction in progress	—	(471,810)	—
Costs to obtain and develop software	(1,770,762)	(1,487,391)	(474,594)
Proceeds from sales of equipment	—	539	567
Repayment from related party	—	16,380	588,591
Net cash used in investing activities	(3,242,564)	(2,037,364)	(55,324)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution from shareholders	—	—	202,104
Payments of deferred offering costs	(233,382)	(382,690)	—
Proceeds from short term loan - bank	2,896,792	2,895,152	3,026,176
Repayment for short term loan - bank	(2,896,792)	(2,895,152)	—
Proceed from short term loan - related party	—	—	75,654
Repayment for short term loan - related party	—	(1,273,867)	(872,850)
Payment of acquisition of non controlling interest	—	(1,789,204)	—
Net cash (used in) provided by financing activities	(233,382)	(3,445,761)	2,431,084

EFFECT OF EXCHANGE RATE CHANGES	118,354	(40,048)	(123,997)

NET CHANGE IN CASH	(1,826,894)	798,054	1,088,965

CASH, beginning of year	3,509,420	2,711,366	1,622,401

CASH, end of year	$1,682,526	$3,509,420	$2,711,366

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$60,518	$251,083	$36,581
Cash paid for interest	$209,821	$377,937	$270,187

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Purchase of equipment with prepayment	$17,705	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

 INFOBIRD CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Infobird Co., Ltd (“Infobird Cayman” or the “Company”) is a holding company incorporated on March 26, 2020 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Infobird International Limited (“Infobird HK”) established under the laws of Hong Kong on April 21, 2020.

Infobird HK is also a holding company holding all of the outstanding equity of Infobird Digital Technology (Beijing) Co., Ltd (“Infobird WFOE”) which was established on May 20, 2020 under the laws of the People’s Republic of China (“PRC” or “China”).

The Company, through its variable interest entity (“VIE”), Beijing Infobird Software Co., Ltd (“Infobird Beijing”), a PRC limited liability company established on October 26, 2001, and through its subsidiaries, is a software-as-a-service (“SaaS”) provider of innovative AI-powered (artificial intelligence enabled) customer engagement solutions in China. The Company primarily provides standard and customized customer relationship management cloud-based services, such as SaaS, and business process outsourcing (“BPO”), services to its clients.

On October 17, 2013, Infobird Beijing established its 90.18% owned subsidiary, Guiyang Infobird Cloud Computing Co., Ltd (“Infobird Guiyang”), a PRC limited liability company. Infobird Guiyang also engages in software development and mainly provides BPO services to its customers. On June 20, 2012, Infobird Beijing established a 99.95% owned subsidiary, Anhui Infobird Software Information Technology Co., Ltd (“Infobird Anhui”), a PRC limited liability company. Infobird Anhui also engages in software development and mainly provides cloud services and technology solutions to customers.

On May 27, 2020, Infobird Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of Infobird Cayman prior to the reorganization. Infobird Cayman and Infobird HK were established as the holding companies of Infobird WFOE. Infobird WFOE is the primary beneficiary of Infobird Beijing and its subsidiaries. All of these entities are under common control which results in the consolidation of Infobird Beijing and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Infobird Cayman.

The accompanying consolidated financial statements reflect the activities of Infobird Cayman and each of the following entities:

Name	Background	Ownership
Infobird International Limited (“Infobird HK”)	● A Hong Kong company ● Incorporated on April 21, 2020 ● A holding company	100% owned by Infobird Cayman
Infobird Digital Technology (Beijing) Co., Ltd (“Infobird WFOE”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on May 20, 2020 ● Registered capital of $15,000,000 (RMB 106,392,000) ● A holding company	100% owned by Infobird HK
Beijing Infobird Software Co., Ltd (“Infobird Beijing”)	● A PRC limited liability company ● Incorporated on October 26, 2001 ● Registered capital of $2,417,947 (RMB 16,624,597) ● Software developing that provides software as a service (SaaS)	VIE of Infobird WFOE
Guiyang Infobird Cloud Computing Co., Ltd (“Infobird Guiyang”)	● A PRC limited liability company ● Incorporated on October 17, 2013 ● Registered capital of $1,777,645 (RMB 12,222,200) ● Software developing that provides software as a service (SaaS)	90.18% owned by Infobird Beijing
Anhui Infobird Software Information Technology Co., Ltd (“Infobird Anhui”)	● A PRC limited liability company ● Incorporated on June 20, 2012 ● Registered capital of $1,454,440 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	99.95% owned by Infobird Beijing

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the development and operation of information technology in China, including cloud computing and big data analytics, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. Neither the Company nor its subsidiaries own any equity interest in Infobird Beijing. As such, Infobird Beijing is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and spousal consent letters (collectively the “Contractual Arrangements”, which were signed on May 27, 2020).

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Infobird WFOE and Infobird Beijing, Infobird WFOE has the exclusive right to provide Infobird Beijing with technical support services, consulting services and other services, including technical support and training, business management consultation, consultation, collection and research of technology and market information, marketing and promotion services, customer order management and customer services, lease equipment or properties, provide legitimate rights to use software license, provide deployment, maintenances and upgrade of software, design installation, daily management, maintenance and updating network system, hardware and database, and other services requested by Infobird Beijing from time to time to the extent permitted under PRC law. In exchange, Infobird WFOE is entitled to a service fee that equals to all of the consolidated net income. The service fee may be adjusted by Infobird WFOE based on the actual scope of services rendered by Infobird WFOE and the operational needs and expanding demands of Infobird Beijing. Pursuant to the exclusive business cooperation agreement, the service fees may be adjusted based on the actual scope of services rendered by Infobird WFOE and the operational needs of Infobird Beijing.

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Infobird WFOE.

During the term of the exclusive business cooperation agreement, Infobird WFOE and Infobird Beijing shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Infobird WFOE or Infobird Beijing if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company.

Exclusive Option Agreements

Pursuant to the exclusive option agreements among Infobird WFOE, Infobird Beijing and the shareholders who collectively owned all of Infobird Beijing, such shareholders jointly and severally grant Infobird WFOE an option to purchase their equity interests in Infobird Beijing. The purchase price shall be the lowest price then permitted under applicable PRC laws. Infobird WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Infobird Beijing until it has acquired all equity interests of Infobird Beijing, which is irrevocable during the term of the agreements.

The exclusive option agreements remains in effect until all equity interest held by shareholders in Infobird Beijing has been transferred or assigned to Infobird WFOE and/or any other person designated by the Infobird WFOE in accordance with such agreement.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Infobird WFOE, Infobird Beijing, and the shareholders who collectively owned all of Infobird Beijing, such shareholders pledge all of the equity interests in Infobird Beijing to Infobird WFOE as collateral to secure the obligations of Infobird Beijing under the exclusive business cooperation agreement and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Infobird WFOE unless transferring the equity interests to Infobird WFOE or its designated person in accordance to the exclusive option agreements.

The equity interest pledge agreements shall come into force the date on which the pledged interests are recorded, which is within three (3) days after signing of the agreements on May 27, 2020, under Infobird Beijing’s register of shareholders and are registered with the competent Administration for Market Regulation of Infobird Beijing until all of the obligations to Infobird WFOE have been fulfilled completely by Infobird Beijing. Infobird Beijing intends to register the pledges of equity interest of shareholders with the competent Administration for Market Regulation in accordance with the PRC Property Rights Law.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Infobird Beijing give Infobird WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Infobird Beijing and to exercise all of their rights as shareholders of Infobird Beijing, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of the shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Infobird Beijing, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs shall remain in effect while the shareholders of Infobird Beijing hold the equity interests in Infobird Beijing.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Infobird Beijing commit that they have no right to make any assertions in connection with the equity interests of Infobird Beijing, which are held by the shareholders. In the event that the spouses obtain any equity interests of Infobird Beijing, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Infobird Beijing. The letters are irrevocable and shall not be withdrawn without the consent of Infobird WFOE.

Based on the foregoing contractual arrangements, which grant Infobird WFOE effective control of Infobird Beijing and subsidiaries and enable Infobird WFOE to receive all of their expected residual returns, the Company accounts for Infobird Beijing as a VIE. Accordingly, the Company consolidates the accounts of Infobird Beijing and subsidiaries for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2 – Summary of significant accounting policies

Liquidity

In assessing liquidity, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations. To date, the Company financed its operations primarily through cash flows from operations and short-term borrowing from banks and related parties. The Company’s major customer, China Guangfa Bank, accounted for 34.8% and 77.3% of the Company’s total revenues for the years ended December 31, 2020 and 2019, respectively, of which the Company collected approximately $6.9 million and approximately $16.4 million in cash, respectively. The loss of the major customer or a reduction in usage by the major customer would adversely impact the Company’s liquidity.

Historically, the Company finances its operations through internally generated cash, short-term loans and payable from related parties. As of December 31, 2020, the Company had approximately $1.7 million in cash which primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China. The Company’s working capital deficit was approximately $0.2 million at December 31, 2020, approximately $1.8 million of which was deferred revenue which the Company expects to realize and the Company does not expect to make any significant refund based on historical experience. Therefore, the Company’s working capital deficit excluding deferred revenue was approximately $1.5 million. The Company will require a minimum of approximately $4.0 million over the next twelve months to operate at its current level, either from revenues or funding.

If the Company is unable to realize its assets within the normal operating cycle of a twelve (12) month period, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from PRC banks and other financial institutions; and

●	financial support from the Company’s related parties and shareholders.

In February 2021, the company obtained two line of credits from BOC Fullerton Bank and Shanghai Pudong Development Bank in the amount of RMB 2,000,000 (approximately $0.3 million) and RMB 3,000,000 (approximately $0.5 million) to be due in February 2024 and 2022, respectively.

Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations as they become due over the next twelve (12) months.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the SEC.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and VIE and its subsidiaries (“VIEs”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, software development costs, impairment of long-lived assets, allowance for doubtful accounts, revenue recognition, allowance for deferred tax assets and uncertain tax position. The inputs into the Company’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $494,046 and $29,325 as of December 31, 2020 and 2019, respectively. The balance sheet amounts, with the exception of equity at December 31, 2020 and 2019 were translated at 6.5250 RMB and 6.9618 RMB, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2020, 2019, and 2018 were 6.9042 RMB, 6.9081 RMB, and 6.6090 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash

Cash consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three (3) months.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after thirty (30) days from payment due date. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Other receivables, net

Other receivables primarily include advances to employees and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2020 and 2019, provision for doubtful accounts were $40,437 and $0, respectively.

Prepayments

Prepayments are cash deposited or advanced to suppliers for future service rendering. The amounts are refundable and bear no interest. For any advances to suppliers determined by management that such advances will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2020 and 2019, no allowance for the doubtful accounts were deemed necessary.

Long-term deposits

Long-term deposits primarily included rental deposits, and deposits made by the company to customers to secure the service contract. The deposits are generally more than one year and the amounts are refundable and bear no interest. For any deposits determined by management that such deposit will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews the long- term deposits on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2020 and 2019, provision for doubtful accounts were $61,609 and $0, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives
Electronic devices	3-5 years
Office equipment, fixtures and furniture	3-5 years
Automobile	3-5 years
Computer and network equipment	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Construction-in-progress represents contractor and labor costs, design fees and inspection fees in connection with the construction of the Company’s building for a cloud computing facility in Guiyang, China, which is expected to be completed in late 2022. No depreciation is provided for construction-in-progress until it is completed and placed into service.

Intangible assets

The Company’s intangible assets with definite useful lives primarily consist of licensed software, capitalized development costs, platform system, and land-use rights. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives.

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Licensed software	5 years
Capitalized development cost	5 years
Platform development	5 years
Land use right	40 years

Capitalized development costs

The Company follows the provisions of ASC 350-40, “Internal Use Software”, to capitalize certain direct development costs associated with internal-used software. ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. Development costs cease capitalization upon completion of all substantial testing when the software is substantially complete and ready for its intended use and are amortized on a straight-line basis over the estimated useful life, which is generally five years. Amortization of internal-use software begins when the software is ready for its intended use. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

If, after the development of internal-use software is completed, the Company decides to market the software, proceeds received from the license of the computer software, net of direct incremental costs of marketing, such as commissions, software reproduction costs, warranty and service obligations, and installation costs, shall be applied against the carrying amount of that software. For the years ended December 31, 2020, 2019, and 2018, the Company applied nil against carrying amount of capitalized software that was subsequently sold to customers as the software were fully amortized.

Land use rights

All land in the PRC is owned by the government. However, the government grants “land use rights.” This land use rights are for 40 years and expire in 2055. The Company amortizes the land use rights over the forty-year term of the land use rights on a straight-line basis. The carrying value of the land use rights was reduced by government grant received when the conditions stipulated under the grant were fulfilled.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2020 and 2019, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Deferred offering costs

Deferred offering costs consist primarily of expenses paid to attorneys, consultants, underwriters, and other parties related to the Company’s initial public offering. The balance will be offset with the proceeds received after the close of the offering.

Government Grants

Government grants primarily consist of financial grants received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government grants of non-operating nature and with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The government grants are related to acquisition of assets. The grants are recorded as “deferred government grants” included in the accrued expenses and other current liabilities line item in the consolidated balance sheets when received. Once the Company fulfills the conditions stipulated under the grant, the grant amount is deducted from the carrying amount of the asset with a corresponding reduction in the deferred government grant balance.

Noncontrolling Interests

The Company’s noncontrolling interests represent the minority shareholders’ ownership interests related to the Company’s subsidiaries, including 0.05% for Infobird Anhui for the years ended December 31, 2020 and 2019, and 9.82% for Infobird Guiyang for the years ended December 31, 2020 and 2019. The Company repurchased 18.18% of noncontrolling interests in Infobird Guiyang in 2019, resulting in noncontrolling interests of 9.82% for Infobird Guiyang for the year ended December 31, 2019. Excess of payment made to noncontrolling shareholders over carrying value of the entity is recorded as reduction in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the consolidated statement of operations as allocations of the total income or loss for the year between noncontrolling interests holders and the shareholders of the Company.

Noncontrolling interests consist of the following:

	December 31,	December 31,
	2020	2019

Infobird Guiyang	$245,009	$170,623
Infobird Anhui	(781)	(140)
Total	$244,228	$170,483

Revenue recognition

The Company recognized its revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). The Company recognizes revenue which represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when control of goods and services are provided to customers.

The Company’s contracts with customers generally do not include a general right of return relative to the delivered products or services.

The Company applied practical expedient when sales taxes were collected from customers, meaning sales tax is recorded net of revenue, instead of cost of revenue, which are subsequently remitted to governmental authorities and are excluded from the transaction price.

Revenues are generated from (1) customized cloud-based services, (2) standard cloud-based services, (3) BPO services, (4) software development, and (5) professional services and other.

(1) Revenue from customized cloud-based services

The Company derives its customized cloud-based revenues from subscription services which are comprised of subscription fee from granting customers’ access to the customized SaaS, voice/data plan, which includes telecommunication usage such as telephone calls and messaging that our customers can subscribe for, and technical support. The provision of customized SaaS, voice/data plan and technical support is considered as one performance obligation as the services provided are not distinct within the context of the contract whereas the customer can only obtain benefit when the services are provided together. The Company uses monthly utilization records based on number of user accounts subscribed by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services.

The Company has entered into contracts with China Guangfa Bank where the amounts charged per user account were fixed and determinable, and the specific terms of the contracts were agreed to by the Company and China Guangfa Bank. Contract performance periods are generally fifteen months, and payment terms are generally a specified percentage prepaid based on estimated usage, and the remaining to be billed monthly based on actual usage. Contracts generally do not contain significant financing components or variable consideration.

(2) Revenue from standard cloud-based services

The Company also derives its standard cloud-based revenues from subscription services which are comprised of subscription fee from granting customers access to its software through the internet. The Company’s standard cloud-based solutions represent a series of services such as calling, voice recording and technical support. These services are made available to the customer continuously throughout the contractual period, however, the extent to which the customer uses the services may vary at the customers’ discretion. The standard cloud-based services are considered to have one single performance obligation. The Company uses monthly utilization records based on number of user accounts subscribed by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services.

The Company also enters into contracts with customers where the customers pay a fixed fee to access a fixed number of user accounts over the subscription period as specified in the contracts; therefore, the customers receive and consume the benefits of the cloud services throughout the subscription period so revenue is recognized ratably over the contractual subscription period that the services are delivered, beginning on the date the service is made available to the customers.

Contract performance periods generally are one year, and pursuant to the contracts, full payments are generally collected in advance, with payment to be made within three months after execution of the contract. Contracts generally do not contain significant financing components or variable consideration.

(3) Revenue from BPO services

The Company provides BPO services to operate the call centers for its customers. Customers using these services are not permitted to take possession of the Company’s software and the contract term is for a defined period, where customers pay a monthly service fee. These services are considered as one performance obligation as the customers do not obtain benefit for each separate service. Revenues are recognized over time over contractual period using the time elapsed output method as BPO services are provided.

Contract performance periods generally are one year, and pursuant to the contracts, full payments for several months of services are generally collected in advance. Contracts generally do not contain significant financing components or variable consideration.

(4) Revenue from software development

The Company also generates revenue from development and sale of software license including (1) standard software and (2) customized software developed per customers’ specifications. Contract terms from each software development contract generally do not contain significant financing components or variable consideration.

Standard software are developed and offered as standard cloud-based services. The Company sold the license for standard software because some customers show obvious preference of software licensing over software-as-a-service, for reasons such as concerns about the safety of cloud-based services and potential higher price of subscription in total compared with one-time on-premise fee. Therefore, as part of the Company’s sales and market strategy, it offers licenses for its standard software to allow the customers to first start utilizing its products in their daily operation and then aim to evolve them to become subscribers with its standard cloud-based services to enjoy benefits of software upgrades and continued services. Licenses for standard software provide the customer with a right to use the software. Standard software licenses are typically made available to customers with immediate access to the software. The Company recognizes revenue for these standard software licenses at the point in time when the customer has access and thus control over the software.

Customized software are software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, the Company has entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure its cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software the Company developed are to solve certain business pain points in a certain scenario within or across industries, once developed, it plans to further apply them in serving other customers that share similar needs and business models. The Company aims to replicate its initial customization and development and achieve economies of scale after it delivers its products to more customers within the same industry. Contract terms are generally less than one year. The design, development, installation of the customized software are considered as one performance obligation as these promises are not separately identifiable as the customers do not obtain benefits from these services on its own. The Company’s software development service contracts are generally recognized at a point in time when customer accepted the customized software with satisfactory testing result.

Some of the contracts may require the Company to provide post contract services (“PCS”) which include upgrades, maintenance and technical support. The provision of upgrades, maintenance and technical support is considered one performance obligation because they are not distinct within the context of the contract. The nature of the promise is to stand ready to provide a single continuous integrated service throughout the contract term. As such the Company allocates the contract price between sale of software and provision of PCS using the expected cost plus margin approach which requires the Company to forecast its expected costs of satisfying the performance obligation and then add a reasonable margin for that good or service. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period they are expected to be provided. For the years ended December 31, 2020, 2019 and 2018, approximately $0.3 million, $0 and $0 were allocated to PCS, respectively.

(5) Professional services and other revenues

The Company also generates revenue from data analysis services and other professional services where a separate contract is entered into with the customer when the customer needs the product or services.

The service revenue from data analysis service is recognized based on the service performed, an output measure, over the contractual period.

Other professional services consists primarily of technical consulting services. The Company recognizes revenue ratably over the contractual period as the customer simultaneously receives and consumes the benefits as the Company performs.

Contract performance periods generally range from month to month, completion of service to one year, and payment terms are generally prepaid to 30 days. Contracts generally do not contain significant financing components or variable consideration.

Contract balances

The Company records receivables related to revenue when it has an unconditional right to invoice and receive payment.

The Company invoices its customers for its services on a monthly basis. Deferred revenue consists primarily of customer billings made in advance of performance obligations being satisfied and revenue being recognized. The Company’s disaggregated revenue streams are summarized and disclosed in Note 14.

Cost of revenues

Cost of revenues consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support; third party service fee including cloud and data usage, hosting fees and amortization and depreciation expenses associated with capitalized software, platform system and hardware. In addition, cost of revenues also include outsourcing contracted customer service representatives, customer surveys, contracted software development costs and allocated shared costs, primarily including facilities, information technology and security costs.

Advertising costs

Advertising costs amounted to $65,059, $62,501, and 174,924 for the years ended December 31, 2020, 2019, and 2018, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Operating leases

The Company leases office building at various locations. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, as well as office rental, depreciation, amortization and related expenses for the Company’s research and product development team. The Company recognizes software development costs in accordance with ASC 350-40 “Software—internal use software”. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development.

The Company also follows the provisions of FASB ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established using either the detail design approach or working model approach. Thereafter, until the product is released for sale, software development costs should be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. For the years ended December 31, 2020, 2019, and 2018, the company incurred approximately $0.1 million $0, and $0 in development cost that need to be expensed before technological feasibility achieved, respectively.

Value added taxes

Revenue represents the invoiced value of service, net of value added tax (“VAT”). The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company presents deferred tax assets and liabilities as noncurrent in the balance sheet based on an analysis of each taxpaying component within a jurisdiction.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2020 and 2019 are subject to examination by any applicable tax authorities.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2020, 2019 and 2018, there were no dilutive shares.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are PRC government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $805,603, $918,696, and $1,182,328 for the years ended December 31, 2020, 2019 and 2018, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption assuming the Company will remain an emerging growth company at that date. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2020, and interim reporting periods within annual reporting periods beginning after December 15, 2021. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. The Company has not early adopted this update and it will become effective on January 1, 2022 after FASB delayed the effective date for non-public companies with ASU 2020-05. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In July 2017, the FASB Issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity-lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company has adopted this ASU on January 1, 2020 and does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 after FASB delayed the effective date for non-public companies with ASU 2019-10. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (i) public business entities for periods for which financial statements have not yet been issued and (ii) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning January 1, 2021. Early adoption was permitted, including adoption in an interim period. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company is currently evaluating the impact of this new standard on Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 – Variable interest entity

On May 27, 2020, Infobird WFOE entered into the Contractual Arrangements with Infobird Beijing. The significant terms of these Contractual Arrangements are summarized in “Note 1 – Nature of business and organization” above. As a result, the Company classifies Infobird Beijing as a VIE which should be consolidated based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Infobird WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Infobird Beijing because it has both of the following characteristics:

(1)	The power to direct activities at Infobird Beijing that most significantly impact such entity’s economic performance, and

(2)	The right to receive benefits from Infobird Beijing that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Infobird Beijing pays service fees equal to all of its net income to Infobird WFOE. The Contractual Arrangements are designed so that Infobird Beijing operates for the benefit of Infobird WFOE and ultimately, the Company.

Under the Contractual Arrangements, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves, if any. As the VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Accordingly, the accounts of Infobird Beijing are consolidated in the accompanying consolidated financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements.

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2020	December 31, 2019

Current assets	$7,285,853	$5,944,254
Other assets	8,668,680	5,194,972
Total assets	15,954,533	11,139,226
Total liabilities	(7,823,238)	(7,544,671)
Net assets	$8,131,295	$3,594,555

	December 31, 2020	December 31, 2019

Current liabilities:
Accounts payable	$552,540	$1,160,125
Short-term loans – bank	3,065,134	2,872,820
Interest payable – related party	574,065	538,047
Other payables and accrued liabilities	687,702	644,590
Deferred revenue	1,755,967	1,453,690
Taxes payable	865,795	673,792
Total current liabilities	7,501,203	7,343,064
Deferred tax liabilities	322,035	201,607
Total liabilities	$7,823,238	$7,544,671

The summarized operating results of the VIEs are as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018

Operating revenues	$14,532,941	$18,248,289	$18,789,550
Gross profit	9,814,848	10,261,143	9,485,747
Income from operations	4,367,697	6,038,880	3,067,668
Net income	$4,060,160	$5,101,828	$2,442,375

Note 4 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2020	December 31, 2019

Accounts receivable	$4,242,392	$2,323,328
Allowance for doubtful accounts	(123,890)	(19,386)
Total accounts receivable, net	$4,118,502	$2,303,942

Movements of allowance for doubtful accounts are as follows:

	December 31, 2020	December 31, 2019

Beginning balance	$19,386	$12,635
Addition	97,538	15,250
Write off	—	(8,289)
Exchange rate effect	6,966	(210)
Ending balance	$123,890	$19,386

Note 5 – Property and equipment, net

Property and equipment consist of the following:

	December 31, 2020	December 31, 2019

Electronic devices	$161,571	$123,697
Office equipment, fixtures and furniture	83,380	78,148
Automobile	58,943	55,244
Computer and network equipment	369,654	322,209
Leasehold improvement	346,478	302,521
Construction in progress	1,971,568	1,799,997
Subtotal	2,991,594	2,681,816
Less: accumulated depreciation and amortization	(798,405)	(664,759)
Total	$2,193,189	$2,017,057

Depreciation expense for the years ended December 31, 2020, 2019, and 2018 amounted to $84,249, $119,461, and $113,324, respectively. In 2020, the Company did not dispose of any equipment. In 2019, the Company disposed of $28,142 of electronic equipment with accumulated depreciation of $27,298 for gross proceeds of $539 resulting in a loss on disposal of equipment of $305. In 2018, the Company disposed of $22,439 of electronic equipment with accumulated depreciation of $20,039 for gross proceeds of $567 resulting in a loss on disposal of equipment of $1,833.

Construction-in-progress consists of the following as of December 31, 2020:

Construction-in-progress description	Value	Estimated Completion date	Estimated Additional Cost to Complete
Guiyang Longdongbao Project (cloud computing facility in Guiyang)	$12,260,536	August 2022	Approximately $10 million

The Company completed the initial stage of the project, which included demolition, underground structure and design and permits. The Company is currently in negotiation with various contractors for the construction of the facility. As such, no significant contractual obligation regarding this project existed as of December 31, 2020. The Company obtained the Guiyang Provincial Enterprise Investment Project Filing Certificate in June 2020. The Company expects to start construction in the second half of 2021 and the project is estimated to be completed by the end of 2022.

Note 6 – Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of licensed software, capitalized development costs, platform system, and land use rights. The following table summarizes the components of acquired intangible asset balances as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

Licensed software	$2,822,063	$1,289,897
Capitalized development costs	3,932,617	1,929,767
Platform system	43,831	41,081
Land use rights*	435,315	411,307
Less: accumulated amortization	(1,986,074)	(1,473,622)
Intangible assets, net	$5,247,752	$2,198,430

*On June 3, 2015, Infobird Guiyang signed a cloud computing development agreement with the local Guiyang government to promote development of the local cloud computing industry. See construction in progress in Note 5. The Company obtained land use rights in Guiyang, China for 9,760.8 square meters of land for approximately $4.7 million (RMB 32,532,746) through public bidding. The land is for building of technology related infrastructure only. In return, the Guiyang government will subsidize the cost of land through a form of cash grant in the amount of approximately $4.5 million (RMB 31,068,626). The Company received such grant in 2015. The grant was given to promote the local cloud computing industry, there are no services to perform on the part of the Company and the grant was given without restriction. The only condition is that the land use right acquired was to be used for the cloud computing industry only. The Company recorded the grant as a reduction of the related land use rights.

Amortization expense for the years ended December 31, 2020, 2019, and 2018 amounted to $397,744, $84,068, and $228,604, respectively.

Amortization expense of capitalized development costs was $361,353, $77,119, and $0 during the years ended December 31, 2020, 2019, and 2018, respectively. The carrying value of capitalized development costs at December 31, 2020, 2019, and 2018 was $3,468,617, $1,852,648, and $456,199, respectively. No impairment of capitalized development costs were recognized as of December 31, 2020, 2019.

The estimated amortization is as follows:

Twelve months ending December 31,	Estimated amortization expense

2021	$1,091,791
2022	1,091,791
2023	1,089,615
2024	991,361
2025	734,608
Thereafter	248,586
Total	$5,247,752

Note 7 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2020	December 31, 2019

Salary payables	$563,334	$606,056
Employee reimbursement and benefit payables	38,167	24,284
Professional fees payable	78,482	—
Other miscellaneous payables	7,719	14,250
Total other payables and accrued liabilities	$687,702	$644,590

Note 8 – Short-term loans - bank

Outstanding balances on short-term loans - bank consisted of the following:

Bank Name	Maturities	Interest rate	Collateral/Guarantee	December 31, 2020	December 31, 2019

Bank of Beijing	Matured in May, June, and July 2019 (1) and April 2020 (2) and matures in March and April 2021 (3) and matures in February and March 2022 (4)	4.8% - 5.7%	Guarantee by Beijing SMEs Credit Re-guarantee Co., Ltd*	$3,065,134	$2,872,820

*Beijing SMEs Credit Re-guarantee Co., Ltd is a financial services company and provides credit re-guarantee business and short-term capital operation to small and medium enterprises. The Company incurred approximately 67,000 and $72,000 of guarantee fees during the years ended December 31, 2020 and 2019. In addition, Qing Tang, the spouse of Yimin Wu, the Company’s Chairman of the Board of Directors and Chief Executive Officer, has provided real estate property as collateral of approximately $3.2 million (RMB 22,000,000) with Beijing SMEs Credit Re-guarantee Co., Ltd to secure the guarantee with Bank of Beijing.

(1) In May 2018, Infobird Beijing entered into a two-year line of credit agreement with Bank of Beijing pursuant to which Infobird Beijing may borrow up to approximately $2.9 million (RMB 20,000,000) for operation purposes. The line of credit entitles Infobird Beijing to enter into separate loan contracts under the line of credit. From May 2018 to July 2018, Infobird Beijing signed two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $2.9 million (RMB 20,000,000) for operation purposes. The loans bore an interest rate of 5.7% with the maturity dates in May, June, and July 2019. The Company fully repaid the loans in March 2019.

(2) In April 2019, Infobird Beijing renewed two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $2.9 million (RMB 20,000,000) for operation purposes. The loans bore an interest rate of 5.2% with the maturity date in April 2020 and were renewed as stated below.

(3) In March 2020, Infobird Beijing renewed the line of credit for a two-year period. In March and April 2020, Infobird Beijing renewed the two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bear interest rates ranging from 4.8% to 5.0% with the maturity dates in March and April 2021 and were renewed as stated below.

(4) In February and March 2021, Infobird Beijing renewed the two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bear interest rate of 4.8% with the maturity dates in February and March 2022.

Interest expense pertaining to the above short-term loans - bank for the years ended December 31, 2020, 2019, and 2018 amounted to $141,880, $162,566, and $89,725 respectively.

Note 9 – Related party balances and transactions

Interest payable – related party

Name of Related Party	Relationship	Nature	December 31, 2020	December 31, 2019

Qing Tang	Spouse of Yimin Wu	Interest payable -Interest incurred from loan described below	$574,065	$538,047

In July 2016, Infobird Beijing signed two loan contracts with a related party, Qing Tang, the spouse of Yimin Wu, to obtain loans for a total of approximately $1.3 million (RMB 8,800,000) for operation purposes. The loans bore a 1.5% monthly interest rate (18% annual interest rate) and were due on demand. By October 2019, the principal of the loans were fully repaid.

Interest expense pertaining to the above short-term loan - related party for the years ended December 31, 2020, 2019, and 2018 amounted to $0, $176,354, and $365,100, respectively.

Loan Guarantee – related party

Qing Tang, the spouse of Yimin Wu, has provided real estate property as collateral of approximately $3.2 million (RMB 22,000,000) with Beijing SMEs Credit Re-guarantee Co., Ltd to secure a guarantee with Bank of Beijing for the line of credit in the amount of approximately $2.9 million (RMB 20,000,000). See Note 8 for more details.

Note 10 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Infobird HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Infobird HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Infobird WFOE, Infobird Beijing, Infobird Anhui, and Infobird Guiyang are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Infobird Beijing and Infobird Guiyang obtained the “high-tech enterprise” tax status in October 2017 and November 2016, respectively, which reduced their statutory income tax rate to 15% for a three year period. Infobird Beijing applied to renew the “high-tech enterprise” tax status in July 2020, and the status was approved by local authorities on December 2020. In November 2019, Infobird Guiyang’s “high-tech enterprise” tax status expired, and the Company has not renewed such “high-tech enterprise” tax status as of the date of this annual report as Infobird Guiyang also qualifies for 15% preferential income tax rate for enterprises whose core business is one of the industrial projects listed in the Catalogue of Encouraged Industries in western regions of China.

In addition, 75% of research and development expenses of Infobird Beijing, Infobird Anhui, and Infobird Guiyang are subject to additional deduction from pre-tax income while such deduction cannot exceed the total amount of pre-tax income.

Tax savings for the years ended, 2020, 2019 and 2018 amounted to $825,784, $814,256, and $543,404, respectively, with the 10% preferential tax rate reduction and additional deduction of 75% of research and development expenses.

The Company’s basic and diluted earnings per shares would have been lower by $0.04, $0.04, and 0.03 per share for the years ended December 31, 2020, 2019, and 2018, respectively, without the preferential tax rate reduction and research and development expenses reduction.

Income tax expenses for the years ended December 31, 2020, 2019 and 2018 amounted to $286,071, $673,034, and $145,263, respectively.

Significant components of the provision for income taxes are as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018

Current	$88,179	$316,944	$258,724
Deferred	197,892	356,090	(113,461)
Provision for income taxes	$286,071	$673,034	$145,263

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended	For the year ended	For the year ended
	December 31, 2020	December 31, 2019	December 31, 2018

China statutory income tax rate	25%	25%	25%
Preferential tax rate reduction	(9.7)%	(6.9)%	(10.1)%
75% of research and development expenses deduction	(9.3)%	(7.2)%	(10.9)%
Permanent difference	0.6%	0.8%	1.6%
Effective tax rate	6.6%	11.7%	5.6%

Deferred tax assets and liabilities – China

Significant components of deferred tax assets and liabilities were as follows:

	December 31,	December 31,
Deferred tax assets:	2020	2019

Allowance for doubtful account	$34,003	$2,908
Net operating loss carryforward	579,108	542,773
Deferred tax assets, net	613,111	545,681
Deferred tax liabilities:
Capitalized development costs	(545,253)	(285,827)
Deferred tax assets, net	$67,938	$259,854

Noncurrent deferred tax assets	$389,893	$461,461
Noncurrent deferred tax liabilities	(322,035)	(201,607)
Deferred tax assets, net	$67,858	$259,854

As of December 31, 2020 and 2019, the Company had net operating loss (NOL) carryforward of approximately $ $3.6 million, respectively, from the Company’s PRC subsidiary, Infobird Guiyang, which was operating at a loss prior to the year ended December 31, 2018. The NOL will expire by December 31, 2023. Infobird Guiyang expects to continue generate positive taxable income in the coming years, and believes it is more likely than not that its PRC operations will be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC. In addition, the Company had $225,936 and $19,386 of allowance for doubtful accounts held at its profitable PRC VIEs as of December 31, 2020 and 2019, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for the profitable PRC VIEs as of December 31, 2020 and 2019. Thus, there were no valuation allowances as of December 31, 2020 and 2019 in respect to the deferred tax assets on allowance for doubtful accounts.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of capitalized development costs. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended December 31, 2020, 2019, and 2018. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve (12) months from December 31, 2020.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31, 2020	December 31, 2019

VAT taxes payable	$530,269	$376,738
Income taxes payable	324,048	276,284
Other taxes payable	11,478	20,770
Total	$865,795	$673,792

Note 11 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash in bank. As of December 31, 2020 and 2019, $1,679,934 and $3,507,217 were deposited with financial institutions located in the PRC, respectively. Deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $77,000 (RMB 500,000). As of December 31, 2020 and 2019, $1,326,797 and $3,220,710 are over the China deposit insurance limit which is not covered by insurance, respectively.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and its financial statements are presented in U.S. dollars. The RMB appreciated by 6.3% from December 31, 2019 to December 31, 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the year ended December 31, 2020, two customers accounted for 34.8% and 13.2% of the Company’s total revenues. For the year ended December 31, 2019, China Guangfa Bank accounted for 77.3% of the Company’s total revenues. For the year ended December 31, 2018, China Guangfa Bank accounted for 76.7% of the Company’s total revenues.

As of December 31, 2020, three customers accounted for 50.8%, 19.9%, and 10.9% of the total balance of accounts receivable. As of December 31, 2019, China Guangfa Bank accounted for 77.6% and another customer accounted for 10.4% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2020, two vendors accounted for 19.1% and 10.9% of the Company’s total purchases. For the year ended December 31, 2019, three vendors accounted for 16.0%, 13.1% and 10.3% of the Company’s total purchases, respectively. For the year ended December 31, 2018, three vendors accounted for 21.6%, 12.4% and 11.2% of the Company’s total purchases, respectively.

As of December 31, 2020, three vendors accounted for 38.7%, 22.1% and 14.7% of the total balance of accounts payable, respectively. As of December 31, 2019, three vendors accounted for 18.6%, 12.9% and 12.3% of the total balance of accounts payable, respectively.

Note 12 – Equity

Ordinary shares

Infobird Cayman was established under the laws of the Cayman Islands on March 26, 2020. The authorized number of ordinary shares is 50,000,000 shares with a par value of $0.001 per ordinary share, and 19,000,000 ordinary shares were issued on March 26, 2020. The Company has retroactively restated all shares and per share data for all the periods presented pursuant to ASC 260. As a result, the Company had 50,000,000 authorized ordinary shares, par value $0.001 per share, of which 19,000,000 were issued and outstanding as of December 31, 2020 and 2019.

Capital contributions

For the years ended December 31, 2020, 2019 and 2018, the Company’s shareholders made capital contributions of $0, $0 and $202,104 to the Company, respectively.

Acquisition of noncontrolling interests

In August 2019, Infobird Beijing acquired an additional 18.18% of noncontrolling interests in Infobird Guiyang for approximately $1.8 million (RMB 12,360,000). The acquisition increased Infobird Beijing’s controlling interest in Infobird Guiyang from 72.00% to 90.18%. The excess of the price paid over the carrying value of noncontrolling interests, $1,685,154, was recorded as a reduction of the Company’s paid-in capital.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Infobird WFOE, Infobird Beijing, Infobird Anhui, and Infobird Guiyang (collectively “Infobird PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Infobird PRC entities.

Infobird PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Infobird PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Infobird PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Infobird PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Infobird PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2020 and 2019, amounts restricted are the paid-in-capital, registered capital and statutory reserves of Infobird PRC entities, which amounted to $6,308,638, and $5,902,867, respectively.

Statutory reserves

During the years ended December 31, 2020, 2019 and 2018, Infobird PRC entities collectively attributed $405,771, 31,778, and nil of retained earnings for their statutory reserves, respectively.

Note 13 – Commitments and contingencies

Lease commitments

The Company entered into several non-cancellable operating lease agreements for offices and employee dormitories for the year ended December 31, 2020. The Company’s commitment for minimum lease payments under the remaining operating leases as of December 31, 2020 for the next five years is as follows:

Twelve months ending December 31,	Minimum lease payment
2021	$431,467
2022	98,082
Thereafter	—
Total minimum payments required	$529,549

Rent expense for the years ended December 31, 2020, 2019, and 2018 was $437,814, $398,563, and $521,671, respectively.

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

On July 20, 2012, Infobird Anhui signed a leasing agreement with Hefei Shushan Economic Development District Management Committee (the “Plaintiff”) to lease certain properties in the industry park managed by the Plaintiff. A supplemental agreement was subsequently signed on August 6, 2012 which amended the term of the lease and provided certain incentives and subsidies to Infobird Anhui. In June 2019, the Plaintiff filed a lawsuit in Shushan District People’s Court against Infobird Anhui claiming the incentives and subsidy provided to Infobird Anhui was indeed a loan and Infobird Anhui was in default of loan contract of approximately $0.9 million (RMB 6,400,000). On August 1, 2019, Shushan District People’s Court issued a civil judgment against the Plaintiff. The Plaintiff subsequently filed an appeal in Anhui Province Hefei City Intermediary People’s Court. The Court ruled against the Plaintiff on December 3, 2019. The case was concluded and no contingent loss was recorded on the Company’s financial statements.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Infobird WFOE and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

COVID-19

In March 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of the Company’s business operations and workforce are concentrated in China, the Company’s business, results of operations, and financial condition have been adversely affected for the year ended December 31, 2020. The impact of COVID-19 on the macroeconomic outlook of China and any business disruption due to further resurgence of COVID-19 may have adverse financial impacts for the Company beyond 2021 and cannot be reasonably estimated at this time.

Note 14 – Segment information and revenue analysis

The Company follows ASC 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company and hence the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC.

Disaggregated information of revenues by business lines are as follows:

	For the year ended December 31,
	2020	2019	2018

Standard cloud-based services	$1,400,857	$2,018,919	$2,064,669
Customized cloud-based services	5,005,080	12,865,074	12,663,985
BPO services	1,747,310	2,007,919	1,994,501
Software development	5,404,262	27,754	—
Other revenues	975,432	1,328,623	2,066,395
Total revenues	$14,532,941	$18,248,289	$18,789,550

Note 15– Subsequent Events

On February 5, 2021, the Company obtained a line of credit in the amount of RMB 2,000,000 (approximately $0.3 million) from BOC Fullerton Community Bank with an annual interest rate of 8.5% to be due on February 4, 2024.

On February 5, 2021, the Company obtained a line of credit in the amount of RMB 3,000,000 (approximately $0.5 million) from Shanghai Pudong Development Bank with an annual interest rate of 4.35% to be due on February 5, 2022.

On April 22, 2021 the Company completed its initial public offering (“IPO”) of 6,250,000 ordinary shares at a public offering price of $4.00 per share, par value $0.001 per share, resulting in net proceeds to the Company of approximately $21.8 million after deducting underwriting discounts and commissions and other expenses. In connection with the IPO, the Company’s ordinary shares began trading on The Nasdaq Capital Market on April 20, 2021 under the symbol “IFBD”.

Note 16 – Condensed financial information of the parent company (unaudited)

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for Infobird Co., Ltd, the parent company.

The subsidiary did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020 and 2019.

INFOBIRD CO., LTD BALANCE SHEETS

	December 31, 2020	December 31, 2019

ASSETS
OTHER ASSETS
Investment in subsidiaries	$7,887,067	$3,424,072

Total assets	$7,887,067	$3,424,072

LIABILITIES AND EQUITY

LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

EQUITY

Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 19,000,000 shares issued and outstanding as of December 31, 2020 and 2019*	19,000	19,000
Additional paid-in capital	5,852,089	5,852,089
Statutory reserves	437,549	31,778
Retained earnings (Accumulated deficit)	1,084,383	(2,508,120)
Accumulated other comprehensive income	494,046	29,325
Total equity	7,887,067	3,424,072

Total liabilities and equity	$7,887,067	$3,424,072

 * Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on March 26, 2020.

INFOBIRD CO., LTD STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2020	2019	2018

EQUITY INCOME OF SUBSIDIARIES AND VIES	$3,998,274	$4,847,357	$2,604,587

NET INCOME	3,998,274	4,847,357	2,604,587

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	464,721	(28,797)	22,803
COMPREHENSIVE INCOME	$4,462,995	$4,818,560	$2,627,390

INFOBIRD CO., LTD STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2020	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,998,274	$4,847,357	$2,604,587
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries and VIEs	(3,998,274)	(4,847,357)	(2,604,587)
Net cash used in operating activities	—	—	—

CHANGES IN CASH	—	—	—

CASH, beginning of year	—	—	—

CASH, end of year	$—	$—	$—

* * * * *