Form 20-F/A
period 2020-12-31
Infobird Co., Ltd
filed 2021-05-17
CIK 1815566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

☐ Yes ☐ No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Infobird Co., Ltd for the fiscal year ended December 31, 2020 (the “Form 20-F”) is being filed solely for purposes of including the XBRL exhibits which were inadvertently stripped from the Form 20-F when the Form 20-F was transmitted to the Securities and Exchange Commission. No other changes have been made to the Form 20-F.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 29, 2021)
2.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234)) filed with the Securities and Exchange Commission on January 12, 2021)
2.2	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
2.3	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-251234)), originally filed with the Securities and Exchange Commission on December 9, 2020, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 30, 2021)
4.1	Unofficial English Translation of Exclusive Business Cooperation Agreement by and between Infobird Digital Technology (Beijing) Co., Ltd and Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.2	Unofficial English Translations of Exclusive Option Agreements by and among Infobird Digital Technology (Beijing) Co., Ltd, Beijing Infobird Software Co., Ltd and the shareholders of Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.3	Unofficial English Translations of Equity Interest Pledge Agreements by and among Infobird Digital Technology (Beijing) Co., Ltd, Beijing Infobird Software Co., Ltd and the shareholders of Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.4	Unofficial English Translations of Shareholders’ Powers of Attorney, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.5	Unofficial English Translations of Spousal Consent Letters, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.6	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
4.7	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.8	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.9	Form of Independent Director Agreement between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.10	Form of Independent Director Agreement by and between the registrant and its U.S. independent director, Harry D. Schulman (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.11	Form of Independent Director Agreement by and between the registrant and Zhixiong Wang (incorporated by reference to Exhibit 10.22 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
4.12	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.13	Employment Agreement, by and between Yimin Wu and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.14	Employment Agreement, by and between Lianfang Zhou and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.15	Employment Agreement, by and between Chunhsiang Chen and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)

4.16	Employment Agreement, by and between Hsiaochien Tseng and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.17	Unofficial English Translation of Beijing House Lease Contract, by and among Beijing Infobird Software Co., Ltd, Wang Tao, Wang Yong, and Beijing Yuanxing Real Estate Brokerage Co., Ltd., dated as of February 27, 2019 (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.18	Unofficial English Translation of Beijing House Lease Contract, by and among Beijing Infobird Software Co., Ltd, Wang Tao, and Wang Yong, dated as of November 8, 2019 (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.19	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Technology Co., Ltd. and Qin Huxiang (incorporated by reference to Exhibit 10.18 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.20	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Technology Co., Ltd. and Wang Haihong (incorporated by reference to Exhibit 10.19 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.21	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Technology Co., Ltd. and Yang Xiaokang (incorporated by reference to Exhibit 10.20 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.22	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Technology Co., Ltd. and Zhang Zhihua, dated as of November 14, 2019 (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.23	Amendment to Independent Director Agreement by and between the registrant and its U.S. independent director, Harry D. Schulman
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

INFOBIRD CO., LTD

By:	/s/ Yimin Wu
Yimin Wu
Chief Executive Officer and Chairman of the Board of Directors

Date: May 17, 2021

3