Form 20-F
period 2021-12-31
Infobird Co., Ltd
filed 2022-05-16
CIK 1815566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

As of December 31, 2021, there were 25,445,000 ordinary shares issued and outstanding, par value $0.001 per ordinary share.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	The “Company,” “we,” “us” and “our” refer to Infobird Co., Ltd and its subsidiaries, its variable interest entity and the subsidiaries of its variable interest entity.

●	“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

●	We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

●	Our functional currency is RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Assets and liabilities are translated into U.S. dollars at the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York as of the balance sheet dates, the statements of income are translated using the average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, the balance sheet amounts, with the exception of equity at December 31, 2021 and 2020 were translated at 6.3726 RMB and 6.5250 RMB, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2021, 2020, and 2019 were 6.4508 RMB, 6.9042 RMB and 6.9081 RMB to $1.00, respectively. Cash flows were also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. Factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements, include, but are not limited to, the factors summarized below:

●	We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.

●	We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

●	We have a limited operating history. There is no assurance that our future operations will be profitable. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

●	The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.

●	We are based in, and our operations are located in, China through our subsidiaries, our VIE and its subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

●	We operate in highly competitive markets and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

●	Our future growth depends in part on new products and new technology innovation, and failure to invent and innovate could materially and adversely impact our business prospects.

●	Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

●	If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to China’s legal system could materially and adversely affect us.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

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

A. [Reserved]

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

Our management team has limited public company experience. We have not previously operated as a public company in the United States and several of our senior management positions are currently held by employees who have been with us for a short period of time. Our entire management team, as well as other company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our consolidated financial statements or possible restatement of financial results, our stock price may be materially and adversely affected, and we may be unable to maintain compliance with the listing requirements of Nasdaq. Any such failures could also result in litigation or regulatory actions by the Securities and Exchange Commission, or the SEC, or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially and adversely affect our business, financial condition, results of operations and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

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

We generate a significant portion of our revenues primarily from a few major customers, and loss of business from such customers could reduce our revenues and significantly harm our business.

We generate a significant portion of our revenues primarily from a few major customers, and loss of business from such customers could reduce our revenues and significantly harm our business. One or a few customers have in the past, and may in the future, represent a substantial portion of our total revenues in any one year or over a period of several years. We believe that in the foreseeable future we will continue to derive a significant portion of our revenues from a small number of major customers.

For the year ended December 31, 2021, four customers accounted for 20.9%, 11.8%, 10.6% and 10.4% of our total revenues, respectively, and four customers accounted for 34.7%, 22.7%, 17.1% and 14.7% of the total balance of our accounts receivable, respectively. For the year ended December 31, 2020, two customers, one of which was China Guangfa Bank, accounted for 34.8% and 13.2% of our total revenues, respectively, and three customers accounted for 50.8%, 19.9%, and 10.9% of the total balance of our accounts receivable, respectively. For the year ended December 31, 2019, one customer, China Guangfa Bank, accounted for 77.3% of our total revenues and the same one customer, China Guangfa Bank, accounted for 77.6% and another customer accounted for 10.4%, respectively, of the total balance of our accounts receivable. China Guangfa Bank accounted for 0% of our total revenues for the year ended December 31, 2021.

Our ability to maintain close relationships with major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year to year, in particular since we are generally not our customers’ exclusive technology services provider and we do not have long-term commitments from any of our customers to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year. The services we provide to our customers, and the revenues and income from those services, may decline or vary as the type and quantity of services we provide changes over time. In addition, our reliance on any individual customer for a significant portion of our revenues may give that customer a certain degree of pricing leverage against us when negotiating contracts and terms of service. In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a customer, and these factors are not predictable. These factors may include organization restructuring, pricing pressure, changes to its technology strategy, switching to another services provider or returning work in-house. The loss of any of our major customers could adversely affect our financial condition and results of operations.

We primarily rely on a limited number of vendors, and the loss of any such vendor could harm our business.

For the year ended December 31, 2021, three vendors accounted for 38.4%, 15.0% and 11.9% of our total purchases, and two vendors accounted for 73.4% and 23.1% of the total balance of our accounts payable, respectively. For the year ended December 31, 2020, two vendors accounted for 19.1% and 10.9% of our total purchases, and three vendors accounted for 38.7%, 22.1% and 14.7% of the total balance of our accounts payable, respectively. For the year ended December 31, 2019, three vendors accounted for 16.0%, 13.1% and 10.3%, respectively, of our total purchases, and also accounted for 18.6%, 12.9% and 12.3%, respectively, of the total balance of our accounts payable. For 2019 and 2020, our vendors were mainly telecommunications carriers and our purchases from such vendors were value-added telecommunications services, such as voice lines and research services.   For 2021, our vendors were mainly system hardware and information software suppliers for our business integration solution business. We enter into agreements with vendors in the ordinary course of our business. Such agreements generally have initial terms ranging from two to three years and typically contain automatic renewal provisions. Any difficulty in replacing such vendors could negatively affect our performance. If we are prevented or delayed in obtaining services, products, or components for products, due to political, civil, labor or other factors beyond our control that affect our vendors, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. Such delays may significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured.

We operate in highly competitive markets and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

The markets we compete in are highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow our market share, any of which could substantially harm our business and results of operations. We compete for customers primarily on the basis of our brand name, price and the range of products and services that we offer. Across our business, we face competitors who are constantly seeking ideas which will appeal to customers and introducing new products that compete with our products. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, less-costly production, more established relationships with a broader set of suppliers and customers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than we do. We cannot assure that we will be able to successfully compete against new or existing competitors. If we fail to maintain our reputation and competitiveness, customers demand for our products may decline.

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

Pursuant to the PRC Regulations on Telecommunications, in order to engage in value-added telecommunications services, or VATS, a services provider must obtain a value-added telecommunications business operating license, or VATS License, from the MIIT or its provincial level counterparts. For example, pursuant to the Catalogue of Telecommunications Business, the call center business refers to the provision of business consultation, information consultation and data query services to users, with the entrustment of enterprises or institutions, based on the call center system and database technology connected to public communication network or the internet and the information database established by information collection, processing and storage. Therefore, a VATS License with the business scope of “Nationwide Domestic Call Center Services” is required for the provision of call center services all over China. As of December 31, 2021, Infobird Guiyang has obtained a VATS License with the business scope of “Domestic Call Center Services in Guizhou Province only” while a broader scope covering national service is required. In addition, Infobird Beijing has obtained a VATS License with the business scope of “Nationwide Domestic Call Center Services”. We are currently in the process of switching the counterparty on our relevant existing agreements with customers from Infobird Guiyang to Infobird Beijing in order to be compliant with such restrictions. If the relevant PRC government authority decides that we are operating without the proper license, we may be subject to penalties such as confiscation of the revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation of our operations.

As of December 31, 2021, we have not been subject to any material penalties from the relevant government authorities for failure to obtain any license for our business operations in the past. We cannot assure you, however, that the government authorities will not do so in the future. If we do not obtain, hold or maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing customers or be able to attract new customers and could lose revenues, and we may also be subject to penalties, which could have a material and adverse effect on our business and results of operations.

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

Our business involves the collection, storage, processing and transmission of customers’ business data. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology, or IT, systems, some of which have involved sophisticated and highly targeted cybersecurity attacks, including on portions of their websites or infrastructure. We may also be subjected to breaches of cybersecurity by hackers. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about cybersecurity are increased when we transmit information. Electronic transmissions can also be subjected to cybersecurity attacks, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our associated participants, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other cybersecurity attacks could be targeted against us for a variety of purposes, including interfering with our products and services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liabilities, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

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

As of December 31, 2021, we had 391 employees, all of whom were full-time employees and were located in China.  As our company continues to grow, we also expect to expand our employee base. In addition, we intend to grow by expanding our business, increasing market penetration of our existing products and developing new products. Future growth would impose significant additional responsibilities on our management, including the need to develop and improve our existing administrative and operational systems and our financial and management controls and to identify, recruit, maintain, motivate, train, manage and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. We cannot assure you that these direct or indirect shareholders of our company who are PRC residents will be able to successfully update the registration of their direct and indirect equity interest as required in the future. If they fail to update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected. In addition, non-U.S. shareholders may experience unfavorable tax consequences if such non-U.S. shareholders are determined to be a resident enterprise for PRC tax purposes. See “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations on Tax in the PRC” and “Item 10.E. Taxation - PRC Taxation” for further information.

As of the date of this annual report, to our knowledge, all of our shareholders had registered according to SAFE Circular 37.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of December 31, 2021, we have not made adequate employee benefit payments in strict compliance with the relevant PRC regulations for and on behalf of our employees.  Our failure in making contributions to various employee benefits plans in strict compliance with applicable PRC labor-related laws and regulations may subject us to late payment penalties, and we could also be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Currently, all of our offices are located on leased premises. As of December 31, 2021, some of the lessors of our leased properties in China have not provided us with their property ownership certificates. If our lessors are not the owners of the properties, or if they have not obtained the proper authorization from the legal owners of the properties, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. Any relocation would require us to locate and secure additional facilities, expenditures of additional funds in connection with the relocation and preparation of replacement facilities. This could affect our ability to provide uninterrupted services to our customers and harm our reputation, which in turn could materially and adversely affect our business, results of operations and financial condition.

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

We conduct our business through Infobird Beijing by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of domestic call center services. The major foreign investor of a domestic call center services provider is required to have a record of good performance and operating experience in managing value-added telecommunications business, however, such requirement of record of good performance and operating experience in managing value-added telecommunications business for the major foreign investor was repealed by the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, effective on May 1, 2022. We are a company registered in the Cayman Islands and Infobird WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China mainly through Infobird Beijing and its subsidiaries, based on a series of contractual arrangements by and among Infobird WFOE, Infobird Beijing and its shareholders.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the Contractual Arrangements between Infobird WFOE and Infobird Beijing. We have been advised by our PRC counsel, Fangda Partners, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and Contractual Arrangements with Infobird WFOE, Infobird Beijing and its shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among Infobird WFOE and Infobird Beijing and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. Therefore, the Contractual Arrangements may be determined by PRC authorities to be inconsistent with the laws and regulations of the PRC, including those related to foreign investment in certain industries. Our ordinary shares could decline in value or become worthless if such determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries and the VIE that conduct substantially all of our operations.

In addition, if any of our PRC entities or their ownership structure or the Contractual Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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

If our VIE or its shareholders fail to perform their respective obligations under the Contractual Arrangements or if any physical instruments, such as chops and seals, or other indicia of corporate power or authority, are used without our authorization, we may have to incur substantial costs and expend additional resources to seek legal remedies under PRC laws, including specific performance or injunctive relief, and/or claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIE were to refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to the Contractual Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

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

Our current corporate structure and business operations may be affected by the relatively newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. In addition, the State Council approved the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, on December 26, 2019, effective from January 1, 2020. Since they are relatively new, uncertainties exist in relation to their interpretation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council of the PRC, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIE through contractual arrangements will not be deemed as foreign investment in the future.

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

In recent years, there have been outbreaks of epidemics in various countries, including China. Recently, there was an outbreak of a novel strain of coronavirus, or COVID-19, in China, which spread rapidly to several parts of the world. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout China and several other parts of the world. In March 2020, the World Health Organization declared COVID-19 a pandemic.

Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 pandemic or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or treat its impact, almost all of which are beyond our control. Current and potential impacts include, but are not limited to, the following:

●	We temporarily closed our offices and implemented a work-from-home policy beginning in February 2020, as required by relevant PRC regulatory authorities. We reopened our offices in April 2020. We then closed our office again in Shanghai in April 2022 (which remain closed as of the date of this annual report), and the majority of the employees at our Beijing offices are working from home while such offices remain open as of the date of this annual report, as required by relevant PRC regulatory authorities. Our other offices in China remain open and employees are currently working onsite as of the date of this annual report;

●	Due to the nature of our business, the impact of the closure on our operational capabilities was not significant, as most of our work force continued working offsite during such office closures;

●	Our customers were negatively impacted by COVID-19, which may reduce their budgets for customer services in 2021 and beyond. We experienced a slowdown in revenue growth in 2021, as our business was negatively impacted by the COVID-19 pandemic; and

●

The situation may worsen if the COVID-19 pandemic continues. Some of our customers has been affected by COVID-19 and requested additional time to pay us which required us to record additional allowances of $2.3 million. We will continue to closely monitor our payment collections throughout 2021 and beyond.

Our construction progress in Guiyang has been further delayed due to the temporary postponement of certain activities by local government authorities to slow the spread of COVID-19. As a result, for the year ended December 31, 2021, we recorded an impairment of approximately $2.4 million through the delay of our construction progress and land use rights from our subsidiary, Infobird Guiyang. In addition, due to reduced profit projections as a result of the resurgence of COVID-19 in China in the first quarter of 2022 that caused lock-downs in various places in China, we recorded additional impairment on our intangible assets of $1.3 million for the year ended December 31, 2021.

Because of the uncertainty surrounding the COVID-19 pandemic, the financial impact related to COVID-19 cannot be reasonably estimated at this time. Our consolidated results for fiscal year 2021 have been adversely affected, but we expect our revenue in 2022 to increase due to demand for our services across industries. However, due to various reasons, such as actual operational capability and the recent outbreak of COVID-19 in China, we cannot guarantee that our total revenues for fiscal year 2022 will grow or remain at a similar level compared to fiscal year 2021, and such results of operations for fiscal year 2022 may still be adversely impacted by the COVID-19 pandemic.

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

We are based in, and our operations are located in, China through our subsidiaries, our VIE and its subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

Because our operations are conducted in China through our subsidiaries, our VIE and its subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of our business, may intervene in or influence our operations at any time, and may exert more control over foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within China may impose new, stricter regulations, or interpretations of existing regulations, that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, our subsidiaries, our VIE and its subsidiaries in the PRC may be subject to governmental and regulatory interference in the provinces in which they operate. We could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions. Our ability to operate in China may be impaired by any such laws or regulations, or any changes in laws and regulations in the PRC. We may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply. Recent statements by the Chinese government have indicated an intent to exert more oversight and control over foreign investments in China-based issuers. Given the current regulatory environment in the PRC, we are subject to the uncertainty of different interpretation and enforcement of rules and regulations in the PRC adverse to us, which may be announced or implemented with little or no advance notice. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges becomes required, or if such permission may be withheld or rescinded once granted. Accordingly, the Chinese government’s actions in the future, including any decision to intervene in or influence our operations at any time or to exert control over foreign investment in China-based issuers, may cause us to make material changes to our operations, may significantly limit or completely hinder our ability to continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, PRC law still restricts certain foreign investments in China, and such laws are continually evolving, as more fully described under “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations Relating to Foreign Investment”. China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual arrangements and rights, including under the Contractual Arrangements, or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

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

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the SCNPC, the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, the CAC, the Ministry of Public Security, or the MPS and State Administration of Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

In June 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

In November 2021, the CAC released the Regulations of Internet Data Security Management (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things,(i) the listing in a foreign country of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty

Personal Information and Privacy

In August 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. Theses draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises. On April 2, 2022, the CSRC promulgated Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments), according to which, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will jeopardize national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Mergers and Acquisitions and Overseas Listings.”

There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing would be further amended, revised or updated, their enactment timetable and final content. As the CSRC may formulate and publish guidelines for filings in the future, the draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. The draft Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises does not provide for a clear scope of government work secrets or the documents and materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

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

In addition, the Enterprise Income Tax Law, or EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Under the Notice of the State Taxation Administration on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include, but are not limited to: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the STA promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner.” Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties promulgated by the STA on October 14, 2019 and became effective from January 1, 2020, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, collect and retain relevant materials for reference in accordance with these treaties and accept supervision and management from the tax authorities.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed the statutory limits. Any medium-or long- term loan to be provided by us to our PRC subsidiaries must be filed and registered with the National Development and Reform Commission, or NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE Circular 142 regulates the conversion by FIEs of foreign currency into Renminbi by restricting the usage of converted Renminbi. SAFE Circular 142 provides that any Renminbi capital converted from registered capitals in foreign currency of FIEs may only be used for purposes within the business scopes approved by PRC governmental authority and such Renminbi capital may not be used for equity investments within China unless otherwise permitted by PRC law. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi capital converted from registered capital in foreign currency of FIEs. The use of such Renminbi capital may not be changed without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. On July 4, 2014, SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of FIEs in 16 pilot areas. According to SAFE Circular 36, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of an ordinary FIE in the pilot areas, and such FIE is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC within and in accordance with the authorized business scope of such FIEs, subject to certain registration and settlement procedure as set forth in SAFE Circular 36. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 36 and SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 may significantly limit our ability to use transfer any foreign currency we hold, including the net proceeds of our initial public offering to fund the establishment of new entities in China by our subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish variable interest entities in the PRC, which may materially and adversely affect our business, financial condition and results of operations. In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could materially and adversely affect our PRC subsidiaries’ liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

 Discontinuation of any of the preferential tax treatments available to us or imposition of any additional taxes could adversely affect our financial condition and results of operations.

The EIT Law and its implementation rules, effective 2008, unified the previously existing separate income tax laws for domestic enterprises and FIEs and adopted a unified 25% enterprise income tax, or the EIT, rate applicable to all resident enterprises in China, subject to certain exceptions. In addition, certain enterprises may enjoy a preferential EIT rate of 15% under the EIT Law if they qualify as High and New Technology Enterprise, or HNTE, subject to various qualification criteria. For example, in 2021, Infobird Beijing qualified as a HNTE and was eligible for a 15% preferential tax rate effective for two years starting from 2021 to 2023. If Infobird Beijing fails to maintain or renew its HNTE status, its applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. In 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective in September 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the software services business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review. On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, or the Office of the Working Mechanism, will be established under the NDRC, who will lead the task together with the MOFCOM. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Relating to Foreign Investment.”

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

The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.

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

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, meaning the number of “non-inspection” years would be decreased from three to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. Our auditor, Friedman LLP, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determination.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determination, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

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

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified eight material weaknesses in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (United States), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States, or U.S. GAAP, and SEC reporting and compliance requirements. The other material weaknesses related to the absence of policies and procedures and related risk mitigations surrounding our IT policies and procedures, including (ii) deficiencies in third party vendor management, (iii) deficiencies in backup management and recovery management, (iv) deficiencies in user accounts management, (v) lack of segregation of duties and monitoring of privileged accounts, (vi) deficiencies in monitoring access to systems and data, (vii) deficiencies in password management and (viii) deficiencies in vulnerability assessment and patch management. We are currently in the process of remediating the material weaknesses described above and we intend to continue implementing the following measures, among others, to remediate the material weaknesses. We plan to: (i) improve our reporting process by actively hiring more qualified accounting personnel; (ii) prepare a systematic policies and procedures manual for our IT processes in order to develop enhanced risk assessment procedures and controls related to changes in IT systems; (iii) regularly conduct internal evaluation for IT-related departments and all IT staff; (iv) regularly conduct network security training for IT employees to provide employees with security awareness; (v) establish a qualification assessment procedure for third-party service providers; (vi) improve demand analysis and detailed design/specification of new IT projects. All new IT projects undergo user acceptance testing and implementation approval; (vii) ensure system and information security, strictly control the approval of system permissions and review them regularly, enforce password complexity policies, and regularly audit and analyze logs; and (viii) enforce and monitor IT standard procedures and safety management specifications.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report for the fiscal year ending December 31, 2021. See “Item 15. Disclosure Controls and Procedures” for further information. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. For example, legislative or other regulatory action in the United States could result in listing standards or other requirements that, if we cannot meet, may result in delisting and adversely affect our liquidity or the trading price of our shares that are listed or traded in the United States. If we fail to comply with the applicable listing standards and Nasdaq delists our ordinary shares, we and our shareholders could face significant material adverse consequences, including:

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

Sales of a substantial number of our ordinary shares in the public market could occur at any time. We have issued and outstanding 25,445,000 ordinary shares. Of that amount, 13,184,833 shares are restricted as of May 9, 2022  as a result of securities laws and/or lock-up agreements, but will be able to be sold in the future subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

Our directors, officers and principal shareholders holding 5% or more of our ordinary shares, collectively, control approximately 50.12% of our outstanding ordinary shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of us or our assets, and might affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We have broad discretion in the use of proceeds from our initial public offering designated for working capital and general corporate purposes.

In April 2021, we issued and sold 6,250,000 ordinary shares in our initial public offering, and in June 2021, we issued and sold 125,000 ordinary shares pursuant to the partial exercise of the underwriter’s over-allotment option in connection with our initial public offering. We have used net proceeds from our initial public offering for strengthening sales and marketing, research and development, and general corporate purposes, including the expenses we spent to become, and maintain our status as, a publicly listed company in the United States.   Within those categories, we have not determined the specific allocation of the net proceeds. Our management will have broad discretion over the use and investment of the net proceeds within those categories. Accordingly, investors have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

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

Infobird Beijing, a PRC limited liability company, was established on October 26, 2001 under the laws of the PRC. On October 17, 2013, Infobird Beijing established a 90.18% owned subsidiary, Guiyang Infobird Cloud Computing Co., Ltd, or Infobird Guiyang, a PRC limited liability company, while Shengmin Wu, the brother of Yimin Wu, owns 0.82% and Lanlan Luo, an unrelated third party, owns 9.00% of the noncontrolling interests in Infobird Guiyang. On June 20, 2012, Infobird Beijing established a 99.95% owned subsidiary, Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd, which changed its name to Anhui Xinlijia E-commerce Co., Ltd in January 2022), or Infobird Anhui, a PRC limited liability company, while Ji Meng, a shareholder of Infobird Beijing and a shareholder of one of our principal shareholders, CRExperience Limited, owns 0.05% of the noncontrolling interests in Infobird Anhui. Infobird Guiyang engages in software development and mainly provides business process outsourcing, or BPO, services to customers, and Infobird Anhui engages in software development and mainly provides cloud services and technology solutions to customers.

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

On December 2, 2021, Infobird Beijing completed a 51% acquisition of Shanghai Qishuo Technology Inc., or Shanghai Qishuo, a PRC limited liability company and a SaaS provider of big data analysis to retail stores aimed at operation improvement, for approximately $1.3 million (RMB 8.6 million). Shanghai Qishuo is a fast-growing provider of consumer product and retail store digitalization solutions.

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

The equity interest pledge agreements shall come into force the date on which the pledged interests are recorded, which is within three (3) days after signing of the agreements on May 27, 2020, under Infobird Beijing’s register of shareholders and are registered with the competent Administration for Market Regulation of Infobird Beijing until all of the obligations to Infobird WFOE have been fulfilled completely by Infobird Beijing. Nineteen shareholders of Infobird Beijing have registered the pledges of equity interest with the competent Administration for Market Regulation in accordance with the Civil Code of the PRC and we intend to register the pledge of equity interest of one shareholder with the competent Administration for Market Regulation once practicable.

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

Our capital expenditures were incurred primarily in connection with payment of property and equipment and software. Our capital expenditures were approximately $2.2 million, $3.2 million and $2.1 million for the years ended December 31, 2021, 2020, and 2019, respectively. We were in the process of constructing a cloud computing facility in Guiyang, China, which has been postponed due to the time needed to negotiate with various vendors and to obtain various government permits, particularly due to the impacts of COVID-19. The facility is expected to have two buildings consisting of approximately 43,000 square meters in total, which is expected to house our cloud and BPO services operations and also fulfill the purposes of offices, research centers, logistics and employee dormitories. This facility is intended to replace our current facilities in Guiyang and some of our facilities in Beijing and Hefei, China, which are currently leased. We have completed demolition, underground structure and design. As we were in the process of negotiating with contractors and other parties for the construction of the facility and obtaining various government permits for the start of construction, we had no material existing capital expenditure commitments as of December 31, 2021. In June 2020, we obtained the Guiyang Provincial Enterprise Investment Project Filing Certificate. Due to further delays of the project related to local governments’ limitation of economic activities in response to the resurgence of COVID-19 variants, we recorded impairment loss of $2.0 million of our construction in progress for the year ended December 31, 2021, as we were unable to estimate when we will obtain the permits to start construction and we will continue leasing our facilities for expansion needs.

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

We value our proprietary technologies and strong research and development capabilities, which we believe differentiate us from other software companies in the customer engagement industry. As of December 31, 2021, we had an intellectual property portfolio consisting of 19 patents, 52 software copyrights, 1 artwork copyright, 41 registered trademarks and 27 domain names in the PRC and 3 registered trademarks outside of the PRC.

Our research and development department was composed of 131 personnel, including software engineers and internet technology specialists, as of December 31, 2021, which accounted for approximately 33.5% of our total employees. We have invested significantly in research and development and intend to continue to do so. For the years ended December 31, 2021, 2020 and 2019, our research and development expenses amounted to approximately
$3.3 million, $1.9 million and $1.5 million, respectively.

In 2021, we had approximately 4,712 average monthly paid user accounts. We have been diversifying and expanding our customer base with our standard cloud-based services which require less customization effort than customized cloud-based services and are capable of scaling quickly. With prevailing standard cloud-based services, we gradually decreased the percentage of revenue generated from China Guangfa Bank in our total revenue from 77.3% for the year ended December 31, 2019 to 34.8% for the year ended December 31, 2020 and 0% for the year ended December 31, 2021. Our ability to maintain close relationships with our clients is essential to the growth and profitability of our business. Through constant technological innovation and accumulated vertical knowledge in our clients’ industries, we continue to build strong relationships with our clients. Once a client utilizes our solutions, we subsequently seek to deepen such relationships through cross-selling and upselling our services and products. We deploy both direct and indirect sales approaches, including outreach by our sales team, organizing and participating in forums and seminars, online advertising, and cooperating with referral and reseller partners. The majority of our sales team is based in four major cities in China: Beijing, Shanghai, Guangzhou, and Guiyang, which cover the most developed and populated cities of China.

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

Our Products and Services

We offer cloud-based standard and customized customer engagement services with various SaaS and BPO services to corporate clients. Our customer engagement services are generally categorized into (i) standard cloud-based services, which are our standard SaaS or assembly of some of our fundamental SaaS to meet our clients’ needs, which generally requires less resources than our customized cloud-based services, and (ii) customized cloud-based services, which involve preliminary research of clients’ businesses and their objective of customer engagement, along with design, modification, and integration of some of our fundamental SaaS in order to fit seamlessly with our clients’ actual business processes in a short period of time and with low cost through our no-code development platform. Customized cloud-based services include customized SaaS, voice/data plan, which includes telecommunication usage such as telephone calls and messaging that our customers can subscribe for, and technical support. Clients that use either standard or customized cloud-based services generally enter into contracts that range between one to three years. Dependent on the contractual arrangements, once a contract has been entered into, the clients are subscribed to our paid user accounts and we will charge them either a one-off subscription fee or we will charge them based on the usage of our services. For the years ended December 31, 2021, 2020 and 2019, standard cloud-based services amounted to approximately $2.0 million, $1.4 million and $2.0 million, representing approximately 20.6%, 9.7% and 11.1% of our total revenues, respectively. For the years ended December 31, 2021, 2020 and 2019, customized cloud-based services amounted to approximately $0, $5.0 million and $12.9 million, representing approximately 0%, 33.8% and 70.5% of our total revenues, respectively.

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

BPO Services

We provide BPO services through utilization of the technologies used in our cloud call center and our experiences in customer engagement. BPO is the contracting of business activities and functions to third-party providers, such as technical support, sales and marketing, customer service and BPO operation management. Our BPO services consist of call center outsourcing operation services. We supply a full set of resources for such services, including the physical space, physical agents, call center equipment, fixed line and internet network, system management, maintenance and other services to meet our clients’ needs. Either way, clients can choose whether to empower such call center with our intelligent application software. We also offer data analytics on qualified indicators of performances of BPO for clients. Revenue from BPO services is generated from assisting customers to operate the call centers services. Customers using these services are not permitted to take possession of our software and physical resources and the contract is for a defined period, where customers pay a monthly service fee. For the years ended December 31, 2021, 2020 and 2019, our BPO service fees amounted to approximately $2.3 million, $1.7 million and $2.0 million, representing approximately 23.5%, 12.0% and 11.0% of our total revenues, respectively.

We have provided BPO services exclusively through Infobird Guiyang, subsidiary of our VIE, since 2015. As of December 31, 2021, we employed 128 agents and outsourced 61 agents in connection with our BPO services, and we have served 15 corporate clients in the finance, consumer products, and information technology services industries that utilized our BPO services.

Sales and Marketing

We deploy both direct and indirect sales approaches to market our services to both existing and potential clients.

We utilize the direct approaches with our sales team and in the fiscal year 2021, we formed a team of 77 sales representatives, which mainly includes regional sales representatives and telemarketing sales representatives. Our regional sales representatives are to target mid-to-large enterprises in four major geographic markets in China: Beijing, Shanghai, Guangzhou, and Guiyang. We have also recruited several experienced sales representatives with rich resources in the strategic industries we target, who we believe can proactively create high-quality new sales leads. In addition, we have established a telemarketing team to target small-to-medium enterprises with our standard cloud-based services. Our sales team is also responsible for the renewal of existing contracts and the promotion of new products to existing clients. Once we have established relationships with clients, we subsequently seek to deepen such relationships through cross-selling and upselling our solutions, so that we become an integral part of our clients’ operations.

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

Research and Development

We invest significant resources in research and development—not only to support our existing business and enhance our service and product offerings—but also to incubate new technological breakthroughs and business initiatives. As of December 31, 2021, our research and development team consisted of 131 personnel, including software engineers and internet technology specialists, which accounted for approximately 33.5% of our total employees.  We have invested significant resources to maintain our technological advantages and intend to continue to extensively invest in our research and development capabilities. For the years ended December 31, 2021, 2020 and 2019, our research and development expenses amounted to approximately $3.3 million, $1.9 million and $1.5 million, respectively.

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

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December 31, 2021, we had rights to 19 patents, 52 software copyrights, 1 artwork copyright, 41 registered trademarks and 27 domain names in the PRC and 3 registered trademarks outside of the PRC.

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

On January 8, 2021, the CAC promulgated the Internet Information Services Measures (Revised Draft for Comments), which sets forth detailed rules on the internet information service activities. As of the date of this annual report, the draft has not been formally adopted.

Regulations on Foreign Direct Investment in Value-Added Telecommunications Companies

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and recently amended on March 29, 2022 and took effect on May 1, 2022, and the Catalog of Industries for Encouraging Foreign Investment (2020 Version), or the Encouragement Catalogue, which were promulgated by the NDRC and the MOFCOM on December 27, 2020 and became effective on January 27, 2021, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the Negative List, which were issued by NDRC, and the MOFCOM, on December 27, 2021. Under the aforesaid regulations, foreign invested telecommunications enterprises in the PRC, or FITEs, are generally required to be established as Sino-foreign equity joint ventures with limited exceptions. In general, the foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE with limited exceptions, of which the geographical area it may conduct telecommunications services is provided by the MIIT in accordance with relevant provisions as mentioned above.

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

The Administrative Provisions on Mobile Internet Application Information Services, issued by the CAC on June 28, 2016, which took effect on August 1, 2016, providing that mobile Internet application providers are prohibited from engaging in any activity that may endanger national security, disturb social order or infringe the legal rights of third parties, and may not produce, copy, release or disseminate through mobile Internet applications any content prohibited by laws and regulations.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-based overseas listed companies.

On June 10, 2021, for purpose of further regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, the SCNPC published the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data processing activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data stored within the territory of the PRC without the approval of the competent PRC governmental authorities.

On August 17, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

On December 31, 2021, the CAC, together with the MIIT, the MPS and the SAMR, jointly issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services, with effect from March 1, 2022, which provides that algorithm recommendation service providers are not allowed to use algorithms to register false user accounts, block information, give excessive recommendations, and that users should be given the option to easily turn off algorithm recommendation services.

On October 29, 2021, the CAC published the Measures for the Security Assessment of Outbound Data (Draft for Comments), which intends to regulate the outbound transfer of (including cross-border assess to) important data and/or personal information collected or generated in domestic operations within the People’s Republic of China. The security assessment requirement was initially introduced in the PRC Cybersecurity Law against the critical information infrastructure operators only, but the Measures for the Security Assessment of Outbound Data (Draft for Comments) has extended the security assessment obligation to all data processors, and provides two types of security assessment to be undertaken before providing data from China to overseas, namely risk self-assessment and security assessment by CAC. As of the date of this annual report, the Measures for the Security Assessment of Outbound Data (Draft for Comments) has not been formally adopted.

On November 14, 2021, the CAC published the Regulations of Internet Data Security Management (Draft for Comments), which further regulate the internet data processing activities and emphasize the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data, and timely disclosure of formulation procedures and adjudication procedures and more. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when finding that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing of personal information, management of important data and proposed overseas transfer of data. In addition, such draft regulations require data processors handling important data or the data processors listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including but not limited to the status of important data processing, data security risks identified and the measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and their handling, and a security assessment with respect to sharing and provision of important data overseas. As of the date of this annual report, the Regulations of Internet Data Security Management (Draft for Comments) has not been formally adopted.

On January 4, 2022, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022 and the Measures for Cybersecurity Review which took effect on June 1, 2020 was abolished at the same time. The Cybersecurity Review Measures requires that critical information infrastructure operators that purchase network products and services shall anticipate the potential national security risk of products and services after they enter operation. If they affect or may affect national security, a cybersecurity review shall be reported to the Cybersecurity Review Office.

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

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by APP, which was issued on January 23, 2019, APP operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, APP operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of APPs Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, MIIT, the MPS and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including “failure to publish rules on the collection and usage of personal information,” “failure to expressly state the purpose, manner and scope of the collection and usage of personal information,” “collecting and using personal information without obtaining consents from users,” “collecting personal information irrelevant to the services provided,” “providing personal information to other parties without obtaining consent” and “failure to provide the function of deleting or correcting personal information as required by law or failure to publish the methods for complaints and reports or other information.”

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

 According to the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under age of 14. In addition, internet service providers must promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law raises the protection requirements for processing personal information, and specifies the rules for processing sensitive personal information, which refers to personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or cause harm to the safety of people or property, including information on biometric characteristics, financial accounts, individual location tracking and others, as well as personal information of minors under the age of 14. Personal information processors shall bear responsibility for their personal information processing activities, and adopt necessary measures to safeguard the security of the personal information they process. Otherwise, the personal information processors will be subject to correction of its operations, suspension or termination of the provision of services, confiscation of illegal income, fines or other penalties.

On March 12, 2021, the CAC and other governmental authorities promulgated Necessary Personal Information Range Provisions of Common Types of Apps, effective on May 1, 2021, which specify the scope of necessary personal information for common types of mobile apps. On April 26, 2021, the MIIT promulgated Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments), which further stipulate the protection and management of the personal information on mobile apps. As of the date of this annual report, the Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments) has not been formally adopted

On January 5, 2022, the CAC issued a revised version of the Administrative Provisions on Mobile Internet Applications Information Services (Draft for Comments), which emphasises that mobile internet app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. Furthermore, mobile internet app providers shall not compel users to agree to non-essential personal information collection out of any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information

Regulations Relating to Product Liability

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

 Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and became effective from June 1, 1991, and was last amended on November 11, 2020 and became effective as of June 1, 2021, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, constitute infringements of copyrights. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

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

Patent

Pursuant to the Patent Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and became effective from April 1, 1985, and was most recently amended on October 17, 2020 and became effective on June 1, 2021, patents in China are classified into three categories, namely, inventions, utility models and designs. The protection period of a patent right is 10 years for utility models, 15 years for designs, and 20 years for inventions from the date of application. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for a design, starting from the application date. After the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design.

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

The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. Under the EIT Law, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a non-resident enterprise which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

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

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and October 10, 2018 and was partially abolished on December 30, 2019, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

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

On April 10, 2020 the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment. The bank in charge shall conduct post spot checking in accordance with the relevant requirements.

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

On April 2, 2022, the CSRC promulgated Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises (Draft for Comments), according to which, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will jeopardize national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations. Archives, including working papers, that have been produced in the Chinese mainland by securities companies and securities service providers for overseas securities offering and listing by domestic companies shall be retained in the Chinese mainland, and, without prior approval by competent authorities, must not be brought, mailed or otherwise transferred to outside the Chinese mainland, or transmitted to any institutions or individuals outside the Chinese mainland through any methods including via the use of information technologies. Overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such domestic companies. Such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Before cooperating with the investigation and inspection by, or providing documents and materials to overseas securities regulators or other competent overseas authorities, such domestic companies, securities companies and securities service providers shall report to the CSRC or other competent authorities. As of the date of this document, this draft has not been formally adopted and the final version and effective date of such measures are subject to change with substantial uncertainty.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

The Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by SAFE and effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before establishing, controlling and making contribution into a SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch.

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

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented. Circular 19, Circular 16 and other related regulations may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

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

Regulations Relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Catalogue for the Encouragement of Foreign Investment Industries (2020 Edition), or the Encouragement Catalogue and the Negative List, which were both promulgated by the MOFCOM and the NDRC and each became effective on January 27, 2021 and January 1, 2022. The Negative List stipulates the encouraged, prohibited and restricted industries for foreign investment. The Encouragement Catalogue stipulates the encouraged industries for foreign investment. If the investment falls within the “encouraged” category, foreign investment can be conducted through the establishment of a wholly foreign-owned enterprise. If the investment falls within the “restricted” category, foreign investment may be conducted through the establishment of a wholly foreign-owned enterprise if certain requirements are met or in some cases must be conducted through the establishment of a joint venture enterprise, with varying minimum shareholdings for the Chinese party, depending on the particular industry. If the investment falls within the “prohibited” category, foreign investment of any kind is not allowed. Any investment that occurs within an industry not falling into any of these categories is classified as a permitted industry for foreign investment unless otherwise specifically restricted by other PRC rules and regulations. According to the Negative List, other than E-commerce, domestic multiparty communication, store and forward, and call center services, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Ventures Law, the PRC Sino-foreign Cooperative Enterprises Law and the PRC Wholly Foreign-owned Enterprises Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

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

On December 26, 2019, the State Council issued Implementation Regulations for the Foreign Investment Law of the PRC, or the Implementation Rules, which came into effect on January 1, 2020, and replaced the Implementing Rules of the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Implementing Rules of the Sino-foreign Co-operative Enterprises Law of the PRC and the Implementing Rules of the Wholly Foreigninvested Enterprise Law of the PRC. According to the Implementation Rules, in the event of any discrepancy between the Foreign Investment Law, the Implementation Rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Rules shall prevail. The Implementation Rules also set forth that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List. Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of the PRC and other applicable laws.

On December 27, 2020, the NDRC and the MOFCOM promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 Version), or the Encouragement Catalogue, which became effective on January 27, 2021, replacing the previous encouragement catalogue. On December 27, 2021, the NDRC and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the Negative List, which became effective on January 1, 2022, replacing previous negative list. According to the Negative List and the Encouragement Catalogue, the value-added telecommunications business that we are operating, other than call center business, falls into the restricted category.

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

Regulations of the People’s Republic of China on Certification and Accreditation

Regulations of the People’s Republic of China on Certification and Accreditation became effective as of September 3, 2003, and was later revised on November 29, 2020. This regulation is formulated for the purposes of standardizing certification and accreditation, improving the quality of products and services and management standard. This regulation applies to all certification agencies, certification services and accreditation services in the PRC, excluding certification on quality management standardization of enterprises engaging in pharmaceutical productions and/or operations, certification on quality of laboratory animals, certification of military products, accreditation on laboratories and personnel engaging in the calibration and testing of military products.

C. Organizational Structure

The charts below summarize our corporate legal structure and identify our subsidiaries, our VIE and its subsidiaries:

Name	Background	Ownership
Infobird International Limited	● A Hong Kong company ● Incorporated on April 21, 2020 ● A holding company	100% owned by Infobird Co., Ltd
Infobird Digital Technology (Beijing) Co., Ltd	● A PRC limited liability company and deemed a wholly foreign owned enterprise, or WFOE ● Incorporated on May 20, 2020 ● Registered capital of $15,000,000 (RMB 106,392,000) ● A holding company	100% owned by Infobird International Limited
Beijing Infobird Software Co., Ltd	● A PRC limited liability company ● Incorporated on October 26, 2001 ● Registered capital of $2,417,947 (RMB 16,624,597)	VIE of Infobird Digital Technology (Beijing) Co., Ltd
Guiyang Infobird Cloud Computing Co., Ltd	● A PRC limited liability company ● Incorporated on October 17, 2013 ● Registered capital of $1,777,645 (RMB 12,222,200)	90.18% owned by Beijing Infobird Software Co., Ltd
Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd)	● A PRC limited liability company ● Incorporated on June 20, 2012 ● Registered capital of $1,454,440 (RMB 10,000,000)	99.95% owned by Beijing Infobird Software Co., Ltd
Shanghai Qishuo Technology Inc.	● A PRC limited liability company ● Incorporated on April 10, 2014 ● Registered capital of $156,922 (RMB 1,000,000)	51% owned by Beijing Infobird Software Co., Ltd

D. Property, Plants and Equipment

Our principal executive office is located at Room 12A05, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102, where we lease two units, Room 12A05 and 12A06, consisting of approximately 656 and 210 square meters of office space, respectively. We lease these spaces under a lease that will terminate on March 31, 2025. We also lease an additional unit located at Room12A03B, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102, consisting of approximately 233 square meters of office space under a lease that will terminate on May 31, 2023. We also lease units under four leases located at 25th Floor, Building 9, Zone C, Huaguoyuan Project, No. 1, Huaguoyuan Street, Nanming District, Guiyang City, China, 550002 ranging from approximately 115 to 612 square meters of office space under three leases that will terminate on October 7, 2023 and one lease that will terminate on October 10, 2023.

We also lease other spaces that we do not view to be material to our business. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

We were also in the process of constructing a cloud computing facility in Guiyang, China, which has been postponed due to the time needed to negotiate with various vendors and to obtain various government permits, particularly due to the impacts of COVID-19. The facility is expected to have two buildings consisting of approximately 43,000 square meters in total, which is expected to house our cloud and BPO services operations and also fulfill the purposes of offices, research centers, logistics and employee dormitories. This facility is intended to replace our current facilities in Guiyang and some of our facilities in Beijing and Hefei, China, which are currently leased. We have completed demolition, underground structure and design. In June 2020, we obtained the Guiyang Provincial Enterprise Investment Project Filing Certificate. Due to further delays of the project related to local governments’ limitation of economic activities in response to the resurgence of COVID-19 variants, we recorded impairment loss of $2.0 million of our construction in progress for the year ended December 31, 2021, as we were unable to estimate when we will obtain the permits to start construction and we will continue leasing our facilities for expansion needs.

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

On December 2, 2021, we completed a 51% acquisition of Shanghai Qishuo Technology Inc., or Shanghai Qishuo, a PRC limited liability company and a SaaS provider of big data analysis to retail stores aimed at operation improvement, for approximately $1.3 million (RMB 8.6 million). Shanghai Qishuo is a fast-growing provider of consumer product and retail store digitalization solutions. Before the acquisition, its business was mainly focused on shoes and footwear retail stores digital operation transformation. Shanghai Qishuo gained experience in this market through serving leading clothing brands in China. Shanghai Qishuo leveraged its deep understanding of retail clothing and footwear store operations to develop its main product, “Retail Rubik’s Cube”, which empowers clients by digital means to better understand and improve their stores’ performance.

We generate revenues primarily from providing standard and customized cloud-based SaaS, BPO services, software development and other technical services. For the years ended December 31, 2021, 2020, and 2019, total revenues were approximately $9.6 million, $14.5 million, and $18.2 million, respectively. Our gross profit was approximately $2.3 million, $9.8 million, and $10.3 million for the years ended December 31, 2021, 2020, and 2019, respectively. Our net (loss) or income was approximately $(14.2) million, $4.1 million, and $5.1 million for the years ended December 31, 2021, 2020, and 2019, respectively.

Our current emphasis and goals primarily include execution of business strategies, improvement of cost structure, and product and service performance, among others.

COVID-19

In December 2019, COVID-19 surfaced in Wuhan, China and spread rapidly over the globe, including China and the United States. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak, and thereafter virtually all countries in North America, Europe and Asia initiated travel restrictions, closed borders and instituted social distancing directives, including “shelter-in-place” directives. Despite the ongoing COVID-19 pandemic, we were able to resume normal business operations in the third quarter of fiscal year 2020. However, COVID-19 variants again began affecting certain regions of China in the third quarter of 2021. We then closed our office again in Shanghai in April 2022 (which remain closed as of the date of this annual report), and the majority of the employees at our Beijing offices are working from home while such offices remain open as of the date of this annual report, as required by relevant PRC regulatory authorities. Our other offices in China remain open and employees are currently working onsite as of the date of this annual report.

To date, COVID-19 has had certain adverse impacts on our operations and revenue growth. Some of our customers has been affected by COVID-19 and requested additional time to pay us, which required us to record additional allowances of $2.3 million for the year ended December 31, 2021. We will continue to monitor collections from 2021 and beyond. Our construction progress in Guiyang has been further delayed due to the temporary postponement of certain activities by local government authorities to slow the spread of COVID-19. As a result, for the year ended December 31, 2021, we recorded an impairment of approximately $2.4 million through the delay of our construction progress and land use rights from our subsidiary, Infobird Guiyang. In addition, due to reduced profit projections as a result of the resurgence of COVID-19 in China in the first quarter of 2022 that caused lock-downs in various places in China, we recorded additional impairment on our intangible assets of $1.3 million for the year ended December 31, 2021 as the carrying value of our long-lived assets exceed the future cashflows expected to be generated from the assets.

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

Key Factors that Affect Operating Results

Our management team monitors the following key operating metrics:

Our revenue is affected by the number of average monthly paid user accounts our customers subscribed to and the average revenue per user account

Paid user accounts are the number of active accounts that our customers subscribed to based on contracts which specify a fixed fee per user account per specified period. Average monthly paid user accounts are the sum of the numbers of paid user accounts per month divided by twelve months for the years ended. Average monthly paid user accounts is the operating metric that we utilize rather than paid user accounts. Standard cloud-based services and BPO services accounted for approximately 44.1%, 21.7% and 22.1% of our total revenues for the years ended December 31, 2021, 2020 and 2019, respectively. As part of our strategic plan, we are focusing on marketing our standard cloud-based services and BPO services where we typically can charge higher prices for our new products and in order to reduce our dependence on larger customers. For the years ended December 31, 2021, 2020 and 2019, we had 4,890, 5414 and 4,208 paid user accounts for our standard cloud based services and BPO services. Average revenue per user account is our total revenue, divided by average monthly paid user accounts. The average revenue per user account were $868, $581, $957 for the years ended December 31, 2021, 2020 and 2019, respectively. In order to stay competitive during the COVID-19 pandemic and maintain continuing partnerships with our existing customers, we offered lower prices to our existing standard cloud-based services customers who renewed service contracts during the year ended December 31, 2020 and who committed to higher volume usage. Therefore we have higher user accounts for 2020 but lower revenue per user account.   Our pricing went back to higher levels in 2021 resulting in higher average revenue per user account for the year ended December 31, 2021.

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

The PRC economy

Although the PRC economy has grown in recent years, the pace of growth has slowed in recent years, and rate of growth may not continue in the future. According to the PRC National Bureau of Statistics, the annual rate of growth in the PRC declined from 7.7% in 2013 to 2.3% in 2020. Although the rate of growth increased to 8.1% in 2021 due to temporary recovery from COVID-19, the resurgence of COVID-19 variants in early 2022 and a further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the purchase power of the consumers of our products and lead to the decrease of demand for our products and services and may have a material and adverse effect on our business.

In December 2019, COVID-19 surfaced in Wuhan, China and spread rapidly over the globe, including China and the United States. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of our revenue is concentrated in China. Consequently, the COVID-19 pandemic has materially and adversely affected our business operations, financial condition and operating results for 2021.   For a detailed description of the risks associated with COVID-19, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.”

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

Revenue from business integration solution services

Since 2020, we provide business integration solution services to our customers and expect to expand our customer base from such services and develop the customers to become subscribers to SaaS services with software upgrades and continued services once they become more familiar with our products. The services include sales of our software license or development of customized software to fit the customers’ need and sales of hardware integrated with our software.

- Revenue from software development

We also generate revenue from business integration solution services including (1) standard software and (2) customized software developed per customers’ specifications. Contract terms from each software development contract generally do not contain significant financing components or variable consideration.

Standard software is developed and offered as standard cloud-based services. We sold the license for standard software because some customers show obvious preference of software licensing over software-as-a-service, for reasons such as concerns about the safety of cloud-based services and potential higher price of subscription in total compared with one-time on-premise fee. Therefore, as part of our sales and market strategy, we offer licenses for our standard software to allow the customers to first start utilizing our products in their daily operation and then aim to evolve them to become subscribers with our standard cloud-based services to enjoy benefits of software upgrades and continued services. Licenses for standard software provide the customer with a right to use the software. Standard software licenses are typically made available to customers with immediate access to the software. We recognize revenue for these standard software licenses at the point in time when the customer has access and thus control over the software.

Customized software is software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, we have entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure our cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software we developed are to solve certain business pain points in a certain scenario within or across industries, once developed, we plan to further apply them in serving other customers that share similar needs and business models. We aim to replicate our initial customization and development and achieve economies of scale after we deliver our products to more customers within the same industry. Contract terms are generally less than one year. The design, development, and installation of the customized software is considered as one performance obligation as these promises are not separately identifiable as the customers do not obtain benefits from these services on its own. Our software development service contracts are generally recognized at a point in time when customer accepted the customized software with satisfactory testing result.

- Revenue from sales of hardware with software integration

We are responsible for providing hardware procurement, software design and implementation, installation and maintenance service in order to fulfill the contract. Design, integration and installation of hardware and software are considered as one performance obligation, as the customer does not benefit from each individual service on its own stand, but instead is benefited by our provision of these services as a whole. For contracts that we have no alternative use of the customized system without incurring significant additional costs and when we have right to payment for performance completed, we recognize revenue over time based on measurement of progress towards completion using output methods when we could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. For other contracts for which we are only entitled to payment after completion and inspection of the project, revenue is recognized at a point in time after completion of software implementation and hardware installation, and the transfer of control to the customer.

Certain business integration solution services contracts also require us to provide post-contract services, or PCS, which include maintenance and technical support. The provision of maintenance and technical support is considered one single performance obligation because maintenance and technical support are not distinct within the context of the contract. We are obligated to provide a single, continuous, integrated service throughout the contract term. As such, we allocate the contract price between revenue from business integration solution services and provision of PCS, using the expected cost plus margin approach. The expected cost plus margin approach requires us to forecast the expected costs of satisfying the performance obligation and then add a reasonable margin for that good or service. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period PCS are expected to be provided. For the years ended December 31, 2021, 2020 and 2019, approximately $0.1 million, $0.3 million and $0 were allocated to PCS, respectively.

For contracts that involved third party service providers, we assess if we control the goods and services before they were transferred to the customer or if our responsibility is merely to facilitate the provision of goods and service to the customer. For products and goods that were directly shipped from the vendor to the customer and the vendor is responsible for providing services including installing, set up and warranty services after completion of the project, we record revenue from these contracts on a net basis when the services are provided and controlled by the third party service provider.

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

Revenue categories are summarized as follows:

	For the Years Ended December 31,				2021 Change	For the Years Ended December 31,				2020 Change
	2021	%	2020	%	%	2020	%	2019	%	%

Standard cloud-based services	$1,982,328	20.6%	$1,400,857	9.7%	41.5%	$1,400,857	9.7%	$2,018,919	11.0%	(30.6)%
Customized cloud-based services	—	—	5,005,080	34.4%	(100)%	5,005,080	34.4%	12,865,074	70.5%	(61.1)%
BPO services	2,261,998	23.5%	1,747,310	12.0%	29.5%	1,747,310	12.0%	2,007,919	11.0%	(13.0)%
Business integration solution services	4,076,446	42.3%	5,392,767	37.1%	(24.4)%	5,392,767	37.1%	267,799	1.5%	1,913.7%
Other revenues	1,320,308	13.6%	986,927	6.8%	33.84%	986,927	6.8%	1,088,578	6.0%	(9.3)%
Total operating revenues	9,641,080	100%	$14,532,941	100%	(33.7)%	$14,532,941	100%	$18,248,289	100%	(20.4)%

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

Cost of revenues from revenue categories are summarized as follows:

	For the Years Ended December 31,		2021 Change	For the Years Ended December 31,		2020 Change
	2021	2020	%	2020	2019	%

Standard and customized cloud-based services	$844,146	$1,916,920	(56.0)%	$1,916,920	$5,121,529	(62.6)%
BPO services	2,164,245	1,476,919	46.5%	1,476,919	1,773,993	(16.7)%
Business integration solution services*	3,118,545	511,092	510.2%	511,092	27,981	1,726.6%
Other revenues**	1,246,716	813,162	53.3%	813,162	1,063,643	(23.5)%
Total cost of revenues	$7,373,652	$4,718,093	56.3%	$4,718,093	$7,987,146	(40.9)%

*includes $58,498 costs from related party

** includes $292,489 cost from related party

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

General and administrative expenses consist primarily of rent, office expenses and personnel costs (including salaries, social insurance, and benefits) for our executive, finance, legal, human resources, and other administrative employees. In addition, general and administrative expenses include amortization expense from land used rights and bad debt expenses.

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

Results of Operations

Comparison of Years Ended December 31, 2021 and 2020 and Comparison of Years Ended December 31, 2020 and 2019

	For the Years Ended December 31,		2021 Change	For the Years Ended December 31,		2020 Change
	2021	2020	%	2020	2019	%

Revenues	$9,641,080	$14,532,941	(33.7)%	$14,532,941	$18,248,289	(20.4)%
Cost of revenues	7,373,652	4,718,093	56.3%	4,718,093	7,987,146	(40.9)%
Gross profit	2,267,428	9,814,848	(76.9)%	9,814,848	10,261,143	(4.3)%
Selling expenses	3,828,835	1,837,768	108.3%	1,837,768	1,533,255	19.9%
General and administrative expenses	5,950,329	1,712,034	247.6%	1,712,034	1,192,429	43.6%
Research and development expenses	3,269,680	1,897,349	72.3%	1,897,349	1,496,579	26.8%
Long-lived assets impairment	3,692,047	—	100%	—	—	—
(Loss) Income from operations	(14,473,463)	4,367,697	(431.4)%	4,367,697	6,038,880	(27.7)%
Other income (expense), net	371,608	(21,466)	1,831.2%	(21,466)	(264,018)	(91.9)%
Provision for income taxes	124,058	286,071	(56.6)%	286,071	673,034	(57.5)%
Net (Loss) income	$(14,225,913)	$4,060,160	(450.4)%	$4,060,160	$5,101,828	(20.4)%

Comparison of Years Ended December 31, 2021 and December 31, 2020

Total revenues decreased by approximately $4.9 million, or 33.7%, to approximately $9.6 million for the year ended December 31, 2021 from approximately $14.5 million for the year ended December 31, 2020. The decrease was due to the expiration of customized cloud-based services contract and telecommunications services contract with China Guangfa Bank on June 30, 2020 of approximately $5.0 million and decrease in business integration solution services of approximately $1.3 million offset by increase in standard cloud services of approximately $0.5 million, increase in BPO services of approximately $0.5 million and other revenue of approximately $0.3 million.

Customized cloud-based services revenue decreased by approximately $5.0 million, or 100.0%, to approximately $0 for the year ended December 31, 2021 compared to approximately $5.0 million for the same period in 2020. For the years ended December 31, 2021 and 2020, our standard cloud-based services revenue increased by approximately $0.5 million, or 41.5%, to approximately $2.0 million for the year ended December 31, 2021 compared to approximately $1.4 million for the same period in 2020. Standard cloud-based services revenue represented approximately 20.6% and 9.7% of our total revenues for the years ended December 31, 2021 and 2020, respectively. As we focused our business from customized cloud-based services to standard cloud-based services in 2021 as standard cloud-based services require no customization efforts and can therefore enable SaaS providers to quickly expand client bases as well as penetrate the market. We devoted research and development resources into, and successfully launched, several intelligent standard cloud-based services, including intelligent training and intelligent marketing. Our sales and marketing team has also been developing customers from multiple large- to medium-sized companies in finance, healthcare, and retail industries.

BPO service fees increased by approximately $0.5 million, or 29.5%, to approximately $2.3 million for the year ended December 31, 2021 compared to approximately $1.7 million for the same period in 2020, representing approximately 23.5% and 12.0% of our total revenues for the years ended December 31, 2021 and 2020, respectively. The average monthly paid user accounts for BPO services increased to 178 for the year ended December 31, 2021 from 160 for the year ended December 31, 2020 due to new applications as mentioned above.

We began generating revenue from business integration solution services in 2020 which includes 1) software development and 2) hardware software integration services for our customers. The customers that engage with our business integration solution services may subsequently purchase our cloud-based services, which would lead to an increase in standard cloud-based services revenue.

Revenue from business integration solution services amounted to approximately $4.1 million and $5.4 million for the years ended December 31, 2021 and 2020, representing approximately 42.3% and 37.1% of our total revenue for the years ended December 31, 2021 and 2020, respectively. In 2020,   we mainly focused on software development in order to increase our client base with our products since some customers show great interest of our products yet have preferences of software licensing over SaaS service or needs of customized software development as of now, but with potential to become subscribers to our SaaS services with software upgrades and continued services once they are more familiar with our products. We began generating revenue from hardware software integration solution services in 2021. We are responsible for providing hardware procurement, software design and implementation, installation and maintenance service in order to fulfill the contract. We expect to develop and expand our customer base from business integration solution services, and develop our existing customer to become subscribers to our SaaS services with software upgrades and continued services once they are more familiar with our products.

One of our business integration services contracts in 2021 that we use third party service provider to providing services including provision of hardware, installation, set up and warranty services after completion of project. The products were directly shipped to the customer from third party service provider and the third party service provider also provides installation and warranty services. Since we do not control the services, we accounted the revenue on the net basis. Gross revenue amounted to $2,676,759 and we recognized $187,373 as net revenue, net of costs of $2,492,386.

Some of the business integration solution services contract also requires us to provide PCS, which include maintenance and technical support. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period PCS are expected to be provided. For the years ended December 31, 2021 and 2020, approximately $138,188, and $51,000 were allocated to PCS, respectively.

Other revenues amounted to approximately $1.3 million and $1.0 million for the years ended December 31, 2021 and 2020, respectively, representing approximately 13.6% and 6.8% of our total revenues for the years ended December 31, 2021 and 2020, respectively. Other revenues, which consist of data analysis and other technical consulting services which we will continue to provide to our customers on as needed basis.

Cost of Revenues

Total cost of revenues increased by approximately $2.7 million, or 56.3%, to approximately $7.4 million for the year ended December 31, 2021 from approximately $4.7 million for the year ended December 31, 2020.

Cost of revenues incurred by standard cloud-based services decreased by approximately $1.1 million, or 56.0%, for the year ended December 31, 2021 compared to the same period in 2020. The significant decrease was in line with the decrease of our revenue due to the expiration of our service contracts with our major customer China Guangfa Bank for the year ended December 31, 2020. As a result, our cloud and data usage decreased accordingly.

Cost of revenue for BPO services increased by approximately $0.7 million, or 46.5%, for the year ended December 31, 2021 compared to the same period in 2020. The increase was in line with the increase of BPO services revenue. As of December 31, 2021, we had a total of 173 customer service representatives to serve our clients compared to 206 customer services representatives as of December 31, 2020. The number of customer services representatives are adjusted periodically based on our business needs. The increase was also due to the increase of salary rate and employee benefit from the year ended December 31, 2020 to the year ended December 31, 2021.

Cost of business integration solution increased by approximately $2.6 million, or 510.2%, for the year ended December 31, 2021 compared to the same period in 2020. The increase was mainly attributed to the increase hardware for our business integration services.

Cost of other revenues decreased by approximately $0.4 million, or 53.3%, for the year ended December 31, 2021 compared to the same period in 2020. The increase was in line with increase in revenue.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020	Change	Percentage Change

Standard and customized cloud-based services
Gross profit	$1,138,181	$4,489,017	$(3,350,836)	(74.6)%
Gross margin	57.4%	70.1%	(12.7)%

BPO services
Gross profit	$97,753	$270,391	$(172,638)	(63.8)%
Gross margin	4.3%	15.5%	(11.2)%

Business integration solution services
Gross profit	$957,903	4,881,675	(3,923,772)	(80.4)%
Gross margin	23.5%	90.5%	(67.0)%

Other services
Gross profit	$73,591	$173,765	$(100,174	(57.6%
Gross margin	5.6%	17.6%	(12.0%

Total
Gross profit	$2,267,428	$9,814,848	$(7,457,420)	(76.9)%
Gross margin	23.5%	67.5%	(44.0)%

Our gross profit decreased by approximately $7.5 million, or 76.9%, to approximately $2.3 million for the year ended December 31, 2021 from approximately $9.8 million for the year ended December 31, 2020. For the years ended December 31, 2021 and 2020, our overall gross margin was approximately 23.5% and 67.5%, respectively. The decrease of the gross margin for our cloud services was primarily caused by the expiration of our service contracts with our major customer China Guangfa Bank which has a higher margin. Our gross margin for BPO services decreased and was due to higher costs for outsourced services representatives. The decrease of gross margin of business integration solutions services was primarily caused by hardware costs which lowers the overall project margins. For one of our business integration services contracts in 2021 that we use a third party service provider to provide services, including provision of hardware, installation, set up and warranty services after completion of project, we accounted the revenue on the net basis. Gross revenue amounted to $2,676,759 and we recognized $187,373 as net revenue net of costs of $2,492,386. If the contract was recognized on a gross basis, our gross margin for business integration services would be 14.6% representing an 8.9 percentage point decrease and our overall gross margin would be 18.7%, representing a 4.8 percentage point decrease.

Operating Expenses

During the year ended December 31, 2021, we incurred a total of approximately $16.7 million operating expenses, an increase of approximately $11.3 million, or 207.3%, as compared to a total of approximately $5.4 million during the year ended December 31, 2020.

Selling expenses increased by approximately $2.0 million, or 108.3%, to approximately $3.8 million for the year ended December 31, 2021 from approximately $1.8 million for the year ended December 31, 2020. The increase of approximately $0.8 million was mainly due to an expansion in our sales team which we hired additional sales to develop business in digital sales and promotion expense by approximately $0.8 million. The increase was also attributable to an approximate $0.4 million increase in other selling expenses such as travel, training etc.

General and administrative expenses increased by approximately $4.2 million, or 247.6%, to approximately $6.0 million for the year ended December 31, 2021 from approximately $1.5 million for the year ended December 31, 2020. The increase was mainly attributable to an approximate $0.8 million increase in amortization expense as we completed and placed more self-developed internal-used software into service. The increase was also due to additional bad debt allowance of approximately $2.3 million due to impact from COVID-19. The increase was also attributable to an approximate $0.5 million increase in professional fees, as we continue the process of becoming a publicly traded company and other office expenses of approximately $0.5 million.

Research and development expenses increased by approximately $1.4 million, or 72.3%, to approximately $3.3 million for the year ended December 31, 2021 from approximately $1.9 million for the year ended December 31, 2020. The increase was mainly due to the increase of approximately $0.8 million associated with project planning in preliminary stage in our product development cycle in accordance with ASC 350-40. During the initial planning and resource allocation stage of product development, we expensed all costs incurred for research and development activities and while we entered the product development stage, all related costs were capitalized. We had several new products in development as of December 31, 2021 which primarily related to our artificial intelligent training and marketing. We initiated the planning and resource allocations and determined performance requirements and initial design stages of the products and all related costs were expensed in accordance with ASC 350-40.

We also followed ASC 985-20 and expensed all cost incurred in conjunction with software development to research and development expense until technological feasibility is established using either the detail design approach or working model approach. For the years ended December 31, 2021 and 2020, we incurred nil and approximately $0.1 million in development, respectively, cost that were expensed before technological feasibility achieved.

Impairment of long lived assets

Our construction progress in Guiyang has been further delayed due to the temporary postponement of certain activities by local government authorities to slow the spread of COVID-19. As a result, for the year ended December 31, 2021, we recorded an impairment of approximately $2.4 million through the delay of our construction progress and land use rights from our subsidiary, Infobird Guiyang. In addition, due to reduced profit projections as a result of the resurgence of COVID-19 in China in the first quarter of 2022 that caused lock-downs in various places in China, we recorded additional impairment on our intangible assets of $1.3 million for the year ended December 31, 2021 as the carrying value of our long-lived assets exceed the future cashflows expected to be generated from the assets.

 Other income (expense), net

Total other income or (expenses), net were approximately $0.3 million and $(21,000) for the years ended December 31, 2021 and 2020, respectively.

Interest income remained consistent for the years ended December 31, 2021 and 2020 as it amounted to approximately $9,000 and $7,000 for the years ended December 31, 2021 and 2020, respectively. Interest income consists of bank interest income.

Interest expense increased to approximately $0.3 million for the year ended December 31, 2021 from approximately $0.2 million for the year ended December 31, 2020 as due to we borrowed more bank loans in 2021. Our loan balance was approximately $4.5 million as of December 31, 2021 compared to $3.1 million as of December 31, 2020. In addition, our new loans bears higher interest rate then our old loans, our weighted average interest rate for 2021 loans was 4.7% compared to 4.9% in 2020.

Other income included cash received from government grant and VAT credits and government subsidies as we applied for, and received, more government subsidies for new technology for our effort to promote local technology and economic growth. Other income increased to approximately $0.7 million for the year ended December 31, 2021 from approximately $0.2 million for the year ended December 31, 2020. The increase was mainly attributable to approximately $0.5 million of special government grant for successfully listing our shares on a public exchange.

Provision for income taxes

We recorded income tax expense of approximately $0.1 million for the year ended December 31, 2021 compared to income tax expense of approximately $0.3 million for the year ended December 31, 2020. The approximate $0.2 million decrease was primarily due to decrease in current income taxes of approximately $88,000 due to decrease in taxable income. The decrease is also due to approximately $74,000 of deferred income taxes due to decrease in valuation allowance provided to deferred tax assets resulting from reversal of deferred tax liability.

Our net income decreased by approximately $18.3 million, or 450.4%, to approximately $(14.2) million net loss for the year ended December 31, 2021, from approximately $4.1 million for the year ended December 31, 2020. Such change was the result of the combination of the changes as discussed above.

Comparison of Years Ended December 31, 2020 and December 31, 2019

Total revenues decreased by approximately $3.7 million, or 20.4%, to approximately $14.5 million for the year ended December 31, 2020 from approximately $18.2 million for the year ended December 31, 2019. The decrease was mainly due to the negative impact of the COVID-19 pandemic on our business operations, as our customers have been negatively impacted by office closures and reductions in customer service activities and we had to comply with the temporary closure of facilities in the first quarter of 2020, and the expiration of our customized cloud-based services contract and telecommunications services contract with China Guangfa Bank on June 30, 2020 and December 31, 2020, respectively. The decrease from the total revenues was offset by increase in revenue from new customers in the finance industry as well as other industries such as healthcare and information technology services. The change for each revenue stream was as follows:

For the years ended December 31, 2020 and 2019, our standard cloud-based services revenue decreased by approximately $0.6 million, or 30.6%, to approximately $1.4 million for the year ended December 31, 2020 compared to approximately $2.0 million for the same period in 2019. Standard cloud-based services revenue represented approximately 9.7% and 11.1% of our total revenues for the years ended December 31, 2020 and 2019, respectively. The average monthly paid user accounts for standard cloud-based services increased to 5,254 for the year ended December 31, 2020 from 4,027 for the year ended December 31, 2019. In order to stay competitive during the COVID-19 pandemic and maintain continuing partnerships with our existing customers, we offered volume discounts to our existing standard cloud-based services customers who renewed service contracts during the year ended December 31, 2020 and who committed to higher volume usage. As such, we have seen customer usage increase since March 2020 as well as our revenue from standard cloud-based services. Our goal was primarily to generate cash flow for the year ended December 31, 2020 instead of optimizing profits. As the pandemic is currently largely under control in China, we believe our pricing will gradually resume to normal levels for existing customers with less discounts while new customers are based on full price. In addition, we plan to shift the focus of our business from customized cloud-based services to standard cloud-based services in 2021 as standard cloud-based services require no customization efforts and can therefore enable SaaS providers to quickly expand client bases as well as penetrate the market. We devoted research and development resources into, and successfully launched, several intelligent standard cloud-based services, including intelligent quality inspection and AI Chatbots in 2019. Our sales and marketing team has also been developing customers from multiple large- to medium-sized companies in finance, healthcare, and retail industries. In addition, some top banks have invited us to conduct proof-of-concept tests to provide our standard cloud-based services, which is the first step before entering into a service agreement. In 2021 and beyond, we expect our revenues will not be largely solely driven from a single major customer, and we expect our standard cloud-based services will constitute the major portion of our fiscal year 2021 revenue as compared to customized cloud-based services.

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

Standard software is developed and offered as standard cloud-based services. During the digital transformation in China, more companies expressed growing acceptance of the concept of SaaS, or software-as-a-service, services. However, some of our newly acquired customers show preference of software licensing over software-as-a-service, for reasons such as concerns about safety of cloud-based services and potential higher price of subscription in total compared with one-time on-premise fee. Therefore, we offer licenses for our standard software to allow the customers to first start utilizing our products in their daily operation and then aim to evolve them to become subscribers with our standard cloud-based services to enjoy benefits of software upgrades and continued services.

Customized software is software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, we have entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure our cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software we developed are to solve certain business pain points in a certain scenario within or across industries, once developed, we plan to further apply them in serving other customers that share similar needs and business models. We aim to replicate our initial customization and development and achieve economies of scale after we deliver our products to more customers within the same industry.

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

Cost of revenues incurred by standard and customized cloud-based services decreased significantly by approximately $3.2 million, or 62.6%, for the year ended December 31, 2020 compared to the same period in 2019. The significant decrease was in line with the decrease of our revenue which had been adversely affected by the COVID-19 pandemic and expiration of our service contracts with our major customer China Guangfa Bank for the year ended December 31, 2020. As a result, our cloud and data usage decreased accordingly.

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

Our gross profit decreased by approximately $0.4 million, or 4.3%, to approximately $9.8 million for the year ended December 31, 2020 from approximately $10.3 million for the year ended December 31, 2019. The decrease of the gross profit was primarily caused by the negative impact from the COVID-19 pandemic on our business operations, and expiration of our service contracts with our major customer China Guangfa Bank. For the years ended December 31, 2020 and 2019, our overall gross margin was approximately 67.5% and 56.2%, respectively, representing an 11.3% increase. The increase of gross margin was primarily caused by the increase of revenue from software development which possesses higher gross margin compare to other revenue streams.

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

General and administrative expenses increased by approximately $0.5 million, or 43.6%, to approximately $1.7 million for the year ended December 31, 2020 from approximately $1.2 million for the year ended December 31, 2019. The increase was mainly attributable to an approximate $0.2 million increase in professional fees, as we continue the process of becoming a publicly traded company in the United States. The increase was also attributable to an approximate $0.3 million increase in amortization expense as we completed and placed more self-developed internal-used software into service. The increase was offset by approximately $0.1 million decrease in varies expense including office, travel and other expense.

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

Interest expense decreased to approximately $0.2 million for the year ended December 31, 2020 from approximately $0.4 million for the year ended December 31, 2019 as we did not incurred interest expense from our related party loan which was repaid in October 2019 for the year ended December 31, 2020 compared to approximately $0.2 million interest incurred from related party loan for the same period in 2019. The decrease was also attributable to renewal of our loans from Bank of Beijing in March and April 2020 with a lower interest rate from 4.8% to 5.0% as compared to interest rate of 5.2% on our loans from Bank of Beijing that were renewed in April 2019.

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

B.     Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. To date, we have financed our operations primarily through cash flows from operations, short-term borrowing from banks and related parties and proceeds from our initial public offering.

As of December 31, 2021, we had cash of$6.3 million which primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. We also had $7.1 million in short term investment which are investment in wealth management products which can be redeemed upon three months’ notice. Our working capital was approximately $8.1 million at December 31, 2021, approximately $1.4 million of which was deferred revenue which we expect to realize and do not expect to make any significant refund based on historical experience. Therefore, the Company’s working capital excluding deferred revenue was approximately $9.5 million. Our management believes that we will require a minimum of approximately $7.0 million over the next twelve months to operate at our current level, either from revenues or funding. Given our expected expenditures in the foreseeable future, together with our cash flow from the financing activities, we have comprehensively considered our available sources of funds as follows:

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

As of December 31, 2021, we had the following bank loans outstanding:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	December 31, 2021
Bank of Beijing	February and March 2022 (1)	4.8% - 5.0%	Guarantee by Beijing SMEs Credit Re-guarantee Co., Ltd	$3,065,134
Shanghai Pudong Development Bank	February 2022 (2)	4.4%	N/A	470,765
BOC Fullerton Bank	February 2024 (3)	8.5%	Personal guarantees by Yimin Wu and Qing Tang	234,676
China Merchants Bank	March 2022 (4)	3.4%	Guarantee by Beijing Zhong Guan Chun Technology Finance Guarantee Co., Ltd	784,609
Total				4,628,486

(1) In March 2020, we renewed our line of credit for a two-year period. In March and April 2020, we renewed two loan contracts with Bank of Beijing under the line of credit to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bear interest rates ranging from 4.8% to 5.0% with the maturity dates in March and April 2021.

In February and March 2021, we renewed the two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bear interest rate of 4.8% with the maturity dates in February and March 2022. Both loans were repaid in March 2022. On March 3, 2022, we renewed the line of credit for two years and obtained a $3.1 million (RMB 20,000,000) loan with a one year term and interest rate of 4.5% which is due in March 2023.

(2) In February 2021, we entered into a loan agreement with Shanghai Pudong Development Bank in the amount of RMB 3,000,000 (approximately $0.5 million) due in February 2022. The loan was repaid in February 2022 and was not renewed.

(3) In February 2021, we obtained a line of credit from BOC Fullerton Bank in the amount of RMB 2,000,000 (approximately $0.3 million) which expires in February 2026. We entered into a loan agreement in the same amount which is due in February 2024. We borrowed $0.3 million and repaid approximately $0.1 million for the year ended December 31, 2021.

(4) In March 2021, we obtained a line of credit from China Merchants Bank in the amount of RMB 5,000,000 (approximately $0.8 million) to be due in March 2023. We are able to issue bankers acceptance notes under the line of credit, which can be endorsed and assigned to vendors as payments for purchases. We paid interest at stated rate under the line of credit and transferred the bankers acceptance notes to our subsidiaries Infobird Guiyang and Infobird Anhui where the subsidiaries exchanged the notes for cash, We repaid the line of credit in March 2022, and we are currently in the process of applying for a cash loan under the line of credit.

 The following summarizes the key components of our cash flows for the years ended December 31, 2021, 2020, and 2019:

	For the Years Ended December 31,
	2021	2020	2019
Net cash (used in) provided by operating activities	$(7,539,235)	$1,530,698	$6,321,227
Net cash used in investing activities	(10,363,252)	(3,242,564)	(2,037,364)
Net cash (used in) provided by financing activities	22,336,927	(233,382)	(3,445,761)
Effect of exchange rate change	176,449	118,354	(40,048)
Net change in cash	$4,610,889	$(1,826,894)	$798,054

Operating activities

Net cash used by operating activities was approximately $7.5 million for the year ended December 31, 2021 and was primarily attributable to net loss of approximately $14.2 million and various non-cash items of approximately $7.9 million, such as depreciation and amortization expense, provision for allowance for doubtful accounts, impairment of long lived assets, share based compensation and deferred tax expense. The cash outflow was also attributable to the increase of accounts receivable of approximately $4.4 million as we finished a few projects in December 2021 and the corresponding increase of accounts payable of approximately $3.9 million to vendors.

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

Investing activities

Net cash used in investing activities was approximately $10.4 million for the year ended December 31, 2021 and was primarily attributable to approximately $2.0 million of salary and benefits payment on capitalized software, approximately $0.1 million of payments office equipment and software. We also purchased $15.0 million of short term investments and redeemed approximately $8.1 million. Our short term investments are mainly wealth management products with underlying in bonds and equity funds. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values.

 Net cash used in investing activities was approximately $3.2 million for the year ended December 31, 2020 and was primarily attributable to approximately $1.7 million of developing software and approximately $1.6 million for purchasing software.

Net cash used in investing activities was approximately $2.0 million for the year ended December 31, 2019 and was primarily attributable to approximately $1.5 million of salary and benefits payment on capitalized software and approximately $0.6 million payment on equipment and construction in progress.

Financing activities

Net cash provided by financing activities was approximately $22.3 million for the year ended December 31, 2021 and was primarily attributable to the proceeds from our initial public offering which amounted to $22.8 million, of which $600,000 was placed in escrow and will be released to us in April 2023, net of approximately $1.3 million in payments of offering costs. We also borrowed approximately $4.6 million in bank loans and made repayment of approximately $3.2 million.

Net cash used in financing activities was approximately $0.2 million for the year ended December 31, 2020 and was a result of approximately $0.2 million payment of offering cost.

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

Commitments and Contingencies

Capital expenditures

Our capital expenditures were incurred primarily in connection with payment of property and equipment and software. Our capital expenditures were approximately $2.1 million, $3.2 million and $2.1 million for the years ended December 31, 2021, 2020, and 2019, respectively. We intend to fund our future capital expenditures with our existing cash balance, cash generated from operating activities, bank loans and net proceeds from our initial public offering.

Lease commitments

We entered into various non-cancellable operating lease agreements for offices and employee dormitories for the year ended December 31, 2021. Our commitment for leases under the remaining operating leases as of December 31, 2021 for the next five years is as follows:

As of December 31, 2021	Lease liabilities	Short term lease	Total
2022	$190,228	$136,090	$326,318
2023	127,262	—	127,262
Thereafter	—	—	—
Total undiscounted lease payments	$317,490	$136,090	$453,580
Less imputed interest	(36,397)	—	(36,397)
Total lease liabilities	$281,093	$136,090	$417,183

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

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in our consolidated statements of operations. The results of operations of the acquired business are included in our operating results from the date of acquisition.

On December 2, 2021, we completed a 51% acquisition of Shanghai Qishuo, a PRC limited liability company and a SaaS provider of big data analysis to retail stores aimed at operation improvement, for approximately $1.3 million (RMB 8.6 million). The fair value of total net assets of Shanghai Qishuo was approximately $0.3 million and fair value of noncontrolling interest amounted to approximately $1.0 million with the residual of the purchase price of approximately $2.9 million was recorded as goodwill.

As of December 31, 2021, we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is higher than its carrying amount.

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

Revenue from business integration solution services

Since 2020, we provide business integration solution services to our customers and expect to expand our customer base from such services and develop the customers to become subscribers to SaaS services with software upgrades and continued services once they become more familiar with our products. The services include sales of our software license or development of customized software to fit the customers’ need and sales of hardware integrated with our software.

- Revenue from software development

We also generate revenue from business integration solution services including (1) standard software and (2) customized software developed per customers’ specifications. Contract terms from each software development contract generally do not contain significant financing components or variable consideration.

Standard software is developed and offered as standard cloud-based services. We sold the license for standard software because some customers show obvious preference of software licensing over software-as-a-service, for reasons such as concerns about the safety of cloud-based services and potential higher price of subscription in total compared with one-time on-premise fee. Therefore, as part of our sales and market strategy, we offer licenses for our standard software to allow the customers to first start utilizing our products in their daily operation and then aim to evolve them to become subscribers with our standard cloud-based services to enjoy benefits of software upgrades and continued services. Licenses for standard software provide the customer with a right to use the software. Standard software licenses are typically made available to customers with immediate access to the software. We recognize revenue for these standard software licenses at the point in time when the customer has access and thus control over the software.

Customized software is software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, we have entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure our cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software we developed are to solve certain business pain points in a certain scenario within or across industries, once developed, we plan to further apply them in serving other customers that share similar needs and business models. We aim to replicate our initial customization and development and achieve economies of scale after we deliver our products to more customers within the same industry. Contract terms are generally less than one year. The design, development, and installation of the customized software is considered as one performance obligation as these promises are not separately identifiable as the customers do not obtain benefits from these services on its own. Our software development service contracts are generally recognized at a point in time when customer accepted the customized software with satisfactory testing result.

- Revenue from sales of hardware with software integration

We are responsible for providing hardware procurement, software design and implementation, installation and maintenance service in order to fulfill the contract. Design, integration and installation of hardware and software are considered as one performance obligation, as the customer does not benefit from each individual service on its own stand, but instead is benefited by our provision of these services as a whole. For contracts that we have no alternative use of the customized system without incurring significant additional costs and when we have right to payment for performance completed, we recognize revenue over time based on measurement of progress towards completion using output methods when we could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. For other contracts for which we are only entitled to payment after completion and inspection of the project, revenue is recognized at a point in time after completion of software implementation and hardware installation, and the transfer of control to the customer.

Certain business integration solution services contracts also require us to provide PCS, which include maintenance and technical support. The provision of maintenance and technical support is considered one single performance obligation because maintenance and technical support are not distinct within the context of the contract. We are obligated to provide a single, continuous, integrated service throughout the contract term. As such, we allocate the contract price between revenue from business integration solution services and provision of PCS, using the expected cost plus margin approach. The expected cost plus margin approach requires us to forecast the expected costs of satisfying the performance obligation and then add a reasonable margin for that good or service. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period PCS are expected to be provided. For the years ended December 31, 2021, 2020 and 2019, approximately $0.1 million, $0.3 million and $0 were allocated to PCS, respectively.

For contracts that involved third party service providers, we assess if we control the goods and services before they were transferred to the customer or if our responsibility is merely to facilitate the provision of goods and service to the customer. For products and goods that were directly shipped from the vendor to the customer and the vendor is responsible for providing services including installing, set up and warranty services after completion of the project, we record revenue from these contracts on a net basis when the services are provided by the third party service provider.

 Professional services and other revenues

We also generate revenue from data analysis services and other professional services where a separate contract is entered into with the customer when the customer needs the product or services.

The service revenue from data analysis service is recognized based on the service performed, an output measure, over the contractual period.

Other professional services consists primarily of technical consulting services. We recognize revenue ratably over the contractual period as the customer simultaneously receives and consumes the benefits as we perform.

Contract performance periods generally range from month to month, completion of service to one year, and payment terms are generally prepaid to 30 days. Contracts generally do not contain significant financing components or variable consideration.

 Contract balances

We record receivables related to revenue when we have an unconditional right to invoice and receive payment.

We invoice our customers for our services on a monthly basis. Deferred revenue consists primarily of customer billings made in advance of performance obligations being satisfied and revenue being recognized. Our disaggregated revenue streams are summarized and disclosed in note 17 of our notes to the consolidated financial statements.

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

If, after the development of internal-use software is completed, we decide to market the software, proceeds received from the license of the computer software, net of direct incremental costs of marketing, such as commissions, software reproduction costs, warranty and service obligations, and installation costs, shall be applied against the carrying amount of that software. For the years ended December 31, 2021, 2020, and 2019,   we applied nil against carrying amount of capitalized software that was subsequently sold to customers as the software were fully amortized.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021, approximately $3.3 million impairment of long-lived assets was recognized including $0.4 million of land use right, $2.0 million of construction-in-progress due to further delays of the project related to local governments’ limitation of economic activities in response to the resurgence of COVID-19 variants and we recorded additional impairment on our intangible assets of $1.3 million for the year ended December 31, 2021 as the carrying value of our long-lived assets exceed the future cashflows expected to be generated from the assets.

 Research and development

Research and development expenses include salaries and other compensation-related expenses to our research and product development personnel, as well as office rental, depreciation, amortization and related expenses for our research and product development team. We recognize software development costs in accordance with ASC 350-40 “Software—internal use software”. We expense all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use. Certain costs associated with developing internal-use software are capitalized when such costs are incurred within the application development stage of software development.

We also follow the provisions of FASB ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established using either the detail design approach or working model approach. Thereafter, until the product is released for sale, software development costs should be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. For the years ended December 31, 2021, 2020, and 2019, no software costs were capitalized due to the short timing between technological feasibility and release of software.

Share-based Compensation

We accounted for share-based compensation awards in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation”, amended by ASU 2018-07. Under FASB ASC Topic 718, share-based compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received.  We granted 70,000 ordinary shares to two consulting firms based on grant date fair value of approximately $150,000 to be amortized over stated services period.

Leases

We adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2021, and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. We also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Upon adoption, we recognized approximately $.0.3 million right of use, or ROU, assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 4.75% based on the duration of lease terms.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for our leases is not readily determinable, we used the incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that we would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as we did not have reasonable certainty at lease inception that these options will be exercised. We generally consider the economic life of operating lease ROU assets to be comparable to the useful life of similar owned assets. We elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Our leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

We reviewed the impairment of our ROU assets consistent with the approach applied for our other long-lived assets. We reviewed the recoverability of our long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. We elected to include the carrying amount of operating lease liabilities in any   tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cashflows.

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

C.  Research and development, patents and licenses, etc.

Research and Development

We invest significant resources in research and development—not only to support our existing business and enhance our service and product offerings—but also to incubate new technological breakthroughs and business initiatives. As of December 31, 2021, our research and development team consisted of 131 personnel, including software engineers and internet technology specialists, which accounted for approximately 33.5% of our total employees. We have invested significant resources to maintain our technological advantages and intend to continue to extensively invest in our research and development capabilities. For the years ended December 31, 2021, 2020 and 2019, our research and development expenses amounted to approximately $3.3 million, $1.9 million and $1.5 million, respectively.

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

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December 31, 2021, we had rights to 19 patents, 52 software copyrights, 1 artwork copyright, 41 registered trademarks and 27 domain names in the PRC and 3 registered trademarks outside of the PRC.

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

D. Trend information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

See “Critical Accounting Policies and Estimates” above.

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

Name	Age	Position
Yimin Wu	55	Chairman of the Board of Directors and Chief Executive Officer
Lianfang Zhou	44	Chief Financial Officer
Chunhsiang Chen	60	Chief Technology Officer and Vice President
Hsiaochien Tseng*	50	Executive Vice President
Dongliang Jiang	56	Director
Hanbin Xiao	51	Director
Harry D. Schulman(1)	70	Independent Director
Feng Liu(1)(2)	53	Independent Director
Zhixiong Wang(1)(2)(3)	58	Independent Director
Xuan Li(3)	55	Independent Director

(1) Member of audit committee.

(2) Member of compensation committee.

(3) Member of nomination and governance committee.

*Mr. Tseng resigned in June 2021.

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

Hsiaochien Tseng served as our executive vice president from May 2020 to June 2021 and as the executive vice president of Infobird Beijing from January 2020 to June 2021. From March 2010 to September 2018, Mr. Tseng served as sales director of the Credit Card Center of China Guangfa Bank where he integrated and managed online and offline sales channels, established overall and regional sales strategies, and constructed training systems to significantly increase the client base. From October 2018 to January 2020, Mr. Tseng served as senior vice president of Hua Tuo Digital Technology Group Co., Ltd., a financial informational technology company, and was responsible for building platforms for credit card sales and services, such as the payment aggregation platform, the installment payment platform, and the benefits platform. Prior to that, Mr. Tseng accumulated experience in sales and marketing of credit cards while serving as the head of the business development department of Far Eastern International Bank Co., Ltd. (TWSE: 2881) from January 2001 to November 2007 and as the head of the sales department of Fubon Financial Holding Co., Ltd. (TWSE: 2881; LSE: FBND), a financial investment holding company, from November 2007 to March 2010. Mr. Tseng received a Bachelor’s Degree in Information Management from Fu Jen Catholic University and a Master’s Degree in Business Administration from San Diego State University.

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

B. Compensation

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals initially agreed to serve as our executive officers until May 24, 2021. Such terms have been automatically extended for twelve-month periods, and will continue to be so automatically extended, unless the agreements are terminated in accordance with their terms. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 60 days’ advance written notice. Each executive officer may resign at any time upon 60 days’ advance written notice.

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

Compensation of Director and Executive Officers

For the year ended December 31, 2021, we paid an aggregate of approximately RMB 3.7 million ($0.6 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the calendar year ended December 31, 2021.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended December 31, 2021.

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

 D. Employees

As of December 31, 2021, we had 391 employees, all of which were full-time employees located in China.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 9, 2022  for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 25,445,000 ordinary shares outstanding as of May 9, 2022.

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

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
CRservices Limited(1)	7,259,090	28.53%
CRExperience Limited(2)	2,104,155	8.27%
Orbitchannel Limited(3)	1,768,824	6.95%
OmniConnect Limited(4)	1,621,764	6.37%
Directors and Executive Officers:
Yimin Wu(5)	7,259,090	28.53%
Lianfang Zhou	—	—
Chunhsiang Chen	—	—
Hsiaochien Tseng	—	—
Dongliang Jiang(6)	1,768,824	6.95%
Hanbin Xiao	—	—
Harry D. Schulman	—	—
Feng Liu	—	—
Zhixiong Wang	—	—
Xuan Li	—	—
All directors and executive officers as a group (10 persons)	9,027,914	35.48%

(1)	The registered address of CRservices Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Yimin Wu, our chief executive officer and chairman of our board of directors, is the sole director and shareholder of CRservices Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CRservices Limited.

(2)	The registered address of CRExperience Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Weimin Wu, a shareholder of Infobird Beijing and the brother of Yimin Wu, is the sole director of and a shareholder of CRExperience Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CRExperience Limited.

(3)	The registered address of Orbitchannel Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Dongliang Jiang, one of our directors, is the sole director and shareholder of Orbitchannel Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by Orbitchannel Limited.

(4)	The registered address of OmniConnect Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Bing Weng, a director and shareholder of Infobird Beijing, is the sole director and shareholder of OmniConnect Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by OmniConnect Limited.

(5)	Represents 7,259,090 ordinary shares held directly by CRservices Limited. Yimin Wu, our chief executive officer and chairman of our board of directors, is the sole director and shareholder of CRservices Limited. See footnote (1) above.

(6)	Represents 1,768,824 ordinary shares held directly by Orbitchannel Limited. Dongliang Jiang, one of our directors, is the sole director and shareholder of Orbitchannel Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by Orbitchannel Limited. See footnote (3) above.

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

As of December 31, 2021, 2020, and 2019, we owed a certain related party the following amount as a result of a short-term loan. Outstanding balances on short-term loan - related party consisted of the following as of December 31, 2021, 2020, and 2019:

Lender Name	Relationship	Maturities	Interest Rate	Collateral/Guarantee	December 31, 2021	December 31, 2020	December 31, 2019
Qing Tang*	Spouse of Yimin Wu	Due on demand	18% (Annual)	N/A	$—	$—	$—

*In July 2016, Infobird Beijing signed two loan contracts with a related party, Qing Tang, the spouse of Yimin Wu, to obtain loans for a total of approximately $1.3 million (RMB 8,800,000) for operation purposes. The loans bore a 1.5% monthly interest rate (18% annual interest rate) and were due on demand. By October 2019, the principal of the loans were fully repaid.

Interest expense pertaining to the above short-term loan - related party for the years ended December 31, 2021, 2020, and 2019 amounted to $0, $0, and $176,354, respectively.

As of December 31, 2021, 2020, and 2019, we owed certain related parties the following amounts as a result of interest from the loan mentioned above. Such amounts are included in the consolidated financial statements as interest payable - related party. See note 12 of the notes to the consolidated financial statements included elsewhere in this annual report.

Name of Related Party	Relationship	Nature	December 31, 2021	December 31, 2020	December 31, 2019
Qing Tang	Spouse of Yimin Wu	Interest payable - Interest incurred from loan described above	$—	$574,065	$538,047

In July 2016, Infobird Beijing signed two loan contracts with a related party, Qing Tang, the spouse of Yimin Wu, to obtain loans for a total of approximately $1.3 million (RMB 8,800,000) for operation purposes. The loans bore a 1.5% monthly interest rate (18% annual interest rate) and were due on demand. By October 2019, the principal of the loans were fully repaid.

Interest expense pertaining to the above short-term loan - related party for the years ended December 31, 2021, 2020, and 2019 amounted to $0, $0, and $176,354, respectively.

Interest payable of $574,065 was fully paid during the year ended December 31, 2021.

Qing Tang, the spouse of Yimin Wu, chairman of our board of directors and our chief executive officer, has provided real estate property as collateral of approximately $3.2 million (RMB 22,000,000) with Beijing SMEs Credit Re-guarantee Co., Ltd. to secure a guarantee with Bank of Beijing for the line of credit in the amount of approximately $2.9 million (RMB 20,000,000). See notes 11 and 12 of the notes to the consolidated financial statements included elsewhere in this annual report.

Yimin Wu also provided a personal guarantee for our loan from China Merchants Bank during the contract period. See note 11 of the notes to the consolidated financial statements included elsewhere in this annual report for details.

Yimin Wu and Qing Tang also provided personal guarantees for our loan from BOC Fullerton Bank during the contract period. See note 11 of the notes to the consolidated financial statements included elsewhere in this annual report for details.

For the year ended December 31, 2021, we had cost of revenue from a related party of $350,987, which was from Mashangyou Technology Co., ltd, whose legal representative is a 3.18% shareholder of Infobird Beijing. See note 12 of the notes to the consolidated financial statements included elsewhere in this annual report.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. The STA issued Chinese-Controlled Offshore Incorporated Resident Enterprises Income Tax Regulation, or the Bulletin 45, which took effect on September 1, 2011 and was most recently amended on June 15, 2018, to provide more guidance on the implementation of Circular 82 and to clarify the reporting and filing obligations of Chinese-controlled offshore incorporated resident enterprises. Bulletin 45 also provides procedures and administrative details for the determination of resident status and administration of post-determination matters. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC ; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

See note 13 of the notes to the consolidated financial statements included elsewhere in this annual report for a discussion of taxation.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333- 251234), in relation to our initial public offering, which was declared effective by the SEC on March 31, 2021. In April 2021, we completed our initial public offering in which we issued and sold an aggregate of 6,250,000 ordinary shares, and in June 2021, we issued and sold 125,000 ordinary shares pursuant to the partial exercise of the underwriter’s over-allotment option in connection with our initial public offering, resulting in net proceeds to us of approximately $22.9 million, including the $600,000 that was placed in an escrow account, net of underwriting discounts and commissions and expenses associated with our initial public offering paid or payable by us. WestPark Capital, Inc. acted as the representative of the underwriters for our initial public offering. We have used net proceeds from our initial public offering for strengthening sales and marketing, research and development, and general corporate purposes, including the expenses we spent to become, and maintain our status as, a publicly listed company in the United States.

We received net proceeds of approximately $22.9 million from our initial public offering, including the $600,000 that was placed in an escrow account mentioned below, and the partial exercise of the underwriter’s over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of our ordinary shares in our initial public offering totaled approximately $4.7 million, which included approximately $1,785,000 for underwriting discounts and commissions. Net proceeds in the amount of $600,000 were also placed in an escrow account for 24-months following the closing of our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weaknesses described below under “Management’s Annual Report on Internal Control Over Financial Reporting”, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our board of directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making its assessment, management used the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2021 based on the material weaknesses described below. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of auditing our consolidated financial statements for year ended December 31, 2021, eight material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements. The other material weakness related to the absence of policies and procedures and related risk mitigations surrounding our IT policies and procedures, including (ii) deficiencies in third party vendor management, (iii) deficiencies in backup management and recovery management, (iv) deficiencies in user accounts management, (v) lack of segregation of duties and monitoring of privileged accounts, (vi) deficiencies in monitoring access to systems and data, (vii) deficiencies in password management and (viii) deficiencies in vulnerability assessment and patch management.

We are currently in the process of remediating the material weaknesses described above and we intend to continue implementing the following measures, among others, to remediate the material weaknesses. We plan to:

1.	improve our reporting process by actively hiring more qualified accounting personnel;

2.	prepare a systematic policies and procedures manual for our IT processes in order to develop enhanced risk assessment procedures and controls related to changes in IT systems;

3.	regularly conduct internal evaluation for IT-related departments and all IT staff;

4.	regularly conduct network security training for IT employees to provide employees with security awareness;

5.	establish a qualification assessment procedure for third-party service providers;

6.	improve demand analysis and detailed design/specification of new IT projects. All new IT projects undergo user acceptance testing and implementation approval;

7.	ensure system and information security, strictly control the approval of system permissions and review them regularly, enforce password complexity policies, and regularly audit and analyze logs; and

8.	enforce and monitor IT standard procedures and safety management specifications.

 As we were in the process of implementing such remedial measures as of December 31, 2021, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

We are fully committed to continuing to implement measures to remediate our material weaknesses and significant deficiencies in our internal control over financial reporting. However, we cannot assure you that we will remediate our material weaknesses and significant deficiencies in a timely manner.  See above and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm due to an exemption established by the rules of the SEC for emerging growth companies.

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

Changes in Internal Control Over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 of the Exchange Act that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

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

	For the year ended December 31,
	2021	2020
Audit fees (1)	$227,000	$196,000
Audit-related fees	—	—
Tax fees	—	—
Total	$227,000	$196,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Infobird Co., Ltd and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 29, 2021)
2.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234)) filed with the Securities and Exchange Commission on January 12, 2021)
2.2	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
2.3	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-251234)), originally filed with the Securities and Exchange Commission on December 9, 2020, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 30, 2021)
4.1	Unofficial English Translation of Exclusive Business Cooperation Agreement by and between Infobird Digital Technology (Beijing) Co., Ltd and Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.2	Unofficial English Translations of Exclusive Option Agreements by and among Infobird Digital Technology (Beijing) Co., Ltd, Beijing Infobird Software Co., Ltd and the shareholders of Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.3	Unofficial English Translations of Equity Interest Pledge Agreements by and among Infobird Digital Technology (Beijing) Co., Ltd, Beijing Infobird Software Co., Ltd and the shareholders of Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.4	Unofficial English Translations of Shareholders’ Powers of Attorney, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.5	Unofficial English Translations of Spousal Consent Letters, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.6	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
4.7	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.8	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.9	Form of Independent Director Agreement between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.10	Form of Independent Director Agreement by and between the registrant and its U.S. independent director, Harry D. Schulman (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.11	Form of Independent Director Agreement by and between the registrant and Zhixiong Wang (incorporated by reference to Exhibit 10.22 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
4.12	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.13	Employment Agreement, by and between Yimin Wu and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.14	Employment Agreement, by and between Lianfang Zhou and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.15	Employment Agreement, by and between Chunhsiang Chen and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)

4.16	Employment Agreement, by and between Hsiaochien Tseng and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.17*	Unofficial English Translation of Beijing House Lease Contract, by and among Beijing Infobird Software Co., Ltd, and Beijing Dingqiao Property Management Co., Ltd
4.18*	Unofficial English Translation of Beijing House Lease Contract, by and among Beijing Infobird Software Co., Ltd, Wang Tao, and Wang Yong, dated as of March 11, 2021
4.19*	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Co., Ltd and Qin Huaxiang dated as of March 10, 2022
4.20*	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Co., Ltd and Wang Haihong
4.21*	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Co., Ltd and Yang Xiaokang
4.22*	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Co., Ltd and Zhang Zhihua, dated as of March 10, 2022
4.23	Amendment to Independent Director Agreement by and between the registrant and its U.S. independent director, Harry D. Schulman (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F (file No. 001-40301) filed with the Securities and Exchange Commission on May 14, 2021)
4.24*	Amendment Number 1 to Independent Director Agreement by and between the registrant and Zhixiong Wang, dated as of April 25, 2022
4.25*	Amendment Number 1 to Independent Director Agreement by and between the registrant and Xuan Li, dated as of April 25, 2022
4.26*	Amendment Number 1 to Independent Director Agreement by and between the registrant and Feng Liu, dated as of April 25, 2022
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOBIRD CO., LTD

By:	/s/ Yimin Wu
Yimin Wu
Chief Executive Officer and Chairman of the Board of Directors

Date: May 16, 2022

INFOBIRD CO., LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Infobird Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infobird Co., Ltd and Subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

May 16, 2022

INFOBIRD CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020

ASSETS
CURRENT ASSETS
Cash	$6,293,415	$1,682,526
Accounts receivable, net	6,337,730	4,118,502
Other receivables, net	133,266	72,255
Prepayments	511,385	1,412,570
Short-term investment	7,091,939	—
Total current assets	20,367,735	7,285,853

OTHER ASSETS
Property and equipment, net	254,591	2,193,189
Right-of-use assets	292,743	—
Long-term deposits, net	175,085	107,260
Intangible assets, net	4,778,481	5,247,752
Deferred tax assets	—	389,893
Deferred offering cost	—	730,586
Escrow	600,000	—
Goodwill	2,009,769	—
Total other assets	8,110,669	8,668,680

Total assets	$28,478,404	$15,954,533

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$4,530,740	$552,540
Bank loans - current	4,496,883	3,065,134
Interest payable- related party	—	574,065
Other payables and accrued liabilities	947,976	687,702
Deferred revenue	1,405,374	1,755,967
Taxes payable	701,873	865,795
Lease liabilities - current	185,146	—
Total current liabilities	12,267,992	7,501,203

OTHER LIABILITIES
Deferred tax liabilities	81,992	322,035
Bank loans - noncurrent	131,603	—
Lease liabilities - noncurrent	95,947	—
Total other liabilities	309,542	322,035

Total liabilities	12,577,534	7,823,238

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY
Ordinary shares,$0.001 par value, 50,000,000 shares authorized, 25,445,000 and 19,000,000 issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	25,445	19,000
Additional paid-in capital	26,783,355	5,852,089
Statutory reserves	449,136	437,549
(Accumulated deficits) Retained earnings	(12,799,436)	1,084,383
Accumulated other comprehensive income	592,218	494,046
Total shareholders’ equity attributable to Infobird Co., Ltd	15,050,718	7,887,067

Noncontrolling interests	850,152	244,228
Total equity	15,900,870	8,131,295

Total liabilities and equity	$28,478,404	$15,954,533

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019

REVENUES	$9,641,080	$14,532,941	$18,248,289
COST OF REVENUES( includes cost of revenues from related party of $350,987 for the year ended December 31, 2021)	7,373,652	4,718,093	7,987,146

GROSS PROFIT	2,267,428	9,814,848	10,261,143

OPERATING EXPENSES:
Selling	3,828,835	1,837,768	1,533,255
General and administrative	5,950,329	1,712,034	1,192,429
Research and development	3,269,680	1,897,349	1,496,579
Long-live assets impairment	3,692,047	—	—
Total operating expenses	16,740,891	5,447,151	4,222,263

(LOSS) INCOME FROM OPERATIONS	(14,473,463)	4,367,697	6,038,880

OTHER INCOME (EXPENSE)
Interest income	9,135	6,989	8,823
Interest expense	(317,402)	(208,506)	(411,298)
Other income, net	679,875	180,051	138,457
Total other income (expense), net	371,608	(21,466)	(264,018)

(LOSS) INCOME BEFORE INCOME TAXES	(14,101,855)	4,346,231	5,774,862

PROVISION FOR OF INCOME TAXES	124,058	286,071	673,034

NET (LOSS) INCOME	(14,225,913)	4,060,160	5,101,828

Less: Net (loss) income attributable to noncontrolling interest	(353,681)	61,886	254,471

NET (LOSS) INCOME ATTRIBUTABLE TO INFOBIRD CO.,LTD	$(13,872,232)	$3,998,274	$4,847,357

NET (LOSS) INCOME	(14,225,913)	4,060,160	5,101,828

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	102,084	476,580	(29,392)

TOTAL COMPREHENSIVE (LOSS) INCOME	(14,123,829)	4,536,740	5,072,436

Less: Comprehensive (loss) income attributable to noncontrolling interests	(349,769)	73,745	253,876

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO INFOBIRD CO., LTD	$(13,774,060)	$4,462,995	$4,818,560

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	23,421,123	19,000,000	19,000,000

(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.59)	$0.21	$0.26

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Retained earnings		Accumulated
			Additional	(accumulated deficit)		other
	Ordinary shares		paid-in	Statutory		comprehensive	Noncontrolling
	Shares	Par value	capital	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, January 1, 2019	19,000,000	$19,000	$7,537,243	$—	$(7,323,699)	$58,122	$20,657	311,323
Acquisition of additional Non-controlling interest	—	—	(1,685,154)	—	—	—	(104,050)	(1,789,204)
Net income attributable to Infobird Co., Ltd	—	—	—	—	4,847,357	—	—	4,847,357
Net income attributable to noncontrolling interests	—	—	—	—	—	—	254,471	254,471
Statutory reserve	—	—	—	31,778	(31,778)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(28,797)	(595)	(29,392)
BALANCE, December 31, 2019	19,000,000	$19,000	$5,852,089	$31,778	$(2,508,120)	$29,325	$170,483	$3,594,555
Net income attributable to Infobird Co., Ltd	—	—	—	—	3,998,274	—	—	3,998,274
Net income attributable to noncontrolling interests	—	—	—	—	—	—	61,886	61,886
Statutory reserve	—	—	—	405,771	(405,771)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	464,721	11,859	476,580
BALANCE, December 31, 2020	19,000,000	$19,000	$5,852,089	$437,549	$1,084,383	$494,046	$244,228	$8,131,295
Net loss attributable to Infobird Co., Ltd	—	—	—	—	(13,872,232)	—	—	(13,872,232)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(353,681)	(353,681)
Issuance of ordinary shares and warrants in initial public offerings, net of issuance costs	6,375,000	6,375	20,790,869	—	—	—	—	20,797,244
Statutory reserve	—	—	—	11,587	(11,587)	—	—	—
Noncontrolling interest from acquisition	—	—	—	—	—	—	955,693	955,693
Share-based compensations for consulting services	70,000	70	140,397	—	—	—	—	140,467
Foreign currency translation adjustment	—	—	—	—	—	98,172	3,912	102,084
BALANCE, December 31, 2021	25,445,000	$25,445	$26,783,355	$449,136	$(12,799,436)	$592,218	$850,152	$15,900,870

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Years Ended
	December 31,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(14,225,913)	$4,060,160	$5,101,828
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	96,212	84,249	119,461
Amortization	959,589	397,744	84,068
Amortization of other income from deferred grant	—	—	—
Gain on short term investment	(165,713)	—	—
Provision for doubtful accounts	2,289,741	193,980	15,250
Long live assets impairment	—	—	—
Loss on disposal of equipment	—	—	305
Deferred taxes expense	124,058	197,892	356,092
Amortization of ROU	84,969	—	—
Long-live assets impairment	3,692,047	—	—
Stock-base compensations for consulting service	140,467	—	—
Provision for warranty reserve	14,354	—	—
Change in operating assets and liabilities
Accounts receivable	(4,353,510)	(1,666,678)	1,352,268
Other receivables	(181)	(47,206)	16,564
Prepayments	931,439	(1,276,881)	30,575
Long-term deposits	(64,470)	(20,154)	58,263
Accounts payable	3,916,913	(650,176)	(90,441)
Deferred revenue	(400,876)	193,707	(781,716)
Other payables and accrued liabilities	281,318	(74,769)	(63,302)
Interest payable- related party	(580,667)	—	—
Operating lease liability	(96,478)	—	—
Taxes payable	(182,534)	138,830	122,012
Net cash provided by (used in) operating activities	(7,539,235)	1,530,698	6,321,227

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(109,529)	(105,391)	(95,082)
Purchase of software	(10,124)	(1,366,411)	—
Payments for construction in progress	—	—	(471,810)
Costs to obtain and develop software	(2,027,908)	(1,770,762)	(1,487,391)
Proceeds from sales of equipment	—	—	539
Purchase of short-term investment	(15,000,000)	—	—
Proceeds for sale of short-term investment	8,073,774	—	16,380
Payment for Qishuo acquisition net of cash acquired	(1,289,465)	—	—
Net cash used in investing activities	(10,363,252)	(3,242,564)	(2,037,364)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of ordinary shares in initial public offering	22,846,983	—	—
Payments of offering costs	(1,382,040)	(233,382)	(382,690)
Proceeds from bank loans	4,650,576	2,896,792	2,895,152
Repayment for bank loans	(3,178,592)	(2,896,792)	(2,895,152)
Repayment for short term loan - related party	—	—	(1,273,867)
Payment of acquisition of noncontrolling interest	—	—	(1,789,204)
Proceed from IPO placed in escrow	(600,000)	—	—
Net cash (used in) provided by financing activities	22,336,927	(233,382)	(3,445,761)

EFFECT OF EXCHANGE RATE CHANGES	176,449	118,354	(40,048)

NET CHANGE IN CASH	4,610,889	(1,826,894)	798,054

CASH, beginning of year	1,682,526	3,509,420	2,711,366

CASH, end of year	$6,293,415	$1,682,526	$3,509,420

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$124,811	$60,518	$251,083
Cash paid for interest	$285,003	$209,821	$377,937

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deferred initial offering costs net against additional paid-in capital	$667,698	$—	$—
Purchase of equipment with prepayment	$—	$17,705	$—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$374,162	$—	$—

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

On October 17, 2013, Infobird Beijing established its 90.18% owned subsidiary, Guiyang Infobird Cloud Computing Co., Ltd (“Infobird Guiyang”), a PRC limited liability company. Infobird Guiyang also engages in software development and mainly provides BPO services to its customers. On June 20, 2012, Infobird Beijing established a 99.95% owned subsidiary, Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd) (“Infobird Anhui”), a PRC limited liability company. Infobird Anhui also engages in software development and mainly provides cloud services and technology solutions to customers.

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

On December 2, 2021, Infobird Beijing completed its 51% acquisition of Shanghai Qishuo Technology Inc. (“Shanghai Qishuo”), a PRC limited liability company and a SaaS provider of big data analysis to retail stores aimed at operation improvement, for approximately $1.3 million (RMB 8.6 million). Shanghai Qishuo is a fast-growing provider of consumer product and retail store digitalization solutions.

The accompanying consolidated financial statements reflect the activities of Infobird Cayman and each of the following entities:

Name	Background	Ownership
Infobird International Limited (“Infobird HK”)	● A Hong Kong company ● Incorporated on April 21, 2020 ● A holding company	100% owned by Infobird Cayman
Infobird Digital Technology (Beijing) Co., Ltd (“Infobird WFOE”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on May 20, 2020 ● Registered capital of $15,000,000 (RMB 106,392,000) ● A holding company	100% owned by Infobird HK
Beijing Infobird Software Co., Ltd (“Infobird Beijing”)	● A PRC limited liability company ● Incorporated on October 26, 2001 ● Registered capital of $2,417,947 (RMB 16,624,597) ● Software developing that provides software as a service (SaaS)	VIE of Infobird WFOE
Guiyang Infobird Cloud Computing Co., Ltd (“Infobird Guiyang”)	● A PRC limited liability company ● Incorporated on October 17, 2013 ● Registered capital of $1,777,645 (RMB 12,222,200) ● Software developing that provides software as a service (SaaS)	90.18% owned by Infobird Beijing
Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd) (“Infobird Anhui”)	● A PRC limited liability company ● Incorporated on June 20, 2012 ● Registered capital of $1,454,440 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	99.95% owned by Infobird Beijing
Shanghai Qishuo Technology Inc. (“Shanghai Qishuo”)	● A PRC limited liability company ● Incorporated on April 10, 2014 ● Registered capital of $156,922 (RMB 1,000,000) ● Software developing that provides software as a service (SaaS)	51% owned by Infobird Beijing

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

The equity interest pledge agreements shall come into force the date on which the pledged interests are recorded, which is within three (3) days after signing of the agreements on May 27, 2020, under Infobird Beijing’s register of shareholders and are registered with the competent Administration for Market Regulation of Infobird Beijing until all of the obligations to Infobird WFOE have been fulfilled completely by Infobird Beijing. Nineteen shareholders of Infobird Beijing have registered the pledges of equity interest with the competent Civil Code of the PRC and Infobird Beijing intends to register the pledge of equity interest of one shareholder with the competent Administration for Market Regulation once practicable.

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

Historically, the Company finances its operations through internally generated cash, short-term loans and payable from related parties and equity financing. As of December 31, 2021, the Company had approximately $6.3 million in cash which primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. The Company also had $7.1 million in short term investment which are investment in wealth management products which can be redeemed upon three months’ notice. The Company’s working capital was approximately $8.1 million at December 31, 2021, approximately $1.4 million of which was deferred revenue which the Company expects to realize and the Company does not expect to make any significant refund based on historical experience. Therefore, the Company’s working capital excluding deferred revenue was approximately $9.5 million. The Company will require a minimum of approximately $7.0 million over the next twelve months to operate at its current level, either from revenues or funding.

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise and VIE over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment and intangible assets, software development costs, impairment of long-lived assets, allowance for doubtful accounts, revenue recognition, share-based compensation, allowance for deferred tax assets and uncertain tax position. The inputs into the Company’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $592,218 and $494,046 as of December 31, 2021 and 2020, respectively. The balance sheet amounts, with the exception of equity at December 31, 2021 and 2020 were translated at 6.3726 RMB and 6.5250 RMB, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2021, 2020, and 2019 were 6.4508 RMB, 6.9042 RMB, and 6.9081 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash

Cash consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three (3) months.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after thirty (30) days from payment due date. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2021 and 2020, allowance for doubtful accounts were $2,478,341 and $123,890, respectively.

Other receivables, net

Other receivables primarily include advances to employees and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2021 and 2020, allowance for doubtful accounts were $7,761 and $40,437, respectively.

Prepayments

Prepayments are cash deposited or advanced to suppliers for future service rendering. The amounts are refundable and bear no interest. For any advances to suppliers determined by management that such advances will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2021 and 2020, no allowance for the doubtful accounts were deemed necessary.

Short term investments

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity products. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income. Gain from short term investments for the years ended December 31, 2021, 2020 and 2019 amounted to $165,713, nil and nil, respectively.

Escrow

In connection with the closing of the Company’s initial public offering in April 2021, $600,000 of the net proceeds received from the initial public offering was deposited in an escrow account, and the Company is restricted to withdraw therefrom, for twenty-four months after the closing date of the initial public offering.

Long-term deposits

Long-term deposits primarily included rental deposits, and deposits made by the Company to vendors to secure the service contract. The deposits are generally more than one year and the amounts are refundable and bear no interest. For any deposits determined by management that such deposit will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews the long- term deposits on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2021 and 2020, allowance for doubtful accounts were $63,083 and $61,609, respectively.

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

Construction-in-progress represents contractor and labor costs, design fees and inspection fees in connection with the construction of the Company’s building for a cloud computing facility in Guiyang, China. As a result of delay due to impact of COVID-19, the Company impaired the full amount of construction in progress. See Note 7 for details.

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

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Licensed software	5 years
Capitalized development cost	5 years
Platform development	5 years
Customer relationship	4 years
Land use right	40 years

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

If, after the development of internal-use software is completed, the Company decides to market the software, proceeds received from the license of the computer software, net of direct incremental costs of marketing, such as commissions, software reproduction costs, warranty and service obligations, and installation costs, shall be applied against the carrying amount of that software. For the years ended December 31, 2021, 2020 and 2019,   the Company applied nil against carrying amount of capitalized software that was subsequently sold to customers as the software were fully amortized.

Land use rights

All land in the PRC is owned by the government. However, the government grants “land use rights.” This land use rights are for 40 years and expire in 2055. The Company amortizes the land use rights over the forty-year term of the land use rights on a straight-line basis. The carrying value of the land use rights was reduced by government grant received when the conditions stipulated under the grant were fulfilled. As a result of delay due to impact of COVID-19, the Company recorded impairment of approximately $0.4 million and the balance is reduced to $0 at December 31, 2021. See Note 8 for details.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021 and 2020, approximately $3.7 million and nil impairment of long-lived assets was recognized including approximately $2.0 million of construction-in-progress, $0.4 million of land use rights due to continuing delay of construction as impacted by COVID -19 and the Company recorded additional impairment on our intangible assets of $1.3 million for the year ended December 31, 2021 as the carrying value of our long-lived assets exceed future cashflows expected to be generated from the assets.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the option to assess qualitative factors to determine whether it is necessary to perform further impairment testing in accordance with ASC 350-20, as amended by ASU 2017-04. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test described below is required. The Company compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, impairment is recognized for the difference, limited to the amount of goodwill recognized for the reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

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

Noncontrolling Interests

The Company’s noncontrolling interests represent the minority shareholders’ ownership interests related to the Company’s subsidiaries, including 0.05% for Infobird Anhui for the years ended December 31, 2021 and 2020, 9.82% for Infobird Guiyang for the years ended December 31, 2021 and 2020 and 49% for Shanghai Qishuo for the year ended December 31, 2021. The Company repurchased 18.18% of noncontrolling interests in Infobird Guiyang in 2019, resulting in noncontrolling interests of 9.82% for Infobird Guiyang for the year ended December 31, 2019. Excess of payment made to noncontrolling shareholders over carrying value of the entity is recorded as reduction in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the consolidated statement of operations as allocations of the total income or loss for the year between noncontrolling interests holders and the shareholders of the Company.

Noncontrolling interests consist of the following:

	December 31,	December 31,
	2021	2020

Infobird Guiyang	$(73,283)	$245,009
Infobird Anhui	(12)	(781)
Shanghai Qishuo	923,447	—
Total	$850,152	$244,228

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

(1) Revenue from customized cloud-based services

The Company derives its customized cloud-based revenues from subscription services which are comprised of subscription fee from granting customers’ access to the customized SaaS, voice/data plan, which includes telecommunication usage such as telephone calls and messaging that our customers can subscribe for, and technical support. The provision of customized SaaS, voice/data plan and technical support is considered as one performance obligation as the services provided are not distinct within the context of the contract whereas the customer can only obtain benefit when the services are provided together. The Company uses monthly utilization records based on the number of user accounts subscribed for by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services.

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

(2) Revenue from standard cloud-based services

The Company also derives its standard cloud-based revenues from subscription services which are comprised of subscription fee from granting customers access to its software through the internet. The Company’s standard cloud-based solutions represent a series of services such as calling, voice recording and technical support. These services are made available to the customer continuously throughout the contractual period, however, the extent to which the customer uses the services may vary at the customers’ discretion. The standard cloud-based services are considered to have one single performance obligation. The Company uses monthly utilization records based on the number of user accounts subscribed for by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services.

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

(4) Business Integration Solution Services Revenue

Since 2020, the Company provides business integration solution services to its customers and expects to expand its customer base from such services and develop the customers to become subscribers to SaaS services with software upgrades and continued services once they become more familiar with the Company’s products. The services include sale of the Company’s software license or development of customized software to fit the customers’ need and sales of hardware integrated with the Company’s software.

-	Revenue from software development

The Company generates revenue from development and sale of software license including (1) standard software and (2) customized software developed per customers’ specifications. Contract terms from each software development contract generally do not contain significant financing components or variable consideration.

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

Customized software is software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, the Company has entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure its cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software the Company developed are to solve certain business pain points in a certain scenario within or across industries, once developed, it plans to further apply them in serving other customers that share similar needs and business models. The Company aims to replicate its initial customization and development and achieve economies of scale after it delivers its products to more customers within the same industry. Contract terms are generally less than one year. The design, development, and installation of the customized software is considered as one performance obligation as these promises are not separately identifiable as the customers do not obtain benefits from these services on its own. The Company’s software development service contracts are generally recognized at a point in time when customer accepted the customized software with satisfactory testing result.

-	Revenue from sales of hardware with software integration

The Company is responsible for providing hardware procurement, software design and implementation, installation and maintenance service in order to fulfill the contract. Design, integration and installation of hardware and software are considered as one performance obligation, as the customer does not benefit from each individual service on its own stand, but instead is benefited by the provision of these services as a whole. For contracts that the Company have no alternative use of the customized system without incurring significant additional costs and when the Company has right to payment for performance completed, the Company recognized revenue over time based on measurement of progress towards completion using output methods when it could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. For other contracts that the Company is only entitled to payment after completion and inspection of project, revenue is recognized at a point in time after completion of software implementation and hardware installation, and the transfer of control to the customer.

Certain business integration solution services contracts also require the Company to provide post-contract services (“PCS”) which include maintenance and technical support. The provision of maintenance and technical support is considered one single performance obligation because maintenance and technical support are not distinct within the context of the contract. The Company is obligated to provide a single, continuous, integrated service throughout the contract term. As such, the Company allocates the contract price between revenue from business integration solution services and provision of PCS, using the expected cost plus margin approach. The expected cost plus margin approach requires the Company to forecast the expected costs of satisfying the performance obligation and then add a reasonable margin for that good or service. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period PCS are expected to be provided. For the years ended December 31, 2021, 2020 and 2019, approximately $0.1 million, $0.3 million and $0 were allocated to PCS, respectively.

For contracts that involved third party service providers, the Company assesses if the Company controls the goods and services before they were transferred to the customer or if the Company’s responsibility is merely to facilitate the provision of goods and service to the customer. For products and goods that were directly shipped from the vendor to the customer and the vendor is responsible for providing services including installing, set up and warranty services after completion of the project, the Company records revenue from these contracts on a net basis when the services are provided and controlled by the third party service provider.

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

The Company invoices its customers for its services on a monthly basis. Deferred revenue consists primarily of customer billings made in advance of performance obligations being satisfied and revenue being recognized. The Company’s disaggregated revenue streams are summarized and disclosed in Note 17.

Cost of revenues

Cost of revenues consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support; third party service fees including cloud and data usage, hosting fees and amortization and depreciation expenses associated with capitalized software, platform system and hardware. In addition, cost of revenues also include cost of hardware, outsourcing contracted customer service representatives, customer surveys, contracted software development costs and allocated shared costs, primarily including facilities, information technology and security costs.

Warranty

The Company generally provides limited warranties for work performed under its business integration solution contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warrants are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. As of December 31, 2021 and 2020,   accrued warranty liability amounted to $14,530 and nil   is classified in the caption “other payables and accrued liabilities” in the accompanying consolidated balance sheets.

Advertising costs

Advertising costs amounted to $890,988, $65,059 and $62,501 for the years ended December 31, 2021, 2020 and 2019 respectively. Advertising costs are expensed as incurred and included in selling expenses.

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2021, and elected the practical expedients that does not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Upon adoption, the Company recognized approximately $0.3 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 4.8% based on the duration of lease terms.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cashflows.

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

The Company also follows the provisions of FASB ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established using either the detail design approach or working model approach. Thereafter, until the product is released for sale, software development costs should be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. For the years ended December 31, 2021, 2020 and 2019, no software costs were capitalized due to the short timing between technological feasibility and release of software.

Share-based Compensation

 The Company accounts for share-based compensation awards in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation”, which requires that share-based payment transactions with employees be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period. The Company accounts for share-based compensation awards to non-employees in accordance with FASB ASC Topic 718 amended by ASU 2018-07. Under FASB ASC Topic 718, share-based compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2021 and 2020 are subject to examination by any applicable tax authorities.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021, 2020 and 2019,   there were no dilutive shares.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company evaluated its warrants and determined the warrants are indexed to the Company’s own stock as the warrants do not contain any exercise contingencies, the warrants’ settlement amount equals the difference between the fair value of the Company’s common stock price and the warrant contract strike price and the only variables which could affect the settlement amount would be inputs to the fair value for a fixed-for-fixed option on equity shares. The Company also analyzed ASC 815-40-25 to determine whether the warrant contracts should be classified in stockholders’ equity in the Company’s statements of financial condition and concluded that the warrant contracts meet all of the criteria for classification as equity as the Company is not require to net settle. Based on this analysis, the Company determined the warrant contracts should be classified as equity.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are PRC government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $971,772, $805,603 and $918,696 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted, including adoption in any interim period for (i) public business entities for periods for which financial statements have not yet been issued and (ii) all other entities for periods for which financial statements have not yet been made available for issuance. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning January 1, 2021. Early adoption was permitted, including adoption in an interim period. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The Company does not expect the adoption of this new standard will have a material impact on the Company’s consolidated financial statements and related disclosures.

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

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2021	December 31, 2020

Current assets	$8,777,215	$7,285,853
Other assets	7,573,750	8,668,680
Total assets	16,350,965	15,954,533
Total liabilities	(21,063,981)	(7,823,238)
Net assets	$(4,713,016)	$8,131,295

	December 31, 2021	December 31, 2020

Current liabilities:
Accounts payable	$500,742	$552,540
Bank loans - current	4,496,883	3,065,134
Interest payable – related party	—	574,065
Other payables and accrued liabilities	947,980	687,702
Other payable - intercompany	11,023,791	—
Deferred revenue	2,218,458	1,755,967
Lease liabilities	185,145	—
Taxes payable	1,381,440	865,795
Total current liabilities	20,754,439	7,501,203
Deferred tax liabilities	81,992	322,035
Bank loans - noncurrent	131,603	—
Lease liabilities - noncurrent	95,947	—
Total liabilities	$21,063,981	$7,823,238

The summarized operating results of the VIEs are as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019

Operating revenues*	$9,984,064	$14,532,941	$18,248,289
Gross profit	2,520,414	9,814,848	10,261,143
Income (loss) from operations	(13,932,990)	4,367,697	6,038,880
Net income (loss)	$(13,836,367)	$4,060,160	$5,101,828

*Includes $342,984 intercompany revenue to Infobird WFOE.

Note 4 — Business combination

Acquisition of Shanghai Qishuo:

On December 2, 2021, Infobird Beijing completed its 51% acquisition of Shanghai Qishuo, a PRC limited liability company and a SaaS provider of big data analysis to retail stores aimed at operation improvement, for approximately $1.3 million (RMB 8.6 million). Shanghai Qishuo is a fast-growing provider of consumer product and retail store digitalization solutions. Before the acquisition, its business was mainly focused on shoes and footwear retail stores digital operation transformation. Shanghai Qishuo is experienced in this market through serving leading clothing brands in China and has leveraged its deep understanding of retail clothing and footwear store operations.

The acquisition of Shanghai Qishuo will enable the Company to further penetrate the consumer product and retail industries. The synergy of Shanghai Qishuo and the Company’s other subsidiaries will allow the Company to combine industry-specific experiences and products to optimize the Company’s standardized products and offer additional innovative solutions for real business problems.

The Company’s acquisition of Shanghai Qishuo was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Shanghai Guoyu based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date, which represents the net purchase price allocation on the date of the acquisition of Shanghai Qishuo based on valuation performed by an independent valuation firm engaged by the Company and translated the fair value from RMB to USD using the exchange rate on December 2, 2021 at the rate of USD 1.00 to RMB 6.38.

Fair Value
Consideration paid	$1,340,903
Fair value of noncontrolling interest	966,862
Less: fair value of net assets of Shanghai Qishuo
Cash	36,369
Other current assets	98,830
Fixed assets	55,550
Intangibles – customer relationship	172,514
Other current liabilities	(64,101)
Total fair value of net assets	299,162
Goodwill as of acquisition date	$2,008,603

Customer relationship, including the customer list in the retail industry which will be revenue driver for Shanghai Qishuo has a fair value of approximately $172,514 and estimated finite useful life of 4 years from the acquisition.

Approximately $2.0 million of goodwill arising from the acquisition is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The amounts of revenue and net loss that resulted from the acquisition and were included in the consolidated statements of operations and comprehensive income (loss) during the year ended December 31, 2021 were $8,792 and $(99,613), respectively.

Pro forma results of operations for the acquisition for the year ended December 31, 2021 were immaterial.

Note 5 — Short term investments

Short term investments consist of the following:

	Carrying Value at December 31, 2021	Fair Value Measurement at December 31, 2021
		Level 1	Level 2	Level 3
Short term investments	$7,091,939	$—	$—	$7,091,939

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity   and debt products. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values. Gain from short term investments for the year ended December 31, 2021 amounted to $165,713. There were no short term investments for the years ended December 31, 2020 and 2019.

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2021	December 31, 2020

Accounts receivable	$8,816,071	$4,242,392
Allowance for doubtful accounts	(2,478,341)	(123,890)
Total accounts receivable, net	$6,337,730	$4,118,502

Movements of allowance for doubtful accounts are as follows:

	December 31, 2021	December 31, 2020

Beginning balance	$123,890	$19,386
Addition	2,440,018	97,538
Reversal	(117,040)	—
Exchange rate effect	31,473	6,966
Ending balance	$2,478,341	$123,890

Note 7 – Property and equipment, net

Property and equipment consist of the following:

	December 31, 2021	December 31, 2020

Electronic devices	$86,371	$161,571
Office equipment, fixtures and furniture	237,217	83,380
Automobile	60,352	58,943
Computer and network equipment	403,410	369,654
Leasehold improvement	418,261	346,478
Construction in progress*	—	1,971,568
Subtotal	1,205,611	2,991,594
Less: accumulated depreciation and amortization	(951,020)	(798,405)
Total	$254,591	$2,193,189

Depreciation expense for the years ended December 31, 2021, 2020 and 2019, amounted to $96,212, $84,249 and $119,461, respectively. In 2019, the Company disposed of $28,142 of electronic equipment with accumulated depreciation of $27,298 for gross proceeds of $539 resulting in a loss on disposal of equipment of $305.

Construction-in-progress consists of the Guiyang Longdongbao Project (the cloud computing facility in Guiyang) and the Company completed the initial stage of the project, which included demolition, underground structure and design. The Company is currently in negotiation with various contractors for the construction of the facility and was in the progress of obtaining various government permits for the start of construction. Due to further delays of the project related to local governments’ limitation of economic activities in response to the resurgence of COVID-19 variants, the Company recorded impairment loss of $2.0 million of its construction in progress for the year ended December 31, 2021.

Note 8 – Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of licensed software, capitalized development costs, platform system, and land use rights. The following table summarizes the components of acquired intangible asset balances as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020

Licensed software	$2,899,801	$2,822,063
Capitalized development costs	6,079,463	3,932,617
Platform system	44,880	43,831
Customer relationships	172,614	—
Land use rights*	—	435,315
Less: accumulated amortization	(3,095,844)	(1,986,074)
Less: impairment for capitalized software	(1,322,433)	—
Intangible assets, net	$4,778,481	$5,247,752

*	On June 3, 2015, Infobird Guiyang signed a cloud computing development agreement with the local Guiyang government to promote development of the local cloud computing industry. See construction in progress in Note 7. The Company obtained land use rights in Guiyang, China for 9,760.8 square meters of land for approximately $4.7 million (RMB 32,532,746) through public bidding. The land is for building of technology related infrastructure only. In return, the Guiyang government will subsidize the cost of land through a form of cash grant in the amount of approximately $4.5 million (RMB 31,068,626). The Company received such grant in 2015. The grant was given to promote the local cloud computing industry, there are no services to perform on the part of the Company and the grant was given without restriction. The only condition is that the land use right acquired was to be used for the cloud computing industry only. The Company recorded the grant as a reduction of the related land use rights. For the year ended December 31, 2021, the Company recorded impairment loss of $0.4 million of land use rights as a result of project delay, see Note 7 for details.

Amortization expense for the years ended December 31, 2021, 2020 and 2019 amounted to $ 959,589, $397,744 and $84,068 respectively.

Amortization expense of capitalized development costs was $838,291, $361,353 and $77,119 during the years ended December 31, 2021, 2020 and 2019, respectively. The carrying value of capitalized development costs at December 31, 2021, 2020 and 2019 was $3,443,642, $3,468,617 and $1,852,648, respectively. The Company recorded impairment on capitalized development cost of $1.3 million for the year ended December 31, 2021 as the carrying value of our long-lived assets exceed future cashflows expected to be generated as a result of reduced profit projection due to resurgence of COVID-19 in first quarter of 2022 that caused business interruption for our customers.

The estimated amortization is as follows:

Twelve months ending December 31,	Estimated amortization expense

2022	$1,168,208
2023	1,135,490
2024	1,112,813
2025	976,629
2026	385,341
Thereafter	—
Total	$4,778,481

Note 9 — Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. The following table summarizes the components of acquired goodwill balances as of:

December 31, 2020	December 31, 2021	December 31, 2020
Goodwill from Shanghai Qishuo acquisition(a)	2,009,769	—

(a)	See Note 4 for details.

Note 10 – Other payables and accrued liabilities

Other payables   and accrued liabilities consist of the following:

	December 31, 2021	December 31, 2020

Salary payables	$846,761	$563,334
Employee reimbursement and benefit payables	63,586	38,167
Professional fees payable	—	78,482
Other miscellaneous payables	23,099	7,719
Warranty liability	14,530	—
Total other payables and accrued liabilities	$947,976	$687,702

Note 11 – Bank loans

Outstanding balances on bank loans consisted of the following:

Bank Name	Maturities	Interest rate	Collateral/Guarantee	December 31, 2021	December 31, 2020

Bank of Beijing	May, June, and July 2019 (1) and April 2020 (2) and March and April 2021 (3) and February and March 2022 (4)	4.8% - 5.0%	Guarantee by Beijing SMEs Credit Re-guarantee Co., Ltd*	$3,138,436	$3,065,134
Shanghai Pudong Development Bank	February 2022 (5)	4.4%	N/A	470,765	—
BOC Fullerton Bank	February 2024 (6)	8.5%	***	234,676	—
China Merchants Bank	March 2022 (7)	3.4%	Guarantee by Beijing SMEs Credit Re-guarantee Co., Ltd**	784,609	—
Total				4,628,486	3,065,134
			Noncurrent	(131,603)	—
			Current	$4,496,883	$3,065,134

*	Beijing SMEs Credit Re-guarantee Co., Ltd is a financial services company and provides credit re-guarantee business and short-term capital operation to small and medium enterprises. In addition, Qing Tang, the spouse of Yimin Wu, the Company’s Chairman of the Board of Directors and Chief Executive Officer, has provided real estate property as collateral of approximately $3.1 million (RMB 20,000,000) with Beijing SMEs Credit Re-guarantee Co., Ltd to secure the guarantee with Bank of Beijing.

**	Beijing Zhong Guan Chun Technology Finance Guarantee Co., Ltd is a financial services company and provides credit guarantee business and short-term capital operation to small business. Yimin Wu also provided a personal guarantee for the loan during the contract period.

***	Yimin Wu and Qing Tang provided personal guarantees for the loan during the contract period.

The Company incurred approximately $83,000 and $72,000 of guarantee fees during the years ended December 31, 2021 and 2020.

(1) In May 2018, Infobird Beijing entered into a two-year line of credit agreement with Bank of Beijing pursuant to which Infobird Beijing may borrow up to approximately $2.9 million (RMB 20,000,000) for operation purposes. The line of credit entitles Infobird Beijing to enter into separate loan contracts under the line of credit. From May 2018 to July 2018, Infobird Beijing signed loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bore an interest rate of 5.7% with the maturity dates in May, June, and July 2019.   The Company fully repaid the loans in March 2019.

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

(4) In February and March 2021, Infobird Beijing renewed the two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bear interest rate of 4.8% with the maturity dates in February and March 2022. The loans were repaid in March 2022. On March 3, 2022, the Company renewed the line of credit for two years and obtained a $3.1 million (RMB 20, 000,000) loan with one year term and interest rate of 5.0% due in March 2023.

(5) In February 2021, the Company entered into a loan agreement with Shanghai Pudong Development Bank in the amount of RMB 3,000,000 (approximately $0.5 million) due in February 2022. The loan was repaid in February 2022 and was not renewed.

(6) In February 2021, the Company obtained a line of credit from BOC Fullerton Bank in the amount of RMB 2,000,000 (approximately $0.3 million) which expires in February 2026. The Company entered into a loan agreement in the same amount which is due in February 2024 with monthly repayment amount of approximately $9,700. The Company borrowed $0.3 million and repaid approximately $0.1 million for the year ended December 31, 2021.

(7) In March 2021, the Company obtained a line of credit from China Merchants Bank in the amount of RMB 5,000,000 (approximately $0.8 million) to be due in March 2023. Under the line of credit, the Company is able to issue bankers acceptance notes, which can be endorsed and assigned to vendors as payments for purchases. The Company paid interest at stated rate under the line of credit and transferred the bankers acceptance notes to its subsidiaries Infobird Guiyang and Infobird Anhui where the subsidiaries exchanged the notes for cash. The Company repaid the line of credit in March 2022 and is currently in the process of applying for a cash loan under the line of credit.

Interest expense pertaining to the above bank loans for the years ended December 31, 2021, 2020 and 2019 amounted to $234,628, $141,880 and $162,566 respectively.

Note 12 – Related party balances and transactions

Interest payable – related party

Name of Related Party	Relationship	Nature	December 31, 2021	December 31, 2020

Qing Tang	Spouse of Yimin Wu	Interest payable -Interest incurred from loan described below	$-	$574,065

In July 2016, Infobird Beijing signed two loan contracts with a related party, Qing Tang, the spouse of Yimin Wu, to obtain loans for a total of approximately $1.3 million (RMB 8,800,000) for operation purposes. The loans bore a 1.5% monthly interest rate (18% annual interest rate) and were due on demand. By October 2019, the principal of the loans were fully repaid.

Interest expense pertaining to the above short-term loan - related party for the years ended December 31, 2021, 2020 and 2019 amounted to $0, $0 and $176,354, respectively.

Interest payable of $574,065 was fully paid during the year ended December 31, 2021.

Loan Guarantee – related party

Qing Tang, the spouse of Yimin Wu, has provided real estate property as collateral of approximately $3.2 million (RMB 22,000,000) with Beijing SMEs Credit Re-guarantee Co., Ltd to secure a guarantee with Bank of Beijing for the line of credit in the amount of approximately $3.0 million (RMB 20,000,000). See Note 11 for more details.

For the year ended December 31, 2021, the Company had cost of revenues from related party of $350,987, which was from Mashangyou Technology Co., ltd, whose legal representative is a 3.18% shareholder of Infobird Beijing.

Yimin Wu also provided a personal guarantee for the Company’s loan from China Merchants Bank during the contract period. See note 11 for details.

Yimin Wu and Qing Tang also provided personal guarantees for the Company’s loan from BOC Fullerton Bank during the contract period. See note 11 for details.

Note 13 – Taxes

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

PRC

Infobird WFOE, Infobird Beijing, Infobird Anhui, Infobird Guiyang and Shanghai Qishuo are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Infobird Beijing maintained the “high-tech enterprise” tax status which is validated until July 2023, which reduced its statutory income tax rate to 15%. Infobird Guiyang qualifies for 15% preferential income tax rate for enterprises whose core business is one of the industrial projects listed in the Catalogue of Encouraged Industries in western regions of China.

In addition, 75% of research and development expenses of Infobird Beijing, Infobird Anhui, Infobird Guiyang,and Qishuo are subject to additional deduction from pre-tax income while such deduction cannot exceed the total amount of pre-tax income.

Tax savings for the years ended December 31, 2021, 2020 and 2019 amounted to $(1,353,778), $825,784 and $814,256 respectively, with the 10% preferential tax rate reduction and additional deduction of 75% of research and development expenses.

The Company’s basic and diluted earnings per shares would have been lower by $0.05, $0.04, and $0.04 per share for the years ended December 31, 2021, 2020 and 2019 respectively, without the preferential tax rate reduction and research and development expenses reduction.

Income tax expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $124,058, $286,071 and $673,034, respectively.

Significant components of the provision for income taxes are as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019

Current	$—	$88,179	$316,944
Deferred	124,058	197,892	356,090
Provision for income taxes	$124,058	$286,071	$673,034

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended	For the year ended	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019

China statutory income tax rate	25%	25%	25%
Preferential tax rate reduction	(9.7)%	(9.7)%	(6.9)%
75% of research and development expenses deduction	0.1%	(9.3)%	(7.2)%
Tax rate difference outside of PRC	(1.3)%	—	—
Change in valuation allowance	(16.5)%	—	—
Permanent difference	1.5%	0.6%	0.8%
Effective tax rate	(0.9)%	6.6%	11.7%

Deferred tax assets and liabilities – China

Significant components of deferred tax assets and liabilities were as follows:

	December 31,	December 31,
Deferred tax assets:	2021	2020

Allowance for doubtful account	$379,566	$34,003
Net operating loss carryforward	2,258,401	579,108
Long-lived assets impairment	560,604	—
Deferred tax assets	3,198,571	613,111
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	(22,917)	—
Capitalized development costs	(724,353)	(545,253)
Change in valuation allowance	(2,533,293)	—
Deferred tax assets (liabilities), net	$(81,992)	$67,938

Noncurrent deferred tax assets	$—	$389,893
Noncurrent deferred tax liabilities	(81,992)	(322,035)
Deferred tax (liabilities) assets, net	$(81,992)	$67,858

The Company had net operating loss (NOL) carryforward of approximately $15.0 million from the Company’s PRC and Hong Kong subsidiaries as of December 31, 2021 and approximately $3.6 million from Infobird Guiyang as of December 31, 2020. In addition, the Company had approximately $2.5 million and $0.2 million of allowance for doubtful accounts held at its PRC subsidiaries as of December 31, 2021 and 2020, respectively. As the Company believes it is more likely than not that its PRC and Hong Kong operations will not be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC and Hong Kong, and allowance for doubtful accounts in the PRC, the Company provided 100% allowance on deferred tax assets net of deferred tax liabilities of approximately $2.5 million related to PRC and Hong Kong subsidiaries at December 31, 2021.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of capitalized development costs. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended December 31, 2021, 2020, and 2019. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve (12) months from December 31, 2021.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31, 2021	December 31, 2020

VAT taxes payable	$485,016	$530,269
Income taxes payable	205,477	324,048
Other taxes payable	11,380	11,478
Total	$701,873	$865,795

Note 14 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash in bank. As of December 31, 2021 and 2020, $2,597,037   and $1,679,934 were deposited with financial institutions located in the PRC, respectively. Deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $77,000 (RMB 500,000). As of December 31, 2021 and 2020, $1,859,021 and $1,326,797 are over the China deposit insurance limit which is not covered by insurance, respectively. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2021, cash balance of $3,693,725 was maintained at financial institutions in Hong Kong, of which $3,565,513 was subject to credit risk.

HK$500,000 (approximately $64,000) of the Company’s short term investment in Hong Kong is protected by the Investor Compensation Fund. Approximately $7.0 million of the Company’s investment is subject to credit risk.

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

The Company’s functional currency is the RMB, and its financial statements are presented in U.S. dollars. The RMB appreciated by 2.3% from December 31, 2020 to December 31, 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

Customer concentration risk

For the year ended December 31, 2021, four customers accounted for 20.9%, 11.8%, 10.4% and 10.6% of the Company’s total revenues.   For the year ended December 31, 2020, two customers accounted for 34.8% and 13.2% of the Company’s total revenues.   For the year ended December 31, 2019, one customer, China Guangfa Bank accounted for 77.3% of the Company’s total revenues.

As of December 31, 2021, four customers accounted for 34.7%, 22.7%, 17.1% and 14.7% of the total balance of accounts receivable.   As of December 31, 2020, three customers accounted for 50.8%, 19.9%, and 10.9% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2021, three vendors accounted for 38.4%, 15.0% and 11.9% of the Company’s total purchases. For the year ended December 31, 2020, two vendors accounted for 19.1% and 10.9% of the Company’s total purchases, respectively. For the year ended December 31, 2019, three vendors accounted for 16.0%, 13.1% and 10.3% of the Company’s total purchases, respectively.

As of December 31, 2021, two vendors accounted for 73.4% and 23.1% of the total balance of accounts payable, respectively. As of December 31, 2020, three vendors accounted for 38.7%, 22.1% and 14.7% of the total balance of accounts payable, respectively.

Note 15 – Equity

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

On April 22, 2021, the Company completed its initial public offering (“IPO”) of 6,250,000 ordinary shares, par value $0.001 per share, and on June 8, 2021, issued 125,000 ordinary shares pursuant to the underwriter’s partial exercise of its over-allotment option in connection with the IPO, at a public offering price of $4.00 per share, which resulted in net proceeds to the Company of approximately $20.8 million after deducting underwriting discounts and commissions and other expenses.

During the year ended December 31, 2021, the Company granted 70,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period.

As a result, 25,445,000 ordinary shares were issued and outstanding as of December 31, 2021.

Warrants

In connection with the IPO, on April 22, 2021, the Company issued warrants to purchase 625,000 ordinary shares at $5.00 per share, are exercisable upon issuance and will expire on March 31, 2026 which is five years from the effective of the registration statement. As of December 31, 2021, the Company had warrants to purchase 625,000 ordinary shares outstanding with an exercise price of $5.00 per share and remaining lives of 4.25 years.

The Company’s outstanding warrants are classified as equity since they qualify for exception from derivative accounting as they are considered to be indexed to the Company’s own stock and require net share settlement. The fair value of the warrants of approximately $1.3 million is valued based on the Black-Scholes-Merton model and is recorded as additional paid-in capital from common stock based on the relative fair value of net proceeds received using the following assumptions:

Annual dividend yield	—
Expected life (years)	5.0
Risk-free interest rate	0.92%
Expected volatility	95.15%

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2021:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2018	—	$—
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2019	—	—
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2020	—	—
Issued	625,000	$5.0
Exercised	—	—
Expired	—	—

Warrants outstanding, as of December 31, 2021	625,000	$5.0

Warrants exercisable, as of December 31, 2021	625,000	$5.0

Share-based compensation

During the year ended December 31, 2021, the Company granted 70,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period. Share based compensation for the year ended December 31, 2021 amounted to $140,467. The Company recognized $140,467 of stock compensation expenses, remaining $10,133 is to be amortized over remaining contract period till January 6, 2022. There was no share based compensation in 2020 and 2019.

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

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Infobird WFOE, Infobird Beijing, Infobird Anhui, Infobird Guiyang and Qishuo (collectively “Infobird PRC entities”)   only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Infobird PRC entities.

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

As a result of the foregoing restrictions, Infobird PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Infobird PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2021 and 2020, amounts restricted are the paid-in-capital, registered capital and statutory reserves of Infobird PRC entities, which amounted to $15.7   million and $6.3 million, respectively.

Statutory reserves

During the years ended December 31, 2021, 2020 and 2019, Infobird PRC entities collectively attributed $11,587, $405,771 and $31,778 of retained earnings for their statutory reserves, respectively.

Note 16 – Lease

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1.59 years.

The Company entered into various non-cancellable operating lease agreements for offices and employee dormitories for the year ended December 31, 2021. Upon adoption of FASB ASU 2016-02, the Company recognized approximately $0.4 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using a discount rate of 4.6% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company’s lease liabilities under the remaining operating leases as of December 31, 2021 for the next five years is as follows:

December 31, 2021
2022	$190,228
2023	127,262
Thereafter	-
Total undiscounted lease payments	317,490
Less imputed interest	(36,397)
Total lease liabilities	$281,093

Rent expense for the years ended December 31, 2021, 2020 and 2019 was $563,831, $437,814 and $398,563 respectively.

Note 17 – Commitments and contingencies

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

COVID-19

In March 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of the Company’s business operations and workforce are concentrated in China, the Company’s business, results of operations, and financial condition have been adversely affected for the year ended December 31, 2021. The impact of COVID-19 on the macroeconomic outlook of China and any business disruption due to further resurgence of COVID-19 may have adverse financial impacts for the Company beyond 2021 and cannot be reasonably estimated at this time.

Note 18 – Segment information and revenue analysis

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

Disaggregated information of revenues by business lines are as follows:

	For the year ended December 31,
	2021	2020	2019

Standard cloud-based services	$1,982,328	$1,400,857	$2,018,919
Customized cloud-based services	—	5,005,080	12,865,074
BPO services	2,261,998	1,747,310	2,007,919
Business integration services	4,076,446	5,404,262	27,754
Other revenues	1,320,308	975,432	1,328,623
Total revenues	$9,641,080	$14,532,941	$18,248,289

Note 19 – Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2021 up through May 16, 2022, the date the Company issued these consolidated financial statements.

Note 20 – Condensed unaudited financial information of the parent company

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021, 2020 and 2019.

INFOBIRD CO., LTD

BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash	$2,623,916	$—
Prepayments	20,000	—
Due from subsidiaries	10,999,973	—
Short-term investment	7,091,939	—
Total current assets	20,735,828	—

OTHER ASSETS
Escrow	600,000	—
Investment in subsidiaries	—	7,887,067
Total other assets	600,000	7,887,067

Total assets	$21,335,828	$7,887,067

LIABILITIES AND EQUITY

LIABILITIES
Deficit of investment in subsidiaries	$6,285,110	$—

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares,$0.001 par value, 50,000,000 shares authorized, 25,445,000 and 19,000,000 issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	25,445	19,000
Additional paid-in capital	26,783,355	5,852,089
Statutory reserves	449,136	437,549
(Accumulated deficits) Retained earnings	(12,799,436)	1,084,383
Accumulated other comprehensive income	592,218	494,046
Total equity	15,050,718	7,887,067

Total liabilities and equity	$21,335,828	$7,887,067

INFOBIRD CO., LTD

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31,
	2021	2020	2019
General and administrative expenses	$(797,334)	$—	$—
Other Income, net	165,713	—	—

Equity of losses in subsidiaries	(13,240,611)	3,998,274	4,847,357
Net (loss) income	(13,872,232)	3,998,274	4,847,357
Foreign currency translation adjustment	(98,172)	464,721	(28,797)
Comprehensive (loss) income	$(13,774,060)	$4,462,995	$4,818,560

INFOBIRD CO., LTD

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,872,232)	$3,998,274	$4,847,357
Adjustments to reconcile net loss to net cash used in operating activities:
Gain from short-term investment	(165,713)	—	—
Equity loss (income) of subsidiaries	13,240,611	(3,998,274)	(4,847,357)
Share-based compensation	140,467
Change in operating assets and liabilities
Prepayments	(20,000)	—	—
Due from subsidiaries	(10,999,973)	—	—
Net cash used in operating activities	(11,676,840)	—	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investment	(15,000,000)	—	—
Short-term investment	8,073,774	—	—
Net cash used in investing activities	(6,926,226)	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceed from IPO	22,846,983	—	—
Payment of offering cost	(1,200,001)	—	—
Proceed from IPO placed in escrow	(600,000)
Net cash provided by financing activities	21,226,982	—	—

CHANGES IN CASH	2,623,916	—	—

CASH, beginning of year	—	—	—

CASH, end of year	$2,623,916	$—	$—

****