Form 20-F/A
period 2021-12-31
Infobird Co., Ltd
filed 2022-10-21
CIK 1815566

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
E-mail: wuym@infobird.com
Telephone: + 86-010-52411819
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.005 per share	IFBD	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2021, there were 5,093,315 ordinary shares issued and outstanding, par value $0.005 per ordinary share.

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

☐ Yes ☐ No

i

EXPLANATORY NOTE

Infobird Co., Ltd (the “Company”) is filing this Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2022 (the “Form 20-F”), to provide additional disclosure regarding (i) the Company’s unique risks with operations conducted by the Company’s subsidiaries and Beijing Infobird Software Co., Ltd (the “VIE”) and the VIE’s subsidiaries based in China, (ii) the relationships among the Company, its subsidiaries, the VIE and the VIE’s subsidiaries, (iii) cash and asset flows through the organization and (iv) certain disaggregated financial information as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019. In addition, this Amendment No. 1 reflects a 1-for-5 share consolidation, effected on September 9, 2022 (the “Share Consolidation”), of the Company’s ordinary shares pursuant to its second amended and restated memorandum and articles of association, which is filed as Exhibit 1.2 to this Amendment No. 1. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Share Consolidation. This Amendment No. 1 also consists of a revised “Item 19. Exhibits” and reflects clerical changes in the references to certain defined terms.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications under the Sarbanes-Oxley Act of 2002 by the Company’s chief executive officer and chief financial officer are filed as exhibits to this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Form 20-F. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F, or reflect any events that have occurred since the original filing date of the Form 20-F, including certain changes in the Company’s board of directors effected on October 14, 2022 and a change in the address of the Company’s principal executive office, each as disclosed on a report on Form 6-K as filed with the SEC on October 18, 2022.

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“Infobird Cayman,” the “Company,” “we,” “us” and “our” refer to Infobird Co., Ltd, a holding company incorporated with limited liability under the laws of the Cayman Island, and its subsidiaries, Infobird HK and Infobird WFOE, and, in the context of describing our operations and consolidated financial information, also include the variable interest entity, Infobird Beijing, and its subsidiaries, Infobird Guiyang, Infobird Anhui and Shanghai Qishu.

●	“Infobird HK” refers to Infobird International Limited, a holding company established under the laws of Hong Kong and a wholly-owned subsidiary of Infobird Cayman.
●	“Infobird WFOE” refers to Infobird Digital Technology (Beijing) Co., Ltd., a company established under the laws of the PRC and a wholly-owned subsidiary of Infobird HK.
●

“Infobird Beijing”, the “variable interest entity” or the “VIE” refers to Beijing Infobird Software Co., Ltd., a company established under the laws of the PRC and a variable interest entity of Infobird WFOE.

●	“Infobird Guiyang” refers to Guiyang Infobird Cloud Computing Co., Ltd, a company established under the laws of the PRC and a 90.18% owned subsidiary of Infobird Beijing.
●

“Infobird Anhui” refers to Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd), a company established under the laws of the PRC and a 99.95% owned subsidiary of Infobird Beijing.

●	“Shanghai Qishu” refers to Shanghai Qishuo Technology Inc., a company established under the laws of the PRC and a 51% owned subsidiary of Infobird Beijing.
●	“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

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

Our Corporate Structure and Contractual Arrangements with the VIE

It is important to note that Infobird Cayman is not a Chinese operating company but a Cayman Islands holding company with no operations of its own that uses a structure that involves a variable interest entity, or VIE, based in China. Investors in Infobird Cayman’s ordinary shares are not purchasing equity interest in operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. Infobird Cayman’s subsidiaries and the VIE and the VIE’s subsidiaries conduct operations in China. The VIE is consolidated for accounting purposes but it is not an entity in which Infobird Cayman or its subsidiaries own equity.

Infobird Cayman is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries and through contractual arrangements with the VIE based in China, and this structure involves unique risks to investors. Infobird Cayman and its subsidiaries have no equity ownership in the VIE or the VIE’s subsidiaries. We, Infobird Cayman, conduct our operations in China through (i) our subsidiaries, and (ii) the VIE with which we have maintained contractual arrangements and its subsidiaries in China. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. We, Infobird Cayman, are a holding company registered in the Cayman Islands and Infobird WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China mainly through the VIE and its subsidiaries, based on a series of contractual arrangements by and among Infobird WFOE, the VIE, and the VIE’s shareholders, or the Contractual Arrangements. Investors in Infobird Cayman’s ordinary shares may never hold equity interests in the Chinese operating companies but instead hold equity interests in Infobird Cayman, which is a holding company incorporated in the Cayman Islands.

The Contractual Arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the Contractual Arrangements. In addition, the Contractual Arrangements have not been tested in a court of law, including in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We conduct our business through Infobird Beijing by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.” This structure involves unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to the Contractual Arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including that the PRC regulatory authorities could disallow the variable interest entity structure. These risks could result in a material change in our operations and/or a material change in the value of the securities, including that it could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We conduct our business through Infobird Beijing by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.”

We face various legal and operational risks associated with being based in or having the majority of our operations in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities, regulatory approvals on offshore offerings, anti-monopoly concerns and regulatory actions, and oversight of data security, which may impact our ability to conduct our business, accept foreign investments, or list on the United States or other foreign exchange. New laws and regulations may be adopted from time to time, which may require us to obtain additional licenses and permits for our operations and services. If we offer new functions and services in the future, we may be required to obtain additional licenses, permits, filings or approvals for such functions or services. These risks could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” For a detailed description of risks related to the use of variable interest entity and data security or anti-monopoly concerns, which have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the relatively newly enacted Foreign Investment Law”, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure of beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects”, as well as “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.”

There are risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. In particular, there are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us. Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. Further, rules and regulations in China can change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. Therefore, we may not be aware of our violation of these policies and rules until after the occurrence of the violation, which could result in a material change in our operations and/or the value of our ordinary shares. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to China’s legal system could materially and adversely affect us.”

Furthermore, substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese government may exercise significant oversight and discretion over offerings that are conducted overseas and the conduct of our business, may intervene in or influence our operations at any time, and may exert more control over foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.” and “Item 3. Key Information-D. Risk Factors—Risks Related to Doing Business in China—We are based in, and our operations are located in, China through our subsidiaries, the VIE and its subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.”

v

Infobird Cayman is not an operating company in China but is a Cayman Islands holding company that does not conduct operations and uses a structure that involves a VIE based in China. Our investors purchase equity interests in Infobird Cayman, the Cayman Islands holding company, not in the Chinese operating companies. The following diagram illustrates the corporate structure of Infobird Cayman, its subsidiaries, and the VIE and its subsidiaries as of the date of this annual report:

Investors in Infobird Cayman’s ordinary shares are not purchasing equity interest in operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. Infobird Cayman is not a Chinese operating company, but is instead a Cayman Islands holding company. Our operations are conducted in China through our subsidiaries and Infobird Beijing, which is considered a variable interest entity for accounting purposes, and its subsidiaries. The Contractual Arrangements, including powers of attorney, exclusive business cooperation agreement, equity interest pledge agreements, exclusive option agreements and spousal consent letters, have been entered into by and among Infobird WFOE, the VIE and the VIE’s shareholders. As a result of the Contractual Arrangements, we, through Infobird WFOE, have economic rights and exercise control over the VIE and are considered the primary beneficiary of the VIE for accounting purposes, and, accordingly we have consolidated the VIE’s operations and financial results into our consolidated financial statements. For more details of the Contractual Arrangements, see “Item 4. Information on the Company—A. History and Development of the Company—Contractual Arrangements.”

Our affiliation with Infobird Beijing is managed through the Contractual Arrangements, which agreements may not be as effective in providing us with control over Infobird Beijing and its subsidiaries as direct ownership in controlling entities organized in the PRC, which often hold the licenses necessary to conduct business in the PRC. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the PRC. If Infobird Beijing fails to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief and claiming damages. There is a risk that we may be unable to obtain any of these remedies, which could affect our investors and the value of their investment. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements. Thus, the Contractual Arrangements may be less effective than direct ownership and we may incur substantial costs to enforce the terms of the Contractual Arrangements. See “Item 4. Information on the Company—C. Organizational Structure.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.” In addition, such Contractual Arrangements have not been tested in a court of law, including China courts, and we may face challenges enforcing these Contractual Arrangements due to legal uncertainties and jurisdictional limits, and thus there are uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to the Contractual Arrangements with the VIE and its shareholders. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We conduct our business through Infobird Beijing by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.”

The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Our business is conducted through Infobird Beijing, which is considered a VIE for accounting purposes, and we, through Infobird WFOE, are considered the primary beneficiary of Infobird Beijing for accounting purposes, thus enabling us to consolidate Infobird Beijing’s operations and financial results in our consolidated financial statements. Infobird Cayman and Infobird HK were established as the holding companies of Infobird WFOE. Infobird WFOE is the primary beneficiary for accounting purposes of Infobird Beijing and its subsidiaries. All of these entities are under common control which results in the consolidation of Infobird Beijing and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. Infobird WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Infobird Beijing because it has both of the following characteristics: (1) the power to direct activities at Infobird Beijing that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Infobird Beijing that could potentially be significant to such entity.

In the event that in the future Infobird Beijing, which is a VIE, no longer meets the definition of a VIE under applicable accounting rules, or Infobird Co., Ltd is deemed not to be the primary beneficiary for accounting purposes, we would not be able to consolidate line by line Infobird Beijing’s operations and financial results in our consolidated financial statements for reporting purposes. For more details, see “Item 3. Key Information—D Risk Factors—Risks Related to Our Corporate Structure - We may not be able to consolidate the operations or financial results of some of our affiliated companies or such consolidation could materially and adversely affect our operating results and financial condition.”

Further, the Contractual Arrangements have not been tested in a court of law, including in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We conduct our business through Infobird Beijing by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.”

The Holding Foreign Companies Accountable Act

In addition, on December 2, 2021, the Securities and Exchange Commission, or the SEC, adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act, or the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years, and this ultimately could result in our shares being delisted.

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

Pursuant to the HFCAA, on December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, Friedman LLP, who audited our financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, is not headquartered in mainland China or Hong Kong and was not identified in the PCAOB’s report on December 16, 2021 as a firm subject to the PCAOB’s determination. Friedman LLP is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, investors may be deprived of the benefits of such inspection which could result in limitation or restriction of our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.”

Permissions Required for Our Operations in China

As of the date of this annual report, Infobird Guiyang has obtained a VATS License with the business scope of “Domestic Call Center Services in Guizhou Province only” while a broader scope covering national service is required, and Infobird Beijing has obtained a VATS License with the business scope of “Nationwide Domestic Call Center Services”. However, due to the development of our businesses, and also given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we are required and may further be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to adhere to regulations that govern our customers’ businesses could result in breaches of contracts with our customers. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.”

As of the date of this annual report, we, our subsidiaries and the variable interest entity, are not covered by permissions requirements from the China Securities Regulatory Commission, or the CSRC, Cyberspace Administration of China, or the CAC, or any other governmental agency that is required to approve the VIE’s operations, as we, our subsidiaries and the variable interest entity (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not received or were denied any such requisite permissions or approvals by any PRC authority.

However, given that our business generates and processes a large quantity of data, in connection with any future overseas capital markets activities, we may need to obtain permission from the CSRC, undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by PRC authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to fully comply with them on a timely basis, if at all. Any failure to obtain or delay in obtaining such permission, clearing such review process or meeting such requirements would subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

If we, our subsidiaries or the VIE and its subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change, and we or the VIE or its subsidiaries are required to obtain such permissions or approvals in the future, we and our investors may face consequences as we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent PRC authorities to suspend relevant operations, which could materially and adversely affect our business, financial condition, and results of operations and prospects. These risks could also result in a material adverse change in the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to adhere to regulations that govern our customers’ businesses could result in breaches of contracts with our customers. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.”

Cash and Asset Flows through Our Organization

Infobird WFOE, the VIE and its consolidated subsidiaries, or investors transfer funds through our organization under the applicable PRC laws and regulations. To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIE by the PRC government to transfer cash. As of the date of this annual report, none of Infobird Cayman, its subsidiaries, the VIE or its subsidiaries has written cash management policies or procedures in place that dictate how funds are transferred. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

Transfers between the VIE and Infobird WFOE

The VIE and its consolidated subsidiaries are the main operating entities, which receive their revenues in RMB. Infobird WFOE may receive payments from the VIE, pursuant to the Contractual Arrangements. There may also be transfers via intercompany loans between Infobird WFOE and the VIE.

Transfer between Infobird Cayman, Infobird HK and Infobird WFOE

Infobird Cayman and Infobird HK are holding companies and may rely on dividends from Infobird WFOE to fund cash and financing requirements. Cash transfers may also be in the form of capital injection from the holding companies to Infobird WFOE or via intercompany loans between the holding companies and Infobird WFOE. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary, Infobird WFOE, is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain routine procedures under PRC foreign exchange regulations, such as the overseas investment registrations by shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

For our Hong Kong subsidiary, Infobird HK, and the holding company, Infobird Cayman, or the Non-PRC Entities, there is no restriction on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to U.S. investors. Also, there are no restrictions or limitations on the abilities of the Non-PRC Entities to distribute earnings from the businesses, including the subsidiaries and/or the consolidated VIE, to Infobird Cayman or from Infobird Cayman to U.S. investors, as well as the ability to settle amounts owed under the Contractual Arrangements. There are also no restrictions or limitations on the ability of Infobird WFOE to settle amounts owed under the Contractual Arrangements as both Infobird WFOE and the VIE are incorporated in China and the amount to be settled will be in RMB without foreign exchange control. For more details, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

We, Infobird Cayman, are a Cayman Islands holding company, and we may rely principally on dividends and other distributions on equity paid by our subsidiaries for cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. As we conduct our operations in China primarily through our subsidiaries, the VIE and its subsidiaries, our ability to pay dividends to the shareholders and to service any debt we may incur may depend upon dividends paid by our subsidiaries and license and service fees paid by the VIE. Current PRC regulations permit Infobird WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. In addition, our subsidiaries, the VIE and its subsidiaries in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. For more details, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. For more details about the employee welfare fund, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.” Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC company to a Hong Kong resident enterprise may be reduced to 5% from a standard rate of 10%, if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Under the Notice of the State Taxation Administration on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include, but are not limited to: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiaries must have met the direct ownership thresholds during the twelve consecutive months preceding the receipt of the dividends. Further, the State Taxation Administration, or the STA, promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner”. Furthermore, the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report with the tax authorities. Therefore, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment rather than substantive business activities, then we will not qualify as a “beneficial owner”, and the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries. For more details, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

As of the date of this annual report, no dividends or distributions have been made to date between the holding company, Infobird Cayman, its subsidiaries, and the consolidated VIE, or to investors, including the U.S. investors (i.e., there have not been any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company, Infobird Cayman, or to investors, including U.S. investors). The holding company, Infobird Cayman, its subsidiaries, and the consolidated VIE do not have any plans to distribute earnings or dividends or settle amounts owed under the Contractual Arrangements in the foreseeable future.

To the extent cash and/or assets in the business are in the PRC and/or Hong Kong or our PRC and/or Hong Kong entities, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and/or assets. The cash transfer among the holding company, Infobird Cayman, its subsidiaries and the consolidated VIE is typically transferred through payment for intercompany services or intercompany borrowings between the holding company, Infobird Cayman, its subsidiaries and the consolidated VIE. There are no tax consequences for intercompany borrowings or the payment for intercompany services, except for the standard value added taxes and/or income taxes for the revenues and/or profits generated from such services.

During the fiscal year ended December 31, 2021, cash and other asset transfers between the holding company, Infobird Cayman, its subsidiaries, and the consolidated VIE were as follows:

During the Fiscal Year Ended December 31, 2021
Transfer From	Transfer To	Approximate Value ($)	Type
Infobird Cayman	Infobird HK	11,000,000	Capital Injection
Infobird HK	Infobird WFOE	9,500,000	Capital Injection
Infobird WFOE	VIE	5,800,000	Cash Transfer
Infobird WFOE	VIE	6,000,000	Paid cost and expenses on behalf of VIE
VIE	Infobird Cayman	700,000	IPO costs paid for on behalf of Infobird Cayman
Infobird HK	Infobird Cayman	70,000	IPO costs paid for on behalf of Infobird Cayman

There were no cash or other asset transfers during the fiscal years ended December 31, 2020 or 2019 between the holding company, Infobird Cayman, its subsidiaries, and the consolidated VIE.

Financial Information Related to the VIE

The following tables present the disaggregated condensed consolidating schedules of financial position as of December 31, 2021 and 2020 and the disaggregated condensed consolidating schedules of cash flows and results of operations for the years ended December 31, 2020, 2021 and 2019 of all of the entities that are consolidated in the consolidated financial statements included elsewhere in this annual report, which are the following entities: Infobird Cayman, Infobird HK, the VIE and its consolidated subsidiaries, and Infobird WFOE which is the primary beneficiary of the VIE for accounting purposes.

x

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2021

	Infobird Cayman	Infobird HK		Elimination	Subtotal	Infobird WFOE	VIE and consolidated subsidiaries		Elimination	Subtotal		Elimination	Consolidating
Cash	2,623,915	1,069,809			3,693,724	1,274,488	1,325,203			2,599,691			6,293,415
Account receivable							6,337,730			6,337,730			6,337,730
Other current assets	20,000				20,000	114,985	509,666			624,651			644,651
Due from VIE						5,992,235		(2-1)	(5,992,235)
						5,495,925		(2-2)	(5,495,925)
						348,715		(2-3)	(348,715)
Short-term investment	7,091,939				7,091,939								7,091,939
Deferred IPO cost							667,698			667,698	(5)	(667,698)	—
Total Current assets	9,735,854	1,069,809			10,805,663	13,226,348	8,840,297		(11,836,875)	10,229,770		(667,698)	20,367,735

Property and equipment, net							254,591			254,591			254,591
Intangible asset							4,778,481			4,778,481			4,778,481
Escrow	600,000				600,000								600,000
Goodwill							2,009,769			2,009,769			2,009,769
Investment in subsidiary		4,312,752			4,312,752						(6)	(4,312,752)
Other receivable-intercompany	10,999,974	—	(1)	(10,999,974)
Other noncurrent assets		—					467,828			467,828			467,828
Total Assets	21,335,828	5,382,561		(10,999,974)	15,718,415	13,226,348	16,350,965		(11,836,875)	17,740,438		(4,980,450)	28,478,404

Current Liabilities													—
Account payable						4,029,998	500,742			4,530,740			4,530,740
Bank loans-current							4,496,883			4,496,883			4,496,883
Deferred revenues							2,218,458	(2)	(813,084)	1,405,374			1,405,374
Other payables and accrued liabilities						5,563,165	947,976	(4)	(5,563,165)	947,976			947,976
Other payable - due to Infobird WFOE/VIE							11,023,791	(2)	(11,023,791)
Other payable - intercompany		10,999,957	(1)	(10,999,957)
Operating lease liabilities							185,146			185,146			185,146
Taxes payable						(679,567)	1,381,440			701,873			701,873
Deficit of investment in subsidiaries	6,285,110		(3)	(5,617,396)	667,714						(5)	(667,714)
Total current liabilities	6,285,110	10,999,957		(16,617,353)	667,714	8,913,596	20,754,436		(17,400,040)	12,267,992		(667,714)	12,267,992

Due to VIE													—
Bank loans-noncurrent							131,603			131,603			131,603
Operating lease liabilities - noncurrent							95,947			95,947			95,947
Deferred tax liabilities, net							81,992			81,992			81,992
Total Liabilities	6,285,110	10,999,957		(16,617,353)	667,714	8,913,596	21,063,978		(17,400,040)	12,577,534		(667,714)	12,577,534

SHAREHOLDERS’ EQUITY
Ordinary shares & additional paid in capital	26,808,800	(70,000)	(3)	70,000	26,808,800	9,500,000	5,871,089	(4)	(5,871,089)	9,500,000	(3) (6)	(9,500,000)	26,808,800
Retained earnings	(12,799,436)	(5,547,396)	(3)	5,547,396	(12,799,436)	(5,285,417)	(12,409,890)	(4)	12,409,890	(5,285,417)	(3)	5,285,417	(12,799,436)
Statutory reserves	449,136				449,136		449,136	(4)	(449,136)		(3)		449,136
Accumulated other comprehensive loss	592,218			(17)	592,201	98,169	526,500	(4)	(526,500)	98,169	(3)	(98,152)	592,218
Total shareholders’ equity attributable to Infobird Co., Ltd	15,050,718	(5,617,396)		5,617,379	15,050,701	4,312,752	(5,563,165)		5,563,165	4,312,752		(4,312,735)	15,050,718

NONCONTROLLING INTERESTS							850,152			850,152			850,152

Total equity	15,050,718	(5,617,396)		5,617,379	15,050,701	4,312,752	(4,713,013)		5,563,165	5,162,904		(4,312,735)	15,900,870

Total liabilities and shareholders’ equity	21,335,828	5,382,561		(10,999,974)	15,718,415	13,226,348	16,350,965		(11,836,875)	17,740,438		(4,980,450)	28,478,404

(1) The amount represents cash transfer of $11.0 million from Infobird Cayman to Infobird HK in May 2021. The balance is transferred to investment in Infobird HK in 2022.

(2-1) This amount represents approximately $6.0 million of costs and expenses paid by Infobird WFOE on behalf of the VIE.

(2-2) This amount represents approximately $5.8 million cash transfer to the VIE, offset by approximately $0.3 million of services provided by the VIE to Infobird WFOE.

(2-3) This amount represents approximately $0.3 million receivable from the VIE for services provided by Infobird WFOE to the VIE.

(3) This amount represents Infobird Cayman’s investment in subsidiaries which represent the total equity of its subsidiaries and is eliminated upon consolidation.

(4) This amount represents the total equity of the VIE that was pledged to Infobird WFOE when the Contractual Arrangements were signed on May 27, 2020 and service income recorded by Infobird WFOE.

(5) The amount represents deferred IPO costs paid for by the VIE and net against equity during consolidation.

(6) This amount represents investment of $9.5 million from Infobird HK to Infobird WFOE in 2021.

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

For the Year Ended December 31, 2021

	Infobird Cayman	Infobird HK		Elimination	Subtotal	Infobird WFOE	VIE and consolidated subsidiaries		Elimination	Subtotal		Elimination	Consolidating
Operating revenues						324,988	9,894,066	(8)	(577,973)	9,641,081			9,641,080
Cost of revenue							(7,373,652)			(7,373,652)			(7,373,652)
Gross profit						324,988	2,520,414		(577,973)	2,267,429			2,267,428
Operating expenses	(797,334)	(68,127)			(865,461)		(16,453,404)	(8)	577,973	(15,875,431)			(16,740,891)
Income from operations	(797,334)	(68,127)		292,021	(865,461)	324,988	(13,932,990)			(13,608,002)			(14,473,463)
Other income (expense)	165,713				165,713	(14,786)	220,681			205,895			371,608
Provision fro income tax							(124,058)			(124,058)			(124,058)
Income from VIE						(13,482,686)		(9)	13,482,686
Loss in subsidiaries	(13,240,611)	(13,172,484)	(7)	13,240,611	(13,172,484)						(10)	13,172,484
Net loss attributable to noncontrolling interest							353,681			353,681			353,681
Net loss attributable to Infobird Co., Ltd	(13,872,232)	(13,240,611)		13,532,632	(13,872,232)	(13,172,484)	(13,482,686)		13,482,686	(13,172,484)		13,172,484	(13,872,232)

(7) This amount represents income flow through from subsidiaries using the equity method where Infobird Cayman recorded equity income from its subsidiaries and is eliminated during consolidation.

(8) This amount eliminates intercompany revenue of $0.6 million between Infobird WFOE and the VIE which is eliminated during consolidation.

(9) This amount represents service income recorded by Infobird WFOE pursuant to the exclusive business cooperation agreement and is eliminated during consolidation.

(10) This amount represents income flow through from Infobird WFOE using the equity method where Infobird HK recorded equity income from its subsidiary and is eliminated during consolidation.

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2021

	Infobird Cayman	Infobird HK	Subtotal	Infobird WFOE	VIE and consolidated subsidiaries	Elimination	Consolidating
Net cash provided by (used in) operating activities	(11,676,840)	5,312,094	(6,364,746)	(8,186,938)	7,012,450		(7,539,234)
Net cash provided by (used in) investing activities	(6,926,226)	(4,312,752)	(11,238,978)		875,726		(10,363,252)
Net cash provided by (used) in financing activities	21,226,982	70,467	21,297,449	9,445,973	(8,406,495)		22,336,927
Effect of exchange rate					176,449		176,449
Net increase in cash and cash equivalents	2,623,916	1,069,809	3,693,725	1,259,035	(341,870)		4,610,890
CASH AND CASH EQUIVALENTS, beginning of year					1,682,526		1,682,526
CASH AND CASH EQUIVALENTS, end of year	2,623,916	1,069,809	3,693,725	1,259,035	1,340,656		6,293,416

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2020

	Infobird Cayman	Infobird HK	Infobird WFOE	VIE and consolidated subsidiaries	Subtotal		Elimination	Consolidating
Cash				1,682,526	1,682,526			1,682,526
Account receivable				4,118,502	4,118,502			4,118,502
Other receivables				72,255	72,255			72,255
Prepayments				1,412,570	1,412,570			1,412,570
Total Current assets				7,285,853	7,285,853			7,285,853

Property and equipment, net				2,193,189	2,193,189			2,193,189
Intangible asset				5,247,752	5,247,752			5,247,752
Long term deposit				107,260	107,260			107,260
Due from VIE			7,887,067		7,887,067	(2)	(7,887,067)
Deferred expense				389,893	389,893			389,893
Deferred IPO cost				730,586	730,586			730,586
Investment in subsidiary	7,887,067	7,887,067			—	(1)	(15,774,134)
Total Assets	7,887,067	7,887,067	7,887,067	15,954,533	23,841,600		(23,661,201)	15,954,533

Account payable				552,540	552,540			552,540
Bank loans-current				3,065,134	3,065,134			3,065,134
Deferred revenues				1,755,967	1,755,967			1,755,967
Interest payable				574,065	574,065			574,065
Other payables and accrued liabilities				687,702	687,702			687,702
Taxes payable				865,795	865,795			865,795
Total current liabilities				7,501,203	7,501,203			7,501,203

Deferred tax liabilities, net				322,035	322,035			322,035
Total Liability				7,823,238	7,823,238			7,823,238

SHAREHOLDERS’ EQUITY
Ordinary shares & additional paid in capital	5,871,089			5,871,089	5,871,089	(1), (2)	(5,871,089)	5,871,089
Retained earnings	1,084,383	7,887,067	7,887,067	1,084,383	8,971,450	(1), (2)	(16,858,517)	1,084,383
Statutory reserves	437,549			437,549	437,549	(1), (2)	(437,549)	437,549
Accumulated other comprehensive loss	494,046			494,046	494,046	(1), (2)	(494,046)	494,046
Total shareholders’ equity attributable to Infobird Co., Ltd	7,887,067	7,887,067	7,887,067	7,887,067	15,774,134		(23,661,201)	7,887,067

NONCONTROLLING INTERESTS				244,228	244,228			244,228

Total equity	7,887,067	7,887,067	7,887,067	8,131,295	16,018,362		(23,661,201)	8,131,295

Total liabilities and shareholders’ equity	7,887,067	7,887,067	7,887,067	15,954,533	23,841,600		(23,661,201)	15,954,533

(1) This amount represents investment in subsidiaries which represent the total equity of its subsidiaries and is eliminated upon consolidation.

(2) Due from VIE represents the total equity of the VIE that was pledged to Infobird WFOE when the Contractual Arrangements were signed on May 27, 2020 and service income recorded by Infobird WFOE.

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2020

	Infobird Cayman	Infobird HK		Elimination	Subtotal	Infobird WFOE	VIE and consolidated subsidiaries		Elimination	Subtotal		Elimination	Consolidating
Operating revenues							14,532,941			14,532,941			14,532,941
Cost of revenue							(4,718,093)			(4,718,093)			(4,718,093)
Gross profit							9,814,848			9,814,848			9,814,848
Operating expenses							(5,447,151)			(5,447,151)			(5,447,151)
Income from operations							4,367,697			4,367,697			4,367,697
Other income(expense)							(201,517)			(201,517)			(201,517)
Other income, net							180,051			180,051			180,051
Provision fro income tax							(286,071)			(286,071)			(286,071)
Income from VIE						3,998,274		(4)	(3,998,274)
Equity income of subsidiaries	3,998,274	3,998,274	(3)	(3,998,274)	3,998,274						(3)	(3,998,274)
Net income attributable to noncontrolling interest							(61,886)			(61,886)			(61,886)
Net Income attributable to Infobird Co., Ltd	3,998,274	3,998,274			3,998,274	3,998,274	3,998,274		(3,998,274)	3,998,274		(3,998,274)	7,996,548

(3) These amounts represent income flow through from subsidiaries using the equity method where parent recorded equity income from its subsidiaries and is eliminated on consolidation.

(4) This amount represents service income recorded by Infobird WFOE pursuant to the exclusive business cooperation agreement and is eliminated during consolidation.

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2020

	Infobird Cayman	Infobird HK	Infobird WFOE	VIE and consolidated subsidiaries	Elimination	Consolidating
Net cash provided by operating activities				1,530,698		1,530,698
Net cash used in investing activities				(3,242,564)		(3,242,564)
Net cash used in financing activities				(233,382)		(233,382)
Effect of exchange rate				118,354		118,354
Net increase in cash and cash equivalents				(1,826,894)		(1,826,894)
CASH AND CASH EQUIVALENTS, beginning of year				3,509,420		3,509,420
CASH AND CASH EQUIVALENTS, end of year				1,682,526		1,682,526

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2019

	Infobird Cayman	Infobird HK	Subtotal	Infobird WFOE	VIE and consolidated subsidiaries	Elimination	Subtotal	Elimination	Consolidating
Operating revenues					18,248,289		18,248,289		18,248,289
Cost of revenue					(7,987,146)		(7,987,146)		(7,987,146)
Gross profit					10,261,143		10,261,143		10,261,143
Operating expenses					(4,222,263)		(4,222,263)		(4,222,263)
Income from operations					6,038,880		6,038,880		6,038,880
Other income(expense)					(402,475)		(402,475)		(402,475)
Other income, net					138,457		138,457		138,457
Provision fro income tax					(673,034)		(673,034)		(673,034)
Income from VIE				4,847,357	(2)	(4,847,357)
Equity income of subsidiaries	4,847,357	4,847,357	9,694,714				(1)	(9,694,714)
Net income attributable to noncontrolling interest					(254,471)		(254,471)		(254,471)
Net Income attributable to Infobird Co., Ltd	4,847,357	4,847,357	9,694,714	4,847,357	4,847,357	(4,847,357)	4,847,357	(9,694,714)	4,847,357

(1) These amounts represent income flow through from subsidiaries using the equity method where parent recorded equity income from its subsidiaries and is eliminated on consolidation.

(2) This amount represent service income recorded by Infobird WFOE pursuant to the exclusive business cooperation agreement and is eliminated during consolidation.

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2019

	Infobird Cayman	Infobird HK	Subtotal	Infobird WFOE	VIE and consolidated subsidiaries	Elimination	Consolidating
Net cash provided by operating activities					6,321,227		6,321,227
Net cash used in investing activities					(2,037,364)		(2,037,364)
Net cash used in financing activities					(3,445,761)		(3,445,761)
Effect of exchange rate					(40,048)		(40,048)
Net increase in cash and cash equivalents					798,054		798,054
CASH AND CASH EQUIVALENTS, beginning of year					2,711,366		2,711,366
CASH AND CASH EQUIVALENTS, end of year					3,509,420		3,509,420

FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. Factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements, include, but are not limited to, the factors summarized below, which also summarize some of the principal risks that could adversely affect our business, financial condition, results of operations or cash flows and prospects. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in “Item 3. Key Information—D. Risk Factors”. These risks include, but are not limited to, the following:

Risks Related to our Corporate Structure

●	We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts.
●	We may not be able to consolidate the operations and financial results of some of our affiliated companies or such consolidation could materially and adversely affect our operating results and financial condition.
●	We conduct our business through Infobird Beijing by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.
●	Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.
●	Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.
●	Our current corporate structure and business operations may be affected by the relatively newly enacted Foreign Investment Law.
●	The shareholders of the VIE may have actual or potential conflicts of interest with us and as a result may refuse to perform, or may breach, the Contractual Arrangements, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.
●	The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.
●	We are based in, and our operations are located in, China through our subsidiaries, the VIE and its subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters. Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese government may exercise significant oversight and discretion over offerings that are conducted overseas and the conduct of our business, may intervene in or influence our operations at any time, and may exert more control over foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Uncertainties with respect to China’s legal system could materially and adversely affect us. There are risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. In particular, there are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us. Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. Further, rules and regulations in China can change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. Therefore, we may not be aware of our violation of these policies and rules until after the occurrence of the violation, which could result in a material change in our operations and/or the value of our ordinary shares.
●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.
●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
●	PRC governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

Risks Related to our Business and Industry, Risks Related to Intellectual Property and Risks Related to our Ordinary Shares
●	We have a limited operating history. There is no assurance that our future operations will be profitable. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.
●	We operate in highly competitive markets and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.
●	Our future growth depends in part on new products and new technology innovation, and failure to invent and innovate could materially and adversely impact our business prospects.
●	Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.
●	If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

See “Introduction” and “Forward-Looking Statements and Risk Factors Summary” above.

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

Our affiliation with Infobird Beijing is managed through the Contractual Arrangements, which agreements may not be as effective in providing us with control over Infobird Beijing as direct ownership in controlling entities organized in the PRC, which often hold the licenses necessary to conduct business in the PRC. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the PRC. If Infobird Beijing fails to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief, and claiming damages. There is a risk that we may be unable to obtain any of these remedies, which could affect our investors and the value of their investment. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements. Thus, the Contractual Arrangements may be less effective than direct ownership and we may incur substantial costs to enforce the terms of the Contractual Arrangements.

We may not be able to consolidate the operations and financial results of some of our affiliated companies or such consolidation could materially and adversely affect our operating results and financial condition.

The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Our business is conducted through Infobird Beijing, which is considered a VIE for accounting purposes, and we, through Infobird WFOE, are considered the primary beneficiary for accounting purposes, thus enabling us to consolidate Infobird Beijing’s operations and financial results in our consolidated financial statements. Infobird Cayman and Infobird HK were established as the holding companies of Infobird WFOE. Infobird WFOE is the primary beneficiary for accounting purposes of Infobird Beijing and its subsidiaries. All of these entities are under common control which results in the consolidation of Infobird Beijing and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. Infobird WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Infobird Beijing because it has both of the following characteristics: (1) the power to direct activities at Infobird Beijing that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Infobird Beijing that could potentially be significant to such entity.

In the event that in the future Infobird Beijing no longer meets the definition of a VIE under applicable accounting rules, or we are deemed not to be the primary beneficiary for accounting purposes, we would not be able to consolidate line by line Infobird Beijing’s operations and financial results in our consolidated financial statements for reporting purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary for accounting purposes, we would be required to consolidate that entity’s operations sand financial results in our consolidated financial statements for accounting purposes. If such entity’s financial results were negative, this would have a corresponding negative impact on our operating results for reporting purposes.

Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company and all of our business operations are conducted through the Contractual Arrangements. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts. Although Infobird Beijing does not have termination rights pursuant to the Contractual Arrangements, it could terminate, or refuse to perform under, the Contractual Arrangements. Because neither we, nor our subsidiaries, own equity interests of Infobird Beijing, the termination or non-performance of the Contractual Arrangements would sever our ability to receive payments from Infobird Beijing under our current holding company structure. While we are currently not aware of any event or reason that may cause the Contractual Arrangements to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the Contractual Arrangements are terminated, this would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, would affect the value of your investment.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. The PRC tax authorities could effectively disregard the VIE structure, resulting in increased tax liabilities. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase tax liabilities without reducing our tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of domestic call center services. The major foreign investor of a domestic call center services provider is required to have a record of good performance and operating experience in managing value-added telecommunications business, however, such requirement of record of good performance and operating experience in managing value-added telecommunications business for the major foreign investor was repealed by the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, effective on May 1, 2022. We are a company registered in the Cayman Islands and Infobird WFOE is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China mainly through Infobird Beijing and its subsidiaries, based on a series of contractual arrangements by and among Infobird WFOE, Infobird Beijing and its shareholders, or the Contractual Arrangements. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts.

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

In addition, if any of our PRC entities or their ownership structure or the Contractual Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing conditions or requirements with which the PRC entities may not be able to comply;

●	requiring us and our PRC entities to restructure the relevant ownership structure or operations, including termination of the Contractual Arrangements with the VIE and deregistering the equity pledge of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control the VIE;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business; or

●	imposing fines or confiscating the income from our PRC subsidiaries or the VIE.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

The shareholders of the VIE may have actual or potential conflicts of interest with us and as a result may refuse to perform, or may breach, the Contractual Arrangements, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to perform or sign or may breach, or cause the VIE to breach, or refuse to renew, the existing Contractual Arrangements, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. As a result, control over, and funds due from, the VIE may be jeopardized if the shareholders of the VIE breach, or refuse to renew, the Contractual Arrangements. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the Contractual Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Any failure by the VIE or its shareholders to perform their obligations under the Contractual Arrangements, or any unauthorized use of indicia of corporate power or authority, would have a material adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the Contractual Arrangements or if any physical instruments, such as chops and seals, or other indicia of corporate power or authority, are used without our authorization, we may have to incur substantial costs and expend additional resources to seek legal remedies under PRC laws, including specific performance or injunctive relief, and/or claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to the Contractual Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

The Contractual Arrangements are governed by PRC laws. Accordingly, any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements or could affect the validity of the Contractual Arrangements, and as a result we may not be able to exert effective control over the VIE, and our ability to conduct our business may therefore be materially adversely affected.

Our current corporate structure and business operations may be affected by the relatively newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. In addition, the State Council approved the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, on December 26, 2019, effective from January 1, 2020. Since they are relatively new, uncertainties exist in relation to their interpretation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council of the PRC, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over the VIE through contractual arrangements are deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

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

We are based in, and our operations are located in, China through our subsidiaries, the VIE and its subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

Because our operations are conducted in China through our subsidiaries, the VIE and its subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of our business, may intervene in or influence our operations at any time, and may exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers, any of which such actions by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless, and could result in a material change in our operations and/or the value of our ordinary shares. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within China may impose new, stricter regulations, or interpretations of existing regulations, that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, our subsidiaries, the VIE and its subsidiaries in the PRC may be subject to governmental and regulatory interference in the provinces in which they operate. We could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions. Our ability to operate in China may be impaired by any such laws or regulations, or any changes in laws and regulations in the PRC. We may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply. Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. Given the current regulatory environment in the PRC, we are subject to the uncertainty of different interpretation and enforcement of rules and regulations in the PRC adverse to us, which may be announced or implemented with little or no advance notice. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges becomes required, or if such permission may be withheld or rescinded once granted. Accordingly, the Chinese government’s actions in the future, including any decision to intervene in or influence our operations at any time or to exert control over foreign investment in China-based issuers, may cause us to make material changes to our operations, may significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

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

There are risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. In particular, there are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us. Most of our operations are conducted in the PRC through our subsidiaries, the VIE and its subsidiaries, and are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, PRC law still restricts certain foreign investments in China, and such laws are continually evolving, as more fully described under “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations Relating to Foreign Investment”. China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Further, rules and regulations in China can change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation, which could result in a material change in our operations and/or the value of our ordinary shares. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Further, such evolving laws and regulations and the inconsistent enforcement thereof could also lead to failure to obtain or maintain licenses and permits to do business in China, which would adversely affect us.

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting a large volume of data. In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the SCNPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security, or the MPS and State Administration of Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security and Privacy Protection.” Compliance with the PRC Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Personal Information Protection Law, the Cybersecurity Review Measures, as well as additional laws and regulations that may come into effect in the future, including the Measures for the Security Assessment of Cross-border Data Transmission and other data security and personal information protection laws and regulations, may result in a significant increase in our compliance costs, force us to change our business practices, adversely affect our business performance as well as subject us to negative publicity, which could harm our reputation among users and negatively affect the trading price of our securities. As many of these laws and regulations have not come into effect yet, or only came into effect recently, there are uncertainties with respect to how they will be interpreted, implemented and enforced in practice, and we may be subject to regulatory investigations, fines, suspension of businesses and revocation of licenses.

As of the date of this annual report, we, our subsidiaries and the VIE, are not covered by permissions requirements from the CAC or any other governmental agency that is required to approve the VIE’s operations, as we, our subsidiaries and the VIE (i) are not required to go through cybersecurity review by the CAC, and (ii) have not received or were denied any such requisite permissions or approvals by any PRC authority. However, considering that the interpretation and application of data protection laws are often uncertain, in flux and complicated, and the regulatory framework in China for the protection of information in cyberspace is evolving quickly, we cannot assure you that we would be able to fully comply with them. Any failure to or delay in clearing such review process would subject us to restrictions and penalties imposed by the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities.

The following are examples of certain recent PRC regulatory activities in this area:

Cybersecurity and Data Security

In June 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. The Data Security Law prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines, suspension of relevant business, and revocation of business permits or licenses. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users must apply with the Cybersecurity Review Office for a cybersecurity review before any public listing on a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

In November 2021, the CAC released the Regulations of Internet Data Security Management (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things,(i) the listing in a foreign country of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. In light of the fact that the interpretation and application of data protection laws are often uncertain, in flux and complicated, it is possible that existing or newly introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect the value of our data, force us to change our data collection, data use and other business practices, cause us to incur significant compliance costs, and subject us to regulatory investigations, fines, suspension of businesses and revocation of licenses, which may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. Furthermore, if such regulations were to be adopted in their current form, given that our business generates and processes a large quantity of data, we may be subject to additional regulatory obligations with respect to data security, and may face challenges in addressing their requirements and amending our internal data processing policies and practices to ensure compliance therewith.

Moreover, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which will come into effect on September 1, 2022. According to these measures, personal data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transmission cover (1) overseas transmission and storage by data processors of data generated during PRC domestic operations, and (2) access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. As of the date of this annual report, these measures have not taken effect, and substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operations. Despite the fact that we do not collect or process personal data of more than one million persons, nor collect or process personal data of 100,000 persons or sensitive personal data of 10,000 persons, considering that the interpretation and application of data protection laws are often uncertain, in flux and complicated, if we were found by the regulatory authorities to have failed to comply with the applicable rules and regulations on cyber security, we would be subject to warnings, fines, confiscation of illegal revenue, revocation of licenses, cancellation of filings, or even criminal liability and our business, results of operations and financial condition would also be adversely affected. Furthermore, in light of the evolving regulatory framework in China for the protection of information in cyberspace, we may be subject to uncertainties of and adjustments to our business practices, which may incur additional operating expenses and adversely affect our results of operations and financial condition.

Although as of the date of this annual report, we, our subsidiaries and the VIE, are not covered by permissions requirements from the CAC or any other governmental agency that is required to approve the VIE’s operations, considering the uncertainty of the interpretation and application of data protection laws, we will closely monitor and assess any development in the rule-making process. To address the concerns brought by the recently issued laws and regulations on data privacy and security, we are taking a more prudent approach in business operation and believe we can reduce our risk of exposure related to the implementation of these laws and regulations to a certain extent by the following measures:

●	Pay close attention to the latest trends in regulatory development and maintain continuous communication with the relevant regulatory authorities;

●	Enhance and improve the data processing activities in accordance with the latest regulatory requirements;

●	Adopt additional security measures and internal control system to protect the customer data from the risks of data leakage, theft and destruction and illegal control, and make advanced preparations in light of the regulatory development; and

●	Continue to improve cybersecurity awareness in our future network development and deployment.

Although we are making efforts to comply with the applicable laws, regulations and standards, there can be no assurance that our measures will be effective and sufficient under the foregoing rules and regulations. If we were found by the regulatory authorities to have failed to comply with the applicable rules and regulations on cyber security, we would be subject to warnings, fines, confiscation of illegal revenue, revocation of licenses, cancellation of filings, or even criminal liability and our business, results of operations and financial condition would also be adversely affected.

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

As of the date of this annual report, we, our subsidiaries and the VIE, are not covered by permissions requirements from the CSRC, or any other governmental agency that is required to approve the VIE’s operations, as we, our subsidiaries and the VIE (i) are not required to obtain permissions from the CSRC; and (iii) have not received or were denied any such requisite permissions or approvals by any PRC authority.

However, given that our business generates and processes a large quantity of data, in connection with any future overseas capital markets activities, we may need to obtain permission from the CSRC or meet other regulatory requirements that may be adopted in the future by PRC authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to fully comply with them on a timely basis, if at all. Any failure to obtain or delay in obtaining such permission or meeting such requirements would subject us to restrictions and penalties imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities.

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

PRC governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

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

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, meaning the number of “non-inspection” years would be decreased from three to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

Pursuant to the HFCAA, on December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. Our auditor, Friedman LLP, who audited our financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, investors may be deprived of the benefits of such inspection which could result in limitation or restriction of our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA.

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

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report and who audited our financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor, Friedman LLP, is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018. However, the recent developments may add uncertainties and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

Sales of a substantial number of our ordinary shares in the public market could occur at any time. We have issued and outstanding 5,093,315 ordinary shares. Of that amount, 2,636,967 shares are restricted as of May 9, 2022  as a result of securities laws and/or lock-up agreements, but will be able to be sold in the future subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act.

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

In April 2021, we issued and sold 1,250,000 ordinary shares in our initial public offering, and in June 2021, we issued and sold 25,000 ordinary shares pursuant to the partial exercise of the underwriter’s over-allotment option in connection with our initial public offering. We have used net proceeds from our initial public offering for strengthening sales and marketing, research and development, and general corporate purposes, including the expenses we spent to become, and maintain our status as, a publicly listed company in the United States.   Within those categories, we have not determined the specific allocation of the net proceeds. Our management will have broad discretion over the use and investment of the net proceeds within those categories. Accordingly, investors have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

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

We, through the variable interest entity, or VIE, Beijing Infobird Software Co., Ltd, or Infobird Beijing, a PRC limited liability company, and through its subsidiaries, principally engage in developing and providing customer engagement cloud-based services. The officers of Infobird Beijing are (i) Yimin Wu, chairman of the board of directors and the chief executive officer of each of Infobird Beijing and Infobird Cayman; (ii) Hsiaochien Tseng, executive vice president of each of Infobird Beijing and Infobird Cayman; and (iii) Chunhsiang Chen, vice president of Infobird Beijing and chief technology officer and vice president of Infobird Cayman. The board of directors of Infobird Beijing consists of three individuals: (i) Yimin Wu; (ii) Bing Weng, a shareholder of Infobird Beijing and the sole director and shareholder of OmniConnect Limited, one of Infobird Cayman’s principal shareholders; and (iii) Dongliang Jiang, one of Infobird Cayman’s directors and the sole director and shareholder of Orbitchannel Limited, one of Infobird Cayman’s principal shareholders.

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

On May 27, 2020, Infobird Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of Infobird Cayman prior to the reorganization. Infobird Cayman and Infobird HK were established as the holding companies of Infobird WFOE. Infobird WFOE is the primary beneficiary for accounting purposes of Infobird Beijing and its subsidiaries. All of these entities are under common control which results in the consolidation of Infobird Beijing and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. Infobird WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Infobird Beijing because it has both of the following characteristics: (1) the power to direct activities at Infobird Beijing that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Infobird Beijing that could potentially be significant to such entity. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements of Infobird Cayman. The sale of Infobird Cayman’s securities in March 2020 was in the same proportion as the ownership of Infobird Beijing prior to the reorganization. To our knowledge, such investors still currently own their same interests in Infobird Beijing.

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

On September 9, 2022, we effected a 1-for-5 share consolidation, or the share consolidation, of our ordinary shares pursuant to our second amended and restated memorandum and articles of association, which is filed as Exhibit 1.2 to this annual report. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the share consolidation.

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the development and operation of information technology in China, including cloud computing and big data analytics, we operate our businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies through the Contractual Arrangements. Neither we nor our subsidiaries own any equity interest in Infobird Beijing. As such, Infobird Beijing is controlled through the Contractual Arrangements in lieu of direct equity ownership by Infobird Cayman or any of its subsidiaries. Such Contractual Arrangements consist of a series of three agreements, along with shareholders’ powers of attorney, or POAs, and spousal consent letters, which were signed on May 27, 2020.

Our affiliation with Infobird Beijing is managed through the Contractual Arrangements, which agreements may not be as effective in providing us with control over Infobird Beijing and its subsidiaries as direct ownership in controlling entities organized in the PRC, which often hold the licenses necessary to conduct business in the PRC. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the PRC. If Infobird Beijing fails to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief and claiming damages. There is a risk that we may be unable to obtain any of these remedies, which could affect our investors and the value of their investment. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements. Thus, the Contractual Arrangements may be less effective than direct ownership and we may incur substantial costs to enforce the terms of the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.” In addition, such Contractual Arrangements have not been tested in a court of law, including China courts, and we may face challenges enforcing these Contractual Arrangements due to legal uncertainties and jurisdictional limits, and thus there are uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to the Contractual Arrangements with the VIE and its shareholders. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We conduct our business through Infobird Beijing by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.”

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

We have provided BPO services exclusively through Infobird Guiyang, subsidiary of the VIE, since 2015. As of December 31, 2021, we employed 128 agents and outsourced 61 agents in connection with our BPO services, and we have served 15 corporate clients in the finance, consumer products, and information technology services industries that utilized our BPO services.

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

Regulations on Mobile Internet Application Information Services

The CAC issued the Administrative Provisions on Mobile Internet Application Information Services on June 28, 2016, which took effect on August 1, 2016, requiring internet information service providers, or ICPs, who provide information services through mobile internet applications, or APPs, i.e. mobile application providers, to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an APP and are able to choose whether an APP is installed and whether or not to use an installed APP and its functions, protect intellectual property rights concerned and keep records of users’ logs for sixty (60) days. Mobile application providers and application store service providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. If an ICP violates these regulations, mobile app stores through which the ICP distributes its APPs may issue warnings, suspend the release of its APPs, or terminate the sale of its APPs, and/or report the violations to governmental authorities.

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

On August 22, 2019, the CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, any Internet service operator should inform that child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.

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

Regulations Related to Mergers and Acquisitions and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the CSRC promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

On December 26, 2019, the State Council issued Implementation Regulations for the Foreign Investment Law of the PRC, or the Implementation Rules, which came into effect on January 1, 2020, and replaced the Implementing Rules of the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Implementing Rules of the Sino-foreign Co-operative Enterprises Law of the PRC and the Implementing Rules of the Wholly Foreign invested Enterprise Law of the PRC. According to the Implementation Rules, in the event of any discrepancy between the Foreign Investment Law, the Implementation Rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Rules shall prevail. The Implementation Rules also set forth that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List. Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of the PRC and other applicable laws.

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

C. Organizational Structure

The charts below summarize our corporate legal structure and identify our subsidiaries, the VIE and its subsidiaries:

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and other parts of this annual report on Form 20-F may contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F. You should carefully read the “Risk Factors” section of this annual report on Form 20-F in “Item 3. Key Information—D. Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

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

Although we consolidate the results of the VIE and its subsidiaries, we only have access to cash balances or future earnings of the VIE and its subsidiaries through our Contractual Arrangements with the VIE.

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

Share-based Compensation

We accounted for share-based compensation awards in accordance with FASB ASC Topic 718, “Compensation – Stock Compensation”, amended by ASU 2018-07. Under FASB ASC Topic 718, share-based compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received.  We granted 14,000 ordinary shares to two consulting firms based on grant date fair value of approximately $150,000 to be amortized over stated services period.

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

*Mr. Tseng resigned in June 2021.

Yimin Wu has served as a member of our board of directors since March 2020, the chairman of our board of directors since June 2020, and our chief executive officer since May 2020. Mr. Wu founded Infobird Beijing, the VIE, in October 2001 and has served as the chairman of the board of directors and chief executive officer of Infobird Beijing since such time. Mr. Wu is also a shareholder of Infobird Beijing. From August 1990 to March 1993, Mr. Wu served as software engineer of the Software Center of Tsinghua University and was sent to the United States to co-develop HP_UX operating system at HP, Inc., an American multinational information technology company. From April 1993 to May 2000, Mr. Wu served as general manager of Beijing Jing Zhou Computers, Co., Ltd., a company responsible for marketing and developing interactive voice response systems. From July 2000 to October 2001, Mr. Wu served as general manager of Beijing Jing Zhou Rong Hua Internet Technology, Co., Ltd., a company responsible for developing middleware for call centers. Mr. Wu received a Bachelor’s Degree and a Master’s Degree in Computer Sciences from Tsinghua University.

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

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 5,093,315 ordinary shares outstanding as of May 9, 2022.

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

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
CRservices Limited(1)	1,451,818	28.53%
CRExperience Limited(2)	420,831	8.27%
Orbitchannel Limited(3)	353,765	6.95%
OmniConnect Limited(4)	324,353	6.37%
Directors and Executive Officers:
Yimin Wu(5)	1,451,818	28.53%
Lianfang Zhou	—	—
Chunhsiang Chen	—	—
Hsiaochien Tseng	—	—
Dongliang Jiang(6)	353,765	6.95%
Hanbin Xiao	—	—
Harry D. Schulman	—	—
Feng Liu	—	—
Zhixiong Wang	—	—
Xuan Li	—	—
All directors and executive officers as a group (10 persons)	1,805,583	35.48%

(1)	The registered address of CRservices Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Yimin Wu, our chief executive officer and chairman of our board of directors, is the sole director and shareholder of CRservices Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CRservices Limited.

(2)	The registered address of CRExperience Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Weimin Wu, a shareholder of Infobird Beijing and the brother of Yimin Wu, is the sole director of and a shareholder of CRExperience Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CRExperience Limited.

(3)	The registered address of Orbitchannel Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Dongliang Jiang, one of our directors, is the sole director and shareholder of Orbitchannel Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by Orbitchannel Limited.

(4)	The registered address of OmniConnect Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Bing Weng, a director and shareholder of Infobird Beijing, is the sole director and shareholder of OmniConnect Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by OmniConnect Limited.

(5)	Represents 1,451,818 ordinary shares held directly by CRservices Limited. Yimin Wu, our chief executive officer and chairman of our board of directors, is the sole director and shareholder of CRservices Limited. See footnote (1) above.

(6)	Represents 353,765 ordinary shares held directly by Orbitchannel Limited. Dongliang Jiang, one of our directors, is the sole director and shareholder of Orbitchannel Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by Orbitchannel Limited. See footnote (3) above.

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

Contractual Arrangements with the VIE and its Shareholders

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

Our authorized share capital is 10,000,000 ordinary shares with a par value of $0.005 per ordinary share.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333- 251234), in relation to our initial public offering, which was declared effective by the SEC on March 31, 2021. In April 2021, we completed our initial public offering in which we issued and sold an aggregate of 1,250,000 ordinary shares, and in June 2021, we issued and sold 25,000 ordinary shares pursuant to the partial exercise of the underwriter’s over-allotment option in connection with our initial public offering, resulting in net proceeds to us of approximately $22.9 million, including the $600,000 that was placed in an escrow account, net of underwriting discounts and commissions and expenses associated with our initial public offering paid or payable by us. WestPark Capital, Inc. acted as the representative of the underwriters for our initial public offering. We have used net proceeds from our initial public offering for strengthening sales and marketing, research and development, and general corporate purposes, including the expenses we spent to become, and maintain our status as, a publicly listed company in the United States.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Infobird Co., Ltd and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 29, 2021)
1.2*	Second Amended and Restated Memorandum and Articles of Association
2.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234)) filed with the Securities and Exchange Commission on January 12, 2021)
2.2	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
2.3	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-251234)), originally filed with the Securities and Exchange Commission on December 9, 2020, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 30, 2021)
4.1	Unofficial English Translation of Exclusive Business Cooperation Agreement by and between Infobird Digital Technology (Beijing) Co., Ltd and Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.2	Unofficial English Translations of Exclusive Option Agreements by and among Infobird Digital Technology (Beijing) Co., Ltd, Beijing Infobird Software Co., Ltd and the shareholders of Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.3	Unofficial English Translations of Equity Interest Pledge Agreements by and among Infobird Digital Technology (Beijing) Co., Ltd, Beijing Infobird Software Co., Ltd and the shareholders of Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.4	Unofficial English Translations of Shareholders’ Powers of Attorney, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.5	Unofficial English Translations of Spousal Consent Letters, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.6	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
4.7	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.8	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.9	Form of Independent Director Agreement between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.10	Form of Independent Director Agreement by and between the registrant and its U.S. independent director, Harry D. Schulman (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.11	Form of Independent Director Agreement by and between the registrant and Zhixiong Wang (incorporated by reference to Exhibit 10.22 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
4.12	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.13	Employment Agreement, by and between Yimin Wu and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.14	Employment Agreement, by and between Lianfang Zhou and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.15	Employment Agreement, by and between Chunhsiang Chen and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)

4.16	Employment Agreement, by and between Hsiaochien Tseng and the registrant, dated as of May 25, 2020 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.17#	Unofficial English Translation of Beijing House Lease Contract, by and among Beijing Infobird Software Co., Ltd, and Beijing Dingqiao Property Management Co., Ltd
4.18#	Unofficial English Translation of Beijing House Lease Contract, by and among Beijing Infobird Software Co., Ltd, Wang Tao, and Wang Yong, dated as of March 11, 2021
4.19#	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Co., Ltd and Qin Huaxiang dated as of March 10, 2022
4.20#	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Co., Ltd and Wang Haihong
4.21#	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Co., Ltd and Yang Xiaokang
4.22#	Unofficial English Translation of Office Lease Contract, by and between Guiyang Infobird Cloud Computing Co., Ltd and Zhang Zhihua, dated as of March 10, 2022
4.23	Amendment to Independent Director Agreement by and between the registrant and its U.S. independent director, Harry D. Schulman (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F (file No. 001-40301) filed with the Securities and Exchange Commission on May 14, 2021)
4.24#	Amendment Number 1 to Independent Director Agreement by and between the registrant and Zhixiong Wang, dated as of April 25, 2022
4.25#	Amendment Number 1 to Independent Director Agreement by and between the registrant and Xuan Li, dated as of April 25, 2022
4.26#	Amendment Number 1 to Independent Director Agreement by and between the registrant and Feng Liu, dated as of April 25, 2022
8.1#	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS#	Inline XBRL Instance Document
101.SCH#	Inline XBRL Taxonomy Extension Schema Document
101.CAL#	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF#	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

**	Furnished herewith.

#	Previously filed with the Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 16, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

INFOBIRD CO., LTD

By:	/s/ Yimin Wu
Yimin Wu
Chief Executive Officer and Chairman of the Board of Directors

Date: October 21, 2022

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

New York, New York

May 16, 2022, except for Notes 15 and 19 which are dated October 21, 2022

INFOBIRD CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020

ASSETS
CURRENT ASSETS
Cash	$6,293,415	$1,682,526
Accounts receivable, net	6,337,730	4,118,502
Other receivables, net	133,266	72,255
Prepayments	511,385	1,412,570
Short-term investment	7,091,939	—
Total current assets	20,367,735	7,285,853

OTHER ASSETS
Property and equipment, net	254,591	2,193,189
Right-of-use assets	292,743	—
Long-term deposits, net	175,085	107,260
Intangible assets, net	4,778,481	5,247,752
Deferred tax assets	—	389,893
Deferred offering cost	—	730,586
Escrow	600,000	—
Goodwill	2,009,769	—
Total other assets	8,110,669	8,668,680

Total assets	$28,478,404	$15,954,533

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$4,530,740	$552,540
Bank loans - current	4,496,883	3,065,134
Interest payable- related party	—	574,065
Other payables and accrued liabilities	947,976	687,702
Deferred revenue	1,405,374	1,755,967
Taxes payable	701,873	865,795
Lease liabilities - current	185,146	—
Total current liabilities	12,267,992	7,501,203

OTHER LIABILITIES
Deferred tax liabilities	81,992	322,035
Bank loans - noncurrent	131,603	—
Lease liabilities - noncurrent	95,947	—
Total other liabilities	309,542	322,035

Total liabilities	12,577,534	7,823,238

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY
Ordinary shares, $0.005 par value, 10,000,000 shares authorized, 5,093,315 and 3,800,000 issued and outstanding as of December 31, 2021 and December 31, 2020, respectively*	25,467	19,000
Additional paid-in capital	26,783,333	5,852,089
Statutory reserves	449,136	437,549
(Accumulated deficits) Retained earnings	(12,799,436)	1,084,383
Accumulated other comprehensive income	592,218	494,046
Total shareholders’ equity attributable to Infobird Co., Ltd	15,050,718	7,887,067

Noncontrolling interests	850,152	244,228
Total equity	15,900,870	8,131,295

Total liabilities and equity	$28,478,404	$15,954,533

* Retroactively restated to reflect the Company’s 1-for-5 share consolidation effective on September 9, 2022 (the “Share Consolidation”).

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019

REVENUES	$9,641,080	$14,532,941	$18,248,289
COST OF REVENUES( includes cost of revenues from related party of $350,987 for the year ended December 31, 2021)	7,373,652	4,718,093	7,987,146

GROSS PROFIT	2,267,428	9,814,848	10,261,143

OPERATING EXPENSES:
Selling	3,828,835	1,837,768	1,533,255
General and administrative	5,950,329	1,712,034	1,192,429
Research and development	3,269,680	1,897,349	1,496,579
Long-live assets impairment	3,692,047	—	—
Total operating expenses	16,740,891	5,447,151	4,222,263

(LOSS) INCOME FROM OPERATIONS	(14,473,463)	4,367,697	6,038,880

OTHER INCOME (EXPENSE)
Interest income	9,135	6,989	8,823
Interest expense	(317,402)	(208,506)	(411,298)
Other income, net	679,875	180,051	138,457
Total other income (expense), net	371,608	(21,466)	(264,018)

(LOSS) INCOME BEFORE INCOME TAXES	(14,101,855)	4,346,231	5,774,862

PROVISION FOR OF INCOME TAXES	124,058	286,071	673,034

NET (LOSS) INCOME	(14,225,913)	4,060,160	5,101,828

Less: Net (loss) income attributable to noncontrolling interest	(353,681)	61,886	254,471

NET (LOSS) INCOME ATTRIBUTABLE TO INFOBIRD CO.,LTD	$(13,872,232)	$3,998,274	$4,847,357

NET (LOSS) INCOME	(14,225,913)	4,060,160	5,101,828

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	102,084	476,580	(29,392)

TOTAL COMPREHENSIVE (LOSS) INCOME	(14,123,829)	4,536,740	5,072,436

Less: Comprehensive (loss) income attributable to noncontrolling interests	(349,769)	73,745	253,876

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO INFOBIRD CO., LTD	$(13,774,060)	$4,462,995	$4,818,560

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	4,684,225	3,800,000	3,800,000

(LOSS) EARNINGS PER SHARE*
Basic and diluted	$(2.96)	$1.05	$1.28

* Retroactively restated to reflect the Share Consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Retained earnings		Accumulated
			Additional	(accumulated deficit)		other
	Ordinary shares		paid-in	Statutory		comprehensive	Noncontrolling
	Shares*	Par value	capital	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, January 1, 2019	3,800,000	$19,000	$7,537,243	$—	$(7,323,699)	$58,122	$20,657	311,323
Acquisition of additional Non-controlling interest	—	—	(1,685,154)	—	—	—	(104,050)	(1,789,204)
Net income attributable to Infobird Co., Ltd	—	—	—	—	4,847,357	—	—	4,847,357
Net income attributable to noncontrolling interests	—	—	—	—	—	—	254,471	254,471
Statutory reserve	—	—	—	31,778	(31,778)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(28,797)	(595)	(29,392)
BALANCE, December 31, 2019	3,800,000	$19,000	$5,852,089	$31,778	$(2,508,120)	$29,325	$170,483	$3,594,555
Net income attributable to Infobird Co., Ltd	—	—	—	—	3,998,274	—	—	3,998,274
Net income attributable to noncontrolling interests	—	—	—	—	—	—	61,886	61,886
Statutory reserve	—	—	—	405,771	(405,771)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	464,721	11,859	476,580
BALANCE, December 31, 2020	3,800,000	$19,000	$5,852,089	$437,549	$1,084,383	$494,046	$244,228	$8,131,295
Net loss attributable to Infobird Co., Ltd	—	—	—	—	(13,872,232)	—	—	(13,872,232)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(353,681)	(353,681)
Issuance of ordinary shares and warrants in initial public offerings, net of issuance costs	1,275,000	6,375	20,790,869	—	—	—	—	20,797,244
Statutory reserve	—	—	—	11,587	(11,587)	—	—	—
Noncontrolling interest from acquisition	—	—	—	—	—	—	955,693	955,693
Share-based compensations for consulting services	14,000	70	140,397	—	—	—	—	140,467
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation	4,315	22	(22)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	98,172	3,912	102,084
BALANCE, December 31, 2021	5,093,315	$25,467	$26,783,333	$449,136	$(12,799,436)	$592,218	$850,152	$15,900,870

* Retroactively restated to reflect the Share Consolidation.

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

On May 27, 2020, Infobird Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of Infobird Cayman prior to the reorganization. Infobird Cayman and Infobird HK were established as the holding companies of Infobird WFOE. Infobird WFOE is the primary beneficiary for accounting purposes of Infobird Beijing and its subsidiaries. All of these entities are under common control which results in the consolidation of Infobird Beijing and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. Infobird WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Infobird Beijing because it has both of the following characteristics: (1) the power to direct activities at Infobird Beijing that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Infobird Beijing that could potentially be significant to such entity. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Infobird Cayman.

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise and VIE over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary for accounting purposes. Infobird WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Infobird Beijing because it has both of the following characteristics: (1) the power to direct activities at Infobird Beijing that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Infobird Beijing that could potentially be significant to such entity. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

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

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary for accounting purposes and must consolidate the VIE. Infobird WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Infobird Beijing because it has both of the following characteristics:

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

Note 12 – Related party balances and transactions

Interest payable – related party

Name of Related Party	Relationship	Nature	December 31, 2021	December 31, 2020

Qing Tang	Spouse of Yimin Wu	Interest payable -Interest incurred from loan described below	$—	$574,065

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

The Company’s basic and diluted earnings per shares would have been lower by $0.25, $0.20, and $0.20 per share for the years ended December 31, 2021, 2020 and 2019 respectively, without the preferential tax rate reduction and research and development expenses reduction.

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

Note 15 – Equity

Ordinary shares

Infobird Cayman was established under the laws of the Cayman Islands on March 26, 2020. On September 9, 2022, the Company effected the 1-for-5 Share Consolidation of its ordinary shares pursuant to the Company’s second amended and restated memorandum and articles of association. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Share Consolidation. Prior to September 9, 2022, the authorized number of ordinary shares was 50,000,000 (pre-Share Consolidation) shares with a par value of $0.001 (pre-Share Consolidation) per ordinary share, and 19,000,000 (pre-Share Consolidation) ordinary shares were issued on March 26, 2020. As a result, the Company had 10,000,000 authorized ordinary shares, par value $0.005 per share, of which 5,093,315, 3,800,000 and 3,800,000 shares were issued and outstanding as of December 31, 2021, 2020 and 2019, respectively.

On April 22, 2021, the Company completed its initial public offering (“IPO”) of 1,250,000 ordinary shares, par value $0.005 per share, and on June 8, 2021, issued 25,000 ordinary shares pursuant to the underwriter’s partial exercise of its over-allotment option in connection with the IPO, at a public offering price of $20.00 per share, which resulted in net proceeds to the Company of approximately $20.8 million after deducting underwriting discounts and commissions and other expenses.

During the year ended December 31, 2021, the Company granted 14,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period.

As a result, 5,093,315 ordinary shares were issued and outstanding as of December 31, 2021.

Warrants

In connection with the IPO, on April 22, 2021, the Company issued warrants to purchase 125,000 ordinary shares at $20.00 per share, are exercisable upon issuance and will expire on March 31, 2026 which is five years from the effective of the registration statement. As of December 31, 2021, the Company had warrants to purchase 125,000 ordinary shares outstanding with an exercise price of $20.00 per share and remaining lives of 4.25 years.

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

Annual dividend yield	—
Expected life (years)	5.0
Risk-free interest rate	0.92%
Expected volatility	95.15%

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2021:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2018	—	$—
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2019	—	—
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2020	—	—
Issued	125,000	$20.0
Exercised	—	—
Expired	—	—

Warrants outstanding, as of December 31, 2021	125,000	$20.0

Warrants exercisable, as of December 31, 2021	125,000	$20.0

Share-based compensation

During the year ended December 31, 2021, the Company granted 14,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period. Share based compensation for the year ended December 31, 2021 amounted to $140,467. The Company recognized $140,467 of stock compensation expenses, remaining $10,133 is to be amortized over remaining contract period till January 6, 2022. There was no share based compensation in 2020 and 2019.

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

Note 19 – Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2021 up through October 21, 2022, the date the Company issued these consolidated financial statements.

On September 9, 2022, the Company effected the 1-for-5 Share Consolidation of its ordinary shares pursuant to the Company’s second amended and restated memorandum and articles of association. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Share Consolidation.

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021, 2020 and 2019.

INFOBIRD CO., LTD

BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash	$2,623,916	$—
Prepayments	20,000	—
Due from subsidiaries	10,999,973	—
Short-term investment	7,091,939	—
Total current assets	20,735,828	—

OTHER ASSETS
Escrow	600,000	—
Investment in subsidiaries	—	7,887,067
Total other assets	600,000	7,887,067

Total assets	$21,335,828	$7,887,067

LIABILITIES AND EQUITY

LIABILITIES
Deficit of investment in subsidiaries	$6,285,110	$—

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, $0.005 par value, 10,000,000 shares authorized, 5,093,315 and 3,800,000 issued and outstanding as of December 31, 2021 and December 31, 2020, respectively*	25,467	19,000
Additional paid-in capital	26,783,333	5,852,089
Statutory reserves	449,136	437,549
(Accumulated deficits) Retained earnings	(12,799,436)	1,084,383
Accumulated other comprehensive income	592,218	494,046
Total equity	15,050,718	7,887,067

Total liabilities and equity	$21,335,828	$7,887,067

* Retroactively restated to reflect the Share Consolidation.

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