Form 20-F
period 2022-12-31
Infobird Co., Ltd
filed 2023-05-01
CIK 1815566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road Chaoyang District, Beijing, China 100102
(Address of Principal Executive Offices)

Cheuk Yee Li
Chief Executive Officer
Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102
E-mail: edith@infobird.com
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

As of December 31, 2022, there were 19,093,315 ordinary shares issued and outstanding, par value $0.005 per ordinary share.

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

 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“Infobird Cayman,” the “Company,” “we,” “us” and “our” refer to Infobird Co., Ltd, a holding company incorporated with limited liability under the laws of the Cayman Island, and its subsidiaries, Infobird HK and Infobird WFOE, and, in the context of describing our operations and consolidated financial information, also include the variable interest entity, Infobird Beijing, and its subsidiaries, Infobird Guiyang, Infobird Anhui and Shanghai Qishu.

●	“Infobird HK” refers to Infobird International Limited, a holding company established under the laws of Hong Kong and a wholly-owned subsidiary of Infobird Cayman.

●	“Infobird WFOE” refers to Infobird Digital Technology (Beijing) Co., Ltd., a company established under the laws of the PRC and a wholly-owned subsidiary of Infobird HK.

●	“Infobird Beijing”, the “variable interest entity” or the “VIE” refers to Beijing Infobird Software Co., Ltd., a company established under the laws of the PRC and a variable interest entity of Infobird WFOE.

●	“Infobird Guiyang” refers to Guiyang Infobird Cloud Computing Co., Ltd, a company established under the laws of the PRC and a 90.18% owned subsidiary of Infobird Beijing.

●	“Infobird Anhui” refers to Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd), a company established under the laws of the PRC and a 99.95% owned subsidiary of Infobird Beijing.

●	“Shanghai Qishuo” refers to Shanghai Qishuo Technology Inc., a company established under the laws of the PRC and a 51% owned subsidiary of Infobird Beijing.

●	“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan. “RMB” or “Renminbi” refers to the legal currency of China and “$,” “US$” or “U.S. Dollars” refers to the legal currency of the United States.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our functional currency is RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Assets and liabilities are translated into U.S. dollars at the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York as of the balance sheet dates, the statements of income are translated using the average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, the balance sheet amounts, with the exception of equity at December 31, 2022 and 2021, were translated at 6.8972 RMB and 6.3726 RMB, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2022, 2021, and 2020 were 6.7290 RMB, 6.4508 RMB, and 6.9042 RMB to $1.00, respectively. Cash flows were also translated at average translation rates for the periods; therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

We face various legal and operational risks associated with being based in or having the majority of our operations in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities, regulatory approvals on offshore offerings, anti-monopoly concerns and regulatory actions, and oversight of data security, which may impact our ability to conduct our business, accept foreign investments, or list on the United States or other foreign exchange. New laws and regulations may be adopted from time to time, which may require us to obtain additional licenses and permits for our operations and services. If we offer new functions and services in the future, we may be required to obtain additional licenses, permits, filings or approvals for such functions or services. These risks could result in a material change in our operations and/or the value of our ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.” For a detailed description of risks related to the use of variable interest entity and data security or anti-monopoly concerns, which have or may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the relatively newly enacted Foreign Investment Law,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure of beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects,” as well as “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.”

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

Furthermore, substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese government may exercise significant oversight and discretion over offerings that are conducted overseas and the conduct of our business, may intervene in or influence our operations at any time, and may exert more control over foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” and “Item 3. Key Information-D. Risk Factors—Risks Related to Doing Business in China—We are based in, and our operations are located in, China through our subsidiaries, the VIE and its subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.”

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

v

Our affiliation with Infobird Beijing is managed through the Contractual Arrangements, which agreements may not be as effective in providing us with control over Infobird Beijing and its subsidiaries as direct ownership in controlling entities organized in the PRC, which often hold the licenses necessary to conduct business in the PRC. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the PRC. If Infobird Beijing fails to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief and claiming damages. There is a risk that we may be unable to obtain any of these remedies, which could affect our investors and the value of their investment. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements. Thus, the Contractual Arrangements may be less effective than direct ownership and we may incur substantial costs to enforce the terms of the Contractual Arrangements. See “Item 4. Information on the Company—C. Organizational Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.” In addition, such Contractual Arrangements have not been tested in a court of law, including China courts, and we may face challenges enforcing these Contractual Arrangements due to legal uncertainties and jurisdictional limits, and thus there are uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to the Contractual Arrangements with the VIE and its shareholders. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We conduct our business through Infobird Beijing by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.”

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

In the event that in the future Infobird Beijing, currently a VIE, no longer meets the definition of a VIE under applicable accounting rules or Infobird Co., Ltd is no longer deemed the primary beneficiary for accounting purposes, we would not be able to consolidate line-by-line Infobird Beijing’s operations and financial results in our consolidated financial statements for reporting purposes. For more details, see “Item 3. Key Information—D Risk Factors—Risks Related to Our Corporate Structure—We may not be able to consolidate the operations or financial results of some of our affiliated companies or such consolidation could materially and adversely affect our operating results and financial condition.”

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

The Holding Foreign Companies Accountable Act

In addition, on December 2, 2021, the Securities and Exchange Commission, or the SEC, adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act, or the HFCAA, which took effect on January 10, 2022. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. Under the HFCAA and AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, and this ultimately could result in our shares being delisted.

Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2020 and 2021 have been audited by Friedman LLP (“Friedman”). Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2022 have been audited by WWC, P.C., or WWC. Friedman and WWC are independent registered public accounting firms headquartered in the United States and are among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include any of our former auditors, Friedman and Marcum Asia CPAs LLP (“Marcum Asia”), or our new auditor, WWC. As of the date of the annual report, our listing is not affected by the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our ordinary shares is prohibited under the HFCAA because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares and trading in our ordinary shares could be prohibited.

In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties. Should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. If the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, investors may be deprived of the benefits of such inspection which could result in limitation or restriction of our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.”

Permissions Required for Our Operations in China

As of the date of this annual report, Infobird Guiyang has obtained a VATS License with the business scope of “Domestic Call Center Services in Guizhou Province only” while a broader scope covering national service is required, and Infobird Beijing has obtained a VATS License with the business scope of “Nationwide Domestic Call Center Services”. However, due to the development of our businesses and also given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we are required and may further be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to adhere to regulations that govern our customers’ businesses could result in breaches of contracts with our customers. Failure to adhere to the regulations that govern our business could result in our being unable to effectively perform our services.”

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer securities or list in overseas markets, either directly or indirectly, are required to fulfill the filing procedure with the CSRC. The Overseas Listing Trial Measures provide that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering and listing by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. According to the Overseas Listing Trial Measures, where a PRC domestic company fails to fulfill the filing procedure in respect of its overseas offering and listing, the CSRC may order rectification, issue warnings to such PRC domestic company, and impose a fine ranging from RMB1,000,000 to RMB10,000,000. Also the directly responsible person-in-charge and other directly responsible persons of such PRC domestic company may be warned and imposed a fine up to RMB 5,000,000, and the controlling shareholders and the actual controllers of such PRC domestic company that organize or instruct the aforementioned violations shall be imposed a fine up to RMB10,000,000. In addition, since the Overseas Listing Trial Measures and relevant guidelines were newly promulgated, their interpretation, application and enforcement remain unclear. Any failure of us to fully comply with the Overseas Listing Trial Measures may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, hinder our ability to remain listed on Nasdaq or any other U.S. securities exchange, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

As of the date of this annual report, we, our subsidiaries and the variable interest entity, are not covered by permissions requirements from the CSRC, Cyberspace Administration of China, or the CAC, or any other governmental agency that is required to approve the VIE’s operations, as we, our subsidiaries and the variable interest entity (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not received or were denied any such requisite permissions or approvals by any PRC authority.

However, given that our business generates and processes a large amount of data, in connection with any future overseas capital markets activities, we may need to obtain permission from the CSRC, undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by PRC authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to fully comply with them on a timely basis, if at all. Any failure to obtain or delay in obtaining such permission, clearing such review process or meeting such requirements would subject us to restrictions and penalties imposed by the CSRC, the CAC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of, or report and fillings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

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

Cash and Asset Flows through Our Organization

Infobird WFOE, the VIE and its consolidated subsidiaries, or investors transfer funds through our organization under the applicable PRC laws and regulations. To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of us, our subsidiaries, or the VIE to transfer cash. As of the date of this annual report, none of Infobird Cayman, its subsidiaries, the VIE or its subsidiaries has written cash management policies or procedures in place that dictate how funds are transferred. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

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

x

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

During the fiscal year ended December 31, 2022, cash and other asset transfers between the holding company, Infobird Cayman, its subsidiaries, and the consolidated VIE were as follows:

During the Fiscal Year Ended December 31, 2022
Transfer From	Transfer To	Approximate Value ($)	Type
Infobird Cayman	Infobird HK	2,500,000	Capital Injection
Infobird HK	Infobird WFOE	3,500,000	Capital Injection
Infobird WFOE	VIE	3,176,549	Cash Transfer
VIE	Infobird WFOE	148,610	Cash Transfer

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

There were no cash or other asset transfers during the fiscal year ended December 31, 2020 between the holding company, Infobird Cayman, its subsidiaries, and the consolidated VIE.

Financial Information Related to the VIE

The following tables present the disaggregated condensed consolidating schedules of financial position as of December 31, 2022 and 2021 and the disaggregated condensed consolidating schedules of cash flows and results of operations for the years ended December 31, 2022, 2021, and 2020 of all the entities that are consolidated in the consolidated financial statements included elsewhere in this annual report, which are the following entities: Infobird Cayman, Infobird HK, the VIE and its consolidated subsidiaries, and Infobird WFOE which is the primary beneficiary of the VIE for accounting purposes.

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2022

	Infobird Cayman	Infobird HK		Elimination	Subtotal	Infobird WFOE	VIE and consolidated subsidiaries		Elimination	Subtotal		Elimination	Consolidating
Cash	209,561	1,891		—	211,452	50,172	777,195		—	827,367		—	1,038,819
Account receivable	—	—		—	—	—	402,309		—	402,309		—	402,309
Other receivables, net	—	—		—	—	—	99,405		—	99,405		—	99,405
Due from VIE	421,923	—		—	421,923	—			—	—	(2-1)	(421,923)	—
	—	—		—	—	11,836,875	—	(2-2)	(11,836,875)	—		—	—
	—	—		—	—	4,189,229	—	(2-3)	(4,189,229)	—		—	—
Due from subsidaries	13,592,004	—		(13,592,004)	—	—	—		—	—		—	—
Due from related parties	—	—		—	—	—	29,983		—	29,983		—	29,983
Escrow, current	4,896,932	—		—	4,896,932	—			—	—		—	4,896,932
Prepayments	—	—		—	—	6,782	195,272		—	202,054		—	202,054
Short-term investment	6,704,029	—		—	6,704,029	—	—		—	—		—	6,704,029
Total current assets	25,824,449	1,891		(13,592,004)	12,234,336	16,083,058	1,504,164		(16,026,104)	1,561,118		(421,923)	13,373,531

Property and equipment, net	—	—		—	—	—	153,516		—	153,516		—	153,516
Right-of-use assets	—	—		—	—	—	52,813		—	52,813		—	52,813
Long-term deposits, net	—	—		—	—	—	18,993		—	18,993		—	18,993
Intangible assets, net	—	—		—	—	—	2,556,761		—	2,556,761		—	2,556,761
Long-term deferred expense	—	—		—	—	3,977,250	5,130,754		(9,108,004)	—		—	—
Investment in subsidiary	—	13,040,000		—	13,040,000	—	—		—	—	(5)	(13,040,000)	—
Goodwill		—		—	—	—	478,657			478,657		—	478,657
Total Assets	25,824,449	13,041,891		(13,592,004)	25,274,336	20,060,308	9,895,658		(25,134,108)	4,821,858		(13,461,923)	16,634,271

Accounts payable	—	—		—	—	2,788,315	428,049		—	3,216,364		—	3,216,364
Bank loans - current	—	—		—	—	—	3,548,242		—	3,548,242		—	3,548,242
Other payables and accrued liabilities	—	—		—	—	17,181,543	1,134,345	(4)	(17,181,543)	1,134,345		—	1,134,345
Due to related parties	—	—		—	—	—	53,671		—	53,671		—	53,671
Due to intercompany	—	14,208,917	(1)	(13,592,004)	616,913	—	15,831,114		(16,026,104)	(194,990)	(2-1)	(421,923)	—
Deferred revenue	—	—		—	—	5,130,754	5,437,499	(2)	(9,108,004)	1,460,249		—	1,460,249
Taxes payable	—	—		—	—	—	653,085		—	653,085		—	653,085
Lease liabilities - current	—	—		—	—	—	39,861		—	39,861		—	39,861
Deficit of investment in subsidiaries	19,247,330	18,080,304	(3)	(19,247,330)	18,080,304	—	—		—	—	(5)	(18,080,304)	—
Total current liabilities	19,247,330	32,289,221		(32,839,334)	18,697,217	25,100,612	27,125,866		(42,315,651)	9,910,827		(18,502,227)	10,105,817

Bank loans-noncurrent	—	—		—	—	—	18,170		—	18,170		—	18,170
Lease liabilities - noncurrent	—	—		—	—	—	8,602		—	8,602		—	8,602
Total Liabilities	19,247,330	32,289,221		(32,839,334)	18,697,217	25,100,612	27,152,638		(42,315,651)	9,937,599		(18,502,227)	10,132,589

SHAREHOLDERS’ EQUITY
Ordinary shares & additional paid in capital	33,832,743	(1,029,738)	(3)	1,029,738	33,832,743	13,040,000	5,871,099	(4)	(5,871,099)	13,040,000	(3)(6)	(13,040,000)	33,832,743
Statutory reserves	449,136	—		—	449,136	—	449,136	(4)	(449,136)	—	(3)	—	449,136
(Accumulated deficits) Retained earnings	(28,066,415)	(18,268,397)	(3)	18,268,397	(28,066,415)	(17,190,616)	(24,715,721)	(4)	24,715,721	(17,190,616)	(3)	17,190,616	(28,066,415)
Accumulated other comprehensive income	361,655	50,805	(3)	(50,805)	361,655	(889,688)	1,213,943	(4)	(1,213,943)	(889,688)	(3)	889,668	361,655
Total shareholders’ equity attributable to Infobird Co., Ltd	6,577,119	(19,247,330)		19,247,330	6,577,119	(5,040,304)	(17,181,543)		17,181,543	(5,040,304)		5,040,304	6,577,119

NONCONTROLLING INTERESTS	—	—		—	—	—	(75,437)		—	(75,437)		—	(75,437)

Total equity	6,577,119	(19,247,330)		19,247,330	6,577,119	(5,040,304)	(17,256,980)		17,181,543	(5,115,741)		5,040,304	6,501,682

Total liabilities and equity	25,824,449	13,041,891		(13,592,004)	25,274,336	20,060,308	9,895,658		(25,134,108)	4,821,858		(13,461,923)	16,634,271

(1) The amount represents cash transfer of $11.0 million from Infobird Cayman to Infobird HK in May 2021, and $2.5 million in 2022.

(2-1) This amount represents approximately $0.4 million of proceeds from PIPE received by VIE on behalf of the Infobird Cayman.

(2-2) This amount represents approximately $11.8 million VIE owed to Infobird WFOE in 2021.

(2-3) This amount represents cash transfer of approximately $3.2 million from Infobird WFOE to and approximately $1.0 million services provided by Infobird WFOE to the VIE.

(3) This amount represents Infobird Cayman’s investment in subsidiaries which represent the total equity of its subsidiaries and is eliminated upon consolidation.

(4) This amount represents the total equity of the VIE that was pledged to Infobird WFOE when the Contractual Arrangements were signed on May 27, 2020 and service income recorded by Infobird WFOE.

(5) The amount represents Infobird HK’s investment in Infobird WFOE.

(6) This amount represents investment of $9.5 million and $3.5 million from Infobird HK to Infobird WFOE in 2021 and 2022.

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2022

	Infobird Cayman	Infobird HK		Elimination	Subtotal	Infobird WFOE	VIE and consolidated subsidiaries		Elimination	Subtotal		Elimination	Consolidating
Operating revenues	—	—		—	—	934,801	6,107,367	(8)	(1,536,434)	5,505,734		—	5,505,734
Cost of revenue	—	—		—	—	—	(3,527,402)		—	(3,527,402)		—	(3,527,402)
Gross profit	—	—		—	—	934,801	2,579,965		(1,536,434)	1,978,332		—	1,978,332
Operating expenses	(897,411)	(119,983)		—	(1,017,394)	(1,238,033)	(15,644,242)	(8)	1,536,434	(15,345,841)		—	(16,363,235)
Income/(Loss) from operations	(897,411)	(119,983)		—	(1,017,394)	(303,232)	(13,064,277)		—	(13,367,509)		—	(14,384,903)
Other income (expense)	(1,637,911)	18		—	(1,637,893)	(2,628)	(238,310)		—	(240,938)		—	(1,878,831)
Benefit of income tax	—	—		—	—	—	77,649		—	77,649		—	77,649
Loss from VIE	—	—		—	—	(12,305,832)	—	(9)	12,305,832	—		—	—
Loss in subsidiaries	(12,731,657)	(12,611,692)	(7)	12,731,657	(12,611,692)	—	—		—	—	(10)	12,611,692	—
Net loss attributable to noncontrolling interest	—	—		—	—	—	919,106		—	919,106		—	919,106
Net loss attributable to Infobird Co., Ltd	(15,266,979)	(12,731,657)		12,731,657	(15,266,979)	(12,611,692)	(12,305,832)		12,305,832	(12,611,692)		12,611,692	(15,266,979)

 (7) This amount represents income flow through from subsidiaries using the equity method where Infobird Cayman recorded equity income from its subsidiaries and is eliminated during consolidation.

(8) This amount eliminates intercompany revenue of $1.5 million between Infobird WFOE and the VIE which is eliminated during consolidation.

(9) This amount represents service income recorded by Infobird WFOE pursuant to the exclusive business cooperation agreement and is eliminated during consolidation.

(10) This amount represents income flow through from Infobird WFOE using the equity method where Infobird HK recorded equity income from its subsidiary and is eliminated during consolidation.

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2022

	Infobird Cayman	Infobird HK	Subtotal	Infobird WFOE	VIE and consolidated subsidiaries	Elimination	Consolidating
Net cash provided by operating activities	(3,409,279)	2,422,082	(987,197)	(4,860,192)	613,518	—	(5,233,871)
Net cash used in investing activities	(4,800,000)	(3,540,000)	(8,340,000)	—	(470,805)	3,540,000	(5,270,805)
Net cash used in financing activities	5,794,924	50,000	5,844,924	3,540,000	(305,827)	(3,540,000)	5,539,097
Effect of exchange rate	—	—	—	111,330	(400,347)	—	(289,017)
Net increase in cash and cash equivalents	(2,414,355)	(1,067,918)	(3,482,273)	(1,208,862)	(563,461)	—	(5,254,596)
CASH AND CASH EQUIVALENTS, beginning of year	2,623,916	1,069,809	3,693,725	1,259,034	1,340,656	—	6,293,415
CASH AND CASH EQUIVALENTS, end of year	209,561	1,891	211,452	50,172	777,195	—	1,038,819

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2021

	Infobird Cayman	Infobird HK		Elimination	Subtotal	Infobird WFOE	VIE and consolidated subsidiaries		Elimination	Subtotal		Elimination	Consolidating
Cash	2,623,915	1,069,809			3,693,724	1,274,488	1,325,203			2,599,691			6,293,415
Account receivable							6,337,730			6,337,730			6,337,730
Other current assets	20,000				20,000	114,985	509,666			624,651			644,651
Due from VIE						5,992,235		(2-1)	(5,992,235)
						5,495,925		(2-2)	(5,495,925)
						348,715		(2-3)	(348,715)
Short-term investment	7,091,939				7,091,939								7,091,939
Deferred IPO cost							667,698			667,698	(5)	(667,698)	—
Total Current assets	9,735,854	1,069,809			10,805,663	13,226,348	8,840,297		(11,836,875)	10,229,770		(667,698)	20,367,735

Property and equipment, net							254,591			254,591			254,591
Intangible asset							4,778,481			4,778,481			4,778,481
Escrow	600,000				600,000								600,000
Goodwill							2,009,769			2,009,769			2,009,769
Investment in subsidiary		4,312,752			4,312,752						(6)	(4,312,752)
Other receivable-intercompany	10,999,974	—	(1)	(10,999,974)
Other noncurrent assets		—					467,828			467,828			467,828
Total Assets	21,335,828	5,382,561		(10,999,974)	15,718,415	13,226,348	16,350,965		(11,836,875)	17,740,438		(4,980,450)	28,478,404

Current Liabilities													—
Account payable						4,029,998	500,742			4,530,740			4,530,740
Bank loans-current							4,496,883			4,496,883			4,496,883
Deferred revenues							2,218,458	(2)	(813,084)	1,405,374			1,405,374
Other payables and accrued liabilities						5,563,165	947,976	(4)	(5,563,165)	947,976			947,976
Other payable - due to Infobird WFOE/VIE							11,023,791	(2)	(11,023,791)
Other payable - intercompany		10,999,957	(1)	(10,999,957)
Operating lease liabilities							185,146			185,146			185,146
Taxes payable						(679,567)	1,381,440			701,873			701,873
Deficit of investment in subsidiaries	6,285,110		(3)	(5,617,396)	667,714						(5)	(667,714)
Total current liabilities	6,285,110	10,999,957		(16,617,353)	667,714	8,913,596	20,754,436		(17,400,040)	12,267,992		(667,714)	12,267,992

Due to VIE													—
Bank loans-noncurrent							131,603			131,603			131,603
Operating lease liabilities - noncurrent							95,947			95,947			95,947
Deferred tax liabilities, net							81,992			81,992			81,992
Total Liabilities	6,285,110	10,999,957		(16,617,353)	667,714	8,913,596	21,063,978		(17,400,040)	12,577,534		(667,714)	12,577,534

SHAREHOLDERS’ EQUITY
Ordinary shares & additional paid in capital	26,808,800	(70,000)	(3)	70,000	26,808,800	9,500,000	5,871,089	(4)	(5,871,089)	9,500,000	(3)(6)	(9,500,000)	26,808,800
Retained earnings	(12,799,436)	(5,547,396)	(3)	5,547,396	(12,799,436)	(5,285,417)	(12,409,890)	(4)	12,409,890	(5,285,417)	(3)	5,285,417	(12,799,436)
Statutory reserves	449,136				449,136		449,136	(4)	(449,136)		(3)		449,136
Accumulated other comprehensive loss	592,218			(17)	592,201	98,169	526,500	(4)	(526,500)	98,169	(3)	(98,152)	592,218
Total shareholders’ equity attributable to Infobird Co., Ltd	15,050,718	(5,617,396)		5,617,379	15,050,701	4,312,752	(5,563,165)		5,563,165	4,312,752		(4,312,735)	15,050,718

NONCONTROLLING INTERESTS							850,152			850,152			850,152

Total equity	15,050,718	(5,617,396)		5,617,379	15,050,701	4,312,752	(4,713,013)		5,563,165	5,162,904		(4,312,735)	15,900,870

Total liabilities and shareholders’ equity	21,335,828	5,382,561		(10,999,974)	15,718,415	13,226,348	16,350,965		(11,836,875)	17,740,438		(4,980,450)	28,478,404

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

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2021

	Infobird Cayman	Infobird HK	Subtotal	Infobird WFOE	VIE and consolidated subsidiaries	Elimination	Consolidating
Net cash provided by (used in) operating activities	(11,676,840)	5,312,094	(6,364,746)	(8,186,938)	7,012,450		(7,539,234)
Net cash provided by (used in) investing activities	(6,926,226)	(4,312,752)	(11,238,978)		875,726		(10,363,252)
Net cash provided by (used) in financing activities	21,226,982	70,467	21,297,449	9,445,973	(8,406,495)		22,336,927
Effect of exchange rate					176,449		176,449
Net increase in cash and cash equivalents	2,623,916	1,069,809	3,693,725	1,259,035	(341,870)		4,610,890
CASH AND CASH EQUIVALENTS, beginning of year					1,682,526		1,682,526
CASH AND CASH EQUIVALENTS, end of year	2,623,916	1,069,809	3,693,725	1,259,035	1,340,656		6,293,416

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2020

	Infobird Cayman	Infobird HK		Elimination	Subtotal	Infobird WFOE	VIE and consolidated subsidiaries		Elimination	Subtotal		Elimination	Consolidating
Operating revenues							14,532,941			14,532,941			14,532,941
Cost of revenue							(4,718,093)			(4,718,093)			(4,718,093)
Gross profit							9,814,848			9,814,848			9,814,848
Operating expenses							(5,447,151)			(5,447,151)			(5,447,151)
Income from operations							4,367,697			4,367,697			4,367,697
Other income(expense)							(201,517)			(201,517)			(201,517)
Other income, net							180,051			180,051			180,051
Provision fro income tax							(286,071)			(286,071)			(286,071)
Income from VIE						3,998,274		(2)	(3,998,274)
Equity income of subsidiaries	3,998,274	3,998,274	(1)	(3,998,274)	3,998,274						(1)	(3,998,274)
Net income attributable to noncontrolling interest							(61,886)			(61,886)			(61,886)
Net Income attributable to Infobird Co., Ltd	3,998,274	3,998,274			3,998,274	3,998,274	3,998,274		(3,998,274)	3,998,274		(3,998,274)	7,996,548

(1) These amounts represent income flow through from subsidiaries using the equity method where parent recorded equity income from its subsidiaries and is eliminated on consolidation.

 (2) This amount represents service income recorded by Infobird WFOE pursuant to the exclusive business cooperation agreement and is eliminated during consolidation.

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

Risks Related to Our Corporate Structure

●	We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts.

●	We may not be able to consolidate the operations and financial results of some of our affiliated companies or such consolidation could materially and adversely affect our operating results and financial condition.

●	We conduct our business through Infobird Beijing by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.

●	Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

●	Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

●	Our current corporate structure and business operations may be affected by the relatively newly enacted Foreign Investment Law.

●	The shareholders of the VIE may have actual or potential conflicts of interest with us and as a result may refuse to perform, or may breach, the Contractual Arrangements, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.

●	We are based in, and our operations are located in, China through our subsidiaries, the VIE and its subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters. Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese government may exercise significant oversight and discretion over offerings that are conducted overseas and the conduct of our business, may intervene in or influence our operations at any time, and may exert more control over foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to China’s legal system could materially and adversely affect us. There are risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. In particular, there are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us. Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. Further, rules and regulations in China can change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. Therefore, we may not be aware of our violation of these policies and rules until after the occurrence of the violation, which could result in a material change in our operations and/or the value of our ordinary shares.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

Risks Related to Our Business and Industry, Risks Related to Intellectual Property and Risks Related to Our Ordinary Shares

●	We have a limited operating history. There is no assurance that our future operations will be profitable. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

●	We generate a significant portion of our revenues primarily from a few major customers, and loss of business from such customers could reduce our revenues and significantly harm our business.

●	We operate in highly competitive markets and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

●	Our future growth depends in part on new products and new technology innovation, and failure to invent and innovate could materially and adversely impact our business prospects.

●	Conversion of our convertible notes and warrants will dilute the ownership interest of existing shareholder.

●	We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

●	If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

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

Given the limited operating history of Infobird Cayman, there can be no assurance that we can maintain our business such that we can continuously earn a significant profit or any profit at all. For example, our revenue decreased in 2022 compared to that in 2021 primarily due to the impact of the COVID-19 pandemic. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.”

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

Our management team has limited public company experience. We have not previously operated as a public company in the United States and several of our senior management positions are currently held by employees who have been with us for a short period of time. Our entire management team, as well as other company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our consolidated financial statements or possible restatement of financial results, our stock price may be materially and adversely affected, and we may be unable to maintain compliance with the listing requirements of Nasdaq. Any such failures could also result in litigation or regulatory actions by the SEC, or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially and adversely affect our business, financial condition, results of operations and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

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

For the year ended December 31, 2022, one customer accounted for 20.3% of our total revenues, and two customers accounted for 45.7% and 23.1% of the total balance of our accounts receivable, respectively. For the year ended December 31, 2021, four customers accounted for 20.9%, 11.8%, 10.6% and 10.4% of our total revenues, respectively, and four customers accounted for 34.7%, 22.7%, 17.1% and 14.7% of the total balance of our accounts receivable, respectively. For the year ended December 31, 2020, two customers accounted for 34.8% and 13.2% of our total revenues, respectively, and three customers accounted for 50.8%, 19.9%, and 10.9% of the total balance of our accounts receivable, respectively.

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

For the year ended December 31, 2022, two vendors accounted for 12.7% and 10.0% of our total purchases, and two vendors accounted for 66.4% and 20.3% of the total balance of our accounts payable, respectively. For the year ended December 31, 2021, three vendors accounted for 38.4%, 15.0% and 11.9% of our total purchases, and two vendors accounted for 73.4% and 23.1% of the total balance of our accounts payable, respectively. For the year ended December 31, 2020, two vendors accounted for 19.1% and 10.9% of our total purchases, and three vendors accounted for 38.7%, 22.1% and 14.7% of the total balance of our accounts payable, respectively. For 2020, our vendors were mainly telecommunications carriers and our purchases from such vendors were value-added telecommunications services, such as voice lines and research services. For 2021 and 2022, our vendors were mainly system hardware and information software suppliers for our business integration solution business. We enter into agreements with vendors in the ordinary course of our business. Such agreements generally have initial terms ranging from two to three years and typically contain automatic renewal provisions. Any difficulty in replacing such vendors could negatively affect our performance. If we are prevented from or delayed in obtaining services, products, or components for products, due to political, civil, labor or other factors beyond our control that affect our vendors, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. Such delays may significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured.

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

Pursuant to the PRC Regulations on Telecommunications, in order to engage in value-added telecommunications services, or VATS, a services provider must obtain a value-added telecommunications business operating license, or VATS License, from the MIIT or its provincial level counterparts. For example, pursuant to the Catalogue of Telecommunications Business, the call center business refers to the provision of business consultation, information consultation and data query services to users, with the entrustment of enterprises or institutions, based on the call center system and database technology connected to public communication network or the internet and the information database established by information collection, processing and storage. Therefore, a VATS License with the business scope of “Nationwide Domestic Call Center Services” is required for the provision of call center services all over China. As of December 31, 2022, Infobird Guiyang has obtained a VATS License with the business scope of “Domestic Call Center Services in Guizhou Province only” while a broader scope covering national service is required. In addition, both Infobird Beijing and Anhui Weihao have obtained a VATS License with the business scope of “Nationwide Domestic Call Center Services”. We are currently in the process of switching the counterparty on our relevant existing agreements with customers from Infobird Guiyang to Infobird Beijing in order to be compliant with such restrictions. If the relevant PRC government authority decides that we are operating without the proper license, we may be subject to penalties such as confiscation of the revenues that were generated through the unlicensed activities, the imposition of fines and the discontinuation of our operations.

As of December 31, 2022, we have not been subject to any material penalties from the relevant government authorities for failure to obtain any license for our business operations in the past. We cannot assure you, however, that the government authorities will not do so in the future. If we do not obtain, hold or maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing customers or be able to attract new customers and could lose revenues, and we may also be subject to penalties, which could have a material and adverse effect on our business and results of operations.

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

On December 28, 2021, the CAC, together with several other governmental authorities, jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing in foreign countries. The relevant governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. Given the Cybersecurity Review Measures came into effect recently, their interpretation, application and enforcement are subject to substantial uncertainties. On November 14, 2021, the CAC published the Regulations for the Administration of Network Data Security (Draft for Comments), or the Draft Administration Regulations on Cyber Data Security, which sets forth the circumstances under which data processors shall apply for cybersecurity review, including, among others, when the data processors who process personal information of at least one million users apply for a “foreign” listing. However, it provided no further explanation or interpretation as to how to determine what constitutes “affecting national security.” As of the date of this annual report, the Draft Administration Regulations on Cyber Data Security have not been formally adopted. It is uncertain whether and when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented, and whether or to what extent it will affect us.

Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC, which became effective from November 1, 2021, and requires general network operators to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such information can be transferred out of China.

Given that the above-mentioned laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), their enactment, interpretation, application and enforcement are subject to substantial uncertainties. As the definitions for terms such as network platform operator and national security are broad, the government will likely retain significant discretion as to the interpretation and enforcement of the Cybersecurity Review Measures and any implementation rules, and we may be subject to the relevant rules. We cannot preclude the possibility that the Cybersecurity Review Measures will subject us to the cybersecurity review by the CAC in relation to our operations or require us to adjust our business practices, in which case our business, financial condition and prospects may be materially and negatively affected. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. As of the date of this annual report, our PRC subsidiary, the VIE or its subsidiaries have not been involved in any investigations, nor have they received any inquiry, notice, warning, or sanction by the CAC or related PRC governmental authorities as a result of violation of any currently effective PRC laws or regulations with respect to personal information or data requirements issued by the CAC up to date. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, in the event that our PRC subsidiary, the VIE or its subsidiaries become operators of critical information infrastructure in the future, they may be subject to the above-described regulation.

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

To achieve our objectives, we must develop and sell products that are subject to the demands of our customers. This is dependent on several factors, including managing and maintaining relationships with key customers, responding to the rapid pace of technological change and obsolescence, which may require increased investment by us or result in greater pressure to commercialize developments rapidly or at prices that may not fully recover the associated investment, and the effect on demand resulting from customers’ research and development, capital expenditure plans and capacity utilization. If we are unable to keep up with our customers’ demands, our sales, earnings and operating results may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We generate a significant portion of our revenues primarily from a few major customers, and loss of business from such customers could reduce our revenues and significantly harm our business” and “—We primarily rely on a limited number of vendors, and the loss of any such vendor could harm our business.”

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

As of December 31, 2022, we had 214 employees, one of whom was a part-time employee and 213 of whom were full-time employees, all located in China. As our company continues to grow, we also expect to expand our employee base. In addition, we intend to grow by expanding our business, increasing market penetration of our existing products and developing new products. Future growth would impose significant additional responsibilities on our management, including the need to develop and improve our existing administrative and operational systems and our financial and management controls and to identify, recruit, maintain, motivate, train, manage and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of December 31, 2022, we have not made adequate employee benefit payments in strict compliance with the relevant PRC regulations for and on behalf of our employees. Our failure in making contributions to various employee benefits plans in strict compliance with applicable PRC labor-related laws and regulations may subject us to late payment penalties, and we could also be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

In addition to the net proceeds raised in our initial public offering and registered direct offering, we may need to obtain additional debt or equity financing to fund future capital expenditures. As of December 31, 2022, the Company had approximately $1.0 million in cash which primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. The Company also had $6.7 million in short term investment which are investment in wealth management products which can be redeemed upon three months’ notice. The Company’s working capital was approximately $3.3 million at December 31, 2022, approximately $1.4 million of which was deferred revenue which the Company expects to realize and the Company does not expect to make any significant refund based on historical experience. Therefore, the Company’s working capital excluding deferred revenue was approximately $4.7 million. The Company will require a minimum of approximately $4.4 million over the next twelve months to operate at its current level, either from revenues or funding. If the Company is unable to realize its assets within the normal operating cycle of a twelve (12) month period, the Company may have to consider supplementing its available sources of funds through other available sources of financing from PRC banks and other financial institutions or financial support from the Company’s related parties and shareholders.

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

Future sales or other dilution of our equity could depress the market price of our ordinary shares.

Sales of our ordinary shares, preferred shares, warrants, units or any combination of the foregoing in the public market, or the perception that such sales could occur, could negatively impact the price of our ordinary shares. If one or more of our shareholders were to sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the prevailing market price of our ordinary shares could be negatively affected.

In addition, the issuance of additional shares of our ordinary shares, securities convertible into or exercisable for our ordinary shares, other equity-linked securities, including preferred shares or warrants or any combination of the securities pursuant to this prospectus will dilute the ownership interest of the shareholders of our ordinary shares and could depress the market price of our ordinary shares and impair our ability to raise capital through the sale of additional equity securities.

We may need to seek additional capital. If this additional financing is obtained through the issuance of equity securities or warrants to acquire equity securities, our existing shareholders could experience significant dilution upon the issuance, conversion or exercise of such securities.

We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

The outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world since early 2020. The resurgence of the Omicron variant has resulted in quarantines requirement, travel restrictions, and the temporary closure of stores and business facilities in many parts of China in 2022. Our business process outsourcing (the “BPO”) service fee revenue decreased in 2022 mainly due to the temporary closure of our BPO center in Guiyang as part of the COVID-19 control measures, and our business integration solution services revenue also decreased in 2022 partly due to the travel restrictions to control the COVID-19 pandemic.

Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 pandemic or any other epidemic harms the Chinese and global economy in general. Any potential impact on our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or treat its impact, almost all of which are beyond our control. Current and potential impacts include, but are not limited to, the following:

●	Our customers were negatively impacted by COVID-19, which may reduce their budgets for customer services in 2022 and beyond. Also, our sales and marketing activities were restricted by travel restrictions to combat COVID-19. We experienced a decline in revenue in 2022, as our business was negatively impacted by the COVID-19 pandemic;

●	Our customers have been affected by COVID-19 and requested additional time to pay us, which required us to record additional allowances;

●	Due to reduced profit projections as a result of the resurgence of COVID-19 in China in 2022 that caused lock-downs in various places in China, we recorded additional impairment on our intangible assets of $1.2 million and impairment on the goodwill of $1.4 million for the year ended December 31, 2022; and

●	In order to address the negative impact of the COVID-19 pandemic on our business performance and financial position, we reduced the size of our sales and research and development staff, and adjusted our research and development strategies to focus on projects which were expected to be able to generate cash inflow in the short term.

China has significantly eased its COVID-19 control measures. In early December 2022, China substantially reduced the frequency of PCR testing and removed the designation of high-risk areas for lockdown and various travel restrictions. On January 8, 2023, China downgraded the management of COVID-19 from Class A to Class B; this change in the classification of the illness means, among other things, that infected cases will no longer be quarantined, their close contacts will no longer be tracked, large scale PRC testing will no longer be conducted, and disease control measures targeting incoming international travelers and imported cargo will be lifted. As affected by such policy changes, many of our staff, as well as staff of our customers and vendors were infected with COVID-19 in December 2022 and January 2023, which negatively affected our business performance during such periods. Uncertainties still exist with respect to the effect of the COVID-19 pandemic on our business and results of operations. For example, we cannot guarantee that the PRC government will not re-adopt control measures, such as travel restrictions and quarantine requirements, to combat the pandemic (including any new variant) in the future. Because of the uncertainties surrounding the COVID-19 pandemic, the financial impact related to COVID-19 cannot be reasonably estimated at this time.

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

In the event that in the future Infobird Beijing no longer meets the definition of a VIE under applicable accounting rules, or we are no longer deemed to be the primary beneficiary for accounting purposes, we would not be able to consolidate line-by-line Infobird Beijing’s operations and financial results in our consolidated financial statements for reporting purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary for accounting purposes, we would be required to consolidate that entity’s operations sand financial results in our consolidated financial statements for accounting purposes. If such entity’s financial results were negative, this would have a corresponding negative impact on our operating results for reporting purposes.

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

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the Contractual Arrangements between Infobird WFOE and Infobird Beijing. We have been advised by our PRC counsel, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and Contractual Arrangements with Infobird WFOE, Infobird Beijing and its shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among Infobird WFOE and Infobird Beijing and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the Contractual Arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. Therefore, the Contractual Arrangements may be determined by PRC authorities to be inconsistent with the laws and regulations of the PRC, including those related to foreign investment in certain industries. Our ordinary shares could decline in value or become worthless if such determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries and the VIE that conduct substantially all of our operations.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, PRC law still restricts certain foreign investments in China, and such laws are continually evolving, as more fully described under “Item 4. Information on the Company – B. Business Overview – Regulations – Regulations Relating to Foreign Investment”. China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Further, rules and regulations in China can change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable.

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

In November 2021, the CAC released the Draft Administration Regulations on Cyber Data Security. The Draft Administration Regulations on Cyber Data Security provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Administration Regulations on Cyber Data Security, data processors shall apply for a cybersecurity review for certain activities, including, among other things,(i) the listing in a foreign country of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Administration Regulations on Cyber Data Security requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Administration Regulations on Cyber Data Security was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. In light of the fact that the interpretation and application of data protection laws are often uncertain, in flux and complicated, it is possible that existing or newly introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect the value of our data, force us to change our data collection, data use and other business practices, cause us to incur significant compliance costs, and subject us to regulatory investigations, fines, suspension of businesses and revocation of licenses, which may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. Furthermore, if such regulations were to be adopted in their current form, given that our business generates and processes a large quantity of data, we may be subject to additional regulatory obligations with respect to data security, and may face challenges in addressing their requirements and amending our internal data processing policies and practices to ensure compliance therewith.

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

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Administration Regulations on Cyber Data Security remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Administration Regulations on Cyber Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Administration Regulations on Cyber Data Security mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

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

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, effective March 31, 2023. The Overseas Listing Trial Measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. According to the Overseas Listing Trial Measures, companies that have already offered shares or been listed overseas prior to the implementation of such new regulations qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent overseas offering or listing occurs. However, the Overseas Listing Trial Measures, among others, require the issuer or its main operational entity in the PRC to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China. Furthermore, a listed company should report material events to the CSRC within three business days after the occurrence and announcement of certain events, including, among others, the change of control, investigation or penalties imposed by relevant authorities, the change of listing status or the transfer of listing board. Failure to comply with the filing or reporting requirements for any of our subsequent offering, listing or any other capital raising activities may result in administrative penalties, such as order to rectify, warnings, fines and other penalties on us, our direct or indirect shareholders and our management. Given the uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all. Nor can we assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to the Overseas Listing Trial Measures.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions were issued under the title of “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies”, or the Confidentiality and Archives Provisions, which came into effect on March 31, 2023 together with the Overseas Listing Trial Measures. One of the major revisions as reflected in the Confidentiality and Archives Provisions is expanding application to cover indirect overseas offering and listing, as is consistent with the Overseas Listing Trial Measures. The Confidentiality and Archives Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to laws, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by us or our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the Confidentiality and Archives Provisions and other relevant PRC laws and regulations may subject the relevant entities to legal liabilities, including criminal liabilities.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Draft Administration Regulations on Cyber Data Security (if implemented), are required for our offshore offerings, it is uncertain whether we can or how long it will take for us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, may subject us to sanctions by the CSRC or other PRC regulatory authorities for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities. Our failure to obtain or maintain any requisite approvals may have a material adverse effect on our ability to continue as a going concern, and could result in a loss of your entire investment.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to enterprise income tax on its global income at the rate of 25%. The related implementation rules define the term “de facto management body” as the body that exercises full and substantial control over, and overall management of, the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation, or the SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore-incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China. It will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains uncertainties how the tax residency rule would apply in our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we are also subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid by us and gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends and gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

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

On April 21, 2020, the then SEC Chairman Jay Clayton and the then PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

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

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Under the HFCAA, if the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange. On December 29, 2022, the AHFCAA was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

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

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. Under the HFCAA and the AHFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our shares being delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2020 and 2021 have been audited by Friedman. Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2022 have been audited by WWC. Friedman and WWC are independent registered public accounting firms headquartered in the United States and are among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include any of our former auditors, Friedman and Marcum Asia, or our new auditor, WWC. As of the date of the annual report, our listing is not affected by the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our ordinary shares is prohibited under the HFCAA because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares and trading in our ordinary shares could be prohibited.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties. Should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. If the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, investors may be deprived of the benefits of such inspection which could result in limitation or restriction of our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA.

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

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified seven material weaknesses in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (United States), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to the absence of policies and procedures and related risk mitigations surrounding our IT policies and procedures, including (i) deficiencies in third party vendor management, (ii) deficiencies in backup management and recovery management, (iii) deficiencies in user accounts management, (iv) lack of segregation of duties and monitoring of privileged accounts, (v) deficiencies in monitoring access to systems and data, (vi) deficiencies in password management and (vii) deficiencies in vulnerability assessment and patch management. We are currently in the process of remediating the material weaknesses described above and we intend to continue implementing the following measures, among others, to remediate the material weaknesses. We plan to: (i) prepare a systematic policies and procedures manual for our IT processes in order to develop enhanced risk assessment procedures and controls related to changes in IT systems; (ii) regularly conduct internal evaluation for IT-related departments and all IT staff; (iii) regularly conduct network security training for IT employees to provide employees with security awareness; (iv) establish a qualification assessment procedure for third-party service providers; (v) improve demand analysis and detailed design/specification of new IT projects, and all new IT projects undergo user acceptance testing and implementation approval; (vi) ensure system and information security, strictly control the approval of system permissions and review them regularly, enforce password complexity policies, and regularly audit and analyze logs; and (vii) enforce and monitor IT standard procedures and safety management specifications.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with the annual report for the fiscal year ending December 31, 2021. See “Item 15. Disclosure Controls and Procedures” for further information. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our stock currently trades below $5.00 per ordinary share and thus could be known as a penny stock, subject to certain exceptions. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

Our stock currently trades below $5.00 per share. As a result, our stock could be known as a “penny stock,” subject to certain exceptions, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our ordinary shares could be considered to be a “penny stock”, subject to certain exceptions. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our ordinary shares, and may negatively affect the ability of holders of shares of our ordinary shares to resell them, if the “penny stock” rules apply. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If we fail to meet applicable listing requirements, Nasdaq may delist our ordinary shares from trading, in which case the liquidity and market price of our ordinary shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq. On December 6, 2022, Nasdaq notified us that we did not maintain a minimum bid price of US$1.00 per share and provided us with a compliance period of 180 calendar days in which we are required to regain compliance. We expect to hold an extraordinary general meeting on May 12, 2023 to approve the share consolidation of our ordinary shares on a 5:1 basis so as to regain compliance with the minimum bid price requirement. However, we cannot assure you that the share consolidation related resolutions will be approved, and if approved, we can continue to maintain the minimum bid price as required under the continued listing standards or otherwise continue to comply with all Nasdaq Listing Rules at all times in future. If we fail to meet applicable listing requirements, Nasdaq may delist our ordinary shares from trading, in which case the liquidity and market price of our ordinary shares could decline.

In addition, legislative or other regulatory action in the United States could result in listing standards or other requirements that, if we cannot meet, may result in delisting and adversely affect our liquidity or the trading price of our shares that are listed or traded in the United States. If we fail to comply with the applicable listing standards and Nasdaq delists our ordinary shares, we and our shareholders could face significant material adverse consequences, including:

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

Sales of a substantial number of our ordinary shares in the public market could occur at any time. We had 22,939,315 issued and outstanding ordinary shares as of March 31, 2023. Of that amount, 15,461,818 shares were restricted as a result of securities laws and/or lock-up agreements, but such shares will be able to be sold in the future subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act.

Conversion of our convertible notes and warrants will dilute the ownership interest of existing shareholder.

The conversion of some or all of our convertible notes and warrants will dilute the ownership interests of existing shareholders and existing holders of our ordinary shares. As of the date hereof, there are 12,500,000 ordinary shares issuable upon the exercise of the remaining US$6.25 million of outstanding convertible notes; 2,499,900 ordinary shares issuable upon the exercise of the Ordinary Share Warrants to be issued in our registered direct offering in February 2023, and 2,884,500 ordinary shares issuable upon the exercise of the Private Warrants to be issued in the private placement concurrent with our registered direct offering in February 2023.

Any sales in the public market of the ordinary shares issuable upon any conversion of the notes or exercise of the warrants could adversely affect prevailing market prices of our ordinary shares. In addition, the existence of the convertible notes or warrants may encourage short selling by market participants because the conversion of the convertible notes or warrants could depress the price of our ordinary shares.

Provisions of the convertible notes we offered could also discourage an acquisition of us by a third party.

Certain provisions of the convertible notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain fundamental change, holders of the convertible notes may require us to redeem their convertible notes at the specified fundamental change repurchase price, which includes a premium. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares of an opportunity to sell their ordinary shares, as applicable, at a premium over prevailing market prices.

We have broad discretion in the use of proceeds from our offerings designated for working capital and general corporate purposes, and may spend the proceeds in ways with which you may disagree or that may not be profitable.

A significant portion of our proceeds from our initial public offering in April 2021 and follow-on offering in February 2023 was for working capital and general corporate purposes. Our management has broad discretion over the use and investment of the net proceeds within those categories may spend the proceeds in ways with which you may disagree or that may not be profitable. Investors have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

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

We are subject to the periodic reporting requirements of the Exchange Act. We maintain our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Our management has concluded that, due to the material weaknesses described below under “Item 15. Disclosure Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting,” as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

The Cayman Islands, together with several other non-European Union jurisdictions, has recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act, 2018, or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, as is Infobird Cayman; however, it does not include an entity that is tax resident outside of the Cayman Islands. Accordingly, for so long as Infobird Cayman is a tax resident outside of the Cayman Islands, we are not required to satisfy the economic substance test set out in the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2022 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

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

We do not follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Under our memorandum and articles of association, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding ordinary shares.

In addition, we have elected to follow Cayman Islands practices in lieu of the requirements of (i) having at least three Independent Directors (as defined under Nasdaq Listing Rule 5605(a)(2)) as members of the audit committee under the Nasdaq Listing Rule 5605, (ii) having at least two Independent Directors (as defined under Nasdaq Listing Rule 5605(a)(2)) as members of the compensation committee under the Nasdaq Listing Rule 5605, (iii) having a majority independent board under Nasdaq Listing Rule 5605, (iv) setting up an independent nominations committee or having independent director oversight of director nominations under Nasdaq Listing Rule 5605, and (v) holding annual meeting of shareholders under Nasdaq Listing Rule 5620(a). For more information on our board composition and practices, see “Item 6. Directors, Senior Management And Employees—A. Directors and Senior Management” and “—C. Board Practices.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards. We may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, to the extent that we follow other home country practices, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, cash generally is treated as a passive asset. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income for these purposes. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our consolidated variable interest entity as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with that entity.

The determination of whether we are a PFIC is made annually after the close of each taxable year. This determination is based on the facts and circumstances at that time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ordinary shares.

In particular, because the value of our assets for purposes of the PFIC rules may be determined by reference to the market price of our ordinary shares, the recent decline in the market price of our ordinary shares has resulted in a significant risk that we were a PFIC for the 2022 taxable year (or, alternatively, that we may become a PFIC for the current or subsequent taxable year). The market price of our ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, or if it were determined that we do not own the stock of the consolidated variable interest entity for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

If we are a PFIC ,a U.S. Holder (as defined in “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) may incur significantly increased U.S. income tax on gain recognized on the sale or disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such distribution is an “excess distribution, and may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which the U.S. Holder holds our ordinary shares, the U.S. Holder generally will be required to continue to treat us as a PFIC for all succeeding years during which the U.S. Holder holds our ordinary shares even if we cease to be a PFIC in a later taxable year, unless certain elections are made. For more information, see “Item 10.E. Taxation— Passive Foreign Investment Company Consequences.”

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

On May 31, 2022, Infobird Anhui completed its 100% acquisition of Hefei Weiao Information Technology Co., Ltd. (“Anhui Weiao”), a PRC limited liability company owning VATS License with the business scope of “Nationwide Domestic Call Center Services” to improve our cloud-based services.

On September 9, 2022, we effected a 1-for-5 share consolidation, or the share consolidation, of our ordinary shares pursuant to our second amended and restated memorandum and articles of association. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the share consolidation.

On December 15, 2022, our shareholders approved the adoption of our third amended and restated memorandum and articles of association. The new memorandum and articles increase the maximum number of shares the Company is authorized to issue from US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each to US$25,000,000 divided into 5,000,000,000 ordinary shares of US$0.005 par value each, by the creation of an additional 4,990,000,000 unissued ordinary shares of a par value of US$0.005 each to rank pari passu in all respects with the existing ordinary shares.

On December 23, 2022, we issued the convertible notes (the “2022 CB”) in the aggregate principal amount of US$6.25 million pursuant to the convertible note purchase agreement dated November 25, 2022, under which the holder of the 2022 CB (the “2022 CB Holder”) may subscribe at eighty percent of the face value up to US$12.5 million in aggregate principal amount of our two-year convertible notes. On the same date of the 2022 CB issuance, the 2022 CB Holder elected to convert the 2022 CB at the conversion price of US$0.5, representing the floor price of the conversion price, resulting in the issuance of 12.5 million ordinary shares. Immediately following the issuance, the Company had 19,093,315 ordinary shares outstanding.

On February 28, 2023, we sold 3,846,000 Units at a per Unit price of $1.30. Each Unit comprises: (1) one ordinary share, par value US$0.005 per share, and (2) 0.65 of a warrant to purchase one ordinary share (the “Ordinary Share Warrant”). In a concurrent private placement, we sold unregistered warrants to purchase 2,884,500 ordinary shares (the “Private Warrants”). The proceeds of the transaction will be used for working capital and general working purposes. The transactions yielded gross proceeds to us of approximately $5,000,000, before payment of commissions and expenses.

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

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Infobird WFOE and Infobird Beijing, Infobird WFOE has the exclusive right to provide Infobird Beijing with technical support services, consulting services and other services, including technical support and training, business management consultation, consultation, collection and research of technology and market information, marketing and promotion services, customer order management and customer services, lease equipment or properties, provide legitimate rights to use software license, provide deployment, maintenances and upgrade of software, design installation, daily management, maintenance and updating network system, hardware and database, and other services requested by Infobird Beijing from time to time to the extent permitted under PRC law. In exchange, Infobird WFOE is entitled to a service fee equal to all of the consolidated net income of the Infobird Beijing. However, the service fee may be adjusted by Infobird WFOE based on the actual scope of services rendered by Infobird WFOE and the operational needs and expanding demands of Infobird Beijing.

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

Cash transfers within our organization are effected by means of bank wires. As between Infobird Cayman, our Cayman Islands holding company, and its subsidiaries, including Infobird WFOE, cash is generally transferred by means of capital contributions and/or interest-free intercompany loans. Cash transferred or settled Infobird Cayman and its subsidiaries, on the one hand, and the consolidated VIE, on the other hand, is typically transferred through payments for fees under our Contractual Arrangements, expense reimbursements, or intercompany borrowings between Infobird Cayman or one of its subsidiaries and the consolidated VIE. All such loans are interest-free, unsecured and payable on demand. As a general matter, Infobird WFOE is entitled to a service fee equal to all of the consolidated net income of the VIE. However, the service fee may be adjusted by Infobird WFOE based on the actual scope of services rendered by Infobird WFOE and the operational needs and expanding demands of the consolidated VIE. The enforceability and treatment of the intercompany agreements within our organization, including the intercompany borrowings and the contractual arrangement with the VIE, have not been tested in court. Likewise, to the extent cash and/or assets in the business are in the PRC and/or Hong Kong or our PRC and/or Hong Kong entities, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and/or assets. There are no tax consequences for intercompany borrowings or the payment for intercompany services, except for the standard value added taxes and/or income taxes for the revenues and/or profits generated from such services.

The proceeds of any transactions within our organization, including with the VIE, are recorded on our books as “Inter-Company due,” and are eliminated in our consolidated financial statements. For more details, please refer to the principles of consolidation set forth in the notes to our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 as set forth in this annual report. Cash transferred outside of our organization to satisfy our obligations to third parties are also effected via wire transfer.

During the fiscal year ended December 31, 2022:

●	approximately $2,542,000 was contributed by Infobird Cayman to Infobird HK;

●	approximately $3,540,000 was contributed by Inforbird HK to Infobird WFOE;

●	approximately $3,176,549 was transferred from Infobird WFOE to the VIE and its subsidiaries as an intercompany loan; and

●	approximately $148,610 was transferred from the VIE and its subsidiaries to Infobird WFOE as an intercompany loan.

During the three years preceding the date of this annual report, there have been no distributions or dividends by any of our direct or indirectly held subsidiaries to Infobird. During that same period, Infobird has not declared any dividends or made any distributions to its shareholders, including its U.S. investors, and we do not anticipate declaring a dividend in the foreseeable future. No assets other than cash are transferred within our organization. For more details, please see the section headed “Cash and Asset Flows through Our Organization” above.

On April 22, 2021, we completed our initial public offering, and since April 20, 2021, our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “IFBD”.

Our principal executive office is located at Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102. Our telephone number is 86-010-52411819. Our registered office in the Cayman Islands is located at the office of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

Our capital expenditures were incurred primarily in connection with payment of property and equipment and software. Our capital expenditures were approximately $0.5 million, $2.2 million, and $3.2 million for the years ended December 31, 2022, 2021, and 2020, respectively. We were in the process of constructing a cloud computing facility in Guiyang, China, which has been postponed due to the time needed to negotiate with various vendors and to obtain various government permits, particularly due to the impacts of COVID-19. The facility is expected to have two buildings consisting of approximately 43,000 square meters in total, which is expected to house our cloud and BPO services operations and also fulfill the purposes of offices, research centers, logistics and employee dormitories. This facility is intended to replace our current facilities in Guiyang and some of our facilities in Beijing and Hefei, China, which are currently leased. We have completed demolition, underground structure and design. As we were in the process of negotiating with contractors and other parties for the construction of the facility and obtaining various government permits for the start of construction, we had no material existing capital expenditure commitments as of December 31, 2022. In June 2020, we obtained the Guiyang Provincial Enterprise Investment Project Filing Certificate.

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

We generate revenues primarily from providing standard and customized cloud-based SaaS, BPO services, software development and other technical services. For the years ended December 31, 2022, 2021, and 2020, total revenues were approximately $5.5 million, $9.6 million, and $14.5 million, respectively. Our gross profit was approximately $2.0 million, $2.3 million, and $9.8 million for the years ended December 31, 2022, 2021, and 2020, respectively. Our net (loss) or income was approximately $(16.2) million, $(14.2) million, and $4.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Our current emphasis and goals primarily include execution of business strategies, improvement of cost structure, product and service performance, development of key customers, domestic upgrade of software and systems originated from overseas suppliers, and mergers and acquisitions along the upstream and downstream industry chain, among others.

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

We value our proprietary technologies and strong research and development capabilities, which we believe differentiate us from other software companies in the customer engagement industry. As of December 31, 2022, we had an intellectual property portfolio consisting of 21 patents, 105 software copyrights, 1 artwork copyright, 48 registered trademarks and 19 domain names in the PRC and 3 registered trademarks outside of the PRC. We have recently integrated ChatGPT to upgrade our artificial intelligence customer service system to make it more intelligent and efficient.

Our research and development department was composed of 27 personnel, including software engineers and internet technology specialists, as of December 31, 2022, which accounted for approximately 12.9% of our total employees. We have invested significantly in research and development and intend to continue to do so. For the years ended December 31, 2022, 2021, and 2020, our research and development expenses amounted to approximately $3.3 million, $3.3 million, and $1.9 million, respectively.

In 2022, we had approximately 5,536 average monthly paid user accounts. We have been diversifying and expanding our customer base with our standard cloud-based services which require less customization effort than customized cloud-based services and are capable of scaling quickly. With prevailing standard cloud-based services, we gradually decreased the percentage of revenue generated from China Guangfa Bank in our total revenue from 34.8% for the year ended December 31, 2020 to 0% for each of the years ended December 31, 2021 and 2022. Our ability to maintain close relationships with our clients is essential to the growth and profitability of our business. Through constant technological innovation and accumulated vertical knowledge in our clients’ industries, we continue to build strong relationships with our clients. Once a client utilizes our solutions, we subsequently seek to deepen such relationships through cross-selling and upselling our services and products. We deploy both direct and indirect sales approaches, including outreach by our sales team, organizing and participating in forums and seminars, online advertising, and cooperating with referral and reseller partners. The majority of our sales team is based in four major cities in China: Beijing, Shanghai, Guangzhou, and Guiyang, which cover the most developed and populated cities of China.

We intend to further expand our client base and increase our market share in the finance industry, as well as penetrating other industries with our enhanced sales and marketing efforts. We plan to conduct a better client lifecycle management, expand our sales team, cooperate with referral or reseller partners, continue to organize and participate in forums and seminars, launch online and offline advertising campaigns, and improve our website and social media accounts. We also plan to attract new clients, and retain existing clients, by continuing to innovate our products and services. In addition, we intend to construct the following capabilities in our AI applications: customer engagement hub, one single view of customer, knowledge graphs, and customer journey maps, in order to facilitate proactive customer engagement through consolidation of interactions with customers from various channels, including telephone, email, social media platforms, websites and text messages, among others, along with predictions of customers’ intentions and behaviors. Furthermore, we plan to integrate the ChatGPT model to more products, such as the existing quality control robot and dialogue generation robot.

For information on our financial performance, see “Item 5.A. Operating Results.”

Our Products and Services

We offer cloud-based standard and customized customer engagement services with various SaaS and BPO services to corporate clients. Our customer engagement services are generally categorized into (i) standard cloud-based services, which are our standard SaaS or assembly of some of our fundamental SaaS to meet our clients’ needs, which generally requires less resources than our customized cloud-based services, and (ii) customized cloud-based services, which involve preliminary research of clients’ businesses and their objective of customer engagement, along with design, modification, and integration of some of our fundamental SaaS in order to fit seamlessly with our clients’ actual business processes in a short period of time and with low cost through our no-code development platform. Customized cloud-based services include customized SaaS, voice/data plan, which includes telecommunication usage such as telephone calls and messaging that our customers can subscribe for, and technical support. Clients that use either standard or customized cloud-based services generally enter into contracts that range between one to three years. Dependent on the contractual arrangements, once a contract has been entered into, the clients are subscribed to our paid user accounts and we will charge them either a one-off subscription fee or we will charge them based on the usage of our services. For the years ended December 31, 2022, 2021, and 2020, standard cloud-based services amounted to approximately $2.1 million, $2.0 million, and $1.4 million, representing approximately 38.1%, 20.6%, and 9.7% of our total revenues, respectively. For the years ended December 31, 2022, 2021, and 2020, customized cloud-based services amounted to approximately $0, $0, and $5.0 million, representing approximately 0%, 0%, and 33.8% of our total revenues, respectively.

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

We have obtained the national compliance operation qualification of internet information service provider and call center service provider from the PRC Ministry of Industry and Information Technology (MIIT) and its provincial level counterparts to conduct call center businesses. We have also obtained the international ISO27001 Certificate of Information Security Management System from China Cybersecurity Review Technology and Certification Center to meet high cybersecurity standards required to conduct customer engagement services in certain industries such as the finance industry.

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

BPO Services

We provide BPO services through utilization of the technologies used in our cloud call center and our experiences in customer engagement. BPO is the contracting of business activities and functions to third-party providers, such as technical support, sales and marketing, customer service and BPO operation management. Our BPO services consist of call center outsourcing operation services. We supply a full set of resources for such services, including the physical space, physical agents, call center equipment, fixed line and internet network, system management, maintenance and other services to meet our clients’ needs. Either way, clients can choose whether to empower such call center with our intelligent application software. We also offer data analytics on qualified indicators of performances of BPO for clients. Revenue from BPO services is generated from assisting customers to operate the call centers services. Customers using these services are not permitted to take possession of our software and physical resources and the contract is for a defined period, where customers pay a monthly service fee. For the years ended December 31, 2022, 2021, and 2020 , our BPO service fees amounted to approximately $2.0 million, $2.3 million, and $1.7 million, representing approximately 36.8%, 23.5%, and 12.0% of our total revenues, respectively.

We have provided BPO services exclusively through Infobird Guiyang, subsidiary of our VIE, since 2015. As of December 31, 2022, we employed 20 agents and outsourced 20 agents in connection with our BPO services, and we have served 88 corporate clients in the finance, consumer products, and information technology services industries that utilized our BPO services.

Sales and Marketing

We deploy both direct and indirect sales approaches to market our services to both existing and potential clients.

We utilize the direct approaches with our sales team and in the fiscal year 2022, and we maintained a team of 34 sales representatives, which mainly includes regional sales representatives and telemarketing sales representatives. In 2022, we reduced the size of our sales team as our sales and marketing activities were restricted by travel restrictions to combat the COVID-19 pandemic, and we focused more on budget control to address the negative impact of the COVID-19 pandemic on our business performance and financial position. Our regional sales representatives are to target mid-to-large enterprises in four major geographic markets in China: Beijing, Shanghai, Guangzhou, and Guiyang. We have also recruited several experienced sales representatives with rich resources in the strategic industries we target, who we believe can proactively create high-quality new sales leads. In addition, we have established a telemarketing team to target small-to-medium enterprises with our standard cloud-based services. Our sales team is also responsible for the renewal of existing contracts and the promotion of new products to existing clients. Once we have established relationships with clients, we subsequently seek to deepen such relationships through cross-selling and upselling our solutions, so that we become an integral part of our clients’ operations.

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

Research and Development

We invest significant resources in research and development—not only to support our existing business and enhance our service and product offerings—but also to incubate new technological breakthroughs and business initiatives. As of December 31, 2022, our research and development team consisted of 13 personnel, including software engineers and internet technology specialists, which accounted for approximately 11.5% of our total employees. We have invested significant resources to maintain our technological advantages and intend to continue to extensively invest in our research and development capabilities. For the years ended December 31, 2022, 2021, and 2020, our research and development expenses amounted to approximately $3.3 million, $3.3 million, and $1.9 million, respectively. In 2022, in order to address the negative impact of the COVID-19 pandemic on our business performance and financial position, we reduced the size of our research and development staff, and adjusted our research and development strategies to focus on projects which were expected to be able to generate cash inflow in the short term.

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

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December 31, 2022, we had rights to 21 patents, 105 software copyrights, 1 artwork copyright, 48 registered trademarks and 19 domain names in the PRC and 3 registered trademarks outside of the PRC.

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

Regulations on Mobile Internet Application Information Services

The Cyberspace Administration of China, or CAC issued the Administrative Provisions on Mobile Internet Application Information Services on June 28, 2016, which took effect on August 1, 2016, requiring internet information service providers, or ICPs, who provide information services through mobile internet applications, or APPs, i.e. mobile application providers, to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an APP and are able to choose whether an APP is installed and whether or not to use an installed APP and its functions, protect intellectual property rights concerned and keep records of users’ logs for sixty (60) days. Mobile application providers and application store service providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. If an ICP violates these regulations, mobile app stores through which the ICP distributes its APPs may issue warnings, suspend the release of its APPs, or terminate the sale of its APPs, and/or report the violations to governmental authorities.

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

On October 29, 2021, the CAC published the Measures for the Security Assessment of Outbound Data (Draft for Comments), which intends to regulate the outbound transfer of (including cross-border assess to) important data and/or personal information collected or generated in domestic operations within the People’s Republic of China. The security assessment requirement was initially introduced in the PRC Cybersecurity Law against the critical information infrastructure operators only, but the Measures for the Security Assessment of Outbound Data (Draft for Comments) has extended the security assessment obligation to all data processors, and provides two types of security assessment to be undertaken before providing data from China to overseas, namely risk self-assessment and security assessment by CAC. The Measures for the Security Assessment of Outbound Data were formally adopted on September1, 2022.

On November 14, 2021, the CAC published the Draft Administration Regulations on Cyber Data Security, which further regulate the internet data processing activities and emphasize the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data, and timely disclosure of formulation procedures and adjudication procedures and more. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when finding that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing of personal information, management of important data and proposed overseas transfer of data. In addition, such draft regulations require data processors handling important data or the data processors listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including but not limited to the status of important data processing, data security risks identified and the measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and their handling, and a security assessment with respect to sharing and provision of important data overseas. As of the date of this annual report, the Draft Administration Regulations on Cyber Data Security has not been formally adopted.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Cross-border Data Transfers with effect from September 1, 2022, pursuant to which a data processor shall declare security assessment for its outbound data transfer where: (i) it provides critical data abroad; (ii) it is a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals, and it provides personal information abroad; (iii) it has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; or (iv) any other circumstances prescribed by the CAC.

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

On March 12, 2021, the CAC and other governmental authorities promulgated Necessary Personal Information Range Provisions of Common Types of Apps, effective on May 1, 2021, which specify the scope of necessary personal information for common types of mobile apps. On April 26, 2021, the MIIT promulgated Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments), which further stipulate the protection and management of the personal information on mobile apps. As of the date of this annual report, the Interim Provisions on the Administration of Personal Information Protection for Apps (Draft for Comments) have not been formally adopted.

On January 5, 2022, the CAC issued a revised version of the Administrative Provisions on Mobile Internet Applications Information Services (Draft for Comments), which emphasizes that mobile internet app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. Furthermore, mobile internet app providers shall not compel users to agree to non-essential personal information collection out of any reason, and are prohibited from banning users from their basic functional services due to the users’ refusal of providing non-essential personal information

Regulations Relating to Product Liability

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

Regulations Related to Mergers and Acquisitions and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules, which took effect on September 6, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasize the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas securities offering and listing of PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either directly or indirectly, are required to fulfill the filing procedure with the CSRC and report relevant information.

The Overseas Listing Trial Measures provide that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering and listing by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control, having been investigated or penalized by overseas securities regulatory authorities or other competent authorities, converting the listing status or listing board, or voluntary or forced delisting of the issuer(s) which have completed overseas offerings and listings.

In addition, the Overseas Listing Trial Measures provide that an overseas listing or offering is explicitly prohibited under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as follow-on offerings are involved. Furthermore, according to the officials from the CSRC, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, a contemplated offering and/or listing on the U.S. stock exchange has been declared effective) for their indirect overseas offering and listing prior to the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023. Those who complete their overseas offering and listing within such six months are deemed as Existing Issuers. Within such six-month transition period, however, if such domestic companies need to reapply for offering and listing procedures to the overseas regulatory authority or securities exchanges, or if they fail to complete their indirect overseas issuance and listing, such domestic companies shall complete the filling procedures with the CSRC. According to the Overseas Listing Trial Measures, where a PRC domestic company fails to fulfill filing procedure in respect of its overseas offering and listing, the CSRC may order rectification, issue warnings to such PRC domestic company, and impose a fine ranging from RMB1,000,000 to RMB10,000,000. Also the directly responsible person-in-charge and other directly responsible persons of such PRC domestic company may be warned and imposed a fine up to RMB 5,000,000, and the controlling shareholders and the actual controllers of such PRC domestic company that organize or instruct the aforementioned violations shall be imposed a fine up to RMB10,000,000. Further, if the PRC domestic company that is not an Existing Issuer fails to fulfill the required filing procedure, such an issuer may ultimately be forced to delist its securities that have already been listed. In addition, since the Overseas Listing Trial Measures and relevant guidelines were newly promulgated, their interpretation, application and enforcement remain unclear. Any failure of us to fully comply with the Overseas Listing Trial Measures may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, hinder our ability to remain listed on Nasdaq or any other U.S. securities exchange, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Confidentiality and Archives Provisions, which became effective on March 31,2023. The Confidentiality and Archives Provisions specify that during the overseas issuance of securities and listing activities of domestic enterprises, domestic enterprises and securities companies and securities service institutions that provide relevant securities services shall, by strictly abiding by the relevant laws and regulations of the PRC and the requirements therein, establish sound confidentiality and archives management systems, take necessary measures to implement confidentiality and archives management responsibilities, and shall not leak state secrets, work secrets of governmental agencies and undermine national and public interests. Work manuscripts generated in the PRC by securities companies and securities service institutions that provide relevant securities services for overseas issuance and listing of securities by domestic enterprises shall be kept in the PRC. Without the approval of relevant competent authorities, it shall not be transferred overseas. Where archives or copies need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations.

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

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9. On October 25, 2022, the PBOC and SAFE raised the cross-border macro prudential adjustment ratio for corporate and financial institutions from 1 to 1.25, making it easier for domestic firms to raise funds from overseas markets. Domestic-invested enterprises, have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9.

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

On December 26, 2019, the State Council issued Implementation Regulations for the Foreign Investment Law of the PRC, or the Implementation Rules, which came into effect on January 1, 2020, and replaced the Implementing Rules of the Sino-foreign Equity Joint Ventures Enterprises Law of the PRC, the Implementing Rules of the Sino-foreign Co-operative Enterprises Law of the PRC and the Implementing Rules of the Wholly Foreign-invested Enterprise Law of the PRC. According to the Implementation Rules, in the event of any discrepancy between the Foreign Investment Law, the Implementation Rules and the relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Rules shall prevail. The Implementation Rules also set forth that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List. Pursuant to the Foreign Investment Law and the Implementation Rules, the existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law are allowed to keep their corporate organization forms for five years from the effectiveness of the Foreign Investment Law before such existing foreign-invested enterprises change their organization forms and organization structures in accordance with the PRC Company Law, the Partnership Enterprise Law of the PRC and other applicable laws.

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

C. Organizational Structure

The charts below summarize our corporate legal structure and identify our subsidiaries, the VIE and its subsidiaries:

Name	Background	Ownership
Infobird International Limited	● A Hong Kong company ● Incorporated on April 21, 2020 ● A holding company	100% owned by Infobird Co., Ltd
Infobird Digital Technology (Beijing) Co., Ltd	● A PRC limited liability company and deemed a wholly foreign owned enterprise, or WFOE ● Incorporated on May 20, 2020 ● Registered capital of $15,000,000 (RMB 106,392,000) ● A holding company	100% owned by Infobird International Limited
Beijing Infobird Software Co., Ltd	● A PRC limited liability company ● Incorporated on October 26, 2001 ● Registered capital of $2,417,947 (RMB 16,624,597)	VIE of Infobird Digital Technology (Beijing) Co., Ltd
Guiyang Infobird Cloud Computing Co., Ltd	● A PRC limited liability company ● Incorporated on October 17, 2013 ● Registered capital of $1,777,645 (RMB 12,222,200)	90.18% owned by Beijing Infobird Software Co., Ltd
Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd)	● A PRC limited liability company ● Incorporated on June 20, 2012 ● Registered capital of $1,454,440 (RMB 10,000,000)	99.95% owned by Beijing Infobird Software Co., Ltd
Shanghai Qishuo Technology Inc.	● A PRC limited liability company ● Incorporated on April 10, 2014 ● Registered capital of $156,922 (RMB 1,000,000)	51% owned by Beijing Infobird Software Co., Ltd
Hefei Weiao Information Technology Co., Ltd	● A PRC limited liability company ● Incorporated on May 25, 2018 ● Registered capital of $1,439,325 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	100% owned by Infobird Anhui

D. Property, Plants and Equipment

Our principal executive office is located at Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102, where we lease one unit, Room 12A06, consisting of approximately 210 square meters of office space. We lease these spaces under a lease that will terminate on March 31, 2025.

We also lease other spaces that we do not view to be material to our business. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

We were also in the process of constructing a cloud computing facility in Guiyang, China, which has been postponed due to the time needed to negotiate with various vendors and to obtain various government permits, particularly due to the impacts of COVID-19. The facility is expected to have two buildings consisting of approximately 43,000 square meters in total, which is expected to house our cloud and BPO services operations and also fulfill the purposes of offices, research centers, logistics and employee dormitories. This facility is intended to replace our current facilities in Guiyang and some of our facilities in Beijing and Hefei, China, which are currently leased. We have completed demolition, underground structure and design. In June 2020, we obtained the Guiyang Provincial Enterprise Investment Project Filing Certificate. Due to further delays of the project related to local governments’ limitation of economic activities in response to the resurgence of COVID-19 variants, we recorded impairment loss of $1.9 million of our construction in progress as of December 31, 2022, as we were unable to estimate when we will obtain the permits to start construction and we will continue leasing our facilities for expansion needs.

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

We generate revenues primarily from providing standard and customized cloud-based SaaS, BPO services, software development and other technical services. For the years ended December 31, 2022, 2021, and 2020, total revenues were approximately $5.5 million, $9.6 million, and $14.5 million, respectively. Our gross profit was approximately $2.0 million, $2.3 million, and $9.8 million for the years ended December 31,2022, 2021, and 2020, respectively. Our net (loss) or income was approximately $(16.2) million, $(14.2) million, and $4.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Our current emphasis and goals primarily include execution of business strategies, improvement of cost structure, and product and service performance, among others.

COVID-19

The outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world since early 2020. The resurgence of the Omicron variant has resulted in quarantines requirement, travel restrictions, and the temporary closure of stores and business facilities in many parts of China in 2022. Our BPO service fee revenue decreased in 2022 mainly due to the temporary closure of our BPO center in Guiyang as part of the COVID-19 control measures, and our business integration solution services revenue also decreased in 2022 partly due to the travel restrictions to control the COVID-19 pandemic.

To date, COVID-19 has had certain adverse impacts on our operations and revenue growth. Our customers were negatively impacted by COVID-19, which may reduce their budgets for customer services in 2022 and beyond, and our sales and marketing activities were restricted by travel restrictions to combat COVID-19 in 2022. We experienced a decline in revenue in 2022, as our business was negatively impacted by the COVID-19 pandemic. Moreover, due to the negative impact of the COVID-19, our customers requested additional time to pay us, which required us to record additional allowances of $3.5 million for the year ended December 31, 2022. We will continue to monitor collections from 2022 and beyond. In addition, due to reduced profit projections as a result of the resurgence of COVID-19 in China in 2022 that caused lock-downs in various places in China, we recorded additional impairment on our intangible assets of $1.2 million for the year ended December 31, 2022 as the carrying value of our long-lived assets exceed the future cashflows expected to be generated from the assets, and impairment on the goodwill of $1.4 million for the same year. Furthermore, in order to address the negative impact of the COVID-19 pandemic on our business performance and financial position, we reduced the size of our sales and research and development staff, and adjusted our research and development strategies to focus on projects which were expected to be able to generate cash inflow in the short term.

China has significantly eased its COVID-19 control measures. In early December 2022, China substantially reduced the frequency of PCR testing and removed the designation of high-risk areas for lockdown and various travel restrictions. On January 8, 2023, China downgraded the management of COVID-19 from Class A to Class B; this change in the classification of the illness means, among other things, that infected cases will no longer be quarantined, their close contacts will no longer be tracked, large scale PRC testing will no longer be conducted, and disease control measures targeting incoming international travelers and imported cargo will be lifted. As affected by such policy changes, many of our staff, as well as staff of our customers and vendors were infected with COVID-19 in December 2022 and January 2023, which negatively affected our business performance during such periods. Uncertainties still exist with respect to the effect of the COVID-19 pandemic on our business and results of operations. For example, we cannot guarantee that the PRC government will not re-adopt control measures, such as travel restrictions and quarantine requirements, to combat the pandemic (including any new variant) in the future. Because of the uncertainties surrounding the COVID-19 pandemic, the financial impact related to COVID-19 cannot be reasonably estimated at this time.

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

Key Factors that Affect Operating Results

Our management team monitors the following key operating metrics:

Our revenue is affected by the number of average monthly paid user accounts our customers subscribed to and the average revenue per user account

Paid user accounts are the number of active accounts that our customers subscribed to based on contracts which specify a fixed fee per user account per specified period. Average monthly paid user accounts are the sum of the numbers of paid user accounts per month divided by twelve months for the years ended. Average monthly paid user accounts is the operating metric that we utilize rather than paid user accounts. Standard cloud-based services and BPO services accounted for approximately 74.5%, 44.1%, and 21.7% of our total revenues for the years ended December 31, 2022, 2021, and 2020, respectively. As part of our strategic plan, we are focusing on marketing our standard cloud-based services and BPO services where we typically can charge higher prices for our new products and in order to reduce our dependence on larger customers. For the years ended December 31, 2022, 2021, and 2020 , we had 5,536, 4,890, and 5,414 paid user accounts for our standard cloud based services and BPO services. Average revenue per user account is our total revenue, divided by average monthly paid user accounts. The average revenue per user account were $741, $868, and $581 for the years ended December 31, 2022, 2021, and 2020, respectively. In order to stay competitive during the COVID-19 pandemic and maintain continuing partnerships with our existing customers, we offered lower prices to our existing standard cloud-based services customers who renewed service contracts during the year ended December 31, 2020 and who committed to higher volume usage. Therefore we have higher user accounts for 2020 but lower revenue per user account. Our pricing went back to higher levels in 2021 resulting in higher average revenue per user account for the year ended December 31, 2021. Even though our pricing still maintained at relatively high levels in 2022, the interruption of our business by the COVID-19 pandemic led to a lower average revenue per user account for the year ended December 31, 2022.

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

The PRC economy

Although the PRC economy has grown in recent years, the pace of growth has slowed in recent years, and rate of growth may not continue in the future. According to the PRC National Bureau of Statistics, the annual rate of growth in the PRC declined from 7.7% in 2013 to 2.3% in 2020. Although the rate of growth increased to 8.1% in 2021 due to temporary recovery from COVID-19, it declined to 3.0% in 2022. A further slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the purchase power of the consumers of our products and lead to the decrease of demand for our products and services and may have a material and adverse effect on our business.

In December 2019, COVID-19 surfaced in Wuhan, China and spread rapidly over the globe, including China and the United States. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of our revenue is concentrated in China. Consequently, the COVID-19 pandemic has materially and adversely affected our business operations, financial condition and operating results for 2022. Although China has significantly eased its COVID-19 control measures since December 2022, uncertainties still exist with respect to the effect of the COVID-19 pandemic on our business and results of operations. For a detailed description of the risks associated with COVID-19, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.”

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

Revenue from standard cloud-based services

We also provide standard cloud-based solutions that provide customers the right to access our software through the internet. Our cloud-based solutions represent a series of services such as calling, voice recording and technical support. These services are made available to the customer continuously throughout the contractual period, however, the extent to which the customer uses the services may vary at the customers’ discretion. The standard cloud-based services are considered to have one single performance obligation. We use monthly utilization records based on the number of user accounts subscribed for by customers, an output measure, to recognize revenue over time as there is simultaneous consumption and delivery of services. We also have some contracts with customers where the customer subscribes for a fix number of user accounts over certain contract periods, and therefore the customers receive and consume the benefits of the cloud services throughout the subscription period so revenue is recognized ratably over the contractual subscription period in which the services are delivered, beginning on the date the service is made available to the customers. Contract performance periods generally are one year, and pursuant to the contracts, full payments are generally collected in advance, with payment to be made within three months after execution of the contract. Contracts generally do not contain significant financing components or variable consideration.

Revenue from BPO services

Revenue from BPO services is generated from assisting customers to operate the call centers services. Customers using these services are not permitted to take possession of our software and physical resources and the contract is for a defined period, where customers pay a monthly service fee. These services are considered as one performance obligation as the customers do not obtain benefit for each separate services. Revenues are recognized over time over contractual period using the time elapsed output method as BPO services are provided. Contract performance periods generally are one year, and pursuant to the contracts, full payments for several months of services are generally collected in advance. Contracts generally do not contain significant financing components or variable consideration.

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

Certain business integration solution services contracts also require us to provide post-contract services, or PCS, which include maintenance and technical support. The provision of maintenance and technical support is considered one single performance obligation because maintenance and technical support are not distinct within the context of the contract. We are obligated to provide a single, continuous, integrated service throughout the contract term. As such, we allocate the contract price between revenue from business integration solution services and provision of PCS, using the expected cost plus margin approach. The expected cost plus margin approach requires us to forecast the expected costs of satisfying the performance obligation and then add a reasonable margin for that good or service. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period PCS are expected to be provided. For the years ended December 31, 2022, 2021, and 2020, approximately $0.1 million, $0.1 million, and $0.3 million were allocated to PCS, respectively.

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

Revenue categories are summarized as follows:

	For the Years Ended December 31,				2022 Change	For the Years Ended December 31,				2021 Change
	2022	%	2021	%	%	2021	%	2020	%	%

Standard cloud-based services	$2,100,610	38.1%	$1,982,328	20.6%	6.0%	$1,982,328	20.6%	$1,400,857	9.7%	41.5%
Customized cloud-based services	—	—	—	—%	—%	—	—%	5,005,080	34.4%	(100)%
BPO services	2,001,452	36.4%	2,261,998	23.5%	(11.5)%	2,261,998	23.5%	1,747,310	12.0%	29.5%
Business integration solution services	1,326,009	24.1%	4,076,446	42.3%	(67.5)%	4,076,446	42.3%	5,392,767	37.1%	(24.4)%
Other revenues	77,663	1.4%	1,320,308	13.6%	(94.1)%	1,320,308	13.6%	986,927	6.8%	33.84%
Total operating revenues	5,505,734	100%	$9,641,080	100%	(42.9)%	$9,641,080	100%	$14,532,941	100%	(33.7)%

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

Cost of revenues from revenue categories are summarized as follows:

	For the Years Ended December 31,		2022 Change	For the Years Ended December 31,		2021 Change
	2022	2021	%	2021	2020	%

Standard and customized cloud-based services	$1,111,274	$844,146	31.6%	$844,146	$1,916,920	(56.0)%
BPO services	1,806,549	2,164,245	(16.5)%	2,164,245	1,476,919	46.5%
Business integration solution services	559,049	3,118,545	(82.1)%	3,118,545	511,092	510.2%
Other revenues	50,530	1,246,716	(95.9)%	1,246,716	813,162	53.3%
Total cost of revenues	$3,527,402	$7,373,652	(52.2)%	$7,373,652	$4,718,093	56.3%

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

Results of Operations

Comparison of Years Ended December 31, 2022 and 2021 and Comparison of Years Ended December 31, 2021 and 2020

	For the Years Ended December 31,		2022 Change	For the Years Ended December 31,		2021 Change
	2022	2021	%	2021	2020	%

Revenues	$5,505,734	$9,641,080	(42.9)%	$9,641,080	$14,532,941	(33.7)%
Cost of revenues	3,527,402	7,373,652	(52.2)%	7,373,652	4,718,093	56.3%
Gross profit	1,978,332	2,267,428	(12.7)%	2,267,428	9,814,848	(76.9)%
Selling expenses	3,368,714	3,828,835	(12.0)%	3,828,835	1,837,768	108.3%
General and administrative expenses	7,040,141	5,950,329	18.3%	5,950,329	1,712,034	247.6%
Research and development expenses	3,323,361	3,269,680	1.6%	3,269,680	1,897,349	72.3%
Long-lived assets impairment	2,631,019	3,692,047	(28.7)%	3,692,047	—	100
(Loss) Income from operations	(14,384,903)	(14,473,463)	(0.6)%	(14,473,463)	4,367,697	(431.4)%
Other income (expense), net	(1,878,831)	371,608	(605.6)%	371,608	(21,466)	1,831.2%
(Benefit)/Provision for income taxes	(77,649)	124,058	(162.6)%	124,058	286,071	(56.6)%
Net (Loss) income	$(16,186,085)	$(14,225,913)	13.8%	$(14,225,913)	$4,060,160	(450.4)%

Comparison of Years Ended December 31, 2022 and December 31, 2021

Total revenues decreased by approximately $4.1 million, or 42.9%, to approximately $5.5 million for the year ended December 31, 2022 from approximately $9.6 million for the year ended December 31, 2021. The decrease was due to the impact of China’s COVID-19 control measures, such as quarantine requirements, travel restrictions, and the temporary closure of business facilities.

Standard cloud-based services revenue increased by approximately $0.1 million, or 6.0%, to approximately $2.1 million for the year ended December 31, 2022 compared to approximately $2.0 million for the same period in 2021, which was in line with the growth of the online service market. Standard cloud-based services revenue represented approximately 38.1% and 20.6% of our total revenues for the years ended December 31, 2022 and 2021, respectively.

BPO service fees decreased by approximately $0.3 million, or 11.5%, to approximately $2.0 million for the year ended December 31, 2022 compared to approximately $2.3 million for the same period in 2021 mainly due to the temporary closure of our BPO center in Guiyang as part of the COVID-19 control measures, representing approximately 36.4% and 23.5% of our total revenues for the years ended December 31, 2022 and 2021, respectively. The average monthly paid user accounts for BPO services decreased to 165 for the year ended December 31, 2022 from 178 for the year ended December 31, 2021 due to the adjustment of our customers selection strategies.

Revenue from business integration solution services amounted to approximately $1.3 million and $4.1 million for the years ended December 31, 2022 and 2021, representing approximately 24.1% and 42.3% of our total revenue for the years ended December 31, 2022 and 2021, respectively. Such revenue decreased because (i) business integration solution services usually required on-site operations, but in 2022 on-site operations were significantly restricted by travel restrictions to control the COVID-19 pandemic; and (ii) we strategically scaled down such business as its collection cycle is relatively long. We are responsible for providing hardware procurement, software design and implementation, installation and maintenance service in order to fulfill the contract. We expect to develop and expand our customer base from business integration solution services, and develop our existing customer to become subscribers to our SaaS services with software upgrades and continued services once they are more familiar with our products.

Some of the business integration solution services contract also require us to provide PCS, which include maintenance and technical support. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period PCS are expected to be provided. For the years ended December 31, 2022 and 2021, approximately $45,366 and $138,188, were allocated to PCS, respectively.

Other revenues amounted to approximately $0.1 million and $1.3 million for the years ended December 31, 2022 and 2021, respectively, representing approximately 1.4% and 13.6% of our total revenues for the years ended December 31, 2022 and 2021, respectively. The significant decrease in other revenues was in line with the decreased market demand for technical consulting services. Other revenues may derive from data analysis and other technical consulting services, which we will continue to provide to our customers on as needed basis.

Cost of Revenues

Total cost of revenues decreased by approximately $3.8 million, or 52.2%, to approximately $3.5 million for the year ended December 31, 2022 from approximately $7.4 million for the year ended December 31, 2021.

Cost of revenues incurred by standard cloud-based services increased by approximately $0.3 million, or 31.6%, for the year ended December 31, 2022 compared to the same period in 2021. The increase was due to the growth of our standard cloud-based service business and costs related to relevant updated software.

Cost of revenue for BPO services decreased by approximately $0.4 million, or 16.5%, for the year ended December 31, 2022 compared to the same period in 2021. The decrease was in line with the decrease in BPO services revenue, and was also attributable to lower prices charged by our vendors. As of December 31, 2022, we had a total of 173 customer service representatives to serve our clients. The number of customer services representatives are adjusted periodically based on our business needs.

Cost of business integration solution services decreased by approximately $2.6 million, or 82.1%, for the year ended December 31, 2022 compared to the same period in 2021. The increase was in line with the decrease in our revenue from business integration solution services.

Cost of other revenues decreased by approximately $1.2 million, or 94.1%, for the year ended December 31, 2022 compared to the same period in 2021. The decrease was in line with the decrease in revenue.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	Change	Percentage Change

Standard cloud-based services
Gross profit	$989,336	$1,138,181	$(148,846)	(13.1)%
Gross margin	47.1%	57.4%	(10.3)%

BPO services
Gross profit	$194,903	$97,753	$97,150	99.4%
Gross margin	9.7%	4.3%	5.4%

Business integration solution services
Gross profit	$766,960	957,903	(190,941)	(19.9)%
Gross margin	57.8%	23.5%	34.3%

Other services
Gross profit	$27,133	$73,591	$(46,459)	(63.1)%
Gross margin	34.9%	5.6%	29.4%

Total
Gross profit	$1,978,332	$2,267,428	$(289,096)	(12.7)%
Gross margin	35.9%	23.5%	12.4%

Our gross profit decreased by approximately $0.3 million, or 12.7%, to approximately $2.0 million for the year ended December 31, 2022 from approximately $2.3 million for the year ended December 31, 2021. For the years ended December 31, 2022 and 2021, our overall gross margin was approximately 35.9% and 23.5% respectively. The increase of the gross margin for our cloud services was primarily caused by the improvement of our SaaS platform to improve the quality and efficiency of our services. Our gross margin for BPO services and business integration solutions services increased because we changed our strategy to focus more on higher margin customers.

Operating Expenses

During the year ended December 31, 2022, we incurred a total of approximately $16.4 million operating expenses, a decrease of approximately $0.4 million, or 2.3%, as compared to a total of approximately $16.7 million during the year ended December 31, 2021.

Selling expenses decreased by approximately $0.5 million, or 12.0%, to approximately $3.4 million for the year ended December 31, 2022 from approximately $3.8 million for the year ended December 31, 2021. The decrease of approximately $0.5 million was mainly because of lower travel expenses related to promotion and selling under the impact of travel restrictions as part of China’s COVID-19 control measures.

General and administrative expenses increased by approximately $1.1 million, or 18.3%, to approximately $7.0 million for the year ended December 31, 2022 from approximately $6.0 million for the year ended December 31, 2021. The increase was mainly attributable to bad debt increase.

Research and development expenses remained relatively flat at approximately $3.3 million for the years ended 2022 and 2021. During the initial planning and resource allocation stage of product development, we expensed all costs incurred for research and development activities and while we entered the product development stage, all related costs were capitalized. We had several new products in development as of December 31, 2022 which primarily related to our artificial intelligent training and marketing. We initiated the planning and resource allocations and determined performance requirements and initial design stages of the products and all related costs were expensed in accordance with ASC 350-40.

We also followed ASC 985-20 and expensed all cost incurred in conjunction with software development to research and development expense until technological feasibility is established using either the detail design approach or working model approach. For each of the years ended December 31, 2022 and 2021, we incurred nil in development costs that were expensed before technological feasibility achieved.

Impairment of long lived assets decreased by approximately $1.1 million, or 28.7%, to approximately $2.6 million for the year ended December 31, 2022 from approximately $3.7 million for the year ended December 31, 2021, because in 2022, we did not record any impairment through the delay of our construction progress and land use rights from Infobird Guiyang. Due to reduced profit projections as a result of the resurgence of COVID-19 in China in the year 2022 that caused lock-downs in various places in China, we recorded additional impairment on our intangible assets of $1.2 million for the year ended December 31, 2022 as the carrying value of our long-lived assets exceed the future cashflows expected to be generated from the assets, and impairment on our goodwill of Shanghai Qishuo of $1.4 million for the same year.

 Other income (expense), net

Total other income (expenses), net were approximately $(0.4) million and $0.3 million for the years ended December 31, 2022 and 2021, respectively.

Interest expense increased to approximately $1.4 million for the year ended December 31, 2022 from approximately $0.3 million for the year ended December 31, 2021 mainly due to the imputed interest expense incurred for discounted issue of convertible bonds. Our loan balance was approximately $3.6 million as of December 31, 2022 compared to $4.5 million as of December 31, 2021. Our new loans bears higher interest rates than our old loans, and our weighted average interest rate for 2022 loans was 4.6% compared to 4.7% in 2021.

Other income mainly included cash received from government grant and VAT credits and government subsidies as we applied for, and received, more government subsidies for new technology for our effort to promote local technology and economic growth. Other income decreased to approximately $0.1 million for the year ended December 31, 2022 from approximately $0.7 million for the year ended December 31, 2021. The decrease was mainly attributable to the special government grant of approximately $0.5 million for the successful listing of our shares in 2021.

Provision for income taxes

We recorded income tax credit of $0.1 million for the year ended December 31, 2022 compared to income tax expense of approximately $0.1 million for the year ended December 31, 2021. The approximate $0.2 million decrease was primarily due to decrease in taxable income.

Our net loss increased by approximately $2.0 million, or 13.8%, to approximately $16.2 million for the year ended December 31, 2022, from approximately $14.2 million net loss for the year ended December 31, 2021. Such change was the result of the combination of the changes as discussed above.

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

According to one of our business integration services contracts in 2021, we rely on a third party service provider to provide services including provision of hardware, installation, set up and warranty services after completion of project. The products were directly shipped to the customer from the third party service provider and the third party service provider also provides installation and warranty services. Since we do not control the services, we accounted the revenue on the net basis. Gross revenue amounted to $2,676,759 and we recognized $187,373 as net revenue, net of costs of $2,492,386.

Some of the business integration solution services contract also require us to provide PCS, which include maintenance and technical support. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period PCS are expected to be provided. For the years ended December 31, 2021 and 2020, approximately $138,188, and $51,000 were allocated to PCS, respectively.

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

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020	Change	Percentage Change

Standard and customized cloud-based services
Gross profit	$1,138,181	$4,489,017	$(3,350,836)	(74.6)%
Gross margin	57.4%	70.1%	(12.7)%

BPO services
Gross profit	$97,753	$270,391	$(172,638)	(63.8)%
Gross margin	4.3%	15.5%	(11.2)%

Business integration solution services
Gross profit	$957,903	4,881,675	(3,923,772)	(80.4)%
Gross margin	23.5%	90.5%	(67.0)%

Other services
Gross profit	$73,591	$173,765	$(100,174)	(57.6)%
Gross margin	5.6%	17.6%	(12.0)%

Total
Gross profit	$2,267,428	$9,814,848	$(7,457,420)	(76.9)%
Gross margin	23.5%	67.5%	(44.0)%

Our gross profit decreased by approximately $7.5 million, or 76.9%, to approximately $2.3 million for the year ended December 31, 2021 from approximately $9.8 million for the year ended December 31, 2020. For the years ended December 31, 2021 and 2020, our overall gross margin was approximately 23.5% and 67.5%, respectively. The decrease of the gross margin for our cloud services was primarily caused by the expiration of our service contracts with our major customer China Guangfa Bank which has a higher margin. Our gross margin for BPO services decreased, which was due to higher costs for outsourced services representatives. The decrease of gross margin of business integration solutions services was primarily caused by hardware costs which lowers the overall project margins. For one of our business integration services contracts in 2021 under which we rely on a third party service provider to provide services, including provision of hardware, installation, set up and warranty services after completion of project, we accounted the revenue on the net basis. Gross revenue amounted to $2,676,759 and we recognized $187,373 as net revenue net of costs of $2,492,386. If the contract was recognized on a gross basis, our gross margin for business integration services would be 14.6% representing an 8.9 percentage point decrease and our overall gross margin would be 18.7%, representing a 4.8 percentage point decrease.

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

General and administrative expenses increased by approximately $4.2 million, or 247.6%, to approximately $6.0 million for the year ended December 31, 2021 from approximately $1.5 million for the year ended December 31, 2020. The increase was mainly attributable to an approximate $0.8 million increase in amortization expense as we completed and placed more self-developed internal-used software into service. The increase was also due to additional bad debt allowance of approximately $2.3 million due to impact from COVID-19. The increase was also attributable to an approximate $0.5 million increase in professional fees, as we continued the process of becoming a publicly traded company and other office expenses of approximately $0.5 million.

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

We also recorded impairment of long lived assets of approximately $3.7 million for the year ended December 31, 2021. Our construction progress in Guiyang was further delayed due to the temporary postponement of certain activities by local government authorities to slow the spread of COVID-19. As a result, for the year ended December 31, 2021, we recorded an impairment of approximately $2.4 million through the delay of our construction progress and land use rights from our subsidiary, Infobird Guiyang. In addition, due to reduced profit projections as a result of the resurgence of COVID-19 in China in the first quarter of 2022 that caused lock-downs in various places in China, we recorded additional impairment on our intangible assets of $1.3 million for the year ended December 31, 2021 as the carrying value of our long-lived assets exceed the future cashflows expected to be generated from the assets.

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

Interest expense increased to approximately $0.3 million for the year ended December 31, 2021 from approximately $0.2 million for the year ended December 31, 2020 as due to we borrowed more bank loans in 2021. Our loan balance was approximately $4.5 million as of December 31, 2021 compared to $3.1 million as of December 31, 2020. In addition, our new loans bears higher interest rate than our old loans, our weighted average interest rate for 2021 loans was 4.7% compared to 4.9% in 2020.

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

B. Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. To date, we have financed our operations primarily through cash flows from operations, short-term borrowing from banks and related parties and proceeds from our initial public offering and subsequent offering.

As of December 31, 2022, we had cash of $1.0 million which primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. We also had $6.7 million in short term investment which are investment in wealth management products which can be redeemed upon three months’ notice. Our working capital was approximately $3.3 million at December 31, 2022, approximately $1.4 million of which was deferred revenue which we expect to realize and do not expect to make any significant refund based on historical experience. Therefore, the Company’s working capital excluding deferred revenue was $4.7 million. Our management believes that we will require a minimum of approximately $4.4 million over the next twelve months to operate at our current level, either from revenues or funding. Given our expected expenditures in the foreseeable future, together with our cash flow from the financing activities, we have comprehensively considered our available sources of funds as follows:

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

As of December 31, 2022, we had the following bank loans outstanding:

Bank Name	Maturities	Interest rate	Collateral/Guarantee/Co-borrower	December 31, 2022	December 31, 2021

Bank of Beijing	March and April 2021 (1), February and March 2022, and March 2023 (2)	4.5% - 5.0%	Guarantee by Beijing SMEs Credit Re-guarantee Co., Ltd	$2,899,728	$3,138,436
Shanghai Pudong Development Bank	February 2022 (3)	4.4%	N/A	—	470,765
BOC Fullerton Bank	February 2024 (4)	8.5%	Guarantee by Yimin Wu and Qing Tang	121,620	234,676
China Merchants Bank	March 2022 (5)	4.3%	Guarantee by Beijing SMEs Credit Re-guarantee Co., Ltd	434,959	784,609
Jiangsu Suning Bank	April 2023 (6)	18.0%	N/A	35,568	—
China Construction Bank	August 2023 (7)	4.1%	Co-borrower with Qi Gu	74,523	—
Total				3,566,398	4,628,486
			Noncurrent	(18,170)	(131,603)
			Current	$3,548,242	$4,496,883

(1) In March 2020, Infobird Beijing renewed the line of credit for a two-year period with Bank of Beijing. In March and April 2020, Infobird Beijing renewed the two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bear interest rates ranging from 4.8% to 5.0% with the maturity dates in March and April 2021 and were renewed as stated below.

(2) In February and March 2021, Infobird Beijing renewed the two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bear interest rate of 4.8% with the maturity dates in February and March 2022. The loans were repaid in March 2022. On March 3, 2022, the Company renewed the line of credit for two years and obtained a $3.1 million (RMB 20, 000,000) loan with one year term and interest rate of 4.5% due in March 2023. The loan was repaid in March 2023 and was not renewed.

(3) In February 2021, the Company entered into a loan agreement with Shanghai Pudong Development Bank in the amount of RMB 3,000,000 (approximately $0.5 million) due in February 2022. The loan was repaid in February 2022 and was not renewed.

(4) In February 2021, the Company obtained a line of credit from BOC Fullerton Bank in the amount of RMB 2,000,000 (approximately $0.3 million) which expires in February 2026. The Company entered into a loan agreement in the same amount which is due in February 2024 with monthly repayment amount of approximately $9,700. The Company borrowed $0.3 million and repaid approximately $0.2 million for the year ended December 31, 2022.

(5) In March 2021, the Company obtained a line of credit from China Merchants Bank in the amount of RMB 5,000,000 (approximately $0.8 million) to be due in March 2023. Under the line of credit, the Company is able to issue bankers acceptance notes, which can be endorsed and assigned to vendors as payments for purchases. The Company paid interest at stated rate under the line of credit and transferred the bankers acceptance notes to its subsidiaries Infobird Guiyang and Infobird Anhui where the subsidiaries exchanged the notes for cash. The Company repaid the line of credit in March 2022 and obtained a cash loan of approximately $0.4 million under the line of credit with 4.3% interest rate due in March 2023. The loan was repaid in March 2023 and was not renewed.

(6) In April 2022, the Company obtained a line of credit form Jiangsu Suning Bank in amount of RMB 680,000 (approximately $0.1 million). On the same month, the Company has withdrew the full amount of aforementioned line of credit with 18.0% interest rate due in April 2023.

(7) In August 2022, the Company obtained a line of credit from China Construction Bank in amount of RMB 514,000 (approximately $0.1 million). On the same month, the Company withdrew the full amount of aforementioned line of credit with 4.1% interest rate to be due in August 2023.

 The following summarizes the key components of our cash flows for the years ended December 31, 2022, 2021, and 2020:

	For the Years Ended December 31,
	2022	2021	2020
Net cash (used in) provided by operating activities	$(5,233,871)	$(7,539,235)	$1,530,698
Net cash used in investing activities	(5,270,805)	(10,363,252)	(3,242,564)
Net cash (used in) provided by financing activities	5,539,097	22,336,927	(233,382)
Effect of exchange rate change	(289,017)	176,449	118,354
Net change in cash	$(5,254,596)	$(4,610,889)	$(1,826,894)

Operating activities

Net cash used by operating activities was approximately $5.2 million for the year ended December 31, 2022 and was primarily attributable to the net loss of approximately $16.2 million and various non-cash items of approximately $9.4 million, such as depreciation and amortization expense, provision for allowance for doubtful accounts, impairment of long lived assets and imputed interest expense. The cash outflow was also attributable to the decrease of accounts receivable of approximately $2.0 million as we collected cash in 2022 for the projects finished in 2021.

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

Investing activities

Net cash used in investing activities was approximately $5.2 million for the year ended December 31, 2022 and was primarily attributable to the approximately $4.8 million cash deposited in escrow account.

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

Financing activities

Net cash provided by financing activities was approximately $5.5 million for the year ended December 31, 2022 and was primarily attributable to the proceeds from issuance of convertible notes and PIPEs in 2022, which were approximately $5.0 million and $0.7 million, respectively.

Net cash provided by financing activities was approximately $22.3 million for the year ended December 31, 2021 and was primarily attributable to the proceeds from our initial public offering, which amounted to $22.8 million, net of approximately $1.3 million in payments of offering costs. We also borrowed approximately $4.6 million in bank loans and made repayment of approximately $3.2 million.

Net cash used in financing activities was approximately $0.2 million for the year ended December 31, 2020 and was a result of approximately $0.2 million payment of offering cost.

Commitments and Contingencies

Capital expenditures

Our capital expenditures were incurred primarily in connection with payment of property and equipment and software. Our capital expenditures were approximately $0.5 million, $2.1 million, and $3.2 million for the years ended December 31, 2022, 2021, and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance, cash generated from operating activities, bank loans and net proceeds from our 2023 Offerings.

Lease commitments

We entered into various non-cancellable operating lease agreements for offices and employee dormitories for the year ended December 31, 2022. Our commitment for leases under the remaining operating leases as of December 31, 2022 for the next five years is as follows:

As of December 31, 2022	Lease liabilities	Short term lease	Total
2023	40,970	—	40,970
2024	8,699	—	8,699
Thereafter	—	—	—
Total undiscounted lease payments	49,669	—	49,669
Less imputed interest	1,206	—	1,206
Total lease liabilities	48,463	—	48,463

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

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in note 2 to our consolidated financial statements included elsewhere in this annual report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

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

As of December 31, 2022, we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is higher than its carrying amount.

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

Certain business integration solution services contracts also require us to provide PCS, which include maintenance and technical support. The provision of maintenance and technical support is considered one single performance obligation because maintenance and technical support are not distinct within the context of the contract. We are obligated to provide a single, continuous, integrated service throughout the contract term. As such, we allocate the contract price between revenue from business integration solution services and provision of PCS, using the expected cost plus margin approach. The expected cost plus margin approach requires us to forecast the expected costs of satisfying the performance obligation and then add a reasonable margin for that good or service. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period PCS are expected to be provided. For the years ended December 31, 2022, 2021, and 2020, nil, approximately $0.1 million, and approximately $0.3 million were allocated to PCS, respectively.

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

We invoice our customers for our services on a monthly basis. Deferred revenue consists primarily of customer billings made in advance of performance obligations being satisfied and revenue being recognized. Our disaggregated revenue streams are summarized and disclosed in note 19 of our notes to the consolidated financial statements.

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

If, after the development of internal-use software is completed, we decide to market the software, proceeds received from the license of the computer software, net of direct incremental costs of marketing, such as commissions, software reproduction costs, warranty and service obligations, and installation costs, shall be applied against the carrying amount of that software. For the years ended December 31, 2022, 2021, and 2020, we applied nil against carrying amount of capitalized software that was subsequently sold to customers as the software were fully amortized.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2022, approximately $4.7 million impairment of long-lived assets was recognized, including approximately $1.9 million of construction-in-progress and approximately $0.3 million of land use rights due to continuing delay of construction as affected by the COVID-19 pandemic. The Company recorded additional impairment on our intangible assets of $1.3 million for the year ended December 31, 2021 and $1.2 million for the year ended December 31, 2022 as the carrying value of our long-lived assets exceed future cashflows expected to be generated from the assets.

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

We also follow the provisions of FASB ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established using either the detail design approach or working model approach. Thereafter, until the product is released for sale, software development costs should be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. For the years ended December 31, 2022, 2021, and 2020, no software costs were capitalized due to the short timing between technological feasibility and release of software.

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

Leases

We adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2022, and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. We also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Upon adoption, we recognized approximately $0.2 million right of use, or ROU, assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 4.85% based on the duration of lease terms.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2022 are subject to examination by any applicable tax authorities.

Recent Accounting Pronouncements

See note 2 of our notes to the consolidated financial statements for a discussion of recently issued accounting standards.

C. Research and development, patents and licenses, etc.

Research and Development

We invest significant resources in research and development—not only to support our existing business and enhance our service and product offerings—but also to incubate new technological breakthroughs and business initiatives. As of December 31, 2022, our research and development team consisted of 13 personnel, including software engineers and internet technology specialists, which accounted for approximately 11.5% of our total employees. We have invested significant resources to maintain our technological advantages and intend to continue to extensively invest in our research and development capabilities. For the years ended December 31, 2022, 2021, and 2020, our research and development expenses amounted to approximately $3.3 million, $3.3 million, and $1.9 million, respectively. In 2022, in order to address the negative impact of the COVID-19 pandemic on our business performance and financial position, we reduced the size of our research and development staff, and adjusted our research and development strategies to focus on projects which were expected to be able to generate cash inflow in the short term.

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

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December 31, 2022, we had rights to 21 patents, 105 software copyrights, 1 artwork copyright, 48 registered trademarks and 19 domain names in the PRC and 3 registered trademarks outside of the PRC.

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

E. Critical Accounting Estimates

See “Critical Accounting Policies and Estimates” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102.

Name	Age	Position
Cheuk Yee Li	37	Chief Executive Officer, Chairman of the Board of Directors and Director
Yimin Wu	56	Director and President
Yiting Song (2)(3)	36	Director and Chief Financial Officer
Qian Qu (1)	36	Independent Director
Shaoyang E (1)(2)(3)	38	Independent Director

(1) Member of audit committee.

(2) Member of compensation committee.

(3) Member of nomination and governance committee.

Cheuk Yee Li has served as a member of our board of directors since October 2022, our chief executive officer since November 2022, and the chairman of our board of directors since March 2023. Ms. Li has served as senior unit manager of Prudential Hong Kong Limited, an insurance company, since September 2012. From November 2011 to September 2012, Ms. Li served as sales executive of Hellmann Worldwide Logistics, a logistics services company. From April 2008 to November 2011, Ms. Li served as customer services executive of Panalpina China Limited, a transportation services company. Ms. Li received a Bachelor’s Degree in Social Sciences from Open Universities of Hong Kong.

Yimin Wu has served as a member of our board of directors since March 2020, the chairman of our board of directors from June 2020 to March 2023, and our chief executive officer from May 2020 to November 2022. Mr. Wu founded Infobird Beijing, the VIE, in October 2001 and has served as the chairman of the board of directors and chief executive officer of Infobird Beijing since such time. Mr. Wu is also a shareholder of Infobird Beijing. From August 1990 to March 1993, Mr. Wu served as software engineer of the Software Center of Tsinghua University and was sent to the United States to co-develop HP_UX operating system at HP, Inc., an American multinational information technology company. From April 1993 to May 2000, Mr. Wu served as general manager of Beijing Jing Zhou Computers, Co., Ltd., a company responsible for marketing and developing interactive voice response systems. From July 2000 to October 2001, Mr. Wu served as general manager of Beijing Jing Zhou Rong Hua Internet Technology, Co., Ltd., a company responsible for developing middleware for call centers. Mr. Wu received a Bachelor’s Degree and a Master’s Degree in Computer Sciences from Tsinghua University.

Yiting Song has served as a member of our board of directors since October 2022, and our chief financial officer since November 2022. Ms. Song has served as vice president of the investment management department of Gujia (Beijing) Technology Co., Ltd., a technology company that focuses on investment banking and asset management, since July 2019. From November 2018 to March 2019, Ms. Song served as financial manager of Beijing Zhenyanlishe Trading Ltd, an internet e-commerce company. From April 2016 to October 2018, Ms. Song served as financial director of Beijing Weige investment Ltd, a company that provides investment management and consulting services. Ms. Song received a Bachelor’s Degree in Accounting from Tianjin University of Finance & Economics.

Qian Qu has served as a member of our board of directors since October 2022. Ms. Qu has served as financial director of Beijing Yunyingbao Technology Ltd, an internet e-commerce company, since March 2020. From April 2016 to March 2020, Ms. Qu served as financial director of Jiangsu Seif Green Food Development Ltd, a trading company. From May 2015 to April 2016, Ms. Qu served as senior audit manager of KCCW Accountancy Corp, a public accounting and consulting firm. Ms. Qu received a Bachelor’s Degree in Accounting from Tsinghua University.

Shaoyang E has served as a member of our board of directors since March 2023. Mr. E is the general manager of Shanghai Junmeng Network Technology Co., Ltd. (“Junmeng”). Prior to joining Junmeng, he was the founder and chief executive officer of Beijing DaoYi Network Technology Co., Ltd. from April 2017 to January 2022. Prior to that, he was the vice president at Baidu Game from February 2015 to January 2017. Mr. E received his bachelor degree in Computational Science and Technology from North East University and his EMBA from the Guanghua School of Management of Peking University.

Family Relationships

There are no family relationships between our directors or executive officers.

Board Diversity Disclosure

The following information was provided by our directors on a voluntary basis.

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices				Beijing, China
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				5
	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	3	2	0	0
Part II: Demographic Background
Underrepresented			0
Individual in Home Country
LGBTQ+			0
Did Not Disclose			0
Demographic Background

B. Compensation

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals initially agreed to serve as our executive officers until November 27, 2023. Such terms have been automatically extended for twelve-month periods, and will continue to be so automatically extended, unless the agreements are terminated in accordance with their terms. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 60 days’ advance written notice. Each executive officer may resign at any time upon 60 days’ advance written notice.

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

Compensation of Director and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of approximately RMB2.0 million (i.e. $0.3 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the calendar year ended December 31, 2022.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended December 31, 2022.

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

Composition of Our Board of Directors

Our board of directors currently consists of five directors. Our board of directors has determined that each of Qian Qu and Shaoyang E is an “independent director” as defined under the Nasdaq rules. A director is not required to hold any of our shares to qualify to serve as a director.

Terms of Directors and Executive Officers

Each of our directors holds office until the earliest to occur of (i) the expiration of his or her term as provided in his or her written agreement with the Company, if any, and the election or appointment of his or her successor, (ii) his or her resignation, or (iii) his or her removal in accordance with our amended and restated articles of association notwithstanding any agreement between him or her and the Company. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. The audit committee is comprised of Qian Qu and Shaoyang E. The compensation committee is comprised of Yiting Song and Shaoyang E. The nomination and governance committee is comprised of Shaoyang E and Yiting Song.

Audit Committee

Qian Qu and Shaoyang E serve as members of the audit committee. Qian Qu serves as the chair of the audit committee. The audit committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Qian Qu possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

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

Compensation Committee

Yiting Song and Shaoyang E serve as members of the compensation committee. Yiting Song serves as the chair of the compensation committee. Shaoyang E satisfies the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The compensation committee will assist our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer shall not be present during voting or deliberations regarding his or her compensation. The compensation committee will be responsible for, among other things:

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

Nomination and Governance Committee

Shaoyang E and Yiting Song serve as members of the nomination and governance committee. Shaoyang E serves as the chair of the nomination and governance committee. Shaoyang E satisfies the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The nomination and governance committee will assist our board of directors in selecting individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The nomination and governance committee will be responsible for, among other things:

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

 D. Employees

As of December 31, 2022, we had 214 employees, one of whom was part-time employee and 213 of whom were full-time employees, all located in China.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 for:

●	each person known to us to beneficially own 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 22,939,315 ordinary shares outstanding as of March 31, 2023.

On December 23, 2022, we issued the 2022 CB in the aggregate principal amount of US$6.25 million. On the same date of the 2022 CB issuance, the 2022 CB Holder elected to convert the 2022 CB at the conversion price of US$0.5, representing the floor price of the conversion price, resulting in the issuance of 12.5 million ordinary shares.

On February 28, 2023, we sold 3,846,000 Units at a per Unit price of $1.30. Each Unit comprises: (1) one ordinary share, par value US$0.005 per share, and (2) 0.65 of an Ordinary Share Warrant. In a concurrent private placement, we sold Private Warrants to purchase 2,884,500 ordinary shares.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Infobird Co., Ltd, Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China 100102.

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
CRservices Limited(1) Directors and Executive Officers:	1,451,818	6.329%
Cheuk Yee Li	—	—
Yiting Song	—	—
Yimin Wu(2)	1,451,818	6.329%
Shaoyang E	—	—
Qian Qu	—	—
All directors and executive officers as a group (5 persons)	1,451,818	6.329%

(1)	The registered address of CRservices Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Yimin Wu, the chairman of our board of directors, is the sole director and shareholder of CRservices Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CRservices Limited.

(2)	Represents 1,451,818 ordinary shares held directly by CRservices Limited. Yimin Wu, the chairman of our board of directors, is the sole director and shareholder of CRservices Limited. See footnote (1) above.

F. Disclosure of Action to Recover Erroneously Awarded Compensation

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

During the last three years, we have engaged in the following transactions with our directors, executive officers or persons known to us to beneficially own more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Qing Tang, the spouse of Yimin Wu, the chairman of our board of directors, has provided real estate property as collateral of approximately $3.2 million (RMB 22,000,000) with Beijing SMEs Credit Re-guarantee Co., Ltd. to secure a guarantee with Bank of Beijing for the line of credit in the amount of approximately $2.9 million (RMB 20,000,000).

Yimin Wu also provided a personal guarantee for our loan from China Merchants Bank during the contract period.

Yimin Wu and Qing Tang also provided personal guarantees for our loan from BOC Fullerton Bank during the contract period.

Qi Gu was co-borrower for the Company’s loan from China Construction Bank during the contract period.

As of December 31, 2022, our amounts due from related parties are set out below.

Name of Related Party	Relationship	December 31, 2022
Ji Meng	Director of Purchase Department	$10,439
Zuogang Luo	Vice President	19,544
Total		$29,983

As of December 31, 2022, our amounts due to related parties are set out below. Such amounts due to related parties were temporarily borrowed for working capital use and were short term in nature, non-interest bearing, and payable upon demand.

Name of Related Party	Relationship	December 31, 2022
Yimin Wu	Director and President	$36,664
Zhiguo Li	Director of Beijing Infobird	6,223
Weimin Wu	Brother of Yimin Wu	4,619
Shengmin Wu	Director of Guiyang Infobird	3,135
Qi Gu	Shareholder of Shanghai Qishuo	3,030
Total		$53,671

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

B. Significant Changes

Other than as described elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Memorandum and Articles of Association;

●	The Companies Act (2022 Revision) (as amended) of the Caymans Islands, which is referred to as the Companies Act below; and

●	Common law of the Cayman Islands.

Our authorized share capital is US$25,000,000 divided into 5,000,000,000 ordinary shares of US$0.005 par value each.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ordinary shares and hold such ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address the Medicare tax on net investment income, U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

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

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Although the law in this regard is not entirely clear, we treat our consolidated variable interest entity as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with that entity.

The determination of whether we are a PFIC is made annually after the close of each taxable year. This determination is based on the facts and circumstances at that time, some of which may be beyond our control, such as the amount and composition of our income and the valuation and composition of our assets, including goodwill and other intangible assets, as implied by the market price of our ordinary shares. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, the recent decline in the market price of our ordinary shares has resulted in a significant risk that we were a PFIC for our prior taxable year (or, alternatively, that we may become a PFIC for the current or subsequent taxable years). The market price of our ordinary shares may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, or if it were determined that we do not own the stock of the consolidated variable interest entity for U.S. federal income tax purposes, our risk of being a PFIC may substantially increase.

If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares, and such U.S. Holder does not make a mark-to-market election as described below, such U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, (i) any distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our ordinary shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares, whether or not we continue to be a PFIC). Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. Additionally, if we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares, dividends paid by us will not be eligible for the special reduced rate of taxes described below under “—Distributions.” Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares at death.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and one of our subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during a U.S. Holder’s holding period and the subsidiary meets the income test or asset test described above. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if a valid “mark-to-market” election is made by the U.S. Holder for our ordinary shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss to the extent of any net mark-to-market gains previously included in income and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

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

Our ordinary shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. If the ordinary shares are delisted from the Nasdaq Capital Market, our ordinary shares will only be treated as “marketable stock” for purposes of the mark-to-market election insofar as they are traded on certain other U.S. stock exchanges or on a non-U.S. stock exchange so long as (i) the non-U.S. stock exchange is regulated or supervised by a governmental authority in the country in which the exchange is located; (ii) the non-U.S. stock exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open, fair and orderly, market and to protect investors; (iii) the laws of the country in which the non-U.S. stock exchange is located and the rules of the exchange ensure that these requirements are actually enforced; and (iv) the rules of the exchange ensure active trading during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC.

Such mark-to-market election will not apply to any of our subsidiaries. Therefore, a U.S. Holder would continue to be subject to the excess distribution rules with respect to any of our subsidiaries that are PFICs, any distributions received by us from a subsidiary that is a PFIC and any gain recognized by us upon a sale of equity interests in a subsidiary that is a PFIC, even if the U.S. Holder has made a mark-to-market election with respect to our ordinary shares. Accordingly, a U.S. Holder may not be able to mitigate the adverse tax consequences attributable to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares. The interaction of the mark-to-market rules and the rules governing lower-tier PFICs is complex and uncertain. U.S. Holders should consult their tax advisors regarding the mark-to-market election rules.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, U.S. Holders should assume that a QEF election will not be available.

U.S. Holders that own equity interests in a PFIC generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of a U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which a U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders and prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

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

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends received by an individual with respect to the ordinary shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the ordinary shares will be treated as qualified dividends if: (i) the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC (see discussion above under “— Passive Foreign Investment Company Consequences’’)..

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in non-U.S. currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation— People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on our ordinary shares would be eligible for the reduced rates of taxation described above. Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”), and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular circumstances.

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

Capital gain or loss realized by a U.S. Holder on the sale or other disposition of the ordinary shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that gain from the disposition of the ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the Treaty. Under the new foreign tax credit requirements recently adopted by the IRS, any PRC tax imposed on the sale or other disposition of the ordinary shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ordinary shares and any PRC tax imposed on such sale or disposition.

Foreign Financial Asset Reporting.

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in “specified foreign financial assets” based on objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

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

See note 14 of the notes to the consolidated financial statements included elsewhere in this annual report for a discussion of taxation.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Also, almost all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders.

On September 9, 2022, we effected a 1-for-5 share consolidation of our ordinary shares pursuant to our second amended and restated memorandum and articles of association. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the share consolidation.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File No. 333-268993), together with the prospectus supplement dated February 24, 2023 in relation to our offering of 3,846,000 Units with each Unit consisting of: (1) one ordinary share, par value US$0.005 per share, and (2) 0.65 of an Ordinary Share Warrant, to certain institutional investors pursuant to a securities purchase agreement dated February 23, 2023 (the “2023 Offering”). The net proceeds raised from the 2023 Offering were approximately US$4.52 million, after deducting commissions and expenses. Maxim Group LLC acted as the Placement Agent for the 2023 Offering.

The total expenses incurred for our account in connection with the 2023 Offering was approximately US$0.48 million, which included approximately US$0.35 million in commissions to Maxim Group LLC and approximately US$0.13 million of other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. For the period from February 28, 2023 to March 31, 2023, we used net proceeds from the 2023 Offering for working capital and general corporate purposes.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making its assessment, management used the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022 based on the material weaknesses described below. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of auditing our consolidated financial statements for year ended December 31, 2022, seven material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States.

The material weaknesses identified relate to (i) deficiencies in third party vendor management, (ii) deficiencies in backup management and recovery management, (iii) deficiencies in user accounts management, (iv) lack of segregation of duties and monitoring of privileged accounts, (v) deficiencies in monitoring access to systems and data, (vi) deficiencies in password management and (vii) deficiencies in vulnerability assessment and patch management.

We are currently in the process of remediating the material weaknesses described above and we intend to continue implementing the following measures, among others, to remediate the material weaknesses. We plan to:

1.	prepare a systematic policies and procedures manual for our IT processes in order to develop enhanced risk assessment procedures and controls related to changes in IT systems;

2.	regularly conduct internal evaluation for IT-related departments and all IT staff;

3.	regularly conduct network security training for IT employees to provide employees with security awareness;

4.	establish a qualification assessment procedure for third-party service providers;

5.	improve demand analysis and detailed design/specification of new IT projects. All new IT projects undergo user acceptance testing and implementation approval;

6.	ensure system and information security, strictly control the approval of system permissions and review them regularly, enforce password complexity policies, and regularly audit and analyze logs; and

7.	enforce and monitor IT standard procedures and safety management specifications.

As we were in the process of implementing such remedial measures as of December 31, 2022, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

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

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. We may take advantage of such exemption until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to our initial public offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Qian Qu, an independent director, under the standards set forth under the Nasdaq Capital Market corporate governance requirements and Rule 10A-3 under the Exchange Act, and the chair of our audit committee, is an audit committee financial expert.

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

	For the year ended December 31,
	2022	2021
Audit fees (1)	$120,000	$227,000
Audit-related fees	—	—
Tax fees	—	—
Total	$120,000	$227,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of Marcum Asia on February 13, 2023

On February 13, 2023, the Company dismissed Marcum Asia CPAs LLP (“Marcum Asia”), as our independent registered public accounting firm, effective immediately, and appointed WWC, P.C. (“WWC”) as our independent registered public accounting firm in connection with the audit of our consolidated financial statements as of December 31, 2022 and for the fiscal year ended December 31, 2022, effective as of February 13, 2023. The appointment of WWC was made after careful consideration and evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company.

From October 27, 2022 through February 13, 2023, (i) there was no audit report issued by Marcum Asia and Marcum Asia did not audit any financial statements and there were no disagreements between our Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Marcum Asia would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its reports, and (ii) there was no reportable event requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

We provided Marcum Asia with a copy of the disclosures under this Item 16F and requested from Marcum Asia a letter addressed to the SEC indicating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree. A copy of Marcum Asia’s letter is incorporated as Exhibit 16.1 by reference to the Form 6-K for February 2023 filed on February 23, 2023, stating Marcum Asia agrees with the statements made by us.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of WWC, neither we nor anyone on behalf of us has consulted with WWC regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that WWC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

Engagement of Marcum Asia on October 27, 2022 following Friedman’s combination with Marcum LLP

 The Company was notified by Friedman LLP (“Friedman”), the Company’s then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through October 27, 2022. On October 27, 2022, the Company’s audit committee approved the engagement of Marcum Asia to serve as the independent registered public accounting firm of the Company.

Friedman’s reports on the consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope of accounting principles. During the two fiscal years ended December 31, 2021 and 2020 and through October 27, 2022, there were no disagreements with Friedman on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to such matters in their reports. There were no reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F during the two fiscal years ended December 31, 2021 and 2020, or in the subsequent period through October 27, 2022, except that Friedman advised us of eight material weaknesses in our internal control over financial reporting related to (i) a lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States, or U.S. GAAP, and SEC reporting and compliance requirements. The other material weaknesses related to the absence of policies and procedures and related risk mitigations surrounding our IT policies and procedures, including (ii) deficiencies in third party vendor management, (iii) deficiencies in backup management and recovery management, (iv) deficiencies in user accounts management, (v) lack of segregation of duties and monitoring of privileged accounts, (vi) deficiencies in monitoring access to systems and data, (vii) deficiencies in password management, and (viii) deficiencies in vulnerability assessment and patch management.

The Company provided Friedman with a copy of the forgoing disclosure and requested Friedman to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Friedman agrees with the above statements. A copy of Friedman’s letter is incorporated as Exhibit 16.2 by reference to the Form 6-K for November 2022 filed on November 28, 2022, stating Friedman agrees with the statements made by us.

During the two fiscal years ended December 31, 2021 and 2020 and in the subsequent period through October 27, 2022, neither we nor anyone on behalf of us has consulted with Marcum Asia regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Marcum Asia concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. The Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We follow the following home country practices in lieu of the Nasdaq Listing Rules as follows:

●

We do not follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Under our memorandum and articles of association, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding ordinary shares.

●	We have elected to follow Cayman Islands practices in lieu of the requirements of (i) having at least three Independent Directors (as defined under Nasdaq Listing Rule 5605(a)(2)) as members of the audit committee under Nasdaq Listing Rule 5605, (ii) having at least two Independent Directors (as defined under Nasdaq Listing Rule 5605(a)(2)) as members of the compensation committee under Nasdaq Listing Rule 5605, (iii) having a majority independent board under Nasdaq Listing Rule 5605, (iv) setting up an independent nominations committee or having independent director oversight of director nominations under Nasdaq Listing Rule 5605, and (v) holding annual meeting of shareholders under Nasdaq Listing Rule 5620(a). For more information on our board composition and practices, see “Item 6. Directors, Senior Management And Employees—A. Directors and Senior Management” and “—C. Board Practices.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards. We may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Infobird Co., Ltd and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant currently in effect, adopted by way of a special resolution passed on December 15, 2022 (incorporated by reference to Exhibit 3.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on December 23, 2022)
2.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234)) filed with the Securities and Exchange Commission on March 15, 2021)
2.2	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
2.3	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-251234)), originally filed with the Securities and Exchange Commission on December 9, 2020, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 30, 2021)
4.1	Unofficial English Translation of Exclusive Business Cooperation Agreement by and between Infobird Digital Technology (Beijing) Co., Ltd and Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.2	Unofficial English Translations of Exclusive Option Agreements by and among Infobird Digital Technology (Beijing) Co., Ltd, Beijing Infobird Software Co., Ltd and the shareholders of Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.3	Unofficial English Translations of Equity Interest Pledge Agreements by and among Infobird Digital Technology (Beijing) Co., Ltd, Beijing Infobird Software Co., Ltd and the shareholders of Beijing Infobird Software Co., Ltd, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.4	Unofficial English Translations of Shareholders’ Powers of Attorney, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.5	Unofficial English Translations of Spousal Consent Letters, dated as of May 27, 2020 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.6	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
4.7	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.8	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.9	Form of Independent Director Agreement between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
4.10	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)

4.11*	Form of Securities Purchase Agreement by and between the Purchaser and the registrant, dated as of November 25, 2022
4.12	Form of Securities Purchase Agreement by and between the registrant and certain purchasers (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
4.13	Form of Ordinary Share Warrant (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
4.14	Form of Private Warrant (incorporated by reference to Exhibit 99.3 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
4.15	Placement Agency Agreement by and between Maxim Group LLC and the registrant (incorporated by reference to Exhibit 99.5 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of WWC, P.C., Independent Registered Public Accounting Firm
15.2*	Consent of Friedman LLP, Independent Registered Public Accounting Firm
16.1	Letter from Marcum Asia CPAs LLP to U.S. Securities and Exchange Commission, dated February 23, 2023 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the Securities and Exchange Commission on February 23, 2023)
16.2	Letter from Friedman LLP to U.S. Securities and Exchange Commission, dated November 28, 2022 (incorporated by reference to Exhibit 16.1 to the Form 6-K filed with the Securities and Exchange Commission on November 28, 2022)

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOBIRD CO., LTD

By:	/s/ Cheuk Yee Li
Cheuk Yee Li
Chief Executive Officer

Date: May 1, 2023

 INFOBIRD CO., LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders

       Infobird Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infobird Co., Ltd and its subsidiaries and variable interest entity (collectively the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive income(loss), changes in shareholders’ equity, and cash flows for year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since February 2023.

San Mateo, California

May 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Infobird Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Infobird Co., Ltd and Subsidiaries (collectively, the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Friedman LLP

We served as the Company’s auditor from 2019 through 2022.

New York, New York

May 16, 2022

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021

ASSETS
CURRENT ASSETS
Cash	$1,038,819	$6,293,415
Accounts receivable, net	402,309	6,337,730
Other receivables, net	99,405	133,266
Due from related parties	29,983	—
Escrow, current	4,896,932	—
Prepayments and other current assets	202,054	511,385
Short-term investment	6,704,029	7,091,939
Total current assets	13,373,531	20,367,735

OTHER ASSETS
Property and equipment, net	153,516	254,591
Right-of-use assets	52,813	292,743
Long-term deposits, net	18,993	175,085
Intangible assets, net	2,556,761	4,778,481
Escrow	—	600,000
Goodwill	478,657	2,009,769
Total other assets	5,260,740	8,110,669

Total assets	$16,634,271	$28,478,404

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$3,216,364	$4,530,740
Bank loans - current	3,548,242	4,496,883
Other payables and accrued liabilities	1,134,345	947,976
Due to related parties	53,671	—
Deferred revenue	1,460,249	1,405,374
Taxes payable	653,085	701,873
Lease liabilities - current	39,861	185,146
Total current liabilities	10,105,817	12,267,992

OTHER LIABILITIES
Deferred tax liabilities	—	81,992
Bank loans - noncurrent	18,170	131,603
Lease liabilities - noncurrent	8,602	95,947
Total other liabilities	26,772	309,542

Total liabilities	10,132,589	12,577,534

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY
Ordinary shares, $0.005 par value, 5,000,000,000 and 10,000,000 shares authorized, 19,093,315 and 5,093,315 issued and outstanding as of December 31, 2022 and December 31, 2021*, respectively	95,467	25,467
Additional paid-in capital	33,737,276	26,783,333
Statutory reserves	449,136	449,136
(Accumulated deficits) Retained earnings	(28,066,415)	(12,799,436)
Accumulated other comprehensive income	361,655	592,218
Total shareholders’ equity attributable to Infobird Co., Ltd	6,577,119	15,050,718

Noncontrolling interests	(75,437)	850,152
Total equity	6,501,682	15,900,870

Total liabilities and equity	$16,634,271	$28,478,404

* Retroactively restated to reflect the Company’s 1-for-5 share consolidation effective on September 9, 2022 (the “Share Consolidation”).

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(LOSS)

	For the Years Ended
	December 31,	December 31,	December 31,
	2022	2021	2020

REVENUES	$5,505,734	$9,641,080	$14,532,941
COST OF REVENUES( includes cost of revenues from related party of $350,987 for the year ended December 31, 2021)	3,527,402	7,373,652	4,718,093

GROSS PROFIT	1,978,332	2,267,428	9,814,848

OPERATING EXPENSES:
Selling	3,368,714	3,828,835	1,837,768
General and administrative	7,040,141	5,950,329	1,712,034
Research and development	3,323,361	3,269,680	1,897,349
Long-live assets impairment	2,631,019	3,692,047	—
Total operating expenses	16,363,235	16,740,891	5,447,151

(LOSS) INCOME FROM OPERATIONS	(14,384,903)	(14,473,463)	4,367,697

OTHER INCOME (EXPENSE)
Interest income	2,994	9,135	6,989
Interest expense	(1,450,707)	(317,402)	(208,506)
Other income, net	(431,118)	679,875	180,051
Total other income (expense), net	(1,878,831)	371,608	(21,466)

(LOSS) INCOME BEFORE INCOME TAXES	(16,263,734)	(14,101,855)	4,346,231

PROVISION FOR OF INCOME TAXES	(77,649)	124,058	286,071

NET (LOSS) INCOME	(16,186,085)	(14,225,913)	4,060,160

Less: Net (loss) income attributable to noncontrolling interest	(919,106)	(353,681)	61,886

NET (LOSS) INCOME ATTRIBUTABLE TO INFOBIRD CO.,LTD	$(15,266,979)	$(13,872,232)	$3,998,274

NET (LOSS) INCOME	(16,186,085)	(14,225,913)	4,060,160

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(237,046)	102,084	476,580

TOTAL COMPREHENSIVE (LOSS) INCOME	(16,423,131)	(14,123,829)	4,536,740

Less: Comprehensive (loss) income attributable to noncontrolling interests	(925,589)	(349,769)	73,745

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO INFOBIRD CO., LTD	$(15,497,542)	$(13,774,060)	$4,462,995

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	5,753,589	4,684,225	3,800,000

(LOSS) EARNINGS PER SHARE*
Basic and diluted	$(2.65)	$(2.96)	$1.05

* Retroactively restated to reflect the Share Consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Retained earnings		Accumulated
			Additional	(accumulated deficit)		other
	Ordinary shares		paid-in	Statutory		comprehensive	Noncontrolling
	Shares*	Par value	capital	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, January 1, 2020	3,800,000	$19,000	$5,852,089	$31,778	$(2,508,120)	$29,325	$170,483	$3,594,555
Net income attributable to Infobird Co., Ltd	—	—	—	—	3,998,274	—	—	3,998,274
Net income attributable to noncontrolling interests	—	—	—	—	—	—	61,886	61,886
Statutory reserve	—	—	—	405,771	(405,771)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	464,721	11,859	476,580
BALANCE, December 31, 2020	3,800,000	$19,000	$5,852,089	$437,549	$1,084,383	$494,046	$244,228	$8,131,295
Net income attributable to Infobird Co., Ltd	—	—	—	—	(13,872,232)	—	—	(13,872,232)
Net income attributable to noncontrolling interests	—	—	—	—	—	—	(353,681)	(353,681)
Issuance of ordinary shares and warrants in initial public offerings, net of issuance costs	1,275,000	6,375	20,790,869	—	—	—	—	20,797,244
Statutory reserve	—	—	—	11,587	(11,587)	—	—	—
Noncontroling interest from acquisition	—	—	—	—	—	—	955,693	955,693
Share-based compensations for consulting services	14,000	70	140,397	—	—	—	—	140,467
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation	4,315	22	(22)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	98,172	3,912	102,084
BALANCE, December 31, 2021	5,093,315	$25,467	$26,783,333	$449,136	$(12,799,436)	$592,218	$850,152	$15,900,870
Net loss attributable to Infobird Co., Ltd	—	—	—	—	(15,266,979)	—	—	(15,266,979)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(919,106)	(919,106)
CB convert to orinary shares, net of issuance costs	12,500,000	62,500	6,187,500	—	—	—	—	6,250,000
Statutory reserve	—	—	—	—	—	—	—	—
PIPE, net of issuance costs	1,500,000	7,500	756,310	—	—	—	—	763,810
Share-based compensations for consulting services	—	—	10,133	—	—	—	—	10,133
Foreign currency translation adjustment	—	—	—	—	—	(230,563)	(6,483)	(237,046)
BALANCE, December 31, 2022	19,093,315	$95,467	$33,737,276	$449,136	$(28,066,415)	$361,655	$(75,437)	$6,501,682

* Retroactively restated to reflect the Share Consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Years Ended
	December 31,
	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(16,186,085)	$(14,225,913)	$4,060,160
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	273,002	96,212	84,249
Amortization	1,153,017	959,589	397,744
Gain on short term investment	387,910	(165,713)	—
Provision for doubtful accounts	3,529,809	2,289,741	193,980
Deferred taxes expense	(77,649)	124,058	197,892
Amortization of ROU	233,104	84,969	—
Long-live assets impairment	2,631,019	3,692,047	—
Imputed interest expense	1,250,000	—	—
Stock-base compensations for consulting service	10,133	140,467	—
Provision for warranty reserve	—	14,354	—
Change in operating assets and liabilities
Accounts receivable	2,015,167	(4,353,510)	(1,666,678)
Other receivables	8,538	(181)	(47,206)
Due from related parties	(29,983)	—	—
Prepayments and other current assets	92,134	931,439	(1,276,881)
Long-term deposits	206,086	(64,470)	(20,154)
Accounts payable	(994,009)	3,916,913	(650,176)
Deferred revenue	165,811	(400,876)	193,707
Other payables and accrued liabilities	266,274	281,318	(74,769)
Due to related parties	53,671	—	—
Interest payable- related party	—	(580,667)	—
Operating lease liability	(216,531)	(96,478)	—
Taxes payable	4,711	(182,534)	138,830
Net cash provided by (used in) operating activities	(5,233,871)	(7,539,235)	1,530,698

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(4,187)	(109,529)	(105,391)
Purchase of software	(466,618)	(10,124)	(1,366,411)
Cash deposited in escrow account	(4,800,000)	—	—
Costs to obtain and develop software	—	(2,027,908)	(1,770,762)
Purchase of short-term investment	—	(15,000,000)	—
Proceeds for sale of short-term investment	—	8,073,774	—
Payment for Qishuo acquisition net of cash acquired	—	(1,289,465)	—
Net cash used in investing activities	(5,270,805)	(10,363,252)	(3,242,564)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of ordinary shares in initial public offering	—	22,846,983	—
Payments of offering costs	—	(1,382,040)	(233,382)
Proceeds from bank loans	3,595,482	4,650,576	2,896,792
Repayment for bank loans	(4,323,263)	(3,178,592)	(2,896,792)
Net proceeds from issuance of convertible bonds	5,000,000	—	—
Net proceeds from issuance of PIPEs	763,810	—	—
Refunds from escrow	503,068	—	—
Proceed from IPO placed in escrow	—	(600,000)	—
Net cash (used in) provided by financing activities	5,539,097	22,336,927	(233,382)

EFFECT OF EXCHANGE RATE CHANGES	(289,017)	176,449	118,354

NET CHANGE IN CASH	(5,254,596)	4,610,889	(1,826,894)

CASH, beginning of year	6,293,415	1,682,526	3,509,420

CASH, end of year	$1,038,819	$6,293,415	$1,682,526

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$124,811	$60,518
Cash paid for interest	$202,193	$285,003	$209,821

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deferred initial offering costs net against additional paid-in capital	$—	$667,698	$—
Purchase of equipment with prepayment	$—	$—	$17,705
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$54,133	$374,162	$—
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

On May 31, 2022, Infobird Anhui completed its 100% acquisition of Hefei Weiao Information Technology Co., Ltd (“Anhui Weiao”), a PRC limited liability company owned VATS License with the business scope of “Nationwide Domestic Call Center Services” to improve our cloud-based services.

The accompanying consolidated financial statements reflect the activities of Infobird Cayman and each of the following entities

Name	Background	Ownership
Infobird International Limited (“Infobird HK”)	● A Hong Kong company ● Incorporated on April 21, 2020 ● A holding company	100% owned by Infobird Cayman
Infobird Digital Technology (Beijing) Co., Ltd (“Infobird WFOE”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on May 20, 2020 ● Registered capital of $15,000,000 (RMB 106,392,000) ● A holding company	100% owned by Infobird HK
Beijing Infobird Software Co., Ltd (“Infobird Beijing”)	● A PRC limited liability company ● Incorporated on October 26, 2001 ● Registered capital of $2,417,947 (RMB 16,624,597) ● Software developing that provides software as a service (SaaS)	VIE of Infobird WFOE
Guiyang Infobird Cloud Computing Co., Ltd (“Infobird Guiyang”)	● A PRC limited liability company ● Incorporated on October 17, 2013 ● Registered capital of $1,777,645 (RMB 12,222,200) ● Software developing that provides software as a service (SaaS)	90.18% owned by Infobird Beijing
Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd) (“Infobird Anhui”)	● A PRC limited liability company ● Incorporated on June 20, 2012 ● Registered capital of $1,454,440 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	99.95% owned by Infobird Beijing
Shanghai Qishuo Technology Inc. (“Shanghai Qishuo”)	● A PRC limited liability company ● Incorporated on April 10, 2014 ● Registered capital of $156,922 (RMB 1,000,000) ● Software developing that provides software as a service (SaaS)	51% owned by Infobird Beijing
Hefei Weiao Information Technology Co., Ltd (“Anhui Weiao”)	● A PRC limited liability company ● Incorporated on May 25, 2018 ● Registered capital of $1,439,325 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	100% owned by Infobird Anhui

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

Historically, the Company finances its operations through internally generated cash, short-term loans and payable from related parties and equity financing. As of December 31, 2022, the Company had approximately $1.0 million in cash which primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. The Company also had $6.7 million in short term investment which are investment in wealth management products which can be redeemed upon three months’ notice. The Company’s working capital was approximately $3.3 million at December 31, 2022, approximately $1.4 million of which was deferred revenue which the Company expects to realize and the Company does not expect to make any significant refund based on historical experience. Therefore, the Company’s working capital excluding deferred revenue was approximately $4.7 million. The Company will require a minimum of approximately $4.4 million over the next twelve months to operate at its current level, either from revenues or funding.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $362,626 and $592,218 as of December 31, 2022 and 2021, respectively. The balance sheet amounts, with the exception of equity at December 31, 2022 and 2021 were translated at 6.8972 RMB and 6.3726 RMB, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2022, 2021, and 2020 were 6.7290 RMB, 6.4508 RMB, and 6.9042 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash

Cash consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three (3) months.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after thirty (30) days from payment due date. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2022 and 2021, allowance for doubtful accounts were $5,777,189 and $2,478,341, respectively.

Other receivables, net

Other receivables primarily include advances to employees and other deposits. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2022 and 2021, allowance for doubtful accounts were $11,801 and $7,761, respectively.

Prepayments

Prepayments are cash deposited or advanced to suppliers for future service rendering. The amounts are refundable and bear no interest. For any advances to suppliers determined by management that such advances will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2022 and 2021, no allowance for the doubtful accounts were deemed necessary.

Short term investments

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity products. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income. Gain (loss) from short term investments for the years ended December 31, 2022, 2021 and 2020 amounted to ($387,910), $165,713 and nil,  respectively.

Escrow

In connection with the closing of the Company’s initial public offering in April 2021, $600,000 of the net proceeds received from the initial public offering was deposited in an escrow account, and the Company is restricted to withdraw therefrom, for twenty-four months after the closing date of the initial public offering. As of December 31, 2022 and 2021, the balance of the escrow account related to IPO was $96,932 and $600,000 respectively.

In connection with the Company’s convertible notes in December 2022, $4,800,000 of the net proceeds received from the convertible notes was deposited in an escrow account. As of December 31, 2022 and 2021, the balance of the escrow account related to convertible notes amounted to $4,800,000 and nil , respectively.

Long-term deposits

Long-term deposits primarily included rental deposits, deposits made by the Company to vendors to secure the service contract . The deposits are generally more than one year and the amounts are refundable and bear no interest. For any deposits determined by management that such deposit will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews the long- term deposits on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2022 and 2021, allowance for doubtful accounts were nil and $63,083, respectively.

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

If, after the development of internal-use software is completed, the Company decides to market the software, proceeds received from the license of the computer software, net of direct incremental costs of marketing, such as commissions, software reproduction costs, warranty and service obligations, and installation costs, shall be applied against the carrying amount of that software. For the years ended December 31, 2022, 2021 and 2020, the Company applied nil against carrying amount of capitalized software that was subsequently sold to customers as the software were fully amortized.

Land use rights

All land in the PRC is owned by the government. However, the government grants “land use rights.” This land use rights are for 40 years and expire in 2055. The Company amortizes the land use rights over the forty-year term of the land use rights on a straight-line basis. The carrying value of the land use rights was reduced by government grant received when the conditions stipulated under the grant were fulfilled. As a result of delay due to impact of COVID-19, the Company had fully impaired the remaining balance of land use right for the year ended December 31, 2022 as a result of further delays of the project related to aforementioned impairment in construction in progress.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2022 and 2021, approximately $4.7 million and $3.7 million impairment of long-lived assets was recognized, respectively, including approximately $1.9 million of construction-in-progress, $0.3 million of land use rights due to continuing delay of construction as impacted by COVID -19. The Company recorded additional impairment on its intangible assets of $1.3 million for the year ended December 31, 2021 and $1.2 million for the year ended December 31, 2022 as the carrying value of our long-lived assets exceed future cashflows expected to be generated from the assets.

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

Noncontrolling Interests

The Company’s noncontrolling interests represent the minority shareholders’ ownership interests related to the Company’s subsidiaries, including 0.05% for Infobird Anhui for the years ended December 31, 2022 and 2021, 9.82% for Infobird Guiyang for the years ended December 31, 2022 and 2021 and 49% for Shanghai Qishuo for the year ended December 31, 2022 and December 31, 2021. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the consolidated statement of operations and comprehensive loss as allocations of the total income or loss for the year between noncontrolling interests holders and the shareholders of the Company.

Noncontrolling interests consist of the following:

	December 31,	December 31,
	2022	2021

Infobird Guiyang	$(225,387)	$(73,283)
Infobird Anhui	(167)	(12)
Shanghai Qishuo	150,117	923,447
Total	$(75,437)	$850,152

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

Certain business integration solution services contracts also require the Company to provide post-contract services (“PCS”) which include maintenance and technical support. The provision of maintenance and technical support is considered one single performance obligation because maintenance and technical support are not distinct within the context of the contract. The Company is obligated to provide a single, continuous, integrated service throughout the contract term. As such, the Company allocates the contract price between revenue from business integration solution services and provision of PCS, using the expected cost plus margin approach. The expected cost plus margin approach requires the Company to forecast the expected costs of satisfying the performance obligation and then add a reasonable margin for that good or service. Revenue allocated to PCS is deferred and recognized on a straight-line basis over the estimated period PCS are expected to be provided. For the years ended December 31, 2022, 2021 and 2020, approximately $0.1 million, $0.1 million and $0.3 million were allocated to PCS, respectively.

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

The Company invoices its customers for its services on a monthly basis. Deferred revenue consists primarily of customer billings made in advance of performance obligations being satisfied and revenue being recognized. The Company’s disaggregated revenue streams are summarized and disclosed in Note 19.

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

Warranty

The Company generally provides limited warranties for work performed under its business integration solution contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warrants are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. As of December 31, 2022 and 2021, accrued warranty liability amounted to nil and $14,530 is classified in the caption “other payables and accrued liabilities” in the accompanying consolidated balance sheets.

Advertising costs

Advertising costs amounted to $252,219, $890,988 and $65,059 for the years ended December 31, 2022, 2021 and 2020 respectively. Advertising costs are expensed as incurred and included in selling expenses.

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2021, and elected the practical expedients that does not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Upon adoption, the Company recognized approximately $0.1 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 4.6% based on the duration of lease terms.

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

The Company also follows the provisions of FASB ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established using either the detail design approach or working model approach. Thereafter, until the product is released for sale, software development costs should be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. For the years ended December 31, 2022, 2021 and 2020, no software costs were capitalized due to the short timing between technological feasibility and release of software.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2022 and 2021 are subject to examination by any applicable tax authorities.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2022, 2021 and 2020, there were no dilutive shares.

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

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are PRC government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $801,931, $971,772 and $805,603 for the years ended December 31, 2022, 2021 and 2020 respectively.

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

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2022	December 31, 2021

Current assets	$1,504,164	$8,777,215
Other assets	9,008,407	7,573,750
Total assets	10,512,571	16,350,965
Total liabilities	(27,769,551)	(21,063,981)
Net assets	$(17,256,980)	$(4,713,016)

	December 31, 2022	December 31, 2021

Current liabilities:
Accounts payable	$428,049	$500,742
Bank loans - current	3,548,242	4,496,883
Other payables and accrued liabilities	1,134,344	947,980
Due to related parties	53,671	—
Other payable - intercompany	16,448,028	11,023,791
Deferred revenue	5,437,499	2,218,458
Lease liabilities	39,861	185,145
Taxes payable	653,085	1,381,440
Total current liabilities	27,742,779	20,754,439
Deferred tax liabilities	—	81,992
Bank loans - noncurrent	18,170	131,603
Lease liabilities - noncurrent	8,602	95,947
Total liabilities	$27,769,551	$21,063,981

The summarized operating results of the VIEs are as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020

Operating revenues*	$6,093,457	$9,894,064	$14,532,941
Gross profit	2,566,055	2,520,414	9,814,848
Income (loss) from operations	(13,046,004)	(13,932,990)	4,367,697
Net income (loss)	$(13,224,939)	$(13,836,367)	$4,060,160
Net income (loss) attributable to INFOBIRD CO., LTD	(12,305,833)	(13,482,686)	3,998,274
Net income (loss) attributable to noncontrolling interest	(919,106)	(353,681)	61,886

*	During the year ended December 31, 2022, 2021 and 2020, Operating revenues include $601,777, $342,984 and nil intercompany revenue to Infobird WFOE, respectively.

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

The Company’s acquisition of Shanghai Qishuo was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Shanghai Qishuo based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

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

Acquisition of Anhui Weiao:

On May 31, 2022, Infobird Anhui completed its 100% acquisition of Anhui Weiao, a PRC limited liability company for nil consideration. Anhui Weiao owned a VATS License with the business scope of “National Domestic Call Center Services”.

The Company’s acquisition of Anhui Weiao was accounted for as business combination in accordance with ASC 805. The Company then allocated the fair value of consideration of Anui Weiao based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the Business Combination standard issued by the FASB with the valuation methodologies using level 3 inputs, except for other current assets and current liabilities were valued using the cost approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense. Both the consideration paid and fair value of net assets of Anhui Weiao was nil, thus no goodwill recognized for this acquisition.

The amounts of revenue and net loss that resulted from the acquisition and were included in the consolidated statements of operations and comprehensive income (loss) during the year ended December 31, 2022 were $nil and $(576), respectively.

Note 5 — Short term investments

Short term investments consist of the following:

	Carrying Value at December 31, 2022	Fair Value Measurement at December 31, 2022
		Level 1	Level 2	Level 3
Short term investments	$6,704,029	$—	$—	$6,704,029

	Carrying Value at December 31, 2021	Fair Value Measurement at December 31, 2021
		Level 1	Level 2	Level 3
Short term investments	$7,091,939	$—	$—	$7,091,939

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity and debt products. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values. Gain (loss) from short term investments for the years ended December 31, 2022 and 2021 amounted to ($387,910) and $165,713, respectively. There were no short term investments for the year ended December 31, 2020.

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2022	December 31, 2021

Accounts receivable	$6,179,498	$8,816,071
Allowance for doubtful accounts	(5,777,189)	(2,478,341)
Total accounts receivable, net	$402,309	$6,337,730

Movements of allowance for doubtful accounts are as follows:

	December 31, 2022	December 31, 2021

Beginning balance	$2,478,341	$123,890
Addition	3,574,521	2,440,018
Reversal	—	(117,040)
Exchange rate effect	(275,673)	31,473
Ending balance	$5,777,189	$2,478,341

Note 7 – Property and equipment, net

Property and equipment consist of the following:

	December 31, 2022	December 31, 2021

Electronic devices	$85,163	$86,371
Office equipment, fixtures and furniture	212,428	237,217
Automobile	55,762	60,352
Computer and network equipment	372,727	403,410
Leasehold improvement	13,062	418,261
Construction in progress*	—	—
Subtotal	739,142	1,205,611
Less: accumulated depreciation and amortization	(585,626)	(951,020)
Total	$153,516	$254,591

Depreciation expense for the years ended December 31, 2022, 2021 and 2020, amounted to $87,940, $96,212 and $84,249, respectively.

Note 8 – Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of licensed software, capitalized development costs, platform system, and land use rights. The following table summarizes the components of acquired intangible asset balances as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021

Licensed software	$3,134,481	$2,899,801
Capitalized development costs	5,617,060	6,079,463
Platform system	41,466	44,880
Customer relationships	159,485	172,614
Land use rights*	—	—
Less: accumulated amortization	(3,985,273)	(3,095,844)
Less: impairment for software	(2,410,458)	(1,322,433)
Intangible assets, net	$2,556,761	$4,778,481

Amortization expense for the years ended December 31, 2022, 2021 and 2020 amounted to $1,153,017, $959,589 and $397,744 respectively.

Amortization expense of capitalized development costs was $838,291, $838,291 and $361,353 during the years ended December 31, 2022, 2021 and 2020, respectively. The carrying value of capitalized development costs at December 31, 2022, 2021 and 2020 was $1,619,930, $3,443,642 and $3,468,617, respectively. The Company recorded impairment on capitalized development cost of $1.3 million for the year ended December 31, 2021 as the carrying value of our long-lived assets exceed future cashflows expected to be generated as a result of reduced profit projection due to resurgence of COVID-19 in first quarter of 2022 that caused business interruption for our customers. The Company further recorded impairment of capitalized development cost of $1.2 million for the year ended December 31, 2022 as carrying value of our long-lived assets exceed future cashflows expected to be generated as a result of upgrading of similar products in the market.

The estimated amortization is as follows:

Twelve months ending December 31,	Estimated amortization expense

2023	$804,653
2024	794,842
2025	683,833
2026	256,103
2027	17,330
Thereafter	—
Total	$2,556,761

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

	December 31, 2022	December 31, 2021
Goodwill from Shanghai Qishuo acquisition(a)	$2,009,769	$2,009,769
Impairment of Goodwill	(1,412,700)	—
Impact of exchange rate	(118,412)	—
Goodwill, net	$478,657	$2,009,769

(a)	See Note 4 for details.

Note 10 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

Schedule of Other payables and accrued liabilities
	December 31, 2022	December 31, 2021

Salary payables	$891,214	$846,761
Employee reimbursement and benefit payables	53,671	63,586
Other miscellaneous payables	189,460	23,099
Warranty liability	—	14,530
Total other payables and accrued liabilities	$1,134,345	$947,976

Note 11 – Bank loans

Outstanding balances on bank loans consisted of the following:

Bank Name	Maturities	Interest rate	Collateral/Guarantee/Co-borrower	December 31, 2022	December 31, 2021

Bank of Beijing	March and April 2021 (1), February and March 2022, and March 2023 (2)	4.5% - 5.0%	Guarantee by Beijing SMEs Credit Re-guarantee Co., Ltd*	$2,899,728	$3,138,436
Shanghai Pudong Development Bank	February 2022 (3)	4.4%	N/A	—	470,765
BOC Fullerton Bank	February 2024 (4)	8.5%	***	121,634	234,676
China Merchants Bank	March 2023 (5)	4.3%	Guarantee by Beijing SMEs Credit Re-guarantee Co., Ltd**	434,959	784,609
Jiangsu Suning Bank	April 2023 (6)	18.0%	N/A	35,568	—
China Construction Bank	August 2023 (7)	4.1%	****	74,523	—
Total				3,566,412	4,628,486
			Noncurrent	(18,170)	(131,603)
			Current	$3,548,242	$4,496,883

*	Beijing SMEs Credit Re-guarantee Co., Ltd is a financial services company and provides credit re-guarantee business and short-term capital operation to small and medium enterprises. In addition, Qing Tang, the spouse of Yimin Wu, the Company’s Chairman of the Board of Directors and former Chief Executive Officer, has provided real estate property as collateral of approximately $3.1 million (RMB 20,000,000) with Beijing SMEs Credit Re-guarantee Co., Ltd to secure the guarantee with Bank of Beijing.

**	Beijing Zhong Guan Chun Technology Finance Guarantee Co., Ltd is a financial services company and provides credit guarantee business and short-term capital operation to small business. Yimin Wu also provided a personal guarantee for the loan during the contract period.

***	Yimin Wu and Qing Tang provided personal guarantees for the loan during the contract period.

****	Qi Gu was the co-borrower for the loan during the contract period.

The Company incurred approximately $78,000 and $83,000 of guarantee fees during the years ended December 31, 2022 and 2021.

(1) In March 2020, Infobird Beijing renewed the line of credit for a two-year period with Bank of Beijing. In March and April 2020, Infobird Beijing renewed the two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bear interest rates ranging from 4.8% to 5.0% with the maturity dates in March and April 2021 and were renewed as stated below.

(2) In February and March 2021, Infobird Beijing renewed the two loan contracts with Bank of Beijing to obtain loans in a total amount of approximately $3.1 million (RMB 20,000,000) for operation purposes. The loans bear interest rate of 4.8% with the maturity dates in February and March 2022. The loans were repaid in March 2022. On March 3, 2022, the Company renewed the line of credit for two years and obtained a $3.1 million (RMB 20, 000,000) loan with one year term and interest rate of 4.5% due in March 2023. The loan was repaid in March 2023 and was not renewed.

(3) In February 2021, the Company entered into a loan agreement with Shanghai Pudong Development Bank in the amount of RMB 3,000,000 (approximately $0.5 million) due in February 2022. The loan was repaid in February 2022 and was not renewed.

(4) In February 2021, the Company obtained a line of credit from BOC Fullerton Bank in the amount of RMB 2,000,000 (approximately $0.3 million) which expires in February 2026. The Company entered into a loan agreement in the same amount which is due in February 2024 with monthly repayment amount of approximately $9,700. The Company borrowed $0.3 million and repaid approximately $0.2 million for the year ended December 31, 2022.

(5) In March 2021, the Company obtained a line of credit from China Merchants Bank in the amount of RMB 5,000,000 (approximately $0.8 million) to be due in March 2023. Under the line of credit, the Company is able to issue bankers acceptance notes, which can be endorsed and assigned to vendors as payments for purchases. The Company paid interest at stated rate under the line of credit and transferred the bankers acceptance notes to its subsidiaries Infobird Guiyang and Infobird Anhui where the subsidiaries exchanged the notes for cash. The Company repaid the line of credit in March 2022 and obtained a cash loan of approximately $0.4 million under the line of credit with 4.3% interest rate to be due on March 2023. The loan was repaid in March 2023 and was not renewed.

(6) In April 2022, the Company obtained a line of credit form Jiangsu Suning Bank in amount of RMB 680,000 (approximately $0.1 million). On the same month, the Company has withdrew the full amount of aforementioned line of credit with 18.0% interest rate to be due on April 2023.

(7) In August 2022, the Company obtained a line of credit from China Construction Bank in amount of RMB 514,000 (approximately $0.1 million). On the same month, the Company has withdrew the full amount of aforementioned line of credit with 4.1% interest rate to be due on August 2023.

Interest expense pertaining to the above bank loans for the years ended December 31, 2022, 2021 and 2020 amounted to $187,332, $234,628 and $141,880 respectively.

Note 12 – Deferred revenue

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as a deferred revenue when the payment is made. Deferred revenue is the Company’s obligation to transfer services to a customer for which the Company has received consideration from the customer. As of December 31, 2022 and 2021, the balance of deferred revenue amounted to $1,648,847 and $47,710, respectively,

Note 13 – Related party balances and transactions

Loan Guarantee – related party

Qing Tang, the spouse of Yimin Wu, has provided real estate property as collateral of approximately $3.2 million (RMB 22,000,000) with Beijing SMEs Credit Re-guarantee Co., Ltd to secure a guarantee with Bank of Beijing for the line of credit in the amount of approximately $3.0 million (RMB 20,000,000). See Note 12 for more details.

Yimin Wu also provided a personal guarantee for the Company’s loan from China Merchants Bank during the contract period. See note 12 for details.

Yimin Wu and Qing Tang also provided personal guarantees for the Company’s loan from BOC Fullerton Bank during the contract period. See note 12 for details.

Qi Gu was co-borrower for the Company’s loan from China Construction Bank during the contract period. See note 12 for details.

Due from related parties

		December 31, 2022	December 31, 2021
Ji Meng	Director of Purchase Department	$10,439	$—
Zuogang Luo	Vice President	19,544	—
Total		$29,983	$—

Due to related parties

		December 31, 2022	December 31, 2021
Yimin Wu	Chairman of the Board of Directors and former CEO	$36,664	$—
Zhiguo Li	Director of Beijing Infobird	6,223	—
Weimin Wu	Brother of Yimin Wu	4,619	—
Shengmin Wu	Director of Guiyang Infobird	3,135	—
Qi Gu	Shareholder of Shanghai Qishuo	3,030	—
Total		$53,671	$—

The amount due to related parties is temporarily borrowed for working capital use and was short term in nature, non-interest bearing, and payable upon demand.

Note 14 – Taxes

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

PRC

Infobird WFOE, Infobird Beijing, Infobird Anhui, Infobird Guiyang, Shanghai Qishuo, and Anhui Weiao are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Infobird Beijing maintained the “high-tech enterprise” tax status which is validated until October 2023, which reduced its statutory income tax rate to 15%. Infobird Guiyang qualifies for 15% preferential income tax rate for enterprises whose core business is one of the industrial projects listed in the Catalogue of Encouraged Industries in western regions of China.

In addition, 75% of research and development expenses of Infobird Beijing, Infobird Anhui, Infobird Guiyang, Shanghai Qishuo, and Anhui Weiao are subject to additional deduction from pre-tax income while such deduction cannot exceed the total amount of pre-tax income.

Tax savings for the years ended December 31, 2022, 2021 and 2020 amounted to $0, $(1,353,778) and $825,784 respectively, with the 10% preferential tax rate reduction and additional deduction of 75% of research and development expenses.

The Company’s basic and diluted earnings per shares would have been lower by $0, $0.25, and $0.20 per share for the years ended December 31, 2022, 2021 and 2020 respectively, without the preferential tax rate reduction and research and development expenses reduction.

Income tax (credits)/expenses for the years ended December 31, 2022, 2021 and 2020 amounted to ($77,649), $124,058 and $286,071, respectively.

Significant components of the provision for income taxes are as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020

Current	$—	$—	$88,179
Deferred	(77,649)	124,058	197,892
(Credit)/Provision for income taxes	$(77,649)	$124,058	$286,071

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020

China statutory income tax rate	25%	25%	25%
Preferential tax rate reduction	(8.4)%	(9.7)%	(9.7)%
75% of research and development expenses deduction	—	0.1%	(9.3)%
Tax rate difference outside of PRC	(3.4)%	(1.3)%	—
Change in valuation allowance	(12.6)%	(16.5)%	—
Permanent difference	(0.1)%	1.5%	0.6%
Effective tax rate	(0.5)%	(0.9)%	6.6%

Deferred tax assets and liabilities – China

Significant components of deferred tax assets and liabilities were as follows:

	December 31,	December 31,
Deferred tax assets:	2022	2021

Allowance for doubtful account	$789,151	$379,566
Net operating loss carryforward	3,098,352	2,258,401
Long-lived assets impairment	696,256	560,604
Deferred tax assets	4,583,759	3,198,571
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	(17,444)	(22,917)
Capitalized development costs	(544,982)	(724,353)
Change in valuation allowance	(4,021,333)	(2,533,293)
Deferred tax assets (liabilities), net	$—	$(81,992)

Noncurrent deferred tax assets	$—	$—
Noncurrent deferred tax liabilities	—	(81,992)
Deferred tax (liabilities) assets, net	$—	$(81,992)

The Company had net operating loss (NOL) carryforward of approximately $21.7 million and $15.0 million from the Company’s PRC and Hong Kong subsidiaries as of December 31, 2022 and 2021, respectively. In addition, the Company had approximately $5.8 million and $2.5 million of allowance for doubtful accounts held at its PRC subsidiaries as of December 31, 2022 and 2021, respectively. As the Company believes it is more likely than not that its PRC and Hong Kong operations will not be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC and Hong Kong, and allowance for doubtful accounts in the PRC, the Company provided 100% allowance on deferred tax assets net of deferred tax liabilities of approximately $4.0 million and $2.5 million related to PRC and Hong Kong subsidiaries as of December 31, 2022 and 2021, respectively.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of capitalized development costs. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended December 31, 2022, 2021, and 2020. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve (12) months from December 31, 2022.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31, 2022	December 31, 2021

VAT taxes payable	$457,395	$485,016
Income taxes payable	188,425	205,477
Other taxes payable	7,265	11,380
Total	$653,085	$701,873

Note 15 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash in bank. As of December 31, 2022 and 2021, $829,258 and $2,597,037 were deposited with financial institutions located in the PRC, respectively. Deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $72,000 (RMB 500,000). As of December 31, 2022 and 2021, $372,549 and $1,859,021 are over the China deposit insurance limit which is not covered by insurance, respectively. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2022 and 2021, cash balance of $209,561 and $3,693,725 was maintained at financial institutions in Hong Kong, of which $145,219 and $3,565,513 was subject to credit risk, respectively.

HK$500,000 (approximately $64,000) of the Company’s short term investment in Hong Kong is protected by the Investor Compensation Fund. Approximately $6.7 million of the Company’s investment is subject to credit risk.

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

The Company’s functional currency is the RMB, and its financial statements are presented in U.S. dollars. The RMB depreciated by 8.2% from December 31, 2021 to December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

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

Customer concentration risk

For the year ended December 31, 2022, one customers accounted for 20.3% of the Company’s total revenues. For the year ended December 31, 2021, four customers accounted for 20.9%, 11.8%, 10.4% and 10.6% of the Company’s total revenues, respectively. For the year ended December 31, 2020, two customers accounted for 34.8% and 13.2% of the Company’s total revenues, respectively.

As of December 31, 2022, two customers accounted for 45.7% and 23.1% of the total balance of accounts receivable, respectively. As of December 31, 2021, four customers accounted for 34.7%, 22.7%, 17.1% and 14.7% of the total balance of accounts receivable, respectively.

Vendor concentration risk

For the year ended December 31, 2022, two vendors accounted for 12.6% and 10.0% of the Company’s total purchases, respectively. For the year ended December 31, 2021, three vendors accounted for 38.4%, 15.0% and 11.9% of the Company’s total purchases, respectively. For the year ended December 31, 2020, two vendors accounted for 19.1% and 10.9% of the Company’s total purchases, respectively.

As of December 31, 2022, two vendors accounted for 20.3% and 66.4% of the total balance of accounts payable, respectively. As of December 31, 2021, two vendors accounted for 73.4% and 23.1% of the total balance of accounts payable, respectively.

Note 16 – Equity

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

On September 29, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 1”) with a purchaser. Pursuant to the Agreement 1, the Company agreed to sell to this purchaser 500,000 shares of common stock for a consideration of $277,500. On September 29, 2022, the Company issued 500,000 shares to this purchaser.

On October 8, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 2”) with a purchaser. Pursuant to the Agreement 2, the Company agreed to sell to this purchaser 500,000 shares of common stock for a consideration of $287,500. On October 8, 2022, the Company issued 500,000 shares to this purchaser.

On November 9, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 3”) with a purchaser. Pursuant to the Agreement 3, the Company agreed to sell to this purchaser 500,000 shares of common stock for a consideration of $202,500. On November 9, 2022, the Company issued 500,000 shares to this purchaser.

On December 23, 2022, we issued the convertible notes (the “2022 CB”) in the aggregate principal amount of US$6.25 million pursuant to the convertible note purchase agreement dated November 25, 2022, under which the holder of the 2022 CB (the “2022 CB Holder”) may subscribe at eighty percent of the face value up to US$12.5 million in aggregate principal amount of our two-year convertible notes. On the same date of the 2022 CB issuance, the 2022 CB Holder elected to convert the 2022 CB at the conversion price of US$0.5, representing the floor price of the conversion price, resulting in the issuance of 12.5 million ordinary shares. Immediately following the issuance, the Company had 19,093,315 ordinary shares outstanding.

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

Upon execution of 1-for-5 Share Consolidation, the Company recognized additional 4,135 shares of ordinary share due to round up.

As a result, the Company had 5,000,000,000 and 10,000,000 authorized ordinary shares, par value $0.005 per share, of which 19,093,315 and 5,093,315 shares were issued and outstanding as of December 31, 2022 and 2021, respectively.

Warrants

In connection with the IPO, on April 22, 2021, the Company issued warrants to purchase 125,000 ordinary shares at $20.00 per share, are exercisable upon issuance and will expire on March 31, 2026 which is five years from the effective of the registration statement. As of December 31, 2022, the Company had warrants to purchase 125,000 ordinary shares outstanding with an exercise price of $20.00 per share and remaining lives of 3.25 years.

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

Annual dividend yield	—
Expected life (years)	5.0
Risk-free interest rate	0.92%
Expected volatility	95.15%

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2022:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2019	—	$—
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2020	—	—
Issued	125,000	20.0
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2021	125,000	20.0
Issued	—	$—
Exercised	—	—
Expired	—	—

Warrants outstanding, as of December 31, 2022	125,000	$20.0

Warrants exercisable, as of December 31, 2022	125,000	$20.0

Share-based compensation

During the year ended December 31, 2021, the Company granted 14,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period. For the year ended December 31, 2022, 2021, and 2020, share-based compensation expenses was amounted to $10,133, $140,467, and nil , respectively. As of December 31, 2022, the share-based compensations had been fully amortized by the Company.

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

As a result of the foregoing restrictions, Infobird PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Infobird PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2022 and 2021, amounts restricted are the paid-in-capital, registered capital and statutory reserves of Infobird PRC entities, which amounted to $19.3 million and $15.7 million, respectively.

Statutory reserves

During the years ended December 31, 2022, 2021 and 2020, Infobird PRC entities collectively attributed nil , $11,587, and $405,771 of retained earnings for their statutory reserves, respectively.

Note 17 – Lease

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1.2 years.

The Company entered into various non-cancellable operating lease agreements for offices and employee dormitories for the year ended December 31, 2022. Upon adoption of FASB ASU 2016-02, the Company recognized approximately $0.1 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using a discount rate of 4.6% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company’s lease liabilities under the remaining operating leases as of December 31, 2022 for the next five years is as follows:

December 31, 2022
2023	$40,970
2024	8,699
Thereafter	—
Total undiscounted lease payments	49,669
Less imputed interest	(1,206)
Total lease liabilities	$48,463

Rent expense for the years ended December 31, 2022, 2021 and 2020 was $412,372, $563,831 and $437,814 respectively.

Note 18 – Commitments and contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited interim condensed consolidated financial statements.

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

COVID-19

In March 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of the Company’s business operations and workforce are concentrated in China, the Company’s business, results of operations, and financial condition have been adversely affected for the year ended December 31, 2022 and 2021. Even though the China government canceled restrictions for the pandemic, the impact of COVID-19 on the macroeconomic outlook of China due to further resurgence of COVID-19 may have adverse financial impacts for the Company beyond 2022 and cannot be reasonably estimated at this time.

Note 19 – Segment information and revenue analysis

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

Disaggregated information of revenues by business lines are as follows:

	For the year ended December 31,
	2022	2021	2020

Standard cloud-based services	$2,100,610	$1,982,328	$1,400,857
Customized cloud-based services	—	—	5,005,080
BPO services	2,001,452	2,261,998	1,747,310
Business integration services	1,326,009	4,076,446	5,404,262
Other revenues	77,663	1,320,308	975,432
Total revenues	$5,505,734	$9,641,080	$14,532,941

Note 20 – Subsequent Events

The following subsequent events were evaluated on May 1, 2023, the date the financial statements were issued.

On February 23, 2023 we entered into a Securities Purchase Agreement with certain institutional investors in connection with a registered direct offering of 3,846,000 units (each, a “Unit”) at a per Unit price of $1.30. Each Unit comprises: (1) one ordinary share, and (2) 0.65of a warrant to purchase one ordinary share. In a concurrent private placement we also sold unregistered warrant to purchase 2,884,500 ordinary shares. The Company sold the common shares for aggregate gross proceeds of $15,910,000. The net proceeds from the transactions were $14,637,200, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.

Note 21 – Condensed unaudited financial information of the parent company

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022, 2021 and 2020.

INFOBIRD CO., LTD
BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash	$209,561	$2,623,916
Other receivables	—	—
Escrow	4,896,932	—
Prepayments and other current assets	—	20,000
Due from VIE	421,923	—
Due from subsidiaries	13,592,004	10,999,973
Short-term investment	6,704,029	7,091,939
Total current assets	25,824,449	20,735,828

Total assets	$25,824,449	$21,335,828

LIABILITIES AND EQUITY

LIABILITIES
Deficit of investment in subsidiaries	$19,247,330	$6,285,110

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, $0.005 par value, 5,000,000,000 shares and 10,000,000 authorized, 19,093,315 and 5,093,315 issued and outstanding as of December 31, 2022 and December 31, 2021*, respectively	95,467	25,467
Additional paid-in capital	33,737,276	26,783,333
Statutory reserves	449,136	449,136
(Accumulated deficits) Retained earnings	(28,066,415)	(12,799,436)
Accumulated other comprehensive income	361,655	592,218
Total equity	6,577,119	15,050,718

Total liabilities and equity	$25,824,449	$21,335,828

*	Retroactively restated to reflect the Share Consolidation

INFOBIRD CO., LTD
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31,
	2022	2021	2020
General and administrative expenses	$(897,411)	$(797,334)	$—
Other Income, net	(1,637,911)	165,713	—

Equity of losses in subsidiaries	(12,731,657)	(13,240,611)	3,998,274
Net (loss) income	(15,266,979)	(13,872,232)	3,998,274
Foreign currency translation adjustment	(230,563)	98,172	464,721
Comprehensive (loss) income	$(15,497,542)	$(13,774,060)	$4,462,995

INFOBIRD CO., LTD
STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,266,979)	$(13,872,232)	$3,998,274
Adjustments to reconcile net loss to net cash used in operating activities:
Gain from short-term investment	387,910	(165,713)	—
Equity loss (income) of subsidiaries	12,731,657	13,240,611	(3,998,274)
Share-based compensation	10,133	140,467
Imputed interest expense	1,250,000	—	—
Change in operating assets and liabilities
Prepayments	20,000	(20,000)	—
Due from subsidiaries	(2,542,000)	(10,999,973)	—
Net cash used in operating activities	(3,409,279)	(11,676,840)	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investment	—	(15,000,000)	—
Cash deposited in escrow account	(4,800,000)	—	—
Short-term investment	—	8,073,774	—
Net cash used in investing activities	(4,800,000)	(6,926,226)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of ordinary shares in initial public offering	—	22,846,983	—
Payments of offering cost	—	(1,020,001)	—
Net proceeds from issuance of convertible bonds	5,000,000	—	—
Net proceeds from issuance of PIPEs	291,856	—	—
Proceed from IPO placed in escrow	503,068	(600,000)	—
Net cash provided by financing activities	5,794,924	21,226,982	—

CHANGES IN CASH	(2,414,355)	2,623,916	—

CASH, beginning of year	2,623,916	—	—

CASH, end of year	$209,561	$2,623,916	$—