Form 20-F
period 2023-12-31
Infobird Co., Ltd
filed 2024-07-11
CIK 1815566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Room 706, 7/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Central, Hong Kong
(Address of Principal Executive Offices)

Cheuk Yee Li Chief Executive Officer Room 706, 7/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Central, Hong Kong E-mail: edith@infobird.com Telephone: +852 3690 9227
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.00001 per share	IFBD	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2023, there were 1,342,999  ordinary shares issued and outstanding, par value $0.00001 per ordinary share.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“Guangnian Zhiyuan” refers to Guangnian Zhiyuan (Beijing) Technology Co., Ltd., a company established under the laws of the PRC and a wholly-owned subsidiary of Inforbird Technologies;

●	“HK$” refers to Hong Kong dollars, the legal currency of Hong Kong;

●	“Infobird Cayman,” the “Company,” “we,” “us” and “our” refer to Infobird Co., Ltd, a holding company incorporated as an exempted company with limited liability under the laws of the Cayman Islands, and its subsidiaries, Infor bird Technologies, Lightyear Technology and Guangnian Zhiyuan;

●	“Infobird HK” refers to Infobird International Limited, a holding company established under the laws of Hong Kong and a wholly-owned subsidiary of Infobird Cayman;

●	“Infobird WFOE” refers to Infobird Digital Technology (Beijing) Co., Ltd., a company established under the laws of the PRC and a wholly-owned subsidiary of Infobird HK;

●	“Infobird Beijing”, the “variable interest entity” or the “VIE” refers to Beijing Infobird Software Co., Ltd., a company established under the laws of the PRC and a variable interest entity of Infobird WFOE;

●	“Infobird Guiyang” refers to Guiyang Infobird Cloud Computing Co., Ltd, a company established under the laws of the PRC and a 90.18% owned subsidiary of Infobird Beijing;

●	“Infobird Anhui” refers to Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd), a company established under the laws of the PRC and a 99.95% owned subsidiary of Infobird Beijing;

●	“Inforbird Technologies” refers to Inforbird Technologies Limited, a holding company established under the laws of Hong Kong and a wholly-owned subsidiary of Infobird Cayman;

●	“Legacy Business” refers to the software-as-a-service, or SaaS, provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China business which the Company and its subsidiaries were principally engaged in prior to the Sale;

●	“Lightyear Technology” refers to Lightyear Technology PTE. Ltd., a holding company established under the laws of Singapore and a wholly-owned subsidiary of Infobird Cayman;

●	“mainland China” refers to the PRC (excluding Hong Kong, Macau and Taiwan);

●	“Sale” refers to the equity transfer agreement entered with CRservices Limited, a Mahé Island limited company and a shareholder of the Company, pursuant to which, the Company agreed to sell all the issued shares of Infobird HK for a consideration of HK$10,000. Infobird HK owns 100% of the equity interests of Infobird WFOE, which, in turn, controls Infobird Beijing and its subsidiaries, through a series of contractual arrangements in the PRC;

●	“Shanghai Qishuo” refers to Shanghai Qishuo Technology Inc., a company established under the laws of the PRC and a 51% owned subsidiary of Infobird Beijing;

●	“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan.

●	“RMB” or “Renminbi” refers to the legal currency of China; and

●	“$,” “US$” or “U.S. Dollars” refers to the legal currency of the United States.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Entities located in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated into U.S. dollars at the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York as of the balance sheet dates, the statements of income are translated using the average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Translation adjustments included in accumulated other comprehensive income (loss) amounted to $(1,456) and $361,655 as of December 31, 2023 and 2022, respectively. The balance sheet amounts of discontinued operations, with the exception of equity at August 11, 2023 and December 31, 2022 were translated at 7.2367 RMB and 6.8972 RMB, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of discontinued operations and comprehensive loss from January 1, 2023 to August 11, 2023 and for the years ended December 31, 2022, and 2021 were 6.9775RMB, 6.7290 RMB, and 6.4508 RMB to $1, respectively. The balance sheet amounts of continuing operations, with the exception of equity at December 31, 2023 were translated at 7.0999 RMB. The equity accounts were stated at their historical rate. The average translation rates applied to statement of continuing operations and comprehensive loss from July 6, 2023* to December 31, 2023 were 7.2346 RMB to $1, respectively Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

*Guangnian Zhiyuan is the only company using RMB as the functional currency in the continuing operation entities, and starting operating on July 6, 2023.

Our Corporate Structure After the Sale

After the Sale in August 2023, Infobird Cayman is a holding company incorporated on March 26, 2020 as an exempted company with limited liability under the laws of the Cayman Islands. As a holding company with no material operations of its own, Infobird Cayman currently conducts substantially all of its operations through its subsidiaries. The chart below shows our corporate structure as of the date of this Annual Report:

The Holding Foreign Companies Accountable Act

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

Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2023 and 2021 have been audited by Audit Alliance LLP (“AA”). Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2022 have been audited by WWC, P.C., or WWC. AA and WWC are independent registered public accounting firms headquartered in the United States and is among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include our former auditor, WWC, or our new auditor, AA. As of the date of the annual report, our listing is not affected by the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our ordinary shares is prohibited under the HFCAA because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares and trading in our ordinary shares could be prohibited.

In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties. Should Hong Kong or PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. If the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, investors may be deprived of the benefits of such inspection which could result in limitation or restriction of our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China Prior to the Completion of the Sale —The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.”

Permissions Required for Our Operations After the Sale

We believe that after the Sale, we do not need to obtain any regulatory permissions or file with PRC regulatory agencies for our operations.

Cash and Asset Flows through Our Organization After the Sale

After the Sale, there were no cash and other asset transfers between the holding company, Infobird Cayman and its subsidiaries.

v

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

Risks Related to Doing Business in China

●	The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.

●	We are based in, and our operations are located in, Hong Kong and China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters. Substantially all of our assets and operations are located in Hong Kong. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese government may exercise significant oversight and discretion over offerings that are conducted overseas and the conduct of our business, may intervene in or influence our operations at any time, and may exert more control over foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to China’s legal system could materially and adversely affect us. There are risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. In particular, there are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us. Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. Further, rules and regulations in China can change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. Therefore, we may not be aware of our violation of these policies and rules until after the occurrence of the violation, which could result in a material change in our operations and/or the value of our ordinary shares.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

●	PRC governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

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

After the Sale in August 2023, our business depended upon our ability to the research and development of software-as-a-service (“SaaS”) systems and software technologies to explore more SaaS technologies applicable scenarios to help clients with business expansion. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we undertake. There was no history upon which to base any assumption that our business will prove to be successful, and there was significant risk that we will not be able to generate the sales volumes and revenues necessary to achieve profitable operations. To the extent that we did not achieve our plans and generate revenues which exceed expenses on a consistent basis, our business, results of operations, financial condition and prospects will be materially adversely affected.

After being listed on Nadsaq, our entire management team, as well as other company personnel, has devoted substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our consolidated financial statements or possible restatement of financial results, our stock price may be materially and adversely affected, and we may be unable to maintain compliance with the listing requirements of Nasdaq. Any such failures could also result in litigation or regulatory actions by the SEC, or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially and adversely affect our business, financial condition, results of operations and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

We generated a significant portion of our revenues primarily from a few major customers, and loss of business from such customers could have reduced our revenues and significantly harmed our business.

After the Sale in August 2023, we generated a significant portion of our revenues primarily from a few major customers, and loss of business from such customers could have reduced our revenues and significantly harmed our business. One or a few customers have in the past, represented a substantial portion of our total revenues in any one year or over a period of several years.

After the Sale, two customers accounted for approximately 64.3% and 35.7% of our total revenues, respectively, and one customer accounted for 100% of the total balance of our accounts receivable.

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

Given that the above-mentioned laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), their enactment, interpretation, application and enforcement are subject to substantial uncertainties. As the definitions for terms such as network platform operator and national security are broad, the government will likely retain significant discretion as to the interpretation and enforcement of the Cybersecurity Review Measures and any implementation rules, and we may be subject to the relevant rules. We cannot preclude the possibility that the Cybersecurity Review Measures subjected us to the cybersecurity review by the CAC in relation to our operations or required us to adjust our business practices, in which case our business, financial condition and prospects may be materially and negatively affected. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. After the completion of the Sale in August 2023, our PRC subsidiary has not been involved in any investigations, nor have they received any inquiry, notice, warning, or sanction by the CAC or related PRC governmental authorities as a result of violation of any currently effective PRC laws or regulations with respect to personal information or data requirements issued by the CAC up to date. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, in the event that our PRC subsidiary become operators of critical information infrastructure in the future, they may be subject to the above-described regulation.

We faced intense competition from onshore and offshore customer engagement service providers, and, if we were unable to compete effectively, we may had loss customers and our revenues may decline  .

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. After the completion of the Sale in August 2023, we have not made adequate employee benefit payments in strict compliance with the relevant PRC regulations for and on behalf of our employees. Our failure in making contributions to various employee benefits plans in strict compliance with applicable PRC labor-related laws and regulations may subject us to late payment penalties, and we could also be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. However, after the completion of the Sale, the responsibility to make adequate employee benefits payments is no longer our obligations.

We do not have business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurances on commercially reasonable terms make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China from January 1, 2023 to the completion of the Sale in August 2023. Since the completion of the Sale, we still do not have any business liability, disruption or litigation insurance coverage for our operations in Hong Kong. Accordingly, a business disruption, litigation or natural disaster could had resulted in substantial costs and divert management’s attention from our business, which would had an adverse effect on our results of operations and financial condition.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

Historically, we finance our operations through internally generated cash, short-term loans and payable from related parties and equity financing. As of December 31, 2023, our working capital was approximately $5.2 million at December 31, 2023. If the Company is unable to realize its assets within the normal operating cycle of a twelve (12) month period, the Company may have to consider supplementing its available sources of funds through other available sources of financing from Hong Kong banks and other financial institutions or financial support from the Company’s related parties and shareholders.

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

The outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world since early 2020. The resurgence of the Omicron variant has resulted in quarantines requirement, travel restrictions, and the temporary closure of stores and business facilities in many parts of China and Hong Kong in 2022. After the completion of the Sale in August 2023, we have not been affected by the COVID-19 pandemic.

Substantially all of our revenues and our workforce are concentrated in Hong Kong. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 pandemic or any other epidemic harms Hong Kong and the global economy in general. Any potential impact on our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or treat its impact, almost all of which are beyond our control. Current and potential impacts include, but are not limited to, the following:

Hong Kong and China has significantly eased its COVID-19 control measures in late 2022. On January 8, 2023, China downgraded the management of COVID-19 from Class A to Class B; this change in the classification of the illness means, among other things, that infected cases will no longer be quarantined, their close contacts will no longer be tracked, large scale PRC testing will no longer be conducted, and disease control measures targeting incoming international travelers and imported cargo will be lifted. However, we cannot guarantee that the Hong Kong and/or the PRC government will not re-adopt similar control measures, such as travel restrictions and quarantine requirements, to combat the pandemic (including any new variant) in the future, which may adversely affect our business operations and financial results.

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

Risks Related to Doing Business in Hong Kong

We may be subject to uncertainty about any changes in the economic, political and legal environment in Hong Kong, and it is possible that most of the legal and operational risks associated with operating in the PRC may also apply to operations in Hong Kong in the future.

Starting from July 19, 2023, we began moving our headquarters from Beijing to Hong Kong as part of our plan to expand globally. We formed Inforbird Technologies, through which we have commenced our operations in Hong Kong. As of the date of this prospectus supplement, we have moved our key technical staff in our Beijing office to our Hong Kong office and have recruited local staff in Hong Kong and will continue to hire additional staff to support our operations in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. We cannot assure you that there will not be any changes in the economic, political and legal environment in Hong Kong. We may be subject to uncertainty about any future actions of the PRC government and is possible that most of the legal and operational risks associated with operating in the PRC may also apply to our operations in Hong Kong in the future. The PRC government may intervene or influence our current and future operations in Hong Kong at any time and exert more influence over the manner in which we must conduct our business activities. Such government actions, if and when they occur, could result in a material change in our operations in Hong Kong.

Our operations in Hong Kong are governed by the laws and regulations in Hong Kong. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government may intervene or influence our Hong Kong operations, which could result in a material change in our operations in Hong Kong.

In Hong Kong, the collection of personal data, their use and disclosure, retention and granting of access to and correction of personal data is governed by the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong). See “Regulations in Hong Kong — Personal data law in Hong Kong” for further details. The competition law in Hong Kong is primarily governed by the Competition Ordinance (Chapter 619 of the Laws of Hong Kong), which prohibits three principal types of anti-competitive conducts, namely (a) anti-competitive agreements or practices; (b) abuse of market power; and (c) merger control of arrangements that could substantially reduce the level of competition in telecommunication industry. The Merger Rule in the Competition Ordinance prohibits undertakings from directly or indirectly carrying out a merger that has, or is likely to have, the effect of substantially reduce the level of competition in Hong Kong. This rule is only applicable to telecommunication carrier licensees. There is no general merger control regime in Hong Kong. See “Prospectus Supplement Summary - Overview of Applicable Laws and Regulations relating to Doing Business in Hong Kong — Competition” in this prospectus supplement for further details.

The PRC government has recently initiated a series of regulatory actions and statements to regulate business operations in mainland China. We do not expect such statements by the PRC government would have any specific impact on our business operations in Hong Kong. If there is any change in political arrangements between mainland China and Hong Kong, it would affect the business environment in Hong Kong generally.

Due to the long arm application of the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business in Hong Kong and may intervene or influence our operations in Hong Kong, which could result in a material change in our operations and/or the value of our ordinary shares.

Except for the Basic Law, namely, Hong Kong’s constitutional document, national laws of the mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under the current mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of mainland China to Hong Kong. As a result, there is no guarantee that the mainland China government would not choose to implement the laws of the mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of, our Hong Kong subsidiaries in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

If we or our subsidiaries in Hong Kong were to become subject to laws and regulations of mainland China, the legal and operational risks associated in mainland China may also apply to our operations in Hong Kong, and we would face the risks and uncertainties associated with the legal system in the mainland China, complex and evolving mainland China laws and regulation, and as to whether and how the recent mainland China government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to us and our subsidiaries in Hong Kong. For example, on August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside the mainland China for the purpose of offering products or services to domestic natural persons in the territory of mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

The laws and regulations in the mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations and other government directives in the mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject our Company to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Further, it is uncertain when and whether we will be required to obtain any pre-approval from the PRC government to continue to list on United States national exchanges or to conduct our current business operation, and even when such pre-approval is obtained, whether it will be denied or rescinded. Further, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably may impact the ability or the way we may conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject it to additional liabilities. As such, our operations could be adversely affected, directly or indirectly, by existing or future PRC laws and regulations relating to our business or industry, which could result in a material adverse change in the value of our ordinary shares, potentially rendering it worthless. As a result, both you and we will face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Infobird or its management based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against Infobird or its management, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

Legislative or administrative actions in respect of China-U.S. relations could lead to uncertainties in the Hong Kong legal system and limit the legal protection available to us.

On July 14, 2020, the former president of the United States signed an executive order to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992. This includes special treatment in areas including but not limited to customs tariffs, export controls, immigration, foreign investment, and extradition. The suspension or elimination of Hong Kong’s preferential treatment and continued tension between the United States and the PRC could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could materially and adversely affect our business and operations. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected.

The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures, which could cause economic harms to our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former president of the United States signed an executive order (the Hong Kong Autonomy Act, or HKAA) to end the special status enjoyed by Hong Kong under the United States-Hong Kong Policy Act of 1992, pursuant to section 202 of the United States-Hong Kong Policy Act of 1992, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of PRC to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If any of our Hong Kong subsidiaries is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiary’s business operations, financial position and results of operations could be materially and adversely affected.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in the PRC, including Hong Kong. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of Mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within Mainland China may further increase difficulties faced by you in protecting your interests.

In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. Additionally, the Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Risks Related to Intellectual Property After the Completion of the Sale

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

Our commercial success will depend in part on not infringing the patents or copyrights, or otherwise violating the other proprietary rights, of others. Significant litigation regarding patent rights and copyright rights occur in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of patents issued to third parties. In addition, patent applications in China and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. After the Sales in August 2023, we have not received letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Any lawsuits resulting from patent allegations could subject us to significant liability for damages and invalidate our proprietary rights.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely on confidentiality agreements with our employees, consultants and third parties, and we may in the future rely on additional intellectual property protection, to protect our confidential and proprietary information. In addition to contractual measures, we to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

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

Risks Related to Doing Business in China After the Completion of the Sale

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

After the Sale in August 2023, substantially all of our assets and operations are located in Hong Kong. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. The increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact the operations of China-based issuers, including us.

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

We are based in, and our operations are located in, Hong Kong and China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

Because our operations are conducted in Hong Kong and China through our subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of our business, may intervene in or influence our operations at any time, and may exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers, any of which such actions by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless, and could result in a material change in our operations and/or the value of our ordinary shares. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within China may impose new, stricter regulations, or interpretations of existing regulations, that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, our subsidiary in the PRC may be subject to governmental and regulatory interference in the provinces in which they operate. We could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions. Our ability to operate in China may be impaired by any such laws or regulations, or any changes in laws and regulations in the PRC. We may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply. Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. Given the current regulatory environment in the PRC, we are subject to the uncertainty of different interpretation and enforcement of rules and regulations in the PRC adverse to us, which may be announced or implemented with little or no advance notice. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, particularly in the event permission to list on U.S. exchanges becomes required, or if such permission may be withheld or rescinded once granted. Accordingly, the Chinese government’s actions in the future, including any decision to intervene in or influence our operations at any time or to exert control over foreign investment in China-based issuers, may cause us to make material changes to our operations, may significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

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

Our principal business operations are conducted in Hong Kong. In the event that the U.S. regulators carry out investigations on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there is no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner. If U.S. regulators are unable to conduct such investigations, such U.S. regulators may determine to suspend and ultimately delist our ordinary shares from the Nasdaq Capital Market or choose to suspend or de-register our SEC registration.

Uncertainties with respect to China’s legal system could materially and adversely affect us.

There are risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. In particular, there are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us. Most of our operations are conducted in Hong Kong through our current subsidiaries, and are governed by PRC laws, rules and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

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

Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

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

The approval of, or report and filings with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and report process.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our Hong Kong and PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries as a FIE is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Under the Notice of the State Taxation Administration on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated in 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include, but are not limited to: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC subsidiary must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the STA promulgated the Announcement of the Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties in 2018, which sets forth certain detailed factors in determining “beneficial owner” status, and specifically, if an applicant’s business activities do not constitute substantive business activities, the applicant will not qualify as a “beneficial owner.” Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties promulgated by the STA on October 14, 2019 and became effective from January 1, 2020, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, collect and retain relevant materials for reference in accordance with these treaties and accept supervision and management from the tax authorities.

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

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory limits. Any medium-or long- term loan to be provided by us to our PRC subsidiary must be filed and registered with the National Development and Reform Commission, or NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency into or out of China, which essentially may restrict the ability to transfer funds into or out of China. We receive substantially all of our revenues in USD. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our Hong Kong and PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

The joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.

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

Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2023 and 2021 have been audited by Audit Alliance LLP (“AA”). Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2022 have been audited by WWC. AA and WWC are independent registered public accounting firms headquartered in the United States and are among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include our former auditor, WWC, or our new auditor, AA. As of the date of the annual report, our listing is not affected by the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our ordinary shares is prohibited under the HFCAA because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares and trading in our ordinary shares could be prohibited.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties. Should Hong Kong or PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. If the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, investors may be deprived of the benefits of such inspection which could result in limitation or restriction of our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA.

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

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified seven material weaknesses in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (United States), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to the absence of policies and procedures and related risk mitigations surrounding our IT policies and procedures, including (i) deficiencies in third party vendor management, (ii) deficiencies in backup management and recovery management, (iii) deficiencies in user accounts management, (iv) lack of segregation of duties and monitoring of privileged accounts, (v) deficiencies in monitoring access to systems and data, (vi) deficiencies in password management and (vii) deficiencies in vulnerability assessment and patch management. We are currently in the process of remediating the material weaknesses described above and we intend to continue implementing the following measures, among others, to remediate the material weaknesses. We plan to: (i) prepare a systematic policies and procedures manual for our IT processes in order to develop enhanced risk assessment procedures and controls related to changes in IT systems; (ii) regularly conduct internal evaluation for IT-related departments and all IT staff; (iii) regularly conduct network security training for IT employees to provide employees with security awareness; (iv) establish a qualification assessment procedure for third-party service providers; (v) improve demand analysis and detailed design/specification of new IT projects, and all new IT projects undergo user acceptance testing and implementation approval; (vi) ensure system and information security, strictly control the approval of system permissions and review them regularly, enforce password complexity policies, and regularly audit and analyze logs; and (vii) enforce and monitor IT standard procedures and safety management specifications.

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

Sales of a substantial number of our ordinary shares in the public market could occur at any time. We had 1,986,974 issued and outstanding ordinary shares as of June 30, 2024. Of that amount, 667,801 shares were restricted as a result of securities laws and/or lock-up agreements, but such shares will be able to be sold in the future subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act.

Conversion of our convertible notes and warrants will dilute the ownership interest of existing shareholder.

The conversion of some or all of our convertible notes and warrants will dilute the ownership interests of existing shareholders and existing holders of our ordinary shares. As of the date hereof, there are 5,130,594 ordinary shares issuable upon the exercise of the remaining US$2,565,296.89 of outstanding convertible notes; 3,606 ordinary shares issuable upon the exercise of the Private Warrants to be issued in the private placement concurrent with our registered direct offering in February 2023.

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

A significant portion of our proceeds from our initial public offering in April 2021 and follow-on offerings in February 2023, July 2023, August 2023, and December 2023 were for working capital and general corporate purposes. Our management has broad discretion over the use and investment of the net proceeds within those categories may spend the proceeds in ways with which you may disagree or that may not be profitable. Investors have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

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

The Cayman Islands, together with several other non-European Union jurisdictions, has recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” conducting a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is Infobird Cayman, however it does not include an entity that is a tax resident outside of the Cayman Islands. There are nine designated “relevant activities” under the ES Act, and for so long as Infobird Cayman is carrying on activities which falls within any of the designated relevant activities, it shall comply with all applicable requirements under the ES Act. If the only business activity that Infobird Cayman carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, Infobird Cayman is a “pure equity holding company” and will therefore only subject to the minimum substance requirements, which require us to (i) comply with the all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies annexed to or embodied in the articles of association, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our company, Infobird Co., Ltd, or Infobird Cayman, is a holding company incorporated on March 26, 2020 under the laws of the Cayman Islands. Prior to the Sale in August 2023, we had no substantive operations other than holding all of the outstanding share capital of Infobird International Limited, or Infobird HK, which was established in Hong Kong on April 21, 2020. Infobird HK was also a holding company holding all of the outstanding equity of Infobird Digital Technology (Beijing) Co., Ltd, or Infobird WFOE, which was established on May 20, 2020 under the laws of the PRC.

We, through the variable interest entity, or VIE, Beijing Infobird Software Co., Ltd, or Infobird Beijing, a PRC limited liability company, and through its subsidiaries, was principally engaged in developing and providing customer engagement cloud-based services. The officers of Infobird Beijing were (i) Yimin Wu, chairman of the board of directors and the chief executive officer of each of Infobird Beijing and Infobird Cayman; (ii) Hsiaochien Tseng, executive vice president of each of Infobird Beijing and Infobird Cayman; and (iii) Chunhsiang Chen, vice president of Infobird Beijing and chief technology officer and vice president of Infobird Cayman. The board of directors of Infobird Beijing consists of three individuals: (i) Yimin Wu; (ii) Bing Weng, a shareholder of Infobird Beijing and the sole director and shareholder of OmniConnect Limited, one of Infobird Cayman’s principal shareholders; and (iii) Dongliang Jiang, one of Infobird Cayman’s directors and the sole director and shareholder of Orbitchannel Limited, one of Infobird Cayman’s principal shareholders.

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

On May 12, 2023, we effected a 1-for-5 share consolidation of our ordinary shares pursuant to our fourth amended and restated memorandum and articles of association. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the share consolidation.

On August 11, 2023, Infobird Co., Ltd, a Cayman Island exempted company (the “Company”), entered into an equity transfer agreement (the “Agreement”) with CRservices Limited (“CRservices”), a Mahé Island limited company and a shareholder of the Company, pursuant to which, the Company agreed to sell all the issued shares of Infobird HK, a limited company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company, for a consideration of HK$10,000. Infobird HK owns 100% of the equity interests of Infobird WFOE, which, in turn, controls Infobird Beijing, the variable interest entity (the “VIE”) and its subsidiaries, through a series of contractual arrangements in the PRC. Infobird HK, through the VIE and its subsidiaries, is engaged in the SaaS business, providing AI-powered, or artificial intelligence enabled, customer engagement solutions in China, held substantially all of the assets of the Company and generated substantially all of the revenues of the Company prior to the Sale. Pursuant to the Agreement, upon execution of the Agreement, the Company will no longer be involved in the business operation of Infobird HK and relinquish all rights and interests in the allocation of Infobird HK’s property and profits. On August 11, 2023, the Sale was completed. After the Sale, we had no substantive operations other than holding all of the outstanding share capital of Inforbird Technologies Limited, or Inforbird Technologies, which was established in Hong Kong on July 12, 2023. Inforbird Technologies is also a holding company with no operations and do not hold any of the outstanding equity of an entity.

On November 15, 2023, we effected a 1-for-20 share consolidation of our ordinary shares pursuant to our fifth amended and restated memorandum and articles of association. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the share consolidation.

On March 4, 2024, we effected a 1-for-8 share consolidation of our ordinary shares pursuant to ordinary resolutions passed at the extraordinary general meeting of the Company held on February 20, 2024. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the share consolidation.

On May 2, 2024, we effected a capital reduction to reduce the par value of each of the then issued Consolidated Shares from US$4.00 to US$0.00001 by cancelling the paid-up capital of the Company to the extent of US$3.99999 on each of the then issued Consolidated Shares (the “Capital Reduction”). Immediately following the Capital Reduction, the Company sub-divided the balance of each unissued Consolidated Share in the authorized share capital of the Company into 400,000 ordinary shares with par value of US$0.00001 each in the share capital of the Company (the “Share Subdivision”). Immediately following the Capital Reduction and Share Subdivision, the authorized share capital of the Company was changed to US$50,000,000 divided into 5,000,000,000,000 ordinary shares of par value US$0.00001 each through the cancellation of excess authorized but unissued shares.

After the completion of the Sale on August 11, 2023, we, Infobird Cayman, are a Cayman Islands holding company, and we may rely principally on dividends and other distributions on equity paid by our subsidiaries for cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. As we conduct our operations in Hong Kong primarily through our subsidiary, our ability to pay dividends to the shareholders and to service any debt we may incur may depend upon dividends paid by our subsidiary. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends.

After the completion of the Sale on August 11, 2023, there have been no distributions or dividends by any of our direct or indirectly previously held subsidiaries to Infobird. During that same period, Infobird has not declared any dividends or made any distributions to its shareholders, including its U.S. investors, and we do not anticipate declaring a dividend in the foreseeable future. No assets other than cash are transferred within our organization. For more details, please see the section headed “Cash and Asset Flows through Our Organization After the Sale” above.

On April 22, 2021, we completed our initial public offering, and since April 20, 2021, our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “IFBD”.

Corporate Information

Our principal executive office is located at Room 706, 7/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Central, Hong Kong. Our telephone number is +852 3690 9227. Our registered office in the Cayman Islands is located at the office of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711.

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

B. Business Overview

Starting from July 19, 2023, we began moving our headquarters from Beijing to Hong Kong as part of our plan to expand globally. We formed Inforbird Technologies, through which we have commenced our operations in Hong Kong. As of the date of this prospectus supplement, we have moved our key technical staff in our Beijing office to our Hong Kong office and have recruited local staff in Hong Kong and will continue to hire additional staff to support our operations in Hong Kong. We plan to proactively expand our presence in the global market and cater to the diverse needs of our customers worldwide by establishing new offices in other key locations such as Singapore, other parts of Southeast Asia, and Europe. While we strive to retain existing clients by continuing to innovate our products and services, we intend to further expand our client base and increase our market share in the finance, real estate and hotel management and other SaaS scenarios with enhanced sales and marketing efforts. By shifting our focus to high-margin market segments, we aim to enhance our competitive advantages and generate a positive cash flow.

On August 11, 2023, the Company entered into the Agreement with CRservices, a Mahé Island limited company and a shareholder of the Company, pursuant to which, the Company agreed to sell all the issued shares of Infobird HK, for a consideration of HK$10,000. Infobird HK owns 100% of the equity interests of the WFOE, which, in turn, controls the VIE and its subsidiaries, through a series of contractual arrangements in the PRC Infobird HK, through the VIE and its subsidiaries, is engaged in the software-as-a-service, or SaaS business, providing AI-powered, or artificial intelligence enabled, customer engagement solutions in China, held substantially all of the assets of the Company and generated substantially all of the revenues of the Company prior to the Sale. Pursuant to the Agreement, upon execution of the Agreement, the Company will no longer be involved in the business operation of Infobird HK and relinquish all rights and interests in the allocation of Infobird HK’s property and profits. The sale was completed on the same day. Upon completion, the Company ceased to have any business operation in mainland China. As previously announced, in July 2023, the Company formed Inforbird Technologies Limited, a Hong Kong corporation and wholly owned subsidiary, through which the Company commenced operations in Hong Kong. As of this Annual Report, the Company has moved its key technical staff in the Beijing office to Hong Kong office and has recruited additional local staff in Hong Kong to support its operations in Hong Kong. The Company is working to develop its client base in Hong Kong and other parts of Southeast Asia, and Europe. The Company plans to proactively expand its presence in the global market and cater to the diverse needs of its customers worldwide by establishing additional offices in other key locations in Southeast Asia and Europe. The Company also plans to increase its market share in the finance, real estate and hotel management and other SaaS scenarios with enhanced sales and marketing efforts.

Recent Developments

On June 28, 2024, Infobird Co., Ltd entered into an equity acquisition agreement (the “Equity Acquisition Agreement”) with Shangri-La Trading Limited (the “Seller”), in a single transaction, to acquire 65% of the issued and outstanding equity of Pure Tech Global Limited at closing. The acquisition is expected to be closed in July 2024 and have not closed as at the date of this Annual Report, with the Company Pure Tech Global Limited, which in turn indirectly wholly controls Pinmu Century (Beijing) Marketing Technology Co., Ltd, a variable interest entity, and its subsidiaries (“Pinmu Century”). The aggregate purchase price for the equity acquisition was approximately $40.0 million, inclusive of transaction costs, and will be funded using the cash on hand of $33 million and a promissory note of $7 million. Pure Tech and its subsidiaries are a technology company specializing in digital advertising and marketing campaign for customers. With digital technology, Pure Tech develops effective and efficient online marketing strategies for customers. Based on the software and technology advantages built by years of research and development investments, as well as years of accumulated experience in digital marketing and intelligent customer service, our Group plans to vertically expands the market in the maternal and infant vertical field within the same industry, explores more customer opportunities, and enhances the company's value and competitiveness in the industry.

Regulations

After the completion of the Sale in August 2023, set forth is a summary of the most significant rules and regulations that affect our business in the material jurisdiction, Hong Kong.

Business registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”) requires that every person carrying on any business shall make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made or is deemed to be made under the BRO as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

Supply of services

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SOSO”) which aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a)	where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b)	where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the SOSO. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the SOSO, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Control of exemption clauses

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”), which aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise, among others, provides that:

(a)	under section 7, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons exclude or restrict his liability for death or personal injury resulting from negligence and in the case of other loss or damage, a person cannot exclude or restrict his liability for negligence except in so far as the term or notice satisfies the requirement of reasonableness.

(b)	under section 8, as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach, or (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him, or (iii) claim to be entitled in respect of the whole or any part of his contractual obligation, to render no performance at all, except in so far as the contract term satisfies the requirement of reasonableness.

(c)	under section 9, a person dealing as a consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract, except in so far as the contract term satisfies the requirement of reasonableness; and

(d)	under section 11, as against a person dealing as consumer, the liability for breach of the obligations arising under sections 15, 16 and 17 of the Sales of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) cannot be excluded or restricted by reference to any contract term, and as against person dealing otherwise than as consumer, the liability arising under sections 15, 16 and 17 of the Sales of Goods Ordinance can be excluded or restricted by reference to a contract term, but only in so far as the terms satisfy the requirement of reasonableness.

Sections 7, 8 and 9 of the CECO do not apply to, among others, any contract so far as it relates to the creation or transfer of a right or interest in any patent, trade mark, copyright, registered design, technical or commercial information or other intellectual property, or relates to the termination of any such right or interest.

In relation to a contract term, the requirement of reasonableness for the purpose of the CECO is satisfied only if the court or arbitrator determines that the term was a fair and reasonable one to be included having regarded to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the contract was made.

Employment

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer of an employee covered by the MPFSO must take all practicable steps to ensure that the employee becomes a member of a registered Mandatory Provident Fund (“MPF”) scheme. An employer who, without reasonable excuse, fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into full effect in Hong Kong on December 1, 1953, all applicable employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee covered by the MWO is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2019, the statutory minimum hourly wage rate is HK$37.5 (approximately US$4.8). Failure to comply with MWO constitutes an offence under EO.

Personal data protection

The data protection regime in Hong Kong is governed by the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), as amended, supplemented or otherwise modified from time to time.

The Data Protection Principles (“DPPs” or “DPP”), which form part of the PDPO, outline the obligations imposed by the PDPO on data users and how data users should collect, handle and use personal data, which are summarized below:

(a)	DPP1 (purpose and manner of collection): personal data should only be collected by fair means and for lawful purpose related to a function or activity of the data user, data collected should be necessary but not excessive, and the data subjects must be informed of the purpose of the collection.

(b)	DPP2 (accuracy and duration of retention): all personal data should be accurate and not kept any longer than is necessary for the fulfillment of the purpose for which the data is used.

(c)	DPP 3 (use of data): personal data should not be used for a different purpose unless with the consent of the data subject.

(d)	DPP 4 (data security): all practicable steps should be taken to protect the personal data collected against unauthorized or accidental access, processing, erasure, loss or use.

(e)	DPP 5 (openness and transparency): all practicable steps should be taken to ensure the public knows the kind of personal data held and the main purposes for holding it.

(f)	DPP 6 (access and correction): a data subject should be provided with the right to request access to and correction of their own personal data.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Commissioner”). A claim for compensation may also be made by a data subject who suffers damage by reason of a contravention of a requirement under the PDPO. When the Commissioner receives a complaint or has reasonable grounds to believe there may be a contravention of PDPO, the Commissioner may conduct an investigation. If the relevant data user is found to be in breach of the provisions under the PDPO after investigation, the Commissioner may issue an enforcement notice to the data user directing remedial and/or preventive steps to be taken. Contravention of an enforcement notice issued by the Commissioner is also an offence which may result in a maximum fine of $50,000 and imprisonment for two years, with a daily penalty of $1,000. Subsequent convictions can result in a maximum fine of $100,000 and imprisonment for 2 years, with a daily penalty of $2,000. The Commissioner may carry out criminal investigation and institute prosecution for offences under section 64 of the PDPO as well as certain relevant offences. Depending on the severity of the cases, the Commissioner will decide whether to exercise the prosecution power in his or her own name, or refer cases involving suspected commission of other offences to the Police or the Department of Justice for following up.

On the other hand, data subjects may also seek compensation by civil action from data users for damages caused by contravention of the PDPO.

Copyright and intellectual property

Pursuant to the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), a person may incur civil liability for “secondary infringement” if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner.

Pursuant to the Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) in order to enjoy protection by the laws of Hong Kong. Any use of the trade mark by third parties without the consent of the registered owner is an infringement of the trade mark.

Competition

The competition law in Hong Kong is primarily governed by the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”) which has been enacted since December 14, 2015 to (i) prohibit conduct that prevents, restricts or distorts competition in Hong Kong; (ii) prohibit mergers that substantially lessen competition in Hong Kong; and (iii) provide for incidental and connected matters. The Competition Ordinance prohibits restrictions on competition through three rules, namely, the First Conduct Rule, the Second Conduct Rule, and the Merger Rule.

The First Conduct Rule provides that an undertaking must not: (a) make or give effect to an agreement; (b) engage in a concerted practice; or (c) act as a member of an association of undertakings, or make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. The First Conduct Rule applies to an agreement, concerted practice or decision preventing, restricting or distorting competition in Hong Kong even if the agreement, decision or concerted practice is made outside of Hong Kong or if any party to the agreement, concerted practice, any undertaking or association of undertakings is outside Hong Kong.

The Second Conduct Rule provides that an undertaking having a substantial degree of market power in a market must not abuse that power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. Conducts under the Second Conduct Rule may constitute an abuse if it involves predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers. When determining whether an undertaking has a substantial degree of market power in a market, factors which may be taken into account for such determination include the market share of the undertaking, the undertaking’s power to make pricing and other decisions and any barriers to entry to competitors into the relevant market. As with the First Conduct Rule, the Second Conduct Rule also applies even if the undertaking engaging in the conduct is outside of Hong Kong or the conduct is engaged in outside of Hong Kong.

The Merger Rule prohibits undertakings from directly or indirectly carrying out a merger that has, or is likely to have, the effect of substantially reduce the level of competition in Hong Kong. This rule is only applicable to telecommunication carrier licensees. There is no general merger control regime in Hong Kong.

In Hong Kong, breach of the Competition Ordinance is not a criminal offence, except for providing false information and obstructing investigation by the Competition Commission. The Competition Commission (or the Communications Authority, for the telecommunications industry) is the principal law enforcement body. The Competition Tribunal is a specialized court within the Hong Kong High Court with the power to impose sanctions and order redress in cases brought before it by the Competition Commission or the Communications Authority. In general, the Competition Tribunal may impose financial and non-financial sanctions which include:

●	fines not exceeding 10% of the turnover obtained in Hong Kong for each year of infringement up to a maximum of 3 years

●	interim injunctions during investigations or proceedings

●	disqualification orders against directors for up to 5 years

●	disqualification orders against directors for up to 5 years

●	awards of damages to aggrieved parties as a result of the contravention

The Competition Ordinance has extraterritorial reach in that it applies to activities conducted outside Hong Kong if they have the object or effect of preventing, restricting or distorting competition in Hong Kong.

There is no standalone private action. Individuals who have suffered damages may bring a follow-on private action following the ruling by the Competition Tribunal.

C. Organizational Structure

The charts below summarize our corporate legal structure and identify our Group after the Sale in August 2023 and at the date of this Annual Report:

Name	Background	Ownership
Inforbird Technologies Limited	● A Hong Kong company ● Incorporated on July 12, 2023 ● Software developing for the provision of (SaaS)	100% owned by Infobird Co., Ltd
Lightyear Technology Pte. Ltd	● A Singapore company ● Incorporated on July 25, 2023 ● A holding company	100% owned by Infobird Co., Ltd
Guangnian Zhiyuan (Beijing) Technology Co., Ltd	● A PRC company ● Incorporated on July 6, 2023 ● Registered capital of $1,379,310 (RMB 10,000,000) ● Software developing for the provision of SaaS	100% owned by Inforbird Technologies Limited

D. Property, Plants and Equipment

Our principal executive office is located at Room 706, 7/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Central, Hong Kong, where we lease one unit, consisting of approximately 10 square meters of office space. We lease this unit under a monthly lease.

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

A. Operating results

Overview

On August 11, 2023, the Company entered into the “Agreement with CRservices, a Mahé Island limited company and a shareholder of the Company, pursuant to which, the Company agreed to sell all the issued shares of Infobird HK, for a consideration of HK$10,000. Infobird HK owns 100% of the equity interests of the WFOE, which, in turn, controls the VIE and its subsidiaries, through a series of contractual arrangements in the PRC Infobird HK, through the VIE and its subsidiaries, is engaged in the software-as-a-service, or SaaS business, providing AI-powered, or artificial intelligence enabled, customer engagement solutions in China, held substantially all of the assets of the Company and generated substantially all of the revenues of the Company prior to the Sale. Pursuant to the Agreement, upon execution of the Agreement, the Company will no longer be involved in the business operation of Infobird HK and relinquish all rights and interests in the allocation of Infobird HK’s property and profits. The sale was completed on the same day. Upon completion, the Company ceased to have any business operation in mainland China. As previously announced, in July 2023, the Company formed Inforbird Technologies Limited, a Hong Kong corporation and wholly owned subsidiary, through which the Company commenced operations in Hong Kong. As of this Annual Report, the Company has moved its key technical staff in the Beijing office to Hong Kong office and has recruited additional local staff in Hong Kong to support its operations in Hong Kong. The Company is working to develop its client base in Hong Kong and other parts of Southeast Asia, and Europe. The Company plans to proactively expand its presence in the global market and cater to the diverse needs of its customers worldwide by establishing additional offices in other key locations in Southeast Asia and Europe. The Company also plans to increase its market share in the finance, real estate and hotel management and other SaaS scenarios with enhanced sales and marketing efforts.

Key Factors that Affect Operating Results

Our management team monitors the following key operating metrics:

Customer concentration

Our customers are highly concentrated, and our revenue is highly affected by the number of our customers and the average revenue per customer. For the year ended December 31, 2023, two customers accounted for 64.3% and 35.7% of the Company’s total revenues, respectively. For the year ended December 31, 2022 and 2021, none of customer accounted for more than 10.0% of the Company’s total revenues. As of December 31, 2023, one customer accounted for 100.0% of the total balance of accounts receivable. As of December 31, 2022, none of customer accounted for more than 10.0% of the total balance of accounts receivable.

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

Key Components of Our Results of Operations

Revenues consist of revenues from software development.

As discussed in overview, we did not have any revenues generated during 2022 and 2021 for the continuing operations. We started our business outside of Mainland since the August 2023. All of revenues were generated from regions outside of Mainland China.

Impairment of due from discontinued operations

Impairment of due from discontinued operations consists of the expected credit loss of due from discontinued operations. We disposed the discontinued operations due to the terrible operations in China, and wanted to focus on the market outside of Mainland China. Based on our assessment of expected credit loss of the balance of due from discontinued operations, which had the risk of going concern, we decided to totally impairment the balance of due from discontinued operations by amount of $17.6 million.

Impact of Foreign Currency Fluctuation

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Results of Operations

Comparison of Years Ended December 31, 2023 and 2022 and Comparison of Years Ended December 31, 2022 and 2021

	For the Years Ended December 31,		2023 Change	For the Years Ended December 31,		2022 Change
	2023	2022	%	2022	2021	%

Revenues	$280,000	$—	100.0%	$—	$—	—%
Cost of revenues	125,271	—	100.0%	—	—	—%
Gross profit	154,729	—	100.0%	—	—	—%
General and administrative expenses	1,422,493	897,411	58.5%	897,411	797,334	12.6%
Allowance for credit losses	1,888,662	—	100.0%	—	—	—%
Loss from operations	(3,156,426)	(897,411)	251.7%	(897,411)	(797,334)	12.6%
Other income (expense), net	(18,282,360)	(1,637,911)	1,016.2%	(1,637,911)	165,713	(1,088.4)%
(Benefit)/Provision for income taxes	—	—	—%	—	—	—%
Net loss from continuing operations	$(21,438,786)	$(2,535,322)	745.6%	$(2,535,322)	$(631,621)	301.4%
Net income (loss) income from discontinued operations	18,570,629	(13,650,763)	(236.0)%	(13,650,763)	(13,594,292)	0.4%
Net loss	$(2,868,157)	$(16,186,085)	(82.3)%	$(16,186,085)	$(14,225,913)	13.8%

Revenues

Our total revenues for the years ended December 31, 2023, 2022 and 2021 were approximately $0.3 million, nil, and nil, respectively. We started our business focus on Hong Kong and other parts of Southeast Asia, and Europe in July and all of our revenues from continuing operation entities are from countries or regions outside of mainland China.

Cost of Revenues

Our cost of revenues for the years ended December 31, 2023, 2022 and 2021 was approximately $0.1 million, nil and nil, respectively. Our cost of revenues consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with our operations and product support.

Gross Profit

Our gross profit for the years ended December 31, 2023, 2022 and 2021 was approximately $0.2 million, nil and nil, respectively. The gross profit margin for the year ended December 31, 2023 was approximately 55.3%.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.5 million, or 58.5%, to approximately $1.4 million for the year ended December 31, 2023 from approximately $0.9 million for the year ended December 31, 2022. The increase was mainly due to our legal counsels and other third parties provide more services on our SEC filings and consultation fee of our sales of Infobird International Limited.

General and administrative expenses increased by approximately $0.1 million, or 12.6%, to approximately $0.9 million for the year ended December 31, 2022 from approximately $0.8 million for the year ended December 31, 2021. The slightly increase was mainly due to our legal counsels and other third parties provide more services on our SEC filings.

Allowance of credit losses

Our allowance of credit losses for the years ended December 31, 2023, 2022 and 2021 were approximately $1.9 million, nil and nil, respectively. The increase of allowance of credit losses increased by $1.9 million, or 100.0% from the year ended December 31, 2022. The increase was mainly due to our expectation of the receivables from our short-term buyers which we still not received as of the report date.

Other income (expense), net

Total other income (expenses), net were approximately $(18.3) million, $(1.6) million and $0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively.

For the year ended December 31, 2023, other expenses, net increased by approximately $16.6 million, or 1,016.2% compared to the year ended December 31, 2022. The increase was mainly due to the impairment of due from discontinued operations for about $17.6 million.

For the year ended December 31, 2022, other income, net changed to other expenses, net from year ended December 31, 2021. The change was approximately $1.8 million, which was primarily due to the imputed interest of convertible bonds converted to common shares occurred in December 2022 by amounted $1.3 million.

(Benefit of) provision for income taxes

We recorded income tax of nil for the years ended December 31, 2023, 2022 and 2021.

Net loss from continuing operations

Our net loss from continuing operations was approximately $21.4 million for the year ended December 31, 2023, increased by 18.9 million, or 745.6%, from net loss from continuing operations of approximately $2.5 million for the year ended December 31, 2022. Such change was the result of the combination of the changes as discussed above.

Our net loss from continuing operations was approximately $2.5 million for the year ended December 31, 2022, increased by 1.9 million, or 301.4%, from net loss from continuing operations of approximately $0.6 million for the year ended December 31, 2021. Such change was the result of the combination of the changes as discussed above.

Net income (loss) from discontinued operations

On August 11, 2023, we entered into an equity transfer agreement (the “Agreement”) with CRservices, a shareholder of the Company, pursuant to which, we agreed to sell all the issued shares of Infobird HK, a limited company incorporated under the laws of Hong Kong and a wholly owned subsidiary of us, for a consideration of HK$10,000. On the same day, we discontinued our SaaS services in the mainland of China. As a result, the result of operations for the our mainland China SaaS services business are reported as discontinued operations under the guidance of ASC 205.

Our net income from discontinued operations was approximately $18.6 million for the year ended December 31, 2023, changed by $32.2 million, or (236.0)%,   from net loss from discontinued operations of approximately $13.7 million for the year ended December 31, 2022. The change was primarily due to (i) the proceeds from the sale of discontinued operations by amount of $22.9 million, and(ii) the decrease of our discontinued operations’ scale during the year ended December 31, 2023.

Our net loss from discontinued operations was approximately $13.7 million for the year ended December 31, 2022, slightly increased by $0.1 million, or 0.4%, from net loss from discontinued operations of approximately $13.6 million for the year ended December 31, 2021. The increase in net loss was primarily due to the increase of interest expenses.

Net loss

Our net loss was approximately $2.9 million for the year ended December 31, 2023, decreased by $13.3 million, or 82.3%, from net loss of approximately $16.2 million for the year ended December 31, 2022. Such change was the result of the combination of the changes as discussed above.

Our net loss was approximately $16.2 million for the year ended December 31, 2022, increased by 2.0 million, or 13.8%, from net loss of approximately $14.2 million for the year ended December 31, 2021. Such change was the result of the combination of the changes as discussed above.

Cash equivalents and short-term investments

As of December 31, 2023, we had cash and cash equivalents as well as short-term investments in an aggregate amount of approximately $0.1 million, compared to approximately $6.9 million as of December 31, 2022.

B. Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. To date, we financed our operations through internally generated cash, short-term loans and payable from related parties and equity financing. Our working capital was approximately $5.4 million at December 31, 2023. We will not require any fund over the next twelve months upon issuance of this consolidated financial statements to operate at its current level, either from operating activities or funding.

If we are unable to realize its assets within the normal operating cycle of a twelve (12) month period, we may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from PRC banks and other financial institutions;
●	financial support from the Company’s related parties and shareholders; and
●	issuance of convertible debt.

Based on the above considerations, our management is of the opinion that it has sufficient funds to meet our working capital requirements and debt obligations as they become due over the next twelve (12) months.

The following summarizes the key components of our cash flows for the years ended December 31, 2023, 2022 and 2021:

	For the Years Ended December 31,
	2023	2022	2021
Net cash used in operating activities from continuing operations	$(5,335,062)	$(3,409,279)	$(11,676,840)
Net cash provided by (used in) operating activities from discontinued operations	2,615,101	(1,814,592)	4,137,605
Net cash used in investing activities from continuing operations	(47,387,762)	(4,800,000)	(6,926,226)
Net cash provided by (used in) investing activities from discontinued operations	14,054	(470,805)	(3,437,026)
Net cash provided by financing activities from continuing operations	52,567,008	5,794,924	21,226,982
Net cash (used in) provided by financing activities from discontinued operations	(2,997,269)	(255,827)	1,109,945
Effect of exchange rate change	(28,715)	(299,017)	176,449
Net change in cash	$(552,645)	$(5,254,596)	$4,610,889

Operating activities

Net cash used in operating activities from continuing operations was approximately $5.3 million for the year ended December 31, 2023, which was primarily attributable to net loss from continuing operations of approximately $21.4 million and various non-cash items of approximately $16.1 million, such as provision for allowance for doubtful account and imputed interest expense. The cash outflow was also attributable to the increase of due from discontinued operations by amount of $2.6 million during 2023.

Net cash used in operating activities from continuing operations was approximately $3.4 million for the year ended December 31, 2022, which was primarily attributable to net loss from continuing operations of approximately $2.5 million and the increase of due from discontinued operations by amount of $2.5 million during 2022.

Net cash used in operating activities from continuing operations was approximately $11.7 million for the year ended December 31, 2021, which was primarily attributable to net loss from continuing operations of approximately $0.6 million and the increase of due from discontinued operations by amount of $11.0 million during 2021.

Investing activities

Net cash used in investing activities was approximately $47.4 million for the year ended December 31, 2023 was attributable to the cash deposit in escrow account.

Net cash used in investing activities was approximately $4.8 million for the year ended December 31, 2022 was attributable to the cash deposit in escrow account.

Net cash used in investing activities was approximately $6.9 million for the year ended December 31, 2021. During 2021, we purchased $15.0 million of short term investments and redeemed approximately $8.1 million. Our short term investments are mainly wealth management products with underlying in bonds and equity funds. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values.

Financing activities

Net cash provided financing activities from continuing operations was approximately $52.6 million for the year ended December 31, 2023 and was primarily attributable to the proceeds from issuance of ordinary shares and convertible bonds in 2023, which were approximately $49.5 million and $2.9 million, respectively.

Net cash provided by financing activities from continuing operations was approximately $5.8 million for the year ended December 31, 2022 and was primarily attributable to the proceeds from issuance of convertible notes in 2022, which were approximately $5.0 million.

Net cash provided by financing activities from continuing operations was approximately $21.2 million for the year ended December 31, 2021 and was primarily attributable to the proceeds from our initial public offering, which amounted to $22.8 million.

Commitments and Contingencies

Capital expenditures

Our capital expenditures were incurred primarily in connection with payment of property and equipment and software. Our capital expenditures were nil for the year ended December 31, 2023 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance, bank loans and net proceeds from our F-3 offering.

Lease commitments

We have no commitment for leases under the remaining operating leases as of December 31, 2023 for the next five years.

Other commitments

On December 22, 2023, the Company entered into a securities purchase agreement (the “Agreement 6”) with certain accredited investors (the “Purchasers 6”), pursuant to which the Company agreed to issue 2.5% of the Commitment Amount divided by the closing price of the Ordinary Shares on the business day prior to the date of the SPA.

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

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include, but are not limited to, allowance for credit losses, standalone selling price of each distinct performance obligation in revenue recognition.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. Actual results could materially differ from these estimates.

Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meet the criteria in paragraph 205-20-45-1E to be classified as discontinued operations. When all of the criteria to be classified as discontinued operations are met, including management having the authority to approve the action and committing to a plan to sell the entity or the components, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from the balances of the continuing operations. At the same time, the results of discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

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

Revenue recognition policies for each type of revenue stream of continuing operations are as follow:

Revenue from business integration solution services

We generate revenue from development and sale of software license including (1) standard software and (2) customized software developed per customers’ specifications. Contract terms from each software development contract generally do not contain significant financing components or variable consideration.

Standard software is developed and offered as standard cloud-based services. We sold the license for standard software because some customers show obvious preference of software licensing over software-as-a-service, for reasons such as concerns about the safety of cloud-based services and potential higher price of subscription in total compared with one-time on-premise fee. Therefore, as part of our sales and market strategy, it offers licenses for its standard software to allow the customers to first start utilizing its products in their daily operation and then aim to evolve them to become subscribers with its standard cloud-based services to enjoy benefits of software upgrades and continued services. Licenses for standard software provide the customer with a right to use the software. Standard software licenses are typically made available to customers with immediate access to the software. We recognize revenue for these standard software licenses at the point in time when the customer has access and thus control over the software.

Customized software is software developed catering to the needs of specific customers who require initial customization or development of new solutions before subscription to our cloud-based services. For example, we have entered into a two-stage agreement to provide services to a municipal government agency to first develop an information technology system and customize and configure its cloud call center into the IT system, and then provide cloud-based services and charge subscription fees. Because the customized software we developed are to solve certain business pain points in a certain scenario within or across industries, once developed, it plans to further apply them in serving other customers that share similar needs and business models. We aim to replicate its initial customization and development and achieve economies of scale after it delivers its products to more customers within the same industry. Contract terms are generally less than one year. The design, development, and installation of the customized software is considered as one performance obligation as these promises are not separately identifiable as the customers do not obtain benefits from these services on its own. Our software development service contracts are generally recognized at a point in time when customer accepted the customized software with satisfactory testing result.

We generally provide limited warranties for work performed under its business integration solution contracts. At the time a sale is recognized, we record estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warrants are not service warranties separately sold by us. Generally, the estimated claim rates of warranty are based on actual warranty experience or our best estimate. As of December 31, 2023 and 2022, no accrued warranty liabilities were deemed necessary for both continuing and discontinued operations.

 Professional services and other revenues

We also generate revenue from software maintain services and other professional services where a separate contract is entered into with the customer when the customer needs the product or services.

The service revenue from data analysis service is recognized based on the service performed, an output measure, over the contractual period.

Other professional services consist primarily of technical consulting services. We recognize revenue ratably over the contractual period as the customer simultaneously receives and consumes the benefits as us perform.

Contract performance periods generally range from month to month, completion of service to half year. Contracts generally do not contain significant financing components or variable consideration.

Revenue recognition policies for each type of revenue stream of discontinued operations are as follow:

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

Other professional services primarily consist primarily of technical consulting services. We recognize revenue ratably over the contractual period as the customer simultaneously receives and consumes the benefits as we perform.

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

Cost of revenues

Cost of revenues consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with our operations and products and services support, third party service fees including cloud and data usage, hosting fees, and amortization and depreciation expenses associated with our capitalized software, platform system and hardware. In addition, cost of revenues also includes outsourcing contracted customer service representatives, customer surveys and allocated share costs, primarily including facilities, information technology and security costs.

Accounts receivable, and allowance for expected credit losses

Accounts receivables are stated at the historical carrying amount net of allowance for expected credit losses.

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after thirty (30) days from payment due date. The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2023 using a modified retrospective approach. The Company also adopted this guidance to notes receivable, advance to suppliers, other receivables and long-term prepayments. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

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

We also follow the provisions of FASB ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established using either the detail design approach or working model approach. Thereafter, until the product is released for sale, software development costs should be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. For the years ended December 31, 2023 and 2022, no software costs were capitalized due to the short timing between technological feasibility and release of software.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Hong Kong tax returns filed in 2023 are subject to examination by any applicable tax authorities.

Recent Accounting Pronouncements

See note 2 of our notes to the consolidated financial statements for a discussion of recently issued accounting standards.

C. Research and development, patents and licenses, etc.

Research and Development

After the Sale in August 2023, we had no substantive operations other than holding all of the outstanding share capital of Inforbird Technologies. We did not invest resources in research and development. For the year ended December 31, 2023, research and development expenses were spent by the disposed companies.

Intellectual Property

As of December 31, 2023, we did not hold any intellectual property rights. Our previous intellectual property rights were owned by the disposed companies.

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

E. Critical Accounting Estimates

See “Critical Accounting Policies and Estimates” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Room 706, 7/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Central, Hong Kong.

Name	Age	Position
Cheuk Yee Li	39	Chief Executive Officer, Chairman of the Board of Directors and Director
Yimin Wu	58	Director and President
Yiting Song (2)(3)	39	Director and Chief Financial Officer
Qian Qu (1)	39	Independent Director
Shaoyang E (1)(2)(3)	39	Independent Director

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

Board Diversity Disclosure

The following information was provided by our directors on a voluntary basis.

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices				Hong Kong
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country Law				No
Total Number of Directors				5
	Female	Male	Non-Binary	Did not disclose
Part I: Gender Identity
Directors	3	2	0	0
Part II: Demographic Background
Underrepresented			0
Individual in Home Country
LGBTQ+			0
Did Not Disclose			0
Demographic Background

B. Compensation

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals initially agreed to serve as our executive officers until November 27, 2024 Such terms have been automatically extended for twelve-month periods, and will continue to be so automatically extended, unless the agreements are terminated in accordance with their terms. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 60 days’ advance written notice. Each executive officer may resign at any time upon 60 days’ advance written notice.

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

Compensation of Director and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of approximately $0.1 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the calendar year ended December 31, 2023.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended December 31, 2023.

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

D. Employees

As of December 31, 2023, we had 11 full-time employees.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 for:

●	each person known to us to beneficially own 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 1,986,974  ordinary shares outstanding as of March 31, 2024.

On December 23, 2022, we issued the 2022 CB in the aggregate principal amount of US$6.25 million. On the same date of the 2022 CB issuance, the 2022 CB Holder elected to convert the 2022 CB at the conversion price of US$0.5, representing the floor price of the conversion price, resulting in the issuance of 12.5 million ordinary shares. On October 4, we issued the 2022 CB Holder in the aggregate principal amount of $2.78 million, and on the same day the 2022 CB Holder elected to convert the CB at the conversion price of US$0.5, representing the floor price of the conversion price, resulting in the issuance of 5.55 million ordinary shares. On December 21, we issued the 2022 CB Holder in the aggregate principal amount of $0.24 million, and on the same day the 2022 CB Holder elected to convert the CB at the conversion price of US$0.805, resulting in the issuance of 0.3 million ordinary shares. On December 27 and December 28, we issued the 2022 CB Holder  in the aggregate principal amount of $0.67 million, and on the same day the 2022 CB Holder elected to convert the CB at the conversion price of US$0.637, resulting in the issuance of an aggregate of 1,048,985 ordinary shares.

On February 28, 2023, we sold 3,846,000 Units at a per Unit price of $1.30. Each Unit comprises: (1) one ordinary share, par value US$0.005 per share, and (2) 0.65 of an Ordinary Share Warrant. In a concurrent private placement, we sold Private Warrants to purchase 2,884,500 ordinary shares.

On July 24, 2023, we sold an aggregate of 88,105,727 ordinary shares, par value $0.025 per share, at $0.3405 per share, to certain accredited investors.

On August 3, 2023, we sold an aggregate of 44,117,648 ordinary shares, par value $0.025 per share, at a purchase price per share of $0.34, to certain accredited investors.

On December 22, 2023, we entered into a securities purchase agreement with Fundex SPC-Fundora SP (“Fundex”), pursuant to which we may require Fundex to purchase up to $20,000,000 (the “Commitment Amount”) in ordinary shares plus 471,698 additional ordinary shares, par value $0.5 per share, of the Company, over a term that will commence on December 22, 2023, and will end on the earlier of (i) December 31, 2024 (the “Commitment Date”); (ii) the date on which Fundex shall have made payment for ordinary shares equal to the Commitment Amount (the “Commitment Period”); or (iii) written notice of termination by the Company to the Investor pursuant to the SPA.   On December 26,   2023 based on the securities purchase agreement, we sold an aggregate of 1,720,000 ordinary shares, par value $0.5 per share, at a purchase price per share of $0.6887, to certain accredited investors.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Infobird Co., Ltd, Room 706, 7/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Central, Hong Kong.

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and Executive Officers:
Cheuk Yee Li	—	—
Yiting Song	—	—
Yimin Wu(1)	1,815	0.091%
Shaoyang E	—	—
Qian Qu	—	—
All directors and executive officers as a group (5 persons)	1,815	0.091%

(1)	Represents 1,815 ordinary shares held directly by CRservices Limited. Yimin Wu, the chairman of our board of directors, is the sole director and shareholder of CRservices Limited. The registered address of CRservices Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Yimin Wu, the chairman of our board of directors, is the sole director and shareholder of CRservices Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CRservices Limited.

F. Disclosure of Action to Recover Erroneously Awarded Compensation

On October 23, 2023, the Board adopted a Clawback Policy that allows recovery of certain cash incentive payments and equity-based compensation provided to the Company’s current and former executive officers and such other senior executives/employees.

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

Subscription receivable

As of December 31, 2023 and 2022, the balance of subscription receivable were $1,184,676 and nil, respectively. The outstanding balance were the balance of net proceeds received on January 10, 2024 for the issuance of common shares to investors on December 28, 2023.

Due from related party

As of December 31, 2023 and 2022, the balance of due from related party were $1,279 and nil, respectively. The outstanding balance were the consideration of the Disposal of Infobird HK on August 11, 2023. The balances were fully received on April 10, 2024.

Due from discontinued operations, net

	December 31, 2023	December 31, 2022

Due from discontinued operations	$17,632,181	$14,013,927
Allowance for expected credit losses	$(17,632,181)	$—
Due from discontinued operations, net	$—	$14,013,927

After the Company disposed the discontinued operation entities, those entities continuing in the decline of the scale of operation and in the increase of operating losses, which made the Company suspected the going concern of the discontinued operation entities. During the year 2023, the Company totally impaired the balance due from discontinued operations by amount of $17,632,181.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in Hong Kong for our cash requirements, including any payment of dividends to our shareholders. Hong Kong regulations may restrict the ability of our Hong Kong subsidiary to pay dividends to us.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Memorandum and Articles of Association;

●	The Companies Act (Revised) of the Caymans Islands, which is referred to as the Companies Act below; and

●	Common law of the Cayman Islands.

As of the date of this Annual report, our authorized share capital is US$50,000,000 divided into 5,000,000,000,000 ordinary shares of US$0.00001   par value each.

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

E. Taxation

The following summary of the material Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

Foreign Financial Asset Reporting

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

Hong Kong Enterprise Taxation

Inforbird Technologies is incorporated in Hong Kong and was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2023/2024 and 2022/2023. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, Inforbird Technologies is not taxed on their foreign-sourced income. In addition, payments of dividends from, Inforbird Technologies to us are not subject to any withholding tax in Hong Kong.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, some of consolidated costs and expenses are denominated in RMB. Also, some of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB costs, expenses and liabilities as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

On May 12, 2023, we effected a 1-for-5 share consolidation of our ordinary shares pursuant to our fourth amended and restated memorandum and articles of association. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the share consolidation.

On November 15, 2023, we effected a 1-for-20 share consolidation of our ordinary shares pursuant to our fifth amended and restated memorandum and articles of association. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the share consolidation.

On March 4, 2024, we effected a 1-for-8 share consolidation of our ordinary shares pursuant to ordinary resolutions passed at the extraordinary general meeting of the Company held on February 20, 2024. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the share consolidation.

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

The following “Use of Proceeds” information relates to the Form 6-K (File No. 001-40301), in relation to our offering of 88,105,727 ordinary shares, par value $0.025 per share, at $0.3405 per share, to certain accredited investors pursuant to a securities purchase agreement dated July 24, 2023 (the “July 2023 Offering”). The gross proceeds raised from the July 2023 Offering were approximately $30,000,000.

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File No. 333-268993), together with the prospectus supplement dated August 4, 2023 in relation to our offering of 44,117,648 ordinary shares, par value US$0.025 per share, to certain accredited investors pursuant to a securities purchase agreement dated August 3, 2023 (the “August 2023 Offering”). The net proceeds raised from the August 2023 Offering were approximately $14.9 million, after estimated fees and expenses.   We used the net proceeds from the August 2023 Offering for funding global business expansion, working capital and general corporate purposes.

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File No. 333-268993), together with the prospectus supplement dated December 22, 2023 in relation to our offering of up to $20,000,000 ordinary shares plus 471,698 additional ordinary shares, par value $0.50 per share, to Fundex SPC-Fundora SP (“Fundex”) pursuant to a securities purchase agreement dated December 22, 2023 (the “December 2023 Offering”). The net proceeds raised from the December 2023 Offering will be up to $20.0 million in aggregate gross proceeds, after estimated fees and expenses, under the securities purchase agreement from sales of purchase notice shares to Fundex after the date of the prospectus supplement. We used the net proceeds from the August 2023 Offering for funding the expansion of our business, working capital and other general corporate purposes  .

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making its assessment, management used the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2023 based on the material weaknesses described below. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of auditing our consolidated financial statements for year ended December 31, 2023, seven material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States.

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

As we were in the process of implementing such remedial measures as of December 31, 2023, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics (“Code of Ethics”) applicable to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq rules. The full text of the Code of Business Conduct and Ethics is posted on our website at http://www.infobird.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We will provide a copy of the Code of Business Conduct and Ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, for the periods indicated.

	For the year ended December 31,
	2023	2022
Audit fees (1)	$520,000	$120,000
Audit-related fees	—	—
Total	520,000	120,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of WWC, P.C. on May 31, 2024

On May 31, 2024, the Company dismissed WWC, P.C. (“WWC”), as our independent registered public accounting firm, effective immediately, and appointed Audit Alliance LLP (“AA”) as our independent registered public accounting firm in connection with the audit of our consolidated financial statements as of December 31, 2023, effective as of May 31, 2024. The appointment of WWC was made after careful consideration and evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company.

From October 31, 2023 through May 31, 2023, (i) there was no audit report issued by WWC and WWC did not audit any financial statements and there were no disagreements between our Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of WWC would have caused WWC to make reference to the subject matter of the disagreements in connection with its reports, and (ii) there was no reportable event requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

We provided WWC with a copy of the disclosures under this Item 16F and requested from WWC a letter addressed to the SEC indicating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree. A copy of WWC’s letter is incorporated as Exhibit 16.1 by reference to the Form 6-K for June 2024 filed on June 3, 2024, stating WWC agrees with the statements made by us.

During the most recent fiscal year and any subsequent interim periods prior to the engagement of AA, neither we nor anyone on behalf of us has consulted with AA regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that AA concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

We provided Marcum Asia with a copy of the disclosures under this Item 16F and requested from Marcum Asia a letter addressed to the SEC indicating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree. A copy of Marcum Asia’s letter is incorporated as Exhibit 16.2 by reference to the Form 6-K for February 2023 filed on February 23, 2023, stating Marcum Asia agrees with the statements made by us.

During the fiscal year 2022 and any subsequent interim periods prior to the engagement of WWC, neither we nor anyone on behalf of us has consulted with WWC regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that WWC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.1 hereto.

ITEM 16K CYBERSECURITY

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry — Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.”

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group’s Chief Executive Officer are primarily responsible for assessing and managing our material risks from cybersecurity threats on a day-to-day basis and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Infobird Co., Ltd and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant currently in effect, adopted by way of a special resolution passed on November 15, 2023 (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on November 20, 2023)
1.2*	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant currently in effect, adopted by way of a special resolution passed on February 20, 2024 with effect from May 2, 2024
4.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234)) filed with the Securities and Exchange Commission on March 15, 2021)
4.2	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
4.3	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-251234)), originally filed with the Securities and Exchange Commission on December 9, 2020, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 30, 2021)
4.4	Form of Ordinary Share Warrant (incorporated by reference to Exhibit 99.2 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
4.5	Form of Private Warrant (incorporated by reference to Exhibit 99.3 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
10.1	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
10.2	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.3	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.4	Form of Independent Director Agreement between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.5	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)

10.6	Form of Securities Purchase Agreement by and between the Purchaser and the registrant, dated as of November 25, 2022 (incorporated by reference to Exhibit 4.11 from our report on Form 20-F (File No. 001-40301) filed with the Securities and Exchange Commission on May 1, 2023)
10.7	Form of Securities Purchase Agreement by and between the registrant and certain purchasers (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
10.8	Placement Agency Agreement by and between Maxim Group LLC and the registrant (incorporated by reference to Exhibit 99.5 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
10.9	Form of Securities Purchase Agreement, dated as of July 24, 2023, by and between Infobird Co., Ltd and the purchasers (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on July 28, 2023)
10.10	Form of Securities Purchase Agreement, dated as of August 3, 2023, by and between Infobird Co., Ltd and the purchasers (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on August 4, 2023)
10.11	English Translation of the Equity Transfer Agreement dated August 11, 2023, by and between Infobird Co., Ltd and CRservices Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on August 17, 2023)
10.12	Form of Securities Purchase Agreement, dated as of December 22, 2023, by and between Infobird Co., Ltd and the Investor (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on December 22, 2023)
10.13	Form of Equity Acquisition Agreement, dated as of June 28, 2024, by and between Infobird Co., Ltd and Shangri-La Trading Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on July 1, 2024)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
16.1	Letter from WWC, P.C. (incorporated by reference to Exhibit 16.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on June 3, 2024)
19.1*	Insider trading policy
21.1*	List of Subsidiaries
23.1*	Consent of WWC, P.C., Independent Registered Public Accounting Firm
23.2*	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on October 24, 2023)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOBIRD CO., LTD

By:	/s/ Cheuk Yee Li
Cheuk Yee Li
Chief Executive Officer

Date: July 11, 2024

 INFOBIRD CO., LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Infobird Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Infobird Co., Ltd and subsidiaries (the “Company”) as of December 31, 2023, the related statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for the years ended December 31, 2023 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of their operations and their cash flows for the years ended December 31, 2023 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

July 11, 2024

PCAOB ID Number 3487

We have served as the Company’s auditor since 2024.

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

San Mateo, California

May 1, 2023

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022

ASSETS
CURRENT ASSETS
Cash	$52,659	$209,561
Accounts receivable, net	180,000	—
Other receivables, net	5,223,235	—
Due from related party	1,279
Due from discontinued operations	—	14,013,927
Escrow, current	—	4,896,932
Prepayments	10,564	—
Short-term investment	—	6,704,029
Current assets of discontinued operations	—	1,563,009
Total current assets	5,467,737	27,387,458

OTHER ASSETS
Escrow	52,187,762	—
Other assets of discontinued operations	—	3,260,740
Total other assets	52,187,762	3,260,740

Total assets	$57,655,499	$30,648,198

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Other payables and accrued liabilities	$62,403	$—
Taxes payable	594	—
Current liabilities of discontinued operations	—	24,119,744
Total current liabilities	62,997	24,119,744

OTHER LIABILITIES
Other liabilities of discontinued operations	—	26,772
Total other liabilities	—	26,772

Total liabilities	$62,997	$24,146,516

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00001 par value, 5,000,000,000,000 shares authorized,1,342,999 and 23,867 issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	$13	$—
Subscription receivable	(1,184,676)	—
Additional paid-in capital	83,383,062	33,832,743
Statutory reserves	—	449,136
Accumulated deficits	(24,604,441)	(28,066,415)
Accumulated other comprehensive income	(1,456)	361,655
Total shareholders’ equity attributable to Infobird Co., Ltd	57,592,502	6,577,119

Non-controlling interests	—	(75,437)
Total equity	57,592,502	6,501,682

Total liabilities and equity	$57,655,499	$30,648,198

* Retroactively restated to reflect the Company’s 1-for-5 share consolidation effective on September 9, 2022, 1-for-5 share consolidation effective on May 15, 2023, 1-for-20 share consolidation effective on November 15, 2023, and 1-for-8 share consolidation effective on March 4, 2024 (combined as “Share Consolidation”) and the Capital Reduction and Reorganisation effective on May 2, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(LOSS)

	For the Years Ended
	December 31,	December 31,	December 31,
	2023	2022	2021

REVENUES	$280,000	$—	$—
COST OF REVENUES	125,271	—	—

GROSS PROFIT	154,729	—	—

OPERATING EXPENSES:
General and administrative	1,422,493	897,411	797,334
Allowance for credit losses	1,888,662	—	—

LOSS FROM OPERATIONS	(3,156,426)	(897,411)	(797,334)

OTHER INCOME (EXPENSE)
Interest income	1,366	—	—
Interest expense	(736,941)	(1,250,000)	—
Impairment of due from discontinued operations	(17,632,181)	—	—
Other (expense) income, net	85,396	(387,911)	165,713
Total other income (expense), net	(18,282,360)	(1,637,911)	165,713

LOSS BEFORE INCOME TAX EXPENSES	(21,438,786)	(2,535,322)	(631,621)

INCOME TAX EXPENSE	—	—	—

NET LOSS FROM CONTINUED OPERATIONS	(21,438,786)	(2,535,322)	(631,621)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of applicable income taxes	(4,287,657)	(13,650,763)	(13,594,292)
Net gain on sale of discontinued operations, net of applicable income taxes	22,858,286	—	—
NET PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	$18,570,629	$(13,650,763)	$(13,594,292)

NET LOSS	(2,868,157)	(16,186,085)	(14,225,913)

Less: Net loss attributable to noncontrolling interest from discontinuing operations	(291,626)	(919,106)	(353,681)

NET LOSS ATTRIBUTABLE TO INFOBIRD CO.,LTD	(2,576,531)	(15,266,979)	(13,872,232)

NET LOSS	(2,868,157)	(16,186,085)	(14,225,913)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	393,604	(237,046)	102,084

TOTAL COMPREHENSIVE LOSS	(2,474,553)	(16,423,131)	(14,123,829)

Less: Comprehensive loss attributable to noncontrolling interests from discontinuing operations	(282,920)	(925,589)	(349,769)

COMPREHENSIVE LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	$(2,191,633)	$(15,497,542)	$(13,774,060)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	393,572	7,192	5,855

LOSS PER SHARE
Basic and diluted	$(6.55)	$(2,122.77)	$(2,369.30)

* Retroactively restated to reflect the Share Consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Retained earnings		Accumulated
				Additional	(accumulated deficit)		other
	Ordinary shares		Subscription	paid-in	Statutory		comprehensive	Noncontrolling
	Shares*	Amounts	receivable	capital	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, January 1, 2021	4,750	$—	$—	$5,871,089	$437,549	$1,084,383	$494,046	$244,228	$8,131,295
Net income attributable to Infobird Co., Ltd	—	—	—	—	—	(13,872,232)	—	—	(13,872,232)
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	(353,681)	(353,681)
Issuance of ordinary shares and warrants in initial public offerings, net of issuance costs	1,594	—	—	20,797,244	—	—	—	—	20,797,244
Statutory reserve	—	—	—	—	11,587	(11,587)	—	—	—
Noncontrolling interest from acquisition	—	—	—	—	—	—	—	955,693	955,693
Share-based compensations for consulting services	18	—	—	140,467	—	—	—	—	140,467
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2022	5	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	98,172	3,912	102,084
BALANCE, December 31, 2021	6,367	$—	—	$26,808,800	$449,136	$(12,799,436)	$592,218	$850,152	$15,900,870
Net loss attributable to Infobird Co., Ltd	—	—	—	—	—	(15,266,979)	—	—	(15,266,979)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	(919,106)	(919,106)
CB convert to ordinary shares, net of issuance costs	15,625	—	—	6,250,000	—	—	—	—	6,250,000
Statutory reserve	—	—	—	—	—	—	—	—	—
PIPE, net of issuance costs	1,875	—	—	763,810	—	—	—	—	763,810
Share-based compensations for consulting services	—	—	—	10,133	—	—	—	—	10,133
Foreign currency translation adjustment	—	—	—	—	—	—	(230,563)	(6,483)	(237,046)
BALANCE, December 31, 2022	23,867	$—	—	$33,832,743	$449,136	$(28,066,415)	$361,655	$(75,437)	$6,501,682
Net loss attributable to Infobird Co., Ltd	—	—	—	—	—	(2,576,531)	—	—	(2,576,531)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	—	(291,626)	(291,626)
Issued ordinary shares under F3, net of issuance costs	4,808	—	—	4,522,313	—	—	—	—	4,522,313
Warrants convert to ordinary shares	3,125	—	—	—	—	—	—	—	—
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2023	77	—	—	—	—	—	—	—	—
Issued ordinary shares under F3, net of issuance costs	826,396	8	—	44,999,992	—	—	—	—	45,000,000
CB convert to ordinary shares, net of issuance costs	34,688	—	—	2,775,000	—	—	—	—	2,775,000
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2023	4,179	—	—	—	—	—	—	—	—
CB convert to ordinary shares, net of issuance costs	168,623	2	—	909,701	—	—	—	—	909,703
Issued ordinary shares under F3, net of issuance costs	215,000	2	(1,184,676)	1,184,674	—	—	—	—	—
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2024	62,236	1	—	(1)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	384,898	8,706	393,604
Deconsolidation of discontinued operations	—	—	—	(4,841,360)	(449,136)	6,038,505	(748,009)	358,357	358,357
BALANCE, December 31, 2023	1,342,999	$13	(1,184,676)	$83,383,062	$—	$(24,604,441)	$(1,456)	$—	$57,592,502

* Retroactively restated to reflect the Share Consolidation and the Capital Reduction and Reorganisation.

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Years Ended
	December 31,	December 31,	December 31,
	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,868,157)	$(16,186,085)	$(14,225,913)
Net profit/(loss) from discontinued operations	18,570,629	(13,650,763)	(13,594,292)
Net loss from continuing operations	(21,438,786)	(2,535,322)	(631,621)
Adjustments to reconcile net loss to net cash provided by operating activities:
(Gain)/Loss of investment	(84,634)	387,910	(165,713)
Allowance for expected credit losses	19,520,843	—	—
Imputed interest expense	736,941	1,250,000	—
Stock-base compensations for consulting service	—	10,133	140,467
Change in operating assets and liabilities
Accounts receivable	(180,000)	—	—
Other receivables	(323,235)	—	—
Prepayments	(10,367)	20,000	(20,000)
Other payables and accrued liabilities	61,846	—	—
Taxes payable	583	—	—
Due from discontinued operations	(3,618,253)	(2,542,000)	(10,999,973)
Net cash used in operating activities from continuing operations	(5,335,062)	(3,409,279)	(11,676,840)
Net cash provided by (used in) operating activities from discontinued operations	2,615,101	(1,814,592)	4,137,605
Net cash used in operating activities	(2,719,961)	(5,223,871)	(7,539,235)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash deposit in escrow account	(47,387,762)	(4,800,000)	—
Purchase of short-term investment	—	—	(15,000,000)
Proceeds for sale of short-term investment	—	—	8,073,774
Net cash used in investing activities from continuing operations	(47,387,762)	(4,800,000)	(6,926,226)
Net cash provided by (used in) investing activities from discontinued operations	14,054	(470,805)	(3,437,026)
Net cash used in investing activities	(47,373,708)	(5,270,805)	(10,363,252)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock under F3	49,522,314	—	—
Net proceeds from issuance of common stock in initial public offering	—	—	22,846,983
Payments of offering costs	—	—	(1,020,001)
Net proceeds from issuance of convertible bonds	2,947,762	5,000,000	—
Net proceeds from issuance of PIPEs	—	291,856	—
Refunds from escrow	96,932	503,068	—
Proceed from IPO placed in escrow	—	—	(600,000)
Net cash provided by financing activities from continuing operations	52,567,008	5,794,924	21,226,982
Net cash (used in) provided by financing activities from discontinued operations	(2,997,269)	(255,827)	1,109,945
Net cash provided by financing activities	49,569,739	5,539,097	22,336,927

EFFECT OF EXCHANGE RATE CHANGES	(28,715)	(299,017)	176,449

NET CHANGE IN CASH	(552,645)	(5,254,596)	4,610,889

CASH, beginning of period	1,038,819	6,293,415	1,682,526

CASH, end of period	$486,174	$1,038,819	$6,293,415

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	433,515	829,258	3,669,499

CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS	52,659	209,561	2,623,916

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Infobird Co., Ltd (“Infobird Cayman” or the “Company”) is a holding company incorporated on March 26, 2020 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Infobird International Limited (“Infobird HK”) established under the laws of Hong Kong on April 21, 2020, Lightyear Technology Pte. Ltd (“Lightyear Technology”), no substantive operations, established under the laws of Singapore on July 25, 2023, and Inforbird Technologies Limited (“Inforbird Technologies”) under the laws of Hong Kong on July 12, 2023.

Infobird HK is also a holding company holding all of the outstanding equity of Infobird Digital Technology (Beijing) Co., Ltd (“Infobird WFOE”) which was established on May 20, 2020 under the laws of the People’s Republic of China (“PRC” or “China”). The Company disposed Infobird HK and Infobird WFOE on August 11, 2023.

The Company, through its variable interest entity (“VIE”), Beijing Infobird Software Co., Ltd (“Infobird Beijing”), a PRC limited liability company established on October 26, 2001, and through its subsidiaries, is a software-as-a-service (“SaaS”) provider of innovative AI-powered (artificial intelligence enabled) customer engagement solutions in China. The Company primarily provides standard and customized customer relationship management cloud-based services, such as SaaS, and business process outsourcing (“BPO”), services to its clients. The Company disposed Infobird Beijing on August 11, 2023.

On October 17, 2013, Infobird Beijing established its 90.18% owned subsidiary, Guiyang Infobird Cloud Computing Co., Ltd (“Infobird Guiyang”), a PRC limited liability company. Infobird Guiyang also engages in software development and mainly provides BPO services to its customers. On June 20, 2012, Infobird Beijing established a 99.95% owned subsidiary, Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd) (“Infobird Anhui”), a PRC limited liability company. Infobird Anhui also engages in software development and mainly provides cloud services and technology solutions to customers. The Company disposed Infobird Guiyang and Infobird Anhui on August 11, 2023.

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

On December 2, 2021, Infobird Beijing completed its 51% acquisition of Shanghai Qishuo Technology Inc. (“Shanghai Qishuo”), a PRC limited liability company and a SaaS provider of big data analysis to retail stores aimed at operation improvement, for approximately $1.3 million (RMB 8.6 million). Shanghai Qishuo is a fast-growing provider of consumer product and retail store digitalization solutions. The Company disposed Shanghai Qishuo on August 11, 2023.

On May 31, 2022, Infobird Anhui completed its 100% acquisition of Hefei Weiao Information Technology Co., Ltd (“Anhui Weiao”), a PRC limited liability company owned VATS License with the business scope of “Nationwide Domestic Call Center Services” to improve our cloud-based services. The Company disposed Anhui Weiao on August 11, 2023.

On July 14, 2023, Infobird Cayman completed its 100% acquisition of Inforbird Technologies from an individual. Inforbird Technologies primarily provides standard and customized customer relationship management cloud-based services, such as SaaS, business process outsourcing (“BPO”), and AI software development services to its clients outside of the Mainland of China.

On July 6, 2023, Infobird HK established a 100% owned subsidiary, Guangnian Zhiyuan (Beijing) Technology Co., Ltd (“Guangnian Zhiyuan”), a PRC limited liability company primarily provides standard and customized customer relationship management cloud-based services, such as SaaS, business process outsourcing (“BPO”), and AI software development services to its clients. Infobird HK transferred its 100% interest of Guangnian Zhiyuan to Inforbird Technologies on August 1, 2023.

The accompanying consolidated financial statements reflect the activities of Infobird Cayman and each of the following entities

Name	Background	Ownership
Infobird International Limited (“Infobird HK”)	● A Hong Kong company ● Incorporated on April 21, 2020 ● A holding company	100% owned by Infobird Cayman *Disposed in August 2023
Infobird Digital Technology (Beijing) Co., Ltd (“Infobird WFOE”)	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on May 20, 2020 ● Registered capital of $15,000,000 (RMB 106,392,000) ● A holding company	100% owned by Infobird HK *Disposed in August 2023
Beijing Infobird Software Co., Ltd (“Infobird Beijing”)	● A PRC limited liability company ● Incorporated on October 26, 2001 ● Registered capital of $2,417,947 (RMB 16,624,597) ● Software developing that provides software as a service (SaaS)	VIE of Infobird WFOE *Disposed in August 2023
Guiyang Infobird Cloud Computing Co., Ltd (“Infobird Guiyang”)	● A PRC limited liability company ● Incorporated on October 17, 2013 ● Registered capital of $1,777,645 (RMB 12,222,200) ● Software developing that provides software as a service (SaaS)	90.18% owned by Infobird Beijing *Disposed in August 2023
Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd) (“Infobird Anhui”)	● A PRC limited liability company ● Incorporated on June 20, 2012 ● Registered capital of $1,454,440 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	99.95% owned by Infobird Beijing *Disposed in August 2023
Shanghai Qishuo Technology Inc. (“Shanghai Qishuo”)	● A PRC limited liability company ● Incorporated on April 10, 2014 ● Registered capital of $156,922 (RMB 1,000,000) ● Software developing that provides software as a service (SaaS)	51% owned by Infobird Beijing *Disposed in August 2023
Hefei Weiao Information Technology Co., Ltd (“Anhui Weiao”)	● A PRC limited liability company ● Incorporated on May 25, 2018 ● Registered capital of $1,439,325 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	100% owned by Infobird Anhui *Disposed in August 2023
Inforbird Technologies Limited (“Inforbird Technologies”)	● A Hong Kong company ● Incorporated on July 12, 2023 ● Software developing that provides software as a service (SaaS)	100% owned by Infobird Co., Ltd
Lightyear Technology Pte. Ltd (“Lightyear Technology”)	● A Singapore company ● Incorporated on July 25, 2023 ● A holding company	100% owned by Infobird Co., Ltd
Guangnian Zhiyuan (Beijing) Technology Co., Ltd (“Guangnian Zhiyuan”)	● A PRC company ● Incorporated on July 6, 2023 ● Registered capital of $1,379,310 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	100% owned by Inforbird New HK

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

As of December 31, 2023, all entities, under control through VIE agreements, on longer consolidated due to the dispose in August 2023. For the financial information related to the discontinued operations please refer to Note 4. Discontinued Operations

Note 2 – Summary of significant accounting policies

Liquidity

In assessing liquidity, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations.

Historically, the Company finances its operations through internally generated cash, short-term loans and payable from related parties and equity financing. As of December 31, 2023, the Company’s working capital was approximately $5.4 million at December 31, 2023. The Company will not require any fund over the next twelve months upon issuance of this audited consolidated financial statements to operate at its current level, either from operating activities or funding.

If the Company is unable to realize its assets within the normal operating cycle of a twelve (12) month period, the Company may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from PRC banks and other financial institutions;

●	financial support from the Company’s related parties and shareholders; and

●	Issuance of convertible debt.

Based on the above considerations, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and debt obligations as they become due over the next twelve (12) months.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include, but are not limited to, allowance for credit losses, standalone selling price of each distinct performance obligation in revenue recognition.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. Actual results could materially differ from these estimates.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $(1,456) and $361,655 as of December 31, 2023 and 2022, respectively. The balance sheet amounts of discontinued operations, with the exception of equity at August 11, 2023 and December 31, 2022 were translated at 7.2367 RMB and 6.8972 RMB, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of discontinued operations and comprehensive loss from January 1, 2023 to August 11, 2023 and for the years ended December 31, 2022, and 2021 were 6.9775RMB, 6.7290 RMB, and 6.4508 RMB to $1, respectively. The balance sheet amounts of continuing operations, with the exception of equity at December 31, 2023 were translated at 7.0999 RMB. The equity accounts were stated at their historical rate. The average translation rates applied to statement of continuing operations and comprehensive loss from July 6, 2023* to December 31, 2023 were 7.2346 RMB to $1, respectively Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

*Guangnian Zhiyuan is the only company using RMB as the functional currency in the continuing operation entities, and starting operating on July 6, 2023.

Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meet the criteria in paragraph 205-20-45-1E to be classified as discontinued operations. When all of the criteria to be classified as discontinued operations are met, including management having the authority to approve the action and committing to a plan to sell the entity or the components, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from the balances of the continuing operations. At the same time, the results of discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. See Note 4 – Discontinued operations.

Cash

Cash consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three (3) months.

Accounts receivable, and allowance for expected credit losses

Accounts receivables are stated at the historical carrying amount net of allowance for expected credit losses.

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after thirty (30) days from payment due date. The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2023 using a modified retrospective approach. The Company also adopted this guidance to other receivables, due from related party, due from discontinued operations and escrows. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for expected credit losses and corresponding receivables were written off when they are determined to be uncollectible.

Other receivables and allowance for expected credit losses

Other receivables primarily include the receivables from sales of our short-term investment to the third party, and others, other receivables is short-term in nature. Other receivables is reviewed periodically to determine whether its carrying value has become impaired. The Company uses credit loss method to estimate the allowance for the questionable balances.

Short term investments

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity products. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income. Gain (loss) from short term investments for the years ended December 31, 2023, 2022 and 2021 amounted to $84,634, $(387,910) and $165,713,  respectively.

Escrow

In connection with the closing of the Company’s initial public offering in April 2021, $600,000 of the net proceeds received from the initial public offering was deposited in an escrow account, and the Company is restricted to withdraw therefrom, for twenty-four months after the closing date of the initial public offering. As of December 31, 2023 and 2022, the balance of the escrow account related to IPO was nil and $96,932, respectively.

In connection with the Company’s convertible notes and issuance of common shares under F-3 in 2023 and 2022, the net proceeds received from the convertible notes and parts of issuance of common shares under F-3 was deposited in a third party’s escrow account as the required by the investor. As of December 31, 2023 and 2022, the net balance of the escrow account related to convertible notes and issuance of common shares amounted to $52,187,762 and $4,800,000, respectively. The Company uses credit loss method to estimate the allowance for the questionable balances.

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

Financial assets and liabilities of the Company primarily consist of cash, other receivables, accounts receivable, due from related party, due from discontinued operations, escrows, short-term investment and other payables and accrued liabilities. As of December 31, 2023 and 2022, the carrying values of these financial assets and liabilities approximate their fair values due to the short-term nature.

Noncontrolling Interests

The Company’s noncontrolling interests represent the minority shareholders’ ownership interests related to the Company’s subsidiaries, including 0.05% for Infobird Anhui for the years ended December 31, 2022, 9.82% for Infobird Guiyang for the years ended December 31, 2022 and 49% for Shanghai Qishuo for the year ended December 31, 2022. As of December 31, 2023, None of noncontrolling interests recognized. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the consolidated statement of operations and comprehensive loss as allocations of the total income or loss for the year between noncontrolling interests holders and the shareholders of the Company.

All of non-controlling interests were from discontinued operation entities, which consist of the following:

	December 31,	December 31,
	2023	2022

Infobird Guiyang	$—	$(225,387)
Infobird Anhui	—	(167)
Shanghai Qishuo	—	150,117
Total	$—	$(75,437)

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

Revenues - continuing operations are generated from business integration solution services revenue.

(1) Business Integration Solution Services Revenue

The Company generates revenue from development and sale of software license for customized software developed per customers’ specifications. Contract terms from each software development contract generally do not contain significant financing components or variable consideration.

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

The Company generally provides limited warranties for work performed under its business integration solution contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warrants are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. As of December 31, 2023 and 2022, no accrued warranty liabilities were deemed necessary for both continuing and discontinued operations.

Revenues - discontinued operations are generated from (1) customized cloud-based services, (2) standard cloud-based services, (3) BPO services, (4) software development, and (5) professional services and other.

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

Other professional services primarily consist of technical consulting services. The Company recognizes revenue ratably over the contractual period as the customer simultaneously receives and consumes the benefits as the Company performs.

Contract performance periods generally range from month to month, completion of service to one year, and payment terms are generally prepaid to 30 days. Contracts generally do not contain significant financing components or variable consideration.

Contract balances

The Company records receivables related to revenue when it has an unconditional right to invoice and receive payment.

The Company invoices its customers for its services on a monthly basis. Deferred revenue consists primarily of customer billings made in advance of performance obligations being satisfied and revenue being recognized. The Company’s disaggregated revenue streams are summarized and disclosed in Note 13.

Cost of revenues

Cost of revenues from continuing operation entities consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support.

Cost of revenues from discontinued operation entities consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support; third party service fees including cloud and data usage, hosting fees and amortization and depreciation expenses associated with capitalized software, platform system and hardware. In addition, cost of revenues also include cost of hardware, outsourcing contracted customer service representatives, customer surveys, contracted software development costs and allocated shared costs, primarily including facilities, information technology and security costs.

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

Value added taxes

Revenue represents the invoiced value of service, net of value added tax (“VAT”). The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded as VAT payable if output VAT is larger than input VAT and is recorded as VAT recoverable if input VAT is larger than output VAT. All of the VAT returns filed by the Company’s subsidiaries in China have been and remain subject to examination by the tax authorities for five years from the date of filing.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2023 and 2022 are subject to examination by any applicable tax authorities.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to INFOBIRD CO., LTD divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2022 and 2021, there were no dilutive shares.

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

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The Company evaluated its warrants and determined the warrants are indexed to the Company’s own stock as the warrants do not contain any exercise contingencies, the warrants’ settlement amount equals the difference between the fair value of the Company’s common stock price and the warrant contract strike price and the only variables which could affect the settlement amount would be inputs to the fair value for a fixed-for-fixed option on equity shares. The Company also analyzed ASC 815-40-25 to determine whether the warrant contracts should be classified in stockholders’ equity in the Company’s statements of financial condition and concluded that the warrant contracts meet all of the criteria for classification as equity as the Company is not required to net settle. Based on this analysis, the Company determined the warrant contracts should be classified as equity.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are PRC government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans occurred in continuing operation entities, which were $13,016, nil and nil for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). On November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company adopted this guidance on January 1, 2023, and the adoption did not have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 – Variable interest entity

On May 27, 2020, Infobird WFOE entered into the Contractual Arrangements with Infobird Beijing. The significant terms of these Contractual Arrangements are summarized in “Note 1 – Nature of business and organization” above. As a result, the Company classifies Infobird Beijing as a VIE which should be consolidated till the dispose occurred in August, 2023, based on the structure as described in Note 1.

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

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows, included in assets and liabilities from discontinued operations items:

	December 31, 2023	December 31, 2022

Current assets	$—	$1,504,164
Other assets	—	9,008,407
Total assets	—	10,512,571
Total liabilities	—	(27,769,551)
Net assets	$—	$(17,256,980)

	December 31, 2023	December 31, 2022

Current liabilities:
Accounts payable	$—	$428,049
Bank loans - current	—	3,548,242
Other payables and accrued liabilities	—	1,134,344
Due to related parties	—	53,671
Other payable - intercompany	—	16,448,028
Deferred revenue	—	5,437,499
Lease liabilities	—	39,861
Taxes payable	—	653,085
Total current liabilities	—	27,742,779
Bank loans - noncurrent	—	18,170
Lease liabilities - noncurrent	—	8,602
Total liabilities	$—	$27,769,551

The summarized operating results of the VIEs are as follows, included in net loss from discontinued operations and net loss attributable to noncontrolling interest from discontinuing operations:

	For the period ended August 11, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021

Operating revenues*	$3,173,124	$6,093,457	$9,894,064
Gross profit	1,575,941	2,566,055	2,520,414
Loss from operations	(4,121,315)	(13,046,004)	(13,932,990)
Net loss	$(4,310,491)	$(13,224,939)	$(13,836,367)
Net loss attributable to INFOBIRD CO., LTD	(4,018,865)	(12,305,833)	(13,482,686)
Net loss attributable to non-controlling interest	(291,626)	(919,106)	(353,681)

*	During the year ended December 31, 2023, 2022 and 2021, Operating revenues include $583,302, $601,777 and $342,984 intercompany revenue to Infobird WFOE, respectively.

Note 4 — Discontinued Operations

In August 11, 2023, the Company discontinued its SaaS services in the Mainland of China. On August 11, 2023, Infobird Co., Ltd, a Cayman Island exempted company (the “Company”), entered into an equity transfer agreement (the “Agreement”) with CRservices Limited (“CRservices”), a Mahé Island limited company and a shareholder of the Company, pursuant to which, the Company agreed to sell all the issued shares of Infobird HK, a limited company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company, for a consideration of HK$10,000. On the same day, the Company discontinued its SaaS services in the Mainland of China.

As a result, the result of operations for the Company’s Mainland SaaS services business are reported as discontinued operations under the guidance of ASC 205.

Reconciliation of the carrying amounts of major classes of assets and liabilities from discontinued operations in the consolidated balance sheets as of December 31, 2022 is as follow:

Carrying amounts of major classes of assets included as part of discontinued operations of Infobird HK, Infobird WFOE, Infobird Beijing, Infobird Guiyang, Infobird Anhui, Shanghai Qishuo and Anhui Weiao:

December 31,
2022

CURRENT ASSETS:
Cash	$829,258
Accounts receivable, net	402,309
Other receivables, net	99,405
Due from related parties	29,983
Prepayments and other current assets	202,054
Total current assets of discontinued operations	1,563,009

OTHER ASSETS:
Property and equipment, net	153,516
Right-of-use assets	52,813
Long-term deposits, net	18,993
Intangible assets, net	2,556,761
Goodwill	478,657
Total other assets of discontinued operations	3,260,740

Total assets of discontinued operations	$4,823,749

Carrying amounts of major classes of liabilities included as part of discontinued operations of Infobird HK, Infobird WFOE, Infobird Beijing, Infobird Guiyang, Infobird Anhui, Shanghai Qishuo and Anhui Weiao:

December 31,
2022

CURRENT LIABILITIES:
Account payable	$3,216,364
Bank loans - current	3,548,242
Other payables and accrued liabilities	1,134,345
Due to related parties	53,671
Due to Infobird Cayman	14,013,927
Deferred revenue	1,460,249
Taxes payable	653,085
Lease liabilities - current	39,861
Total current liabilities of discontinued operations	24,119,744

OTHER LIABILITIES:
Bank loans - noncurrent	18,170
Lease liabilities - noncurrent	8,602
Total other liabilities of discontinued operations	26,772

Total liabilities of discontinued operations	$24,146,516

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2023, 2022 and 2021.

	For the Year Ended
	December 31,	December 31,	December 31,
	2023	2022	2021

REVENUES	$2,589,823	$5,505,734	$9,641,080
COST OF REVENUES	1,603,887	3,527,402	7,373,652

GROSS PROFIT	985,936	1,978,332	2,267,428

OPERATING EXPENSES:
Selling	607,424	3,368,714	3,828,835
General and administrative	954,576	6,142,730	5,152,995
Research and development	922,343	3,323,361	3,269,680
Long-live assets impairment	2,602,589	2,631,019	3,692,047
Total operating expenses	5,086,932	15,465,824	15,943,557

LOSS FROM OPERATIONS	(4,100,996)	(13,487,492)	(13,676,129)

OTHER INCOME (EXPENSE)
Interest income	1,296	2,994	9,135
Interest expense	(33,682)	(1,450,707)	(317,402)
Other (expense) income, net	(154,275)	1,206,793	(514,162)
Total other income (expense), net	(186,661)	(240,920)	(205,895)

LOSS FROM DISCONTINUED OPERATIONS BEFORE INCOME TAXES	(4,287,657)	(13,728,412)	(13,470,234)

GAIN ON THE SALE OF DISCONTINUED OPERATIONS BEFORE INCOME TAXES	22,858,286	—	—

TOTAL INCOME(LOSS) FROM DISCONTINUED OPERATIONS BEFORE INCOME TAXES	18,570,629	(13,728,412)	(13,470,234)

INCOME TAX EXPENSE(BENEFIT)	—	(77,649)	124,058

INCOME(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	18,570,629	(13,650,763)	(13,594,292)

Note 5 — Short term investments

Short term investments consist of the following:

	Carrying Value at December 31, 2023	Fair Value Measurement at December 31, 2023
		Level 1	Level 2	Level 3
Short term investments	$—	$—	$—	$—

	Carrying Value at December 31, 2022	Fair Value Measurement at December 31, 2022
		Level 1	Level 2	Level 3
Short term investments	$6,704,029	$—	$—	$6,704,029

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity and debt products. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values. Gain (loss) from short term investments for the years ended December 31, 2023, 2022 and 2021 amounted to $84,634, $(387,910) and $165,713, respectively. In June 2023, the Company sold the investment to a third party at the fair value of the date, and still not received the consideration, which included in “other receivables, net” in consolidated balance sheets, and impaired by amount of $1,888,662 as of December 31, 2023 due to the management assessment of expect losses.

Note 6 – Other receivables, net

Other receivables, net consist of the following:

	December 31, 2023	December 31, 2022

Receivables from sales of short-term investment	$6,788,662	$—
Others	323,235	—
Total other receivables	$7,111,897	$—
Allowance for expected credit losses	(1,888,662)	—
Total other receivables, net	$5,223,235	$—

The Company does not require collateral for other receivables. The Company maintains an allowance for its doubtful accounts receivable due to estimated credit losses, and all the allowance for credit losses are accrued directly to the receivables from sales of short-term investment. The Company records the allowance against bad debt expense through the consolidated statements of operations, included in allowance for credit losses, up to the amount of receivables recognized to date. Receivables are written off and charged against the recorded allowance when the Company has exhausted collection efforts without success.

Note 7 – Escrow

	December 31, 2023	December 31, 2022

Escrow from IPO	$—	$96,932
Escrow from other financing activities	52,187,762	4,800,000
Total escrow	$52,187,762	$4,896,932
Allowance for expected credit losses	—	—
Total Escrow, net	$52,187,762	$4,896,932

In 2023, the company decided to use the amount of escrow account for locking the acquisition targets, and the Company signed the Agreements with the targets in June 2024. As of December 31, 2023 and 2022, the net balance of the escrow account related to convertible notes and issuance of common shares amounted to $52,187,762 and $4,800,000, respectively.

Note 8 – Related party balances and transactions

Subscription receivable

As of December 31, 2023 and 2022, the balance of subscription receivable were $1,184,676 and nil, respectively. The outstanding balance were the balance of net proceeds received on January 10, 2024 for the issuance of common shares to investors on December 28, 2023.

Due from related party

As of December 31, 2023 and 2022, the balance of due from related party were $1,279 and nil, respectively. The outstanding balance were the consideration of the Disposal of Infobird HK on August 11, 2023. The balance were fully received on April 10, 2024.

Due from discontinued operations, net

	December 31, 2023	December 31, 2022

Due from discontinued operations	$17,632,181	$14,013,927
Allowance for expected credit losses	(17,632,181)	—
Due from discontinued operations, net	$—	$14,013,927

After the Company disposed the discontinued operation entities, those entities continuing in the decline of the scale of operation and in the increase of operating losses, which made the Company suspected the going concern of the discontinued operation entities. During the year 2023, the Company totally impaired the balance due from discontinued operations by amount of $17,632,181.

Note 9 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Infobird HK and Inforbird Technologies are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Infobird HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Infobird WFOE, Infobird Beijing, Infobird Anhui, Infobird Guiyang, Shanghai Qishuo, Anhui Weiao, and Guangnian Zhiyuan are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Infobird Beijing maintained the “high-tech enterprise” tax status which is validated until October 2023, which reduced its statutory income tax rate to 15%. Infobird Guiyang qualifies for 15% preferential income tax rate for enterprises whose core business is one of the industrial projects listed in the Catalogue of Encouraged Industries in western regions of China.

In addition, 75% of research and development expenses of Infobird Beijing, Infobird Anhui, Infobird Guiyang, Shanghai Qishuo, and Anhui Weiao are subject to additional deduction from pre-tax income while such deduction cannot exceed the total amount of pre-tax income.

Tax savings for the years ended December 31, 2023, 2022 and 2021 amounted to nil, nil and $(1,353,778) respectively, with the 10% preferential tax rate reduction and additional deduction of 75% of research and development expenses.

The Company’s basic and diluted earnings per shares would have been lower by nil, nil and $(231.22) per share for the years ended December 31, 2023, 2022 and 2021 respectively, without the preferential tax rate reduction and research and development expenses reduction.

Income tax (credits)/expenses for the years ended December 31, 2023, 2022 and 2021 amounted to nil, $(77,649) and $124,058, respectively.

Significant components of the provision for income taxes for the continuing operations are nil for all of three years ended December 31, 2023, 2022 and 2021.

Significant components of the provision for income taxes for the discontinued operations are as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021

Current income tax expenses	$—	$—	$—
Deferred income tax expenses/(credit)	—	(77,649)	124,058
Total income tax expenses/(credit)	$—	$(77,649)	$124,058

The following table reconciles China statutory rates to the Company’s effective tax rate of discontinued operations:

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021

China statutory income tax rate	25%	25%	25%
Preferential tax rate reduction	(9.6)%	(8.4)%	(9.7)%
75% of research and development expenses deduction	—	—	0.1%
Tax rate difference outside of PRC	—	(3.4)%	(1.3)%
Change in valuation allowance	(15.3)%	(12.6)%	(16.5)%
Permanent difference	(0.1)%	(0.1)%	1.5%
Effective tax rate	—	0.5%	(0.9)%

Deferred tax assets and liabilities – China

Significant components of deferred tax assets and liabilities of continued operations were as follows:

	December 31,	December 31,
Deferred tax assets:	2023	2022

Net operating loss carryforward	$19,551	$—
Deferred tax assets	19,551	—
Deferred tax liabilities:
Change in valuation allowance	(19,551)	—
Deferred tax assets (liabilities), net	$—	$—

Non-current deferred tax assets	$—	$—
Non-current deferred tax liabilities	—	—
Deferred tax (liabilities) assets, net	$—	$—

The Company had net operating loss (NOL) carryforward of approximately $0.1 million and nil from the Company’s PRC and Hong Kong subsidiaries as of December 31, 2023 and 2022, respectively. As the Company believes it is more likely than not that its PRC and Hong Kong operations will not be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC and Hong Kong, the Company provided 100% allowance on deferred tax assets net of deferred tax liabilities of approximately $0.0 million and nil related to PRC and Hong Kong subsidiaries as of December 31, 2023 and 2022, respectively.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of capitalized development costs. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended December 31, 2023, 2022, and 2021. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve (12) months from December 31, 2023.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31, 2023	December 31, 2022

VAT taxes payable	$—	$457,395
Income taxes payable	—	188,425
Other taxes payable	594	7,265
Total taxes payable	$594	$653,085
Less: taxes payable - discontinued operations	—	653,085
Taxes payable - continuing operations	$594	$—

Note 10 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash in bank. As of December 31, 2023 and 2022, $4,718 and nil were deposited with financial institutions located in the PRC, respectively. Deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $70,000 (RMB 500,000). As of December 31, 2023 and 2022, nil and nil are over the China deposit insurance limit which is not covered by insurance, respectively. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023 and 2022, cash balance of $47,941 and $209,561 was maintained at financial institutions in Hong Kong, of which nil and $145,219 was subject to credit risk, respectively.

HK$500,000 (approximately $64,000) of the Company’s short term investment in Hong Kong is protected by the Investor Compensation Fund. As of December 31, 2023 and 2022, nil and approximately $6.7 million of the Company’s investment is subject to credit risk.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon the factors surrounding the credit risk of specific customers.

 Customer concentration risk

For the year ended December 31, 2023, two customers accounted for 64.3% and 35.7% of the Company’s total revenues, respectively. For the year ended December 31, 2022 and 2021, none of customer accounted for more than 10.0% of the Company’s total revenues.

As of December 31, 2023, one customer accounted for 100.0% of the total balance of accounts receivable. As of December 31, 2022, none of customer accounted for more than 10.0% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2023, 2022, and 2021 none of vendor accounted for more than 10.0% of the Company’s total purchases.

As of December 31, 2023 and 2022, none of vendor accounted for more than 10.0% of the total balance of accounts payable.

Note 11 – Equity

Ordinary shares

Infobird Cayman was established under the laws of the Cayman Islands on March 26, 2020 and 19,000,000 ordinary shares were issued on the same day.

On April 22, 2021, the Company completed its initial public offering (“IPO”) of 6,250,000 ordinary shares, par value $0.001 per share, and on June 8, 2021, issued 125,000 ordinary shares pursuant to the underwriter’s partial exercise of its over-allotment option in connection with the IPO, at a public offering price of $4 per share, which resulted in net proceeds to the Company of approximately $20.8 million after deducting underwriting discounts and commissions and other expenses.

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

On February 28, 2023, the Company issued 3,846,000 units (each, a “Unit”) at a per Unit price of $1.30. Each Unit comprises: (1) one ordinary share, and (2) 0.65 of a warrant to purchase one ordinary share. In a concurrent private placement we also sold unregistered warrant to purchase 2,884,500 ordinary shares. The net proceeds of this offering was $4,522,314. On February 28, 2023, the Company issued 3,846,000 ordinary shares.

Upon execution of 1-for-5 Share Consolidation in May 2023, the Company recognized additional 12,321 shares of ordinary share due to round up.

On May 31, 2023, the Company issued 499,980 shares of ordinary shares for the exercise of the warrants issued on February 28, 2023.

On July 24, 2023, the Company entered into a securities purchase agreement (the “Agreement 4”) with certain accredited investors (the “Purchasers 4”), pursuant to which the Company agreed to sell to the Purchasers 4 an aggregate of 88,105,727 ordinary shares. The net proceeds from the transactions were $30,000,000, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.

On August 3, 2023, the Company entered into a securities purchase agreement (the “Agreement 5”) with certain purchasers listed on the signature pages thereto (the “Purchasers 5”), in connection with the offer and sale (the “Offering”) of an aggregate of 44,117,648 ordinary shares of the Company. The net proceeds from the transactions were $15,000,000, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and will be used for working capital and general corporate purposes.

On October 4, 2023, the Company issued $2,220,000 convertible note at eighty percent of the face value to a certain purchaser (the “Purchaser 6”). On the same day, all of the issued convertible note was converted into common shares at conversion price of US$0.5 for 5,550,000 shares.

Upon execution of 1-for-20 Share Consolidation in November 2023, the Company recognized additional 33,434 shares of ordinary share due to round up.

From December 21, 2023 to December 28, 2023, the Company issued $727,762 convertible note at eighty percent of the face value to some purchasers (the “Purchasers 7”). On the same day, all of the issued convertible note was converted into common shares at conversion price of US$0.67 for 1,348,985 shares.

On December 22, 2023, the Company entered into a securities purchase agreement (the “Agreement 6”) with certain accredited investors (the “Purchasers 6”), pursuant to which the Company agreed to sell to the Purchasers 6 an aggregate of 1,720,000 ordinary shares on December 28, 2023. The net proceeds from the transactions were $1,184,676, after deducting certain fees due to the placement agent and the Company’s transaction expenses, and not received as of December 31, 2023.

Upon execution of 1-for-8 share consolidation in March, 2024, the Company recognized additional 62,236 shares of ordinary share due to round up, and retroactively restated the financial statement, which impacted the basic and diluted loss per share changed from 0.82 to 6.55.

On May 2, 2024, the Company effected a capital reduction to reduce the par value of each of the then issued Consolidated Shares from US$4.00 to US$0.00001 by cancelling the paid-up capital of the Company to the extent of US$3.99999 on each of the then issued Consolidated Shares. Immediately following the Capital Reduction, the Company sub-divided the balance of each unissued Consolidated Share in the authorized share capital of the Company into 400,000 ordinary shares with par value of US$0.00001 each in the share capital of the Company. Immediately following the Capital Reduction and Share Subdivision, the authorized share capital of the Company was changed to US$50,000,000 divided into 5,000,000,000,000 ordinary shares of par value US$0.00001 each through the cancellation of excess authorized but unissued shares, which impacted the ordinary shares capital changed from $5,371,996 to $13, and additional paid-in capital changed from 78,011,079 to 83,383,062.

As a result, the Company had 5,000,000,000,000 authorized ordinary shares, par value $0.00001 per share, of which 1,342,999 and 23,867 shares were issued and outstanding as of December 31, 2023 and 2022, respectively.

Subscription receivable

In connection with the sale of 1,720,000 ordinary shares on December 28, 2023, the Company received the net proceeds from the investors on January 10, 2024 by amount of $1,184,676.

Warrants

In connection with the IPO, on April 22, 2021, the Company issued warrants to purchase 625,000 ordinary shares at $5 per share, are exercisable upon issuance and will expire on March 31, 2026 which is five years from the effective of the registration statement. As of December 31, 2023, the Company had warrants to purchase 156 ordinary shares outstanding with an exercise price of $16,000 per share (Upon the 1-for-5 Share Consolidation On September 9, 2022, 1-for-5 Share Consolidation in May 2023, 1-for-20 Share Consolidation in November 2023 and 1-for-8 Share Consolidation in March 2024, the warrants have retroactively restated) and remaining lives of 2.25 years.

In connection with the issuance of Unit in February 28, 2023, the Company issued warrants to purchase 5,384,400 ordinary shares at $1.3 per share by negotiated with the investor, with cashless conversion conditions, are exercisable upon issuance and will expire on August 31, 2028 which is five years and 6 months from effective of the issuance date. On May 31, 2023, the purchasers exercised part of the warrants to convert to 499,980 ordinary shares, after consideration of 1-for-5 Share Consolidation in May 2023 under the cashless considerations. As of December 31, 2023, the Company had warrants to purchase 3,606 ordinary shares outstanding with an exercise price of $1,040 per share ((Upon the 1-for-5 Share Consolidation On September 9, 2022, 1-for-5 Share Consolidation in May 2023, 1-for-20 Share Consolidation in November 2023 and 1-for-8 Share Consolidation in March 2024, the warrants have retroactively restated) and remaining lives of 4.67 years.

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2023:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2020	156	$16,000.0
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2021	156	16,000.0
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2022	156	16,000.0
Issued	6,731	1,040.0
Exercised	3,125	1,040.0
Expired	—	—
Warrants outstanding, as of December 31, 2023	3,762	$1,661.4

Warrants exercisable, as of December 31, 2023	3,762	$1,661.4

Share-based compensation

During the year ended December 31, 2021, the Company granted 70,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period. For the year ended December 31, 2023, 2022, and 2021, share-based compensation expenses was amounted to nil, $10,133, and $140,467, respectively. As of December 31, 2023, the share-based compensations had been fully amortized by the Company.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Infobird WFOE, Infobird Beijing, Infobird Anhui, Infobird Guiyang, Shanghai Qishuo, Anhui Weiao, and Guangnian Zhiyuan (collectively “Infobird PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Infobird PRC entities.

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

As a result of the foregoing restrictions, Infobird PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Infobird PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023 and 2022, amounts restricted are the paid-in-capital, registered capital and statutory reserves of Infobird PRC entities, which amounted to nil and $19.3 million, respectively.

Statutory reserves

During the years ended December 31, 2023, 2022 and 2021, Infobird PRC entities collectively attributed nil, nil, and $11,587 of retained earnings for their statutory reserves, respectively.

Note 12 – Commitments and contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited interim condensed consolidated financial statements.

Other commitments

On December 22, 2023, the Company entered into a securities purchase agreement (the “Agreement 6”) with certain accredited investors (the “Purchasers 6”), pursuant to which the Company agreed to issue 2.5% of the Commitment Amount divided by the closing price of the Ordinary Shares on the business day prior to the date of the SPA.

Note 13 – Segment information and revenue analysis

The Company follows ASC 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to each segment and evaluating their performances. The Company has one reporting segment. The Company’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company and hence the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues are derived from the PRC and Hong Kong.

Disaggregated information of revenues from discontinued operations by business lines are as follows:

	For the year ended December 31,
	2023	2022	2021

Standard cloud-based services	$879,873	$2,100,610	$1,982,328
BPO services	1,092,397	2,001,452	2,261,998
Business integration services	422,605	1,326,009	4,076,446
Other revenues	194,948	77,663	1,320,308
Total revenues	$2,589,823	$5,505,734	$9,641,080

Disaggregated information of revenues from continuing operations by business lines are as follows:

	For the year ended December 31,
	2023	2022	2021

Standard cloud-based services	$—	$—	$—
BPO services	—	—	—
Business integration services	280,000	—	—
Other revenues	—	—	—
Total revenues	$280,000	$—	$—

Disaggregated information of revenues by geography are as follows:

	For the year ended December 31,
	2023	2022	2021

Mainland China*	$2,589,823	$5,505,734	$9,641,080
Outside Mainland China	280,000	—	—
Total revenues	$2,869,823	$5,505,734	$9,641,080

*	All of revenues collected from Mainland China were derived from discontinued operations for the year ended December 31, 2023, 2022 and 2021.

Note 14 – Subsequent Events

The following subsequent events were evaluated on July 11, 2024, the date the financial statements were issued.

On January 8, 2024, pursuant to the Agreement 6, the Company agreed to sell to this purchaser 2,040,000 shares of common stock for a consideration of $1,020,000. From January 26, 2024 to January 28, 2024, the Company issued 2,040,000 shares to this purchaser.

On January 10, 2024, the Company received $1,184,676 for shareholders to pay for of outstanding balance of subscription receivable as of December 31, 2023.

On February 12, 2024, pursuant to the Agreement 6, the Company agreed to sell to this purchaser 2,640,000 shares of common stock for a consideration of $3,490,720. On February 14, 2024, the Company issued 2,640,000 shares to this purchaser.

On March 4, 2024, the Company effected the 1-for-8 Share Consolidation of its ordinary shares pursuant to the Company’s second amended and restated memorandum and articles of association. The Company has retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the Share Consolidation.

On May 2, 2024, the Company effected a capital reduction to reduce the par value of each of the then issued Consolidated Shares from US$4.00 to US$0.00001 by cancelling the paid-up capital of the Company to the extent of US$3.99999 on each of the then issued Consolidated Shares. immediately following the Capital Reduction, the Company shall sub-divide the balance of each unissued Consolidated Share in the authorised share capital of the Company into 400,000 ordinary shares with par value of US$0.00001 each in the share capital of the Company. immediately following the Capital Reduction and Share Subdivision, the authorized share capital of the Company be changed to US$50,000,000 divided into 5,000,000,000,000 ordinary shares of par value US$0.00001 each through the cancellation of excess authorized but unissued share.

On June 28, 2024, the Company entered into an equity acquisition agreement (the “Equity Acquisition Agreement”) with Shangri-La Trading Limited (the “Seller”), in a single transaction, to acquire 65% of the issued and outstanding equity of Pure Tech Global Limited at closing. The acquisition is expected to be closed in July 2024, with the Company Pure Tech Global Limited, which in turn indirectly wholly controls Pinmu Century (Beijing) Marketing Technology Co., Ltd, a variable interest entity, and its subsidiaries (“Pinmu Century”). The aggregate purchase price for the equity acquisition was approximately $40.0 million, inclusive of transaction costs, and will be funded using the cash on hand of $33 million and a promissory note of $7 million. The impact of this acquisition will be reflected in the financial statements for the period ending after the acquisition date.