Form 20-F
period 2024-12-31
Infobird Co., Ltd
filed 2025-04-10
CIK 1815566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.00001 per share	IFBD	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, there were 5,456,974 ordinary shares issued and outstanding, par value $0.00001 per ordinary share.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“Acquisitions” refers to (i) the equity acquisition agreement and an amendment to the Equity Acquisition Agreement entered with Shangri-La Trading Limited, dated June 28, 2024 and July 31, 2024, respectively, pursuant to which, the Company agreed to acquire 65% of the issued and outstanding equity of Pure Tech Global Limited for a consideration of $40.0 million, and the transaction closed on November 22, 2024, and (ii) the equity acquisition agreement entered with One One Business Limited, dated December 6, 2024, pursuant to which, the Company agreed to acquire 32% of the issued and outstanding equity of Pure Tech Global Limited for a consideration of $25.7 million , and the transaction closed on December 20, 2024.

●	“Beijing Suowangda” refers to Beijing Suowangda Technology Development Co., Ltd, a company established under the laws of the PRC and a wholly-owned subsidiary of Guangnian Zhiyuan;

●	“Guangnian Zhiyuan” refers to Guangnian Zhiyuan (Beijing) Technology Co., Ltd, a company established under the laws of the PRC and a wholly-owned subsidiary of Inforbird Technologies;

●	“HK$” refers to Hong Kong dollars, the legal currency of Hong Kong;

●	“Infobird Cayman,” the “Company,” “we,” “us” and “our” refer to Infobird Co., Ltd, a holding company incorporated as an exempted company with limited liability under the laws of the Cayman Islands, and its subsidiaries, Infor bird Technologies, Lightyear Technology, Guangnian Zhiyuan, Beijing Suowangda, Pure Tech and Pure Meida, and its variable interest entities, Pinmu Century and Zhenxi Brand;

●	“Infobird HK” refers to Infobird International Limited, a holding company established under the laws of Hong Kong and a wholly-owned subsidiary of Infobird Cayman;

●	“Infobird WFOE” refers to Infobird Digital Technology (Beijing) Co., Ltd., a company established under the laws of the PRC and a wholly-owned subsidiary of Infobird HK;

●	“Infobird Beijing”, the “variable interest entity” or the “VIE” refers to Beijing Infobird Software Co., Ltd., a company established under the laws of the PRC and a variable interest entity of Infobird WFOE;

●	“Infobird Guiyang” refers to Guiyang Infobird Cloud Computing Co., Ltd, a company established under the laws of the PRC and a 90.18% owned subsidiary of Infobird Beijing;

●	“Infobird Anhui” refers to Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd), a company established under the laws of the PRC and a 99.95% owned subsidiary of Infobird Beijing;

●	“Inforbird Technologies” refers to Inforbird Technologies Limited, a holding company established under the laws of Hong Kong and a wholly-owned subsidiary of Infobird Cayman;

●	“Legacy Business” refers to the software-as-a-service, or SaaS, provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China business which the Company and its subsidiaries were principally engaged in prior to the Sale;

●	“Lightyear Technology” refers to Lightyear Technology PTE. Ltd., a holding company established under the laws of Singapore and a wholly-owned subsidiary of Infobird Cayman;

●	“mainland China” refers to the PRC (excluding Hong Kong, Macau and Taiwan);

●	“New Business” refers to digital advertising and marketing campaign provider for the provision of end-to-end digital advertising solutions which the Pure Tech and its subsidiaries were principally engaged in prior to the Acquisitions;

●	“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan.

●	“Pinmu Century” refers to Pinmu Century (Beijing) Marketing Technology Co., Ltd, a company established under the laws of the PRC and is the variable interest entity of Pure Media ;

●	“Pure Tech” refers to Pure Tech Global Limited., a holding company established under the laws of British Virgin Islands and a 97% owned subsidiary of Infobird Cayman ;

●	“Pure media” refers to Pure Media Limited, a holding company established under the laws of Hong Kong and a wholly owned subsidiary of Pure Tech ;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“Sale” refers to the equity transfer agreement entered with CRservices Limited, a Mahé Island limited company and a shareholder of the Company, pursuant to which, the Company agreed to sell all the issued shares of Infobird HK for a consideration of HK$10,000. Infobird HK owns 100% of the equity interests of Infobird WFOE, which, in turn, controls Infobird Beijing and its subsidiaries, through a series of contractual arrangements in the PRC;

●	“Shanghai Qishuo” refers to Shanghai Qishuo Technology Inc., a company established under the laws of the PRC and a 51% owned subsidiary of Infobird Beijing;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“Zhenxi Brand” refers to Zhenxi Brand marketing Consulting (Shanghai) Centre, a company established under the laws of the PRC and is a variable interest entity of Pure Media ; and

●	“$,” “US$” or “U.S. Dollars” refers to the legal currency of the United States.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Entities located in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated into U.S. dollars at the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York as of the balance sheet dates, the statements of income are translated using the average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Translation adjustments included in accumulated other comprehensive income (loss) amounted to $(63,809) and $(1,456) as of December 31, 2024 and 2023, respectively. The balance sheet amounts of discontinued operations, with the exception of equity at August 11, 2023 were translated at 7.2367 RMB. The equity accounts were stated at their historical rate. The average translation rates applied to statement of discontinued operations and comprehensive loss from January 1, 2023 to August 11, 2023 and for the years ended December 31, 2022 were 6.9775RMB and 6.7290 RMB to $1, respectively. The balance sheet amounts of continuing operations, with the exception of equity at December 31, 2024 and 2023 were translated at 7.2993 RMB and 7.0999 RMB, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of continuing operations and comprehensive loss for the years ended December 31, 2024 and from July 6, 2023 to December 31, 2023 were 7.1957 RMB and 7.2346 RMB to $1, respectively Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

Infobird Cayman is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries and through contractual arrangements with the VIE based in China, and this structure involves unique risks to investors. Infobird Cayman and its subsidiaries have no equity ownership in the VIE or the VIE’s subsidiaries. We, Infobird Cayman, conduct our operations in China through (i) our subsidiaries, and (ii) the VIE with which we have maintained contractual arrangements and its subsidiaries in China. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. We, Infobird Cayman, are a holding company registered in the Cayman Islands. To comply with PRC laws and regulations, we conduct our business in China mainly through the VIE and its subsidiaries, based on a series of contractual arrangements by and among the VIE, and the VIE’s shareholders, or the Contractual Arrangements. Investors in Infobird Cayman’s ordinary shares may never hold equity interests in the Chinese operating companies but instead hold equity interests in Infobird Cayman, which is a holding company incorporated in the Cayman Islands.

The Contractual Arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the Contractual Arrangements. In addition, the Contractual Arrangements have not been tested in a court of law, including in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We conduct our business through Pinmu Century   by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.” This structure involves unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to the Contractual Arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including that the PRC regulatory authorities could disallow the variable interest entity structure. These risks could result in a material change in our operations and/or a material change in the value of the securities, including that it could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We conduct our business through Pinmu Century   by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.”

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

Furthermore, substantially all of our assets and operations are located in China  . Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese government may exercise significant oversight and discretion over offerings that are conducted overseas and the conduct of our business, may intervene in or influence our operations at any time, and may exert more control over foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” and “Item 3. Key Information-D. Risk Factors—Risks Related to Doing Business in China—We are based in, and our operations are located in, China through our subsidiaries, the VIE and its subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.”

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

VIE contractual arrangements

Equity ownership

Investors in Infobird Cayman’s ordinary shares are not purchasing equity interest in operating entities in China but instead are   purchasing equity interest in a Cayman Islands holding company. Infobird Cayman is not a Chinese operating company, but is instead a Cayman Islands holding company. Our operations are conducted in China through our subsidiaries and Pinmu Century, which is considered a variable interest entity for accounting purposes, and its subsidiaries. The Contractual Arrangements, including powers of attorney, exclusive business cooperation agreement, equity interest pledge agreements, exclusive option agreements and spousal consent letters, have been entered into by and among the VIE and the VIE’s shareholders. As a result of the Contractual Arrangements, we, through Pure Media, have economic rights and exercise control over the VIE and are considered the primary beneficiary of the VIE for accounting purposes, and, accordingly we have consolidated the VIE’s operations and financial results into our consolidated financial statements. For more details of the Contractual Arrangements, see “Item 4. Information on the Company—A. History and Development of the Company—Contractual Arrangements.”

Our affiliation with Pinmu Century is managed through the Contractual Arrangements, which agreements may not be as effective in providing us with control over Pinmu Century and its subsidiaries as direct ownership in controlling entities organized in the PRC, which often hold the licenses necessary to conduct business in the PRC. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the PRC. If Pinmu Century fails to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief and claiming damages. There is a risk that we may be unable to obtain any of these remedies, which could affect our investors and the value of their investment. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements. Thus, the Contractual Arrangements may be less effective than direct ownership and we may incur substantial costs to enforce the terms of the Contractual Arrangements. See “Item 4. Information on the Company—C. Organizational Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.” In addition, such Contractual Arrangements have not been tested in a court of law, including China courts, and we may face challenges enforcing these Contractual Arrangements due to legal uncertainties and jurisdictional limits, and thus there are uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to the Contractual Arrangements with the VIE and its shareholders. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We conduct our business through Pinmu Century by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.”

The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Our business is conducted through Pinmu Century, which is considered a VIE for accounting purposes, and we, through Pure Media, are considered the primary beneficiary of Pinmu Century for accounting purposes, thus enabling us to consolidate Pinmu Century’s operations and financial results in our consolidated financial statements. Infobird Cayman and Pure Tech were established as the holding companies of Pure Media. Pure Media is the primary beneficiary for accounting purposes of Pinmu Century and its subsidiaries. All of these entities are under common control which results in the consolidation of Pinmu Century and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. Pure Media is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Pinmu Century because it has both of the following characteristics: (1) the power to direct activities at Pinmu Century that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Pinmu Century that could potentially be significant to such entity.

In the event that in the future Pinmu Century, currently a VIE, no longer meets the definition of a VIE under applicable accounting rules or Infobird Co., Ltd is no longer deemed the primary beneficiary for accounting purposes, we would not be able to consolidate line-by-line Pinmu Century’s operations and financial results in our consolidated financial statements for reporting purposes. For more details, see “Item 3. Key Information—D Risk Factors—Risks Related to Our Corporate Structure—We may not be able to consolidate the operations or financial results of some of our affiliated companies or such consolidation could materially and adversely affect our operating results and financial condition.”

Further, the Contractual Arrangements have not been tested in a court of law, including in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We conduct our business through Pinmu Century   by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.”

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

Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2024 and 2023 have been audited by Audit Alliance LLP (“AA”). AA is an independent registered public accounting firms headquartered in the United States and is among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include our former auditor, WWC, or our current auditor, AA. As of the date of the annual report, our listing is not affected by the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our ordinary shares is prohibited under the HFCAA because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares and trading in our ordinary shares could be prohibited. obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties. Should Hong Kong or PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. If the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, investors may be deprived of the benefits of such inspection which could result in limitation or restriction of our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China Prior to the Completion of the Sale —The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.” Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2024 and 2023 have been audited by Audit Alliance LLP (“AA”). AA is an independent registered public accounting   firm headquartered in the United States and are among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include any of our former auditors, WWC, or our current auditor, AA. As of the date of the annual report, we are affected by the HFCAA, and related regulations. However, the recent developments would add uncertainties to our continued listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our Class A Ordinary Shares is prohibited under the HFCAA because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited.

In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.”

Permissions Required for Our Operations in China

We conduct our business in China through our subsidiaries and the Current VIEs. We are required to obtain certain permissions from the PRC authorities to operate, issue securities to foreign investors, and transfer certain data. The PRC government has exercised, and may continue to exercise, substantial influence or control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be undermined if our subsidiaries or the Current VIEs are not able to obtain or maintain approvals to operate in China. The central or local governments could impose new, stricter regulations or interpretations of existing regulations that could require additional expenditures, and efforts on our part to ensure our compliance with such regulations or interpretations. To operate our general business activities currently conducted in mainland China, each of the Current VIEs is required to obtain a business license from the local counterpart of the State Administration for Market Regulation, or SAMR. Each of the Current VIEs has obtained a valid business license from the local SAMR, and no application for any such license has been denied. In addition, the Current VIEs are also required to obtain insurance agency operating licenses pursuant to the PRC laws. As of the date of this annual report, we and the Current VIEs have received all requisite permits, approvals and certificates from the PRC government authorities to conduct our business operations in China. To our knowledge, no permission or approval has been denied or revoked. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot be certain that relevant policies in this regard will not change in the future, which may require us or our subsidiaries or Current VIEs to obtain additional licenses, permits, filings or approvals for conducting our business in the PRC. If we or our subsidiaries or Current VIEs do not receive or maintain required permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, we may be subject to governmental investigations or enforcement actions, fines, penalties, suspension of operations, or be prohibited from engaging in relevant business or conducting securities offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

x

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

Cash and Asset Flows through Our Organization

Pure Media, the VIEs and its consolidated subsidiaries, or investors transfer funds through our organization under the applicable PRC laws and regulations. To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of us, our subsidiaries, or the VIE to transfer cash. As of the date of this annual report, none of Infobird Cayman, its subsidiaries, the VIEs or their subsidiaries has written cash management policies or procedures in place that dictate how funds are transferred. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

Transfer between Infobird Cayman and Pure Media

Our holding company, Infobird Cayman, and Hong Kong subsidiary, Pure Media, or the Non-PRC Entities, there is no restriction on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to U.S. investors. Also, there are no restrictions or limitations on the abilities of the Non-PRC Entities to distribute earnings from the businesses, including the subsidiaries and/or the consolidated VIE, to Infobird Cayman or from Infobird Cayman to U.S. investors, as well as the ability to settle amounts owed under the Contractual Arrangements. For more details, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

 Transfer between Infobird Cayman, Inforbird Technologies and Guangnian Zhiyuan

Infobird Cayman and Inforbird Technologies are holding companies and may rely on dividends from Guangnian Zhiyuan to fund cash and financing requirements. Cash transfers may also be in the form of intercompany loans between the holding companies and Guangnian Zhiyuan. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary, Guangnian Zhiyuan, is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain routine procedures under PRC foreign exchange regulations, such as the overseas investment registrations by shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

For our Hong Kong subsidiary, Inforbird Technologies, and the holding company, Infobird Cayman, or the Non-PRC Entities, there is no restriction on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to U.S. investors. Also, there are no restrictions or limitations on the abilities of the Non-PRC Entities to distribute earnings from the businesses, including the subsidiaries and/or the consolidated VIEs, to Infobird Cayman or from Infobird Cayman to U.S. investors, as well as the ability to settle amounts owed under the Contractual Arrangements. For more details, see “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

As of the date of this annual report, no dividends or distributions have been made to date between the holding company, Infobird Cayman, its subsidiaries, and the consolidated VIEs, or to investors, including the U.S. investors (i.e., there have not been any dividends or distributions that a subsidiary or consolidated VIEs have made to the holding company, Infobird Cayman, or to investors, including U.S. investors). The holding company, Infobird Cayman, its subsidiaries, and the consolidated VIEs do not have any plans to distribute earnings or dividends or settle amounts owed under the Contractual Arrangements in the foreseeable future.

To the extent cash and/or assets in the business are in the PRC and/or Hong Kong or our PRC and/or Hong Kong entities, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and/or assets. The cash transfer among the holding company, Infobird Cayman, its subsidiaries and the consolidated VIEs is typically transferred through payment for intercompany services or intercompany borrowings between the holding company, Infobird Cayman, its subsidiaries and the consolidated VIEs. There are no tax consequences for intercompany borrowings or the payment for intercompany services, except for the standard value added taxes and/or income taxes for the revenues and/or profits generated from such services.

During the fiscal year ended December 31, 2024, cash and other asset transfers between the holding company, Infobird Cayman, its subsidiaries, and the consolidated VIEs were as follows:

During the Fiscal Year Ended December 31, 2024
Transfer From	Transfer To	Approximate Value ($)	Type
Infobird Cayman	Pure Media	510,000	Assests Transfer
Infobird Cayman	Inforbird Technologies	742,381	Cash Transfer
Infobird Cayman	Guangnian Zhiyuan	431,579	Cash Transfer
Inforbird Technologies	Guangnian Zhiyuan	738,985	Cash Transfer

Financial Information Related to the VIE

The following tables present the disaggregated condensed consolidating schedules of financial position as of December 31, 2024 and the disaggregated condensed consolidating schedules of cash flows and results of operations for the years ended December 31, 2024 of all the entities that are consolidated in the consolidated financial statements included elsewhere in this annual report, which are the following entities: Infobird Cayman, the VIEs and their consolidated subsidiaries, Pure Media which is the primary beneficiary of the VIE for accounting purposes, and other subsidiaries.

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2024

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Consolidated total
Assets
Current assets:
Cash	$663,932	$—	$63,571	$—	$508,116	$3,458,106	$—	$4,693,725
Accounts receivable, net	—	—	—	—	—	3,859,493	—	3,859,493
Notes receivables, net	—	—	—	—	—	928,856	—	928,856
Other receivables, net	2,020,452	—	10,960	—	778	133,970	(2,018,208)	147,952
Due from related parties	—	—	—	—	—	4,083,312	(3,835,984)	247,328
Prepayments	—	—	—	—	—	167,173	—	167,173
Total current assets	2,684,384	—	74,531	—	508,894	12,630,910	(5,854,192)	10,044,527

Other assets:
Property and equipment, net	—	—	781,624	—	—	—	—	781,624
Right-of-use assets	—	—	166,255	—	—	350,188	—	516,443
Long-term investment	65,737,818	—	—	—	—	—	(65,737,818)	—
Investment in subsidiaries	8,398,809	—	—	9,082,025	—	—	(17,480,834)	—
Controlling financial interests in VIEs	—	—	—	—	9,083,131	—	(9,083,131)	—
Goodwill	—	—	—	—	—	—	62,435,299	62,435,299
Total other assets	74,136,627	—	947,879	9,082,025	9,083,131	350,188	(29,866,484)	63,733,366

Total Assets	$76,821,011	$—	$1,022,410	$9,082,025	$9,592,025	$12,981,098	$(35,720,676)	$73,777,893

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable	$—	$—	$—	$—	$—	$2,787,656	$—	$2,787,656
Other payables and accrued liabilities	24,671	—	1,536,888	—	510,000	207,558	(2,018,208)	260,909
Contract liabilities	—	—		—	—	37,316	—	37,316
Taxes payable	—	—	777	—	—	528,173	—	528,950
Lease liabilities - current	—	—	65,379	—	—	133,818	—	199,197
Total current liabilities	24,671	—	1,603,044	—	510,000	3,694,521	(2,018,208)	3,814,028

Other liabilities:
Lease liabilities - noncurrent	—	—	102,582	—	—	203,446	—	306,028
Other liabilities	2,856,120	—	—	—	—	—	—	2,856,120
Total other liabilities	2,856,120	—	102,582	—	—	203,446	—	3,162,148
Total Liabilities	$2,880,791	$—	$1,705,626	$—	$510,000	$3,897,967	$(2,018,208)	$6,976,176

Commitments and contingencies	—	—	—	—	—	—	—	—

Shareholders’ equity	—	—	—	—	—	—	—	—
Total equity	$73,940,220	$—	$(683,216)	$9,082,025	$9,082,025	$9,083,131	$(33,702,468)	$66,801,717

Total liabilities and equity	$76,821,011	$—	$1,022,410	$9,082,025	$9,592,025	$12,981,098	$(35,720,676)	$73,777,893

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2024

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Total
Revenues	$—	$—	$20,000	$—	$—	$1,417,848	$—	$1,437,848
Cost of revenues	—	—	18,400	—	—	826,836	—	845,236

Gross profit	—	—	1,600	—	—	591,012	—	592,612

Operating expenses:
Selling	—	—	—	—	—	438,596	—	438,596
General and administrative	1,058,757	—	653,950	—	3,328	157,611	—	1,873,646
Research and development	—	—	—	—	—	15,074	—	15,074
Total operating expenses	1,058,757	—	653,950	—	3,328	611,281	—	2,327,316

Loss from operations	(1,058,757)	—	(652,350)	—	(3,328)	(20,269)	—	(1,734,704)

Other income (expense):
Interest income	192,294	—	103	—	1,361	6,772	—	200,530
Interest expense	(546,525)	—	—	—	—	—	—	(546,525)
Loss from subsidiaries	(714,841)	—	—	(45,753)	—	—	760,594	—
Loss from VIEs	—	—	—	—	(45,244)	—	45,244	—
Other income (expense), net	—	—	(16,841)	—	—	(12,138)	30,191	1,212
Total other income (expense), net	(1,069,072)	—	(16,738)	(45,753)	(43,883)	(5,366)	836,029	(344,783)

Income (loss) before income taxes	(2,127,829)	—	(669,088)	(45,753)	(47,211)	(25,635)	836,029	(2,079,487)

Income tax expense	—	—	—	—	—	21,008	—	21,008

Net income (loss)	(2,127,829)	—	(669,088)	(45,753)	(47,211)	(46,643)	836,029	(2,100,495)

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2024

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Total
Net cash provided by operating activities	$(3,644,980)	$—	$(412,373)	$—	$(1,884)	$(219,065)	$30,190	$(4,248,112)

Cash flows from investing activities:
Cash deposit in escrow account	(5,114,000)	—	—	—	—	—	—	(5,114,000)
Cash received from escrow account	5,000,000	—	—	—	—	—	—	5,000,000
Acquisitions of property, plant and equipment	—	—	(768,803)	—	—	—	—	(768,803)
Long-term investment in equity	—	—	(100,060)	—	—	—	—	(100,060)
Net cash provided by investing activities	(114,000)	—	(868,863)	—	—	—	—	(982,863)

Cash flows from financing activities:
Net proceeds (payments) from intercompany	(1,322,425)	—	1,341,023	—	—	—	(18,598)	—
Net proceeds from issuance of ordinary shares	5,697,396	—	—	—	—	—	—	5,697,396
Cash proceeds from acquisition	—	—	—	—	—	—	4,212,977	4,212,977
Net cash provided by financing activities	4,374,971	—	1,341,023	—	—	—	4,194,379	9,910,373

Net increase (decrease) in cash and cash equivalents	615,991	—	59,786	—	(1,884)	(219,065)	4,224,569	4,679,397

Effect of exchange rate changes on cash & cash equivalents	—	—	(934)	—	—	(25,806)	(11,592)	(38,332)

Cash and cash equivalents-beginning of Period	47,941	—	4,718	—	510,000	3,702,977	(4,212,977)	52,659
Cash and cash equivalents-ending of Period	$663,932	$—	$63,571	$—	$508,116	$3,458,106	$—	$4,693,725

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

Risks Related to Our Corporate Structure

●	We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts.

●	We may not be able to consolidate the operations and financial results of some of our affiliated companies or such consolidation could materially and adversely affect our operating results and financial condition.

●	We conduct our business through Pinmu Century by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.

●	Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

●	Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

●	Our current corporate structure and business operations may be affected by the relatively newly enacted Foreign Investment Law.

●	The shareholders of the VIE may have actual or potential conflicts of interest with us and as a result may refuse to perform, or may breach, the Contractual Arrangements, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.

●	We are based in, and our operations are located in, China through our subsidiaries, the VIE and its subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters. Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese government may exercise significant oversight and discretion over offerings that are conducted overseas and the conduct of our business, may intervene in or influence our operations at any time, and may exert more control over foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to China’s legal system could materially and adversely affect us. There are risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. In particular, there are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us. Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. Further, rules and regulations in China can change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. Therefore, we may not be aware of our violation of these policies and rules until after the occurrence of the violation, which could result in a material change in our operations and/or the value of our ordinary shares.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

Risks Related to Our Business and Industry, Risks Related to Intellectual Property and Risks Related to Our Ordinary Shares

●	We generate a significant portion of our revenues primarily from a few major customers, and loss of business from such customers could reduce our revenues and significantly harm our business.

●	We operate in highly competitive markets and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

●	Conversion of our convertible notes and warrants will dilute the ownership interest of existing shareholder.

●	We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

●	If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

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

After the Sale in August 2023, we generated a significant portion of our revenues primarily from a few major customers since August 2023, and the loss of business from such customers could have reduced our revenues and significantly harmed our business. One or a few customers have in the past, represented a substantial portion of our total revenues in any one year or over a period of several years.

For the year ended December 31, 2024, two customers accounted for 71.8% and 26.0% of the Company’s total revenues, respectively. For the year ended December 31, 2023, two customers accounted for approximately 64.3% and 35.7% of our total revenues, respectively. As of December 31, 2024, two customers accounted for 52.3% and 46.8% of the total balance of accounts receivable, respectively. As of December 31, 2023, one customer accounted for 100%   of the total balance of our accounts receivable.

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

 Incorrect or improper implementation or use of our services result in customer dissatisfaction and negatively affect our business, results of operations, financial condition, and growth prospects.

 We believe our future success will depend on our ability to increase sales of our services. We must often assist our customers in achieving successful implementations of our services, which we do through our professional consulting and technical support services. If our customers are unable to implement our services successfully, or unable to do so in a timely manner, customer perceptions of our services may be harmed, our reputation and brand may suffer, and customers may choose to cease usage of our services or not to expand their use of our services. Our customers may need training in the proper use of and the variety of benefits that can be derived from our services to maximize their benefits. If our services are not effectively implemented or used correctly or as intended, or if we fail to adequately train customers on how to efficiently and effectively use our services, our customers may not be able to achieve satisfactory outcomes. This could result in negative publicity and legal claims against us, which may cause us to generate fewer sales to new customers and reductions in renewals or expansions of the use of our services with existing customers, any of which would harm our business and results of operations.

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

After the Acquisitions, we currently provide our end-to-end digital advertising solutions via maternity vertical channels including Kaiwang (Hangzhou) Technology Co., Ltd. (“Qinbaobao”), Beijing Zhongming Century Technology Co., Ltd. Jiangsu Branch (“BabyTree”) and Ji’an Shengcheng Media Co., Ltd. (“Mama Network”).  We expect that in the future we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In addition, if our security  is compromised, our services are unavailable or our customers are unable to use our services within a reasonable amount of time or at all, then our business, results of operations and financial condition may be materially and adversely affected. In some instances, we expect that we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our service performance, in particular during peak usage times, as the features of our services become more complex and the usage of our services increases. Any of the above circumstances or events may harm our reputation, cause customers to stop using our services, or impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, our business, results of operations, and financial condition may be materially and adversely affected.

We may be forced to reduce the prices of our services due to increased competition and reduced bargaining power with our customers, which could lead to reduced revenues and profitability.

The customer engagement and the digital advertising   industry in China are developing rapidly and related technology trends are constantly evolving. This results in the frequent introduction of new services and significant price competition from our competitors. We may be unable to offset the effect of declining average sales prices through increased sales volumes and or reductions in our costs. Furthermore, we may be forced to reduce the prices of our services in response to offerings made by our competitors. Finally, we may not have the same level of bargaining power we have enjoyed in the past when it comes to negotiating for the prices of our services, all of which may lead to reduced revenues and profitability.

We primarily rely on a limited number of vendors, and the loss of any such vendor could harm our business  .

For the year ended December 31, 2024, three vendors accounted for 42.4%, 29.7% and 15.1% of our total purchases, respectively. For the years ended December 31, 2023 and 2022, none of vendor accounted for more than 10.0% of our total purchases. As of December 31, 2024, two vendors accounted for 36.9%% and 30.0% of the total balance of our accounts payable, respectively. As of December 31, 2023, none of vendor accounted for more than 10.0% of the total balance of accounts payable. For 2023 and 2024, our vendors were mainly system and information software suppliers for our business integration solution business.  We enter into agreements with vendors in the ordinary course of our business. Such agreements generally have initial terms ranging from one to two years.   Any difficulty in replacing such vendors could negatively affect our performance. If we are prevented from or delayed in obtaining services, products, or components for products, due to political, civil, labor or other factors beyond our control that affect our vendors, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. Such delays may significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured.

We operate in highly competitive markets and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability  .

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

After the Acquisitions, our brand is new in the PRC digital advertising industry, we believe that enhancing our brand recognition in a cost-effective manner outside of that market is critical to achieving widespread acceptance of our current and future products and services and is an important element in our effort to increase our customer base. Successful promotion of our brand will depend largely on our ability to maintain a sizeable and active customer base, our marketing efforts and ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in building our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, in which case our business, operating results and financial condition, would be materially and adversely affected.

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

As of December 31, 2024, we have not been subject to any material penalties from the relevant government authorities for failure to obtain any license for our business operations in the past. We cannot assure you, however, that the government authorities will not do so in the future. If we do not obtain, hold or maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing customers or be able to attract new customers and could lose revenues, and we may also be subject to penalties, which could have a material and adverse effect on our business and results of operations.

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

The markets for customer engagement services   and end-to-end digital advertising solutions are highly competitive and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are industry expertise, breadth and depth of service offerings, quality of the services offered, reputation and track record, marketing and selling skills, scalability of technology infrastructure and price. In the customer engagement market, customers tend to engage multiple service providers instead of using an exclusive service provider,   which could reduce our revenues to the extent that customers obtain similar or substituted services from other competing providers. Our ability to compete also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly skilled employees, in particular research and development employees, the price at which our competitors offer comparable services and our competitors’ responsiveness to customer needs and market trends. Therefore, we cannot assure you that we will be able to retain our customers while competing against such competitors. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share may materially and adversely affect our business, financial condition and results of operations.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of December 31, 2024, we have not made adequate employee benefit payments in strict compliance with the relevant PRC   regulations for and on behalf of our employees. Our failure in making contributions to various employee benefits plans in strict compliance with applicable PRC labor-related laws and regulations may subject us to late payment penalties, and we could also be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

In addition to the net proceeds raised in our initial public offering and registered direct offering, we may need to obtain additional debt or equity financing to fund future capital expenditures. As of December 31, 2024, the Company had approximately $1.0 million in cash which primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. The Company also had $6.7 million in short term investment which are investment in wealth management products which can be redeemed upon three months’ notice. The Company’s working capital was approximately $3.3 million at December 31, 2024, approximately $1.4 million of which was deferred revenue which the Company expects to realize and the Company does not expect to make any significant refund based on historical experience. Therefore, the Company’s working capital excluding deferred revenue was approximately $4.7 million. The Company will require a minimum of approximately $4.4 million over the next twelve months to operate at its current level, either    from revenues or funding. If the Company is unable to realize its assets within the normal operating cycle of a twelve (12) month period, the Company may have to consider supplementing its available sources of funds through other available sources of financing from PRC banks and other financial institutions or financial support from the Company’s related parties and shareholders.

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

The outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world since early 2020. The resurgence of the Omicron variant has resulted in quarantines requirement, travel restrictions, and the temporary closure of stores and business facilities in many parts of China and Hong Kong in 2022. After the completion of the Sale in August 2023, we have not been affected by the COVID-19 pandemic

Substantially all of our revenues and our workforce are concentrated in China  . Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 pandemic or any other epidemic harms Hong Kong and the global economy in general. Any potential impact on our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or treat its impact, almost all of which are beyond our control. Current and potential impacts include, but are not limited to, the following:

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

Our affiliation with Pinmu Century is managed through the Contractual Arrangements, which agreements may not be as effective in providing us with control over Pinmu Century as direct ownership in controlling entities organized in the PRC, which often hold the licenses necessary to conduct business in the PRC. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the PRC. If Pinmu Century fails to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief, and claiming damages. There is a risk that we may be unable to obtain any of these remedies, which could affect our investors and the value of their investment. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements. Thus, the Contractual Arrangements may be less effective than direct ownership and we may incur substantial costs to enforce the terms of the Contractual Arrangements.

We may not be able to consolidate the operations and financial results of some of our affiliated companies or such consolidation could materially and adversely affect our operating results and financial condition.

The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Our business is conducted through Pinmu Century, which is considered a VIE for accounting purposes, and we, through Pure Media, are considered the primary beneficiary for accounting purposes, thus enabling us to consolidate Pinmu Century’s operations and financial results in our consolidated financial statements. Infobird Cayman and Pure Tech were established as the holding companies of Pure Media. Pure Media is the primary beneficiary for accounting purposes of Pinmu Century and its subsidiaries. All of these entities are under common control which results in the consolidation of Pinmu Century and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. Pure Media is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Pinmu Century because it has both of the following characteristics: (1) the power to direct activities at Pinmu Century that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Pinmu Century that could potentially be significant to such entity.

In the event that in the future Pinmu Century no longer meets the definition of a VIE under applicable accounting rules, or we are no longer deemed to be the primary beneficiary for accounting purposes, we would not be able to consolidate line-by-line Pinmu Century’s operations and financial results in our consolidated financial statements for reporting purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary for accounting purposes, we would be required to consolidate that entity’s operations sand financial results in our consolidated financial statements for accounting purposes. If such entity’s financial results were negative, this would have a corresponding negative impact on our operating results for reporting purposes.

Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company and all of our business operations are conducted through the Contractual Arrangements. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts. Although Pinmu Century does not have termination rights pursuant to the Contractual Arrangements, it could terminate, or refuse to perform under, the Contractual Arrangements. Because neither we, nor our subsidiaries, own equity interests of Pinmu Century, the termination or non-performance of the Contractual Arrangements would sever our ability to receive payments from Pinmu Century under our current holding company structure. While we are currently not aware of any event or reason that may cause the Contractual Arrangements to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the Contractual Arrangements are terminated, this would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, would affect the value of your investment.

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

We conduct our business through Pinmu Century by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of domestic call center services. The major foreign investor of a domestic call center services provider is required to have a record of good performance and operating experience in managing value-added telecommunications business, however, such requirement of record of good performance and operating experience in managing value-added telecommunications business for the major foreign investor was repealed by the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, effective on May 1, 2022. We are a company registered in the Cayman Islands and Pure Media is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China mainly through Pinmu Century and its subsidiaries, based on a series of contractual arrangements by and among Pure Media, Pinmu Century and its shareholders, or the Contractual Arrangements. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the Contractual Arrangements between Pure Media and Pinmu Century. We have been advised by our PRC counsel, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and Contractual Arrangements with Pure Media, Pinmu Century and its shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the Contractual Arrangements among Pure Media and Pinmu Century and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the Contractual Arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. Therefore, the Contractual Arrangements may be determined by PRC authorities to be inconsistent with the laws and regulations of the PRC, including those related to foreign investment in certain industries. Our ordinary shares could decline in value or become worthless if such determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries and the VIE that conduct substantially all of our operations.

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

Substantially all of our assets and operations are located in China  . Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. The increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact the operations of China-based issuers, including us.

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

Our principal business operations are conducted in the PRC  . In the event that the U.S. regulators carry out investigations on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there is no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner. If U.S. regulators are unable to conduct such investigations, such U.S. regulators may determine to suspend and ultimately delist our ordinary shares from the Nasdaq Capital Market or choose to suspend or de-register our SEC registration.

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

The EIT Law and its implementation rules, effective 2008, unified the previously existing separate income tax laws for domestic enterprises and FIEs and adopted a unified 25% enterprise income tax, or the EIT, rate applicable to all resident enterprises in China, subject to certain exceptions. In addition, certain enterprises may enjoy a preferential EIT rate of 15% under the EIT Law if they qualify as High and New Technology Enterprise, or HNTE, subject to various qualification criteria. For example, in 2023, Pinmu Century qualified as a HNTE and was eligible for a 15% preferential tax rate effective for two years starting from 2023 to 2026. If Pinmu Century fails to maintain or renew its HNTE status, its applicable EIT rate may be increased to 25%, which could have a material adverse effect on our financial condition and results of operations.

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

Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2024 and 2023 have been audited by Audit Alliance LLP (“AA”). AA is an independent registered public accounting firms headquartered in the United States and is among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include our former auditor, WWC, or our current auditor, AA. As of the date of the annual report, our listing is not affected by the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our ordinary shares is prohibited under the HFCAA because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares and trading in our ordinary shares could be prohibited.

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

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified seven material weaknesses in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (United States), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to the absence of policies and procedures and related risk mitigations surrounding our IT policies and procedures, including (i) deficiencies in third party vendor management, (ii) deficiencies in backup management and recovery management, (iii) deficiencies in user accounts management, (iv) lack of segregation of duties and monitoring of privileged accounts, (v) deficiencies in monitoring access to systems and data, (vi) deficiencies in password management and (vii) deficiencies in vulnerability assessment and patch management. We are currently in the process of remediating the material weaknesses described above and we intend to continue implementing the following measures, among others, to remediate the material weaknesses. We plan to: (i) prepare a systematic policies and procedures manual for our IT processes in order to develop enhanced risk assessment procedures and controls related to changes in IT systems; (ii) regularly conduct internal evaluation for IT-related departments and all IT staff; (iii) regularly conduct network security training for IT employees to provide employees with security awareness; (iv) establish a qualification assessment procedure for third-party service providers; (v) improve demand analysis and detailed design/specification of new IT projects, and all new IT projects undergo user acceptance testing and implementation approval; (vi) ensure system and information security, strictly control the approval of system permissions and review them regularly, enforce password complexity policies, and regularly audit and analyze logs; and (vii) enforce and monitor IT standard procedures and safety management specifications.

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

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq. On May 20, 2024, Nasdaq notified us that it was not in compliance with Nasdaq Listing Rule 5250(c)(1) due to its failure to timely file the 2023 Form 20-F Annual Report with the SEC. On July 11, 2024, we filed 2023 Form 20-F Annual Report with the SEC. If we fail to meet applicable listing requirements, Nasdaq may delist our ordinary shares from trading, in which case the liquidity and market price of our ordinary shares could decline.

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

Sales of a substantial number of our ordinary shares in the public market could occur at any time. We had 8,188,574 issued and outstanding ordinary shares as of March 31, 2025. Of that amount, 6,242,178 shares were restricted as a result of securities laws and/or lock-up agreements, but such shares will be able to be sold in the future subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act.

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

A significant portion of our proceeds from our initial public offering in April 2021 and follow-on offerings in November 2022, February 2023, July 2023, August 2023, and December 2023 were for working capital and general corporate purposes  . Our management has broad discretion over the use and investment of the net proceeds within those categories may spend the proceeds in ways with which you may disagree or that may not be profitable. Investors have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

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

If we are a PFIC, a U.S. Holder (as defined in “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) may incur significantly increased U.S. income tax on gain recognized on the sale or disposition of our ordinary shares and on the receipt of distributions on our ordinary shares to the extent such distribution is an “excess distribution, and may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which the U.S. Holder holds our ordinary shares, the U.S. Holder generally will be required to continue to treat us as a PFIC for all succeeding years during which the U.S. Holder holds our ordinary shares even if we cease to be a PFIC in a later taxable year, unless certain elections are made. For more information, see “Item 10.E. Taxation— Passive Foreign Investment Company Consequences.”

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

On June 28, 2024 and July 31, 2024, Infobird Co., Ltd entered into an equity acquisition agreement and an amendment to the equity acquisition agreement (the “Equity Acquisition Agreement”) with Shangri-La Trading Limited (the “Seller”), in a single transaction, to acquire 65% of the issued and outstanding equity of Pure Tech at closing. Pure Tech which in turn indirectly wholly controls Pinmu Century, a variable interest entity, and its subsidiaries (“Pinmu Century”), and Zhenxi Brand, a variable interest entity, and its subsidiaries. The aggregate purchase price for the equity acquisition was approximately $40.0 million, inclusive of transaction costs, and was funded using the cash on hand of $33 million and a promissory note of $7 million  . The acquisition closed in November 2024.

On December 6, 2024, we entered into an equity acquisition agreement with One One Business Limited, in a single transaction, to acquire 32% of the issued and outstanding equity of Pure Tech. The acquisition closed in December 2024. The Company paid $19.8 million in cash and issued a senior convertible note in the principal amount of US$5,953,095. After closing, the Company has become the legal and beneficial owner of 97% of the issued and outstanding equity of Pure Tech.

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the development and operation of information technology in China, including cloud computing and big data analytics, we operate our businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies through the Contractual Arrangements. Neither we nor our subsidiaries own any equity interest in Pinmu Century. As such, Pinmu Century is controlled through the Contractual Arrangements in lieu of direct equity ownership by Infobird Cayman or any of its subsidiaries. Such Contractual Arrangements consist of a series of three agreements, along with shareholders’ powers of attorney, or POAs, and spousal consent letters, which were signed on May 27, 2020.

Our affiliation with Pinmu Century is managed through the Contractual Arrangements, which agreements may not be as effective in providing us with control over Pinmu Century and its subsidiaries as direct ownership in controlling entities organized in the PRC, which often hold the licenses necessary to conduct business in the PRC. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the PRC. If Pinmu Century fails to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief and claiming damages. There is a risk that we may be unable to obtain any of these remedies, which could affect our investors and the value of their investment. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements. Thus, the Contractual Arrangements may be less effective than direct ownership and we may incur substantial costs to enforce the terms of the Contractual Arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.” In addition, such Contractual Arrangements have not been tested in a court of law, including China courts, and we may face challenges enforcing these Contractual Arrangements due to legal uncertainties and jurisdictional limits, and thus there are uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to the Contractual Arrangements with the VIE and its shareholders. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We conduct our business through Pinmu Century by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.”

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Pure Media and Pinmu Century, Pure Media has the exclusive right to provide Pinmu Century with technical support services, consulting services and other services, including technical support and training, business management consultation, consultation, collection and research of technology and market information, marketing and promotion services, customer order management and customer services, lease equipment or properties, provide legitimate rights to use software license, provide deployment, maintenances and upgrade of software, design installation, daily management, maintenance and updating network system, hardware and database, and other services requested by Pinmu Century from time to time to the extent permitted under PRC law. In exchange, Pure Media is entitled to a service fee equal to all of the consolidated net income of the Pinmu Century. However, the service fee may be adjusted by Pure Media based on the actual scope of services rendered by Pure Media and the operational needs and expanding demands of Pinmu Century.

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Pure Media.

During the term of the exclusive business cooperation agreement, Pure Media and Pinmu Century shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Pure Media or Pinmu Century if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company.

Exclusive Option Agreements

Pursuant to the exclusive option agreements among Pure Media, Pinmu Century and the shareholders who collectively owned all of Pinmu Century, such shareholders jointly and severally grant Pure Media an option to purchase their equity interests in Pinmu Century. The purchase price shall be the lowest price then permitted under applicable PRC laws. Pure Media or its designated person may exercise such option at any time to purchase all or part of the equity interests in Pinmu Century until it has acquired all equity interests of Pinmu Century, which is irrevocable during the term of the agreements.

The exclusive option agreements remain in effect until all equity interest held by shareholders in Pinmu Century has been transferred or assigned to Pure Media and/or any other person designated by the Pure Media in accordance with such agreement.

 Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Pure Media, Pinmu Century, and the shareholders who collectively owned all of Pinmu Century, such shareholders pledge all of the equity interests in Pinmu Century to Pure Media as collateral to secure the obligations of Pinmu Century under the exclusive business cooperation agreement and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Pure Media unless transferring the equity interests to Pure Media or its designated person in accordance to the exclusive option agreements.

The equity interest pledge agreements shall come into force the date on which the pledged interests are recorded, which is within three (3) days after signing of the agreements on May 27, 2020, under Pinmu Century’s register of shareholders and are registered with the competent Administration for Market Regulation of Pinmu Century until all of the obligations to Pure Media have been fulfilled completely by Pinmu Century. Nineteen shareholders of Pinmu Century have registered the pledges of equity interest with the competent Administration for Market Regulation in accordance with the Civil Code of the PRC.

Shareholders’ POAs

Pursuant to the shareholders’ POAs, the shareholders of Pinmu Century give Pure Media an irrevocable proxy to act on their behalf on all matters pertaining to Pinmu Century and to exercise all of their rights as shareholders of Pinmu Century, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of the shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Pinmu Century, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs shall remain in effect while the shareholders of Pinmu Century hold the equity interests in Pinmu Century.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Pinmu Century commit that they have no right to make any assertions in connection with the equity interests of Pinmu Century, which are held by the shareholders. In the event that the spouses obtain any equity interests of Pinmu Century, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Pinmu Century. The letters are irrevocable and shall not be withdrawn without the consent of Pure Media.

Based on the foregoing Contractual Arrangements, which grant Pure Media effective control of Pinmu Century and subsidiaries and enable Pure Media to receive all of their expected residual returns, we account for Pinmu Century as a VIE. Accordingly, we consolidate the accounts of Pinmu Century and subsidiaries for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the SEC, and Accounting Standards Codification, or ASC, 810-10, Consolidation.

Pure Media, the VIE and its consolidated subsidiaries, or investors transfer funds through our organization under the applicable PRC laws and regulations. To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIE by the PRC government to transfer cash. As of the date of this annual report, none of Infobird Cayman, its subsidiaries, the VIE or its subsidiaries has written cash management policies or procedures in place that dictate how funds are transferred. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

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

Cash transfers within our organization are effected by means of bank wires. As between Infobird Cayman, our Cayman Islands holding company, and its subsidiaries, cash is generally transferred by means of capital contributions and/or interest-free intercompany loans. Cash transferred or settled Infobird Cayman and its subsidiaries, on the one hand, and the consolidated VIE, on the other hand, is typically transferred through payments for fees under our Contractual Arrangements, expense reimbursements, or intercompany borrowings between Infobird Cayman or one of its subsidiaries and the consolidated VIE. All such loans are interest-free, unsecured and payable on demand. As a general matter, Pure Media is entitled to a service fee equal to all of the consolidated net income of the VIE. However, the service fee may be adjusted by Pure Media based on the actual scope of services rendered by Pure Media and the operational needs and expanding demands of the consolidated VIE. The enforceability and treatment of the intercompany agreements within our organization, including the intercompany borrowings and the contractual arrangement with the VIE, have not been tested in court. Likewise, to the extent cash and/or assets in the business are in the PRC and/or Hong Kong or our PRC and/or Hong Kong entities, such funds and/or assets may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash and/or assets. There are no tax consequences for intercompany borrowings or the payment for intercompany services, except for the standard value added taxes and/or income taxes for the revenues and/or profits generated from such services.

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

During the fiscal year ended December 31, 2022:

●	approximately $2,542,000 was contributed by Infobird Cayman to Infobird HK;

●	approximately $3,540,000 was contributed by Infobird HK to Infobird WFOE;

●	approximately $3,176,549 was transferred from Infobird WFOE to the VIE and its subsidiaries as an intercompany loan; and

●	approximately $148,610 was transferred from the VIE and its subsidiaries to Infobird WFOE as an intercompany loan.

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

Recent Developments

On June 28, 2024 and July 31, 2024, Infobird Co., Ltd entered into an equity acquisition agreement and an amendment to the equity acquisition agreement (the “Equity Acquisition Agreement”) with Shangri-La Trading Limited (the “Seller”), in a single transaction, to acquire 65% of the issued and outstanding equity of Pure Tech at closing. Pure Tech which in turn indirectly wholly controls Pinmu Century, a variable interest entity, and its subsidiaries, and Zhenxi Brand, a variable interest entity, and its subsidiaries. The aggregate purchase price for the equity acquisition was approximately $40.0 million, inclusive of transaction costs, and was funded using the cash on hand of $33 million and a promissory note of $7 million  . The acquisition closed in November 2024.

On December 6, 2024, we entered into an equity acquisition agreement with One One Business Limited, in a single transaction, to acquire 32% of the issued and outstanding equity of Pure Tech. The acquisition closed in December 2024. The Company paid $19.8 million in cash and issued a senior convertible note in the principal amount of US$5,953,095. After closing, the Company has become the legal and beneficial owner of 97% of the issued and outstanding equity of Pure Tech.

Pure Tech and its subsidiaries are a technology company specializing in digital advertising and marketing campaign for customers. With Pure Tech’s digital technologies, we strive to develop effective and efficient online marketing strategies for customers. Based on the software and technology advantages built by years of research and development investments, as well as years of accumulated experience in digital marketing and intelligent customer service, our Group plans to vertically expands the market in the maternal and infant vertical field within the same industry, explores more customer opportunities, and enhances the company’s value and competitiveness in the industry.

Our current emphasis and goals primarily include implementing precision targeting and personalized audience engagement through data analytic and online multi-platforms via our Acquisitions. Our service portfolio inclues social media marketing, search engine optimization, and strategic content distribution, all designed to optimize customer acquisition, campaign performance, and conversion rate enhancement.

Pure Tech Overview

Pure Tech demonstrates cross-domain expertise spanning brand strategy, creative development, public relations, and digital marketing operations, providing end-to-end digital advertising solutions.

Pure Tech dedicates itself to crafting distinctive and impactful digital brand identities for corporate customers. Through rigorous market research and data analytic, Pure Tech precisely identifies target audience insights and emerging market trends to establish scientifically validated brand positioning. Pure Tech’s integrated digital branding ecosystem encompasses strategic brand conceptualization, visual identity design, and multichannel communication planning. This systematic approach enables enterprises to differentiate themselves in competitive digital markets while enhancing brand visibility and market penetration.

Pure Tech maintains a robust team of creative professionals and digital marketing specialists. The creative division delivers customized marketing solutions through innovative thinking and imaginative approaches, excelling in advertising concepts, content production, and event ideation to capture consumer attention. Complemented by digital execution capabilities, Pure Tech implements precision targeting and personalized audience engagement through data analytic and online multi-platforms. The service portfolio of Pure Tech includes social media marketing, search engine optimization, and strategic content distribution, all designed to optimize customer acquisition, campaign performance, and conversion rate enhancement.

Pure Tech’s media collaborations are categorized into maternity vertical channels, and cross-industry channels. Maternity vertical channels include Kaiwang (Hangzhou) Technology Co., Ltd. (“Qinbaobao”), Beijing Zhongming Century Technology Co., Ltd. Jiangsu Branch (“BabyTree”) and Ji’an Shengcheng Media Co., Ltd. (“Mama Network”); and cross-Industry channels include Renotes, Douyin (TikTok), and other social media platforms.

Pure Tech’s customers are primarily from the maternal and infant care sector, with Beijing Weilan Chuangzhi Technology Co., Ltd. and A2 being the key accounts. As of December 31, 2024, their revenue contributions accounted for 71.80% and 25.97%, respectively.

Regulations

Hong Kong

After the completion of the Sale in August 2023, set forth is a summary of the most significant rules and regulations that affect our business in a material jurisdiction, Hong Kong.

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

People’s Republic of China

After the completion of the Acquisitions in November 2024 and December 2024, respectively, set forth is a summary of the most significant rules and regulations that affect our business in a material jurisdiction, People’s Republic of China.

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

C. Organizational Structure

The charts below summarize our corporate legal structure and identify our subsidiaries, the VIE and its subsidiaries:

Name	Background	Ownership

Inforbird Technologies Limited	● A Hong Kong company ● Incorporated on July 12, 2023 ● Software developing that provides software as a service (SaaS)	100% owned by Infobird Co., Ltd
Lightyear Technology Pte. Ltd	● A Singapore company ● Incorporated on July 25, 2023 ● A holding company	100% owned by Infobird Co., Ltd
Guangnian Zhiyuan (Beijing) Technology Co., Ltd	● A PRC company ● Incorporated on July 6, 2023 ● Registered capital of $1,379,310 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	100% owned by Inforbird New HK
Beijing Suowangda Technology Development Co., Ltd	● A PRC limited liability company ● Incorporated on June 13, 2010 ● Registered capital of $68,794 (RMB 470,000) ● A cost center	100% owned by Guangnian Zhiyuan
Pure Tech Global Limited	● A BVI company ● Incorporated on February 5, 2024 ●A holding company	97% owned by Infobird Co., Ltd
Pure Media Limited	● A Hong Kong company ● Incorporated on March 14, 2024 ●A holding company	100% owned by Pure Tech
Pinmu Century (Beijing) Marketing Technology Co., Ltd	● A PRC limited liability company ● Incorporated on April 17, 2012 ● Registered capital of $1,581,243 (RMB 10,000,000) ● Digital advertising and marketing campaign service	VIE of Pure Media
Zhenxi Brand Marketing Consulting (Shanghai) Centre	●a PRC wholly owned enterprise ● Incorporated on July 4, 2019 ● Digital advertising and marketing campaign service	VIE of Pure Media

D. Property, Plants and Equipment

Our principal executive office is located at Room 706, 7/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Central, Hong Kong, where we lease one unit under a monthly lease, consisting of approximately 10 square meters (approximately 108 sq. ft ) of office space. We also leased 2 offices in Beijing with the following description:

Office	Address	Rental Term	Space
Beijing office	Room 309, 3/F, Block C, Building 7, Shuguang Building, No. 5, Jingshun Road, Chaoyang District, Beijing, China	April 10, 2024 – July 9, 2027	Approximately 12,487 sq. ft
Beijing office	Room 11B03, 10th Floor, Tianyuan Port Center, No. C2, North Dongsanhuan Road, Chaoyang District, Beijing, China	August 5, 2024 – August 4, 2027	Approximately 3,075 sq. ft

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

On June 28, 2024 and July 31, 2024, Infobird Co., Ltd entered into an equity acquisition agreement and an amendment to the equity acquisition agreement (the “Equity Acquisition Agreement”) with Shangri-La Trading Limited (the “Seller”), in a single transaction, to acquire 65% of the issued and outstanding equity of Pure Tech at closing. Pure Tech which in turn indirectly wholly controls Pinmu Century, a variable interest entity, and its subsidiaries, and Zhenxi Brand, a variable interest entity, and its subsidiaries. The aggregate purchase price for the equity acquisition was approximately $40.0 million, inclusive of transaction costs, and was funded using the cash on hand of $33 million and a promissory note of $7 million  . The acquisition closed in November 2024.

On December 6, 2024, we entered into an equity acquisition agreement with One One Business Limited, in a single transaction, to acquire 32% of the issued and outstanding equity of Pure Tech. The acquisition closed in December 2024. The Company paid $19.8 million in cash and issued a senior convertible note in the principal amount of US$5,953,095 (the “December 2024 Convertible Note”). After closing, the Company has become the legal and beneficial owner of 97% of the issued and outstanding equity of Pure Tech. Pure Tech and its subsidiaries are a technology company specializing in digital advertising and marketing campaign for customers. With digital technology, Pure Tech develops effective and efficient online marketing strategies for customers. Based on the software and technology advantages built by years of research and development investments, as well as years of accumulated experience in digital marketing and intelligent customer service, our Group plans to vertically expands the market in the maternal and infant vertical field within the same industry, explores more customer opportunities, and enhances the company’s value and competitiveness in the industry.

Key Factors that Affect Operating Results

Our management team monitors the following key operating metrics:

Customer concentration

Our customers are highly concentrated, and our revenue is highly affected by the number of our customers and the average revenue per customer. For the year ended December 31, 2024, two customers accounted for 71.8% and 26.0% of the Company’s total revenues, respectively. For the year ended December 31, 2023, two customers accounted for 64.3% and 35.7% of the Company’s total revenues, respectively. For the year ended December 31, 2022, none of customer accounted for more than 10.0% of the Company’s total revenues. As of December 31, 2024, two customers accounted for 52.3% and 46.8% of the total balance of accounts receivable. As of December 31, 2023, one customer accounted for 100.0% of the total balance of accounts receivable.

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

Key Components of Our Results of Operations

Revenues consist of revenues from digital advertising and marketing campaign services and business integration solution services.

Revenue from digital advertising and marketing campaign services

After the Acquisition in November 2024, we became to provide digital advertising and marketing campaign services to our customers and expected to expand the market in the maternal and infant vertical field, explore more customer opportunities and enhances our company’s value and competitiveness in the industry. All of revenues from digital advertising and marketing campaign services were generated from Mainland China.

Revenue from business integration services

Since 2020, we provide business integration services to our customers and expect to expand our customer base from such services and develop the customers to become subscribers to SaaS services with software upgrades and continued services once they become more familiar with our products. The services include sales of our software license or development of customized software to fit the customers’ need and sales of hardware integrated with our software.

Revenue categories are summarized as follows:

	For the Years Ended December 31,				2024 Change
	2024	%	2023	%	%

Business integration services	$20,000	1.4%	$280,000	100.0%	(92.9)%
Digital advertising and marketing campaign services	1,417,848	98.6%	—	—%	100.0%
Total operating revenues	$1,437,848	100.0%	$280,000	100.0%	413.5%

	For the Years Ended December 31,				2023 Change
	2023	%	2022	%	%

Business integration services	$280,000	100.0%	$—	—%	100.0%
Digital advertising and marketing campaign services	—	—	—	—%	—%
Total operating revenues	$280,000	100.0%	$—	—%	100.0%

Cost of revenues

Cost of revenues consists primarily of direct media costs from digital advertising and marketing campaign services and personnel costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support from business integration services.

Cost of revenues from revenue categories are summarized as follows:

	For the Years Ended December 31,				2024 Change
	2024	%	2023	%	%

Business integration services	$18,400	2.2%	$125,271	100.0%	(85.3)%
Digital advertising and marketing campaign services	826,836	97.8%	—	—%	100.0%
Total cost of revenues	$845,236	100.0%	$125,271	100.0%	574.7%

	For the Years Ended December 31,				2023 Change
	2023	%	2022	%	%

Business integration services	$125,271	100.0%	$—%	—%	100.0%
Digital advertising and marketing campaign services	—	—%	—%	—%	—%
Total cost of revenues	$125,271	100.0%	$—%	—%	100.0%

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

Impact of Foreign Currency Fluctuation

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Results of Operations

Comparison of Years Ended December 31, 2024 and 2023 and Comparison of Years Ended December 31, 2023 and 2022

	For the Years Ended December 31,		2024 Change	For the Years Ended December 31,		2023 Change
	2024	2023	%	2023	2022	%

Revenues	$1,437,848	$280,000	413.5%	$280,000	$—	100.0%
Cost of revenues	845,236	125,271	574.7%	125,271	—	100.0%
Gross profit	592,612	154,729	283.0%	154,729	—	100.0%
Selling expenses	438,596	—	100.0%	—	—	—%
General and administrative expenses	1,873,646	3,311,155	(43.4)%	3,311,155	897,411	269.0%
Research and development expenses	15,074	—	100.0%	—	—	—%
Loss from operations	(1,734,704)	(3,156,426)	(45.0)%	(3,156,426)	(897,411)	251.7%
Other income (expense), net	(344,783)	(18,282,360)	(98.1)%	(18,282,360)	(1,637,911)	1,016.2%
(Benefit)/Provision for income taxes	21,008	—	100.0%	—	—	—%
Net loss from continuing operations	$(2,100,495)	$(21,438,786)	(90.2)%	$(21,438,786)	$(2,535,322)	745.6%
Net income (loss) income from discontinued operations	—	18,570,629	(100.0)%	18,570,629	(13,650,763)	(236.0)%
Net loss	$(2,100,495)	$(2,868,157)	(26.8)%	$(2,868,157)	$(16,186,085)	(82.3)%

Revenues

Our total revenues for the years ended December 31, 2024, 2023 and 2022 were approximately $1.4 million, $0.3 million and nil, respectively.

Digital advertising and marketing campaign services increased by approximately $1.4 million, or 100.0%, to approximately $1.4 million for the year ended December 31, 2024 from nil for the year ended December 31, 2023. The increase of approximately $1.4 million was mainly because of the new business we carried out after the acquisition in November 2024.

Business integration services decreased by approximately $0.3 million, or 92.9%, to approximately $0.0 million for the year ended December 31, 2024 from $0.3 million for the year ended December 31, 2023. The decrease of approximately $0.3 million was mainly due to our less competitiveness in the market. Business integration services increased by approximately $0.3 million, or 100.0%, to approximately $0.3 million for the year ended December 31, 2023 from nil for the year ended December 31, 2022. The increase of approximately $0.3 million was mainly because that we started our business focus on Hong Kong and other parts of Southeast Asia, and Europe in July 2023.

Cost of Revenues

Our cost of revenues for the years ended December 31, 2024, 2023 and 2022 was approximately $0.8 million, $0.1 million, and nil, respectively.

The cost of digital advertising and marketing campaign services consists primarily of direct media costs, which increased by approximately $0.8 million, or 100.0%, to approximately $0.8 million for the year ended December 31, 2024 from nil for the year ended December 31, 2023. The increase of approximately $0.8 million was mainly because of the new business we carried out after the acquisition in November 2024.

The cost of business integration services consists primarily of direct media costs decreased by approximately $0.1 million, or 85.3%, to approximately $0.0 million for the year ended December 31, 2024 from $0.1 million for the year ended December 31, 2023. The decrease of approximately $0.1 million was mainly in line with the decrease trend of revenue. Business integration services increased by approximately $0.1 million, or 100.0%, to approximately $0.1 million for the year ended December 31, 2023 from nil for the year ended December 31, 2022. The increase of approximately $0.1 million was in line with the increase trend of the revenue.

Gross Profit

Our gross profit for the years ended December 31, 2024, 2023 and 2022 was approximately $0.6 million, $0.2 million, and nil, respectively. Our gross profit from our major revenue categories are summarized as follows:

	For the Years Ended December 31, 2024	For the Years Ended December 31, 2023	Change	Percentage Change

Digital advertising and marketing campaign services
Gross profit	$591,012	$—	$591,012	100.0%
Gross margin	41.7%	—%	41.7%

Business integration services
Gross profit	$1,600	$154,729	$(153,129)	(99.0)%
Gross margin	8.0%	55.3%	(47.3)%

Total
Gross profit	$592,612	$154,729	$437,883	283.0%
Gross margin	41.2%	55.3%	(14.1)%

	For the Years Ended December 31, 2023	For the Years Ended December 31, 2022	Change	Percentage Change

Digital advertising and marketing campaign services
Gross profit	$—	$—	$—	—%
Gross margin	—%	—%	—%

Business integration services
Gross profit	$154,729	$—	$154,729	100.0%
Gross margin	55.3%	—%	55.3%

Total
Gross profit	$154,729	$—	$154,729	100.0%
Gross margin	55.3%	—%	55.3%

The gross profit margin for the three years ended December 31, 2024, 2023 and 2022 were approximately 41.2%, 55.3% and nil.

 Selling expenses

Selling expenses consists primarily of promotion fees and personnel expenses (including salaries, social insurance and benefits) for employees involved in expand market, which increased by approximately $0.4 million, or 100.0%, to approximately $0.4 million for the year ended December 31, 2024 from approximately nil for the year ended December 31, 2023. The increase was mainly due to the needs to develop our new business after the acquisition in November 2024.

General and Administrative Expenses

General and administrative expenses include allowance of credit losses and other general and administrative expenses.

General and administrative expenses decreased by $1.4 million, or 43.4% to $1.9 million for the year ended December 31, 2024 from $3.3 million for the year ended December 31, 2023. Specifically, the allowance of credit losses decreased by $1.9 million, or 100.0% to nil for the year ended December 31, 2024 from $1.9 million for the year ended December 31, 2023, which was mainly due to our expectation of uncollectible receivables, and other general and administrative expenses increased by approximately $0.5 million, or 31.7%, to approximately $1.9 million for the year ended December 31, 2024 from approximately $1.4 million for the year ended December 31, 2023, which was mainly due to more personnel costs and SEC filings and other relevant fees of our acquisition in November 2024.

General and administrative expenses increased by $2.4 million, or 269.0% to $3.3 million for the year ended December 31, 2023 from $0.9 million for the year ended December 31, 2022. Specifically, the allowance of credit losses increased by $1.9 million, or 100.0% to $1.9 million for the year ended December 31, 2023 from nil for the year ended December 31, 2022, which was mainly due to our expectation of the receivables from our short-term buyers that we still not received as of the report date, and other general and administrative expenses increased by approximately $0.5 million, or 58.5%, to approximately $1.4 million for the year ended December 31, 2023 from approximately $0.9 million for the year ended December 31, 2022, which was mainly due to our legal counsels and other third parties provide more services on our SEC filings and consultation fee of our sales of Infobird International Limited

Other income (expense), net

Total other income (expenses), net were approximately $(0.3) million, $(18.3) million, and $(1.6) million for the years ended December 31, 2024, 2023 and 2022, respectively.

For the year ended December 31, 2024, other expenses, net decreased by approximately $18.0 million, or 98.1% compared to the year ended December 31, 2023. The decrease was mainly due to the impairment of due from discontinued operations decreased about $17.6 million.

For the year ended December 31, 2023, other expenses, net increased by approximately $16.6 million, or 1,016.2% compared to the year ended December 31, 2022. The increase was mainly due to the impairment of due from discontinued operations for about $17.6 million.

(Benefit of) provision for income taxes

We recorded income tax of $0.0 million, nil and nil for the years ended December 31, 2024, 2023 and 2022. We started digital advertising and marketing campaign services in Mainland China in 2024 and generated taxable income after the consideration of the differences between accounting policy and tax policy.

Net loss from continuing operations

Our net loss from continuing operations was approximately $2.1 million for the year ended December 31, 2024, decreased by $19.3 million, or 90.2%, from net loss from continuing operations of approximately $21.4 million for the year ended December 31, 2023. Such change was the result of the combination of the changes as discussed above.

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

Our net income from discontinued operations was nil for the year ended December 31, 2024. Our net income from discontinued operations was approximately $18.6 million for the year ended December 31, 2023, changed by $32.2 million, or (236.0)%, from net loss from discontinued operations of approximately $13.7 million for the year ended December 31, 2022. The change was primarily due to (i) the proceeds from the sale of discontinued operations by amount of $22.9 million, and(ii) the decrease of our discontinued operations’ scale during the year ended December 31, 2023.

Net loss

Our net loss was approximately $2.1 million for the year ended December 31, 2024, decreased by $0.8 million, or 26.8%, from net loss of approximately $2.9 million for the year ended December 31, 2023. Such change was the result of the combination of the changes as discussed above.

Our net loss was approximately $2.9 million for the year ended December 31, 2023, decreased by $13.3 million, or 82.3%, from net loss of approximately $16.2 million for the year ended December 31, 2022. Such change was the result of the combination of the changes as discussed above.

Cash equivalents and short-term investments

As of December 31, 2024, we had cash and cash equivalents amounted of approximately $4.7 million, compared to approximately $0.1 million as of December 31, 2023.

B. Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. To date, we financed our operations through internally generated cash, short-term loans and payable from related parties and equity financing. Our working capital was approximately $6.23 million at December 31, 2024. We will not require any fund over the next twelve months upon issuance of this consolidated financial statements to operate at its current level, either from operating activities or funding.

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

The following summarizes the key components of our cash flows for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
Net cash used in operating activities from continuing operations	$(4,248,112)	$(5,335,062)	$(3,409,279)
Net cash provided by (used in) operating activities from discontinued operations	—	2,615,101	(1,814,592)
Net cash used in investing activities from continuing operations	(982,863)	(47,387,762)	(4,800,000)
Net cash provided by (used in) investing activities from discontinued operations	—	14,054	(470,805)
Net cash provided by financing activities from continuing operations	9,910,373	52,567,008	5,794,924
Net cash (used in) provided by financing activities from discontinued operations	—	(2,997,269)	(255,827)
Effect of exchange rate change	(38,332)	(28,715)	(299,017)
Net change in cash	$4,641,066	$(552,645)	$(5,254,596)

Operating activities

Net cash used in operating activities from continuing operations was approximately $4.2 million for the year ended December 31, 2024, which was primarily attributable to net loss from continuing operations of approximately $2.1 million, loan receivables of $7.5 million and other receivable of approximately $4.9 million.

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

Investing activities

Net cash used in investing activities was approximately $1.0 million for the year ended December 31, 2024 was primarily attributable to the cash deposit in escrow account of approximately $5.1 million, acquisitions of property, plant and equipment of approximately $0.8 million and cash received from escrow account of $5 million.

Net cash used in investing activities was approximately $47.4 million for the year ended December 31, 2023 was attributable to the cash deposit in escrow account.

Net cash used in investing activities was approximately $4.8 million for the year ended December 31, 2022 was attributable to the cash deposit in escrow account.

Financing activities

Net cash provided financing activities from continuing operations was approximately $10.0 million for the year ended December 31, 2024 and was attributable to proceeds from issuance of common stock under F3 of approximately $5.7 million and cash proceeds from acquisition of approximately $4.2 million.

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

Commitments and Contingencies

Capital expenditures

Our capital expenditures were incurred primarily in connection with payment of property and equipment and software. Our capital expenditures were $0.8 million and nil for the year ended December 31, 2024 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance, bank loans and net proceeds from our F-3 offering.

Lease commitments

We leases office space under non-cancelable operating lease agreements, which end at various dates in 2027. As of December 31, 2024, our operating leases had a weighted average remaining lease term of 2.58 years and a weighted average discount rate of 3.66%. Future lease payments under operating leases as of December 31, 2024 were as follows:

December 31, 2024

2025	$199,197
2026	206,487
2027	99,541
Thereafter	—
Total undiscounted lease payments	$527,761
Less imputed interest	22,536
Total lease liabilities	$505,225

Contingencies

From time to time, we are party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with the accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our financial statements is critical to an understanding of our financial statements. Please refer to NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES of our consolidated financial statements for details.

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

Research and Development

After the Sale in August 2023 and the Acquisition in December 2024, we became to invest resources in research and development of our digital advertising and marketing campaign services to develop our new business. For the years ended December 31, 2024, 2023 and 2022, research and development expenses were approximately $0.0 million, nil and nil, respectively.

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

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December 31, 2024, we had rights to 1 patent, 31 software copyrights, and 1 registered trademark.

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

B. Compensation

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals initially agreed to serve as our executive officers until December 31, 2025   Such terms have been automatically extended for twelve-month periods, and will continue to be so automatically extended, unless the agreements are terminated in accordance with their terms. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 60 days’ advance written notice. Each executive officer may resign at any time upon 60 days’ advance written notice.

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

Compensation of Director and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of approximately $0.2 million in cash to our directors and executive officers. We   have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the calendar year ended December 31, 2024  .

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the year ended December 31, 2024.

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

 D. Employees

As of December 31, 2024, we had 55 full-  time employees.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 for:

●	each person known to us to beneficially own 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 8,188,574 ordinary shares outstanding as of March 31, 2025.

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

On June 28, 2024 and July 31, 2024, Infobird Co., Ltd entered into an equity acquisition agreement and an amendment to the equity acquisition agreement (the “Equity Acquisition Agreement”) with Shangri-La Trading Limited (the “Seller”), in a single transaction, to acquire 65% of the issued and outstanding equity of Pure Tech at closing. Pure Tech which in turn indirectly wholly controls Pinmu Century, a variable interest entity, and its subsidiaries, and Zhenxi Brand, a variable interest entity, and its subsidiaries. The aggregate purchase price for the equity acquisition was approximately $40.0 million, inclusive of transaction costs, and was funded using the cash on hand of $33 million and a promissory note of $7 million  . The acquisition closed in November 2024.

On December 6, 2024, we entered into an equity acquisition agreement with One One Business Limited, in a single transaction, to acquire 32% of the issued and outstanding equity of Pure Tech. The acquisition closed in December 2024. The Company paid $19.8 million in cash and issued a senior convertible note in the principal amount of US$5,953,095   (the “December 2024 Convertible Note”). The December 2024 Convertible Note includes an original issue discount of fifteen percent (15%) of the aggregate principal amount. After closing, the Company has become the legal and beneficial owner of 97% of the issued and outstanding equity of Pure Tech Global Limited. The December 2024 Convertible Note bears an interest at a rate of 5% per annum. The December 2024 Convertible Note will mature and be due and payable in full on the date that is twenty-four (24) months following the date of the December 2024 Convertible Note. At the option of the holder, the December 2024 Convertible Note shall be convertible into ordinary shares (“Conversion Shares”) of the Company. If the Company exercised its right to prepay the December 2024   Convertible Note, the Company shall make payment to the holder of an amount in cash equal to 115% (the “Prepayment Premium”) multiplied by the then outstanding balance of the December 2024 Convertible Note being prepaid. Subject to the approval set forth in the December 2024 Convertible Note, the holder has the right to convert all or any portion of the outstanding balance into the ordinary shares of the Company, and the conversion price (the “Conversion Price”) should be calculated with a discount of forty percent (40%) of the lowest closing price of the last thirty (30) trading days immediately prior to the date of the conversion notice, provided that the Conversion Price shall not be lower than US$0.4.

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

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and Executive Officers:
Cheuk Yee Li	—	—
Yiting Song	—	—
Yimin Wu(1)	1,815	0.022%
Shaoyang E	—	—
Qian Qu	—	—
All directors and executive officers as a group (5 persons)	1,815	0.022%

(1)	Represents 1,815 ordinary shares held directly by CRservices Limited. Yimin Wu, the chairman of our board of directors, is the sole director and shareholder of CRservices Limited. The registered address of CRservices Limited, a Republic of Seychelles company, is 306 Victoria House, Victoria, Mahé, Seychelles. Yimin Wu, the chairman of our board of directors, is the sole director and shareholder of CRservices Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CRservices Limited.

F. Disclosure of Action to Recover Erroneously Awarded Compensation

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

During the last three years, we have engaged in the following transactions with our directors, executive officers or persons known to us to beneficially own more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties. The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and 2023:

Name of related Party	Relationship
Beijing Runmei advertising Co., LTD (“Runmei”)	Under control of the shareholder of Zhenxi Brand
CRservices	Under control of the Chairman of the Board of Directors

Subscription receivable

As of December 31, 2024 and 2023, the balance of subscription receivable were nil and $1,184,676, respectively. Net proceeds of $1,184,676 were received on January 10, 2024 for the issuance of common shares to investors on December 28, 2023.

Due from related party

  As of December 31, 2024 and 2023, the balance of due from related parties are set out below. The balance of $247,328 were borrowed for working capital use and were non-interest bearing, and payable upon demand, fully received on March 28, 2025. The balance of $1,279 were the consideration of the Disposal of Infobird HK on August 11, 2023, fully received on April 10, 2024.

	December 31, 2024	December 31, 2023

Beijing Runmei advertising Co., LTD	247,328	—
CRservices	—	1,279
Total	247,328	1,279

Due from discontinued operations, net

	December 31, 2024	December 31, 2023

Due from discontinued operations	$17,632,181	$17,632,181
Allowance for expected credit losses	$(17,632,181)	$(17,632,181)
Due from discontinued operations, net	$—	$—

After the Company disposed the discontinued operation entities, those entities continued in the decline of the scale of operation and in the increase of operating losses, which made the collectability of the receivables in doubt. During the year 2023, the Company totally impaired the balance due from discontinued operations by amount of $17,632,181.

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

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends received by an individual with respect to the ordinary shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the ordinary shares will be treated as qualified dividends if: (i) the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC (see discussion above under “— Passive Foreign Investment Company Consequences’’).

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

On May 12, 2023, we effected a 1-for-5 share consolidation of our ordinary shares pursuant to our third amended and restated memorandum and articles of association. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the share consolidation.

On November 15, 2023, we effected a 1-for-20 share consolidation of our ordinary shares pursuant to our fourth amended and restated memorandum and articles of association. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the share consolidation. On the same day, after the share consolidation takes effect, we increased the Company’s authorized share capital from US$25,000 divided into 50,000,000 shares of a par value of US$0.50 each, to US$25,000,000,000 divided into 50,000,000,000 shares of a par value of US$0.50 each by the creation of an additional 49,950,000,000 ordinary shares.

On March 4, 2024, we effected a 1-for-8 share consolidation of our ordinary shares pursuant to our fifth amended and restated memorandum and articles of association. We have retroactively restated all share and per share data for all of the periods presented pursuant to ASC 260 to reflect the share consolidation.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File No. 333-268993), together with the prospectus supplement dated December 22, 2023 in relation to our offering of up to $20,000,000 ordinary shares plus 471,698 additional ordinary shares, par value $0.50 per share, to Fundex SPC-Fundora SP (“Fundex”) pursuant to a securities purchase agreement dated December 22, 2023 (the “December 2023 Offering”). The net proceeds raised from the December 2023 Offering will be up to $20.0 million in aggregate gross proceeds, after estimated fees and expenses, under the securities purchase agreement from sales of purchase notice shares to Fundex after the date of the prospectus supplement. We used the net proceeds from the August 2023 Offering for funding the expansion of our business, working capital and other general corporate purposes.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making its assessment, management used the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2024 based on the material weaknesses described below. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of auditing our consolidated financial statements for year ended December 31, 2024, seven material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States.

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

As we were in the process of implementing such remedial measures as of December 31, 2024, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

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

	For the year ended December 31,
	2024	2023
Audit fees (1)	$200,000	$520,000
Audit-related fees	—	—
Total	$200,000	$520,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Infobird Co., Ltd and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant currently in effect, adopted by way of a special resolution passed on February 20, 2024 with effect from May 2, 2024
4.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234)) filed with the Securities and Exchange Commission on March 15, 2021)
4.3	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-251234)), originally filed with the Securities and Exchange Commission on December 9, 2020, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 30, 2021)
4.6	Convertible Promissory Note dated December 20, 2024 (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on December 20, 2024)
10.1	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
10.2	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.3	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.4	Form of Independent Director Agreement between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.5	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.6	Form of Securities Purchase Agreement by and between the Purchaser and the registrant, dated as of November 25, 2022 (incorporated by reference to Exhibit 4.11 from our report on Form 20-F (File No. 001-40301) filed with the Securities and Exchange Commission on May 1, 2023)
10.7	Form of Securities Purchase Agreement by and between the registrant and certain purchasers (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
10.8	Placement Agency Agreement by and between Maxim Group LLC and the registrant (incorporated by reference to Exhibit 99.5 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
10.9	Form of Securities Purchase Agreement, dated as of July 24, 2023, by and between Infobird Co., Ltd and the purchasers (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on July 28, 2023)
10.10	Form of Securities Purchase Agreement, dated as of August 3, 2023, by and between Infobird Co., Ltd and the purchasers (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on August 4, 2023)
10.11	English Translation of the Equity Transfer Agreement dated August 11, 2023, by and between Infobird Co., Ltd and CRservices Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on August 17, 2023)
10.12	Form of Securities Purchase Agreement, dated as of December 22, 2023, by and between Infobird Co., Ltd and the Investor (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on December 22, 2023)
10.13	Form of Equity Acquisition Agreement, dated as of June 28, 2024, by and between Infobird Co., Ltd and Shangri-La Trading Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on July 1, 2024)
10.14	Form of Amendment No. 1 to Equity Acquisition Agreement, dated July 31, 2024, by and between Infobird Co., Ltd and Shangri-La Trading Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on August 2, 2024)
10.15	Form of Equity Acquisition Agreement, dated December 6, 2024, by and between Infobird Co., Ltd and One One Business Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on December 6, 2024)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
16.1	Letter from WWC, P.C. (incorporated by reference to Exhibit 16.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on June 3, 2024)
19.1	Insider trading policy (incorporated by reference to Exhibit 19.1 from our report on Form 20-F (File No. 001-40301) filed with the Securities and Exchange Commission on July 11, 2024)
21.1*	List of Subsidiaries
23.1*	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm
23.2*	Consent of WWC, P.C., Independent Registered Public Accounting Firm
97.1	Clawback Policy (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on October 24, 2023)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOBIRD CO., LTD

By:	/s/ Cheuk Yee Li
Cheuk Yee Li
Chief Executive Officer

Date: April 10, 2025

 INFOBIRD CO., LTD

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Infobird Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Infobird Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws. and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

April 10, 2025

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

San Mateo, California

May 1, 2023

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023

ASSETS
CURRENT ASSETS
Cash	$4,693,725	$52,659
Accounts receivable, net	3,859,493	180,000
Notes receivables, net	928,856	—
Other receivables, net	147,952	5,223,235
Due from related parties	247,328	1,279
Prepayments	167,173	10,564
Total current assets	10,044,527	5,467,737

OTHER ASSETS
Property and equipment, net	781,624	—
Right-of-use assets	516,443	—
Escrow	—	52,187,762
Goodwill	62,435,299	—
Total other assets	63,733,366	52,187,762

Total assets	$73,777,893	$57,655,499

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,787,656	$—
Other payables and accrued liabilities	260,909	62,403
Contract liabilities	37,316	—
Taxes payable	528,950	594
Lease liabilities - current	199,197	—
Total current liabilities	3,814,028	62,997

OTHER LIABILITIES
Lease liabilities - noncurrent	306,028	—
Other liabilities	2,856,120	—
Total other liabilities	3,162,148	—

Total liabilities	$6,976,176	$62,997

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00001 par value, 5,000,000,000,000 shares authorized, 5,456,974 and 1,342,999 issued and outstanding as of December 31, 2024 and December 31, 2023, respectively*	$55	$13
Subscription receivable	—	(1,184,676)
Additional paid-in capital*	91,539,240	83,383,062
Accumulated deficits	(26,703,478)	(24,604,441)
Accumulated other comprehensive income	(63,634)	(1,456)
Total shareholders’ equity attributable to Infobird Co., Ltd	64,772,183	57,592,502

Non-controlling interests	2,029,534	—
Total equity	66,801,717	57,592,502

Total liabilities and equity	$73,777,893	$57,655,499

* Retroactively restated to reflect 1-for-20 share consolidation effective on November 15, 2023, 1-for-8 share consolidation effective on March 4, 2024 and the Capital Reduction and Reorganization effective on May 2, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(LOSS)

	For the Years Ended
	December 31,	December 31,	December 31,
	2024	2023	2022

REVENUES	$1,437,848	$280,000	$—
COST OF REVENUES	845,236	125,271	—

GROSS PROFIT	592,612	154,729	—

OPERATING EXPENSES:
Selling	438,596	—	—
General and administrative	1,873,646	3,311,155	897,411
Research and development	15,074	—	—
Total operating expenses	2,327,316	3,311,155	897,411

LOSS FROM OPERATIONS	(1,734,704)	(3,156,426)	(897,411)

OTHER INCOME (EXPENSE)
Interest income	200,530	1,366	—
Interest expense	(546,525)	(736,941)	(1,250,000)
Impairment of due from discontinued operations	—	(17,632,181)	—
Other income (expense), net	1,212	85,396	(387,911)
Total other expense, net	(344,783)	(18,282,360)	(1,637,911)

LOSS BEFORE INCOME TAX EXPENSES	(2,079,487)	(21,438,786)	(2,535,322)

INCOME TAX EXPENSE	21,008	—	—

NET LOSS FROM CONTINUED OPERATIONS	(2,100,495)	(21,438,786)	(2,535,322)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of applicable income taxes	—	(4,287,657)	(13,650,763)
Net gain on sale of discontinued operations, net of applicable income taxes	—	22,858,286	—
NET PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	$—	$18,570,629	$(13,650,763)

NET LOSS	(2,100,495)	(2,868,157)	(16,186,085)

Less: Net loss attributable to non-controlling interest from continuing operations	(1,458)	—	—
Net loss attributable to non-controlling interest from discontinued operations	—	(291,626)	(919,106)

NET LOSS ATTRIBUTABLE TO INFOBIRD CO.,LTD	(2,099,037)	(2,576,531)	(15,266,979)

NET LOSS	(2,100,495)	(2,868,157)	(16,186,085)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(64,314)	393,604	(237,046)

TOTAL COMPREHENSIVE LOSS	(2,164,809)	(2,474,553)	(16,423,131)

Less: Comprehensive loss attributable to non-controlling interests from continuing operations	(3,594)	—	—
Comprehensive loss attributable to non-controlling interests from discontinued operations	—	(282,920)	(925,589)

COMPREHENSIVE LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	$(2,161,215)	$(2,191,633)	$(15,497,542)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	1,995,629	393,572	7,192

LOSS PER SHARE
Basic and diluted	$(1.05)	$(6.55)	$(2,122.77)

* Retroactively restated to reflect 1-for-20 share consolidation effective on November 15, 2023, 1-for-8 share consolidation effective on March 4, 2024 and the Capital Reduction and Reorganization effective on May 2, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Retained earnings		Accumulated
				Additional	(accumulated deficit)		other
	Ordinary shares		Subscription	paid-in	Statutory		comprehensive	Non-controlling
	Shares*	Amounts	receivable	Capital*	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, January 1, 2022	6,367	$—	$—	$26,808,800	$449,136	$(12,799,436)	$592,218	$850,152	$15,900,870
Net loss attributable to Infobird Co., Ltd	—	—	—	—	—	(15,266,979)	—	—	(15,266,979)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(919,106)	(919,106)
CB convert to ordinary shares, net of issuance costs	15,625	—	—	6,250,000	—	—	—	—	6,250,000
Statutory reserve	—	—	—	—	—	—	—	—	—
PIPE, net of issuance costs	1,875	—	—	763,810	—	—	—	—	763,810
Share-based compensation for consulting services	—	—	—	10,133	—	—	—	—	10,133
Foreign currency translation adjustment	—	—	—	—	—	—	(230,563)	(6,483)	(237,046)
BALANCE, December 31, 2022	23,867	$—	$—	$33,832,743	$449,136	$(28,066,415)	$361,655	$(75,437)	$6,501,682
Net loss attributable to Infobird Co., Ltd	—	—	—	—	—	(2,576,531)	—	—	(2,576,531)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(291,626)	(291,626)
Issued ordinary shares under F3, net of issuance costs	4,808	—	—	4,522,313	—	—	—	—	4,522,313
Warrants convert to ordinary shares	3,125	—	—	—	—	—	—	—	—
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2023	77	—	—	—	—	—	—	—	—
Issued ordinary shares under F3, net of issuance costs	826,396	8	—	44,999,992	—	—	—	—	45,000,000
CB convert to ordinary shares, net of issuance costs	34,688	—	—	2,775,000	—	—	—	—	2,775,000
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2023	4,179	—	—	—	—	—	—	—	—
CB convert to ordinary shares, net of issuance costs	168,623	2	—	909,701	—	—	—	—	909,703
Issued ordinary shares under F3, net of issuance costs	215,000	2	(1,184,676)	1,184,674	—	—	—	—	—
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2024	62,236	1	—	(1)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	384,898	8,706	393,604
Deconsolidation of discontinued operations	—	—	—	(4,841,360)	(449,136)	6,038,505	(748,009)	358,357	358,357
BALANCE, December 31, 2023	1,342,999	$13	$(1,184,676)	$83,383,062	$—	$(24,604,441)	$(1,456)	$—	$57,592,502
Net loss attributable to Infobird Co., Ltd	—	—	—	—	—	(2,099,037)	—	—	(2,099,037)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(1,458)	(1,458)
Received subscription receivable	—	—	1,184,676	—	—	—	—	—	1,184,676
Issued ordinary shares due to the commitment	58,975	1	—	(1)	—	—	—	—	—
Issued ordinary shares under F3, net of issuance costs	585,000	6	—	4,512,714	—	—	—	—	4,512,720
CB convert to ordinary shares, net of issuance costs	3,470,000	35	—	3,643,465	—	—	—	—	3,643,500
Foreign currency translation adjustment	—	—	—	—	—	—	(62,178)	(2,136)	(64,314)
Non-controlling interest from acquisition	—	—	—	—	—	—	—	2,033,128	2,033,128
BALANCE, December 31, 2024	5,456,974	$55	$—	$91,539,240	$—	$(26,703,478)	$(63,634)	$2,029,534	$66,801,717

* Retroactively restated to reflect 1-for-20 share consolidation effective on November 15, 2023, 1-for-8 share consolidation effective on March 4, 2024 and the Capital Reduction and Reorganization effective on May 2, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

 INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Years Ended
	December 31,	December 31,	December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,100,495)	$(2,868,157)	$(16,186,085)
Net profit/(loss) from discontinued operations	—	18,570,629	(13,650,763)
Net loss from continuing operations	(2,100,495)	(21,438,786)	(2,535,322)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	75,985	—	—
Right-of-use assets depreciation	37,025	—	—
(Gain)/Loss of investment	—	(84,634)	387,910
Interest income	(169,726)	—	—
Allowance for expected credit losses	—	19,520,843	—
Imputed interest expense	546,525	736,941	1,250,000
Stock-base compensations for consulting service	—	—	10,133
Change in operating assets and liabilities
Accounts receivable	(83,703)	(180,000)	—
Loan receivable	(7,500,000)	—	—
Other receivables	4,892,315	(323,235)	—
Prepayments	(26,539)	(10,367)	20,000
Accounts payable	95,838	—	—
Other payables and accrued liabilities	55,226	61,846	—
Contract liabilities	(72,766)	—	—
Taxes payable	38,386	583	—
Lease liabilities	(36,183)	—	—
Due from discontinued operations	—	(3,618,253)	(2,542,000)
Net cash used in operating activities from continuing operations	(4,248,112)	(5,335,062)	(3,409,279)
Net cash provided by (used in) operating activities from discontinued operations	—	2,615,101	(1,814,592)
Net cash used in operating activities	(4,248,112)	(2,719,961)	(5,223,871)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash deposit in escrow account	(5,114,000)	(47,387,762)	(4,800,000)
Cash received from escrow account	5,000,000	—	—
Acquisitions of property, plant and equipment	(768,803)	—	—
Long-term investment in equity	(100,060)	—	—
Net cash used in investing activities from continuing operations	(982,863)	(47,387,762)	(4,800,000)
Net cash provided by (used in) investing activities from discontinued operations	—	14,054	(470,805)
Net cash used in investing activities	(982,863)	(47,373,708)	(5,270,805)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock under F3	5,697,396	49,522,314	—
Net proceeds from issuance of convertible bonds	—	2,947,762	5,000,000
Net proceeds from issuance of PIPEs	—	—	291,856
Cash proceeds from acquisition Pure Tech	4,212,977	—	—
Refunds from escrow	—	96,932	503,068
Net cash provided by financing activities from continuing operations	9,910,373	52,567,008	5,794,924
Net cash used in financing activities from discontinued operations	—	(2,997,269)	(255,827)
Net cash provided by financing activities	9,910,373	49,569,739	5,539,097

EFFECT OF EXCHANGE RATE CHANGES	(38,332)	(28,715)	(299,017)

NET CHANGE IN CASH	4,641,066	(552,645)	(5,254,596)

CASH, beginning of period	52,659	1,038,819	6,293,415

CASH, end of period	$4,693,725	$486,174	$1,038,819

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	—	433,515	829,258

CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS	4,693,725	52,659	209,561

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Infobird Co., Ltd (“Infobird Cayman” or the “Company”) is a holding company incorporated on March 26, 2020 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Infobird International Limited (“Infobird HK”) established under the laws of Hong Kong on April 21, 2020, Lightyear Technology Pte. Ltd (“Lightyear Technology”), no substantive operations, established under the laws of Singapore on July 25, 2023, and Inforbird Technologies Limited (“Inforbird Technologies”) established under the laws of Hong Kong on July 12, 2023, and 97% of the outstanding share capital of Pure Tech Global Limited (“Pure Tech”) established under the laws of the British Virgin Islands (“BVI”) on February 5, 2024.

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

On July 15, 2024, Guangnian Zhiyuan completed its 100% acquisition of Beijing Suowangda Technology Development Co., Ltd (“Beijing Suowangda”), a PRC limited liability company established on June 13, 2010 from individuals. Beijing Suowangda is primarily a cost center.

On November 30, 2024, Infobird Cayman completed its 97% acquisition of Pure Tech, which is a holding company holding all of the outstanding equity of Pure Media Limited (“Pure Media”). Pure Media was established on March 14, 2024 under the laws of Hong Kong.

Pure Media, through its VIEs, Pinmu Century (Beijing) Marketing Technology Co., Ltd (“Pinmu Century”), a PRC limited liability company established on April 17, 2012, and its subsidiaries, and Zhenxi Brand Marketing Consulting (Shanghai) Centre (“Zhenxi Brand”), a PRC wholly owned enterprise established on July 4, 2019, and its subsidiaries, provides digital advertising and marketing campaign services to its clients in China.

The accompanying consolidated financial statements reflect the activities of Infobird Cayman and each of the following entities

Name	Background	Ownership
Inforbird Technologies Limited (“Inforbird Technologies”)	● A Hong Kong company ● Incorporated on July 12, 2023 ● Software developing that provides software as a service (SaaS)	100% owned by Infobird Co., Ltd
Lightyear Technology Pte. Ltd (“Lightyear Technology”)	● A Singapore company ● Incorporated on July 25, 2023 ● A holding company	100% owned by Infobird Co., Ltd
Guangnian Zhiyuan (Beijing) Technology Co., Ltd (“Guangnian Zhiyuan”)	● A PRC company ● Incorporated on July 6, 2023 ● Registered capital of $1,379,310 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	100% owned by Inforbird Technologies
Beijing Suowangda Technology Development Co., Ltd (“Beijing Suowangda”)	● A PRC limited liability company ● Incorporated on June 13, 2010 ● Registered capital of $68,794 (RMB 470,000) ● A cost center	100% owned by Guangnian Zhiyuan
Pure Tech Global Limited (“Pure Tech”)	● A BVI company ● Incorporated on February 5, 2024 ●A holding company	97% owned by Infobird Co., Ltd
Pure Media Limited (“Pure Media”)	● A Hong Kong company ● Incorporated on March 14, 2024 ●A holding company	100% owned by Pure Tech
Pinmu Century (Beijing) Marketing Technology Co., Ltd (“Pinmu Century”)	● A PRC limited liability company ● Incorporated on April 17, 2012 ● Registered capital of $1,581,243 (RMB 10,000,000) ● Digital advertising and marketing campaign service	VIE of Pure Media
Zhenxi Brand Marketing Consulting (Shanghai) Centre (“Zhenxi Brand”)	●a PRC wholly owned enterprise ● Incorporated on July 4, 2019 ● Digital advertising and marketing campaign service	VIE of Pure Media

Contractual Arrangements Between Pure Media, and Pinmu Century and Zhenxi Brand

Due to legal restrictions on foreign ownership and investment in, among other areas, the operation of internet public information in China, including digital advertising and marketing campaign on internet, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. Neither the Company nor its subsidiaries own any equity interest in Pinmu Century and Zhenxi Brand. As such, Pinmu Century and Zhenxi Brand are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and spousal consent letters (collectively the “Contractual Arrangements”, which were signed on June 10, 2024 with Pinmu Century and signed on July 31, 2024 with Zhenxi Brand).

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Pure Media and Pinmu Century and Zhenxi Brand, Pure Media has the exclusive right to provide Pinmu Century and Zhenxi Brand with technical support services, consulting services and other services, including technical support and training, business management consultation, consultation, collection and research of technology and market information, marketing and promotion services, customer order management and customer services, lease equipment or properties, provide legitimate rights to use software license, provide deployment, maintenances and upgrade of software, design installation, daily management, maintenance and updating network system, hardware and database, and other services requested by Pinmu Century and Zhenxi Brand from time to time to the extent permitted under PRC law. In exchange, Pure Media is entitled to a service fee that equals to all of the consolidated net income. The service fee may be adjusted by Pure Media based on the actual scope of services rendered by Pure Media and the operational needs and expanding demands of Pinmu Century and Zhenxi Brand. Pursuant to the exclusive business cooperation agreement, the service fees may be adjusted based on the actual scope of services rendered by Pure Media and the operational needs of Pinmu Century and Zhenxi Brand.

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Pure Media.

During the term of the exclusive business cooperation agreement, Pure Media and Pinmu Century and Zhenxi Brand shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Pure Media or Pinmu Century, or Zhenxi Brand if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company.

Exclusive Option Agreements

Pursuant to the exclusive option agreements among Pure Media, Pinmu Century and the shareholders who collectively owned all of Pinmu Century, Zhenxi Brand and the shareholders who collectively owned all of Zhenxi Brand, such shareholders jointly and severally grant Pure Media an option to purchase their equity interests in Pinmu Century and Zhenxi Brand. The purchase price shall be the lowest price then permitted under applicable PRC laws. Pure Media or its designated person may exercise such option at any time to purchase all or part of the equity interests in Pinmu Century and Zhenxi Brand until it has acquired all equity interests of Pinmu Century and Zhenxi Brand, which is irrevocable during the term of the agreements.

The exclusive option agreements remain in effect until all equity interest held by shareholders in Pinmu Century and Zhenxi Brand has been transferred or assigned to Pure Media and/or any other person designated by the Pure Media in accordance with such agreement.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Pure Media, Pinmu Century and the shareholders who collectively owned all of Pinmu Century, Zhenxi Brand and the shareholders who collectively owned all of Zhenxi Brand, such shareholders pledge all of the equity interests in Pinmu Century and Zhenxi Brand to Pure Media as collateral to secure the obligations of Pinmu Century and Zhenxi Brand under the exclusive business cooperation agreement and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Pure Media unless transferring the equity interests to Pure Media or its designated person in accordance to the exclusive option agreements.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Pinmu Century and Zhenxi Brand give Pure Media an irrevocable proxy to act on their behalf on all matters pertaining to Pinmu Century and Zhenxi Brand and to exercise all of their rights as shareholders of Pinmu Century and Zhenxi Brand, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of the shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholder the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Pinmu Century and Zhenxi Brand, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs shall remain in effect while the shareholders of Pinmu Century hold the equity interests in Pinmu Century and Zhenxi Brand.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Pinmu Century and Zhenxi Brand commit that they have no right to make any assertions in connection with the equity interests of Pinmu Century and Zhenxi Brand, which are held by the shareholders. In the event that the spouses obtain any equity interests of Pinmu Century and Zhenxi Brand, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Pinmu Century and Zhenxi Brand. The letters are irrevocable and shall not be withdrawn without the consent of Pure Media.

Based on the foregoing contractual arrangements, which grant Pure Media effective control of Pinmu Century, Zhenxi Brand, and subsidiaries and enable Pure Media to receive all of their expected residual returns, the Company accounts for Pinmu Century and Zhenxi Brand as VIEs. Accordingly, the Company consolidates the accounts of Pinmu Century, Zhenxi Brand and subsidiaries for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2 – Summary of significant accounting policies

Liquidity

In assessing liquidity, the Company monitors and analyzes cash on-hand and operating expenditure commitments. The Company’s liquidity needs are to meet working capital requirements and operating expense obligations.

Historically, the Company finances its operations through internally generated cash, short-term loans and payable from related parties and equity financing. As of December 31, 2024, the Company’s working capital was approximately $6.23 million. The Company will not require any fund over the next twelve months upon issuance of this audited consolidated financial statements to operate at its current level, either from operating activities or funding.

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

Translation adjustments included in accumulated other comprehensive loss amounted to $63,634 and $1,456 as of December 31, 2024 and 2023, respectively. The balance sheet amounts of discontinued operations, with the exception of equity at August 11, 2023 were translated at 7.2367 RMB to $1. The balance sheet amounts of continuing operations, with the exception of equity at December 31, 2024 and 2023 were translated at 7.2993 RMB and 7.0999 RMB to $1, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of continuing operations and comprehensive loss as of December 31, 2024 and 2023 were 7.1957 RMB and 7.2346 RMB to $1, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meet the criteria in paragraph 205-20-45-1E to be classified as discontinued operations. When all of the criteria to be classified as discontinued operations are met, including management having the authority to approve the action and committing to a plan to sell the entity or the components, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from the balances of the continuing operations. At the same time, the results of discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. See Note 5 – Discontinued operations.

Cash

Cash consists of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three (3) months.

Accounts receivable, and allowance for expected credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses.

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after thirty (30) days from payment due date. The Company adopted ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments” on January 1, 2023 using a modified retrospective approach. The Company also adopted this guidance to notes receivables, other receivables, due from related parties, due from discontinued operations and escrows. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables. The Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. The allowance for expected credit losses and corresponding receivables were written off when they are determined to be uncollectible.

Notes receivables and allowance for expected credit losses

Notes receivables primarily include bank acceptance notes and commercial acceptance notes received from customers. The notes are primarily six months from the date of issuance. Notes receivables are reviewed periodically to determine whether its carrying value has become impaired. The Company uses credit loss method to estimate the allowance for the questionable balances. The carrying value of notes receivable is reduced by an allowance of credit losses.

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

Short term investments

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity products. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income. Gain (loss) from short term investments for the years ended December 31, 2024, 2023 and 2022 amounted to nil, $84,634 and $(387,910), respectively.

Property and equipment, net

Property and equipment,net are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets: 5 years for transportation equipment. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition.

Lease

The Company applies ASC Topic 842, Leases, and determines if an arrangement is a lease at contract inception. Operating leases are primarily presented as right-of-use (“ROU”) assets, lease liabilities - current and lease liabilities - noncurrent on its consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and comprehensive income (loss) and cash flow.

Escrow

In connection with the closing of the Company’s initial public offering in April 2021, $600,000 of the net proceeds received from the initial public offering was deposited in an escrow account, and the Company is restricted to withdraw therefrom, for twenty-four months after the closing date of the initial public offering. As of December 31, 2024 and 2023, the balances of the escrow account related to IPO were both nil.

In connection with the Company’s convertible notes and issuance of common shares from 2022 to 2024, the net proceeds received from the convertible notes and parts of issuance of common shares under F-3 was deposited in a third party’s escrow account as the required by the investor. As of December 31, 2024 and 2023, the net balance of the escrow account related to convertible notes and issuance of common shares amounted to nil and $52,187,762, respectively. The Company uses credit loss method to estimate the allowance for the questionable balances.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. In accordance with ASC Topic 350, recorded goodwill amounts are not amortized but rather assessed for impairment annually or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value-based test.

When performing the annual impairment test, the Company has the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the Company would be required to perform a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of fair value of the reporting unit to the carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The fair value is generally determined using the income approach.

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

Financial assets and liabilities of the Company primarily consist of cash, other receivables, accounts receivable, due from related parties, escrows, short-term accounts payable and other payables and accrued liabilities. As of December 31, 2024 and 2023, the carrying values of these financial assets and liabilities approximate their fair values due to the short-term nature.

Non-controlling Interests

The Company’s non-controlling interests represent the minority shareholders’ ownership interests related to the Company’s subsidiaries, including 3% for Pure Tech for the years ended December 31, 2024. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the consolidated statement of operations and comprehensive loss as allocations of the total income or loss for the year between non-controlling interests holders and the shareholders of the Company.

All of non-controlling interests were from continuing operation entities, which consist of the following:

	December 31,	December 31,
Non-controlling	2024	2023

Pure Tech	$2,033,128	$—
Total	$2,033,128	$—

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

Revenues - continuing operations are generated from business integration solution services revenue and digital advertising and marketing campaign services revenue.

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

The Company generally provides limited warranties for work performed under its business integration solution contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warrants are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. As of December 31, 2024 and 2023, no accrued warranty liabilities were deemed necessary for both continuing and discontinued operations.

(2) Digital Advertising And Marketing Campaign Services Revenue

The Company generates its digital advertising and marketing campaign services revenue from developing and executing advertising plan depending on the customers’ needs. The provision of the digital advertising and marketing campaign services revenue is considered as one performance obligation as the service provided is distinct within the context of the contract whereas the customer can obtain benefit, therefore, the service revenue is recognized based on the service performed over the contractual period.

Contract performance periods generally range from one month to one year. Contracts generally do not contain significant financing components or variable consideration.

Revenues - discontinued operations are generated from the followings:

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

(5) Revenue from software development

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

(6) Revenue from sales of hardware with software integration

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

(7) Professional services and other revenues

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

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods or services to the customer or other conditions under the terms of a sales contract. After the acquisition of Pure Tech in 2024, the Company recorded contract liabilities of $109,908 as of November 30, 2024, and contract liabilities of $72,297 as of November 30, 2024 were recognized as revenue in the year ended December 31, 2024. As of December 31, 2024, contract liabilities were $37,316, including a foreign currency translation adjustment loss of $295.

The Company’s disaggregated revenue streams are summarized and disclosed in Note 16.

Cost of revenues

Cost of business integration solution services revenues from continuing operation entities consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support.

Cost of digital advertising and marketing campaign services revenues from continuing operation entities consists primarily of direct costs from the media.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2024 and 2023 are subject to examination by any applicable tax authorities.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to INFOBIRD CO., LTD divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024, 2023 and 2022, there were no dilutive shares.

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

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are PRC government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans occurred in continuing operation entities, which were $39,331, $13,016 and nil for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023 for public entities.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flow.

Note 3 – Variable interest entity

VIEs are mainly from continuing operations and discontinued operations during the years ended December 31, 2024, 2023, and 2022:

VIEs from continuing operations

On June 10, 2024, Pure Media entered into the Contractual Arrangements with Pinmu Century, and on July 31, 2024, Pure Media entered into the Contractual Arrangements with Zhenxi Brand. The significant terms of these Contractual Arrangements are summarized in “Note 1 – Nature of business and organization” above. As a result, the Company classifies Pinmu Century and Zhenxi Brand as VIEs which should be consolidated based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary for accounting purposes and must consolidate the VIE. Pure Media is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Pinmu Century and Zhenxi Brand because it has both of the following characteristics:

(1)	The power to direct activities at Pinmu Century and Zhenxi Brand that most significantly impact such entity’s economic performance, and

(2)	The right to receive benefits from Pinmu Century and Zhenxi Brand that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Pinmu Century and Zhenxi Brand pay service fees equal to all of its net income to Pure Media. The Contractual Arrangements are designed so that Pinmu Century and Zhenxi Brand operate for the benefit of Pure Media and ultimately, the Company.

Under the Contractual Arrangements, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves, if any. As Pinmu Century is incorporated as a limited liability company and Zhenxi Brand is incorporated as a wholly owned enterprise under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Accordingly, the accounts of Pinmu Century and Zhenxi Brand are consolidated in the accompanying consolidated financial statements. In addition, their financial positions and results of operations are included in the Company’s consolidated financial statements.

VIE from discontinued operations

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

Under the Contractual Arrangements, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs and settle obligations of the VIEs, except for registered capital and PRC statutory reserves, if any. As the VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Accordingly, the accounts of Infobird Beijing are consolidated in the accompanying consolidated financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements.

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2024	December 31, 2023

Current assets	$12,630,910	$—
Other assets	350,188	—
Total assets	12,981,098	—
Total liabilities	(3,897,967)	—
Net assets	$9,083,131	$—

	December 31, 2024	December 31, 2023

Current liabilities:
Accounts payable	$2,787,656	$—
Other payables and accrued liabilities	207,558	—
Contract liabilities	37,316	—
Lease liabilities	133,818	—
Taxes payable	528,173	—
Total current liabilities	3,694,521	—
Lease liabilities – non-current	203,446	—
Total liabilities	$3,897,967	$—

The summarized operating results of the VIEs are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023**	For the year ended December 31, 2022**

Operating revenues*	$1,417,848	$3,173,124	$6,093,457
Gross profit	591,012	1,575,941	2,566,055
Loss from operations	(20,269)	(4,121,315)	(13,046,004)
Net loss	$(46,643)	$(4,310,491)	$(13,224,939)
Net loss attributable to INFOBIRD CO., LTD	(45,244)	(4,018,865)	(12,305,833)
Net loss attributable to non-controlling interest	(1,399)	(291,626)	(919,106)

*	During the years ended December 31, 2024, 2023 and 2022, Operating revenues include nil, $583,302 and $601,777 intercompany revenue to Infobird WFOE, respectively.
**	Operating revenues in 2023 and 2022 were totally generated from discontinued operations.

NOTE 4 – Business combination

Acquisition of Pure Tech

On July 31, 2024, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement 1”) with Shangri-La Trading Limited to acquire 65% ownership stake in Pure Tech, for aggregate purchase price of $40,000,000. On December 6, 2024, the Company entered into an Equity Acquisition Agreement (the “Purchase Agreement 2”) with the other shareholder of Pure Tech, One One Business Limited to acquire 32% ownership stake in Pure Tech, for aggregate purchase price of $25,737,818, consisting of $5,953,095 in the form of promissory note and $19,784,723 in cash.

On November 30, 2024, the Company has paid the majority of considerations and already control Pure Tech and its subsidiary and VIEs.

The Company’s acquisition of Pure Tech was accounted for as a business combination in accordance with ASC 805. The Company allocated the purchase price of Pure Tech based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB with the valuation methodologies using level 3 inputs. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions were not material and have been expensed as incurred in general and administrative expense. The consideration was $65,737,818, consisting of $5,953,095 in the form of a convertible promissory note and $59,784,723 in cash.

The following table presents the purchase price of Pure Tech for the Company and non-controlling shareholders on November 30, 2024.

Amount

Cash	$4,212,977
Accounts receivable, net	3,264,577
Notes Receivables	1,299,453
Other receivables, net	140,172
Due from related parties	249,273
Prepayments	131,765
Right-of-use assets	364,175
Accounts payable	(2,714,374)
Other payables and accrued liabilities	(656,039)
Contract liabilities	(109,908)
Taxes payable	(494,392)
Lease liabilities - current	(134,463)
Lease liabilities - noncurrent	(217,569)
Net assets acquired	$5,335,647

Goodwill	$62,435,299

Purchase price for the Company	65,737,818
Fair value of non-controlling interest	2,033,128
Total purchase price	$67,770,946

Note 5 — Discontinued operations

On August 11, 2023, the Company discontinued its SaaS services in the Mainland of China. On August 11, 2023, Infobird Co., Ltd, a Cayman Island exempted company (the “Company”), entered into an equity transfer agreement (the “Agreement”) with CRservices Limited (“CRservices”), a Mahé Island limited company and a shareholder of the Company, pursuant to which, the Company agreed to sell all the issued shares of Infobird HK, a limited company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company, for a consideration of HK$10,000. On the same day, the Company discontinued its SaaS services in the Mainland of China.

As a result, the result of operations for the Company’s Mainland SaaS services business are reported as discontinued operations under the guidance of ASC 205.

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022.

	For the Year Ended
	December 31,	December 31,	December 31,
	2024	2023	2022

REVENUES	$—	$2,589,823	$5,505,734
COST OF REVENUES	—	1,603,887	3,527,402

GROSS PROFIT	—	985,936	1,978,332

OPERATING EXPENSES:
Selling	—	607,424	3,368,714
General and administrative	—	954,576	6,142,730
Research and development	—	922,343	3,323,361
Long-live assets impairment	—	2,602,589	2,631,019
Total operating expenses	—	5,086,932	15,465,824

LOSS FROM OPERATIONS	—	(4,100,996)	(13,487,492)

OTHER INCOME (EXPENSE)
Interest income	—	1,296	2,994
Interest expense	—	(33,682)	(1,450,707)
Other (expense) income, net	—	(154,275)	1,206,793
Total other income (expense), net	—	(186,661)	(240,920)

LOSS FROM DISCONTINUED OPERATIONS BEFORE INCOME TAXES	—	(4,287,657)	(13,728,412)

GAIN ON THE SALE OF DISCONTINUED OPERATIONS BEFORE INCOME TAXES	—	22,858,286	—

TOTAL INCOME(LOSS) FROM DISCONTINUED OPERATIONS BEFORE INCOME TAXES	—	18,570,629	(13,728,412)

INCOME TAX EXPENSE(BENEFIT)	—	—	(77,649)

INCOME(LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	—	18,570,629	(13,650,763)

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2024	December 31, 2023

Trade accounts receivable	$4,220,194	$180,000
Allowance for expected credit losses	(360,701)	—
Total accounts receivable, net	$3,859,493	$180,000

Movement of allowance for expected credit losses of the following:

	December 31, 2024	December 31, 2023	December 31, 2022

Beginning balance	$—	$—	$—
Acquisition	360,701	—	—
Ending balance	$360,701	$—	$—

The Company does not require collateral for, or interest on accounts receivable. The Company maintains an allowance for estimated credit losses, and when it is determined that they are uncollectible, the allowance for expected credit losses and corresponding receivables are written off.

Note 7 – Other receivables, net

Other receivables, net consist of the following:

	December 31, 2024	December 31, 2023

Receivables from sales of short-term investment	$1,888,662	$6,788,662
Others	147,952	323,235
Total other receivables	$2,036,614	$7,111,897
Allowance for expected credit losses	(1,888,662)	(1,888,662)
Total other receivables, net	$147,952	$5,223,235

The Company does not require collateral for other receivables. The Company maintains an allowance for its doubtful accounts receivable due to estimated credit losses, and all the allowance for credit losses are accrued directly to the receivables from sales of short-term investment in the year ended December 31, 2023. The Company records the allowance for expected credit loss through the consolidated statements of operations and comprehensive income (loss), included in allowance for credit losses, up to the amount of receivables recognized to date. Receivables are written off and charged against the recorded allowance when the Company has exhausted collection efforts without success.

Note 8 – Escrow

	December 31, 2024	December 31, 2023

Escrow from IPO	$—	$—
Escrow from other financing activities	—	52,187,762
Total escrow	$—	$52,187,762
Allowance for expected credit losses	—	—
Total Escrow, net	$—	$52,187,762

In 2023, the Company decided to use the amount of escrow account for locking the acquisition targets, and the Company signed the Agreements with the targets in the year 2024, and all the balances of escrow account were paid as considerations. As of December 31, 2024 and 2023, the net balance of the escrow account related to convertible notes and issuance of common shares amounted to nil and $52,187,762, respectively.

Note 9 – Accounts payable

Accounts payable mainly consist of trade accounts payable. As of December 31, 2024 and 2023, the balance of accounts payable were $2,787,656 and nil, respectively.

The ageing of all accounts payable is under 2 years, and the Company is not required to pay any interest on accounts payable.

Note 10 – Other liabilities

Other liabilities were mainly formed from convertible promissory note. As of December 31, 2024 and 2023, the balance of other liabilities were $2,856,120 and nil, respectively. The outstanding balances were converted to common stock on January 24, 2025.

Note 11 – Related party balances and transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and 2023:

Name of related Party	Relationship
Beijing Runmei advertising Co., LTD (“Runmei”)	Under control of the shareholder of Zhenxi Brand
CRservices	Under control of the Chairman of the Board of Directors

Subscription receivable

As of December 31, 2024 and 2023, the balance of subscription receivable were nil and $1,184,676, respectively. Net proceeds of $1,184,676 were received on January 10, 2024 for the issuance of common shares to investors on December 28, 2023.

Due from related parties

As of December 31, 2024 and 2023, the balance due from related parties are set out below. The balance of $247,328 were borrowed for working capital use and were non-interest bearing, and payable upon demand, fully received on March 28, 2025. The balance of $1,279 were the consideration of the Disposal of Infobird HK on August 11, 2023, fully received on April 10, 2024.

	December 31, 2024	December 31, 2023

Beijing Runmei advertising Co., LTD	$247,328	$—
CRservices	—	1,279
Total	$247,328	$1,279

Due from discontinued operations, net

	December 31, 2024	December 31, 2023

Due from discontinued operations	$17,632,181	$17,632,181
Allowance for expected credit losses	(17,632,181)	(17,632,181)
Due from discontinued operations, net	$—	$—

After the Company disposed the discontinued operation entities, those entities continued in the decline of the scale of operation and in the increase of operating losses, which made the collectability of the receivables in doubt. During the year 2023, the Company totally impaired the balance due from discontinued operations by amount of $17,632,181.

Note 12 – Taxes

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

BVI

Under the current laws of BVI, Pure Tech is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

PRC

Infobird WFOE, Infobird Beijing, Infobird Anhui, Infobird Guiyang, Shanghai Qishuo, Anhui Weiao, Guangnian Zhiyuan, Beijing Suowangda, Pinmu Century and Zhenxi Brand are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Infobird Beijing maintained the “high-tech enterprise” tax status which is validated until October 2023, which reduced its statutory income tax rate to 15%. Pinmu Century maintained the “high-tech enterprise” tax status which is validated until October 2026, which reduced its statutory income tax rate to 15%. Infobird Guiyang qualifies for 15% preferential income tax rate for enterprises whose core business is one of the industrial projects listed in the Catalogue of Encouraged Industries in western regions of China. EIT also grants preferential tax treatment to certain Small and Micro Enterprises (“SMEs)”. Under this preferential tax treatment, SMEs with revenues under RMB1,000,000 (approximately USD138,972) are entitled to an income tax rate of 20% base on a 25% taxable income. Guangnian Zhiyuan, Beijing Suowangda are eligible for the 20% tax rate. Besides, Zhenxi Brand is a wholly owned enterprise which is not applicable to income tax under the law of PRC.

In addition, 200% of research and development expenses of Infobird Beijing, Infobird Anhui, Infobird Guiyang, Shanghai Qishuo, Anhui Weiao and Pinmu Century are subject to additional deduction from pre-tax income while such deduction cannot exceed the total amount of pre-tax income.

Tax savings for the years ended December 31, 2024, 2023 and 2022 amounted to approximately $0.1 million, nil and nil respectively, with the 10% preferential tax rate reduction and additional deduction of 200% of research and development expenses.

The Company’s basic and diluted earnings per shares would have been lower by approximately $0.0, nil and nil per share for the years ended December 31, 2024, 2023 and 2022 respectively, without the preferential tax rate reduction and research and development expenses reduction.

Income tax (credits)/expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $21,008, nil and $(77,649), respectively.

Significant components of the provision for income taxes for the continuing operations and discontinued operations are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Continuing operations:
Current income tax expenses	$21,008	$—	$—
Deferred income tax expenses	—	—	—
Total income tax expenses	$21,008	$—	$—

Discontinued operations:
Current income tax expenses	$—	$—	$—
Deferred income tax (credit)	—	—	(77,649)
Total income tax (credit)	$—	$—	$(77,649)

The following table reconciles China statutory rates to the Company’s effective tax rate of continuing operations and discontinued operations:

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Continuing operations:
China statutory income tax rate	25%	—	—
Preferential tax rate reduction	(19.3)%	—	—
200% deduction on research and development expenses	(1.0)%	—	—
Change in valuation allowance	(4.0)%	—	—
Permanent difference	(12.6)%	—	—
Others	6.1%
Effective tax rate	(5.8)%	—	—

Discontinued operations:
China statutory income tax rate	—	25%	25%
Preferential tax rate reduction	—	(9.6)%	(8.4)%
200% deduction on research and development expenses	—	—	—
Tax rate difference outside of PRC	—	—	(3.4)%
Change in valuation allowance	—	(15.3)%	(12.6)%
Permanent difference	—	(0.1)%	(0.1)%
Effective tax rate	—	—	0.5%

Deferred tax assets and liabilities – China

Significant components of deferred tax assets and liabilities of continuing operations were as follows:

	December 31,	December 31,
Deferred tax assets:	2024	2023

Net operating loss carryforward	$20,018	$19,551
Lease liabilities	59,837	—
Deferred tax assests	79,855	19,551

ROU assets	(61,717)	—
Deferred tax liabilities	(61,717)	—

Valuation allowance	(18,138)	(19,551)

Deferred tax assets (liabilities), net	$—	$—

Non-current deferred tax assets	$—	$—
Non-current deferred tax liabilities	—	—
Deferred tax (liabilities) assets, net	$—	$—

The Company had net operating loss (NOL) carryforward of approximately $0.1 million and $0.1 million from the Company’s PRC and Hong Kong subsidiaries as of December 31, 2024 and 2023, respectively. As the Company believes it is more likely than not that its PRC and Hong Kong operations will not be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC and Hong Kong, the Company provided 100% allowance on deferred tax assets net of deferred tax liabilities of approximately $0.1 million and $0.0 related to PRC and Hong Kong subsidiaries as of December 31, 2024 and 2023, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended December 31, 2024, 2023, and 2022. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve (12) months from December 31, 2024.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT at a rate of 6% of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31, 2024	December 31, 2023

VAT taxes payable	$316,105	$—
Income taxes payable	203,494	—
Other taxes payable	9,351	594
Total taxes payable	$528,950	$594
Less: taxes payable - discontinued operations	—	—
Taxes payable - continuing operations	$528,950	$594

Note 13 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash in bank. As of December 31, 2024 and 2023, $3,521,677 and $4,718 were deposited with financial institutions located in the PRC, respectively. Deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $68,000 (RMB 500,000). As of December 31, 2024 and 2023, $3,232,446 and nil are over the China deposit insurance limit which is not covered by insurance, respectively. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024 and 2023, cash balance of $1,172,048 and $47,941 was maintained at financial institutions in Hong Kong, of which $1,043,310 and nil was subject to credit risk, respectively.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer concentration risk

For the year ended December 31, 2024, two customers accounted for 71.8% and 26.0% of the Company’s total revenues, respectively. For the year ended December 31, 2023, two customers accounted for 64.3% and 35.7% of the Company’s total revenues, respectively. For the year ended December 31, 2022, none of customer accounted for more than 10.0% of the Company’s total revenues.

As of December 31, 2024, two customers accounted for 52.3% and 46.8% of the total balance of accounts receivable. As of December 31, 2023, one customer accounted for 100.0% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2024, three vendors accounted for 42.4%, 29.7% and 15.1% of the Company’s total purchases. For the year ended December 31, 2023 and 2022, none of vendor accounted for more than 10.0% of the Company’s total purchases.

As of December 31, 2024, two vendors accounted for 36.9% and 30.0% of the total balance of accounts payable. As of December 31, 2023, none of vendor accounted for more than 10.0% of the total balance of accounts payable.

Note 14 – Equity

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

On September 29, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 1”) with a purchaser. Pursuant to the Agreement 1, the Company agreed to sell to this purchaser 500,000 ordinary shares for a consideration of $277,500. On September 29, 2022, the Company issued 500,000 shares to this purchaser.

On October 8, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 2”) with a purchaser. Pursuant to the Agreement 2, the Company agreed to sell to this purchaser 500,000 ordinary shares for a consideration of $287,500. On October 8, 2022, the Company issued 500,000 shares to this purchaser.

On November 9, 2022, the Company has entered into a Securities Purchase Agreement (the “Agreement 3”) with a purchaser. Pursuant to the Agreement 3, the Company agreed to sell to this purchaser 500,000 ordinary shares for a consideration of $202,500. On November 9, 2022, the Company issued 500,000 shares to this purchaser.

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

On December 22, 2023, the Company entered into a securities purchase agreement (the “Agreement 6”) with certain accredited investors (the “Purchasers 6”), pursuant to which the Company agreed to sell to the Purchasers 6 an aggregate of 1,720,000 ordinary shares on December 28, 2023. The net proceeds from the transactions were $1,184,676, and received on January 10, 2024. The commitment share of 471,698 shares were issued on January 5, 2024 to the purchase with nil consideration.

On January 8, 2024, pursuant to the Agreement 6, the Company agreed to sell to this purchaser 2,040,000 ordinary shares for a consideration of $1,020,000. From January 26, 2024 to January 28, 2024, the Company issued 2,040,000 shares to this purchaser.

On February 12, 2024, pursuant to the Agreement 6, the Company agreed to sell to this purchaser 2,640,000 ordinary shares for a consideration of $3,492,720. On February 14, 2024, the Company issued 2,640,000 shares to this purchaser.

Upon execution of 1-for-8 share consolidation in March, 2024, the Company recognized additional 62,236 shares of ordinary share due to round up, and retroactively restated the financial statement.

On May 2, 2024, the Company effected a capital reduction to reduce the par value of each of the then issued Consolidated Shares from US$4.00 to US$0.00001 by cancelling the paid-up capital of the Company to the extent of US$3.99999 on each of the then issued Consolidated Shares. Immediately following the Capital Reduction, the Company sub-divided the balance of each unissued Consolidated Share in the authorized share capital of the Company into 400,000 ordinary shares with par value of US$0.00001 each in the share capital of the Company. Immediately following the Capital Reduction and Share Subdivision, the authorized share capital of the Company was changed to US$50,000,000 divided into 5,000,000,000,000 ordinary shares of par value US$0.00001 each through the cancellation of excess authorized but unissued shares, which impacted between ordinary shares capital and additional paid-in capital.

On December 24, 2024, $3,643,500 convertible bonds was converted into common shares at conversion price of US$1.05 for 3,470,000 shares.

As a result, the Company had 5,000,000,000,000 authorized ordinary shares, par value $0.00001 per share, of which 5,456,974 and 1,342,999 shares were issued and outstanding as of December 31, 2024 and 2023, respectively.

Subscription receivable

In connection with the sale of 1,720,000 ordinary shares on December 28, 2023, the Company received the net proceeds from the investors on January 10, 2024 amounting to $1,184,676.

Warrants

In connection with the IPO, on April 22, 2021, the Company issued warrants to purchase 625,000 ordinary shares at $5 per share, are exercisable upon issuance and will expire on March 31, 2026 which is five years from the effective of the registration statement. As of December 31, 2024, the Company had warrants to purchase 156 ordinary shares outstanding with an exercise price of $16,000 per share (Upon the 1-for-5 Share Consolidation On September 9, 2022, 1-for-5 Share Consolidation in May 2023, 1-for-20 Share Consolidation in November 2023 and 1-for-8 Share Consolidation in March 2024, the warrants have retroactively restated) and remaining lives of 1.25 years.

In connection with the issuance of Unit in February 28, 2023, the Company issued warrants to purchase 5,384,400 ordinary shares at $1.3 per share by negotiated with the investor, with cashless conversion conditions, are exercisable upon issuance and will expire on August 31, 2028 which is five years and 6 months from effective of the issuance date. On May 31, 2023, the purchasers exercised part of the warrants to convert to 499,980 ordinary shares, after consideration of 1-for-5 Share Consolidation in May 2023 under the cashless considerations. As of December 31, 2024, the Company had warrants to purchase 3,606 ordinary shares outstanding with an exercise price of $1,040 per share ((Upon the 1-for-5 Share Consolidation On September 9, 2022, 1-for-5 Share Consolidation in May 2023, 1-for-20 Share Consolidation in November 2023 and 1-for-8 Share Consolidation in March 2024, the warrants have been retroactively restated) and remaining lives of 3.67 years.

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2024:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2021 and 2022	156	$16,000.0
Issued	6,731	1,040.0
Exercised	3,125	1,040.0
Expired	—	—
Warrants outstanding, as of December 31, 2023	3,762	1,661.4
Issued	—	—
Exercised	—	—
Expired	—	—
Warrants outstanding, as of December 31, 2024	3,762	$1,661.4

Warrants exercisable, as of December 31, 2024	3,762	$1,661.4

Share-based compensation

During the year ended December 31, 2021, the Company granted 70,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period. For the year ended December 31, 2024, 2023, and 2022, share-based compensation expenses amounted to nil, nil, and $10,133, respectively. As of December 31, 2024, the share-based compensations had been fully amortized by the Company.

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

As a result of the foregoing restrictions, Infobird PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Infobird PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024 and 2023, amounts restricted are the paid-in-capital, registered capital and statutory reserves of Infobird PRC entities, which amounted to $1.5 million and nil, respectively.

Statutory reserves

During the years ended December 31, 2024, 2023 and 2022, Infobird PRC entities did not attribute any retained earnings for their statutory reserves.

Note 15 – Commitments and contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Operating Lease Commitment

The Company leases office space under non-cancelable operating lease agreements, which end at various dates in 2027. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s leases over 1 year qualify as operating leases. As of December 31, 2024, the Company’s operating leases had a weighted average remaining lease term of 2.58 years and a weighted average discount rate of 3.66%. Future lease payments under operating leases as of December 31, 2024 were as follows:

December 31, 2024

2025	$199,197
2026	206,487
2027	99,541
Thereafter	—
Total undiscounted lease payments	$527,761
Less imputed interest	22,536
Total lease liabilities	$505,225

For the years ended December 31, 2024, 2023 and 2022, the Company had operating lease costs of $3,739, nil, and nil. Cash paid for amounts included in the measurement of operating lease liabilities were $121,951, nil and nil during the years ended December 31, 2024, 2023 and 2022, respectively.

Note 16 – Segment information and revenue analysis

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

Disaggregated information of revenues from discontinued operations by business lines are as follows:

	For the year ended December 31,
	2024	2023	2022

Standard cloud-based services	$—	$879,873	$2,100,610
BPO services	—	1,092,397	2,001,452
Business integration services	—	422,605	1,326,009
Other revenues	—	194,948	77,663
Total revenues	$—	$2,589,823	$5,505,734

Disaggregated information of revenues from continuing operations by business lines are as follows:

	For the year ended December 31,
	2024	2023	2022

Business integration services	$20,000	$280,000	$—
Digital advertising and marketing campaign services	1,417,848	—	—
Total revenues	$1,437,848	$280,000	$—

Disaggregated information of revenues by geography are as follows:

	For the year ended December 31,
	2024	2023	2022

Mainland China	$1,417,848	$2,589,823	$5,505,734
Outside Mainland China	20,000	280,000	—
Total revenues	$1,437,848	$2,869,823	$5,505,734

Note 17 – Subsequent Events

The following subsequent events were evaluated on April 10, 2025, the date the financial statements were issued.

On January 24, 2025, $3,360,141 convertible bonds was converted into common shares at conversion price of US$1.2301 for 2,371,600 shares.