Form 20-F/A
period 2024-12-31
Infobird Co., Ltd
filed 2025-08-12
CIK 1815566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Xiangyang Wen Chief Executive Officer Room 706, 7/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Central, Hong Kong Telephone: +852 3690 9227
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

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on April 10, 2025. The purpose of this Form 20-F/A is to amend our audited 2024 financial statements to correct identified accounting errors related to the 2024 financial statements. We amended the following items and/or pages: (1) item 6. Directors, Senior Management and Employees, (2) pages xvi, 91, 92, F-5, F-7, F-24 and F-26; (3) the text of the Section 302 certifications attached as Exhibits 12.1 and 12.2 to the Annual Report; (4) the text of Section 906 certification attached as Exhibit 13.1 and 13.2 to the Annual Report; and (5) the text of Exhibits 23.1 and 23.2 to the Annual Report.

Unless stated otherwise, this Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

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

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2024

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Consolidated total
Assets
Current assets:
Cash	$663,932	$—	$63,571	$—	$508,116	$3,458,106	$—	$4,693,725
Accounts receivable, net	—	—	—	—	—	3,859,493	—	3,859,493
Notes receivables, net	—	—	—	—	—	928,856	—	928,856
Other receivables, net	2,020,452	—	10,960	—	778	133,970	(2,018,208)	147,952
Due from related parties	—	—	—	—	—	4,083,312	(3,835,984)	247,328
Prepayments	—	—	—	—	—	167,173	—	167,173
Total current assets	2,684,384	—	74,531	—	508,894	12,630,910	(5,854,192)	10,044,527

Other assets:
Property and equipment, net	—	—	781,624	—	—	—	—	781,624
Right-of-use assets	—	—	166,255	—	—	350,188	—	516,443
Long-term investment	65,737,818	—	—	—	—	—	(65,737,818)	—
Investment in subsidiaries	8,398,809	—	—	9,082,025	—	—	(17,480,834)	—
Controlling financial interests in VIEs	—	—	—	—	9,083,131	—	(9,083,131)	—
Goodwill	—	—	—	—	—	—	62,435,299	62,435,299
Total other assets	74,136,627	—	947,879	9,082,025	9,083,131	350,188	(29,866,484)	63,733,366

Total Assets	$76,821,011	$—	$1,022,410	$9,082,025	$9,592,025	$12,981,098	$(35,720,676)	$73,777,893

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable	$—	$—	$—	$—	$—	$2,787,656	$—	$2,787,656
Other payables and accrued liabilities	24,671	—	1,536,888	—	510,000	207,558	(2,018,208)	260,909
Contract liabilities	—	—		—	—	37,316	—	37,316
Taxes payable	—	—	777	—	—	528,173	—	528,950
Lease liabilities - current	—	—	65,379	—	—	133,818	—	199,197
Total current liabilities	24,671	—	1,603,044	—	510,000	3,694,521	(2,018,208)	3,814,028

Other liabilities:
Lease liabilities - noncurrent	—	—	102,582	—	—	203,446	—	306,028
Other liabilities	2,856,120	—	—	—	—	—	—	2,856,120
Total other liabilities	2,856,120	—	102,582	—	—	203,446	—	3,162,148
Total Liabilities	$2,880,791	$—	$1,705,626	$—	$510,000	$3,897,967	$(2,018,208)	$6,976,176

Commitments and contingencies	—	—	—	—	—	—	—	—

Shareholders’ equity	—	—	—	—	—	—	—	—
Total equity	$73,940,220	$—	$(683,216)	$9,082,025	$9,082,025	$9,083,131	$(33,702,468)	$66,801,717

Total liabilities and equity	$76,821,011	$—	$1,022,410	$9,082,025	$9,592,025	$12,981,098	$(35,720,676)	$73,777,893

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2024

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Total
Revenues	$—	$—	$20,000	$—	$—	$1,417,848	$—	$1,437,848
Cost of revenues	—	—	18,400	—	—	826,836	—	845,236

Gross profit	—	—	1,600	—	—	591,012	—	592,612

Operating expenses:
Selling	—	—	—	—	—	438,596	—	438,596
General and administrative	1,058,757	—	653,950	—	3,328	157,611	—	1,873,646
Research and development	—	—	—	—	—	15,074	—	15,074
Total operating expenses	1,058,757	—	653,950	—	3,328	611,281	—	2,327,316

Loss from operations	(1,058,757)	—	(652,350)	—	(3,328)	(20,269)	—	(1,734,704)

Other income (expense):
Interest income	192,294	—	103	—	1,361	6,772	—	200,530
Interest expense	(546,525)	—	—	—	—	—	—	(546,525)
Loss from subsidiaries	(714,841)	—	—	(45,753)	—	—	760,594	—
Loss from VIEs	—	—	—	—	(45,244)	—	45,244	—
Other income (expense), net	—	—	(16,841)	—	—	(12,138)	30,191	1,212
Total other income (expense), net	(1,069,072)	—	(16,738)	(45,753)	(43,883)	(5,366)	836,029	(344,783)

Income (loss) before income taxes	(2,127,829)	—	(669,088)	(45,753)	(47,211)	(25,635)	836,029	(2,079,487)

Income tax expense	—	—	—	—	—	21,008	—	21,008

Net income (loss)	(2,127,829)	—	(669,088)	(45,753)	(47,211)	(46,643)	836,029	(2,100,495)

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2024

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Total
Net cash provided by operating activities	$3,855,020	$—	$(412,373)	$—	$(1,884)	$(219,065)	$30,190	$3,251,888

Cash flows from investing activities:
Cash deposit in escrow account	(5,114,000)	—	—	—	—	—	—	(5,114,000)
Cash received from escrow account	5,000,000	—	—	—	—	—	—	5,000,000
Loan to third party	(7,500,000)	—	—	—	—	—	—	(7,500,000)
Cash proceeds from acquisition Pure Tech	—	—	—	—	—	—	4,212,977	4,212,977
Acquisitions of property, plant and equipment	—	—	(768,803)	—	—	—	—	(768,803)
Long-term investment in equity	—	—	(100,060)	—	—	—	—	(100,060)
Net cash provided by investing activities	(7,614,000)	—	(868,863)	—	—	—	4,212,977	(4,269,886)

Cash flows from financing activities:
Net proceeds (payments) from intercompany	(1,322,425)	—	1,341,023	—	—	—	(18,598)	—
Net proceeds from issuance of ordinary shares	5,697,396	—	—	—	—	—	—	5,697,396
Net cash provided by financing activities	4,374,971	—	1,341,023	—	—	—	(18,598)	5,697,396

Net increase (decrease) in cash and cash equivalents	615,991	—	59,787	—	(1,884)	(219,065)	4,224,569	4,679,398

Effect of exchange rate changes on cash & cash equivalents	—	—	(934)	—	—	(25,806)	(11,592)	(38,332)

Cash and cash equivalents-beginning of Period	47,941	—	4,718	—	510,000	3,702,977	(4,212,977)	52,659
Cash and cash equivalents-ending of Period	$663,932	$—	$63,571	$—	$508,116	$3,458,106	$—	$4,693,725

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Third parties paid for consideration for Pure Media	$59,784,723	$—	$—	$—	$—	$—	$—	$59,784,723
Escrow account transit to Pure Tech before acquiring	$510,000	$—	$—	$—	$—	$—	$—	$510,000
Acquisition of Pure Tech by issuing convertible promissory notes	$5,935,095	$—	$—	$—	$—	$—	$—	$5,935,095

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

The following summarizes the key components of our cash flows for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities from continuing operations	$3,251,888	$(5,335,062)	$(3,409,279)
Net cash provided by (used in) operating activities from discontinued operations	—	2,615,101	(1,814,592)
Net cash used in investing activities from continuing operations	(4,269,886)	(47,387,762)	(4,800,000)
Net cash provided by (used in) investing activities from discontinued operations	—	14,054	(470,805)
Net cash provided by financing activities from continuing operations	5,697,396	52,567,008	5,794,924
Net cash (used in) provided by financing activities from discontinued operations	—	(2,997,269)	(255,827)
Effect of exchange rate change	(38,332)	(28,715)	(299,017)
Net change in cash	$4,641,066	$(552,645)	$(5,254,596)

Operating activities

Net cash provided by operating activities from continuing operations was approximately $3.3 million for the year ended December 31, 2024, which was primarily attributable to net loss from continuing operations of approximately $2.1 million and decrease of other receivable of approximately $4.9 million.

Net cash used in operating activities from continuing operations was approximately $5.3 million for the year ended December 31, 2023, which was primarily attributable to net loss from continuing operations of approximately $21.4 million and various non-cash items of approximately $16.1 million, such as provision for expected credit loss account and imputed interest expense. The cash outflow was also attributable to the increase of due from discontinued operations by amount of $2.6 million during 2023.

Net cash used in operating activities from continuing operations was approximately $3.4 million for the year ended December 31, 2022, which was primarily attributable to net loss from continuing operations of approximately $2.5 million and the increase of due from discontinued operations by amount of $2.5 million during 2022.

Investing activities

Net cash used in investing activities was approximately $4.3 million for the year ended December 31, 2024 was primarily attributable to the cash deposit in escrow account of approximately $5.1 million, loan to third party of $7.5 million, acquisitions of property, plant and equipment of approximately $0.8 million and cash received from escrow account of $5 million.

Net cash used in investing activities was approximately $47.4 million for the year ended December 31, 2023 was attributable to the cash deposit in escrow account.

Net cash used in investing activities was approximately $4.8 million for the year ended December 31, 2022 was attributable to the cash deposit in escrow account.

Financing activities

Net cash provided by financing activities from continuing operations was approximately $5.7 million for the year ended December 31, 2024 and was attributable to proceeds from issuance of common stock under F3 of approximately $5.7 million.

Net cash provided by financing activities from continuing operations was approximately $52.6 million for the year ended December 31, 2023 and was primarily attributable to the proceeds from issuance of ordinary shares and convertible bonds in 2023, which were approximately $49.5 million and $2.9 million, respectively.

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

Name	Age	Position
Xiangyang Wen	38	Chief Executive Officer, Chairman of the Board of Directors and Director
Yiting Song (2)(3)	39	Director and Chief Financial Officer
Qian Qu (1)	39	Independent Director
Shaoyang E (1)(2)(3)	39	Independent Director
Cheuk Yee Li	39	Independent Director

(1) Member of audit committee.

(2) Member of compensation committee.

(3) Member of nomination and governance committee.

Xiangyang Wen is our Chief Executive Officer, Chairman of the Board, President and Director of the Company. Since March 2022, Mr. Wen has been serving as the chief executive officer of Dixinguangnian (Kunming) Technology Co., Ltd., a digital communications manufacturing company. From November 2022 and March 2023, Mr. Wen has served as an independent director of Infobird Co., Ltd.. From July 2019 to August 2021, Mr. Wen has served as product manager of China Minsheng Banking Corp., Ltd, a prominent Chinese bank. Mr. Wen received a Bachelor’s Degree in Japanese from Yunnan University, China.

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

Cheuk Yee Li has been our Independent Director since May 2025. Ms. Li previously served as the chief executive officer from November 2022 to May 2025 and the chairperson of the board of directors from March 2023 to May 2025 of Infobird Co.. Ms. Li has served as senior unit manager of Prudential Hong Kong Limited, an insurance company from September 2012 to December 2022. From November 2011 to September 2012, Ms. Li served as sales executive of Hellmann Worldwide Logistics, a logistics services company. From April 2008 to November 2011, Ms. Li served as customer services executive of Panalpina China Limited, a transportation services company. Ms. Li received a Bachelor’s Degree in Social Sciences from Open Universities of Hong Kong in December 2011. Ms. Li is currently pursuing an MBA at the University of Birmingham, which began in July 2024.

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

INFOBIRD CO., LTD

By:	/s/ Xiangyang Wen
Xiangyang Wen
Chief Executive Officer

Date: August 12, 2025

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

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(LOSS)

	For the Years Ended
	December 31,	December 31,	December 31,
	2024	2023	2022

REVENUES	$1,437,848	$280,000	$—
COST OF REVENUES	845,236	125,271	—

GROSS PROFIT	592,612	154,729	—

OPERATING EXPENSES:
Selling	438,596	—	—
General and administrative	1,873,646	3,311,155	897,411
Research and development	15,074	—	—
Total operating expenses	2,327,316	3,311,155	897,411

LOSS FROM OPERATIONS	(1,734,704)	(3,156,426)	(897,411)

OTHER INCOME (EXPENSE)
Interest income	200,530	1,366	—
Interest expense	(546,525)	(736,941)	(1,250,000)
Impairment of due from discontinued operations	—	(17,632,181)	—
Other income (expense), net	1,212	85,396	(387,911)
Total other expense, net	(344,783)	(18,282,360)	(1,637,911)

LOSS BEFORE INCOME TAX EXPENSES	(2,079,487)	(21,438,786)	(2,535,322)

INCOME TAX EXPENSE	21,008	—	—

NET LOSS FROM CONTINUED OPERATIONS	(2,100,495)	(21,438,786)	(2,535,322)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of applicable income taxes	—	(4,287,657)	(13,650,763)
Net gain on sale of discontinued operations, net of applicable income taxes	—	22,858,286	—
NET PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	$—	$18,570,629	$(13,650,763)

NET LOSS	(2,100,495)	(2,868,157)	(16,186,085)

Less: Net loss attributable to non-controlling interest from continuing operations	(1,458)	—	—
Net loss attributable to non-controlling interest from discontinued operations	—	(291,626)	(919,106)

NET LOSS ATTRIBUTABLE TO INFOBIRD CO.,LTD	(2,099,037)	(2,576,531)	(15,266,979)

NET LOSS	(2,100,495)	(2,868,157)	(16,186,085)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(64,314)	393,604	(237,046)

TOTAL COMPREHENSIVE LOSS	(2,164,809)	(2,474,553)	(16,423,131)

Less: Comprehensive loss attributable to non-controlling interests from continuing operations	(3,594)	—	—
Comprehensive loss attributable to non-controlling interests from discontinued operations	—	(282,920)	(925,589)

COMPREHENSIVE LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	$(2,161,215)	$(2,191,633)	$(15,497,542)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	1,995,629	393,572	7,192

(LOSS) EARNING PER SHARE - BASIC AND DILUTED
Continuing operations*	$(1.05)	$(54.47)	$(352.52)
Discontinued operations*	$—	$47.93	$(1,770.25)

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

 INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Years Ended
	December 31,	December 31,	December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,100,495)	$(2,868,157)	$(16,186,085)
Net profit/(loss) from discontinued operations	—	18,570,629	(13,650,763)
Net loss from continuing operations	(2,100,495)	(21,438,786)	(2,535,322)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	75,985	—	—
Right-of-use assets depreciation	37,025	—	—
(Gain)/Loss of investment	—	(84,634)	387,910
Interest income	(169,726)	—	—
Allowance for expected credit losses	—	19,520,843	—
Imputed interest expense	546,525	736,941	1,250,000
Stock-base compensations for consulting service	—	—	10,133
Change in operating assets and liabilities
Accounts receivable	(83,703)	(180,000)	—
Other receivables	4,892,315	(323,235)	—
Prepayments	(26,539)	(10,367)	20,000
Accounts payable	95,838	—	—
Other payables and accrued liabilities	55,226	61,846	—
Contract liabilities	(72,766)	—	—
Taxes payable	38,386	583	—
Lease liabilities	(36,183)	—	—
Due from discontinued operations	—	(3,618,253)	(2,542,000)
Net cash provided by (used in) operating activities from continuing operations	3,251,888	(5,335,062)	(3,409,279)
Net cash provided by (used in) operating activities from discontinued operations	—	2,615,101	(1,814,592)
Net cash provided by (used in) operating activities	3,251,888	(2,719,961)	(5,223,871)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash deposit in escrow account	(5,114,000)	(47,387,762)	(4,800,000)
Cash received from escrow account	5,000,000	—	—
Loan to third party	(7,500,000)	—	—
Cash proceeds from acquisition Pure Tech	4,212,977	—	—
Acquisitions of property, plant and equipment	(768,803)	—	—
Long-term investment in equity	(100,060)	—	—
Net cash used in investing activities from continuing operations	(4,269,886)	(47,387,762)	(4,800,000)
Net cash provided by (used in) investing activities from discontinued operations	—	14,054	(470,805)
Net cash used in investing activities	(4,269,886)	(47,373,708)	(5,270,805)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock under F3	5,697,396	49,522,314	—
Net proceeds from issuance of convertible bonds	—	2,947,762	5,000,000
Net proceeds from issuance of PIPEs	—	—	291,856
Refunds from escrow	—	96,932	503,068
Net cash provided by financing activities from continuing operations	5,697,396	52,567,008	5,794,924
Net cash used in financing activities from discontinued operations	—	(2,997,269)	(255,827)
Net cash provided by financing activities	5,697,396	49,569,739	5,539,097

EFFECT OF EXCHANGE RATE CHANGES	(38,332)	(28,715)	(299,017)

NET CHANGE IN CASH	4,641,066	(552,645)	(5,254,596)

CASH, beginning of period	52,659	1,038,819	6,293,415

CASH, end of period	$4,693,725	$486,174	$1,038,819

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	—	433,515	829,258

CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS	$4,693,725	$52,659	$209,561

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Third parties paid for consideration for Pure Tech	$59,784,723	$—	$—
Escrow account transit to Pure Media before acquiring	$510,000	$—	$—
Acquisition of Pure Tech by issuing convertible promissory notes	$5,953,095	$—	$—

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

The following unaudited pro forma financial information represents the consolidated results of operations as if the acquisition had occurred on January 1, 2022:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

Revenue	$17,622,367	$13,426,051	$17,634,143
Net income/(loss)	1,703,675	2,699,315	(226,904)

These pro forma results are presented for information purposes only and do not necessarily reflect the actual results that would have been achieved had the acquisition occurred on the date assumed, nor are they indicative of future consolidated results of operations.

Both revenue and net income/(loss) of pro forma are combined continuing operations of the Company and Pure Tech.

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