Form 20-F
period 2025-12-31
Infobird Co., Ltd
filed 2026-04-02
CIK 1815566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were 8,188,574 ordinary shares issued and outstanding, par value $0.00001 per ordinary share.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“Acquisitions” refers to (i) the equity acquisition agreement and an amendment to the Equity Acquisition Agreement entered with Shangri-La Trading Limited, dated June 28, 2024 and July 31, 2024, respectively, pursuant to which, the Company agreed to acquire 65% of the issued and outstanding equity of Pure Tech Global Limited for a consideration of $40.0 million, and the transaction closed on November 22, 2024, and (ii) the equity acquisition agreement entered with One One Business Limited, dated December 6, 2024, pursuant to which, the Company agreed to acquire 32% of the issued and outstanding equity of Pure Tech Global Limited for a consideration of $25.7 million, and the transaction closed on December 20, 2024.

●	“Beijing Suowangda” refers to Beijing Suowangda Technology Development Co., Ltd, a company established under the laws of the PRC and a wholly-owned subsidiary of Guangnian Zhiyuan;

●	“Guangnian Zhiyuan” refers to Guangnian Zhiyuan (Beijing) Technology Co., Ltd, a company established under the laws of the PRC and a wholly-owned subsidiary of Inforbird Technologies;

●	“HK$” refers to Hong Kong dollars, the legal currency of Hong Kong;

●	“Infobird Cayman,” the “Company,” “we,” “us” and “our” refer to Infobird Co., Ltd, a holding company incorporated as an exempted company with limited liability under the laws of the Cayman Islands, and its subsidiaries, Infor bird Technologies, Lightyear Technology, Guangnian Zhiyuan, Beijing Suowangda, Pure Tech and Pure Meida, and its variable interest entities, Pinmu Century and Zhenxi Brand;

●	“Infobird HK” refers to Infobird International Limited, a holding company established under the laws of Hong Kong and a wholly-owned subsidiary of Infobird Cayman;

●	“Infobird WFOE” refers to Infobird Digital Technology (Beijing) Co., Ltd., a company established under the laws of the PRC and a wholly-owned subsidiary of Infobird HK;

●	“Infobird Beijing”, the “variable interest entity” or the “VIE” refers to Beijing Infobird Software Co., Ltd., a company established under the laws of the PRC and a variable interest entity of Infobird WFOE;

●	“Infobird Guiyang” refers to Guiyang Infobird Cloud Computing Co., Ltd, a company established under the laws of the PRC and a 90.18% owned subsidiary of Infobird Beijing;

●	“Infobird Anhui” refers to Anhui Xinlijia E-commerce Co., Ltd (formerly known as Anhui Infobird Software Information Technology Co., Ltd), a company established under the laws of the PRC and a 99.95% owned subsidiary of Infobird Beijing;

●	“Inforbird Technologies” refers to Inforbird Technologies Limited, a holding company established under the laws of Hong Kong and a wholly-owned subsidiary of Infobird Cayman;

●	“Legacy Business” refers to the software-as-a-service, or SaaS, provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China business which the Company and its subsidiaries were principally engaged in prior to the Sale;

●	“Lightyear Technology” refers to Lightyear Technology PTE. Ltd., a holding company established under the laws of Singapore and a wholly-owned subsidiary of Infobird Cayman;

●	“mainland China” refers to the PRC (excluding Hong Kong, Macau and Taiwan);

●	“New Business” refers to digital advertising and marketing campaign provider for the provision of end-to-end digital advertising solutions which the Pure Tech and its subsidiaries were principally engaged in prior to the Acquisitions;

●	“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan.

●	“Pinmu Century” refers to Pinmu Century (Beijing) Marketing Technology Co., Ltd, a company established under the laws of the PRC and is the variable interest entity of Pure Media;

●	“Pure Tech” refers to Pure Tech Global Limited., a holding company established under the laws of British Virgin Islands and a 97% owned subsidiary of Infobird Cayman;

●	“Pure media” refers to Pure Media Limited, a holding company established under the laws of Hong Kong and a wholly owned subsidiary of Pure Tech;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“Sale” refers to the equity transfer agreement entered with CRservices Limited, a Mahé Island limited company and a shareholder of the Company, pursuant to which, the Company agreed to sell all the issued shares of Infobird HK for a consideration of HK$10,000. Infobird HK owns 100% of the equity interests of Infobird WFOE, which, in turn, controls Infobird Beijing and its subsidiaries, through a series of contractual arrangements in the PRC;

●	“Shanghai Qishuo” refers to Shanghai Qishuo Technology Inc., a company established under the laws of the PRC and a 51% owned subsidiary of Infobird Beijing;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“Zhenxi Brand” refers to Zhenxi Brand marketing Consulting (Shanghai) Centre, a company established under the laws of the PRC and is a variable interest entity of Pure Media; and

●	“$,” “US$” or “U.S. Dollars” refers to the legal currency of the United States.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Entities located in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated into U.S. dollars at the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York as of the balance sheet dates, the statements of income are translated using the average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Translation adjustments included in accumulated other comprehensive income (loss) amounted to $5,019,336, $(63,634) as of December 31, 2025 and 2024, respectively. The balance sheet amounts of discontinued operations, with the exception of equity at August 11, 2023 were translated at 7.2367 RMB. The equity accounts were stated at their historical rate. The average translation rates applied to statement of discontinued operations and comprehensive loss from January 1, 2023 to August 11, 2023 and for the years ended December 31, 2022 were 6.9775RMB and 6.7290 RMB to $1, respectively. The balance sheet amounts with the exception of equity at December 31, 2025 and 2024 were translated at RMB 6.9931 and RMB 7.2993, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of continuing operations and comprehensive loss for the years ended December 31, 2025 and 2024 and from July 6, 2023 to December 31, 2023 were RMB 7.1875, RMB 7.1957 and RMB 7.2346 to $1, respectively Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

Infobird Cayman is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries and through contractual arrangements with the VIE based in China, and this structure involves unique risks to investors. Infobird Cayman and its subsidiaries have no equity ownership in the VIE or the VIE’s subsidiaries. We, Infobird Cayman, conduct our operations in China through (i) our subsidiaries, and (ii) the VIE with which we have maintained contractual arrangements and its subsidiaries in China. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. We, Infobird Cayman, are a holding company incorporated in the Cayman Islands. To comply with PRC laws and regulations, we conduct our business in China mainly through the VIE and its subsidiaries, based on a series of contractual arrangements by and among the VIE, and the VIE’s shareholders, or the Contractual Arrangements. Investors in Infobird Cayman’s ordinary shares may never hold equity interests in the Chinese operating companies but instead hold equity interests in Infobird Cayman, which is a holding company incorporated in the Cayman Islands.

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

Furthermore, substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese government may exercise significant oversight and discretion over offerings that are conducted overseas and the conduct of our business, may intervene in or influence our operations at any time, and may exert more control over foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” and “Item 3. Key Information-D. Risk Factors—Risks Related to Doing Business in China—Our operations are located in, China through our subsidiaries, the VIE and its subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.”

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

Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2024 and 2023 have been audited by Audit Alliance LLP (“AA”). AA is an independent registered public accounting firms headquartered in the United States and is among the public accounting firms that are registered with the PCAOB. Our financial statements contained in the annual reports on Form 20-F for the fiscal year ended December 31, 2025 have been audited by Assentsure PAC (“Assentsure”). Assentsure is an independent registered public accounting firms headquartered in Singapore and is among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include our former auditor, AA, or our current auditor, Assentsure. As of the date of the annual report, our listing is not affected by the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our ordinary shares is prohibited under the HFCAA because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares and trading in our ordinary shares could be prohibited. obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties. Should Hong Kong or PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. If the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, investors may be deprived of the benefits of such inspection which could result in limitation or restriction of our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China Prior to the Completion of the Sale —The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.” Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2024 and 2023 have been audited by Audit Alliance LLP (“AA”). AA is an independent registered public accounting firm headquartered in the United States and are among the public accounting firms that are registered with the PCAOB. Our financial statements contained in this annual report on Form 20-F for the fiscal year ended December 31, 2025 have been audited by Assentsure PAC (“Assentsure”). Assentsure is an independent registered public accounting firm headquartered in Singapore and are among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include any of our former auditor, AA, or our current auditor, Assentsure. As of the date of the annual report, we are affected by the HFCAA, and related regulations. However, the recent developments would add uncertainties to our continued listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our Class A Ordinary Shares is prohibited under the HFCAA because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer securities or list in overseas markets, either directly or indirectly, are required to fulfill the filing procedure with the CSRC. The Overseas Listing Trial Measures provide that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering and listing by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. According to the Overseas Listing Trial Measures, where a PRC domestic company fails to fulfill the filing procedure in respect of its overseas offering and listing, the CSRC may order rectification, issue warnings to such PRC domestic company, and impose a fine ranging from RMB1,000,000 to RMB10,000,000. Also the directly responsible person-in-charge and other directly responsible persons of such PRC domestic company may be warned and imposed a fine up to RMB 5,000,000, and the controlling shareholders and the actual controllers of such PRC domestic company that organize or instruct the aforementioned violations shall be imposed a fine up to RMB10,000,000. Since the Overseas Listing Trial Measures came into effect in 2023, the CSRC has implemented them in practice and has processed numerous filings, providing greater clarity on their interpretation and application. Any failure of us to fully comply with the Overseas Listing Trial Measures may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, hinder our ability to remain listed on Nasdaq or any other U.S. securities exchange, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

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

During the fiscal years ended December 31, 2025 and 2024, cash and other asset transfers between the holding company, Infobird Cayman, its subsidiaries, and the consolidated VIEs were as follows:

During the Fiscal Year Ended December 31, 2025
Transfer From	Transfer To	Approximate Value ($)	Type
Pure Media	Infobird Cayman	510,000	Cash Transfer
Infobird Cayman	Inforbird Technologies	330,000	Cash Transfer
Inforbird Technologies	Guangnian Zhiyuan	330,000	Cash Transfer

During the Fiscal Year Ended December 31, 2024
Transfer From	Transfer To	Approximate Value ($)	Type
Infobird Cayman	Pure Media	510,000	Assets Transfer
Infobird Cayman	Inforbird Technologies	742,381	Cash Transfer
Infobird Cayman	Guangnian Zhiyuan	431,579	Cash Transfer
Inforbird Technologies	Guangnian Zhiyuan	738,985	Cash Transfer

Financial Information Related to the VIE

The following tables present the disaggregated condensed consolidating schedules of financial position as of December 31, 2025 and 2024 and the disaggregated condensed consolidating schedules of cash flows and results of operations for the years ended December 31, 2025 and 2024 of all the entities that are consolidated in the consolidated financial statements included elsewhere in this annual report, which are the following entities: Infobird Cayman, the VIEs and their consolidated subsidiaries, Pure Media which is the primary beneficiary of the VIE for accounting purposes, and other subsidiaries.

 UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2025

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Consolidated total
Assets
Current assets:
Cash	$112,953	$—	$90,566	$—	$3,641	$4,906,157	$—	$5,113,317
Accounts receivable, net	—	—	—	—	—	3,453,879	—	3,453,879
Notes receivables, net	—	—	—	—	—	533,068	—	533,068
Other receivables, net	1,841,571	—	11,440	—	—	234,607	(1,838,208)	249,410
Due from related parties	—	—	—	—	—	4,003,947	(4,003,947)	—
Prepayments	1,440	—	—	—	—	227,105	—	228,545
Total current assets	1,955,964	—	102,006	—	3,641	13,358,763	(5,842,155)	9,578,219

Other assets:
Property and equipment, net	—	—	637,041	—	—	—	—	637,041
Right-of-use assets	—	—	108,346	—	—	269,115	—	377,461
Long-term investment	65,737,818	—	—	—	—	—	(65,737,818)	—
Investment in subsidiaries	7,752,421	—	—	8,881,614	—	—	(16,634,035)	—
Controlling financial interests in VIEs	—	—	—	—	8,877,973	—	(8,877,973)	—
Goodwill	—	—	—	—	—	—	12,559,378	12,559,378
Total other assets	73,490,239	—	745,387	8,881,614	8,877,973	269,115	(78,690,448)	13,573,880

Total Assets	$75,446,203	$—	$847,393	$8,881,614	$8,881,614	$13,627,878	$(84,532,603)	$23,152,099

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable	$—	$—	$—	$—	$—	$3,318,162	$—	$3,318,162
Short-term loans	—	—	—	—	—	662,955	—	662,955
Other payables and accrued liabilities	64,259	—	1,869,349	—	—	84,837	(1,838,208)	180,237
Contract liabilities	—	—		—	—	9,544	—	9,544
Taxes payable	—	—	163	—	—	417,653	—	417,816
Lease liabilities - current	—	—	70,739	—	—	189,189	—	259,928
Total current liabilities	64,259	—	1,940,251	—	—	4,682,340	(1,838,208)	4,848,642

Other liabilities:
Lease liabilities - noncurrent	—	—	36,335	—	—	67,565	—	103,900
Total other liabilities	—	—	36,335	—	—	67,565	—	103,900
Total Liabilities	$64,259	$—	$1,976,586	$—	$—	$4,749,905	$(1,838,208)	$4,952,542

Commitments and contingencies	—	—	—	—	—	—	—	—

Shareholders’ equity	—	—	—	—	—	—	—	—
Total equity	$75,381,944	$—	$(1,129,193)	$8,881,614	$8,881,614	$8,877,973	$(82,694,395)	$18,199,557

Total liabilities and equity	$75,446,203	$—	$847,393	$8,881,614	$8,881,614	$13,627,878	$(84,532,603)	$23,152,099

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2025

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Total
Revenues	$—	$—	$—	$—	$—	$8,706,740	$—	$8,706,740
Cost of revenues	—	—	—	—	—	6,138,198	—	6,138,198

Gross profit	—	—	—	—	—	2,568,542	—	2,568,542

Operating expenses:
Selling	—	—	—	—	—	1,504,483	—	1,504,483
General and administrative	769,210	—	478,659	—	1,127	1,363,679	—	2,612,675
Research and development	—	—	—	—	—	97,518	—	97,518
Impairment of goodwill	—	—	—	—	—	—	54,765,074	54,765,074
Total operating expenses	769,210	—	478,659	—	1,127	2,965,680	54,765,074	58,979,750

Loss from operations	(769,210)	—	(478,659)	—	(1,127)	(397,138)	(54,765,074)	(56,411,208)

Other income (expense):
Interest income	1,202	—	53	—	5,874	12,836	—	19,965
Interest expense	(504,021)	—	—	—	—	(95)	—	(504,116)
Loss from subsidiaries	(980,868)	—	—	(564,364)	—	—	1,545,232	—
Loss from VIEs	—	—	—	—	(568,969)	—	568,969	—
Other income (expense), net	—	—	62,102	—	—	(202,169)	(167,962)	(308,029)
Total other income (expense), net	(1,483,687)	—	62,155	(564,364)	(563,095)	(189,428)	1,946,239	(792,180)

Income (loss) before income taxes	(2,252,897)	—	(416,504)	(564,364)	(564,222)	(586,566)	(52,818,835)	(57,203,388)

Income tax expense	—	—	—	—	—	—	—	—

Net income (loss)	(2,252,897)	—	(416,504)	(564,364)	(564,222)	(586,566)	(52,818,835)	(57,203,388)

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2025

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Total
Net cash provided by operating activities	$(730,979)	$—	$(244,858)	$—	$5,525	$616,540	$(167,962)	$(521,734)

Net cash provided by investing activities	—	—	—	—	—	—	—	—

Cash flows from financing activities:
Net proceeds from short-term loans	—	—	—	—	—	645,024	—	645,024
Net proceeds (payments) from intercompany	180,000	—	268,523	—	(510,000)	—	61,477	—
Net cash provided by financing activities	180,000	—	268,523	—	(510,000)	645,024	61,477	645,024

Net increase (decrease) in cash and cash equivalents	(550,979)	—	23,665	—	(504,475)	1,261,564	(106,485)	123,290

Effect of exchange rate changes on cash & cash equivalents	—	—	3,330	—	—	186,487	106,485	296,302

Cash and cash equivalents-beginning of Period	663,932	—	63,571	—	508,116	3,458,106	—	4,693,725
Cash and cash equivalents-ending of Period	$112,953	$—	$90,566	$—	$3,641	$4,906,157	$—	$5,113,317

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Convertible promissory notes converted to ordinary shares	$3,360,141	$—	$—	$—	$—	$—	$—	$5,935,095

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2024

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Consolidated total
Assets
Current assets:
Cash	$663,932	$—	$63,571	$—	$508,116	$3,458,106	$—	$4,693,725
Accounts receivable, net	—	—	—	—	—	3,859,493	—	3,859,493
Notes receivables, net	—	—	—	—	—	928,856	—	928,856
Other receivables, net	2,020,452	—	10,960	—	778	133,970	(2,018,208)	147,952
Due from related parties	—	—	—	—	—	4,083,312	(3,835,984)	247,328
Prepayments	—	—	—	—	—	167,173	—	167,173
Total current assets	2,684,384	—	74,531	—	508,894	12,630,910	(5,854,192)	10,044,527

Other assets:
Property and equipment, net	—	—	781,624	—	—	—	—	781,624
Right-of-use assets	—	—	166,255	—	—	350,188	—	516,443
Long-term investment	65,737,818	—	—	—	—	—	(65,737,818)	—
Investment in subsidiaries	8,398,809	—	—	9,082,025	—	—	(17,480,834)	—
Controlling financial interests in VIEs	—	—	—	—	9,083,131	—	(9,083,131)	—
Goodwill	—	—	—	—	—	—	62,435,299	62,435,299
Total other assets	74,136,627	—	947,879	9,082,025	9,083,131	350,188	(29,866,484)	63,733,366

Total Assets	$76,821,011	$—	$1,022,410	$9,082,025	$9,592,025	$12,981,098	$(35,720,676)	$73,777,893

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable	$—	$—	$—	$—	$—	$2,787,656	$—	$2,787,656
Other payables and accrued liabilities	24,671	—	1,536,888	—	510,000	207,558	(2,018,208)	260,909
Contract liabilities	—	—		—	—	37,316	—	37,316
Taxes payable	—	—	777	—	—	528,173	—	528,950
Lease liabilities - current	—	—	65,379	—	—	133,818	—	199,197
Total current liabilities	24,671	—	1,603,044	—	510,000	3,694,521	(2,018,208)	3,814,028

Other liabilities:
Lease liabilities - noncurrent	—	—	102,582	—	—	203,446	—	306,028
Other liabilities	2,856,120	—	—	—	—	—	—	2,856,120
Total other liabilities	2,856,120	—	102,582	—	—	203,446	—	3,162,148
Total Liabilities	$2,880,791	$—	$1,705,626	$—	$510,000	$3,897,967	$(2,018,208)	$6,976,176

Commitments and contingencies	—	—	—	—	—	—	—	—

Shareholders’ equity	—	—	—	—	—	—	—	—
Total equity	$73,940,220	$—	$(683,216)	$9,082,025	$9,082,025	$9,083,131	$(33,702,468)	$66,801,717

Total liabilities and equity	$76,821,011	$—	$1,022,410	$9,082,025	$9,592,025	$12,981,098	$(35,720,676)	$73,777,893

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2024

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Total
Revenues	$—	$—	$20,000	$—	$—	$1,417,848	$—	$1,437,848
Cost of revenues	—	—	18,400	—	—	826,836	—	845,236

Gross profit	—	—	1,600	—	—	591,012	—	592,612

Operating expenses:
Selling	—	—	—	—	—	438,596	—	438,596
General and administrative	1,058,757	—	653,950	—	3,328	157,611	—	1,873,646
Research and development	—	—	—	—	—	15,074	—	15,074
Total operating expenses	1,058,757	—	653,950	—	3,328	611,281	—	2,327,316

Loss from operations	(1,058,757)	—	(652,350)	—	(3,328)	(20,269)	—	(1,734,704)

Other income (expense):
Interest income	192,294	—	103	—	1,361	6,772	—	200,530
Interest expense	(546,525)	—	—	—	—	—	—	(546,525)
Loss from subsidiaries	(714,841)	—	—	(45,753)	—	—	760,594	—
Loss from VIEs	—	—	—	—	(45,244)	—	45,244	—
Other income (expense), net	—	—	(16,841)	—	—	(12,138)	30,191	1,212
Total other income (expense), net	(1,069,072)	—	(16,738)	(45,753)	(43,883)	(5,366)	836,029	(344,783)

Income (loss) before income taxes	(2,127,829)	—	(669,088)	(45,753)	(47,211)	(25,635)	836,029	(2,079,487)

Income tax expense	—	—	—	—	—	21,008	—	21,008

Net income (loss)	(2,127,829)	—	(669,088)	(45,753)	(47,211)	(46,643)	836,029	(2,100,495)

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2024

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Total
Net cash provided by operating activities	$3,855,020	$—	$(412,373)	$—	$(1,884)	$(219,065)	$30,190	$3,251,888

Cash flows from investing activities:
Cash deposit in escrow account	(5,114,000)	—	—	—	—	—	—	(5,114,000)
Cash received from escrow account	5,000,000	—	—	—	—	—	—	5,000,000
Loan to third party	(7,500,000)	—	—	—	—	—	—	(7,500,000)
Cash proceeds from acquisition Pure Tech	—	—	—	—	—	—	4,212,977	4,212,977
Acquisitions of property, plant and equipment	—	—	(768,803)	—	—	—	—	(768,803)
Long-term investment in equity	—	—	(100,060)	—	—	—	—	(100,060)
Net cash provided by investing activities	(7,614,000)	—	(868,863)	—	—	—	4,212,977	(4,269,886)

Cash flows from financing activities:
Net proceeds (payments) from intercompany	(1,322,425)	—	1,341,023	—	—	—	(18,598)	—
Net proceeds from issuance of ordinary shares	5,697,396	—	—	—	—	—	—	5,697,396
Net cash provided by financing activities	4,374,971	—	1,341,023	—	—	—	(18,598)	5,697,396

Net increase (decrease) in cash and cash equivalents	615,991	—	59,787	—	(1,884)	(219,065)	4,224,569	4,679,398

Effect of exchange rate changes on cash & cash equivalents	—	—	(934)	—	—	(25,806)	(11,592)	(38,332)

Cash and cash equivalents-beginning of Period	47,941	—	4,718	—	510,000	3,702,977	(4,212,977)	52,659
Cash and cash equivalents-ending of Period	$663,932	$—	$63,571	$—	$508,116	$3,458,106	$—	$4,693,725

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Third parties paid for consideration for Pure Media	$59,784,723	$—	$—	$—	$—	$—	$—	$59,784,723
Escrow account transit to Pure Tech before acquiring	$510,000	$—	$—	$—	$—	$—	$—	$510,000
Acquisition of Pure Tech by issuing convertible promissory notes	$5,935,095	$—	$—	$—	$—	$—	$—	$5,935,095
Convertible promissory notes converted to ordinary shares	$3,643,500	$—	$—	$—	$—	$—	$—	$5,935,095

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

Risks Related to Our Corporate Structure

●	We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts.

●	We may not be able to consolidate the operations and financial results of some of our affiliated companies or such consolidation could materially and adversely affect our operating results and financial condition.

●	We conduct our business through Pinmu Century by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these Contractual Arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in or different interpretations of such PRC laws and regulations may also materially and adversely affect our business.

●	Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

●	Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

●	Our current corporate structure and business operations may be affected by the relatively newly enacted Foreign Investment Law.

●	The shareholders of the VIE may have actual or potential conflicts of interest with us and as a result may refuse to perform, or may breach, the Contractual Arrangements, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	The recent joint statement by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act, or the HFCAA, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially non-U.S. auditors who are not inspected by the PCAOB.

●	Our operations are located in, China through our subsidiaries, the VIE and its subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters. Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese government may exercise significant oversight and discretion over offerings that are conducted overseas and the conduct of our business, may intervene in or influence our operations at any time, and may exert more control over foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to China’s legal system could materially and adversely affect us. There are risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws. In particular, there are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC could adversely affect us. Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. Further, rules and regulations in China can change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. Therefore, we may not be aware of our violation of these policies and rules until after the occurrence of the violation, which could result in a material change in our operations and/or the value of our ordinary shares.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

Risks Related to Our Business and Industry, Risks Related to Intellectual Property and Risks Related to Our Ordinary Shares

●	We generate a significant portion of our revenues primarily from a few major customers, and loss of business from such customers could reduce our revenues and significantly harm our business.

●	We operate in highly competitive markets and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

●	We face risks related to natural disasters, health epidemics and other outbreaks, specifically the coronavirus, which could significantly disrupt our operations.

●	If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

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

For the year ended December 31, 2025, two customers accounted for 80.7% and 11.3% of the Company’s total revenues, respectively. For the year ended December 31, 2024, two customers accounted for 71.8% and 26.0% of the Company’s total revenues, respectively. For the year ended December 31, 2023, two customers accounted for approximately 64.3% and 35.7% of our total revenues, respectively. As of December 31, 2025, two customers accounted for 86.0% and 11.4% of the total balance of accounts receivable, respectively. As of December 31, 2024, two customers accounted for 52.3% and 46.8% of the total balance of accounts receivable, respectively. As of December 31, 2023, one customer accounted for 100% of the total balance of our accounts receivable.

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

For the year ended December 31, 2025, three vendors accounted for 35.3%, 27.7% and 10.2% of the Company’s total purchases, respectively. For the year ended December 31, 2024, three vendors accounted for 42.4%, 29.7% and 15.1% of our total purchases, respectively. For the years ended December 31, 2023 and 2022, none of vendor accounted for more than 10.0% of our total purchases. As of December 31, 2025, three vendors accounted for 43.1%, 22.2% and 17.3% of the total balance of accounts payable, respectively. As of December 31, 2024, two vendors accounted for 36.9% and 30.0% of the total balance of our accounts payable, respectively. As of December 31, 2023, none of vendor accounted for more than 10.0% of the total balance of accounts payable. For 2025, our vendors were mainly media and platform suppliers for digital advertising and marketing campaign services, and for 2024 and 2023, our vendors were mainly system and information software suppliers for our business integration solution business. We enter into agreements with vendors in the ordinary course of our business. Such agreements generally have initial terms ranging from one to two years. Any difficulty in replacing such vendors could negatively affect our performance. If we are prevented from or delayed in obtaining services, products, or components for products, due to political, civil, labor or other factors beyond our control that affect our vendors, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. Such delays may significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured.

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

As of December 31, 2025 and 2024, we have not been subject to any material penalties from the relevant government authorities for failure to obtain any license for our business operations in the

Furthermore, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC, which became effective from November 1, 2021, and requires general network operators to obtain a personal information protection certification issued by recognized institutions in accordance with the CAC regulation before such information can be transferred out of China.

Given that the above-mentioned laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), their enactment, interpretation, application and enforcement are subject to substantial uncertainties. While a number of key regulations have now been formally promulgated and taken effect—including the Network Data Security Administration Regulations (effective January 1, 2025), the Measures for the Administration of Compliance Audits of Personal Information Protection (effective May 1, 2025), and the Cybersecurity Law (2025 Amendment) (effective January 1, 2026)—certain aspects of their interpretation, application and enforcement remain subject to uncertainties.As the definitions for terms such as network platform operator and national security are broad, the government will likely retain significant discretion as to the interpretation and enforcement of the Cybersecurity Review Measures and any implementation rules, and we may be subject to the relevant rules. We cannot preclude the possibility that the Cybersecurity Review Measures will subject us to the cybersecurity review by the CAC in relation to our operations or require us to adjust our business practices, in which case our business, financial condition and prospects may be materially and negatively affected. In particular, under the Network Data Security Administration Regulations, network data processing activities that affect or may affect national security are expressly subject to cybersecurity review, and data processors handling personal information of over ten million users are subject to enhanced compliance obligations, including the establishment of a dedicated data security management body. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. As of the date of this annual report, our PRC subsidiary, the VIE or its subsidiaries have not been involved in any investigations, nor have they received any inquiry, notice, warning, or sanction by the CAC or related PRC governmental authorities as a result of violation of any currently effective PRC laws or regulations with respect to personal information or data requirements issued by the CAC up to date. However, as uncertainties may still arise regarding the interpretation and implementation of these laws and regulations, despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. If we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, in the event that our PRC subsidiary, the VIE or its subsidiaries become operators of critical information infrastructure in the future, they may be subject to the above-described regulation.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of December 31, 2025 and 2024, we have not made adequate employee benefit payments in strict compliance with the relevant PRC regulations for and on behalf of our employees. Our failure in making contributions to various employee benefits plans in strict compliance with applicable PRC labor-related laws and regulations may subject us to late payment penalties, and we could also be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

In addition to the net proceeds raised in our initial public offering and registered direct offering, we may need to obtain additional debt or equity financing to fund future capital expenditures. As of December 31, 2025, the Company had approximately $5.11 million in cash which primarily consists of cash on hand and bank deposits, which are unrestricted as to withdrawal and use and are deposited with banks in China and Hong Kong. The Company’s working capital was approximately $4.73 million at December 31, 2025, approximately $0.01 million of which was deferred revenue which the Company expects to realize and the Company does not expect to make any significant refund based on historical experience, and approximately $0.66 million of which was short-term loan borrowed from bank. Therefore, the Company’s working capital excluding deferred revenue and short-term loan was approximately $5.40 million. The Company will require a minimum of approximately $0.52 million over the next twelve months to operate at its current level, either from revenues or funding. If the Company is unable to realize its assets within the normal operating cycle of a twelve (12) month period, the Company may have to consider supplementing its available sources of funds through other available sources of financing from PRC banks and other financial institutions or financial support from the Company’s related parties and shareholders.

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

In addition, the issuance of additional shares of our ordinary shares, securities convertible into or exercisable for our ordinary shares, other equity-linked securities, including preferred shares or warrants or any combination of the securities will dilute the ownership interest of the shareholders of our ordinary shares and could depress the market price of our ordinary shares and impair our ability to raise capital through the sale of additional equity securities.

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

Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that any other epidemic harms China, Hong Kong and the global economy in general. Any potential impact on our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of any pandemic and the actions taken by government authorities and other entities to contain any pandemic or treat its impact, almost all of which are beyond our control.

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

Since July 2023, we moved our headquarters from Beijing to Hong Kong as part of our plan to expand globally. We formed Inforbird Technologies, through which we have commenced our operations in Hong Kong. As of the date of this annual report, we have moved our key technical staff in our Beijing office to our Hong Kong office and have recruited local staff in Hong Kong and will continue to hire additional staff to support our operations in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. We cannot assure you that there will not be any changes in the economic, political and legal environment in Hong Kong. We may be subject to uncertainty about any future actions of the PRC government and is possible that most of the legal and operational risks associated with operating in the PRC may also apply to our operations in Hong Kong in the future. The PRC government may intervene or influence our current and future operations in Hong Kong at any time and exert more influence over the manner in which we must conduct our business activities. Such government actions, if and when they occur, could result in a material change in our operations in Hong Kong.

Our operations in Hong Kong are governed by the laws and regulations in Hong Kong. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government may intervene or influence our Hong Kong operations, which could result in a material change in our operations in Hong Kong.

In Hong Kong, the collection of personal data, their use and disclosure, retention and granting of access to and correction of personal data is governed by the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong). See “Regulations in Hong Kong — Personal data law in Hong Kong” for further details. The competition law in Hong Kong is primarily governed by the Competition Ordinance (Chapter 619 of the Laws of Hong Kong), which prohibits three principal types of anti-competitive conducts, namely (a) anti-competitive agreements or practices; (b) abuse of market power; and (c) merger control of arrangements that could substantially reduce the level of competition in telecommunication industry. The Merger Rule in the Competition Ordinance prohibits undertakings from directly or indirectly carrying out a merger that has, or is likely to have, the effect of substantially reduce the level of competition in Hong Kong. This rule is only applicable to telecommunication carrier licensees. There is no general merger control regime in Hong Kong. See “Item 4 Information On the Company – B. Business Overview — Regulations — Hong Kong — Competition” in this annual report for further details.

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

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of domestic call center services. The major foreign investor of a domestic call center services provider is required to have a record of good performance and operating experience in managing value-added telecommunications business, however, such requirement of record of good performance and operating experience in managing value-added telecommunications business for the major foreign investor was repealed by the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, effective on May 1, 2022. We are a company incorporated in the Cayman Islands and Pure Media is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China mainly through Pinmu Century and its subsidiaries, based on a series of contractual arrangements by and among Pure Media, Pinmu Century and its shareholders, or the Contractual Arrangements. The Contractual Arrangements are not equivalent to equity ownership in the business of the VIE. Neither the investors in Infobird Cayman, the Cayman Islands holding company, nor Infobird Cayman itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Further, the Contractual Arrangements have not been tested in a court of law, including in China courts.

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

The following are examples of certain recent PRC regulatory activities in this area:

Cybersecurity and Data Security

In June 2021, the SCNPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. The Data Security Law prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines, suspension of relevant business, and revocation of business permits or licenses. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users must apply with the Cybersecurity Review Office for a cybersecurity review before any public listing on a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

In November 2021, the CAC released the Draft Administration Regulations on Cyber Data Security. The Draft Administration Regulations on Cyber Data Security provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Administration Regulations on Cyber Data Security, data processors shall apply for a cybersecurity review for certain activities, including, among other things,(i) the listing in a foreign country of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. In addition, the Draft Administration Regulations on Cyber Data Security requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Network Data Security Administration Regulations are in effect. In light of the fact that the interpretation and application of data protection laws are often uncertain, in flux and complicated, it is possible that existing or newly introduced laws and regulations, or their interpretation, application or enforcement, could significantly affect the value of our data, force us to change our data collection, data use and other business practices, cause us to incur significant compliance costs, and subject us to regulatory investigations, fines, suspension of businesses and revocation of licenses, which may materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. Furthermore, if such regulations were to be adopted in their current form, given that our business generates and processes a large quantity of data, we may be subject to additional regulatory obligations with respect to data security, and may face challenges in addressing their requirements and amending our internal data processing policies and practices to ensure compliance therewith.

Moreover, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022. According to these measures, personal data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transmission cover (1) overseas transmission and storage by data processors of data generated during PRC domestic operations, and (2) access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. In addition, on March 22, 2024, the CAC promulgated the Promotion and Regulation of Cross-Border Data Flow Provisions, which relaxed certain conditions for cross-border data transfers and narrowed the scope of mandatory security assessments. As of the date of this annual report, these measures are in effect and have been implemented in practice. Despite the fact that we do not collect or process personal data of more than one million persons, nor collect or process personal data of 100,000 persons or sensitive personal data of 10,000 persons, considering that the interpretation and application of data protection laws are often uncertain, in flux and complicated, if we were found by the regulatory authorities to have failed to comply with the applicable rules and regulations on cyber security, we would be subject to warnings, fines, confiscation of illegal revenue, revocation of licenses, cancellation of filings, or even criminal liability and our business, results of operations and financial condition would also be adversely affected. Furthermore, in light of the evolving regulatory framework in China for the protection of information in cyberspace, we may be subject to uncertainties of and adjustments to our business practices, which may incur additional operating expenses and adversely affect our results of operations and financial condition.

Although as of the date of this annual report, we, our subsidiaries and the VIE, are not covered by permissions requirements from the CAC or any other governmental agency that is required to approve the VIE’s operations, considering that certain aspects of the interpretation and application of data protection laws remain subject to ongoing developments, we will closely monitor and assess any development in the rule-making process. To address the concerns brought by the applicable laws and regulations on data privacy and security, we are taking a more prudent approach in business operation and believe we can reduce our risk of exposure related to the implementation of these laws and regulations to a certain extent by the following measures:

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

Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2024 and 2023 have been audited by Audit Alliance LLP (“AA”). AA is an independent registered public accounting firms headquartered in the United States and is among the public accounting firms that are registered with the PCAOB. Our financial statements contained in the annual reports on Form 20-F for the fiscal years ended December 31, 2025 have been audited by Assentsure PAC (“Assentsure”). Assentsure is an independent registered public accounting firms headquartered in Singapore and is among the public accounting firms that are registered with the PCAOB. Such PCAOB-registered accounting firms are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include our former auditor, AA, or our current auditor, Assentsure. As of the date of the annual report, we are affected by the HFCAA, and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. If, in the future, trading in our ordinary shares is prohibited under the HFCAA because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares and trading in our ordinary shares could be prohibited.

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

Prior to our initial public offering in 2020, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

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

Sales of a substantial number of our ordinary shares in the public market could occur at any time. We had 8,188,574 issued and outstanding ordinary shares as of March 31, 2026. Of that amount, 3,471,828 shares were restricted as a result of securities laws and/or lock-up agreements, but such shares will be able to be sold in the future subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act.

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

Cayman Islands economic substance requirements may impact us and our operations.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

The proceeds of any transactions within our organization, including with the VIE, are recorded on our books as “Inter-Company due,” and are eliminated in our consolidated financial statements. For more details, please refer to the principles of consolidation set forth in the notes to our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 as set forth in this annual report. Cash transferred outside of our organization to satisfy our obligations to third parties are also effected via wire transfer.

During the fiscal year ended December 31, 2025:

●	approximately $510,000 was transferred from Pure Media to Infobird Cayman;

●	approximately $330,000 was transferred from Infobird Cayman to Inforbird Technologies; and

●	approximately $330,000 was transferred from Inforbird Technologies to Guangnianzhiyuan.

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

Our current emphasis and goals primarily include implementing precision targeting and personalized audience engagement through data analytic and online multi-platforms via our Acquisitions. Our service portfolio includes social media marketing, search engine optimization, and strategic content distribution, all designed to optimize customer acquisition, campaign performance, and conversion rate enhancement.

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

Pure Tech’s customers are primarily from the maternal and infant care sector, with Customer A and Customer B. being the key accounts. As of December 31, 2025, their revenue contributions accounted for 80.7% and 11.3%, respectively.

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

The Catalogue of Telecommunications Business, or the Catalogue, which was issued as an attachment to the Telecom Regulations and revised and promulgated on June 6, 2019, further identifies information services and online data processing and transaction processing services as value-added telecommunications services. Pursuant to the Catalogue, the call center business refers to the provision of business consultation, information consultation and data query services to users, with the entrustment of enterprises or institutions, based on the call center system and database technology connected to public communication network or the internet and the information database established by information collection, processing and storage. We engage in business activities that are value-added telecommunications services as defined and described by the Telecom Regulations and the Catalogue.

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

On January 8, 2021, the CAC promulgated the Internet Information Services Measures (Revised Draft for Comments), which sets forth detailed rules on the internet information service activities. As of the date of this annual report, the draft remains in draft form and has not been formally adopted.

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

On October 29, 2021, the CAC published the Measures for the Security Assessment of Outbound Data (Draft for Comments), which intends to regulate the outbound transfer of (including cross-border assess to) important data and/or personal information collected or generated in domestic operations within the People’s Republic of China. The security assessment requirement was initially introduced in the PRC Cybersecurity Law against the critical information infrastructure operators only, but the Measures for the Security Assessment of Outbound Data (Draft for Comments) has extended the security assessment obligation to all data processors, and provides two types of security assessment to be undertaken before providing data from China to overseas, namely risk self-assessment and security assessment by CAC. The Measures for the Security Assessment of Outbound Data were formally adopted on September 1, 2022.

On November 14, 2021, the CAC published the Draft Administration Regulations on Cyber Data Security, which further regulate the internet data processing activities and emphasize the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data, and timely disclosure of formulation procedures and adjudication procedures and more. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when finding that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing of personal information, management of important data and proposed overseas transfer of data. In addition, such draft regulations require data processors handling important data or the data processors listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including but not limited to the status of important data processing, data security risks identified and the measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and their handling, and a security assessment with respect to sharing and provision of important data overseas. As of the date of this annual report, the Network Data Security Administration Regulations (the final version) were officially promulgated on September 24, 2024, and took effect on January 1, 2025.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Cross-border Data Transfers with effect from September 1, 2022, pursuant to which a data processor shall declare security assessment for its outbound data transfer where: (i) it provides critical data abroad; (ii) it is a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals, and it provides personal information abroad; (iii) it has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year; or (iv) any other circumstances prescribed by the CAC. On March 22, 2024, the CAC promulgated the Promotion and Regulation of Cross-Border Data Flow Provisions, which relaxed certain conditions for cross-border data transfers and narrowed the scope of mandatory security assessments.

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

On March 12, 2021, the CAC and other governmental authorities promulgated Necessary Personal Information Range Provisions of Common Types of Apps, effective on May 1, 2021, which specify the scope of necessary personal information for common types of mobile apps. Several subsequent regulations have been formally adopted to further strengthen privacy protection, including the Measures for the Administration of Compliance Audits of Personal Information Protection (effective May 1, 2025), the Measures for the Administration of Security of Facial Recognition Technology Applications (effective June 1, 2025), and the Cybersecurity Law (2025 Amendment) (effective January 1, 2026), which introduced enhanced penalties and AI governance provisions.

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

C. Organizational Structure

The charts below summarize our corporate legal structure and identify our subsidiaries, the VIE and its subsidiaries:

Name	Background	Ownership

Inforbird Technologies Limited	● A Hong Kong company ● Incorporated on July 12, 2023 ● Software developing that provides software as a service (SaaS)	100% owned by Infobird Co., Ltd
Lightyear Technology Pte. Ltd.	● A Singapore company ● Incorporated on July 25, 2023 ● A holding company	100% owned by Infobird Co., Ltd
Guangnian Zhiyuan (Beijing) Technology Co., Ltd	● A PRC company ● Incorporated on July 6, 2023 ● Registered capital of $1,379,310 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	100% owned by Inforbird New HK
Beijing Suowangda Technology Development Co., Ltd	● A PRC limited liability company ● Incorporated on June 13, 2010 ● Registered capital of $68,794 (RMB 470,000) ● A cost center	100% owned by Guangnian Zhiyuan
Pure Tech Global Limited	● A BVI company ● Incorporated on February 5, 2024 ●A holding company	97% owned by Infobird Co., Ltd
Pure Media Limited	● A Hong Kong company ● Incorporated on March 14, 2024 ●A holding company	100% owned by Pure Tech
Pinmu Century (Beijing) Marketing Technology Co., Ltd	● A PRC limited liability company ● Incorporated on April 17, 2012 ● Registered capital of $1,581,243 (RMB 10,000,000) ● Digital advertising and marketing campaign service	VIE of Pure Media
Zhenxi Brand Marketing Consulting (Shanghai) Centre	●a PRC wholly owned enterprise ● Incorporated on July 4, 2019 ● Digital advertising and marketing campaign service	VIE of Pure Media

D. Property, Plants and Equipment

Our principal executive office is located at Room 706, 7/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road Central, Central, Hong Kong, where we lease one unit under a monthly lease, consisting of approximately 10 square meters (approximately 108 sq. ft) of office space. We also leased 1 office in Beijing with the following description:

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

Our current emphasis and goals primarily include implementing precision targeting and personalized audience engagement through data analytic and online multi-platforms via our Acquisitions. Our service portfolio includes social media marketing, search engine optimization, and strategic content distribution, all designed to optimize customer acquisition, campaign performance, and conversion rate enhancement.

Key Factors that Affect Operating Results

Our management team monitors the following key operating metrics:

Customer concentration

Our customers are highly concentrated, and our revenue is highly affected by the number of our customers and the average revenue per customer. For the year ended December 31, 2025, two customers accounted for 80.7% and 11.3% of the Company’s total revenues, respectively. For the year ended December 31, 2024, two customers accounted for 71.8% and 26.0% of the Company’s total revenues, respectively. For the year ended December 31, 2023, two customers accounted for 64.3% and 35.7% of the Company’s total revenues, respectively. For the year ended December 31, 2022, none of customer accounted for more than 10.0% of the Company’s total revenues. As of December 31, 2025, two customers accounted for 86.0% and 11.4% of the total balance of accounts receivable, respectively. As of December 31, 2024, two customers accounted for 52.3% and 46.8% of the total balance of accounts receivable. As of December 31, 2023, one customer accounted for 100.0% of the total balance of accounts receivable.

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

Revenue categories are summarized as follows:

	For the Years Ended December 31,				2025 Change
	2025	%	2024	%	%

Business integration services	$—	—%	$20,000	1.4%	(100.0)%
Digital advertising and marketing campaign services	8,706,740	100.0%	1,417,848	98.6%	535.2%
Total operating revenues	$8,706,740	100.0%	$1,437,848	100.0%	526.3%

	For the Years Ended December 31,				2024 Change
	2024	%	2023	%	%

Business integration services	$20,000	1.4%	$280,000	100.0%	(92.9)%
Digital advertising and marketing campaign services	1,417,848	98.6%	—	—%	100.0%
Total operating revenues	$1,437,848	100.0%	$280,000	100.0%	413.5%

Cost of revenues

Cost of revenues consists primarily of direct media costs from digital advertising and marketing campaign services and personnel costs (including salaries, social insurance and benefits) for employees involved with the Company’s operations and product support from business integration services.

Cost of revenues from revenue categories are summarized as follows:

	For the Years Ended December 31,				2025 Change
	2025	%	2024	%	%

Business integration services	$—	—%	$18,400	2.2%	(100.0)%
Digital advertising and marketing campaign services	6,138,198	100.0%	826,836	97.8%	642.4%
Total cost of revenues	$6,138,198	100.0%	$845,236	100.0%	626.2%

	For the Years Ended December 31,				2024 Change
	2024	%	2023	%	%

Business integration services	$18,400	2.2%	$125,271	100.0%	(85.3)%
Digital advertising and marketing campaign services	826,836	97.8%	—	—%	100.0%
Total cost of revenues	$845,236	100.0%	$125,271	100.0%	574.7%

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

Impact of Foreign Currency Fluctuation

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Results of Operations

Comparison of Years Ended December 31, 2025 and 2024 and Comparison of Years Ended December 31, 2024 and 2023

	For the Years Ended December 31,		2025 Change	For the Years Ended December 31,		2024 Change
	2025	2024	%	2024	2023	%

Revenues	$8,706,740	$1,437,848	505.5%	$1,437,848	$280,000	413.5%
Cost of revenues	6,138,198	845,236	626.2%	845,236	125,271	574.7%
Gross profit	2,568,542	592,612	333.4%	592,612	154,729	283.0%
Selling expenses	1,504,483	438,596	243.0%	438,596	—	100.0%
General and administrative expenses	2,612,675	1,873,646	39.4%	1,873,646	3,311,155	(43.4)%
Research and development expenses	97,518	15,074	546.9%	15,074	—	100.0%
Impairment of goodwill	54,765,074	—	100.0%	—	—	—%
Loss from operations	(56,411,208)	(1,734,704)	3151.9%	(1,734,704)	(3,156,426)	(45.0)%
Other income (expense), net	(792,180)	(344,783)	129.8%	(344,783)	(18,282,360)	(98.1)%
(Benefit)/Provision for income taxes	—	21,008	(100.0)%	21,008	—	100.0%
Net loss from continuing operations	$(57,203,388)	$(2,100,495)	2623.3%	$(2,100,495)	$(21,438,786)	(90.2)%
Net income (loss) income from discontinued operations	—	—	—%	—	18,570,629	(100.0)%
Net loss	$(57,203,388)	$(2,100,495)	2623.3%	$(2,100,495)	$(2,868,157)	(26.8)%

Revenues

Our total revenues for the years ended December 31, 2025, 2024 and 2023 were approximately $8.7 million, $1.4 million and $0.3 million, respectively.

Digital advertising and marketing campaign services increased by approximately $7.3 million, or 505.5%, to approximately $8.7 million for the year ended December 31, 2025 from $1.4 million for the year ended December 31, 2024. The increase of approximately $7.3 million was driven by a full year of contribution from the business acquired in November 2024, compared to just one month of operations in the prior year. Business integration services decreased by approximately $0.02 million, or 100.0%, to nil for the year ended December 31, 2025 from $0.02 million for the year ended December 31, 2024. The decrease of approximately $0.02 million was mainly due to our less competitiveness in the market.

Digital advertising and marketing campaign services increased by approximately $1.4 million, or 100.0%, to approximately $1.4 million for the year ended December 31, 2024 from nil for the year ended December 31, 2023. The increase of approximately $1.4 million was mainly because of the new business we carried out after the acquisition in November 2024. Business integration services decreased by approximately $0.26 million, or 92.9%, to approximately $0.02 million for the year ended December 31, 2024 from $0.28 million for the year ended December 31, 2023. The decrease of approximately $0.26 million was mainly due to our less competitiveness in the market.

Cost of Revenues

Our cost of revenues for the years ended December 31, 2025, 2024 and 2023 was approximately $6.1 million, $0.8 million, and $0.1 million, respectively.

The cost of digital advertising and marketing campaign services consists primarily of direct media costs, which increased by approximately $5.3 million, or 626.2%, to approximately $6.1 million for the year ended December 31, 2025 from $0.8 million for the year ended December 31, 2024. The increase of approximately $5.3 million was mainly in line with the increase trend of revenue. The cost of business integration services consists primarily of direct media costs decreased by $18,400, or 100.0%, to nil for the year ended December 31, 2025 from $18,400 for the year ended December 31, 2024. The decrease of $18,400 was also mainly in line with the decrease trend of revenue.

The cost of digital advertising and marketing campaign services consists primarily of direct media costs, which increased by approximately $0.8 million, or 100.0%, to approximately $0.8 million for the year ended December 31, 2024 from nil for the year ended December 31, 2023. The increase of approximately $0.8 million was mainly because of the new business we carried out after the acquisition in November 2024. The cost of business integration services consists primarily of direct media costs decreased by approximately $0.1 million, or 85.3%, to approximately $0.02 million for the year ended December 31, 2024 from approximately $0.12 million for the year ended December 31, 2023. The decrease of approximately $0.1 million was mainly in line with the decrease trend of revenue.

Gross Profit

Our gross profit for the years ended December 31, 2025, 2024 and 2023 was approximately $2.9 million, $0.6 million, and $0.2 million, respectively. Our gross profit from our major revenue categories are summarized as follows:

	For the Years Ended December 31, 2025	For the Years Ended December 31, 2024	Change	Percentage Change

Digital advertising and marketing campaign services
Gross profit	$2,568,542	$591,012	$1,975,930	334.6%
Gross margin	29.5%	41.7%	(12.2)%

Business integration services
Gross profit	$—	$1,600	$(1,600)	(100.0)%
Gross margin	—%	8.0%	(8.0)%

Total
Gross profit	$2,568,542	$592,612	$2,274,994	333.4%
Gross margin	29.5%	41.2%	(11.7)%

	For the Years Ended December 31, 2024	For the Years Ended December 31, 2023	Change	Percentage Change

Digital advertising and marketing campaign services
Gross profit	$591,012	$—	$591,012	100.0%
Gross margin	41.7%	—%	41.7%

Business integration services
Gross profit	$1,600	$154,729	$(153,129)	(99.0)%
Gross margin	8.0%	55.3%	(47.3)%

Total
Gross profit	$592,612	$154,729	$437,883	283.0%
Gross margin	41.2%	55.3%	(14.1)%

The gross profit margin for the three years ended December 31, 2025, 2024 and 2023 were approximately 29.5%, 41.2% and 55.3%.

 Selling expenses

Selling expenses were approximately $1.5 million, $0.4 million and nil for the years ended December 31, 2025, 2024 and 2023, respectively.

For the year ended December 31, 2025, selling expenses increased by approximately $1.1 million, or 243.0% compared to the year ended December 31, 2024. The increase was mainly attributable to our intensified marketing activities aimed at expanding market presence and visibility.

For the year ended December 31, 2024, selling expenses increased by approximately $0.4 million, or 100.0% compared to the year ended December 31, 2023. The increase was mainly attributable to the needs to develop our new business after the acquisition in November 2024.

General and Administrative Expenses

General and administrative expenses were approximately $2.6 million, $1.9 million and $3.3 million for the years ended December 31, 2025, 2024 and 2023, respectively, including allowance of credit losses and other general and administrative expenses.

For the year ended December 31, 2025, general and administrative expenses increased by $0.7 million, or 39.4% to $2.6 million for the year ended December 31, 2025 compared to the year ended December 31, 2024, which was mainly due to due to higher personnel and rental costs associated with new business operations initiated the following acquisition in November 2024.

For the year ended December 31, 2024, general and administrative expenses decreased by $1.4 million, or 43.4% to $1.9 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. Specifically, the allowance of credit losses decreased by $1.9 million, or 100.0% to nil for the year ended December 31, 2024 from $1.9 million for the year ended December 31, 2023, which was mainly due to our expectation of uncollectible receivables, and other general and administrative expenses increased by approximately $0.5 million, or 31.7%, to approximately $1.9 million for the year ended December 31, 2024 from approximately $1.4 million for the year ended December 31, 2023, which was mainly due to more personnel costs and SEC filings and other relevant fees of our acquisition in November 2024.

Impairment of goodwill

The Company recognized an impairment loss on goodwill of $54,765,074 during the year ended December 31, 2025 due to the assessment of the operating results and the decrease of birth rate in China. For the years ended December 31, 2024 and 2023, impairment of goodwill were both nil.

Other income (expense), net

Total other income (expenses), net were approximately $(0.8) million, $(0.3) million and $(18.3) million for the years ended December 31, 2025, 2024 and 2023, respectively.

For the year ended December 31, 2025, other expenses, net increased by approximately $0.5 million, or 129.8% compared to the year ended December 31, 2024. The increase was mainly due to interest expense of approximately $0.5 million incurred on the conversion of convertible bonds in January 2025.

For the year ended December 31, 2024, other expenses, net decreased by approximately $18.0 million, or 98.1% compared to the year ended December 31, 2023. The decrease was mainly due to the impairment of due from discontinued operations decreased about $17.6 million.

(Benefit of) provision for income taxes

We recorded income tax of nil, $21,008 and nil for the years ended December 31, 2025, 2024 and 2023. We started digital advertising and marketing campaign services in Mainland China in 2024 and generated taxable income after the consideration of the differences between accounting policy and tax policy.

Net loss from continuing operations

Our net loss from continuing operations was approximately $57.2 million for the year ended December 31, 2025, increased by $55.1 million, or 2,623.3%, from net loss from continuing operations of approximately $2.1 million for the year ended December 31, 2024. Such change was the result of the combination of the changes as discussed above.

Our net loss from continuing operations was approximately $2.1 million for the year ended December 31, 2024, decreased by $19.3 million, or 90.2%, from net loss from continuing operations of approximately $21.4 million for the year ended December 31, 2023. Such change was the result of the combination of the changes as discussed above.

Net income (loss) from discontinued operations

Our net income from discontinued operations was approximately $18.6 million for the year ended December 31. On August 11, 2023, we entered into an equity transfer agreement (the “Agreement”) with CRservices, a shareholder of the Company, pursuant to which, we agreed to sell all the issued shares of Infobird HK, a limited company incorporated under the laws of Hong Kong and a wholly owned subsidiary of us, for a consideration of HK$10,000. On the same day, we discontinued our SaaS services in the mainland of China. As a result, the result of operations for the our mainland China SaaS services business are reported as discontinued operations under the guidance of ASC 205, and our net income from discontinued operations was both nil for the years ended December 31, 2025 and 2024.

Net loss

Our net loss was approximately $57.2 million for the year ended December 31, 2025, increased by $55.1 million, or 2,623.3%, from net loss of approximately $2.1 million for the year ended December 31, 2024. Such change was the result of the combination of the changes as discussed above.

Our net loss was approximately $2.1 million for the year ended December 31, 2024, decreased by $0.8 million, or 26.8%, from net loss of approximately $2.9 million for the year ended December 31, 2023. Such change was the result of the combination of the changes as discussed above.

Cash equivalents and short-term investments

As of December 31, 2025, we had cash and cash equivalents amounted of approximately $5.1 million, compared to approximately $4.7 million as of December 31, 2024.

B. Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. To date, we financed our operations through internally generated cash, short-term loans and payable from related parties and equity financing. Our working capital was approximately $ 4.73 million at December 31, 2025. We will not require any fund over the next twelve months upon issuance of this consolidated financial statements to operate at its current level, either from operating activities or funding.

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

The following summarizes the key components of our cash flows for the years ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities from continuing operations	$(521,734)	$3,251,888	$(5,335,062)
Net cash provided by (used in) operating activities from discontinued operations	—	—	2,615,101
Net cash used in investing activities from continuing operations	—	(4,269,886)	(47,387,762)
Net cash provided by (used in) investing activities from discontinued operations	—	—	14,054
Net cash provided by financing activities from continuing operations	645,024	5,697,396	52,567,008
Net cash (used in) provided by financing activities from discontinued operations	—	—	(2,997,269)
Effect of exchange rate change	296,302	(38,332)	(28,715)
Net change in cash	$419,592	$4,641,066	$(552,645)

Operating activities

Net cash provided by operating activities from continuing operations was approximately $0.5 million for the year ended December 31, 2025, which was primarily attributable to net loss from continuing operations of approximately $57.2 million and various non-cash items of approximately $55.6 million, such as impairment of goodwill and imputed interest expense. The cash inflows were also attributable to the decrease of notes receivable by amount of $0.4 million, increase of accounts payable by amount of $0.4 million.

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

Investing activities

Net cash used in investing activities was nil for the year ended December 31, 2025 as there were no investing activities during the period.

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

Financing activities

Net cash provided by financing activities from continuing operations was approximately $0.6 million for the year ended December 31, 2025 and was attributable to additional short-term bank loans of approximately $0.6 million.

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

Commitments and Contingencies

Capital expenditures

Our capital expenditures were nil and $0.8 million for the years ended December 31, 2025 and 2024, respectively, which incurred primarily in connection with payment of property and equipment and software. We intend to fund our future capital expenditures with our existing cash balance, bank loans and net proceeds from our F-3 offering.

Lease commitments

We leases office space under non-cancelable operating lease agreements, which end at various dates in 2027. As of December 31, 2025, our operating leases had a weighted average remaining lease term of 1.50 years and a weighted average discount rate of 3.66%. Future lease payments under operating leases as of December 31, 2025 were as follows:

December 31, 2025

2026	268,275
2027	104,725
Thereafter	—
Total undiscounted lease payments	$373,000
Less imputed interest	9,172
Total lease liabilities	$363,828

Contingencies

From time to time, we are party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with the accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our financial statements is critical to an understanding of our financial statements. Please refer to NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES of our consolidated financial statements for details.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include, but are not limited to, impairment assessment of goodwill, determination of incremental borrowing rate for leases, valuation allowance for deferred tax assets, allowance for credit losses, standalone selling price of each distinct performance obligation in revenue recognition.

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

Research and Development

After the Sale in August 2023 and the Acquisition in December 2024, we became to invest resources in research and development of our digital advertising and marketing campaign services to develop our new business. For the years ended December 31, 2025, 2024 and 2023, research and development expenses were approximately $0.1 million, $0.0 million, and nil, respectively.

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

We believe our rights to patents, copyrights, trademarks and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of December 31, 2025, we had rights to 1 patent, 43 software copyrights, and 1 registered trademark.

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

Name	Age	Position
Xiangyang Wen	39	Chief Executive Officer, Chairman of the Board of Directors and Director
Yiting Song (2)(3)	40	Director and Chief Financial Officer
Qian Qu (1)	40	Independent Director
Zhihua Chen (1)(2)(3)	30	Independent Director
Cheuk Yee Li	40	Independent Director

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

Zhihua Chen is an independent director of the Company. Since January 2025, Mr. Chen has been serving as the marketing operations director of Yunnan Trace Technology Co, Ltd. From May 2022 to January 2025, Mr. Chen served as a market department specialist of Shenzhen Xingyin Information Technology Co, Ltd. From July 2018 to March 2022, Mr. Chen served as a marketing assistant of Shanghai Qiaobu Technology Co., Ltd. Mr. Chen received an associate degree in management science from Kunming Vocational and Technical College of Industry, People’s Republic of China.

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

Compensation of Director and Executive Officers

For the year ended December 31, 2025, 2024 and 2023, we paid an aggregate of approximately $0.15 million, $0.2 million and $0.1 million, respectively, in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the years ended December 31, 2025, 2024 and 2023.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the years ended December 31, 2025, 2024 and 2023.

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

Composition of Our Board of Directors

Our board of directors currently consists of five directors. Our board of directors has determined that each of Qian Qu and Zhihua Chen is an “independent director” as defined under the Nasdaq rules. A director is not required to hold any of our shares to qualify to serve as a director.

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

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. The audit committee is comprised of Qian Qu and Zhihua Chen. The compensation committee is comprised of Yiting Song and Zhihua Chen. The nomination and governance committee is comprised of Zhihua Chen and Yiting Song.

Audit Committee

Qian Qu and Zhihua Chen serve as members of the audit committee. Qian Qu serves as the chair of the audit committee. The audit committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Qian Qu possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

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

Compensation Committee

Yiting Song and Zhihua Chen serve as members of the compensation committee. Yiting Song serves as the chair of the compensation committee. Zhihua Chen satisfies the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The compensation committee will assist our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer shall not be present during voting or deliberations regarding his or her compensation. The compensation committee will be responsible for, among other things:

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

Nomination and Governance Committee

Zhihua Chen and Yiting Song serve as members of the nomination and governance committee. Zhihua Chen serves as the chair of the nomination and governance committee. Zhihua Chen satisfies the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The nomination and governance committee will assist our board of directors in selecting individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The nomination and governance committee will be responsible for, among other things:

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

 D. Employees

As of December 31, 2025, we had 48 full-time employees.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 for:

●	each person known to us to beneficially own 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 8,188,574 ordinary shares outstanding as of March 31, 2026.

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

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and Executive Officers:
Xiangyang Wen	—	—
Yiting Song	—	—
Qian Qu(1)	—	—
Zhihua Chen	—	—
Cheuk Yee Li	—	—
All directors and executive officers as a group (5 persons)	—	—

F. Disclosure of Action to Recover Erroneously Awarded Compensation

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

During the last three years, we have engaged in the following transactions with our directors, executive officers or persons known to us to beneficially own more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties. The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025, 2024 and 2023:

Name of related Party	Relationship
Beijing Runmei advertising Co., LTD (“Runmei”)	Under control of the shareholder of Zhenxi Brand
CRservices	Under control of the Chairman of the Board of Directors

Subscription receivable

As of December 31, 2025 and 2024, the balance of subscription receivable were both nil. Net proceeds of $1,184,676 were received on January 10, 2024 for the issuance of common shares to investors on December 28, 2023.

Due from related party

As of December 31, 2025 and 2024, the balance due from related parties are set out below:

	December 31, 2025	December 31, 2024

Beijing Runmei advertising Co., LTD*	$—	$247,328
CRservices**	—	—
Total	$—	$247,328

*	The balance due from Runmei was $247,328 as of December 31, 2024, which was borrowed for working capital use, non-interest bearing and payable upon demand. Following its full settlement on March 28, 2025, the balance due from Runmei was nil as of December 31, 2025.
**	The balance due from CRservices was both nil as of December 31, 2025 and 2024, as the consideration of $1,279 for the Disposal of Infobird HK on August 11, 2023, was fully settled on April 10, 2024.

Due from discontinued operations, net

Due from discontinued operations, net consist of the following:

	December 31, 2025	December 31, 2024

Due from discontinued operations	$—	$17,632,181
Allowance for expected credit losses	—	(17,632,181)
Due from discontinued operations, net	$—	$—

Movement of allowance for expected credit losses consist of the following:

	December 31, 2025	December 31, 2024

Beginning balance	$17,632,181	$17,632,181
Write off	(17,632,181)	—
Ending balance	$—	$17,632,181

After the Company disposed the discontinued operation entities, those entities continued in the decline of the scale of operation and in the increase of operating losses, which made the collectability of the receivables in doubt. During the year 2023, the Company totally impaired the balance due from discontinued operations by amount of $17,632,181. Based on an analysis of the discontinued operation entities’ current situation, the Company determined that the due from discontinued operations were uncollectible. Consequently, the amount of $17,632,181 was written off in 2025.

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Memorandum and Articles of Association as amended from time to time ;

●	The Companies Act (as amended) of the Caymans Islands, which is referred to as the Companies Act below; and

●	Common law of the Cayman Islands.

Our authorized share capital is US$50,000,000 divided into 5,000,000,000,000 ordinary shares of US$0.00001 par value each.

We have included summaries of material provisions of our sixth amended and restated memorandum and articles of association Adopted by a Special Resolution passed on 20 February 2024 with effect from 2 May 2024 insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our amended and restated memorandum and articles of association, which is filed as Exhibit 1.1 to this annual report.

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

We may, subject to the provisions of the Companies Act, our sixth amended and restated memorandum and articles of association, the SEC and Nasdaq, from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting: increase our capital by such sum, to be divided into shares of such amounts, as the relevant resolution shall prescribe; consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination; sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our amended and restated memorandum and articles of association; and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

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

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of our total issued voting shares entitled to vote upon the business to be transacted.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company:

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

According to the Enterprise Income Tax Law and the Announcement on Issues concerning the Implementation of the Preferential Income Tax Policies regarding High-Tech Enterprises promulgated by the SAT on June 19, 2017, enterprises qualified as “high-tech enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “high-tech enterprise” status. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. The Administrative Measures for the Recognition of High-tech Enterprises were revised in 2025 to further standardize the recognition process.

See note 14 of the notes to the consolidated financial statements included elsewhere in this annual report for a discussion of taxation.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-251234), as amended, including the prospectus contained therein, to register our ordinary shares in relation to our initial public offering. We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

In additional to the below modifications, see “Item 10. Additional Information” for a description of the rights of securities holders.

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

ITEM 15. CONTROLS AND PROCEDURES

(a)	Evaluation of Disclosure Controls and Procedures

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

(b)	Management’s Annual Report on Internal Control over Financial Reporting

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making its assessment, management used the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025 based on the material weaknesses described below. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In the course of auditing our consolidated financial statements for year ended December 31, 2025, seven material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States.

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

As we were in the process of implementing such remedial measures as of December 31, 2025, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

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

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm due to an exemption established by the rules of the SEC for emerging growth companies.

(d)	Changes in Internal Control Over Financial Reporting

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq rules. A copy of the policy is filed as Exhibit 14.1 hereto. The full text of the Code of Business Conduct and Ethics is posted on our website at http://www.infobird.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We will provide a copy of the Code of Business Conduct and Ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, for the periods indicated.

	For the year ended December 31,
	2025	2024
Audit fees (1)	$207,100	$200,000
Audit-related fees	—	—
Total	$207,100	$200,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of Audit Alliance LLP on January 16, 2026

On January 16, 2026, the Company dismissed Audit Alliance LLP (“AA”), as our independent registered public accounting firm, effective immediately, and appointed Assentsure PAC (“Assentsure”) as our independent registered public accounting firm in connection with the audit of our consolidated financial statements as of December 31, 2025, effective as of January 16, 2026. The appointment of Assentsure was made after careful consideration and evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company.

From December 31, 2024 through January 16, 2026, (i) there was no audit report issued by AA and AA did not audit any financial statements and there were no disagreements between our Company and AA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of AA would have caused AA to make reference to the subject matter of the disagreements in connection with its reports, and (ii) there was no reportable event requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

We provided AA with a copy of the disclosures under this Item 16F and requested from AA a letter addressed to the SEC indicating whether it agrees with such disclosures, and if not, stating the respects in which it does not agree. A copy of AA’s letter is incorporated as Exhibit 16.1 by reference to the Form 6-K for January 2026 filed on January 20, 2026, stating AA agrees with the statements made by us.

During the most recent fiscal year and any subsequent interim periods prior to the engagement of Assentsure, neither we nor anyone on behalf of us has consulted with Assentsure regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Assentsure concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

Dismissal of WWC, P.C. on May 31, 2024

On May 31, 2024, the Company dismissed WWC, P.C. (“WWC”), as our independent registered public accounting firm, effective immediately, and appointed Audit Alliance LLP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements as of December 31, 2023, effective as of May 31, 2024. The appointment of AA was made after careful consideration and evaluation process by the Company and has been approved by the audit committee and the board of directors of the Company.

From October 31, 2023 through May 31, 2024, (i) there was no audit report issued by WWC and WWC did not audit any financial statements and there were no disagreements between our Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of WWC would have caused WWC to make reference to the subject matter of the disagreements in connection with its reports, and (ii) there was no reportable event requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 11.1 hereto. The full text of the Insider Trading Policy is posted on our website at http://www.infobird.com.

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

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider. In light of the National Cybersecurity Incident Reporting Measures effective November 1, 2025, we have enhanced our incident detection and reporting procedures to ensure compliance with the strict one-hour (for CII operators) and four-hour (for general network operators) reporting timelines for major incidents .

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Infobird Co., Ltd and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant currently in effect, adopted by way of a special resolution passed on February 20, 2024 with effect from May 2, 2024
4.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234)) filed with the Securities and Exchange Commission on March 15, 2021)
4.3	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-251234)), originally filed with the Securities and Exchange Commission on December 9, 2020, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 30, 2021)
4.6	Convertible Promissory Note dated December 20, 2024 (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on December 20, 2024)
10.1	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
10.2	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.3	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.4	Form of Independent Director Agreement between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.5	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.6	Form of Securities Purchase Agreement by and between the Purchaser and the registrant, dated as of November 25, 2022 (incorporated by reference to Exhibit 4.11 from our report on Form 20-F (File No. 001-40301) filed with the Securities and Exchange Commission on May 1, 2023)
10.7	Form of Securities Purchase Agreement by and between the registrant and certain purchasers (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
10.8	Placement Agency Agreement by and between Maxim Group LLC and the registrant (incorporated by reference to Exhibit 99.5 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
10.9	Form of Securities Purchase Agreement, dated as of July 24, 2023, by and between Infobird Co., Ltd and the purchasers (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on July 28, 2023)
10.10	Form of Securities Purchase Agreement, dated as of August 3, 2023, by and between Infobird Co., Ltd and the purchasers (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on August 4, 2023)
10.11	English Translation of the Equity Transfer Agreement dated August 11, 2023, by and between Infobird Co., Ltd and CRservices Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on August 17, 2023)

10.12	Form of Securities Purchase Agreement, dated as of December 22, 2023, by and between Infobird Co., Ltd and the Investor (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on December 22, 2023)
10.13	Form of Equity Acquisition Agreement, dated as of June 28, 2024, by and between Infobird Co., Ltd and Shangri-La Trading Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on July 1, 2024)
10.14	Form of Amendment No. 1 to Equity Acquisition Agreement, dated July 31, 2024, by and between Infobird Co., Ltd and Shangri-La Trading Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on August 2, 2024)
10.15	Form of Equity Acquisition Agreement, dated December 6, 2024, by and between Infobird Co., Ltd and One One Business Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on December 6, 2024)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
16.1	Letter from WWC, P.C. (incorporated by reference to Exhibit 16.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on June 3, 2024)
19.1	Insider trading policy (incorporated by reference to Exhibit 19.1 from our report on Form 20-F (File No. 001-40301) filed with the Securities and Exchange Commission on July 11, 2024)
21.1*	List of Subsidiaries
23.1*	Consent of Assentsure PAC, Independent Registered Public Accounting Firm
23.2*	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on October 24, 2023)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOBIRD CO., LTD

By:	/s/ Xiangyang Wen
Xiangyang Wen
Chief Executive Officer

Date: April 2, 2026

 INFOBIRD CO., LTD

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Infobird Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Infobird Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025, and the consolidated results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ AssentSure PAC

Singapore

April 2, 2026

PCAOB ID Number 6783

We have served as the Company’s auditor since 2026.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Infobird Co., Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Infobird Co., Ltd and its subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the consolidated results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

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

/s/ Audit Alliance LLP

Singapore

April 10, 2025

PCAOB ID Number 3487

We served as the Company’s auditor from 2024 to 2026.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024

ASSETS
CURRENT ASSETS
Cash	$5,113,317	$4,693,725
Accounts receivable, net	3,453,879	3,859,493
Notes receivables, net	533,068	928,856
Other receivables, net	249,410	147,952
Due from related parties	—	247,328
Prepayments	228,545	167,173
Total current assets	9,578,219	10,044,527

OTHER ASSETS
Property and equipment, net	637,041	781,624
Right-of-use assets	377,461	516,443
Goodwill	12,559,378	62,435,299
Total other assets	13,573,880	63,733,366

Total assets	$23,152,099	$73,777,893

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$3,318,162	$2,787,656
Short-term loans	662,955	—
Other payables and accrued liabilities	180,237	260,909
Contract liabilities	9,544	37,316
Taxes payable	417,816	528,950
Lease liabilities - current	259,928	199,197
Total current liabilities	4,848,642	3,814,028

OTHER LIABILITIES
Lease liabilities - noncurrent	103,900	306,028
Other liabilities	—	2,856,120
Total other liabilities	103,900	3,162,148

Total liabilities	$4,952,542	$6,976,176

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00001 par value, 5,000,000,000,000 shares authorized, 8,188,574 and 5,456,974 issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	$82	$55
Additional paid-in capital	94,899,354	91,539,240
Accumulated deficits	(83,889,411)	(26,703,478)
Accumulated other comprehensive income (loss)	5,019,336	(63,634)
Total shareholders’ equity attributable to Infobird Co., Ltd	16,029,361	64,772,183

Non-controlling interests	2,170,196	2,029,534
Total equity	18,199,557	66,801,717

Total liabilities and equity	$23,152,099	$73,777,893

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(LOSS)

	For the Years Ended
	December 31,	December 31,	December 31,
	2025	2024	2023

REVENUES	$8,706,740	$1,437,848	$280,000
COST OF REVENUES	6,138,198	845,236	125,271

GROSS PROFIT	2,568,542	592,612	154,729

OPERATING EXPENSES:
Selling	1,504,483	438,596	—
General and administrative	2,612,675	1,873,646	3,311,155
Research and development	97,518	15,074	—
Impairment of goodwill	54,765,074	—	—
Total operating expenses	58,979,750	2,327,316	3,311,155

LOSS FROM OPERATIONS	(56,411,208)	(1,734,704)	(3,156,426)

OTHER INCOME (EXPENSE)
Interest income	19,965	200,530	1,366
Interest expense	(504,116)	(546,525)	(736,941)
Impairment of due from discontinued operations	—	—	(17,632,181)
Other (expense) income, net	(308,029)	1,212	85,396
Total other expense, net	(792,180)	(344,783)	(18,282,360)

LOSS BEFORE INCOME TAX EXPENSES	(57,203,388)	(2,079,487)	(21,438,786)

INCOME TAX EXPENSE	—	21,008	—

NET LOSS FROM CONTINUING OPERATIONS	(57,203,388)	(2,100,495)	(21,438,786)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of applicable income taxes	—	—	(4,287,657)
Net gain on sale of discontinued operations, net of applicable income taxes	—	—	22,858,286
NET PROFIT FROM DISCONTINUED OPERATIONS	$—	$—	$18,570,629

NET LOSS	(57,203,388)	(2,100,495)	(2,868,157)

Less: Net loss attributable to non-controlling interest from continuing operations	(17,455)	(1,458)	—
Net loss attributable to non-controlling interest from discontinued operations	—	—	(291,626)

NET LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	(57,185,933)	(2,099,037)	(2,576,531)

NET LOSS	(57,203,388)	(2,100,495)	(2,868,157)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	5,241,087	(64,314)	393,604

TOTAL COMPREHENSIVE LOSS	(51,962,301)	(2,164,809)	(2,474,553)

Less: Comprehensive income (loss) attributable to non-controlling interests from continuing operations	140,662	(3,594)	—
Comprehensive loss attributable to non-controlling interests from discontinued operations	—	—	(282,920)

COMPREHENSIVE LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	$(52,102,963)	$(2,161,215)	$(2,191,633)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	8,016,446	1,995,629	393,572

(LOSS) EARNING PER SHARE - BASIC AND DILUTED
Continuing operations	$(7.13)	$(1.05)	$(54.47)
Discontinued operations	$—	$—	$47.93

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Retained earnings		Accumulated
				Additional	(accumulated deficit)		other	Non-
	Ordinary shares		Subscription	paid-in	Statutory		comprehensive	controlling
	Shares	Amounts	receivable	Capital	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, January 1, 2023	23,867	$—	$—	$33,832,743	$449,136	$(28,066,415)	$361,655	$(75,437)	$6,501,682
Net loss attributable to Infobird Co., Ltd	—	—	—	—	—	(2,576,531)	—	—	(2,576,531)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(291,626)	(291,626)
Issued ordinary shares under F3, net of issuance costs	4,808	—	—	4,522,313	—	—	—	—	4,522,313
Warrants convert to ordinary shares	3,125	—	—	—	—	—	—	—	—
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2023	77	—	—	—	—	—	—	—	—
Issued ordinary shares under F3, net of issuance costs	826,396	8	—	44,999,992	—	—	—	—	45,000,000
CB convert to ordinary shares, net of issuance costs	34,688	—	—	2,775,000	—	—	—	—	2,775,000
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2023	4,179	—	—	—	—	—	—	—	—
CB convert to ordinary shares, net of issuance costs	168,623	2	—	909,701	—	—	—	—	909,703
Issued ordinary shares under F3, net of issuance costs	215,000	2	(1,184,676)	1,184,674	—	—	—	—	—
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2024	62,236	1	—	(1)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	384,898	8,706	393,604
Deconsolidation of discontinued operations	—	—	—	(4,841,360)	(449,136)	6,038,505	(748,009)	358,357	358,357
BALANCE, December 31, 2023	1,342,999	$13	$(1,184,676)	$83,383,062	$—	$(24,604,441)	$(1,456)	$—	$57,592,502
Net loss attributable to Infobird Co., Ltd	—	—	—	—	—	(2,099,037)	—	—	(2,099,037)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(1,458)	(1,458)
Received subscription receivable	—	—	1,184,676	—	—	—	—	—	1,184,676
Issued ordinary shares due to the commitment	58,975	1	—	(1)	—	—	—	—	—
Issued ordinary shares under F3, net of issuance costs	585,000	6	—	4,512,714	—	—	—	—	4,512,720
CB convert to ordinary shares, net of issuance costs	3,470,000	35	—	3,643,465	—	—	—	—	3,643,500
Foreign currency translation adjustment	—	—	—	—	—	—	(62,178)	(2,136)	(64,314)
Non-controlling interest from acquisition	—	—	—	—	—	—	—	2,033,128	2,033,128
BALANCE, December 31, 2024	5,456,974	$55	$—	$91,539,240	$—	$(26,703,478)	$(63,634)	$2,029,534	$66,801,717
Net loss attributable to Infobird Co., Ltd	—	—	—	—	—	(57,185,933)	—	—	(57,185,933)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(17,455)	(17,455)
CB convert to ordinary shares, net of issuance costs	2,731,600	27	—	3,360,114	—	—	—	—	3,360,141
Foreign currency translation adjustment	—	—	—	—	—	—	5,082,970	158,117	5,241,087
BALANCE, December 31, 2025	8,188,574	82	—	94,899,354	—	(83,889,411)	5,019,336	2,170,196	18,199,557

The accompanying notes are an integral part of these consolidated financial statements.

 INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,	December 31,
	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(57,203,388)	$(2,100,495)	$(2,868,157)
Net profit from discontinued operations	—	—	18,570,629
Net loss from continuing operations	(57,203,388)	(2,100,495)	(21,438,786)
Adjustments to reconcile net loss to net cash provided by operating activities:
Impairment of goodwill	54,765,074	—	—
Depreciation and amortization	173,971	75,985	—
Right-of-use assets depreciation	238,559	37,025	—
Gain of investment	—	—	(84,634)
Interest income	—	(169,726)	—
Allowance for (recovery from) expected credit losses	(42,966)	—	19,520,843
Imputed interest expense	504,021	546,525	736,941
Change in operating assets and liabilities
Accounts receivable	602,031	(83,703)	(180,000)
Notes receivables	424,654	—	—
Other receivables	(92,549)	4,892,315	(323,235)
Due from a related party	251,175	—	—
Prepayments	(52,629)	(26,539)	(10,367)
Accounts payable	397,399	95,838	—
Other payables and accrued liabilities	(87,381)	55,226	61,846
Contract liabilities	(28,611)	(72,766)	—
Taxes payable	(130,663)	38,386	583
Lease liabilities	(240,431)	(36,183)	—
Due from discontinued operations	—	—	(3,618,253)
Net cash (used in) provided by operating activities from continuing operations	(521,734)	3,251,888	(5,335,062)
Net cash provided by operating activities from discontinued operations	—	—	2,615,101
Net cash (used in) provided by operating activities	(521,734)	3,251,888	(2,719,961)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash deposit in escrow account	—	(5,114,000)	(47,387,762)
Cash received from escrow account	—	5,000,000	—
Loan to third party	—	(7,500,000)	—
Cash proceeds from acquisition Pure Tech	—	4,212,977	—
Acquisitions of property, plant and equipment	—	(768,803)	—
Long-term investment in equity	—	(100,060)	—
Net cash used in investing activities from continuing operations	—	(4,269,886)	(47,387,762)
Net cash provided by investing activities from discontinued operations	—	—	14,054
Net cash used in investing activities	—	(4,269,886)	(47,373,708)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock under F3	—	5,697,396	49,522,314
Net proceeds from issuance of convertible bonds	—	—	2,947,762
Net proceeds from short-term loans	645,024	—	—
Refunds from escrow	—	—	96,932
Net cash provided by financing activities from continuing operations	645,024	5,697,396	52,567,008
Net cash used in financing activities from discontinued operations	—	—	(2,997,269)
Net cash provided by financing activities	645,024	5,697,396	49,569,739

EFFECT OF EXCHANGE RATE CHANGES	296,302	(38,332)	(28,715)

NET CHANGE IN CASH	419,592	4,641,066	(552,645)

CASH, beginning of year	4,693,725	52,659	1,038,819

CASH, end of year	$5,113,317	$4,693,725	$486,174

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	—	—	433,515

CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS	$5,113,317	$4,693,725	$52,659

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Third parties paid for consideration for Pure Tech	$—	$59,784,723	$—
Escrow account transit to Pure Media before acquiring	$—	$510,000	$—
Acquisition of Pure Tech by issuing convertible promissory notes	$—	$5,953,095	$—
Convertible promissory notes converted to ordinary shares	$3,360,141	$3,643,500	$—

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, unless stated otherwise)

Note 1 – Nature of business and organization

Infobird Co., Ltd (“Infobird Cayman” or the “Company”) is a holding company incorporated on March 26, 2020 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Infobird International Limited (“Infobird HK”) established under the laws of Hong Kong on April 21, 2020, Lightyear Technology Pte. Ltd. (“Lightyear Technology”), no substantive operations, established under the laws of Singapore on July 25, 2023, and Inforbird Technologies Limited (“Inforbird Technologies”) established under the laws of Hong Kong on July 12, 2023, and 97% of the outstanding share capital of Pure Tech Global Limited (“Pure Tech”) established under the laws of the British Virgin Islands (“BVI”) on February 5, 2024.

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

The accompanying consolidated financial statements reflect the activities of Infobird Cayman and each of the following entities

Name	Background	Ownership
Inforbird Technologies Limited (“Inforbird Technologies”)	● A Hong Kong company ● Incorporated on July 12, 2023 ● Software developing that provides software as a service (SaaS)	100% owned by Infobird Co., Ltd
Lightyear Technology Pte. Ltd. (“Lightyear Technology”)	● A Singapore company ● Incorporated on July 25, 2023 ● A holding company	100% owned by Infobird Co., Ltd
Guangnian Zhiyuan (Beijing) Technology Co., Ltd (“Guangnian Zhiyuan”)	● A PRC company ● Incorporated on July 6, 2023 ● Registered capital of $1,379,310 (RMB 10,000,000) ● Software developing that provides software as a service (SaaS)	100% owned by Inforbird Technologies
Beijing Suowangda Technology Development Co., Ltd (“Beijing Suowangda”)	● A PRC limited liability company ● Incorporated on June 13, 2010 ● Registered capital of $68,794 (RMB 470,000) ● A cost center	100% owned by Guangnian Zhiyuan
Pure Tech Global Limited (“Pure Tech”)	● A BVI company ● Incorporated on February 5, 2024 ●A holding company	97% owned by Infobird Co., Ltd
Pure Media Limited (“Pure Media”)	● A Hong Kong company ● Incorporated on March 14, 2024 ●A holding company	100% owned by Pure Tech
Pinmu Century (Beijing) Marketing Technology Co., Ltd (“Pinmu Century”)	● A PRC limited liability company ● Incorporated on April 17, 2012 ● Registered capital of $1,581,243 (RMB 10,000,000) ● Digital advertising and marketing campaign service	VIE of Pure Media
Zhenxi Brand Marketing Consulting (Shanghai) Centre (“Zhenxi Brand”)	● A PRC wholly owned enterprise ● Incorporated on July 4, 2019 ● Digital advertising and marketing campaign service	VIE of Pure Media

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

Historically, the Company finances its operations through internally generated cash, short-term loans and payable from related parties and equity financing. As of December 31, 2025, the Company’s working capital was approximately $4.73 million. The Company will not require any fund over the next twelve months upon issuance of these audited consolidated financial statements to operate at its current level, either from operating activities or funding.

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include, but are not limited to, impairment assessment of goodwill, determination of incremental borrowing rate for leases, valuation allowance for deferred tax assets, allowance for credit losses, standalone selling price of each distinct performance obligation in revenue recognition.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $5,019,336 and $(63,634) as of December 31, 2025 and 2024, respectively. The balance sheet amounts with the exception of equity at December 31, 2025 and 2024 were translated at 6.9931 RMB and 7.2993 RMB to $1, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of continuing operations and comprehensive loss as of December 31, 2025, 2024 and 2023 were 7.1875 RMB, 7.1957 RMB and 7.2346 RMB to $1, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

Short term investments

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity products. The investments can be redeemed upon three months’ notice and their carrying values approximate their fair values. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income. Gain (loss) from short term investments for the years ended December 31, 2025, 2024 and 2023 amounted to nil, nil, and $84,634, respectively.

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

As a result of the assessment of the operating results and the decrease of birth rate in China, the Company recognized an impairment loss on goodwill of $54,765,074 during the year ended December 31, 2025. The Company estimated the fair value of the reporting unit using the discounted cash flow method under the income approach with the assistance of an independent valuation specialist. The determination of fair value requires management to make significant estimates and assumptions including but not limited to the forecasted operating cash flows and the discount rate.

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

Financial assets and liabilities of the Company primarily consist of cash, other receivables, accounts receivable, due from related parties, short-term loans, short-term accounts payable and other payables and accrued liabilities. As of December 31, 2025 and 2024, the carrying values of these financial assets and liabilities approximate their fair values due to the short-term nature.

Non-controlling Interests

The Company’s non-controlling interests represent the minority shareholders’ ownership interests related to the Company’s subsidiaries, including 3% for Pure Tech for the years ended December 31, 2025 and 2024. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the consolidated statement of operations and comprehensive loss as allocations of the total income or loss for the year between non-controlling interests holders and the shareholders of the Company.

All of non-controlling interests were from continuing operation entities, which consist of the following:

	December 31,	December 31,
Non-controlling	2025	2024

Pure Tech	$2,170,196	$2,033,128
Total	$2,170,196	$2,033,128

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

The Company generally provides limited warranties for work performed under its business integration solution contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. As of December 31, 2025 and 2024, no accrued warranty liabilities were deemed necessary for both continuing and discontinued operations.

(2) Digital Advertising And Marketing Campaign Services Revenue

The Company generates its digital advertising and marketing campaign services revenue from developing and executing advertising plan depending on the customers’ needs. The provision of the digital advertising and marketing campaign services revenue is considered as one performance obligation as the service provided is distinct within the context of the contract and the customer can obtain benefit from it. Therefore, the service revenue is recognized based on the service performed over the contractual period.

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

Contract liabilities are recorded when consideration is received from a customer prior to transferring the goods or services to the customer or other conditions under the terms of a sales contract. After the acquisition of Pure Tech in 2024, the Company recorded contract liabilities of $109,908 as of November 30, 2024, and contract liabilities of $72,297 as of November 30, 2024 were recognized as revenue in the year ended December 31, 2024. As of December 31, 2024, contract liabilities were $37,316, including a foreign currency translation adjustment loss of $295 and all of which were recognized as revenue in the year ended December 31, 2025. As of December 31, 2025, the Company recorded contract liabilities of $9,544.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2025 and 2024 are subject to examination by any applicable tax authorities.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to Infobird Co., Ltd divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025, 2024 and 2023, there were no dilutive shares.

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

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are PRC government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans occurred in continuing operation entities, which were $160,977, $39,331 and $13,016 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Note 3 – Variable interest entity

VIEs are mainly from continuing operations and discontinued operations during the years ended December 31, 2025, 2024, and 2023:

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

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2025	December 31, 2024

Current assets	$13,358,763	$12,630,910
Other assets	269,115	350,188
Total assets	13,627,878	12,981,098
Total liabilities	(4,749,905)	(3,897,967)
Net assets	$8,877,973	$9,083,131

	December 31, 2025	December 31, 2024

Current liabilities:
Accounts payable	$3,318,162	$2,787,656
Other payables and accrued liabilities	84,837	207,558
Short-term loan	662,955	—
Contract liabilities	9,544	37,316
Lease liabilities	189,189	133,818
Taxes payable	417,653	528,173
Total current liabilities	4,682,340	3,694,521
Lease liabilities – non-current	67,565	203,446
Total liabilities	$4,749,905	$3,897,967

The summarized operating results of the VIEs are as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023**

Operating revenues*	$8,706,740	$1,417,848	$3,173,124
Gross profit	2,568,542	591,012	1,575,941
Loss from operations	(397,138)	(20,269)	(4,121,315)
Net loss	$(586,566)	$(46,643)	$(4,310,491)
Net loss attributable to INFOBIRD CO., LTD	(568,969)	(45,244)	(4,018,865)
Net loss attributable to non-controlling interest	(17,597)	(1,399)	(291,626)

*	During the years ended December 31, 2025, 2024 and 2023, Operating revenues include nil, nil and $583,302 intercompany revenue to Infobird WFOE, respectively.
**	Operating revenues in 2023 were totally generated from discontinued operations.

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

Both revenue and net income/(loss) of pro forma are combined continuing operations of the Company and Pure Tech.

Changes in the carrying amount of goodwill for the year ended December 31, 2025 was as follows:

Acquisition of Pure Tech

Balance as of December 31, 2024	$62,435,299
Impairment of goodwill	(54,765,074)
Effect of foreign exchange rate	4,889,153
Balance as of December 31, 2025	$12,559,378

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

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023.

	For the Year Ended
	December 31,	December 31,	December 31,
	2025	2024	2023

REVENUES	$—	$—	$2,589,823
COST OF REVENUES	—	—	1,603,887

GROSS PROFIT	—	—	985,936

OPERATING EXPENSES:
Selling	—	—	607,424
General and administrative	—	—	954,576
Research and development	—	—	922,343
Long-live assets impairment	—	—	2,602,589
Total operating expenses	—	—	5,086,932

LOSS FROM OPERATIONS	—	—	(4,100,996)

OTHER INCOME (EXPENSE)
Interest income	—	—	1,296
Interest expense	—	—	(33,682)
Other expense, net	—	—	(154,275)
Total other expense, net	—	—	(186,661)

LOSS FROM DISCONTINUED OPERATIONS BEFORE INCOME TAXES	—	—	(4,287,657)

GAIN ON THE SALE OF DISCONTINUED OPERATIONS BEFORE INCOME TAXES	—	—	22,858,286

TOTAL INCOME FROM DISCONTINUED OPERATIONS BEFORE INCOME TAXES	—	—	18,570,629

INCOME TAX EXPENSE	—	—	—

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	—	—	18,570,629

Note 6 – Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31, 2025	December 31, 2024

Trade accounts receivable	$3,786,213	$4,220,194
Less: Allowance for expected credit losses	(332,334)	(360,701)
Total accounts receivable, net	$3,453,879	$3,859,493

Movement of allowance for expected credit losses of the following:

	December 31, 2025	December 31, 2024	December 31, 2023

Beginning balance	$360,701	$—	$—
Addition	74,175	—	—
Reversal	(117,141)	—	—
Foreign exchange adjustment	14,599	—	—
Acquisition	—	360,701	—
Ending balance	$332,334	$360,701	$—

The Company does not require collateral for, or interest on accounts receivable. The Company maintains an allowance for estimated credit losses, and when it is determined that they are uncollectible, the allowance for expected credit losses and corresponding receivables are written off.

Note 7 – Other receivables, net

Other receivables, net consist of the following:

	December 31, 2025	December 31, 2024

Receivables from sales of short-term investment	$1,888,662	$1,888,662
Others	249,410	147,952
Total other receivables	$2,138,072	$2,036,614
Less: Allowance for expected credit losses	(1,888,662)	(1,888,662)
Total other receivables, net	$249,410	$147,952

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

Note 8 – Accounts payable

Accounts payable mainly consist of trade accounts payable. As of December 31, 2025 and 2024, the balance of accounts payable were $3,318,162 and $2,787,656, respectively.

The ageing of all accounts payable is under 2 years, and the Company is not required to pay any interest on accounts payable.

Note 9 – Short-term loans

Outstanding balances on short-term loans consist of the following:

Bank Name	Maturities	Interest rate	Collateral/Guarantee/Co-borrower	December 31, 2025	December 31, 2024

Bank of Communications	December 2026	2.65%	Hong Wan	$662,955	$—
Total				662,955	—
			Current	$662,955	$—

In December 2025, Pinmu Century and its shareholder Hong Wan entered into a loan agreement with Bank of Communications as co-borrowers, obtaining a revolving credit facility of approximately $1,429,981 (RMB 10,000,000). Pursuant to the agreement, the credit facility is available for a period of two years, commencing on December 19, 2025, and expiring on December 19, 2027. As of December 31, 2025, the Company has borrowed $662,955 from the bank. The outstanding loan is bearing interest at a rate of 2.65% per annum and matures in December 2026.

Note 10 – Other liabilities

Other liabilities were mainly convertible promissory note. As of December 31, 2025 and 2024, the balance of other liabilities were nil and $2,856,120, respectively. The outstanding balances of December 31, 2024 were converted to common stock on January 24, 2025.

Note 11 – Related party balances and transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025 and 2024:

Name of related Party	Relationship
Beijing Runmei Advertising Co., Ltd (“Runmei”)	Under control of the shareholder of Zhenxi Brand
CRservices Limited (“CRservices”)	Under control of the Chairman of the Board of Directors

Subscription receivable

As of December 31, 2025 and 2024, the balance of subscription receivable were both nil. Net proceeds of $1,184,676 were received on January 10, 2024 for the issuance of common shares to investors on December 28, 2023.

Due from related parties

As of December 31, 2025 and 2024, the balance due from related parties are set out below:

	December 31, 2025	December 31, 2024

Beijing Runmei Advertising Co., Ltd*	$—	$247,328
CRservices**	—	—
Total	$—	$247,328

*	The balance due from Runmei was $247,328 as of December 31, 2024, which was borrowed for working capital use, non-interest bearing and payable upon demand. Following its full settlement on March 28, 2025, the balance due from Runmei was nil as of December 31, 2025.
**	The balance due from CRservices was both nil as of December 31, 2025 and 2024, as the consideration of $1,279 for the disposal of Infobird HK on August 11, 2023, was fully settled on April 10, 2024.

Due from discontinued operations, net

Due from discontinued operations, net consist of the following:

	December 31, 2025	December 31, 2024

Due from discontinued operations	$—	$17,632,181
Less: Allowance for expected credit losses	—	(17,632,181)
Due from discontinued operations, net	$—	$—

Movement of allowance for expected credit losses consist of the following:

	December 31, 2025	December 31, 2024

Beginning balance	$17,632,181	$17,632,181
Write off	(17,632,181)	—
Ending balance	$—	$17,632,181

After the Company disposed the discontinued operation entities, those entities continued in the decline of the scale of operation and in the increase of operating losses, which made the collectability of the receivables in doubt. During the year 2023, the Company totally impaired the balance due from discontinued operations by amount of $17,632,181. Based on an analysis of the discontinued operation entities’ current situation, the Company determined that the due from discontinued operations were uncollectible. Consequently, the amount of $17,632,181 was written off in 2025.

Note 12 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Infobird HK, Inforbird Technologies, and Pure Media are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Infobird HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Tax savings for the years ended December 31, 2025, 2024 and 2023 amounted to $172,098, $72,058, and nil respectively, with the 10% preferential tax rate reduction and additional deduction of 200% of research and development expenses.

The Company’s basic and diluted earnings per shares would have been lower by approximately $0.0, $0.0 and nil per share for the years ended December 31, 2025, 2024 and 2023 respectively, without the preferential tax rate reduction and research and development expenses reduction.

Income tax expenses for the years ended December 31, 2025, 2024 and 2023 amounted to nil, $21,008 and nil, respectively.

Significant components of the provision for income taxes for the continuing operations and discontinued operations are as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Continuing operations:
Current income tax expenses	$—	$21,008	$—
Deferred income tax expenses	—	—	—
Total income tax expenses	$—	$21,008	$—

Discontinued operations:
Current income tax expenses	$—	$—	$—
Deferred income tax expenses	—	—	—
Total income tax expenses	$—	$—	$—

The following table reconciles China statutory rates to the Company’s effective tax rate of continuing operations and discontinued operations:

	For the year ended	For the year ended	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Continuing operations:
China statutory income tax rate	25%	25%	—
Preferential tax rate reduction	(14.2)%	(19.3)%	—
200% deduction on research and development expenses	(2.4)%	(1.0)%	—
Change in valuation allowance	(13.7)%	(4.0)%	—
Permanent difference	(0.5)%	(12.6)%	—
Others	5.8%	6.1%
Effective tax rate	—	(5.8)%	—

Discontinued operations:
China statutory income tax rate	—	—	25%
Preferential tax rate reduction	—	—	(9.6)%
Change in valuation allowance	—	—	(15.3)%
Permanent difference	—	—	(0.1)%
Effective tax rate	—	—	—

Deferred tax assets and liabilities – China

Significant components of deferred tax assets and liabilities of continuing operations were as follows:

	December 31,	December 31,
Deferred tax assets:	2025	2024

Net operating loss carryforward	$151,311	$20,018
Lease liabilities	43,867	59,837
Allowance for doubtful account	(6,624)	—
Deferred tax assets	188,554	79,855

ROU assets	(45,785)	(61,717)
Deferred tax liabilities	(45,785)	(61,717)

Valuation allowance	(142,769)	(18,138)

Deferred tax assets (liabilities), net	$—	$—

The Company had net operating loss (NOL) carryforward of approximately $0.15 million and $0.02 million from the Company’s PRC and Hong Kong subsidiaries as of December 31, 2025 and 2024, respectively. As the Company believes it is more likely than not that its PRC and Hong Kong operations will not be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC and Hong Kong, the Company provided 100% allowance on deferred tax assets net of deferred tax liabilities of approximately $0.14 million and $0.02 million related to PRC and Hong Kong subsidiaries as of December 31, 2025 and 2024, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended December 31, 2025, 2024, and 2023. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve (12) months from December 31, 2025.

Value added tax (“VAT”)

All of the Company’s service revenues that are earned and received in the PRC are subject to Chinese VAT at a rate of 6% of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31, 2025	December 31, 2024

VAT taxes payable	$305,818	$316,105
Income taxes payable	102,986	203,494
Other taxes payable	9,012	9,351
Total taxes payable	$417,816	$528,950

Note 13 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash in bank. As of December 31, 2025 and 2024, $4,994,497 and $3,521,677 were deposited with financial institutions located in the PRC, respectively. Deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $71,000 (RMB 500,000). As of December 31, 2025 and 2024, $4,605,818 and $3,232,446 are over the China deposit insurance limit which is not covered by insurance, respectively. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 800,000 (approximately USD 103,000) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025 and 2024, cash balance of $118,820 and $1,172,048 was maintained at financial institutions in Hong Kong, of which $10,168 and $1,043,310 was subject to credit risk, respectively.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer concentration risk

For the year ended December 31, 2025, two customers accounted for 80.7% and 11.3% of the Company’s total revenues, respectively. For the year ended December 31, 2024, two customers accounted for 71.8% and 26.0% of the Company’s total revenues, respectively. For the year ended December 31, 2023, two customers accounted for 64.3% and 35.7% of the Company’s total revenues, respectively.

As of December 31, 2025, two customers accounted for 86.0% and 11.4% of the total balance of accounts receivable. As of December 31, 2024, two customers accounted for 52.3% and 46.8% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2025, three vendors accounted for 35.3%, 27.7% and 10.2% of the Company’s total purchases. For the year ended December 31, 2024, three vendors accounted for 42.4%, 29.7% and 15.1% of the Company’s total purchases. For the year ended December 31, 2023, none of vendor accounted for more than 10.0% of the Company’s total purchases.

As of December 31, 2025, three vendors accounted for 43.1%, 22.2% and 17.3% of the total balance of accounts payable, respectively. As of December 31, 2024, two vendors accounted for 36.9% and 30.0% of the total balance of accounts payable, respectively.

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

On December 24, 2024, $3,643,500 convertible bonds were converted into common shares at conversion price of US$1.05 for 3,470,000 shares.

On January 24, 2025, $3,360,141 convertible bonds were converted into common shares at conversion price of US$1.2301 for 2,731,600 shares.

As a result, the Company had 5,000,000,000,000 authorized ordinary shares, par value $0.00001 per share, of which 8,188,574 and 5,456,974 shares were issued and outstanding as of December 31, 2025 and 2024, respectively.

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

In connection with the issuance of Unit in February 28, 2023, the Company issued warrants to purchase 5,384,400 ordinary shares at $1.3 per share by negotiated with the investor, with cashless conversion conditions, are exercisable upon issuance and will expire on August 31, 2028 which is five years and 6 months from effective of the issuance date. On May 31, 2023, the purchasers exercised part of the warrants to convert to 499,980 ordinary shares, after consideration of 1-for-5 Share Consolidation in May 2023 under the cashless considerations. As of December 31, 2024, the Company had warrants to purchase 3,606 ordinary shares outstanding with an exercise price of $1,040 per share ((Upon the 1-for-5 Share Consolidation On September 9, 2022, 1-for-5 Share Consolidation in May 2023, 1-for-20 Share Consolidation in November 2023 and 1-for-8 Share Consolidation in March 2024, the warrants have been retroactively restated) and remaining lives of 2.67 years.

Following is a summary of the status of warrants outstanding and exercisable as of December 31, 2025:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2023, 2024 and 2025	3,762	$1,661.4

Warrants exercisable, as of December 31, 2025	3,762	$1,661.4

Share-based compensation

During the year ended December 31, 2021, the Company granted 70,000 ordinary shares to two consulting firms based on grant date fair value of $150,600 to be amortized over stated services period. For the year ended December 31, 2025, 2024, and 2023, all of share-based compensation expenses amounted to nil. As of December 31, 2025, the share-based compensations had been fully amortized by the Company.

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

As a result of the foregoing restrictions, the Infobird PRC entities are subject to limitations on their ability to transfer assets to the Company. In addition, PRC foreign exchange controls and other applicable regulations may further restrict the ability of these entities to remit funds to the Company in the form of dividends, loans, or advances. As of December 31, 2025 and 2024, the amounts subject to such restrictions primarily consisted of the paid-in capital, registered capital, and statutory reserves of the Infobird PRC entities, which amounted to $1.5 million as of each respective date.

Statutory reserves

During the years ended December 31, 2025, 2024 and 2023, Infobird PRC entities did not attribute any retained earnings for their statutory reserves.

Note 15 – Commitments and contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Operating Lease Commitment

The Company leases office space under non-cancelable operating lease agreements, which end at various dates in 2027. The Company does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Company’s leases over 1 year qualify as operating leases. As of December 31, 2025, the Company’s operating leases had a weighted average remaining lease term of 1.5 years and a weighted average discount rate of 3.66%. Future lease payments under operating leases as of December 31, 2025 were as follows:

December 31, 2025

2026	$268,275
2027	104,725
Total undiscounted lease payments	$373,000
Less imputed interest	9,172
Total lease liabilities	$363,828

For the years ended December 31, 2025, 2024 and 2023, the Company had operating lease costs of $263,770, $3,739, and nil. Cash paid for amounts included in the measurement of operating lease liabilities were $223,073, $121,951, and nil during the years ended December 31, 2025, 2024 and 2023, respectively.

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

Disaggregated information of revenues from discontinued operations by business lines are as follows:

	For the year ended December 31,
	2025	2024	2023

Standard cloud-based services	$—	$—	$879,873
BPO services	—	—	1,092,397
Business integration services	—	—	422,605
Other revenues	—	—	194,948
Total revenues	$—	$—	$2,589,823

Disaggregated information of revenues from continuing operations by business lines are as follows:

	For the year ended December 31,
	2025	2024	2023

Business integration services	$—	$20,000	$280,000
Digital advertising and marketing campaign services	8,706,740	1,417,848	—
Total revenues	$8,706,740	$1,437,848	$280,000

Disaggregated information of revenues by geography are as follows:

	For the year ended December 31,
	2025	2024	2023

Mainland China	$8,706,740	$1,417,848	$2,589,823
Outside Mainland China	—	20,000	280,000
Total revenues	$8,706,740	$1,437,848	$2,869,823

Note 17 – Subsequent Events

The following subsequent events were evaluated on April 2, 2026, the date the financial statements were issued.

During the period from January 1, 2026 to April 2, 2026, the Company withdrew additional $634,237 (RMB 4,435,280) from the loan mentioned in Note 9. The maturity date of the loan is 12 months, with an interest rate of 2.65% per annum.

On March 27, 2026, the Company obtained a loan from Bank of China of $1,429,981 (RMB 10,000,000), which is guaranteed by Hong Wan. The loan bears an interest rate of 2.24% per annum and matures on March 26, 2027.

On March 16, 2026, the Company entered into a borrowing agreement with a third party, pursuant to which the Company provides a loan facility of $4,289,943 (RMB 30,000,000) to the third party. As of April 2, 2026, the balance of loan lent to the third party is $4,146,945 (RMB 29,000,000).