Form 20-F/A
period 2025-12-31
Infobird Co., Ltd
filed 2026-06-12
CIK 1815566

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

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on April 2, 2026. The purpose of this Form 20-F/A is to amend our audited 2025 financial statements to correct identified accounting errors related to the 2025 financial statements. We amended the following items and/or pages: (1)  pages xv, 84, 86, 87, 88, F-2, F-4, F-5, F-6, F-7, F-15, F-24, F-25, and F-37; (2) the text of the Section 302 certifications attached as Exhibits 12.1 and 12.2 to the Annual Report; (3) the text of Section 906 certification attached as Exhibit 13.1 and 13.2 to the Annual Report; and (4) the text of Exhibits 23.1 and 23.2 to the Annual Report.

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

 UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2025

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Consolidated total
Assets
Current assets:
Cash	$112,953	$—	$90,566	$—	$3,641	$4,906,157	$—	$5,113,317
Accounts receivable, net	—	—	—	—	—	3,453,879	—	3,453,879
Notes receivables, net	—	—	—	—	—	533,068	—	533,068
Other receivables, net	1,841,571	—	11,440	—	—	234,607	(1,838,208)	249,410
Due from related parties	—	—	—	—	—	4,003,947	(4,003,947)	—
Prepayments	1,440	—	—	—	—	227,105	—	228,545
Total current assets	1,955,964	—	102,006	—	3,641	13,358,763	(5,842,155)	9,578,219

Other assets:
Property and equipment, net	—	—	637,041	—	—	—	—	637,041
Right-of-use assets	—	—	108,346	—	—	269,115	—	377,461
Long-term investment	65,737,818	—	—	—	—	—	(65,737,818)	—
Investment in subsidiaries	7,752,421	—	—	8,881,614	—	—	(16,634,035)	—
Controlling financial interests in VIEs	—	—	—	—	8,877,973	—	(8,877,973)	—
Goodwill	—	—	—	—	—	—	12,559,378	12,559,378
Total other assets	73,490,239	—	745,387	8,881,614	8,877,973	269,115	(78,690,448)	13,573,880

Total Assets	$75,446,203	$—	$847,393	$8,881,614	$8,881,614	$13,627,878	$(84,532,603)	$23,152,099

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable	$—	$—	$—	$—	$—	$3,318,162	$—	$3,318,162
Short-term loans	—	—	—	—	—	662,955	—	662,955
Other payables and accrued liabilities	64,259	—	1,869,349	—	—	84,837	(1,838,208)	180,237
Contract liabilities	—	—		—	—	9,544	—	9,544
Taxes payable	—	—	163	—	—	417,653	—	417,816
Lease liabilities - current	—	—	70,739	—	—	189,189	—	259,928
Total current liabilities	64,259	—	1,940,251	—	—	4,682,340	(1,838,208)	4,848,642

Other liabilities:
Lease liabilities - noncurrent	—	—	36,335	—	—	67,565	—	103,900
Total other liabilities	—	—	36,335	—	—	67,565	—	103,900
Total Liabilities	$64,259	$—	$1,976,586	$—	$—	$4,749,905	$(1,838,208)	$4,952,542

Commitments and contingencies	—	—	—	—	—	—	—	—

Shareholders’ equity	—	—	—	—	—	—	—	—
Total equity	$75,381,944	$—	$(1,129,193)	$8,881,614	$8,881,614	$8,877,973	$(82,694,395)	$18,199,557

Total liabilities and equity	$75,446,203	$—	$847,393	$8,881,614	$8,881,614	$13,627,878	$(84,532,603)	$23,152,099

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2025

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Total
Revenues	$—	$—	$—	$—	$—	$8,706,740	$—	$8,706,740
Cost of revenues	—	—	—	—	—	6,138,198	—	6,138,198

Gross profit	—	—	—	—	—	2,568,542	—	2,568,542

Operating expenses:
Selling	—	—	—	—	—	1,504,483	—	1,504,483
General and administrative	769,210	—	478,659	—	1,127	1,363,679	—	2,612,675
Research and development	—	—	—	—	—	97,518	—	97,518
Impairment of goodwill	—	—	—	—	—	—	51,186,782	51,186,782
Total operating expenses	769,210	—	478,659	—	1,127	2,965,680	51,186,782	55,401,458

Loss from operations	(769,210)	—	(478,659)	—	(1,127)	(397,138)	(51,186,782)	(52,832,916)

Other income (expense):
Interest income	1,202	—	53	—	5,874	12,836	—	19,965
Interest expense	(504,021)	—	—	—	—	(95)	—	(504,116)
Loss from subsidiaries	(980,868)	—	—	(564,364)	—	—	1,545,232	—
Loss from VIEs	—	—	—	—	(568,969)	—	568,969	—
Other income (expense), net	—	—	62,102	—	—	(202,169)	(167,962)	(308,029)
Total other income (expense), net	(1,483,687)	—	62,155	(564,364)	(563,095)	(189,428)	1,946,239	(792,180)

Income (loss) before income taxes	(2,252,897)	—	(416,504)	(564,364)	(564,222)	(586,566)	(49,240,543)	(53,625,096)

Income tax expense	—	—	—	—	—	—	—	—

Net income (loss)	(2,252,897)	—	(416,504)	(564,364)	(564,222)	(586,566)	(49,240,543)	(53,625,096)

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2025

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Total
Net cash provided by operating activities	$(730,979)	$—	$(244,858)	$—	$5,525	$616,540	$(167,962)	$(521,734)

Net cash provided by investing activities	—	—	—	—	—	—	—	—

Cash flows from financing activities:
Net proceeds from short-term loans	—	—	—	—	—	645,024	—	645,024
Net proceeds (payments) from intercompany	180,000	—	268,523	—	(510,000)	—	61,477	—
Net cash provided by financing activities	180,000	—	268,523	—	(510,000)	645,024	61,477	645,024

Net increase (decrease) in cash and cash equivalents	(550,979)	—	23,665	—	(504,475)	1,261,564	(106,485)	123,290

Effect of exchange rate changes on cash & cash equivalents	—	—	3,330	—	—	186,487	106,485	296,302

Cash and cash equivalents-beginning of Period	663,932	—	63,571	—	508,116	3,458,106	—	4,693,725
Cash and cash equivalents-ending of Period	$112,953	$—	$90,566	$—	$3,641	$4,906,157	$—	$5,113,317

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Convertible promissory notes converted to ordinary shares	$3,360,141	$—	$—	$—	$—	$—	$—	$5,935,095

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2024

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Consolidated total
Assets
Current assets:
Cash	$663,932	$—	$63,571	$—	$508,116	$3,458,106	$—	$4,693,725
Accounts receivable, net	—	—	—	—	—	3,859,493	—	3,859,493
Notes receivables, net	—	—	—	—	—	928,856	—	928,856
Other receivables, net	2,020,452	—	10,960	—	778	133,970	(2,018,208)	147,952
Due from related parties	—	—	—	—	—	4,083,312	(3,835,984)	247,328
Prepayments	—	—	—	—	—	167,173	—	167,173
Total current assets	2,684,384	—	74,531	—	508,894	12,630,910	(5,854,192)	10,044,527

Other assets:
Property and equipment, net	—	—	781,624	—	—	—	—	781,624
Right-of-use assets	—	—	166,255	—	—	350,188	—	516,443
Long-term investment	65,737,818	—	—	—	—	—	(65,737,818)	—
Investment in subsidiaries	8,398,809	—	—	9,082,025	—	—	(17,480,834)	—
Controlling financial interests in VIEs	—	—	—	—	9,083,131	—	(9,083,131)	—
Goodwill	—	—	—	—	—	—	62,435,299	62,435,299
Total other assets	74,136,627	—	947,879	9,082,025	9,083,131	350,188	(29,866,484)	63,733,366

Total Assets	$76,821,011	$—	$1,022,410	$9,082,025	$9,592,025	$12,981,098	$(35,720,676)	$73,777,893

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable	$—	$—	$—	$—	$—	$2,787,656	$—	$2,787,656
Other payables and accrued liabilities	24,671	—	1,536,888	—	510,000	207,558	(2,018,208)	260,909
Contract liabilities	—	—		—	—	37,316	—	37,316
Taxes payable	—	—	777	—	—	528,173	—	528,950
Lease liabilities - current	—	—	65,379	—	—	133,818	—	199,197
Total current liabilities	24,671	—	1,603,044	—	510,000	3,694,521	(2,018,208)	3,814,028

Other liabilities:
Lease liabilities - noncurrent	—	—	102,582	—	—	203,446	—	306,028
Other liabilities	2,856,120	—	—	—	—	—	—	2,856,120
Total other liabilities	2,856,120	—	102,582	—	—	203,446	—	3,162,148
Total Liabilities	$2,880,791	$—	$1,705,626	$—	$510,000	$3,897,967	$(2,018,208)	$6,976,176

Commitments and contingencies	—	—	—	—	—	—	—	—

Shareholders’ equity	—	—	—	—	—	—	—	—
Total equity	$73,940,220	$—	$(683,216)	$9,082,025	$9,082,025	$9,083,131	$(33,702,468)	$66,801,717

Total liabilities and equity	$76,821,011	$—	$1,022,410	$9,082,025	$9,592,025	$12,981,098	$(35,720,676)	$73,777,893

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2024

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Total
Revenues	$—	$—	$20,000	$—	$—	$1,417,848	$—	$1,437,848
Cost of revenues	—	—	18,400	—	—	826,836	—	845,236

Gross profit	—	—	1,600	—	—	591,012	—	592,612

Operating expenses:
Selling	—	—	—	—	—	438,596	—	438,596
General and administrative	1,058,757	—	653,950	—	3,328	157,611	—	1,873,646
Research and development	—	—	—	—	—	15,074	—	15,074
Total operating expenses	1,058,757	—	653,950	—	3,328	611,281	—	2,327,316

Loss from operations	(1,058,757)	—	(652,350)	—	(3,328)	(20,269)	—	(1,734,704)

Other income (expense):
Interest income	192,294	—	103	—	1,361	6,772	—	200,530
Interest expense	(546,525)	—	—	—	—	—	—	(546,525)
Loss from subsidiaries	(714,841)	—	—	(45,753)	—	—	760,594	—
Loss from VIEs	—	—	—	—	(45,244)	—	45,244	—
Other income (expense), net	—	—	(16,841)	—	—	(12,138)	30,191	1,212
Total other income (expense), net	(1,069,072)	—	(16,738)	(45,753)	(43,883)	(5,366)	836,029	(344,783)

Income (loss) before income taxes	(2,127,829)	—	(669,088)	(45,753)	(47,211)	(25,635)	836,029	(2,079,487)

Income tax expense	—	—	—	—	—	21,008	—	21,008

Net income (loss)	(2,127,829)	—	(669,088)	(45,753)	(47,211)	(46,643)	836,029	(2,100,495)

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2024

	Parent	Singapore	HK and its subsidiaries	Pure Tech	Primary Beneficiary of VIE-Pure Media	VIEs	Eliminating adjustments	Total
Net cash provided by operating activities	$3,855,020	$—	$(412,373)	$—	$(1,884)	$(219,065)	$30,190	$3,251,888

Cash flows from investing activities:
Cash deposit in escrow account	(5,114,000)	—	—	—	—	—	—	(5,114,000)
Cash received from escrow account	5,000,000	—	—	—	—	—	—	5,000,000
Loan to third party	(7,500,000)	—	—	—	—	—	—	(7,500,000)
Cash proceeds from acquisition Pure Tech	—	—	—	—	—	—	4,212,977	4,212,977
Acquisitions of property, plant and equipment	—	—	(768,803)	—	—	—	—	(768,803)
Long-term investment in equity	—	—	(100,060)	—	—	—	—	(100,060)
Net cash provided by investing activities	(7,614,000)	—	(868,863)	—	—	—	4,212,977	(4,269,886)

Cash flows from financing activities:
Net proceeds (payments) from intercompany	(1,322,425)	—	1,341,023	—	—	—	(18,598)	—
Net proceeds from issuance of ordinary shares	5,697,396	—	—	—	—	—	—	5,697,396
Net cash provided by financing activities	4,374,971	—	1,341,023	—	—	—	(18,598)	5,697,396

Net increase (decrease) in cash and cash equivalents	615,991	—	59,787	—	(1,884)	(219,065)	4,224,569	4,679,398

Effect of exchange rate changes on cash & cash equivalents	—	—	(934)	—	—	(25,806)	(11,592)	(38,332)

Cash and cash equivalents-beginning of Period	47,941	—	4,718	—	510,000	3,702,977	(4,212,977)	52,659
Cash and cash equivalents-ending of Period	$663,932	$—	$63,571	$—	$508,116	$3,458,106	$—	$4,693,725

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Third parties paid for consideration for Pure Media	$59,784,723	$—	$—	$—	$—	$—	$—	$59,784,723
Escrow account transit to Pure Tech before acquiring	$510,000	$—	$—	$—	$—	$—	$—	$510,000
Acquisition of Pure Tech by issuing convertible promissory notes	$5,935,095	$—	$—	$—	$—	$—	$—	$5,935,095
Convertible promissory notes converted to ordinary shares	$3,643,500	$—	$—	$—	$—	$—	$—	$5,935,095

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

Impact of Foreign Currency Fluctuation

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Results of Operations

Comparison of Years Ended December 31, 2025 and 2024 and Comparison of Years Ended December 31, 2024 and 2023

	For the Years Ended December 31,		2025 Change	For the Years Ended December 31,		2024 Change
	2025	2024	%	2024	2023	%

Revenues	$8,706,740	$1,437,848	505.5%	$1,437,848	$280,000	413.5%
Cost of revenues	6,138,198	845,236	626.2%	845,236	125,271	574.7%
Gross profit	2,568,542	592,612	333.4%	592,612	154,729	283.0%
Selling expenses	1,504,483	438,596	243.0%	438,596	—	100.0%
General and administrative expenses	2,612,675	1,873,646	39.4%	1,873,646	3,311,155	(43.4)%
Research and development expenses	97,518	15,074	546.9%	15,074	—	100.0%
Impairment of goodwill	51,186,782	—	100.0%	—	—	—%
Loss from operations	(52,832,916)	(1,734,704)	2945.6%	(1,734,704)	(3,156,426)	(45.0)%
Other income (expense), net	(792,180)	(344,783)	129.8%	(344,783)	(18,282,360)	(98.1)%
(Benefit)/Provision for income taxes	—	21,008	(100.0)%	21,008	—	100.0%
Net loss from continuing operations	$(53,625,096)	$(2,100,495)	2453.0%	$(2,100,495)	$(21,438,786)	(90.2)%
Net income (loss) income from discontinued operations	—	—	—%	—	18,570,629	(100.0)%
Net loss	$(53,625,096)	$(2,100,495)	2453.0%	$(2,100,495)	$(2,868,157)	(26.8)%

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

Impairment of goodwill

The Company recognized an impairment loss on goodwill of $51,186,782 during the year ended December 31, 2025 due to the assessment of the operating results and the decrease of birth rate in China. For the years ended December 31, 2024 and 2023, impairment of goodwill were both nil.

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

Net loss from continuing operations

Our net loss from continuing operations was approximately $53.6 million for the year ended December 31, 2025, increased by $51.5 million, or 2,453.0%, from net loss from continuing operations of approximately $2.1 million for the year ended December 31, 2024. Such change was the result of the combination of the changes as discussed above.

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

Net loss

Our net loss was approximately $53.6 million for the year ended December 31, 2025, increased by $51.5 million, or 2,453.0%, from net loss of approximately $2.1 million for the year ended December 31, 2024. Such change was the result of the combination of the changes as discussed above.

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

Operating activities

Net cash provided by operating activities from continuing operations was approximately $0.5 million for the year ended December 31, 2025, which was primarily attributable to net loss from continuing operations of approximately $53.6 million and various non-cash items of approximately $52.1 million, such as impairment of goodwill and imputed interest expense. The cash inflows were also attributable to the decrease of notes receivable by amount of $0.4 million, increase of accounts payable by amount of $0.4 million.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Infobird Co., Ltd and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant currently in effect, adopted by way of a special resolution passed on February 20, 2024 with effect from May 2, 2024
4.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234)) filed with the Securities and Exchange Commission on March 15, 2021)
4.3	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-251234)), originally filed with the Securities and Exchange Commission on December 9, 2020, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 30, 2021)
4.6	Convertible Promissory Note dated December 20, 2024 (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on December 20, 2024)
10.1	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.6 of Amendment No. 3 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on March 15, 2021)
10.2	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.3	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.4	Form of Independent Director Agreement between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.5	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on December 9, 2020)
10.6	Form of Securities Purchase Agreement by and between the Purchaser and the registrant, dated as of November 25, 2022 (incorporated by reference to Exhibit 4.11 from our report on Form 20-F (File No. 001-40301) filed with the Securities and Exchange Commission on May 1, 2023)
10.7	Form of Securities Purchase Agreement by and between the registrant and certain purchasers (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
10.8	Placement Agency Agreement by and between Maxim Group LLC and the registrant (incorporated by reference to Exhibit 99.5 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on February 28, 2023)
10.9	Form of Securities Purchase Agreement, dated as of July 24, 2023, by and between Infobird Co., Ltd and the purchasers (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on July 28, 2023)
10.10	Form of Securities Purchase Agreement, dated as of August 3, 2023, by and between Infobird Co., Ltd and the purchasers (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on August 4, 2023)
10.11	English Translation of the Equity Transfer Agreement dated August 11, 2023, by and between Infobird Co., Ltd and CRservices Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on August 17, 2023)

10.12	Form of Securities Purchase Agreement, dated as of December 22, 2023, by and between Infobird Co., Ltd and the Investor (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on December 22, 2023)
10.13	Form of Equity Acquisition Agreement, dated as of June 28, 2024, by and between Infobird Co., Ltd and Shangri-La Trading Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on July 1, 2024)
10.14	Form of Amendment No. 1 to Equity Acquisition Agreement, dated July 31, 2024, by and between Infobird Co., Ltd and Shangri-La Trading Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on August 2, 2024)
10.15	Form of Equity Acquisition Agreement, dated December 6, 2024, by and between Infobird Co., Ltd and One One Business Limited (incorporated by reference to Exhibit 10.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on December 6, 2024)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-251234) filed with the Securities and Exchange Commission on January 12, 2021)
16.1	Letter from WWC, P.C. (incorporated by reference to Exhibit 16.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on June 3, 2024)
19.1	Insider trading policy (incorporated by reference to Exhibit 19.1 from our report on Form 20-F (File No. 001-40301) filed with the Securities and Exchange Commission on July 11, 2024)
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 from our report on Form 20-F (File No. 001-40301) filed with the Securities and Exchange Commission on April 2, 2026)
23.1*	Consent of Assentsure PAC, Independent Registered Public Accounting Firm
23.2*	Consent of Audit Alliance LLP, Independent Registered Public Accounting Firm
97.1	Clawback Policy (incorporated by reference to Exhibit 99.1 from our report on Form 6-K (File No. 001-40301) filed with the Securities and Exchange Commission on October 24, 2023)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOBIRD CO., LTD

By:	/s/ Xiangyang Wen
Xiangyang Wen
Chief Executive Officer

Date: June 12, 2026

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

Restatement of 2025 Financial Statements

As discussed in Note 4 to the consolidated financial statements, the 2025 consolidated financial statements have been restated to correct a misstatement.

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

April 2, 2026, except for Note 2, 4, 5, and 18 which are dated June 12, 2026

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

/s/ Audit Alliance LLP

Singapore

April 10, 2025

PCAOB ID Number 3487

We served as the Company’s auditor from 2024 to 2026.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
	(Restated)

ASSETS
CURRENT ASSETS
Cash	$5,113,317	$4,693,725
Accounts receivable, net	3,453,879	3,859,493
Notes receivables, net	533,068	928,856
Other receivables, net	249,410	147,952
Due from related parties	—	247,328
Prepayments	228,545	167,173
Total current assets	9,578,219	10,044,527

OTHER ASSETS
Property and equipment, net	637,041	781,624
Right-of-use assets	377,461	516,443
Goodwill	12,559,378	62,435,299
Total other assets	13,573,880	63,733,366

Total assets	$23,152,099	$73,777,893

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$3,318,162	$2,787,656
Short-term loans	662,955	—
Other payables and accrued liabilities	180,237	260,909
Contract liabilities	9,544	37,316
Taxes payable	417,816	528,950
Lease liabilities - current	259,928	199,197
Total current liabilities	4,848,642	3,814,028

OTHER LIABILITIES
Lease liabilities - noncurrent	103,900	306,028
Other liabilities	—	2,856,120
Total other liabilities	103,900	3,162,148

Total liabilities	$4,952,542	$6,976,176

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.00001 par value, 5,000,000,000,000 shares authorized, 8,188,574 and 5,456,974 issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	$82	$55
Additional paid-in capital	94,899,354	91,539,240
Accumulated deficits	(78,775,516)	(26,703,478)
Accumulated other comprehensive income (loss)	1,548,392	(63,634)
Total shareholders’ equity attributable to Infobird Co., Ltd	17,672,312	64,772,183

Non-controlling interests	527,245	2,029,534
Total equity	18,199,557	66,801,717

Total liabilities and equity	$23,152,099	$73,777,893

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(LOSS)

	For the Years Ended
	December 31,	December 31,	December 31,
	2025	2024	2023
	(Restated)

REVENUES	$8,706,740	$1,437,848	$280,000
COST OF REVENUES	6,138,198	845,236	125,271

GROSS PROFIT	2,568,542	592,612	154,729

OPERATING EXPENSES:
Selling	1,504,483	438,596	—
General and administrative	2,612,675	1,873,646	3,311,155
Research and development	97,518	15,074	—
Impairment of goodwill	51,186,782	—	—
Total operating expenses	55,401,458	2,327,316	3,311,155

LOSS FROM OPERATIONS	(52,832,916)	(1,734,704)	(3,156,426)

OTHER INCOME (EXPENSE)
Interest income	19,965	200,530	1,366
Interest expense	(504,116)	(546,525)	(736,941)
Impairment of due from discontinued operations	—	—	(17,632,181)
Other (expense) income, net	(308,029)	1,212	85,396
Total other expense, net	(792,180)	(344,783)	(18,282,360)

LOSS BEFORE INCOME TAX EXPENSES	(53,625,096)	(2,079,487)	(21,438,786)

INCOME TAX EXPENSE	—	21,008	—

NET LOSS FROM CONTINUING OPERATIONS	(53,625,096)	(2,100,495)	(21,438,786)

DISCONTINUED OPERATIONS
Loss from discontinued operations, net of applicable income taxes	—	—	(4,287,657)
Net gain on sale of discontinued operations, net of applicable income taxes	—	—	22,858,286
NET PROFIT FROM DISCONTINUED OPERATIONS	$—	$—	$18,570,629

NET LOSS	(53,625,096)	(2,100,495)	(2,868,157)

Less: Net loss attributable to non-controlling interest from continuing operations	(1,553,058)	(1,458)	—
Net loss attributable to non-controlling interest from discontinued operations	—	—	(291,626)

NET LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	(52,072,038)	(2,099,037)	(2,576,531)

NET LOSS	(53,625,096)	(2,100,495)	(2,868,157)

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	1,662,795	(64,314)	393,604

TOTAL COMPREHENSIVE LOSS	(51,962,301)	(2,164,809)	(2,474,553)

Less: Comprehensive income (loss) attributable to non-controlling interests from continuing operations	(1,502,289)	(3,594)	—
Comprehensive loss attributable to non-controlling interests from discontinued operations	—	—	(282,920)

COMPREHENSIVE LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	$(50,460,012)	$(2,161,215)	$(2,191,633)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	8,016,446	1,995,629	393,572

(LOSS) EARNING PER SHARE - BASIC AND DILUTED
Continuing operations	$(6.50)	$(1.05)	$(54.47)
Discontinued operations	$—	$—	$47.93

The accompanying notes are an integral part of these consolidated financial statements.

INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Retained earnings		Accumulated
				Additional	(accumulated deficit)		other	Non-
	Ordinary shares		Subscription	paid-in	Statutory		comprehensive	controlling
	Shares	Amounts	receivable	Capital	reserves	Unrestricted	income (loss)	interests	Total
BALANCE, January 1, 2023	23,867	$—	$—	$33,832,743	$449,136	$(28,066,415)	$361,655	$(75,437)	$6,501,682
Net loss attributable to Infobird Co., Ltd	—	—	—	—	—	(2,576,531)	—	—	(2,576,531)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(291,626)	(291,626)
Issued ordinary shares under F3, net of issuance costs	4,808	—	—	4,522,313	—	—	—	—	4,522,313
Warrants convert to ordinary shares	3,125	—	—	—	—	—	—	—	—
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2023	77	—	—	—	—	—	—	—	—
Issued ordinary shares under F3, net of issuance costs	826,396	8	—	44,999,992	—	—	—	—	45,000,000
CB convert to ordinary shares, net of issuance costs	34,688	—	—	2,775,000	—	—	—	—	2,775,000
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2023	4,179	—	—	—	—	—	—	—	—
CB convert to ordinary shares, net of issuance costs	168,623	2	—	909,701	—	—	—	—	909,703
Issued ordinary shares under F3, net of issuance costs	215,000	2	(1,184,676)	1,184,674	—	—	—	—	—
Additional ordinary shares of round up adjustment due to retroactive effect of Share Consolidation in 2024	62,236	1	—	(1)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	384,898	8,706	393,604
Deconsolidation of discontinued operations	—	—	—	(4,841,360)	(449,136)	6,038,505	(748,009)	358,357	358,357
BALANCE, December 31, 2023	1,342,999	$13	$(1,184,676)	$83,383,062	$—	$(24,604,441)	$(1,456)	$—	$57,592,502
Net loss attributable to Infobird Co., Ltd	—	—	—	—	—	(2,099,037)	—	—	(2,099,037)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	(1,458)	(1,458)
Received subscription receivable	—	—	1,184,676	—	—	—	—	—	1,184,676
Issued ordinary shares due to the commitment	58,975	1	—	(1)	—	—	—	—	—
Issued ordinary shares under F3, net of issuance costs	585,000	6	—	4,512,714	—	—	—	—	4,512,720
CB convert to ordinary shares, net of issuance costs	3,470,000	35	—	3,643,465	—	—	—	—	3,643,500
Foreign currency translation adjustment	—	—	—	—	—	—	(62,178)	(2,136)	(64,314)
Non-controlling interest from acquisition	—	—	—	—	—	—	—	2,033,128	2,033,128
BALANCE, December 31, 2024	5,456,974	$55	$—	$91,539,240	$—	$(26,703,478)	$(63,634)	$2,029,534	$66,801,717
Net loss attributable to Infobird Co., Ltd (Restated)	—	—	—	—	—	(52,072,038)	—	—	(52,072,038)
Net loss attributable to non-controlling interests (Restated)	—	—	—	—	—	—	—	(1,553,058)	(1,553,058)
CB convert to ordinary shares, net of issuance costs	2,731,600	27	—	3,360,114	—	—	—	—	3,360,141
Foreign currency translation adjustment (Restated)	—	—	—	—	—	—	1,612,026	50,769	1,662,795
BALANCE, December 31, 2025 (Restated)	8,188,574	82	—	94,899,354	—	(78,775,516)	1,548,392	527,245	18,199,557

The accompanying notes are an integral part of these consolidated financial statements.

 INFOBIRD CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,	December 31,
	2025	2024	2023
	(Restated)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(53,625,096)	$(2,100,495)	$(2,868,157)
Net profit from discontinued operations	—	—	18,570,629
Net loss from continuing operations	(53,625,096)	(2,100,495)	(21,438,786)
Adjustments to reconcile net loss to net cash provided by operating activities:
Impairment of goodwill	51,186,782	—	—
Depreciation and amortization	173,971	75,985	—
Right-of-use assets depreciation	238,559	37,025	—
Gain of investment	—	—	(84,634)
Interest income	—	(169,726)	—
Allowance for (recovery from) expected credit losses	(42,966)	—	19,520,843
Imputed interest expense	504,021	546,525	736,941
Change in operating assets and liabilities
Accounts receivable	602,031	(83,703)	(180,000)
Notes receivables	424,654	—	—
Other receivables	(92,549)	4,892,315	(323,235)
Due from a related party	251,175	—	—
Prepayments	(52,629)	(26,539)	(10,367)
Accounts payable	397,399	95,838	—
Other payables and accrued liabilities	(87,381)	55,226	61,846
Contract liabilities	(28,611)	(72,766)	—
Taxes payable	(130,663)	38,386	583
Lease liabilities	(240,431)	(36,183)	—
Due from discontinued operations	—	—	(3,618,253)
Net cash (used in) provided by operating activities from continuing operations	(521,734)	3,251,888	(5,335,062)
Net cash provided by operating activities from discontinued operations	—	—	2,615,101
Net cash (used in) provided by operating activities	(521,734)	3,251,888	(2,719,961)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash deposit in escrow account	—	(5,114,000)	(47,387,762)
Cash received from escrow account	—	5,000,000	—
Loan to third party	—	(7,500,000)	—
Cash proceeds from acquisition Pure Tech	—	4,212,977	—
Acquisitions of property, plant and equipment	—	(768,803)	—
Long-term investment in equity	—	(100,060)	—
Net cash used in investing activities from continuing operations	—	(4,269,886)	(47,387,762)
Net cash provided by investing activities from discontinued operations	—	—	14,054
Net cash used in investing activities	—	(4,269,886)	(47,373,708)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock under F3	—	5,697,396	49,522,314
Net proceeds from issuance of convertible bonds	—	—	2,947,762
Net proceeds from short-term loans	645,024	—	—
Refunds from escrow	—	—	96,932
Net cash provided by financing activities from continuing operations	645,024	5,697,396	52,567,008
Net cash used in financing activities from discontinued operations	—	—	(2,997,269)
Net cash provided by financing activities	645,024	5,697,396	49,569,739

EFFECT OF EXCHANGE RATE CHANGES	296,302	(38,332)	(28,715)

NET CHANGE IN CASH	419,592	4,641,066	(552,645)

CASH, beginning of year	4,693,725	52,659	1,038,819

CASH, end of year	$5,113,317	$4,693,725	$486,174

LESS: CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM DISCONTINUED OPERATIONS	—	—	433,515

CASH, CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS	$5,113,317	$4,693,725	$52,659

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Third parties paid for consideration for Pure Tech	$—	$59,784,723	$—
Escrow account transit to Pure Media before acquiring	$—	$510,000	$—
Acquisition of Pure Tech by issuing convertible promissory notes	$—	$5,953,095	$—
Convertible promissory notes converted to ordinary shares	$3,360,141	$3,643,500	$—

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

Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meet the criteria in paragraph 205-20-45-1E to be classified as discontinued operations. When all of the criteria to be classified as discontinued operations are met, including management having the authority to approve the action and committing to a plan to sell the entity or the components, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from the balances of the continuing operations. At the same time, the results of discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. See Note 6 – Discontinued operations.

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

The Company identified indicators that the carrying value of the reporting unit may not be recoverable and therefore performed a quantitative goodwill impairment assessment. These indicators included:

●A significant decline in expected future revenue and profitability of the reporting unit compared with the assumptions utilized in the acquisition valuation;

●Lower-than-expected advertising and marketing spending by the reporting unit's largest customers, which are primarily participants in the infant formula industry in mainland China;

●Continued declines in birth rates in mainland China, which negatively affected advertising demand from customers serving the infant and maternal products market;

●Increased customer concentration risk and reduced revenue generated per customer, despite growth in the overall number of customers served; and

●The need for a longer-than-anticipated transition period to diversify the reporting unit's customer base into industries less affected by demographic trends.

As a result of these developments, management revised its financial projections and concluded that the fair value of the reporting unit had declined below its carrying amount. Accordingly, the Company recognized a goodwill impairment charge of $51,186,782 during the year ended December 31, 2025.

The Company performed its annual goodwill impairment test for the Pure Tech reporting unit as of December 31, 2025. The fair value of the reporting unit was estimated using an income approach based on a discounted cash flow ("DCF") analysis, which incorporates significant management estimates and assumptions. The significant assumptions utilized in the DCF analysis were as follows:

●Weighted-average cost of capital ("WACC"): 14.5%

●Terminal growth rate: 2.0%

●Projected revenue compound annual growth rate: 16.6% over the 5-year forecast period

●Projected EBITDA margin in the terminal year: 14.2%

Based on the results of the impairment test, the Company recognized a goodwill impairment charge of $51,186,782 during the year ended December 31, 2025.

Management believes the assumptions used in the impairment analysis are reasonable and consistent with the assumptions that market participants would use in estimating the fair value of the reporting unit. However, changes in future operating results, market conditions, discount rates, or other valuation assumptions could result in additional impairment charges in future periods.

The Company also considered its market capitalization as part of its overall assessment of fair value. However, management determined that market capitalization was not the most representative measure of fair value because the Company's ordinary shares experienced limited trading volume and significant volatility during the period. In addition, the Company's market capitalization reflected factors unrelated to the operating performance of the reporting unit, including the Company's holding company structure, limited public float, and investor sentiment toward U.S.-listed China-related issuers generally. Accordingly, management placed greater reliance on the DCF analysis in determining the fair value of the reporting unit.

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

All of non-controlling interests were from continuing operation entities, which consist of the following:

	December 31,	December 31,
Non-controlling	2025	2024
	(Restated)

Pure Tech	$527,245	$2,033,128
Total	$527,245	$2,033,128

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

Note 4 – Restatement of Previously Issued Consolidated Financial Statement

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2025, the Company identified an error in the measurement of goodwill impairment related to a foreign operation. The error resulted from an incorrect application of foreign currency translation adjustments within other comprehensive income (OCI) when calculating the carrying amount of the reporting unit, which was also impact non-controlling interest.

As a result, goodwill impairment loss was overstated by $3,578,292, OCI was correspondingly overstated by $3,578,292, and NCI was correspondingly overstated by $1,642,951 for the year ended December 31, 2025. Of the total $3,578,292 OCI adjustment, $3,470,944 is reflected in the Company’s accumulated other comprehensive income and $107,348 is reflected in non-controlling interests. This error had no impact on Company’s liquidity position.

The Company’s management and its Audit Committee concluded that this error was material to the previously issued 2025 consolidated financial statements. Accordingly, the Company is restating its previously issued consolidated financial statements as of and for the year ended December 31, 2025.

The following table summarizes changes made to the audited consolidated balance sheets for year ended December 31, 2025:

	December 31, 2025
	As reported	Adjustment	As restated

Accumulated deficits	$(83,889,411)	$5,113,895	$(78,775,516)
Accumulated other comprehensive income	5,019,336	(3,470,944)	1,548,392
Total shareholders’ equity attributable to Infobird Co., Ltd	16,029,361	1,642,951	17,672,312
Non-controlling interests	2,170,196	(1,642,951)	527,245

The following table summarizes changes made to the audited consolidated statements of operations and comprehensive income (loss) for year ended December 31, 2025:

	December 31, 2025
	As reported	Adjustment	As restated

Impairment of goodwill	$54,765,074	$(3,578,292)	$51,186,782
Total operating expenses	58,979,750	(3,578,292)	55,401,458
LOSS FROM OPERATIONS	(56,411,208)	3,578,292	(52,832,916)
NET LOSS BEFORE INCOME TEX EXPENSES	(57,203,388)	3,578,292	(53,625,096)
NET LOSS FROM CONTINUING OPERATIONS	(57,203,388)	3,578,292	(53,625,096)
NET LOSS	(57,203,388)	3,578,292	(53,625,096)
Less: Net loss attributable to non-controlling interest from continuing operations	(17,455)	(1,535,603)	(1,553,058)
NET LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	(57,185,933)	5,113,895	(52,072,038)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	5,241,087	(3,578,292)	1,662,795
Less: Comprehensive income (loss) attributable to non-controlling interests from continuing operations	140,662	(1,642,951)	(1,502,289)
COMPREHENSIVE LOSS ATTRIBUTABLE TO INFOBIRD CO., LTD	(52,102,963)	1,642,951	(50,460,012)
(LOSS) EARNING PER SHARE - BASIC AND DILUTED
Continuing operations	(7.13)	0.63	(6.50)

The following table summarizes changes made to the audited consolidated statement of cash flows for year ended December 31, 2025:

	December 31, 2025
	As reported	Adjustment	As restated

Net loss	$(57,203,388)	$3,578,292	$(53,625,096)
Net loss from continuing operations	(57,203,388)	3,578,292	(53,625,096)
Impairment of goodwill	54,765,074	3,578,292	51,186,782

Note 5 – Business combination

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

Changes in the carrying amount of goodwill for the year ended December 31, 2025 was as follows:

Acquisition of Pure Tech
(Restated)

Balance as of December 31, 2024	$62,435,299
Impairment of goodwill	(51,186,782)
Effect of foreign exchange rate	1,310,861
Balance as of December 31, 2025	$12,559,378

Note 6 — Discontinued operations

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

Note 7 – Accounts receivable, net

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

Note 8 – Other receivables, net

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

Note 10 – Short-term loans

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

Note 11 – Other liabilities

Other liabilities were mainly convertible promissory note. As of December 31, 2025 and 2024, the balance of other liabilities were nil and $2,856,120, respectively. The outstanding balances of December 31, 2024 were converted to common stock on January 24, 2025.

Note 12 – Related party balances and transactions

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

Note 16 – Commitments and contingencies

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

Note 17 – Segment information and revenue analysis

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

Note 18 – Subsequent Events

The following subsequent events were evaluated on June 12, 2026, the date the financial statements were issued.

During the period from January 1, 2026 to June 12, 2026, the Company withdrew additional $634,237 (RMB 4,435,280) from the loan mentioned in Note 10. The maturity date of the loan is 12 months, with an interest rate of 2.65% per annum.

On March 27, 2026, the Company obtained a loan from Bank of China of $1,429,981 (RMB 10,000,000), which is guaranteed by Hong Wan. The loan bears an interest rate of 2.24% per annum and matures on March 26, 2027.

On March 16, 2026, the Company entered into a borrowing agreement with a third party, pursuant to which the Company provides a loan facility of $4,289,943 (RMB 30,000,000) to the third party. As of June 12, 2026, the balance of loan lent to the third party is $4,146,945 (RMB 29,000,000).

On April 10, 2026, the Company entered into a borrowing agreement with a third party, pursuant to which the Company provides a loan facility of $714,990 (RMB 5,000,000) to the third party. As of June 12, 2026, the balance of loan lent to the third party is $571,993 (RMB 4,000,000).